As filed with the Securities and Exchange Commission on March 29, 2023
Registration No. 333-269741
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
Under
The Securities Act of 1933
Angion Biomedica Corp.
(Exact name of Registrant as specified in its charter)
Delaware	2834	11-3430072
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
7-57 Wells Avenue
Newton, Massachusetts 02459
(857) 336-4001
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Jay R. Venkatesan, M.D.
President and Chief Executive Officer
Angion Biomedica Corp.
7-57 Wells Avenue
Newton, Massachusetts 02459
(857) 336-4001
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Please send copies of all communications to:
Kenneth L. Guernsey Brett D. White Anitha Anne Cooley LLP Three Embarcadero Center, 20th Floor San Francisco, CA 94111 (650) 843-5000	Jennifer J. Rhodes General Counsel Angion Biomedica Corp. 7-57 Wells Avenue Newton, Massachusetts 02459 (857) 336-4001	Kristen Ferris Goulston & Storrs PC 400 Atlantic Ave Boston, MA 02110 (617) 482-1776	William C. Hicks Daniel A. Bagliebter Mintz Levin Cohn Ferris Glovsky & Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Angion may not sell its securities pursuant to the proposed transactions until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY—SUBJECT TO COMPLETION—DATED MARCH 29, 2023
PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT
To the Stockholders of Angion Biomedica Corp. and Elicio Therapeutics, Inc.:
Angion Biomedica Corp. (Angion) and Elicio Therapeutics, Inc. (Elicio) have entered into an Agreement and Plan of Merger and Reorganization, dated January 17, 2023, as may be amended from time to time (Merger Agreement), pursuant to which Arkham Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Angion (Merger Sub), will merge with and into Elicio, with Elicio surviving as a wholly owned subsidiary of Angion (Merger). The Merger will result in a clinical-stage biopharmaceutical company advancing Elicio’s proprietary lymph node-targeting Amphiphile (AMP) technology to develop immunotherapies, with a focus on ELI-002, a therapeutic cancer vaccine targeting mKRAS-driven tumors.
The Merger will become effective at the time the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by Angion and Elicio and specified in the Certificate of Merger in accordance with the General Corporation Law of the State of Delaware (DGCL) (such date, the Closing Date, and such time, the Effective Time). At the Effective Time, each outstanding share of common stock of Elicio (including the shares of common stock issuable upon conversion of all shares of preferred stock of Elicio prior to the Merger) $0.01 par value per share (Elicio common stock), will be converted into the right to receive approximately 5,719,223 shares of common stock of Angion, $0.01 par value per share (Angion common stock), based on an assumed exchange ratio of 0.0164, assuming a reverse stock split of Angion common stock at a ratio of 10-for-1 to be implemented prior to the consummation of the Merger as may be adjusted and as discussed in this proxy statement/prospectus/information statement, and further adjusted based on Angion’s net cash in connection with the closing of the Merger (which net cash is expected to be between $26.5 million and $31.5 million). Angion will assume outstanding and unexercised options to purchase shares of Elicio common stock, and in connection with the Merger they will be converted into options to purchase shares of Angion common stock based on the agreed upon exchange ratio. At the Effective Time, Angion’s stockholders will continue to own and hold their then existing shares of Angion common stock, subject to adjustment for the reverse stock split. Each warrant to purchase Elicio common stock outstanding and unexercised immediately prior to the Effective Time of the Merger will be assumed by Angion and will become a warrant to purchase shares of Angion common stock, with the number of shares and exercise price being adjusted by the same exchange ratio. All outstanding and unexercised options to purchase shares of Angion common stock will remain effective and outstanding.
Immediately following the Merger, the pre-Merger equity holders of Elicio are expected to hold approximately 65.5% of the outstanding shares of Angion common stock and the pre-Merger equity holders of Angion are expected to hold approximately 34.5% of the outstanding shares of Angion common stock, in each case, on a fully diluted basis, subject to certain assumptions, including Angion Net Cash at Closing being between $26.5 million and $31.5 million.
The shares of Angion common stock are currently listed on The Nasdaq Global Select Market under the symbol “ANGN” although Angion plans to transfer its listing to The Nasdaq Global Market prior to completion of the Merger and Elicio has filed an initial listing application with The Nasdaq Stock Market LLC (Nasdaq) pursuant to Nasdaq’s “reverse merger” rules. Substantially concurrent with the completion of the Merger, Angion will be renamed “Elicio Therapeutics, Inc.” and expects to trade on The Nasdaq Global Market under the symbol “ELTX”. On    , 2023, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Angion common stock was $     per share.
Angion is holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to complete the Merger and other matters. At the Angion annual meeting, which will be held exclusively online via live audio-only webcast on    , 2023, at 9:00 a.m. Pacific Time, unless postponed or adjourned to a later date, Angion will ask its stockholders, among other things, to (i) approve the issuance of shares of Angion common stock as consideration in the Merger and (ii) to approve an amendment to Angion’s certificate of incorporation effecting a reverse stock split of Angion common stock at a ratio in the range from 5 -for-1 to 30 -for-1, with such specific ratio to be mutually agreed upon by the respective Angion and Elicio boards of directors or, if the issuance of shares of Angion common stock as consideration in the Merger is not approved by Angion stockholders, at a ratio determined solely by the Angion board of directors (Angion’s Board or the Angion Board) following the special meeting, each as described in this proxy statement/prospectus/information statement.
Please refer to the various provisions of this proxy statement/prospectus/information statement for further information with respect to the business to be transacted at the Angion special meeting. As described in this proxy statement/prospectus/information statement, certain of Elicio’s stockholders are parties to Support Agreements with Angion and Elicio, whereby such stockholders have agreed to vote their shares in favor of the adoption or approval, among other things, of the Merger Agreement and the approval of the transactions contemplated therein, including the Merger, the issuance of shares of Angion common stock to Elicio’s stockholders, and the change of control resulting from the Merger, subject to the terms of the Support Agreements.
In addition, following the effectiveness of the registration statement on Form S-4 (Registration Statement), of which this proxy statement/prospectus/ information statement is a part, and pursuant to the conditions of the Merger Agreement and the Support Agreements, Elicio’s stockholders who are party to the Support Agreements will each execute an action by written consent of Elicio’s stockholders, referred to as the written consent, adopting and approving the Merger Agreement, thereby approving the transactions contemplated therein, including the Merger. No meeting of Elicio’s stockholders will be held; all of Elicio’s stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the Merger and related transactions, by signing and returning to Elicio a written consent once this Registration Statement is declared effective by the Securities and Exchange Commission (SEC).
After careful consideration, Angion’s Board has unanimously: (i) determined that the Merger and the transactions and actions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Angion and its stockholders; (ii) authorized, approved and declared advisable the Merger Agreement and the transactions contemplated therein, including the Merger, the issuance of shares of Angion common stock to the stockholders of Elicio capital stock pursuant to the terms of Merger Agreement and the treatment of the options and warrants to purchase Elicio capital stock pursuant to the Merger Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Angion vote “FOR” each of the proposals set forth in this proxy statement/prospectus/information statement.
After careful consideration, Elicio’s board of directors (Elicio’s Board or the Elicio Board) has unanimously (i) determined that the Merger and the transactions and actions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Elicio and its stockholders, (ii) authorized, and declared advisable the Merger Agreement and the transactions contemplated therein, including the Merger and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that each Elicio stockholder sign and return the written consent, indicating its (a) adoption of the Merger Agreement and approval of the transactions contemplated therein, including the Merger, (b) acknowledgement that the approval given is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL and that such stockholder has received and read a copy of Section 262 of the DGCL, (c) consent to conversion of Elicio’s preferred stock to Elicio common stock immediately prior to the closing of the Merger, for Elicio’s preferred stockholders, and (d) acknowledgement that by its approval of the Merger such stockholder is not entitled to appraisal rights or dissenters’ rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL.
More information about Angion, Elicio and the proposed transaction is contained in this proxy statement/prospectus/information statement. Angion and Elicio urge you to read this proxy statement/prospectus/information statement carefully and in its entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 20.
Angion and Elicio are excited about the opportunities the Merger brings to Angion’s and Elicio’s stockholders, and thank you for your consideration and continued support.
Jay R. Venkatesan, M.D. President and Chief Executive Officer Angion Biomedica Corp.	Robert Connelly Chief Executive Officer Elicio Therapeutics, Inc.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus/information statement is dated     , 2023, and is first being mailed to Angion’s and Elicio’s stockholders on or about     , 2023.

7-57 Wells Avenue, Newton, Massachusetts 02459
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On    , 2023
Dear Stockholder of Angion:
The board of directors of Angion is pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between Angion and Elicio, for the purpose of, among other things, considering the approval of the issuance of Angion common stock pursuant to the Merger Agreement, between Angion and Elicio, pursuant to the Merger.
There will not be a physical meeting location. The special meeting (which will also serve as Angion’s 2023 annual meeting of stockholders) (Angion special meeting) will be held exclusively online via live audio-only webcast on    , 2023, at 9:00 a.m. Pacific Time, and can be accessed by visiting www.virtualshareholdermeeting.com/ANGN2023SM, where you will be able to attend the Angion special meeting via live audio-only webcast. You will be able to vote your shares and submit questions during the Angion special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. Online check-in will begin at 8:45 a.m. Pacific Time, and Angion encourages you to allow ample time for the online check-in procedures. Please note that you will not be able to attend the Angion special meeting in person. Angion is holding the Angion special meeting to consider the following proposals:
1.
Approve the issuance of shares of Angion capital stock pursuant to the Merger, which will represent more than 20% of the shares of Angion common stock outstanding immediately prior to the Merger and result in a change of control of Angion, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), referred to as the Stock Issuance Proposal;

2.
Approve an amendment to the amended and restated certificate of incorporation of Angion to effect a reverse stock split of Angion common stock at a ratio within the range between 5-for-1 to 30-for-1 (with such ratio to be mutually agreed upon by Angion and Elicio prior to the effectiveness of the Merger or, if the Stock Issuance Proposal is not approved by Angion stockholders, determined solely by the Angion Board), referred to as the Reverse Stock Split Proposal;

3.	Approve an amendment to the Angion amended and restated certificate of incorporation to provide for the exculpation of officers, referred to as the Exculpation Proposal;
4.
Elect the Angion Board nominees, Itzhak Goldberg, M.D., F.A.C.R. and Allen R. Nissenson, M.D., to the Angion Board in the class of directors to hold office until the 2026 Annual Meeting of Stockholders, referred to as the Director Election Proposal;

5.	Ratify the selection of Moss Adams LLP as Angion’s independent registered public accounting firm for the fiscal year ending December 31, 2023, referred to as the Accounting Firm Proposal; and
6.
Approve a postponement or adjournment of the Angion special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal, referred to as the Adjournment Proposal.

These six proposals are referred to collectively as the Angion Proposals.
Please read this proxy statement/prospectus/information statement for further information with respect to the business to be transacted at the Angion special meeting. The Angion board of directors (Angion Board) has fixed    , 2023, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Angion special meeting and any adjournment or postponement thereof. Only holders of record of shares of Angion common stock at the close of business on the record date are entitled to notice of, and to vote at, the Angion special meeting.

At the close of business on the record date, Angion had     shares of common stock outstanding and entitled to vote. A complete list of such stockholders entitled to vote at the Angion special meeting will be available for examination at the Angion offices in Newton, Massachusetts during normal business hours for a period of ten days prior to the Angion special meeting.
Your vote is important. Approval of each of the Stock Issuance Proposal, the Accounting Firm Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares of common stock present in person, by remote communication, or represented by proxy at the Angion special meeting and voting affirmatively or negatively (excluding abstentions and broker non-votes) on the matter. The affirmative vote of the holders of a majority of the Angion common stock outstanding on the record date for the Angion special meeting is required for the approval of the Reverse Stock Split Proposal and the Exculpation Proposal. With respect to the Director Election Proposal, directors are elected by a plurality of the affirmative votes cast in person or by proxy at the Angion special meeting, and the nominees for director receiving the highest number of affirmative votes will be elected. No Angion Proposal is conditioned upon any other Angion Proposal. However, each of the Stock Issuance Proposal and the Reverse Stock Split Proposal is a condition to the consummation of the Merger. Therefore, the Merger cannot be consummated without the approval of the Stock Issuance Proposal and the Reverse Stock Split Proposal.
You are cordially invited to attend the Angion special meeting. The Angion special meeting can be accessed by visiting www.virtualshareholdermeeting.com/ANGN2023SM, where you will be able to attend the Angion special meeting via live audio-only webcast. You will be able to vote your shares and submit questions during the Angion special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. Whether or not you expect to attend the Angion special meeting, to ensure your representation at the Angion special meeting, Angion urges you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the enclosed Angion proxy card, (2) calling the toll-free number listed on the enclosed Angion proxy card or (3) submitting your enclosed Angion proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from attending by means of remote communication the Angion special meeting and voting at the Angion special meeting, but it will help to ensure that a quorum is present and avoid added solicitation costs. Any holder of record of Angion common stock as of the record date who attends the Angion special meeting may vote at the Angion special meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Angion special meeting in the manner described in this proxy statement/prospectus/information statement. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by your bank, broker or other nominee.
If you own shares in street name through an account with a bank, broker or other nominee and you decide to attend the Angion special meeting, you cannot vote at the Angion special meeting unless you present a “legal proxy”, issued in your name from your bank, broker or other nominee. If your shares are held in a brokerage account or by a bank or other nominee, your ability to vote by telephone or the Internet depends on your broker’s voting process. Please follow the directions provided to you by your broker, bank or nominee.
THE ANGION BOARD HAS UNANIMOUSLY DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, ANGION AND ITS STOCKHOLDERS. THE ANGION BOARD UNANIMOUSLY RECOMMENDS THAT ANGION’S COMMON STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL, THE REVERSE STOCK SPLIT PROPOSAL, THE EXCULPATION PROPOSAL, EACH OF THE NOMINEES NAMED IN THE DIRECTOR ELECTION PROPOSAL, THE ACCOUNTING FIRM PROPOSAL AND THE ADJOURNMENT PROPOSAL.
By Order of the Angion Board of Directors,
Jay R. Venkatesan, M.D.
President and Chief Executive Officer
Newton, Massachusetts
   , 2023

ABOUT THIS DOCUMENT
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Angion, constitutes a prospectus of Angion under the Securities Act of 1933, as amended (Securities Act), with respect to the shares of Angion common stock to be issued pursuant to the Merger Agreement, between Angion and Elicio, pursuant to the Merger. This document also constitutes a notice of a meeting and a proxy statement of Angion under Section 14(a) of the Securities Exchange Act of 1934, as amended (Exchange Act) with respect to the Angion special meeting at which Angion stockholders will be asked to consider and vote on a proposal to approve the issuance of Angion common stock to the securityholders of Elicio, as well as to consider and vote on certain other proposals.
No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus/information statement is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus/information statement to Elicio stockholders nor the issuance by Angion of Angion common stock in connection with the proposed Merger will create any implication to the contrary.
This proxy statement/prospectus/information statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
Information contained in this proxy statement/prospectus/information statement regarding Elicio and its business, operations, management and other matters has been provided by Elicio and information contained in this proxy statement/prospectus/information statement regarding Angion and its business, operations, management and other matters has been provided by Angion.
If you would like additional copies of this proxy statement/prospectus/information statement or if you have questions about the proposed Merger or the proposals to be presented at the Angion special meeting, please contact Elicio’s proxy solicitor listed below. You will not be charged for any of the documents that you request.
You may also request additional copies from Angion’s proxy solicitor using the following contact information:
Mackenzie Partners, Inc.
Stockholders call toll-free: 1-800-322-2885

Call Collect: 212-929-5500
Email: Angion@mackenziepartners.com
To ensure timely delivery of these documents, any request should be made no later than    , 2023 to receive them before the Angion special meeting.
Angion intends to mail this proxy statement/prospectus/information statement on or about    , 2023, to all stockholders of record entitled to vote at the Angion special meeting.
i

Page
Communications with the Angion Board	163
Code of Business Conduct and Ethics	164
Corporate Governance Guidelines	164
Hedging Policy	164
MATTERS BEING SUBMITTED TO A VOTE OF ANGION’S STOCKHOLDERS	165
PROPOSAL NO. 1 (THE STOCK ISSUANCE PROPOSAL): APPROVAL OF THE ISSUANCE OF SHARES OF ANGION COMMON STOCK PURSUANT TO THE MERGER	165
Required Vote; Recommendation of the Angion Board	165
PROPOSAL NO. 2 (THE REVERSE STOCK SPLIT PROPOSAL): APPROVAL OF AN AMENDMENT TO THE ANGION AMENDED AND RESTATED CERTIFICATE OF INCORPORATION EFFECTING THE REVERSE STOCK SPLIT AT A RATIO IN THE RANGE FROM 5-FOR-1 TO 30-FOR-1	166
General	166
Purpose	166
Nasdaq Requirements for Listing on Nasdaq	166
Potential Increased Investor Interest	167
Criteria to be Used for Determining Which Reverse Stock Split Ratio to Implement	167
Principal Effects of the Reverse Stock Split	168
Procedure for Effecting the Reverse Stock Split and Exchange of Stock Certificates	169
Fractional Shares	169
Accounting Consequences	170
Potential Anti-Takeover Effect	170
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split	170
Vote Required; Recommendation of the Angion Board	172
PROPOSAL NO. 3 (THE EXCULPATION PROPOSAL): EXCULPATION OF OFFICERS	173
Purpose and Possible Effects of the Proposed Amendment	173
Required Vote; Recommendation of the Angion Board	174
PROPOSAL NO. 4 (THE DIRECTOR ELECTION PROPOSAL): ELECTION OF DIRECTORS	175
Required Vote; Recommendation of the Angion Board	175
PROPOSAL NO. 5 (THE ACCOUNTING FIRM PROPOSAL): RATIFICATION OF SELECTION OF ACCOUNTING FIRM	176
Principal Accountant Fees and Services	176
Pre-Approval Policies and Procedures	176
Required Vote; Recommendation of the Angion Board	176
PROPOSAL NO. 6 (THE ADJOURNMENT PROPOSAL): APPROVAL OF POSSIBLE ADJOURNMENT OF THE ANGION SPECIAL MEETING	178
Required Vote; Recommendation of the Angion Board	178
DESCRIPTION OF ANGION’S AND MERGER SUB’S BUSINESS	179
Angion	179
Overview	179
Manufacturing	181
Competition	181
Angion’s Intellectual Property	182
Angion’s Licenses and Collaborations	184
Government Regulation and Product Approval	185
Human Capital Resources	186
Corporate Information	186
Available Information	186
Arkham Merger Sub, Inc.	186
DESCRIPTION OF ELICIO’S BUSINESS	187
BUSINESS	187

v

QUESTIONS AND ANSWERS ABOUT THE MERGER
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed reverse stock split (Reverse Stock Split) of common stock of Angion, as described in Proposal No. 2 beginning on page 166 of this proxy statement/prospectus/information statement.
The following section provides answers to frequently asked questions about the proposed merger transaction and the Angion special meeting. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.
Q:	What is the Merger?
A:
Angion, Merger Sub, and Elicio entered into the Merger Agreement on January 17, 2023. The Merger Agreement, as it may be further amended from time to time, contains the terms and conditions of the proposed merger transaction among Angion, Merger Sub and Elicio. Under the Merger Agreement, Merger Sub will merge with and into Elicio, with Elicio surviving as a wholly owned subsidiary of Angion. This transaction is referred to as the Merger.

The Merger will become effective at the time the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or the Effective Time. At the Effective Time, each share of Elicio preferred stock outstanding immediately prior to the Effective Time and after giving effect to an automatic conversion of each share of preferred stock of Elicio into shares of Elicio common stock (the Preferred Stock Conversion, excluding shares held as treasury stock by Elicio or held or owned by Angion, Merger Sub or any subsidiary of Angion or Elicio and excluding shares held by stockholders who have exercised and perfected appraisal rights as more fully described in the section titled “The Merger Agreement—Appraisal Rights and Dissenters’ Rights” beginning on page 147 of this proxy statement/prospectus/information statement) will be automatically converted solely into the right to receive a number of shares of Angion common stock calculated using an exchange ratio formula described in the Merger Agreement (Exchange Ratio).
Immediately following the Merger, the pre-Merger equity holders of Elicio are expected to hold approximately 65.5% of the outstanding shares of Angion common stock and the pre-Merger equity holders of Angion are expected to hold approximately 34.5% of the outstanding shares of Angion common stock, in each case, on a fully diluted basis, subject to certain assumptions, including Angion Net Cash at Closing being between $26.5 million and $31.5 million. The exchange ratio formula is based upon an Elicio fixed valuation of $95 million and an Angion valuation of $50.1 million, subject to certain adjustments, including based upon Angion Net Cash at Closing, as more fully described in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 134 of this proxy statement/prospectus/information statement. A $25 million Angion Net Cash threshold is a condition for Elicio to be required to complete the Merger (Net Cash Condition).
If Angion holds less than $26.5 million of net cash at the closing of the Merger, the equity holders of Angion (pre-Merger) are expected to hold less than 34.5% of the outstanding shares of Angion common stock on a fully diluted basis and if Angion holds more than $31.5 million of net cash at the closing of the Merger, the equity holders of Angion (pre-Merger) are expected to hold more than 34.5% of the outstanding shares of Angion common stock on a fully diluted basis, as more fully described in the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 134 of this proxy statement/prospectus/information statement.
At the Effective Time, Angion’s stockholders will continue to own and hold their existing shares of Angion common stock, subject to adjustment in connection with the Reverse Stock Split. All outstanding and unexercised options to purchase shares of Angion common stock will remain effective and outstanding. Each option to purchase shares of Elicio common stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Angion common stock, with the number of Angion shares subject to such option and the exercise price being appropriately adjusted to reflect the exchange ratio. Each outstanding and unexercised warrant to purchase Elicio common stock immediately prior to the Effective Time will be converted into and become a warrant to purchase shares of Angion common stock. Substantially concurrently with the completion of the Merger, Angion will change its corporate name to “Elicio Therapeutics, Inc.” as required by the Merger Agreement.

Q:	When will the Exchange Ratio be final?
A:
Angion and Elicio will agree to an anticipated closing date at least 15 calendar days prior to the Angion special meeting of stockholders (the Anticipated Closing Date). At least ten calendar days prior to the Angion special meeting of stockholders, Angion will deliver to Elicio a schedule (Net Cash Schedule) setting forth the estimated calculation of Angion Net Cash as of the Anticipated Closing Date. For further details, see the section titled “The Merger Agreement—Calculation of Angion Net Cash” beginning on page 141 of this proxy statement/prospectus/information statement.

Q:	What will happen to Angion if, for any reason, the Merger does not close?
A:
If, for any reason, the Merger does not close, the board of directors of Angion (Angion Board) may elect to, among other things, continue the business of Angion, attempt to continue to sell or otherwise dispose of the various assets of Angion, dissolve and liquidate its assets or commence bankruptcy proceedings. Under certain circumstances, Angion may be obligated to pay Elicio a termination fee of either $1 million or $2 million and reimburse certain expenses of Elicio up to $500,000, as more fully described in the section titled “The Merger Agreement—Termination and Termination Fees” beginning on page 150 of this proxy statement/prospectus/information statement. If Angion decides to dissolve and liquidate its assets, Angion would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Angion and setting aside funds for reserves.

Q:	Why are the two companies proposing to merge?
A:
The Merger will result in a clinical-stage biopharmaceutical company advancing Elicio’s proprietary lymph node-targeting Amphiphile (AMP) technology to develop immunotherapies, with a focus on ELI-002, a therapeutic cancer vaccine targeting mKRAS-driven tumors. For a discussion of Angion’s and Elicio’s reasons for the Merger, please see the section titled “The Merger—Angion Reasons for the Merger” beginning on page 107 of this proxy statement/prospectus/information statement and “The Merger—Elicio Reasons for the Merger” beginning on page 110 of this proxy statement/prospectus/information statement.

Q:	Why am I receiving this proxy statement/prospectus/information statement?
A:
You are receiving this proxy statement/prospectus/information statement because you have been identified as a holder of Angion common stock as of the record date, or a stockholder of Elicio eligible to execute the Elicio written consent. If you are a common stockholder of Angion, you are entitled to vote at the Angion special meeting, which has been called for the purpose of approving the following proposals:

1.
Proposal 1 - the issuance of shares of Angion capital stock pursuant to the Merger, which will represent more than 20% of the shares of Angion common stock outstanding immediately prior to the Merger and result in a change of control of Angion, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), referred to as the Stock Issuance Proposal;

2.
Proposal 2 - the amendment to the amended and restated certificate of incorporation of Angion to effect a reverse stock split of Angion common stock at a ratio within the range between 5-for-1 to 30-for-1 (with such ratio to be mutually agreed upon by Angion and Elicio prior to the effectiveness of the Merger or, if the Stock Issuance Proposal is not approved by Angion stockholders, at a ratio as determined solely by the Angion Board), referred to as the Reverse Stock Split Proposal;

3.	Proposal 3 - the amendment to the amended and restated certificate of incorporation of Angion to provide for the exculpation of officers, referred to as the Exculpation Proposal;
4.
Proposal 4 - the election of the Angion Board’s nominees, Itzhak Goldberg, M.D., F.A.C.R. and Allen R. Nissenson, M.D., to the Angion Board in the class of directors to hold office until the 2026 Annual Meeting of Stockholders, referred to as the Director Election Proposal;

5.
Proposal 5 - the ratification of the selection of Moss Adams LLP as Angion’s independent registered public accounting firm for the fiscal year ending December 31, 2023, referred to as the Accounting Firm Proposal; and

6.
Proposal 6 - the postponement or adjournment of the Angion special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal, referred to as the Adjournment Proposal.

Angion does not expect that any matter other than these six proposals (the Angion Proposals) will be brought before the Angion special meeting.
If you are a stockholder of Elicio, you are requested to sign and return the Elicio written consent to (i) adopt the Merger Agreement and approve the transactions and actions contemplated by the Merger Agreement, including the Merger, (ii) acknowledge that your approval is irrevocable and that you are aware of your rights to demand appraisal for your shares pursuant to Section 262 of the DGCL and that you have received and read a copy of Section 262 of the DGCL, (iii) consent to conversion of Elicio’s preferred stock to Elicio common stock immediately prior to the closing of the Merger, if you are a Elicio preferred stockholder, and (iv) acknowledge that by your approval of the Merger you are not entitled to appraisal rights or dissenters’ rights with respect to your shares in connection with the Merger and thereby waive any rights to receive payment of the fair value of your capital stock under the DGCL (items (i) through (iv), collectively, the Elicio Stockholder Matters).
This document serves as: (x) a proxy statement of Angion used to solicit proxies for the Angion special meeting, (y) a prospectus of Angion used to offer shares of Angion common stock (i) in exchange for shares of Elicio capital stock in the Merger and (ii) upon exercise of the warrants to purchase shares of Elicio common stock assumed in the Merger in exchange for the warrants to purchase shares of Angion common stock and (z) an information statement of Elicio used to solicit the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the Merger and related transactions after the declaration of the effectiveness of this Registration Statement, of which this proxy statement/prospectus/information statement is a part. Information about the Angion special meeting, the Merger, the Merger Agreement and the other business to be considered by Angion stockholders at the Angion special meeting, and by Elicio stockholders to consider in determining whether to sign and return the Elicio written consent, is contained in this proxy statement/prospectus/information statement. Angion stockholders and Elicio stockholders should read this information carefully and in its entirety. The enclosed voting materials allow Angion stockholders to vote their shares by proxy without attending the Angion special meeting.
Q:	What is required to consummate the Merger?
A:
To consummate the Merger, Angion’s common stockholders must approve the Required Angion Closing Stockholder Matters (Proposal Nos. 1 and 2 above) and Elicio’s stockholders must approve the Elicio Stockholder Matters.

Certain of Elicio’s stockholders and certain of Angion’s stockholders are parties to Support Agreements with Angion and Elicio, whereby such stockholders have agreed, subject to the terms of the Support Agreements, to vote their shares (or execute a written consent) in favor of the Required Angion Closing Stockholder Matters or the Elicio Stockholder Matters, as applicable.
In addition to the requirement of obtaining stockholder approval of the Required Angion Closing Stockholder Matters and the Elicio Stockholder Matters, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a complete description of the closing conditions under the Merger Agreement, refer to the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 138 of this proxy statement/prospectus/information statement.
Q:	What will Elicio’s stockholders, option holders and warrant holders receive in the Merger?
A:
Each share of Elicio capital stock outstanding will be converted into the right to receive a number of shares of Angion common stock calculated using the Exchange Ratio. Angion will assume outstanding and unexercised options to purchase shares of Elicio capital stock, and in connection with the Merger such options will be converted into options to purchase shares of Angion common stock, with the number of Angion shares subject to such option and the exercise price being appropriately adjusted to reflect the Exchange Ratio. Each outstanding and unexercised warrant to purchase Elicio common stock immediately prior to the Effective Time will be converted into and become a warrant to purchase shares of Angion common stock, adjusted to reflect the Exchange Ratio and treated in accordance with the terms thereof. For a more complete description of what Elicio’s stockholders and option holders will receive in the Merger, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 134 of this proxy statement/prospectus/information statement.

Q:	What will Angion’s stockholders and option holders receive in the Merger?
A:	At the Effective Time, Angion’s stockholders will continue to own and hold their existing shares or options to purchase shares of Angion common stock.
Q:	Who will be the directors of Angion following the Merger?
A:
At the Effective Time, the combined company is expected to initially have a nine-member board of directors, comprising (a) Robert Connelly, Julian Adams, Ph.D., Carol Ashe, Yekaterina (Katie) Chudnovsky, Daphne Karydas, and Assaf Segal, each as an Elicio designee and (b) Jay Venkatesan, M.D., MBA,    , and    , each as an Angion designee, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal. The aforementioned board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the rules of Nasdaq. All of Angion’s current directors other than Dr. Venkatesan,    , and     are expected to resign from their positions as directors of Angion, effective upon the Effective Time.

Q:	Who will be the executive officers of Angion following the Merger?
A:
Immediately following the Merger, the executive management team of the combined company is expected to comprise the following individuals with such additional officers as may be added by Elicio or the combined company:

Name	Position with the Combined Company	Current Position at Elicio
Robert Connelly	Chief Executive Officer, President and Director	Chief Executive Officer

Daniel Geffken	Interim Chief Financial Officer	Interim Chief Financial Officer

Christopher Haqq, M.D., Ph.D.	Executive Vice President, Head of Research and Development and Chief Medical Officer	Executive Vice President, Head of Research and Development and Chief Medical Officer

Annette Matthies, Ph.D.	Chief Business Officer	Chief Business Officer

Peter DeMuth, Ph.D.	Chief Scientific Officer	Chief Scientific Officer
Q:	As a stockholder of Angion, how does the Angion Board recommend that I vote?
A:	After careful consideration, the Angion Board unanimously recommends that the holders of Angion common stock vote:
•	“FOR” Proposal 1 - the Stock Issuance Proposal;
•	“FOR” Proposal 2 - the Reverse Stock Split Proposal;
•	“FOR” Proposal 3 - the Exculpation Proposal.
•	“FOR” Proposal 4 - the election of the Angion Board’s nominees in the Director Election Proposal;
•	“FOR” Proposal 5 - the Accounting Firm Proposal; and
•	“FOR” Proposal 6 - the Adjournment Proposal.
For more information on each proposal and the Angion Board’s recommendations, please see the section titled “Matters Being Submitted to a Vote of Angion’s Stockholders” beginning on page 165 of this proxy statement/prospectus/information statement.
Q:	How many votes are needed to approve each proposal?
A:
Approval of each of the Stock Issuance Proposal, the Accounting Firm Proposal, and the Adjournment Proposal requires the affirmative vote of the holders of a majority of the voting power of the shares outstanding on the record date for the Angion special meeting present in person, by remote communication, or represented by proxy at the meeting and voting affirmatively or negatively (excluding abstentions and broker non-votes) on this matter.

Approval of each of the Reverse Stock Split Proposal and the Exculpation Proposal requires the affirmative vote of the holders of a majority of the Angion common stock outstanding on the record date for the Angion special meeting. Abstentions and broker non-votes, if any, will have the same effect as “Against” votes.
With respect to the Director Election Proposal, directors are elected by a plurality of the affirmative votes cast in person or by proxy at the Angion special meeting, and the two nominees for director receiving the highest number of affirmative votes will be elected. Only votes “For” will affect the outcome of the vote; “Withhold” votes and broker non-votes will have no effect on the outcome of the vote.
Q:	As a stockholder of Elicio, how does the board of directors of Elicio recommend that I vote?
A:	After careful consideration, the Elicio Board unanimously recommends that the Elicio stockholders execute the written consent indicating their vote in favor of the Elicio Stockholder Matters.
Q:	What risks should I consider in deciding whether to vote in favor of the Angion Proposals or to execute and return the written consent, as applicable?
A:
You should carefully review the section of the proxy statement/prospectus/information statement titled “Risk Factors,” which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Angion and Elicio, as an independent company, is subject.

Q:	When do you expect the Merger to be consummated?
A:
We anticipate that the Merger will be consummated during the second quarter of 2023, soon after the Angion special meeting to be held on    , 2023 but we cannot predict the exact timing. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 138 of this proxy statement/prospectus/information statement.

Q:	What are the material U.S. federal income tax consequences of the Merger to U.S. holders of Elicio shares?
A:
Angion and Elicio intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (Code), as described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 127 of this proxy statement/prospectus/information statement. If the Merger so qualifies, Elicio stockholders who are U.S. holders (as defined in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 127 of this proxy statement/prospectus/information statement) generally will not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of Angion common stock issued in connection with the Merger. Each Elicio stockholder who is a U.S. holder who receives cash in lieu of a fractional share of Angion common stock generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of such fractional share and such Elicio stockholder’s tax basis allocable to such fractional share.

If the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then each Elicio stockholder who is a U.S. holder will generally recognize capital gain or loss for U.S. federal income tax purposes on the receipt of shares of Angion common stock issued in connection with the Merger, as well as on any cash such Elicio stockholder receives in lieu of a fractional share of Angion common stock. The tax consequences to each Elicio stockholder will depend on that stockholder’s particular circumstances. Each Elicio stockholder should consult with his, her or its tax advisor for a full understanding of the tax consequences of the Merger to that Elicio stockholder.
Q:	What are the material U.S. federal income tax consequences of the Reverse Stock Split to U.S. holders of Angion shares?
A:
Angion intends to treat the Reverse Stock Split as a “recapitalization” for U.S. federal income tax purposes. If it so qualifies, an Angion stockholder who is a U.S. holder (as defined in the section titled “Matters Being Submitted to a Vote of Angion’s Stockholders—Proposal No. 2: Approval of an Amendment to the Amended and Restated Certificate of Incorporation of Angion Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 166 of this proxy statement/prospectus/information statement) should not recognize gain or loss upon the Reverse Stock Split (other than in respect of cash received in lieu of fractional shares). A U.S. holder’s aggregate tax basis in the shares of Angion common stock received pursuant to the Reverse Stock Split should equal the aggregate tax basis of the shares of Angion common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Angion common stock), and such U.S. holder’s holding period in the shares of Angion common stock received should include the holding period in the shares of Angion common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Angion common stock surrendered to the shares of Angion common stock received in a “recapitalization”. U.S. holders of shares of Angion common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.
Please review the information in the section titled “Matters Being Submitted to a Vote of Angion’s Stockholders—Proposal No. 2: Approval of an Amendment to the Amended and Restated Certificate of Incorporation of Angion Effecting the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” beginning on page 170 of this proxy statement/prospectus/information statement for a more complete description of the material U.S. federal income tax consequences of the Reverse Stock Split to Angion U.S. holders.
Q:	What do I need to do now?
A:
Angion and Elicio urge you to read this proxy statement/prospectus/information statement carefully, including its annexes and information incorporated herein, and to consider how the Merger affects you.

If you are a common stockholder of Angion, please vote your shares as soon as possible so that your shares will be represented at the Angion special meeting. Please follow the instructions set forth on the enclosed Angion proxy card or on the voting instruction form provided by the record holder of your shares if your shares are held in the name of your bank, broker or other nominee.
If you are a stockholder of Elicio, you may execute and return your written consent to Elicio in accordance with the instructions provided by Elicio once this Registration Statement is declared effective by the SEC.
Q:	When and where is the Angion special meeting? What must I do to attend the Angion special meeting?
A:
The Angion special meeting will be held exclusively online via live audio-only webcast on    , 2023 at 9:00 a.m. Pacific Time. Online check-in will begin at 8:45 a.m. Pacific Time, and Angion encourages you to allow ample time for the online check-in procedures. Please note that you will not be able to attend the Angion special meeting in person.

You or your authorized proxy may attend the Angion special meeting if you were a registered or beneficial stockholder of Angion common stock as of the record date.
You will be able to vote your shares and submit questions during the Angion special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. If you wish to submit a question during the Angion special meeting, log into the Angion special meeting platform at www.virtualshareholdermeeting.com/ANGN2023SM, type your question into the “Ask a Question” field, and click “Submit.” Angion will respond to as many properly submitted questions during the relevant portion of the Angion special meeting agenda as time allows.
If Angion experiences technical difficulties during the Angion special meeting (e.g., a temporary or prolonged power outage), Angion will determine whether the Angion special meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Angion special meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, Angion will promptly notify stockholders of the decision via www.virtualshareholdermeeting.com/ANGN2023SM. Angion will have technicians ready to assist you with any technical difficulties you may have accessing the Angion special meeting website. If you encounter any difficulties accessing the Angion special meeting website during the check-in or meeting time, please call the technical support number that will be posted on the Angion special meeting website log-in page at www.virtualshareholdermeeting.com/ANGN2023SM.

If you own shares in street name through an account with a bank, broker or other nominee, please send proof of your Angion share ownership as of the record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your registration request. If you are not sure what proof to send, check with your intermediary.
If your shares are registered in your name with Angion’s stock registrar and transfer agent, Continental Stock Transfer & Trust Company, no proof of ownership is necessary because Angion can verify your ownership.
Q:	How are votes counted?
A:	Votes will be counted by the inspector of elections appointed for the meeting, who will separately count votes “FOR” and “AGAINST,” abstentions and, if applicable, broker non-votes.
Angion does not expect that any matters other than the Angion Proposals will be brought before the Angion special meeting.
Q:	What are “broker non-votes”?
A:
Brokers who hold shares in street name for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approval of non-routine matters, and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares, referred to generally as “broker non-votes.” Broker non-votes, if any, will be treated as shares that are present at the Angion special meeting for purposes of determining whether a quorum exists but will not have any effect for the purpose of voting on Proposal No. 1 (Stock Issuance Proposal), Proposal No. 4 (Director Election Proposal), Proposal No. 5 (Accounting Firm Proposal) and Proposal No. 6 (Adjournment Proposal). Broker non-votes, if any, will have the same effect as “AGAINST” votes for Proposal No. 2 (Reverse Stock Split Proposal) and Proposal No. 3 (Exculpation Proposal).

Q:	What will happen if I return my proxy form without indicating how to vote?
A:
If you submit your proxy form without indicating how to vote your shares on any particular proposal, the common stock represented by your proxy will be voted as recommended by the Angion Board with respect to that proposal.

Q:	May I change my vote after I have submitted a proxy or voting instruction form?
A:
Angion’s common stockholders of record, other than those Angion stockholders who are parties to voting agreements, may change their vote at any time before their proxy is voted at the Angion special meeting in one of following ways:

•	By sending a written notice to the Secretary of Angion stating that it would like to revoke its proxy.
•
By duly executing a subsequently dated proxy relating to the same shares of common stock and return it in the postage-paid envelope provided or similar means, which subsequent proxy is received before the prior proxy is exercised at the Angion special meeting;

•
Duly submitting a subsequently dated proxy relating to the same shares of common stock by telephone or via the Internet (i.e., your most recent duly submitted voting instructions will be followed) before 11:59 p.m. Eastern Time on    , 2023; and

•	By attending the Angion special meeting and voting such shares during the Angion special meeting.
If a stockholder who owns Angion shares in “street name” has instructed a broker to vote its shares of Angion common stock, the stockholder must follow directions received from its broker to change those instructions.
Q:	Who is paying for this proxy solicitation?
A:
Angion will pay for the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Angion common stock for the forwarding of solicitation materials to the beneficial owners of Angion common stock. Angion will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. In addition, Angion has engaged Mackenzie Partners, Inc., a proxy solicitation firm, to solicit proxies from Angion’s stockholders for a fee of up to $9,500 plus certain additional costs associated with solicitation campaigns. Fees paid to the SEC in connection with filing the statement/prospectus/information statement, and any amendments and supplements thereto, with the SEC will be paid by Angion.
Q:	What is the quorum requirement?
A:
A quorum of stockholders is necessary to hold a valid meeting. The presence at the Angion special meeting, virtually or represented by proxy, of the holders of a majority of the voting power of the stock issued, outstanding and entitled to vote thereat, as of the record date, will constitute a quorum for the transaction of business at the Angion special meeting.

Your shares will be counted towards the quorum if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you attend the Angion special meeting and vote your shares during the Angion special meeting. Abstentions and broker non-votes, if applicable, will also be counted towards the quorum requirement. If there is no quorum, the person presiding over the Angion special meeting, or the holders of a majority of shares present at the Angion special meeting or represented by proxy, may adjourn the meeting to another date.
Q:	Should Angion’s and Elicio’s stockholders send in their stock certificates now, to the extent they have any?
A:
No. After the Merger is consummated, Elicio’s stockholders will receive written instructions from the exchange agent for exchanging their certificates representing shares of Elicio capital stock for certificates representing shares of Angion common stock. Each Elicio stockholder who otherwise would be entitled to receive a fractional share of Angion common stock will be entitled to receive an amount in cash, without interest, determined by multiplying such fraction by the volume-weighted average closing trading price of a share of Angion common stock on Nasdaq for the five consecutive trading days ending five trading days immediately prior to the date upon which the Merger becomes effective.

In addition, Angion’s stockholders will receive written instructions, as applicable, from Angion’s transfer agent, Continental Stock Transfer & Trust Company, for exchanging their certificates representing shares Angion common stock for new certificates giving effect to the Reverse Stock Split, if effected. Angion’s stockholders will also receive a cash payment in lieu of any fractional shares, determined by multiplying such fraction by the fair market value per share of Angion common stock immediately prior to the effective time of the Reverse Stock Split as determined by the Angion Board.
Q:	Who can help answer my questions?
A:
If you are a stockholder of Angion and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact Mackenzie Partners, Inc., Angion’s proxy solicitor, by telephone, toll-free, at 1-800-322-2885 (toll-free), 212-929-5500 (call collect) or by email at Angion@mackenziepartners.com.

If you are a stockholder of Elicio, and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact:
451 D Street, 5th Floor, Suite 501
Boston, Massachusetts 02210
(857) 209-0050
Attention: Chief Executive Officer

PROSPECTUS SUMMARY
This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the Merger, the proposals being considered at the Angion special meeting and Elicio’s stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement attached as Annex A and the other annexes to which you are referred herein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 305 of this proxy statement/prospectus/information statement.
The Companies
Angion Biomedica Corp.
7-57 Wells Avenue
Newton, Massachusetts 02459
(857) 336-4001
Angion is a biopharmaceutical company that has focused on the discovery, development and commercialization of novel small molecule therapeutics to address acute organ injuries and fibrotic diseases. Angion was incorporated in Delaware in 1998.
Angion’s product candidates and programs include ANG-3070, a highly selective oral tyrosine kinase receptor inhibitor (TKI) in development as a treatment for fibrotic diseases, a Rho Associated Coiled-Coil Containing Protein Kinase 2 (ROCK2) preclinical program targeted towards the treatment of fibrotic diseases, a Cytochrome P450 Family 11 Subfamily B Member 2 (CYP11B2) preclinical program targeted towards diseases related to aldosterone synthase dysregulation, and a CYP26 (retinoic acid metabolism) inhibitor program targeted towards a number of indications, including cancer.
Angion has suspended clinical development activities and does not have any products approved for sale. In July 2022, Angion took steps to conserve cash resources and cut operating expenses, reducing its workforce significantly while evaluating strategic alternatives. Strategic alternatives were evaluated with a goal to enhance stockholder value, including the possibility of a merger or sale of Angion. On January 17, 2023, Angion announced the entry into the Merger Agreement.
Elicio Therapeutics, Inc.
451 D Street, 5th Floor, Suite 501,
Boston, MA 02210
(857) 209-0050
Elicio is a clinical-stage biotechnology company pioneering the development of therapeutic cancer vaccines for patients with limited treatment options and poor outcomes. Through its AMP platform technology, Elicio’s goal is to re-engineer the body’s immune response to defeat diseases using potent lymph node targeted vaccines and immunotherapies.
Elicio’s proprietary AMP technology precisely traffics immuno-modulatory molecules to the lymph nodes, the “schoolhouse” of the immune system, enhancing the magnitude, potency, functionality, and durability of the immune response. The lymph nodes are a primary site in the body where most immune cells are located. The lymph nodes are where the immune system naturally collects information about health and disease in order to orchestrate the mechanisms of immunity which protect us from pathogens and tumors. By efficiently targeting these sites within the body we are taking advantage of the power and the unique biology of the lymph nodes to improve responses across a broad range of diseases. Elicio’s is utilizing its lymph-node targeting technology to build a pipeline of therapeutic cancer vaccines, which will be the focus of Elicio. Other applications of the AMP technology, such as infectious disease (ID) vaccines and immune cell therapies, will be developed through partnerships.
Elicio’s core business is the development of therapeutic cancer vaccines. ELI-002, its lead clinical program, is designed to stimulate an immune response against the Kirsten rat sarcoma virus (KRAS) mutations driving 25% of solid tumors. ELI-002 is currently being studied in AMPLIFY-201 in patients with mutant (m)KRAS-driven Pancreatic ductal adenocarcinoma (PDAC) and Colorectal cancer (CRC).

Arkham Merger Sub, Inc.
7-57 Wells Avenue
Newton, Massachusetts 02459
(857) 336-4001
Merger Sub is a wholly-owned subsidiary of Angion and was formed solely for the purposes of carrying out the Merger.
The Merger (see page 99)
On January 17, 2023, Angion, Merger Sub, and Elicio entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Elicio, with Elicio surviving as a wholly owned subsidiary of Angion. Angion common stock will be issued to the stockholders of Elicio at the Effective Time and Angion will assume each Elicio option and warrant which will become options and warrants to purchase Angion common stock at the Effective Time. In connection with the Closing, Angion will change its name to “Elicio Therapeutics, Inc.” References to the combined company in this proxy statement/prospectus/information statement are references to Angion and its consolidated subsidiaries following the Merger and references to the surviving company are to Elicio following the Merger.
Angion and Elicio expect the Merger to be consummated during the second quarter of 2023, subject to satisfaction or waiver of certain conditions to the Closing, including, among other things, approval by Angion’s stockholders of the Stock Issuance Proposal and the Reverse Stock Split Proposal (collectively, the Required Angion Closing Stockholder Matters).
Immediately following the Merger, the pre-Merger equity holders of Elicio are expected to hold approximately 65.5% of the outstanding shares of Angion common stock and the pre-Merger equity holders of Angion are expected to hold approximately 34.5% of the outstanding shares of Angion common stock, in each case, on a fully diluted basis, subject to certain assumptions, including Angion Net Cash at Closing being between $26.5 million and $31.5 million. The Net Cash Condition means that Angion Net Cash must be no less than $25 million in order for Elicio to be required to complete the Merger. For a more complete description of the Merger and the potential adjustments in the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio.”
Reasons for the Merger (see page 107)
The Angion Board considered various reasons for the Merger, as described later in this proxy statement under the section titled “The Merger—Angion Reasons for the Merger.”
Opinion of Angion’s Financial Advisor (see page 111)
Angion engaged Oppenheimer to serve as a financial advisor to Angion in connection with reviewing and considering other potential strategic transaction opportunities, including the proposed Merger. At the January 13, 2023 meeting of the Angion Board, representatives of Oppenheimer rendered Oppenheimer’s oral opinion, which was subsequently confirmed by delivery of a written opinion to the Angion Board dated January 13, 2023, as to the fairness, as of such date, from a financial point of view, to Angion of the Exchange Ratio in the Merger pursuant to the Merger Agreement, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Oppenheimer in connection with the preparation of its opinion.
The full text of the written opinion of Oppenheimer, dated January 13, 2023, which sets forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken, is attached as Annex B to this document. Oppenheimer provided its opinion for the information and assistance of the Angion Board (in its capacity as such) in connection with, and for purposes of, its consideration of the Merger, and its opinion only addresses whether the Exchange Ratio in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to Angion. The opinion of Oppenheimer did not address any other term or aspect of the Merger Agreement or the Merger. The Oppenheimer opinion does not constitute a recommendation to the Angion Board or any holder of Angion’s common stock as to how the Angion Board, such stockholder or any other person should vote or otherwise act with respect to the Merger or any other matter, or whether to enter into a support agreement with either Angion or Elicio.

Merger Consideration and Exchange Ratio (see page 134)
Pursuant to the Merger Agreement, at the Effective Time, each share of Elicio capital stock outstanding immediately prior to the Effective Time and after giving effect to the Preferred Stock Conversion will be automatically converted solely into the right to receive a number of shares of Angion common stock equal to the Exchange Ratio.
No fractional shares of Angion common stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any holder of Elicio capital stock who would otherwise be entitled to receive a fraction of a share of Angion common stock (after aggregating all fractional shares of Angion common stock issuable to such holder) will, in lieu of such fraction of a share and upon such holder’s surrender of a letter of transmittal in accordance with the Merger Agreement and any accompanying documentation required therein, be paid in cash the dollar amount (rounded up to the nearest whole cent), without interest, determined by multiplying such fraction by the volume weighted average closing trading price of a share of Angion common stock (Angion Closing Price) on Nasdaq for the five consecutive trading days ending three trading days immediately prior to the date of the public announcement of the Merger Agreement, which is equal to $0.9110.
The Exchange Ratio formula is derived based upon an Elicio fixed valuation of $95 million and an Angion valuation of $50.1 million, subject to certain adjustments, including based upon Angion Net Cash at Closing. The calculation of Angion Net Cash at Closing includes, among other things, a credit for cash proceeds Angion receives from the sale, transfer, license, assignment or other divestiture of its intellectual property and other assets and technology in existence on the date of the Merger Agreement prior to or substantially concurrently with the Closing and a reduction for certain liabilities. The Net Cash Condition means that Angion Net Cash must be no less than $25 million in order for Elicio to be required to complete the Merger.
Immediately following the Merger, the pre-Merger equity holders of Elicio are expected to hold approximately 65.5% of the outstanding shares of Angion common stock and the pre-Merger equity holders of Angion are expected to hold approximately 34.5% of the outstanding shares of Angion common stock, in each case, on a fully diluted basis, subject to certain assumptions, including Angion Net Cash at Closing being between $26.5 million and $31.5 million.
For a more complete description of the Merger, the potential adjustments in the Exchange Ratio and the calculation of Angion Net Cash, please see the section titled “The Merger Agreement —Merger Consideration and Exchange Ratio.”
Treatment of Elicio Stock Options (see page 137)
Under the terms of the Merger Agreement, each option to purchase shares of Elicio common stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Angion common stock. Angion will assume the Elicio’s 2022 Equity Incentive Plan and Elicio’s 2012 Equity Incentive Plan (together, the Elicio Plans), and all rights with respect to each outstanding option to purchase Elicio common stock in accordance with its terms and the terms of the stock option agreement by which such option is evidenced.
Accordingly, from and after the Effective Time: (i) each outstanding Elicio stock option assumed by Angion may be exercised solely for shares of Angion common stock; (ii) the number of shares of Angion common stock subject to each outstanding Elicio stock option assumed by Angion will be determined by multiplying (A) the number of shares of Elicio common stock that were subject to such Elicio stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Angion common stock; (iii) the per share exercise price for the Angion common stock issuable upon exercise of each Elicio stock option assumed by Angion will be determined by dividing (A) the per share exercise price of Angion common stock subject to such Elicio stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Elicio stock option assumed by Angion will continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Elicio stock option will otherwise remain unchanged; provided, however, that the Angion Board or a committee thereof will succeed to the authority and responsibility of the board of directors of Elicio or any committee thereof with respect to each Elicio stock option assumed by Angion.

Treatment of Elicio Warrants (see page 137)
Under the terms of the Merger Agreement, each warrant to purchase shares of Elicio common stock that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase shares of Angion common stock and Angion will assume each Elicio warrant in accordance with its terms.
Accordingly, from and after the Effective Time: (i) each outstanding Elicio warrant assumed by Angion may be exercised solely for shares of Angion common stock; (ii) the number of shares of Angion common stock subject to each outstanding Elicio warrant assumed by Angion will be determined by multiplying (A) the number of shares of Elicio common stock, or the number of shares of Elicio preferred stock issuable upon exercise of the Elicio warrant, as applicable, that were subject to such Elicio warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Angion common stock; (iii) the per share exercise price for the Angion common stock issuable upon exercise of each Elicio warrant assumed by Angion will be determined by dividing (A) the per share exercise price of Angion common stock subject to such Elicio warrant as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Elicio warrant assumed by Angion will continue in full force and effect and the term and other provisions of such Elicio warrant will otherwise remain unchanged.
Conditions to the Completion of the Merger (see page 138)
The obligations to consummate the Merger and the other transactions and actions contemplated by the Merger Agreement (collectively, the Contemplated Transactions) are subject to the satisfaction or waiver, on or prior to the Effective Time, of the conditions set forth in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” below.
Non-Solicitation (see page 143)
Capitalized terms in this section are as defined in the section titled “Merger Agreement—Non-Solicitation.”.
Angion and Elicio and their respective subsidiaries are prohibited by the terms of the Merger Agreement, other than, in the case of Angion, with respect to any Asset Disposition (as defined below), from, directly or indirectly, (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below) or taking any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnishing any non-public information regarding such party to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engaging in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approving, endorsing or recommending any Acquisition Proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below) (other than, in the case of Angion, a confidentiality agreement permitted as described below); or (vi) publicly proposing to do any of the foregoing.
Subject to certain restrictions and prior to obtaining the approval of the Required Angion Closing Stockholder Matters by the Required Angion Stockholder Vote (as defined below), Angion and its subsidiaries may furnish non-public information regarding Angion or any of its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide Acquisition Proposal by such person, which the Angion Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (as defined below) (and is not withdrawn) if: (A) none of Angion, any of its subsidiaries or any of their respective representatives have breached the non-solicitation restrictions in the Merger Agreement in any material respect, (B) the Angion Board concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Angion Board under applicable law; (C) substantially contemporaneously with furnishing any such nonpublic information to such person, Angion gives Elicio notice of Angion’s intention to furnish nonpublic information to or enter into discussions with, such person and furnishes such nonpublic information to Elicio (to the extent such information has not been previously furnished to Elicio), and (D) Angion receives from such person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire and “standstill” provisions), in the aggregate, at least as favorable to it as those contained in the confidentiality agreement entered into between Angion and Elicio in connection with the Merger.

For a more complete description of the non-solicitation provisions, please see the section titled “The Merger Agreement—Non-Solicitation.”
Termination and Termination Fees (see page 150)
Capitalized Terms are as defined in the section titled “Merger Agreement—Termination and Termination Fees.”
The Merger Agreement contains certain customary termination rights, including the right of Angion to terminate the Merger Agreement if the Elicio Stockholder Written Consent (as defined below) has not been obtained within three business days of the date of the Registration Statement becoming effective, the right of Angion or Elicio to terminate the Merger Agreement if Angion’s stockholders fail to adopt and approve the Required Angion Closing Stockholder Matters, the right of Elicio to terminate the Merger Agreement if the Angion Board changes or withdraws its recommendation in favor of the Required Angion Closing Stockholder Matters or approves or enters into an agreement relating to an Acquisition Proposal and the right of Angion to terminate the Merger Agreement under certain circumstances to enter into an agreement relating to a Superior Offer.
Upon termination of the Merger Agreement by Elicio or Angion in certain circumstances, a termination fee of $1 million may be payable by Elicio to Angion or by Angion to Elicio. Additionally, in the event of a termination under certain circumstances, including a termination of the Merger Agreement by Angion to enter into an agreement relating to a Superior Offer, a termination fee of $2 million or $1 million may be payable by Angion to Elicio. Angion has agreed to reimburse Elicio for up to $500,000 in expenses if the Merger Agreement is terminated due to the failure to obtain the approval of the Required Angion Closing Stockholder Matters from Angion’s stockholders, if the Net Cash Condition (as defined below) is not satisfied as of the End Date (as defined below) or in the event of the failure of Elicio to consummate the Contemplated Transactions (as defined below) solely as a result of an Angion Material Adverse Effect (as defined below). Elicio has agreed to reimburse Angion for up to $500,000 in expenses if the Merger Agreement is terminated due to a breach or inaccuracy of any representation, warranty, covenant or agreement by Elicio or in the event of the failure of Elicio to consummate the Contemplated Transactions solely as a result of an Elicio Material Adverse Effect.
For a more complete description of the termination provisions and termination fees, please see the section titled “The Merger Agreement—Termination and Termination Fees.”
Support Agreements (see page 155)
Concurrently with the execution of the Merger Agreement, executive officers, directors and stockholders of Angion entered into support agreements (Angion Support Agreements) in favor of Elicio relating to the Merger. The Angion Support Agreements provide, among other things, that such officers, directors and stockholders will vote all of their shares of Angion common stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the Required Angion Closing Stockholder Matters, and the other Contemplated Transactions, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.
Concurrently with the execution of the Merger Agreement, executive officers, directors and stockholders of Elicio entered into support agreements (Elicio Support Agreements, together with the Angion Support Agreements, the Support Agreements) in favor of Angion relating to the Merger. The Elicio Support Agreements provide, among other things, that such executive officers, directors and stockholders vote all of their shares of Elicio capital stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the Elicio Stockholder Matters, and the other Contemplated Transactions, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.
Lock-Up Agreements (see page 155)
Concurrently with the execution of the Merger Agreement, (i) certain executive officers, directors, and stockholders of Elicio and (ii) certain directors of Angion, entered into lock-up agreements (Lock-Up Agreements), pursuant to which such persons accepted certain restrictions on transfers of the shares of Angion common stock held by such persons for the 180-day period following the Effective Time.
Bridge Loan (see page 155)
In connection with execution of the Merger Agreement, Angion made a bridge loan to Elicio pursuant to a note purchase agreement (Note Purchase Agreement) and promissory notes (Notes) up to an aggregate principal amount of $12.5 million, issued with a 20% original issue discount, with an initial closing held substantially concurrently with the execution of the Merger Agreement for a principal amount of $6.25 million on account of a $5.0 million loan and an additional closing for a principal amount of $6.25 million on account of a $5.0 million loan upon delivery by Elicio to Angion of Elicio’s audited financial statements for the year ended December 31, 2022.
For a description of the Note Purchase Agreement and the Notes, please see the section titled “Agreements Related to the Merger—Bridge Loan.”
Appraisal Rights (see page 147)
Angion stockholders are not entitled to appraisal rights in connection with the Merger. Holders of Elicio common stock are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. For more information about such rights, please see the provisions of Section 262 of the DGCL attached as Annex C and the section titled “The Merger Agreement—Appraisal Rights and Dissenters’ Rights” beginning on page 147 of this proxy statement/prospectus/information statement.
Management Following the Merger (see page 262)
Immediately following the Merger, the executive management team of the combined company is expected to comprise the following individuals with such additional officers as may be added by Elicio or the combined company:
Name	Position with the Combined Company	Current Position at Elicio
Robert Connelly	Chief Executive Officer, President and Director	Chief Executive Officer
Daniel Geffken	Interim Chief Financial Officer	Interim Chief Financial Officer
Christopher Haqq, M.D., Ph.D.	Executive Vice President, Head of Research and Development and Chief Medical Officer	Executive Vice President, Head of Research and Development and Chief Medical Officer
Annette Matthies, Ph.D.	Chief Business Officer	Chief Business Officer
Peter DeMuth, Ph.D.	Chief Scientific Officer	Chief Scientific Officer
Directors of the Combined Company Following the Merger
At the Effective Time, the combined company is expected to initially have a nine-member board of directors, comprised of (a) Robert Connelly, Julian Adams, Ph.D., Carol Ashe, Yekaterina (Katie) Chudnovsky, Daphne Karydas, and Assaf Segal each as an Elicio designee and (b) Jay Venkatesan, M.D., MBA,   , and   , each as an Angion designee, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.
The aforementioned board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the Nasdaq rules. All of Angion’s current directors, other than Dr. Venkatesan,   and    , are expected to resign from their positions as directors of Angion, effective as of the Effective Time.
Interests of Certain Directors and Executive Officers of Angion and Elicio in the Merger (see pages 120 and 122)
In considering the recommendation of the Angion Board with respect to the issuance of Angion common stock pursuant to the Merger Agreement and the other matters to be acted upon by Angion’s stockholders at the Angion special meeting, Angion’s stockholders should be aware that certain members of the Angion Board and current and former executive officers of Angion have interests in the Merger that may be different from, or in addition to, interests they have as Angion’s stockholders.
On January 13, 2023, the Angion Board adopted the Angion Biomedica Corp. Retention Bonus Plan (Retention Bonus Plan), providing for the payment of a cash retention bonus equal to 100% of a participant’s base salary, 65% of which becomes earned and payable upon the occurrence of a corporate triggering event (defined to include a change in control (as defined in Angion’s 2021 Incentive Award Plan), a reverse merger or a dissolution) and 35% of which becomes earned and payable three months after the occurrence of such corporate triggering event, subject in each case to earlier payment upon the occurrence of a qualifying termination of the participant’s employment by

Angion without “cause” or by the participant for “good reason,” each as defined in the Retention Bonus Plan. Participants in the Retention Bonus Plan include Jay Venkatesan, M.D., Angion’s President, Chief Executive Officer and Chairman, and Jennifer Rhodes, Angion’s Executive Vice President, Chief Business Officer, General Counsel, Chief Compliance Officer and Secretary. Upon the earlier of a corporate triggering event or a qualifying termination, time-based equity awards will vest in full, the post-termination exercise period of options held by the participant will be extended by four years (but no later than the original term of the option) and participants will receive an additional lump sum cash payment (approximately $1,464,000 in the case of Dr. Venkatesan and $642,000 in the case of Ms. Rhodes, in each case less applicable withholding). Participants will no longer have the right to receive any payments under Angion’s Executive Separation Benefits Plan. The receipt of payments under the Retention Bonus Plan is subject to the execution of a general release of claims by the participant. Concurrently, the Angion Board approved modifications of the Angion stock options held by Gregory Curhan, Angion’s Chief Financial Officer, such that, upon the earlier of a corporate triggering event or a qualifying termination and subject to Mr. Curhan’s execution of a general release of claims, one option granted in 2022 will vest in full and the post-termination exercise period of all options will be extended by four years (but no later than the original term of the option).
As of December 31, 2022, Angion’s directors and executive officers (including affiliates) beneficially owned, in the aggregate approximately 19.3% of the outstanding shares of Angion common stock. As of December 31, 2022, Angion’s named executive officers and directors collectively owned unvested stock options to purchase 1,058,612 shares of Angion common stock and vested stock options to purchase 2,231,678 shares of Angion common stock. All outstanding and unexercised options to purchase shares of Angion common stock will remain effective and outstanding.
The compensation arrangements with Angion’s officers and directors are discussed in greater detail in the section titled “The Merger—Interests of the Angion Directors and Executive Officers in the Merger” beginning on page 120 of this proxy statement/prospectus/information statement. Additionally, as described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “Management Following the Merger” beginning on page 262 of this proxy statement/prospectus/information statement, one of Angion’s directors is expected to become the director of the combined company upon the closing of the Merger.
In considering the recommendation of the Elicio Board with respect to adopting the Merger Agreement, Elicio’s stockholders should be aware that members of the Elicio Board and the executive officers of Elicio may have interests in the Merger that may be different from, or in addition to, the interests of Elicio’s stockholders. The Elicio Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement, the Merger, and the Contemplated Transactions.
As described elsewhere in this proxy statement/prospectus/information statement, including in the section titled “The Merger—Management Following the Merger,” certain of Elicio’s directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the Merger.
Angion’s executive officers and directors, and Elicio’s executive officers, directors and certain affiliated stockholders have entered into the Support Agreements, pursuant to which such directors, officers and certain stockholders, respectively, have agreed, solely in their capacity as stockholders of Angion and Elicio, respectively, to vote all of their shares of Angion common stock or Elicio capital stock in favor of, among other things, the adoption or approval, respectively, of the Merger Agreement and the transactions contemplated therein in connection with the Merger. The Support Agreements are discussed in greater detail in the section titled “Agreements Related to the Merger” beginning on page 155 of this proxy statement/prospectus/information statement.
Risk Factors and Risk Factor Summary (see page 20)
Both Angion and Elicio are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders. You should carefully read this proxy statement/prospectus/information statement, including the annexes, and especially consider the material risks discussed below and these and other risks discussed in greater detail under the section titled “Risk Factors” beginning on page 20 of this proxy statement/prospectus/information statement. Angion and Elicio encourage you to read and consider all of these risks carefully.

Risks Related to the Merger
•
The Exchange Ratio is not adjustable based on the market price of Angion common stock so the consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed;

•
Angion’s net cash may be less than $26.5 million at the Closing, which would result in Angion’s stockholders owning a smaller percentage of the combined organization and, if Angion’s net cash is less than $25.0 million as of the End Date (as defined below), could even result in the termination of the Merger Agreement;

•
Failure to complete the Merger may result in Angion or Elicio paying a termination fee to the other party and could harm the common stock price of Angion and future business and operations of each company;

•	If the conditions to the closing of the Merger are not met, the Merger may not occur;
•	Lawsuits have been filed, and additional lawsuits may be filed, relating to the Merger. An adverse ruling in any such lawsuit may prevent the Merger from being consummated;
•	The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and/or other causes;
•
Some executive officers and directors of Angion and Elicio have interests in the Merger that are different from the respective stockholders of Angion and Elicio and that may influence them to support or approve the Merger without regard to the interests of the respective stockholders of Angion and Elicio;

•	The market price of Angion common stock following the Merger may decline as a result of the Merger;
•
Angion and Elicio securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing of the Merger as compared to their current ownership and voting interest in the respective companies;

•
During the pendency of the Merger, Angion and Elicio may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•
Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•
Because the lack of a public market for Elicio capital stock makes it difficult to evaluate the fairness of the Merger, the shareholders of Elicio may receive consideration in the Merger that is less than the fair market value of Elicio capital stock and/or Angion may pay more than the fair market value of Elicio’s capital stock;

•	The opinion delivered by Oppenheimer to the Angion Board prior to the entry into the Merger Agreement does not reflect changes in circumstances that may have occurred since the date of the opinion;
•
The Financial Projections included in the section titled “The Merger—Certain Unaudited Financial Projections,” which were considered by the Angion Board in evaluating the Merger and used by Oppenheimer in rendering its opinion and performing its related financial analyses, reflect numerous variables, estimates and assumptions and are inherently uncertain. If any of these variables, estimates and assumptions prove to be wrong, such as the assumptions relating to the approval of Elicio’s product candidates, the actual results for Elicio’s business may be materially different from the results reflected in the Financial Projections;

•
The Merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by Elicio stockholders who are U.S. Holders in respect of their Elicio capital stock;

•
The combined organization may become involved in securities class action litigation that could divert management’s attention and harm the combined organization’s business and insurance coverage may not be sufficient to cover all costs and damages; and

•	If any of the events described in under the section titled “Risk Factors—Risks Related to the Merger” occur, those events could cause the potential benefits of the Merger not to be realized.
Risks Related to Angion
•	Angion’s recent organizational changes and cost cutting measures may not be successful;
•	Angion may not be able to comply with Nasdaq’s continued listing standards;
•	Angion has temporarily suspended its clinical programs and has no products approved for sale, which makes it difficult to assess its future viability;
•
To achieve Angion’s goals it will require substantial additional funding, which capital may not be available to Angion on acceptable terms, or at all, and, if not so available, may require Angion to delay, limit, reduce or cease operations and

•
Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions could adversely affect Angion’ current financial condition and projected business operations.

Risks Related to Elicio
•
Elicio has a history of operating losses that are expected to continue for the foreseeable future, and it is unable to predict the extent of future losses, or whether it will generate significant revenues or achieve or sustain profitability;

•
Elicio will require substantial additional capital to finance its operations, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force it to delay, limit, reduce or terminate its research and development programs, commercialization efforts or cease operations;

•	Elicio has never generated revenue from product sales and may never become profitable;
•	Elicio’s product candidates are at an early stage of development and may not be successfully developed or commercialized;
•
The FDA regulatory approval process is lengthy, time-consuming, and inherently unpredictable, and Elicio may experience significant delays in the clinical development and regulatory approval, if any, of its product candidates;

•
If any product candidate that Elicio successfully develops does not achieve broad market acceptance among physicians, patients, health care payors and the medical community, the revenues that it generates from their sales will be limited; and

•	Elicio’s success will depend upon intellectual property and proprietary technologies, and it may be unable to protect its intellectual property.
Risks Related to the Combined Company
•	The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all;
•	The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger;
•	The combined company will incur costs and demands upon management as a result of complying with the laws, rules and regulations affecting public companies; and
•
Anti-takeover provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company stockholders to replace or remove the combined company management.

Regulatory Approvals (see page 127)
In the United States, Angion must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Angion common stock to Elicio’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus/information statement with the SEC. Angion does not intend to seek any regulatory approval from antitrust authorities to consummate the Contemplated Transactions.
Nasdaq Stock Market Listing (see page 130)
Shares of Angion common stock are currently listed on The Nasdaq Global Select Market under the symbol “ANGN.” Elicio has filed an initial listing application with Nasdaq pursuant to Nasdaq’s “reverse merger” rules. After completion of the Merger, Angion will be renamed “Elicio Therapeutics, Inc.” and expects to trade on The Nasdaq Global Market under the symbol “ELTX.” Under the Merger Agreement, each of Elicio’s and Angion’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Angion common stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger. The terms of the Merger Agreement permit that this condition may be waived by agreement among Elicio, Angion and Merger Sub, without recirculation or resolicitation of this proxy statement/prospectus/information statement.
Anticipated Accounting Treatment (see page 130)
The Merger will be treated by Angion as a reverse recapitalization under U.S. generally accepted accounting principles (GAAP). For accounting purposes, Elicio is considered to be the accounting acquirer in this transaction.
Description of Angion and Elicio Capital Stock (see page 293)
Both Angion and Elicio are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, Elicio stockholders will become Angion stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Angion and the amended and restated certificate of incorporation of Angion, as may be amended by the Reverse Stock Split Proposal and the Exculpation Proposal if approved by the Angion stockholders at the Angion special meeting. The rights of Angion stockholders contained in Angion’s amended and restated certificate of incorporation, and amended and restated bylaws differ from the rights of Elicio stockholders under Elicio’s current amended and restated certificate of incorporation and bylaws, as more fully described under the section titled “Comparison of Rights of Holders of Angion Stock and Elicio Stock” beginning on page 293 of this proxy statement/prospectus/information statement.
Angion Stockholder Meeting (see page 92)
The Angion special meeting will be held exclusively online via audio-only webcast on      , 2023 at 9:00 a.m. Pacific Time, unless postponed or adjourned to a later date. The Angion special meeting can be accessed by visiting www.virtualshareholdermeeting.com/ANGN2023SM, where you will be able to vote your shares and submit questions during the Angion special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. Online check-in will begin at 8:45 a.m. Pacific Time, and Angion encourages you to allow ample time for the online check-in procedures. Please note that you will not be able to attend the Angion special meeting in person. For more information on the Angion special meeting, see the section titled “The Special Meeting of Angion’s Stockholders” beginning on page 92 of this proxy statement/prospectus/ information statement.
Market Price and Dividend Information
Angion common stock is currently listed on The Nasdaq Global Select Market under the symbol “ANGN.” Elicio is a private company and its common stock and preferred stock are not publicly traded.
Angion Common Stock
The closing price of Angion common stock on January 13, 2023, the trading day immediately prior to the public announcement of the Merger on January 17, 2023, as reported on The Nasdaq Global Select Market, was $1.02 per share. The closing price of Angion common stock on March 28, 2023, as reported on The Nasdaq Global Select Market, was $0.48 per share.

Because the market price of Angion common stock is subject to fluctuation, the market value of the shares of Angion common stock that Elicio stockholders will be entitled to receive in the Merger may increase or decrease.
Assuming successful application for initial listing with Nasdaq, following the consummation of the Merger, Angion anticipates that the Angion common stock will trade under Angion’s new name “Elicio Therapeutics, Inc.” and the new trading symbol “ELTX” on The Nasdaq Global Market.
As of    , 2023, the record date for the Angion special meeting, there were approximately     holders of record of the Angion common stock.
Dividends
Angion has never declared or paid any cash dividends on the Angion common stock and does not anticipate paying cash dividends on Angion common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined organization’s then-current board of directors and will depend upon a number of factors, including the combined organization’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.
Elicio has never declared or paid any cash dividends on shares of the Elicio capital stock except for $2,645,438 accrued and unpaid dividends on its Series A Preferred Stock. Elicio anticipates that the combined company will retain all of its future earnings to advance the clinical trials for its product candidates, and does not anticipate paying any cash dividends on shares of its common stock in the foreseeable future. Any future determination to declare cash dividends on shares of the combined company’s common stock will be made at the discretion of its board of directors, subject to applicable law and contractual restrictions and will depend on its financial condition, results of operations, capital requirements, general business conditions and other factors that its board of directors may deem relevant.

 RISK FACTORS
The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/ information statement, you should carefully consider the material risks described below before deciding how to vote your shares of Angion common stock. In addition, you should read and consider the risks associated with the business of Angion because these risks may also affect the combined company. These risks can be found in Angion’s Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC. You should also read and consider the other information in this proxy statement/prospectus/information statement. Realization of any of the risks described below, any of the uncertainties described under “Cautionary Statement Regarding Forward-Looking Statements” could have a material adverse effect on Angion’s, Elicio’s or the combined company’s businesses, financial condition, cash flows and results of operations. Please see the section titled “Where You Can Find More Information” beginning on page 305 of this proxy statement/prospectus/information statement.
Risks Related to the Merger
The Exchange Ratio is not adjustable based on the market price of Angion common stock so the consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.
The relative proportion of the combined company that the Angion stockholders will own when the Merger closes will be based on the relative valuations of Angion and Elicio as negotiated by the parties and as specified in the Merger Agreement. Immediately following the Merger, the pre-Merger equity holders of Elicio are expected to hold approximately 65.5% of the outstanding shares of Angion common stock and the pre-Merger equity holders of Angion are expected to hold approximately 34.5% of the outstanding shares of Angion common stock, in each case, on a fully diluted basis, subject to certain assumptions, including Angion Net Cash at Closing being between $26.5 million and $31.5 million. The Exchange Ratio formula is derived based upon an Elicio fixed valuation of $95 million and an Angion valuation of $50.1 million, subject to certain adjustments, including based upon Angion Net Cash at Closing. The calculation of Angion Net Cash at Closing includes, among other things, a credit for cash proceeds Angion receives from the sale, transfer, license, assignment or other divestiture of its intellectual property and other assets and technology in existence on the date of the Merger Agreement prior to or substantially concurrently with the Closing and a reduction for certain liabilities. The Net Cash Condition means that Angion Net Cash must be no less than $25 million in order for Elicio to be required to complete the Merger. For a more complete description of the Merger and the potential adjustments in the Exchange Ratio, please see the section titled “The Merger Agreement —Merger Consideration and Exchange Ratio” beginning on page 134 of this proxy statement/prospectus/information statement. In addition, if the Net Cash Condition is not satisfied as of the End Date, Elicio has the right to terminate the Merger Agreement.
Angion’s net cash may be less than $26.5 million at the Closing, which would result in Angion’s stockholders owning a smaller percentage of the combined organization and, if Angion’s net cash is less than $25.0 million as of the End Date, could even result in the termination of the Merger Agreement
For purposes of the Merger Agreement, net cash is subject to certain reductions, including, without limitation, accounts payable, accrued expenses (except those related to the Merger), current liabilities payable in cash, unpaid expenses related to the Merger and certain other unpaid obligations, including outstanding lease obligations. In the event the amount of Angion’s cash is smaller or such reductions are greater than anticipated, Angion stockholders could hold a significantly smaller portion of the combined organization.
Failure to complete the Merger may result in Angion or Elicio paying a termination fee to the other party and could harm the common stock price of Angion and future business and operations of each company.
If the Merger is not completed, each of Angion and Elicio is subject to the following risks:
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upon termination of the Merger Agreement, Angion may be required to pay Elicio a termination fee of $2.0 million or $1.0 million, under certain circumstances, and/or up to $500,000 in expense reimbursements; or Elicio may be required to pay Angion a termination fee of $1.0 million, under certain circumstances, and/or up to $500,000 in expense reimbursements;

•	the parties will have incurred significant expenses related to the Merger, such as legal and accounting fees, which must be paid even if the Merger is not completed;

•	the price of Angion’s common stock may decline and remain volatile; and
•	Angion may be forced to cease its operations, dissolve and liquidate its assets.
In addition, if the Merger Agreement is terminated and the Angion Board or Elicio Board determines to seek another business combination, there can be no assurance that either Angion or Elicio will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger or any partner at all.
If the conditions to the closing of the Merger are not met, the Merger may not occur.
Even if the Stock Issuance Proposal is approved by the stockholders of Angion, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 138 of this proxy statement/prospectus/information statement. Angion and Elicio cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or will be delayed, and Angion and Elicio each may lose some or all the intended benefits of the Merger.
Lawsuits have been filed, and additional lawsuits may be filed, relating to the Merger. An adverse ruling in any such lawsuit may prevent the Merger from being consummated.
Following the announcement of Angion’s entry into the Merger Agreement with Elicio on January 17, 2023, and the initial filing of this Registration Statement on February 13, 2023, a lawsuit was filed in the United States District Court for the Eastern District of New York on February 17, 2023 by a purported stockholder of Angion in connection with the Merger. The lawsuit was captioned Klein v. Angion Biomedica Corp., et al., No. 1:23-cv-01313 (E.D.N.Y.). The Klein complaint named as defendants Angion, and the members of the Angion Board. The Klein complaint alleged claims for breaches of fiduciary duty against the members of the Angion Board, aiding and abetting breaches of fiduciary duty against Angion, violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against all defendants, and violations of Section 20(a) of the Exchange Act against the members of the Angion Board. The plaintiff contended that the registration statement on Form S-4 filed on February 13, 2023 omitted or misrepresented material information regarding the Merger, rendering the Registration Statement false and misleading. The Klein complaint sought injunctive and declaratory relief, as well as damages. On February 21, 2023, the plaintiff filed a notice of voluntary dismissal of the Klein lawsuit. Although the plaintiffs voluntarily dismissed this case, litigation of this type is prevalent in mergers involving public companies, and other potential plaintiffs may file lawsuits challenging the Merger.
The outcome of any additional future litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the Merger and result in substantial costs to Angion, including any costs associated with the indemnification of directors and officers. One of the conditions to the completion of the Merger is the absence of any law or order from a governmental entity (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Merger on the agreed-upon terms, then such injunction may prevent the Merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the combined company’s business, financial condition, results of operations and cash flows. In addition, although Angion Net Cash is increased by 50% of the aggregate costs associated with stockholder litigation brought or threatened in writing against Angion or its directors or officers related to the Contemplated Transactions, the other 50% of such costs would reduce Angion Net Cash and may adversely affect Angion’s ability to meet the Net Cash Condition.
The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and/or other causes.
In general, either Angion or Elicio can refuse to complete the Merger if there is a material adverse change affecting the other party between January 17, 2023, the date of the Merger Agreement, and the closing of the Merger. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on Angion or Elicio, including:
•	general business or economic conditions generally affecting the industry in which Elicio or Angion operate;

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acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions;

•	changes in financial, banking or securities markets;
•	any change in the stock price or trading volume of Angion common stock;
•	any failure by Angion to meet internal or analysts’ expectations or projections or the results of operations of Angion;
•	any change in or affecting clinical trial programs or studies conducted by or on behalf of Angion or its subsidiaries;
•	any change from continued losses from operations or decreases in cash balances of Elicio or any of its subsidiaries or on a consolidated basis among Elicio and its subsidiaries;
•	any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP); or
•	any change resulting from the announcement of the Merger Agreement or the pendency of the Contemplated Transactions;
•	the taking of any action required to be taken by the Merger Agreement; or
•	any reduction in the Angion’s cash and cash equivalents as a result of winding down its activities associated with the termination of its research and development activities.
If adverse changes occur and Angion and Elicio still complete the Merger, the stock price of the combined company following the closing of the Merger may suffer. This in turn may reduce the value of the Merger to the stockholders of Angion, Elicio or both.
Some executive officers and directors of Angion and Elicio have interests in the Merger that are different from the respective stockholders of Angion and Elicio and that may influence them to support or approve the Merger without regard to the interests of the respective stockholders of Angion and Elicio.
Some officers and directors of Angion and Elicio are parties to arrangements that provide them with interests in the Merger that are different from the respective stockholders of Angion and Elicio, including, among others, service as an officer or director of the combined company following the closing of the Merger, severance and retention benefits, the acceleration of equity award vesting, and continued indemnification. For more information regarding the interests of the Angion and Elicio executive officers and directors in the Merger, see the sections titled “The Merger—Interests of the Angion Directors and Executive Officers in the Merger” and “The Merger—Interests of the Elicio Directors and Executive Officers in the Merger” of this proxy statement/prospectus/information statement.
The market price of Angion common stock following the Merger may decline as a result of the Merger.
The market price of Angion common stock may decline as a result of the Merger for a number of reasons, including if:
•	investors react negatively to the prospects of the combined company’s business and prospects following the closing of the Merger;
•	the effect of the Merger on the combined company’s business and prospects following the closing of the Merger is not consistent with the expectations of financial or industry analysts; or
•	the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by stockholders or financial or industry analysts.
Angion and Elicio securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing of the Merger as compared to their current ownership and voting interest in the respective companies.
Immediately following the Merger, the pre-Merger equity holders of Elicio are expected to hold approximately 65.5% of the outstanding shares of Angion common stock and the pre-Merger equity holders of Angion are expected to hold approximately 34.5% of the outstanding shares of Angion common stock, in each case, on a fully diluted basis, subject to certain assumptions, including Angion Net Cash at Closing being between $26.5 million and $31.5 million. These estimates are based on the anticipated Exchange Ratio and are subject to adjustment as provided in the Merger Agreement. A $25.0 million Angion Net Cash threshold is a condition to the completion of the Merger. For a more complete description of the Merger and the potential adjustments in the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 134 of this proxy statement/prospectus/information statement.
In addition, the nine-member board of directors of the combined company will initially consist of six individuals with prior affiliations with Elicio and three individuals with prior affiliation with Angion. Consequently, securityholders of Elicio and Angion will be able to exercise less influence over the management and policies of the combined company following the closing of the Merger than they currently exercise over the management and policies of their respective companies.
During the pendency of the Merger Agreement, Angion and Elicio may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.
Covenants in the Merger Agreement impede the ability of Angion and Elicio to make acquisitions, subject to specified exceptions relating to fiduciary duties, or complete other mergers, sales of assets or other business combinations that are not in the ordinary course of business pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into specified extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party, subject to specified exceptions, even if any such transaction could be favorable to such party’s stockholders.
Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
The terms of the Merger Agreement prohibit each of Angion and Elicio from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith, after consultation with its outside financial advisor and outside counsel, that an unsolicited competing proposal constitutes, or is reasonably likely to result in, a superior competing proposal and, after consultation with its outside counsel, that failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the applicable board of directors. In addition, if Angion or Elicio terminate the Merger Agreement under specified circumstances, including terminating because of a decision of the Angion Board to recommend a superior competing proposal, Angion may be required to pay Elicio a termination fee of $2.0 million or $1.0 million or up to $500,000 in expense reimbursements or Elicio may be required to pay Angion a termination fee of $1.0 million, or up to $500,000 in expense reimbursements, as defined and described under “The Merger Agreement—Termination of the Merger Agreement and Termination Fee.” This termination fee may discourage third parties from submitting competing proposals to Angion or its stockholders and may cause the Angion Board to be less inclined to recommend a competing proposal.
Because the lack of a public market for Elicio’s capital stock makes it difficult to evaluate the fairness of the Merger, the shareholders of Elicio may receive consideration in the Merger that is less than the fair market value of Elicio’s capital stock and/or Angion may pay more than the fair market value of Elicio’s capital stock.
The outstanding capital stock of Elicio is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Elicio’s capital stock. Because the percentage of Angion equity to be issued to Elicio shareholders was determined based on negotiations between the parties, it is possible that the value of the Angion common stock to be received by Elicio shareholders will be less than the fair market value of Elicio’s capital stock, or Angion may pay more than the aggregate fair market value for Elicio’s capital stock.
The opinion delivered by Oppenheimer to the Angion Board prior to the entry into the Merger Agreement does not reflect changes in circumstances that may have occurred since the date of the opinion.
The Angion Board has not obtained an updated opinion either as of the date of this proxy statement/prospectus/information statement or as of any other date subsequent to the date of the opinion from Oppenheimer, Angion’s financial advisor. Changes in circumstances, including in the operations and prospects of

Angion or Elicio, stock prices, general market and economic conditions and other factors, some or all of which may be beyond the control of Angion and Elicio, including the recent increases in inflation and lending rates that have caused higher than normal volatility in the financial markets generally, are not reflected in its opinion. The opinion does not speak as of any date other than the date of the opinion.
The Financial Projections for Elicio included in the section titled “The Merger—Certain Unaudited Financial Projections”, which were considered by the Angion Board in evaluating the Merger and used by Oppenheimer in rendering its opinion and performing its related financial analyses, reflect numerous variables, estimates and assumptions and are inherently uncertain. If any of these variables, estimates and assumptions prove to be wrong, such as the assumptions relating to the approval of Elicio’s product candidates, the actual results for Elicio’s business may be materially different from the results reflected in the Financial Projections.
As further described below in the section titled “The Merger—Certain Unaudited Financial Projections”, in connection with the Angion Board’s evaluation of the Merger, preliminary internal financial forecasts for Elicio were prepared by the management of Elicio and provided to the management of Angion, and then adjusted by the management of Angion, solely for use by Angion’s financial advisor, Oppenheimer, in connection with the rendering of its opinion and performing its related financial analyses, as described below under “The Merger—Opinion of Angion’s Financial Advisor”. The Financial Projections reflect numerous variables, estimates, and forecasts made by Angion’s and Elicio’s respective management at the time the initial financial forecasts were prepared by Elicio and adjusted by Angion. If any of these variables, estimates and assumptions prove to be wrong, the actual results for Elicio’s business may differ materially from the results reflected in the Financial Projections.
The estimated probabilities of success included in the Financial Projections take into account a range of potential outcomes, including outcomes in which product candidates fail to achieve commercial launch due to commercial and regulatory uncertainty (including failure to obtain regulatory authorization to market the applicable product candidate) as well as economic and portfolio management decisions and competition, and these assumptions, including those with respect to regulatory approval and probability of success more broadly, are inherently uncertain and could prove inaccurate. If ELI-002 does not receive marketing authorization when anticipated, for the indications anticipated, or at all, the actual results of the combined company’s business will differ materially from the results reflected in the Financial Projections. For example, while the Financial Projections reflect the probability of success assessments described below in the section titled “The Merger—Certain Unaudited Financial Projections” for ELI-002, if ELI-002 is not approved then actual results will differ materially, including the potential for ELI-002 to generate no revenue at all.
In addition, the Financial Projections cover a significant period of time, specifically through 2039. This extended period was used in light of the anticipated timing for regulatory approval and the initiation of commercial sales of ELI-002. However, the risks and uncertainties regarding the Financial Projections, including the potential for adverse developments such as delays in obtaining or failure to obtain regulatory approvals or additional competition or changes in the competitive or regulatory landscape, increase with each successive year and the likelihood that the actual results will differ materially from the projected results increase with each successive year. The Financial Projections also do not reflect general business, economic, market and financial conditions and any changes in any of these conditions over the period of the projections could result in the actual results differing materially from the results reflected in the Financial Projections.
The Merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by Elicio stockholders who are U.S. holders in respect of their Elicio capital stock.
Angion and Elicio intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, as described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement, and, subject to the limitations and qualifications described therein, in the opinion of Cooley LLP and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.
In the event that the Merger does not qualify as a reorganization, the Merger would result in taxable gain or loss for each Elicio stockholder who is a U.S. holder, with the amount of such gain or loss determined by the amount that each such Elicio stockholder's adjusted tax basis in the Elicio capital stock surrendered is less or more than the fair market value of the Angion common stock and any cash in lieu of a fractional share received in exchange therefor. Each holder of Elicio capital stock is urged to consult with his, her or its own tax advisor with respect to the tax consequences of the Merger.

The combined organization may become involved in securities class action litigation that could divert management's attention and harm the combined organization's business and insurance coverage may not be sufficient to cover all costs and damages.
In the past, securities class action or shareholder derivative litigation often follows certain significant business transactions, such as the sale of a business division or announcement of a Merger. The combined organization may become involved in this type of litigation in the future. Litigation often is expensive and diverts management's attention and resources, which could adversely affect the combined organization's business.
Risks Related to Angion
Risks Relating to Angion’s 2022 Strategic Realignment
Angion’s recent organizational changes and cost cutting measures may not be successful.
In July 2022, Angion implemented a reduction-in-force affecting a majority of its workforce and a process to explore strategic options for enhancing and preserving shareholder value (2022 Strategic Realignment), which resulted in Angion and Elicio entering into the Merger Agreement. As of March 28, 2023, Angion had only three employees. The reductions in workforce and cost cutting measures will make it difficult for it to resume development activities Angion has suspended or pursue new initiatives if it does not successfully complete the Merger, requiring it to hire qualified replacement personnel, which may require it to incur additional and unanticipated costs and expenses. As a result of the loss of services of substantially all of Angion’s personnel, including several of its executive officers, Angion may be unable to continue its operations and meet its ongoing obligations if it does not successfully complete the Merger. Any of these unintended consequences may have a material adverse impact on Angion’s business, financial condition, and results of operations.
Angion may not be able to comply with Nasdaq’s continued listing standards.
Angion common stock trades on The Nasdaq Global Select Market under the symbol “ANGN.” There is also no guarantee Angion will be able to perpetually satisfy Nasdaq’s continued listing requirements to maintain its listing on Nasdaq for any periods of time. Among the conditions required for continued listing on Nasdaq, Angion is required to maintain a stock price over $1.00 per share pursuant to Rule 5550(a)(2) of the Nasdaq Listing Rules. On December 15, 2022, Angion received a letter from Nasdaq notifying it that for the last 30 consecutive business days the bid price of Angion’s common stock had closed below $1.00 per share, the minimum closing bid price required by the continued listing requirements of Nasdaq listing rule 5450(a)(1). If Angion’s common stock does not achieve compliance by June 13, 2023, Angion may be eligible for an additional 180-day period to regain compliance if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and provides written notice to Nasdaq of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. However, if it appears to the Nasdaq staff that Angion will not be able to cure the deficiency, or if Angion does not meet the other listing standards, Nasdaq could provide notice that Angion’s common stock will become subject to delisting. In the event Angion receives notice that its common stock is being delisted, Nasdaq rules permit Angion to appeal any delisting determination.
In addition, even if Angion demonstrates compliance with the requirement above, Angion will have to continue to meet other objective and subjective listing requirements to continue to be listed on Nasdaq, which it may not be able to continue to meet. Delisting from Nasdaq could make trading Angion common stock more difficult for investors, potentially leading to declines in Angion’s share price and liquidity. Without a Nasdaq listing, stockholders may have a difficult time obtaining a quote for the sale or purchase of Angion common stock, the sale or purchase of Angion common stock would likely be made more difficult, and the trading volume and liquidity of Angion common stock could decline. Delisting from Nasdaq could also result in negative publicity and could also make it more difficult for Angion to raise additional capital.
Risks Relating to Angion’s Financial Position and Need for Additional Capital
Angion has temporarily suspended its clinical programs and has no products approved for sale, which makes it difficult to assess its future viability.
Angion is a biopharmaceutical company that has suspended its clinical programs, has only a small number of preclinical programs, and has no products approved for sale. Drug development is a highly speculative undertaking and involves a substantial degree of risk. Angion has not yet submitted any product candidates for approval or received approval of any product candidate by regulatory authorities in any jurisdiction, including the FDA. Angion does not expect to generate revenue from product sales unless it, or its collaborators, resume clinical development of Angion’s product candidates and obtain approval and commercialize its product candidates, which Angion does not expect to occur for several years, if ever. Angion expects to continue to incur net losses for the foreseeable future to the extent it advances its product candidates through preclinical and clinical and development, and as it continues to incur expenses to protect its intellectual property, maintain its general and administrative support functions, and incur costs associated with operating as a public company. If Angion is unable to enroll clinical trials for any of its product candidates, or it fails in clinical trials or does not gain regulatory approval, Angion may never generate revenue or become profitable.
To achieve Angion’s goals it will require substantial additional funding, which capital may not be available to Angion on acceptable terms, or at all, and, if not so available, may require Angion to delay, limit, reduce or cease operations.
Angion has invested and, to the extent it resumes clinical development and clinical trials of its product candidates following its 2022 Strategic Realignment process, will continue to invest a significant portion of its efforts and financial resources in research and development activities. Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. Angion will require substantial additional future capital to complete clinical development, including additional clinical trials, and seek regulatory approval to bring its product candidates to market. Regulatory authorities in the United States and elsewhere could also require Angion to perform additional preclinical studies or clinical trials to receive or maintain regulatory approval of its product candidates, and its expenses would further increase beyond what Angion currently expects. Because successful development of Angion’s product candidates is uncertain, Angion is unable to estimate the actual funds it will require to complete research and development of its product candidates as well as the costs of commercializing any of its wholly-owned product candidates and those for which Angion retains the right to commercialize.
In addition, whether or not Angion resumes clinical trials of its product candidates, it will continue to incur costs:
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to maintain, expand and defend the scope of its intellectual property portfolio, including the amount and timing of any payments Angion may be required to make, or Angion may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights, and

•	the costs associated with being a public company, including Angion’s need to implement additional internal systems and infrastructure, including financial and reporting systems.
Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions could adversely affect Angion’ current financial condition and projected business operations.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (SVB), where Angion held substantially all of its cash and cash equivalents, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, (FDIC), as receiver. On March 12, 2023, the Department of the Treasury, the Federal Reserve, and the FDIC jointly released a statement that depositors at SVB would have access to their funds, even those funds in excess of the standard FDIC insurance limits, under a systemic risk exception. As of March 13, 2023, Angion had access to its cash and cash equivalents at SVB, and at the end of March 2023 transferred substantially all of its cash and cash equivalents from SVB to an asset manager and only held a small portion of its cash and cash equivalents in deposit accounts; however, there is uncertainty in the markets regarding the stability of regional banks and the safety of deposits in excess of the FDIC insured deposit limits. The ultimate outcome of these events cannot be predicted, but these events could have a material adverse effect on Angion’s business operations as well as its ability to complete the Merger.

Risks Relating to the Development and Regulatory Approval of Angion’s Product Candidates
COVID-19 could adversely impact Angion’s business, including any clinical trials and its financial condition.
Angion has been and continues to be subject to risks related to public health crises such as the global pandemic associated with COVID-19. As COVID-19 continues to persist around the globe, to the extent Angion resumes clinical trials or commences new clinical trials, Angion may experience disruptions that could severely impact its business and clinical trials, including:
•	delays or difficulties in enrolling patients in clinical trials;
•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as Angion’s clinical trial sites and hospital staff supporting the conduct of its clinical trials;

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interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;

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the risk that participants enrolled in Angion’s clinical trials will acquire COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;

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limitations in employee resources that would otherwise be focused on the conduct of Angion’s clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	delays in receiving authorizations from local regulatory authorities to initiate Angion’s planned clinical trials;
•	delays in clinical sites receiving the supplies and materials needed to conduct Angion’s clinical trials;
•	interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product used in Angion’s clinical trials;
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changes in local regulations as part of a response to the COVID-19 pandemic which may require Angion to change the ways in which Angion’s clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•	interruptions or delays in preclinical studies due to restricted or limited operations at Angion’s research and development laboratory facilities or at its third-party clinical research organizations;
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delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

•	refusal of the FDA to accept data from clinical trials in affected geographies outside the United States.
The global pandemic of COVID-19 continues to evolve. The extent to which COVID-19 may impact Angion’s business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease and its variants, business closures or business disruptions, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.
Product development and regulatory approval involve a lengthy and expensive process with uncertain outcomes. Angion cannot be certain any of its product candidates will receive or maintain regulatory approval and, without regulatory approval, it and its collaborators will not be able to market its product candidates.
Angion currently has suspended its clinical programs and has no products approved for sale, and even if Angion resumes clinical trials Angion cannot guarantee it will ever have approved products it or its collaborators can market and sell. The development of a product candidate and issues relating to its approval and marketing are subject to extensive regulation by regulatory authorities, including the FDA in the United States and other regulatory authorities in other foreign countries, with regulations differing from country to country. Angion is not permitted to market its product candidates in the United States or elsewhere until it receives regulatory approval and/or marketing authorization, such as approval of a New Drug Application (NDA) from the FDA. Angion has not submitted any marketing applications for any of its product candidates.
New drug marketing applications must include extensive preclinical and clinical data and supporting information to establish the product candidate's safety and effectiveness for each desired indication. Such marketing applications must also include significant information regarding the chemistry, manufacturing, and controls for the product. Even if Angion resumes clinical trials of its product candidates, obtaining approval of its product candidates will be a lengthy, expensive, and uncertain process, and it may not be successful. Specifically, the review processes of the FDA and foreign regulatory authorities can take years to complete, and approval is never guaranteed. Even if a product is approved, the FDA or foreign regulatory authorities may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval. The FDA or foreign regulatory authorities also may not approve Angion’s product candidates with the labeling it believes is necessary or desirable for the successful commercialization of its product candidates. Obtaining regulatory approval for marketing of a product candidate in one country does not ensure Angion will be able to obtain regulatory approval in any other country.
If Angion resumes clinical trials, it cannot predict whether the clinical trials of its product candidates will be successful, or whether regulators will agree with its conclusions regarding the preclinical studies and clinical trials Angion has conducted to date or it conducts in the future. If Angion is unable to obtain approval from regulatory authorities for any of its product candidates, Angion may not be able to generate sufficient revenue to become profitable or to continue its operations.
Delays or difficulties in the commencement, enrollment and completion of clinical trials could result in increased costs to Angion and delay or limit Angion’s ability to obtain regulatory approval its product candidates.
If Angion resumes or commences clinical trials, delays in the commencement, enrollment, and completion of clinical trials would increase its product development costs beyond what it expects or could limit the regulatory approval of its product candidates. Delays in any of Angion’s clinical trials may increase the amount of additional funding Angion will require to complete these trials.
Changes in regulatory requirements and related guidance related to regulatory approval may also occur and Angion may need to amend clinical trial protocols to reflect these changes. Amendments may require Angion to resubmit clinical trial protocols to Institutional Review Boards (IRB) for re-examination, which may impact the costs, timing or successful completion of its clinical trials.
Furthermore, if Angion is required to conduct additional clinical trials or other preclinical studies of Angion’s product candidates beyond those it contemplates, its ability to obtain or maintain regulatory approval of these product candidates and generate revenue from their sales would be similarly harmed.
Clinical failure can occur at any stage of clinical development, and the results of earlier clinical trials are not necessarily predictive of future results.
Clinical failure can occur at any stage of Angion’s clinical development. For example, in the fourth quarter of 2021, Angion disclosed the results of the ANG-3777 Phase 3 clinical trial for delayed graft function (DGF) and AKI associated with cardiac surgery involving cardiopulmonary bypass (CSA-AKI), neither of which met their primary endpoints despite the existence of encouraging preclinical and clinical data for ANG-3777 established prior to initiating such studies. Clinical trials may produce negative or inconclusive results, and Angion or its collaborators may decide, or regulators may require Angion, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to various interpretations, and regulators may not interpret Angion’s data as favorably as Angion does, which may delay, limit or prevent regulatory approval. Success in preclinical studies and early clinical trials does not ensure subsequent clinical trials will generate the same or similar results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. A number of companies in the pharmaceutical industry, including those with greater resources and experience than Angion, have suffered significant setbacks in Phase 3 registration trials, even after seeing promising results in earlier clinical trials or preclinical studies.
In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Angion has limited experience in designing clinical trials as it has never previously completed a Phase 3 registration trial with results sufficient to obtain regulatory approval or submitted an NDA to the FDA or a marketing application to any foreign regulatory authority, and it may be unable to design and execute a clinical trial to support regulatory approval. Further, clinical trials of potential products often reveal it is not practical or feasible to continue development efforts, as has occurred with the clinical development of ANG-3070.
If Angion resumes or commence clinical trials, the product candidates in those clinical trials may be the subject of clinical trial failures or found to be unsafe or lack efficacy, and if that were to occur Angion would not be able to obtain regulatory approval for them and its business would be harmed.
Angion’s product candidates may have undesirable side effects which may delay or halt clinical development or prevent marketing approval or, if approval is received, require them to be taken off the market, require them to include safety warnings, or otherwise limit their sales.
The results of any clinical trials of Angion’s product candidates may show such product candidates led to patient safety concerns or undesirable or unacceptable side effects, creating risk to the patient which is deemed to outweigh the potential benefits of treatment to that patient. Unforeseen side effects from any of Angion’s product candidates could arise either during clinical development or, if approved, after the approved product has been marketed. Any such event could interrupt, delay or halt such clinical trials, resulting in the denial of regulatory approval by the FDA and other regulatory authorities or result in restrictive label warnings, if approved. In light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the Government Accounting Office, medical professionals and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of risk management programs that may, for instance, restrict distribution of drug products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.
Angion has relied, and may continue to rely, on single-source third party contract manufacturing organizations to manufacture and supply Angion’s product candidates, and if the FDA or foreign regulatory authorities do not approve these manufacturing facilities or if these organizations fail to perform, Angion’s ability to conduct clinical trials and obtain regulatory approval for its product candidates may be harmed.
Angion does not own facilities for clinical and commercial manufacturing of its product candidates, and to the extent it resumes or commences clinical trials of any of its product candidates, it will rely upon third-party contract manufacturing organizations to manufacture and supply product candidates for its clinical trials and will rely on such manufacturers to meet commercial demand.
Additionally, the facilities at which any of Angion’s product candidates are manufactured must be the subject of a satisfactory inspection before the FDA or the regulators in other jurisdictions approve the product candidate manufactured at that facility. Angion is completely dependent third-party vendors for compliance with the current Good Manufacturing Practice requirements (cGMP), and the requirements of United States and non-United States regulators for the manufacture of Angion’s active ingredients, drug products, and finished products. If Angion’s manufacturers cannot successfully manufacture material conforming to Angion’s specifications and cGMP of any applicable governmental agency, Angion’s product candidates will not be approved or, if already approved, may be subject to recalls or demands by regulatory agencies to stop selling the product until manufacturing issues are resolved.
If Angion is able to develop and obtain regulatory approval for any of its product candidates, its business will be materially harmed if it is unable to successfully commercialize such approved products.
Even if Angion pursues and receives regulatory approval of any product candidate, it is uncertain whether Angion will be able to successfully commercialize such product. Angion’s marketing of any approved product will be limited to the product’s approved use and potentially subject to other limitations as set forth in its approved prescribing information and package insert. Accordingly, Angion cannot ensure any of its future approved products will be successfully developed, approved or commercialized. If Angion is unable to successfully commercialize any future approved products, Angion may not be able to generate sufficient revenue to operate its business.

Risks Relating to Angion’s Business
Angion faces competition from other biotechnology and pharmaceutical companies and its operating results will suffer if Angion fails to compete effectively.
The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Angion will have competitors in the United States, Europe, and other jurisdictions, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and generic drug companies, and universities and other research institutions, for any of Angion’s product candidates it determines to pursue. Many of these competitors have greater financial and other resources, such as larger research and development staff and more experienced marketing and manufacturing organizations. Large pharmaceutical companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients, and manufacturing pharmaceutical products. These companies also have significantly greater research, sales, and marketing capabilities and collaborative arrangements in Angion’s target markets with leading companies and research institutions. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds potentially making the product candidates Angion develops obsolete. As a result of all of these factors, any of these competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing, and commercializing drugs for kidney, heart, liver, lung and other diseases Angion is targeting before Angion does. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. In addition, many universities and private and public research institutes may become active in Angion’s target disease areas.
Angion will depend on single third-party suppliers for the manufacture and supply of drug substance and potential future commercial product supplies for its product candidates, and any performance failure on the part of its supplier could delay the development and potential commercialization of its product candidates.
To the extent Angion resumes or commences clinical trials of its product candidates, Angion cannot be certain its drug substance supplier will continue to provide it with sufficient quantities of drug substance, or its manufacturers will be able to produce sufficient quantities of drug product incorporating such drug substance, to satisfy its anticipated specifications and quality requirements, or such quantities can be obtained at pricing necessary to sustain acceptable pharmaceutical margins for any of its product candidates, if approved. Angion’s dependence on a single supplier for its drug substance and the challenges it may face in obtaining adequate supply of drug substance involves several risks, including limited control over pricing, availability, quality and delivery schedules, and such risks may be heightened as a result of the COVID-19 pandemic. Any supply interruption in drug substance or drug product could materially harm Angion’s ability to complete its development program for such indications, until a new source of supply, if any, could be identified and qualified. Angion may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms. Any performance failure on the part of Angion’s suppliers could delay the development and potential commercialization of Angion’s product candidates, including limiting supplies necessary for clinical trials and regulatory approvals, which would have a material adverse effect on Angion’s business.
Angion faces potential product liability exposure, and if successful claims are brought against it, Angion may incur substantial liability for a product candidate and may have to limit its commercialization.
The use of Angion’s product candidates in clinical trials and the sale of any products for which Angion may obtain marketing approval exposes it to the risk of product liability claims. Product liability claims may be brought against Angion or its collaborators by participants enrolled in Angion’s past and any future clinical trials, patients, healthcare providers, or others using, administering, or selling Angion’s products. If Angion cannot successfully defend itself against any such claims, it would incur substantial liabilities.
Under the terms of the government grant funding Angion has received, the government may compel Angion to license to a third party, or suspend, terminate or withhold grant funding.
A significant amount of Angion’s discovery and initial clinical research it has conducted has been funded principally by United States government grants and contracts. As with all other pharmaceutical research programs supported in part by federal research dollars, conducting research under federal grants required Angion to grant the U.S. government a nonexclusive, nontransferable, irrevocable, paid-up license for the government to practice or have the invention practiced on its behalf throughout the world. Under certain circumstances, the government can require the grantee to license a third party, or the government may take title and grant a license itself, known as march-in rights, which may occur if the invention is not brought to practical use within a reasonable time, if health or safety issues arise, if public use of the invention is in jeopardy, or if other legal requirements are not satisfied. Although, to Angion’s knowledge, the U.S. government has never forced a grantee to license a third party or taken title and granted a license itself, these march-in rights are available to the government, and Angion cannot assure you the government will not exercise such rights in the future.
Under the terms and conditions of the government grant funding, Angion is obligated to comply with various reporting requirements and to take certain administrative actions. Material noncompliance with the terms and conditions of the grant funding may result in one or more enforcement actions by the grant agency. These enforcement actions include denying funds for the cost of funded activities, suspending the grant in whole or in part, pending corrective action, and withholding further grant awards. The grant agency may also terminate the grant for cause, or take other legally available remedies.
Risks Relating to Angion’s Intellectual Property
It is difficult and costly to protect Angion’s proprietary rights, and Angion may not be able to ensure their protection. If Angion’s patent position and potential regulatory exclusivity do not adequately protect Angion’s product candidates, others could compete against Angion more directly, which would harm Angion’s business, possibly materially.
Angion’s success will depend in part on obtaining and maintaining patent protection and trade secret protection of its current and future product candidates, and their methods of manufacture and use. Angion’s ability to stop third parties from making, using, selling, offering to sell or importing its product candidates is dependent upon the extent to which it has rights under valid and enforceable patents and/or trade secrets that cover these activities. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in pharmaceutical patents has emerged to date in the United States or in many jurisdictions outside of the United States. Changes in either the patent laws or interpretations of patent laws in the United States and other countries may diminish the value of Angion’s intellectual property. Accordingly, Angion cannot predict the breadth of claims that may be issued in relevant jurisdictions from its present or future patent filings, or those it licenses from third parties, and further cannot predict the extent to which it will be able to enforce such issued claims in jurisdictions important to its business. If any patents Angion obtains or licenses are deemed invalid and unenforceable, Angion’s ability to commercialize or license its technology could be adversely affected.
It is possible others have filed, and in the future may file, patent applications covering products and technologies similar, identical or competitive to ours, or are otherwise important to Angion’s business. Angion cannot be certain any patent filings owned by a third party will not have priority over patent applications filed or in-licensed by it, or it or its licensors will not be involved in interference, opposition or invalidity proceedings before United States or foreign patent offices. The costs of defending Angion’s patents or enforcing Angion’s proprietary rights in post-issuance administrative proceedings and litigation can be substantial and the outcome can be uncertain. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, Angion’s patent rights, and/or could allow third parties to commercialize Angion’s technology or products and compete directly with Angion, without payment to Angion. Furthermore, third-party filings may issue as patents infringed by Angion’s manufacture or commercialization of Angion’s products. Licenses may not be available to such third-party patents, and challenges to their validity or infringement may be expensive and may not succeed. If the breadth or strength of protection provided by Angion’s patents and patent applications is threatened, or if Angion is perceived or found to infringe intellectual property rights of others, it could dissuade companies from collaborating with Angion to license, develop or commercialize current or future product candidates, and could impede or preclude Angion’s ability to commercialize its products.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and Angion’s owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Angion may become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging its patent rights or the patent rights of others. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, any of which could limit Angion’s ability to stop others from using or commercializing similar or identical technology and products, and/or limit the duration of the patent protection of Angion’s technology and products.

Without patent protection for Angion’s compounds, pharmaceutical compositions, or formulations of Angion’s product candidates, Angion’s ability to stop others from using or selling its products, or other competitive products including its compounds, may be limited.
If the patent applications Angion holds or has in-licensed with respect to present or future product candidates fail to issue, if their breadth and/or strength of protection is limited or challenged, or if they fail to provide meaningful exclusivity for present or future product candidates, it could dissuade companies from collaborating with Angion to develop future candidates and threaten Angion’s ability to commercialize future commercial products. Any such outcome could have a materially adverse effect on Angion’s business.
Angion may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.
If Angion chooses to go to court to stop another party from using the inventions claimed in any patents it obtains, that individual or company has the right to ask the court to rule such patents are invalid or should not be enforced against that third party. These lawsuits are expensive, would consume time and resources and would divert the attention of managerial and scientific personnel even if Angion were successful in stopping the infringement of such patents. In addition, there is a risk the court will decide such patents are not valid and Angion does not have the right to stop the other party from using the inventions.
There is also a risk, even if the validity of such patents is upheld, the court will refuse to stop the other party on the grounds such other party's activities do not infringe Angion’s patents. In addition, the United States Supreme Court has recently modified some tests used by the USPTO in granting patents over the past 20 years, which may decrease the likelihood Angion will be able to obtain patents and increase the likelihood of challenge of any patents Angion obtains or licenses.
Angion may infringe the intellectual property rights of others, which may prevent or delay its product development efforts and stop it from commercializing, or increase the costs of commercializing, its product candidates.
Angion’s success will depend in part on Angion’s ability to operate without infringing the proprietary rights of third parties. Angion cannot guarantee its products or product candidates, or their manufacture or use, will not infringe third-party patents. Furthermore, a third party may claim Angion or its manufacturing or commercialization collaborators are using inventions covered by the third party's patent rights. It is also possible a third party might allege Angion’s products or product candidates, or their manufacture or use, incorporate or rely on trade secrets improperly received from the third party. A third-party alleging violations of their intellectual property rights may go to court to stop Angion from engaging in Angion’s normal operations and activities, including making or selling Angion’s candidates. Defense of such claims, regardless of their merit, are costly and could affect Angion’s results of operations and divert the attention of managerial and scientific personnel.
There is a risk a court would decide Angion or its commercialization collaborators are infringing the third party's intellectual property rights and would order Angion or its collaborators to stop relevant activities. In that event, Angion or its commercialization collaborators may not have a viable way to avoid the infringement and may need to halt commercialization of the relevant product. In addition, there is a risk a court will order Angion or its collaborators to pay the other party damages for having infringed the other party's intellectual property rights. In the future, Angion may agree to indemnify its commercial collaborators against certain intellectual property infringement claims brought by third parties. The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including Angion, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform.
If Angion is sued for patent or other intellectual property (e.g., trade secret, trademark, etc.) infringement, it could incur significant costs, and delays in its product development or commercialization.
Angion’s competitors may have filed, and may in the future file, patent applications covering technology like ours. Any such patent application may have priority over Angion’s patent applications, which could further require Angion to obtain rights to issued patents covering such technologies. If another party has filed a United States patent application on inventions similar to ours, Angion may have to participate in an interference or derivation proceeding declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible such efforts would be unsuccessful if, unbeknownst to Angion, the other party had independently arrived at the same or similar invention prior to Angion’s own invention, resulting in a loss of Angion’s United States patent position with respect to such inventions, and granting such position to the third party, so Angion may need to seek a license from such third party to continue its use of the technologies, which license might not be available, or might impose significant costs.
Other countries have similar laws permitting secrecy of patent applications and may be entitled to priority over Angion’s applications in such jurisdictions.
In addition, Angion may be subject to claims that it is infringing other intellectual property rights, such as trademarks or copyrights, or misappropriating the trade secrets of others, and to the extent its employees, consultants or contractors use intellectual property or proprietary information owned by others in their work for Angion, disputes may arise as to the rights in related or resulting know-how and inventions.
Angion may not have sufficient resources to bring actions alleging intellectual property infringement to a successful conclusion. In addition, if Angion does not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, it may incur substantial monetary damages, encounter significant delays in bringing its product candidates to market and be precluded from manufacturing or selling its product candidates. Furthermore, even if Angion is successful in proceedings relating to alleged intellectual property infringement or misappropriation, it may incur substantial costs and divert management's time and attention in pursuing these proceedings, which could have a material adverse effect on Angion.
Some of Angion’s competitors may be able to sustain the costs of complex litigation more effectively than Angion can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Angion’s ability to raise the funds necessary to continue its operations.
Obtaining and maintaining Angion’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Angion’s patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. Angion has systems in place to remind it to pay these fees, and it employs an outside firm and relies on its outside counsel to pay these fees due to the USPTO and non-United States patent agencies. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Angion employs reputable law firms and other professionals to help it comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, Angion’s competitors might be able to enter the market and this circumstance could have a material adverse effect on Angion’s business.
The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States, and Angion may encounter significant problems in securing and defending its intellectual property rights outside the United States.
Many companies have encountered significant problems in protecting and defending intellectual property rights in certain countries. The legal systems of certain countries, particularly certain developing countries, do not always favor the enforcement of patents, trade secrets, and other intellectual property rights, particularly those relating to pharmaceutical products, which could make it difficult for Angion to stop infringement of its patents, misappropriation of its trade secrets, or marketing of competing products in violation of its proprietary rights. Proceedings to enforce Angion’s intellectual property rights in foreign countries could result in substantial costs, divert Angion’s efforts and attention from other aspects of its business, and put Angion’s patents in these territories at risk of being invalidated or interpreted narrowly, or Angion’s patent applications at risk of not being granted, and could provoke third parties to assert claims against Angion. Angion may not prevail in all legal or other proceedings it may initiate and, if Angion were to prevail, the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Angion’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property it develops or licenses.

Risks Relating to Angion Common Stock
Angion’s stock price may be volatile and you may not be able to resell shares of Angion common stock at or above the price you paid.
The trading price of Angion common stock could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond Angion’s control. These factors include those discussed above.
In addition, the stock markets in general, and the markets for pharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that may have been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of Angion common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If Angion were to become involved in securities litigation, it could incur substantial costs and resources and the attention of Angion’s management could be diverted from the operation of Angion’s business.
Angion is an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, Angion common stock may be less attractive to investors.
Angion is an “emerging growth company,” as defined in Jumpstart Our Business Act of 2012, (JOBS Act), and Angion intends to continue taking advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in Angion’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved. In addition, as an “emerging growth company,” the JOBS Act allows Angion to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Angion has elected to use this extended transition period under the JOBS Act. As a result, Angion’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards applicable to public companies, which may make comparison of Angion’s financials to those of other public companies more difficult. Even after Angion no longer qualifies as an emerging growth company, it may still qualify as a “smaller reporting company” which would allow it to take advantage of many of the same exemptions from disclosure requirements including not being required to comply for a period of time with the auditor attestation requirements of Section 404, and reduced disclosure obligations regarding executive compensation in this report and Angion’s periodic reports and proxy statements.
Angion cannot predict if investors will find Angion common stock less attractive because Angion will rely on these exemptions. If some investors find Angion common stock less attractive as a result, there may be a less active trading market for Angion common stock and Angion’s stock price may be more volatile. Angion may take advantage of these reporting exemptions until it is no longer an emerging growth company or smaller reporting company.
Angion has completed and may in the future complete related party transactions that were not and may not be conducted on an arm's length basis.
Angion has in the past and continues to be party to certain transactions with certain entities affiliated with Dr. Goldberg, director and Chairman Emeritus on the Angion Board, as well as certain of his immediate family members. For instance, in November 2013, Angion granted Ohr Cosmetics, LLC (Ohr), an affiliated company, an exclusive worldwide license, with the right to sublicense, under Angion’s patent rights covering Angion’s CYP26 inhibitors, including ANG-3522, for the use in treating conditions of the skin or hair. Angion owns, and the family of Dr. Goldberg owns, approximately 2.4% and 78.7%, respectively, of the membership interests in Ohr. Dr. Goldberg's son is the manager of Ohr. In addition, Dr. Venkatesan, Angion's President and Chief Executive Officer and director, and Mr. Ganzi, Angion's lead independent director, each own approximately 1.6% of the membership interests in Ohr.
In addition, prior to March 2023, Angion rented office and laboratory space in Uniondale, New York from NovaPark LLC (NovaPark), an affiliated company, under a lease that was scheduled to expire on June 20, 2026. The space Angion rents is part of an approximately 110,000-square-foot general laboratory and development facility (NovaPark Facility) for biological and chemistry research owned by NovaPark. In March 2023, Angion entered into a Surrender Agreement with NovaPark which terminated the Uniondale, New York lease for a termination fee of $3.03 million and entered into a Membership Interest Redemption Agreement with NovaPark to relinquish its 10% membership interest in NovaPark. Prior to entering into the Membership Interest Redemption Agreement, Angion owned, and Dr. Goldberg and Rina Kurz, Dr. Goldberg's spouse, owned 10%, 45% and 45%, respectively, of the membership interests in NovaPark.
Provisions in Angion’s charter documents and under Delaware law could discourage a takeover stockholders may consider favorable and may lead to entrenchment of management.
Angion’s amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent changes in control or changes in Angion’s management without the consent of the Angion Board. These provisions include the following:
•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of the Angion Board;
•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
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the exclusive right of the Angion Board to elect a director to fill a vacancy created by the expansion of the Angion Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Angion Board;

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the ability of the Angion Board to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of the Angion Board to alter Angion’s amended and restated bylaws without obtaining stockholder approval;
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the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal Angion’s amended and restated bylaws or repeal the provisions of Angion’s amended and restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of Angion’s stockholders;
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the requirement that a special meeting of stockholders may be called only by Angion’s chief executive officer or president or chairperson of the Angion Board or by the Angion Board directors, which may delay the ability of Angion’s stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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advance notice procedures stockholders must comply with in order to nominate candidates to the Angion Board or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of Angion.

Angion is also subject to the anti-takeover provisions contained in Section 203 of the DGCL. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the Angion Board has approved the transaction.
Angion’s amended and restated certificate of incorporation and amended and restated bylaws provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between Angion and its stockholders, which could limit Angion’s stockholders’ ability to obtain a favorable judicial forum for disputes with Angion or its directors, officers or employees.
Angion’s amended and restated certificate of incorporation and amended and restated bylaws provide that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on Angion’s behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against Angion arising pursuant to the DGCL, Angion’s amended and restated certificate of incorporation or Angion’s amended and restated bylaws, or any action asserting a claim against Angion that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Angion’s amended and restated certificate of incorporation and amended and restated bylaws also provide the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against Angion or any of its directors, officers, employees or agents and arising under the Securities Act. Nothing in Angion’s amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.
Angion believe these provisions may benefit it by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Angion or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although Angion’s stockholders will not be deemed to have waived Angion’s compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive-forum provisions, and there can be no assurance such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision contained in Angion’s amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, Angion may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect its business and financial condition.
Security breaches, cyber-attacks or other disruptions or incidents could expose Angion to liability and affect its business and reputation.
Angion is increasingly dependent on its information technology systems and infrastructure for its business. Angion, its collaborators and its service providers collect, store, and transmit sensitive information including intellectual property, proprietary business information, clinical trial data and personal information in connection with Angion’s business operations. The secure maintenance of this information is critical to Angion’s operations and business strategy. Some of this information could be an attractive target of criminal attack by third parties with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” patient groups, disgruntled current or former employees, nation-state and nation-state supported actors and others. Cyber-attacks are of ever-increasing levels of sophistication, and despite Angion’s security measures, its information technology and infrastructure may be vulnerable to such attacks or may be breached, including due to employee error or malfeasance. Angion has implemented information security measures to protect its systems, proprietary information and sensitive data, including the personal information of clinical trial participants against the risk of inappropriate and unauthorized external use and disclosure and other types of compromise. However, despite these measures, and due to the ever-changing information cyber-threat landscape, Angion cannot guarantee these measures will be adequate to detect, prevent or mitigate security breaches and other incidents and Angion may be subject to data breaches through cyber-attacks, malicious code (such as viruses and worms), phishing attacks, social engineering schemes, and insider theft or misuse. Any such breach could compromise Angion’s networks and the information stored there could be accessed, modified, destroyed, publicly disclosed, lost or stolen. If Angion’s systems become compromised, Angion may not promptly discover the intrusion. Like other companies in Angion’s industry, Angion has experienced attacks to its data and systems, including malware and computer viruses. Any security breach or other incident, whether real or perceived, would cause Angion to lose product sales, if any, and suffer reputational damage and loss of customer confidence. Such incidents could result in costs to respond to, investigate and remedy such incidents, notification obligations to affected individuals, government agencies, credit reporting agencies and other third parties, legal claims or proceedings, and liability under Angion’s contracts with other parties and federal and state laws that protect the privacy and security of personal information. If a security breach, cyber-attack, or other disruption is the result of state-sponsored activities, it may be considered an “act-of-war”, potentially making Angion ineligible for reimbursement under its insurance policies covering such attacks. Any one of these events could cause Angion’s business to be materially harmed and its results of operations would be adversely impacted.
Risks Related to Elicio
Risks Related to Elicio’s Operating History, Financial Position and Capital Requirements
Elicio has a history of operating losses that are expected to continue for the foreseeable future, and it is unable to predict the extent of future losses, or whether it will generate significant revenues or achieve or sustain profitability.
Elicio has focused on product development and has not generated any revenues to date. Additionally, it expects to continue to incur operating losses for the foreseeable future. These operating losses have adversely affected and are likely to continue to adversely affect Elicio’s working capital, total assets and stockholders’ deficit.
Since Elicio is an early-stage company, its prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. Specifically, it has generated operating losses each year since its inception, including $28.2 million and $26.4 million for the years ended December 31, 2022 and 2021, respectively. Elicio expects to make substantial expenditures and incur increasing operating costs in the future and its accumulated deficit will increase significantly as it expands development and clinical trial activities for its product candidates. Because of the risks and uncertainties associated with product development, Elicio is unable to predict the extent of any future losses, whether it will ever generate significant revenues or if it will ever achieve or sustain profitability.
Elicio believes that its cash on hand, along with the minimum cash of $25 million required to be delivered by Angion in the Merger, will enable it to fund its operations through calendar year 2023 based on its current plan. Elicio is dependent on obtaining, and is continuing to pursue, necessary funding from outside sources, including obtaining additional funding from the issuance of securities in order to continue its operations. Without adequate funding, it may not be able to meet its financial obligations.
Elicio has not demonstrated an ability to perform the functions necessary for the successful commercialization of any products. The successful commercialization of any of its products will require it to perform a variety of functions, including:
•	continuing to undertake preclinical and clinical development;
•	engaging in the development of product candidate formulations and manufacturing processes;
•	interacting with the applicable regulatory authorities and pursuing other required steps for regulatory approval;
•	engaging with payors and other pricing and reimbursement authorities;
•	submitting marketing applications to and receiving approval from the applicable regulatory authorities; and
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manufacturing the applicable products and product candidates in accordance with regulatory requirements and, if ultimately approved, conducting sales and marketing activities in accordance with health care, FDA and similar foreign regulatory authority laws and regulations.

Elicio has a limited operating history and it expects a number of factors to cause its operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict its future performance.
Elicio is a clinical stage biopharmaceutical company with a limited operating history. Its operations to date have been primarily limited to organizing and staffing its company, acquiring, developing and securing its proprietary technology and preclinical and clinical development of its product candidates. It has not yet successfully completed any clinical trials for any of its product candidates, manufactured its product candidates at commercial scale or conducted sales and marketing activities that will be necessary to successfully commercialize its product candidates, if approved. Consequently, any predictions made about its future success or viability may not be as accurate as they could be if it had a longer operating history or commercialized products. Elicio’s financial condition has varied significantly in the past and will continue to fluctuate from quarter-to-quarter or year-to-year due to a variety of factors, many of which are beyond its control. Factors relating to its business that may contribute to these fluctuations include other factors described elsewhere in this proxy statement/prospectus/information statement and also include, among other things:

•	Elicio’s ability to obtain additional funding to develop its product candidates;
•	Elicio’s ability to conduct and complete nonclinical studies and clinical trials,
•	delays in the commencement, enrollment and timing of clinical trials;
•	the success of Elicio’s nonclinical studies and clinical trials through all phases of development;
•	any delays in regulatory review and approval of product candidates in clinical development;
•	Elicio’s ability to obtain and maintain regulatory approval for its product candidates in the United States and foreign jurisdictions;
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potential toxicity and/or side effects of Elicio’s product candidates that could delay or prevent commercialization, limit the indications for any approved products, require the establishment of risk evaluation and mitigation strategies, or cause an approved drug to be taken off the market;

•	Elicio’s ability to establish or maintain partnerships, collaborations, licensing or other arrangements;
•	market acceptance of Elicio’s product candidates, if approved;
•	competition from existing products, new products or new therapeutic approaches that may emerge;
•	the ability of patients or health care providers to obtain coverage of or sufficient reimbursement for Elicio’s products;
•	Elicio’s ability to leverage its proprietary AMP technology platform to discover and develop additional product candidates;
•	Elicio’s ability and its licensors’ abilities to successfully obtain, maintain, defend and enforce intellectual property rights important to its business; and
•	potential product liability claims.
Accordingly, the results of any quarterly or annual periods should not be relied upon as indications of future operating performance.
Elicio will require substantial additional capital to finance its operations, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force it to delay, limit, reduce or terminate its research and development programs, commercialization efforts or cease operations.
Elicio’s operations have consumed substantial amounts of cash. During the years ended December 31, 2022 and 2021, it incurred research and development expenses of $18.1 million and $17.9 million, respectively. Elicio will require substantial additional funds to support its continued research and development activities, including the anticipated costs of nonclinical studies and clinical trials, regulatory approvals and potential commercialization. Additionally, its estimates on future financial needs may be based on assumptions that prove to be wrong, and it may spend its available financial resources much faster than it expects.
Until such time, if ever, that Elicio can generate sufficient product revenue and achieve profitability, it expects to seek to finance future cash needs through equity or debt financings and/or corporate collaboration, licensing arrangements and grants. It currently has no other commitments or agreements relating to any of these types of transactions and cannot be certain that additional funding will be available to it on acceptable terms, or at all. Furthermore, the ongoing impact of COVID-19 and geopolitical instability, including the recent military conflict between Russia and Ukraine, as well as the impact of inflationary pressures and resulting rise in interest rates, on global financial markets could make the terms of any available financing less attractive to Elicio and more dilutive to its existing stockholders. If it is unable to raise additional capital, it will have to delay, curtail or eliminate one or more of its research and development programs or cease operations. Additionally, raising additional capital may cause dilution to its stockholders.
Elicio has never generated revenue from product sales and may never become profitable.
Elicio’s ability to generate product sales and achieve profitability depends on its ability, alone or with collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize its current and future product candidates. It does not anticipate generating product sales for the next several years, if ever.

Elicio’s product candidates will require additional clinical, manufacturing, and non-clinical development, regulatory approval, commercial manufacturing arrangements, establishment of a commercial organization, significant marketing efforts, and further investment before it generates any product sales. It cannot guarantee that it will meet its timelines for its development programs, which may be delayed or not completed for a number of reasons. Elicio’s ability to generate future revenues from product sales depends heavily on its, or its collaborators’, ability to successfully:
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complete research and obtain favorable results from nonclinical and clinical development of Elicio’s current and future product candidates, including addressing any clinical holds that may be placed on its development activities by regulatory authorities;

•	seek and obtain regulatory and marketing approvals for any of Elicio’s product candidates for which it completes clinical trials, as well as their manufacturing facilities;
•
launch and commercialize any of Elicio’s product candidates for which it obtains regulatory and marketing approval by establishing a sales force, marketing, and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	qualify for coverage and establish adequate reimbursement by government and third-party payors for any of Elicio’s product candidates for which it obtains regulatory and marketing approval;
•	develop, maintain, and enhance a sustainable, scalable, reproducible, and transferable manufacturing process for the product candidates Elicio may develop;
•
establish and maintain supply and manufacturing capabilities or capacities internally or with third parties that can provide adequate, in both amount and quality, products, and services to support clinical development and the market demand for any of Elicio’s product candidates for which it obtains regulatory and marketing approval;

•	obtain market acceptance of current or any future product candidates as viable treatment options and effectively compete with other therapies to establish market share;
•	maintain a continued acceptable safety and efficacy profile of Elicio’s product candidates following launch;
•	address competing technological and market developments;
•	implement internal systems and infrastructure, as needed;
•	negotiate favorable terms in any collaboration, licensing, or other arrangements into which Elicio may enter and perform its obligations in such collaborations;
•	maintain, protect, enforce, defend, and expand Elicio’s portfolio of intellectual property rights, including patents, trade secrets, and know-how;
•	avoid and defend against third-party interference, infringement, and other intellectual property claims; and
•	attract, hire, and retain qualified personnel.
Even if one or more of Elicio’s current and future product candidates are approved for commercial sale, it anticipates incurring significant costs associated with commercializing any approved product candidate. Its expenses could increase beyond its expectations if it is required by the FDA or other regulatory authorities to perform clinical and other studies in addition to those that it currently anticipates. If it is required to conduct additional clinical trials or other testing of its product candidates that it develops beyond those that it currently expects, if it is unable to successfully complete clinical trials of its product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive, or if there are safety concerns, Elicio may be delayed in obtaining marketing approval for its product candidates, not obtain marketing approval at all, or obtain more limited approvals. Even if it is able to generate revenues from the sale of any approved product candidates, it may not become profitable and may need to obtain additional funding to continue operations.
Even if Elicio does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Its failure to become and remain profitable would decrease the value of Elicio and could impair its ability to raise capital, maintain its research and development efforts, expand its business or continue its operations. A decline in the value of Elicio also could cause its stockholders to lose all or part of their investment.

Elicio’s recurring losses from operations have raised substantial doubt regarding its ability to continue as a going concern.
Elicio’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern, and as a result, its independent registered public accounting firm included an explanatory paragraph in its report on Elicio’s financial statements as of and for the year ended December 31, 2022 included elsewhere herein with respect to this uncertainty. This going concern opinion could materially limit Elicio’s ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on its financial statements may include an explanatory paragraph with respect to its ability to continue as a going concern. Elicio has incurred significant losses since its inception and has never been profitable, and it is possible it will never achieve profitability. It has devoted a majority of its resources to developing ELI-002 and ELI-004, but these product candidates cannot be marketed until regulatory approvals have been obtained. Meaningful revenues will likely not be available unless ELI-002, ELI-004, or any of its current or future product candidates are approved by the FDA or comparable regulatory agencies in other countries and successfully marketed, either by Elicio or a partner, an outcome which may not occur. Elicio believes that its cash on hand, along with the minimum cash of $25 million required to be delivered by Angion in the Merger, will enable it to fund its operations through calendar year 2023 based on its current plan. This period could be shortened if there are any significant increases in planned or actual spending on development programs or more rapid progress of development programs than anticipated. There is no assurance that financing will be available when needed to allow it to continue as a going concern. The perception that Elicio may not be able to continue as a going concern may cause others to choose not to do business with it due to concerns about its ability to meet its contractual obligations.
Risks Related to the Development of Elicio’s Products
Elicio’s product candidates are at an early stage of development and may not be successfully developed or commercialized.
Elicio initiated the AMPLIFY-201 trial for ELI-002 in 2021, targeting KRAS, which product candidate also includes ELI-004, its universal AMP-modified CpG adjuvant and has not previously conducted clinical trials with its product candidates. All of its other product candidates are in preclinical development and will require substantial further capital expenditures, development, testing, and regulatory approval prior to commercialization. Elicio has limited experience designing clinical trials and has not yet filed or supported a marketing application. It may be unable to design and execute a clinical trial that ultimately supports marketing approval.
The time required to obtain approval from the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of regulatory authorities. The outcome of studies is also inherently uncertain. Of the large number of drugs in development, only a small percentage successfully complete the regulatory approval process and are commercialized. The results of nonclinical studies, interim or top-line study results, and early clinical trials of Elicio’s product candidates may not be predictive of the results of later-stage clinical trials. Failure can occur at any time during the clinical trial process. Product candidates in later stages of clinical trials may fail to show the desired safety, purity, and potency traits despite having progressed through nonclinical studies and initial clinical trials. Nonclinical and early clinical studies may also reveal unfavorable product candidate characteristics, including safety concerns. A number of companies have suffered significant setbacks in advanced clinical trials, notwithstanding promising results in earlier trials. In some instances, there can be significant variability in results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants.
Accordingly, even if Elicio is able to obtain the requisite financing to fund its development programs, it cannot assure you that its product candidates will be successfully developed or commercialized. Its failure to develop, manufacture or receive regulatory approval for or successfully commercialize any of its product candidates could result in the failure of its business and a loss of all of its stockholders’ investment.

Elicio’s product candidates are in various stages of development and it will not be able to commercialize its product candidates if its nonclinical and clinical studies do not produce successful results and/or its clinical trials do not demonstrate the safety and efficacy of its product candidates; early results and early understanding of product candidate potential may not be predictive of later success. Any product candidates currently in clinical development or that Elicio advances into clinical development are subject to extensive regulation, which can be costly and time-consuming, and it may experience unanticipated delays or be unable to receive the required approvals to commercialize its product candidates.
Product candidates are susceptible to the risks of failure inherent at any stage of product development, including the occurrence of unexpected or unacceptable adverse events or the failure to demonstrate efficacy in clinical trials. Clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain. The results of nonclinical studies, preliminary clinical trial results, and early clinical trials of Elicio’s product candidates may not be predictive of the results of later-stage clinical trials. Its product candidates may not perform as it expects, may ultimately have a different than expected or no impact at all, may have a different mechanism of action than it initially understands or than it expects in humans, and may not ultimately prove to be safe or effective.
The nonclinical and clinical development, manufacturing, packaging, labeling, storage, record-keeping, advertising, promotion, post-approval monitoring and reporting, import, export, marketing and distribution, among other activities, of Elicio’s product candidates are subject to extensive regulation by the FDA and by comparable health authorities in foreign markets. Elicio is not permitted to market or promote its product candidates in the United States until it receives a Biologics License Application (BLA) from the FDA, or in any jurisdictions outside of the United States until it receives similar authorization from analogous foreign authorities, and it may never receive such regulatory approvals for any of its product candidates.
Some of Elicio’s product candidates have only been tested in a nonclinical setting and while those studies have been subject to certain regulatory requirements in order to support product development and regulatory progression, as such product candidates progress they will require clinical trials (which are subject to much more extensive requirements, including good clinical practice standards), as well as additional manufacturing development, before it will be able to submit marketing applications to the applicable regulatory authorities. Even if its product candidates are approved, they may be subject to limitations on the indicated uses and populations for which they may be marketed. They may also be subject to other conditions of approval, may contain significant safety warnings, including boxed warnings, contraindications, and precautions, may not be approved with label statements necessary or desirable for successful commercialization, or may contain requirements for costly post-market testing and surveillance, or other requirements, including the submission of a risk evaluation and mitigation strategy (REMS) to monitor the safety or efficacy of the products. If Elicio does not receive regulatory authority approval for, and successfully commercialize its product candidates, it will not be able to generate revenue from these product candidates in the foreseeable future, or at all. Any significant delays in obtaining approval for and commercializing its product candidates could have a material adverse impact on its business and financial condition.
The process of product candidate development and obtaining marketing approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved and the conditions that they are intended to treat. The number and nature of nonclinical studies and clinical trials that will be required for regulatory approval also varies depending on the product candidate, the disease or condition that the product candidate is designed to address and the regulations applicable to any particular product candidate. Elicio has not previously submitted a marketing application to the FDA, or a similar marketing application to any comparable foreign authorities, for any product candidate, and it cannot be certain that its product candidates will be successful in clinical trials or receive regulatory approval.
In addition to significant clinical testing requirements, Elicio’s ability to obtain marketing approval for its product candidates depends on obtaining the final results of required nonclinical testing, including characterization of the manufactured components of its product candidates and validation of its manufacturing processes. Regulatory authorities may determine that its product manufacturing processes, testing procedures or facilities are insufficient to justify approval. Approval policies or regulations, or the type and amount of data necessary to gain approval, may change and may vary among jurisdictions. Moreover, regulatory authorities have substantial discretion in the biopharmaceutical approval process, including the ability to refuse to accept an application and to delay, limit or deny approval of a product candidate for many reasons, such as a determination that Elicio’s data is insufficient for approval or that additional nonclinical studies, clinical trials or other data or development work is necessary. Despite the time and expense invested in the development of product candidates, regulatory approval is never guaranteed.

Elicio’s product candidates may fail at any stage of preclinical or clinical development, and may also reveal unfavorable product candidate characteristics, including safety concerns or the failure to demonstrate efficacy in initial clinical trials. Further, its product candidates may not receive regulatory approval even if they are successful in clinical trials. Although Elicio has completed preclinical validation, including toxicology testing and clinical supply manufacturing development for ELI-002 and anticipates completing the preclinical development necessary to file additional INDs for other product candidates in the future, it may experience numerous unforeseen events before, during, or as a result of clinical trials that could delay or prevent its ability to commence or complete development, commence or complete clinical trials, receive marketing approval or commercialize its product candidates, including:
•	Elicio may be unable to generate sufficient nonclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;
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regulators or IRBs or Independent Ethics Committees (IECs) may not authorize Elicio or its investigators to commence or continue a clinical trial, conduct a clinical trial at a prospective trial site, or amend trial protocols, or may require that it modifies or amends its clinical trial protocols;

•
Elicio, regulators, independent data safety monitoring committees, IRBs or IECs, or its data monitoring committee(s) may recommend or require the suspension or termination of clinical research for various reasons, including non-compliance with regulatory requirements or a finding that participants are being exposed to unacceptable health risks, undesirable side effects, or a failure of the product candidate to demonstrate any benefit to subjects, or other unexpected characteristics (alone or in combination with other products) of the product candidate, or due to findings of undesirable effects caused by a chemically or mechanistically similar therapeutic or therapeutic candidate;

•	new information may emerge regarding Elicio’s product candidates or technology platform that result in continued development of some or all of its product candidates being deemed undesirable;
•	Elicio may have delays identifying, recruiting and training suitable clinical investigators or investigators may withdraw from its studies;
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Elicio may experience delays in reaching, or failing to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites or contract research organizations (CROs). Contractual terms can be subject to extensive negotiation, may be subject to modification from time to time and may vary significantly among different CROs and trial sites;

•	Elicio may have delays in adding new investigators or clinical trial sites, or it may experience a withdrawal of clinical trial sites;
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the number of patients required for clinical trials of Elicio’s product candidates may be larger than it anticipates, enrollment in these clinical trials may be slower than it anticipates, or participants may drop out of these clinical trials or be lost to follow-up at a higher rate than it anticipates for a number of reasons, such as adverse events, an inadequate treatment response, fatigue with the clinical trial process or personal issues;

•
patients who enroll in Elicio’s studies may misrepresent their eligibility or may otherwise not comply with clinical trial protocols, resulting in the need to drop those patients from those studies, increase the needed enrollment size for those studies, or extend the duration of those studies;

•	there may be flaws in Elicio’s study design, which may not become apparent until a study is well advanced;
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Elicio’s contractors may fail to comply with regulatory requirements or clinical trial protocols, or meet their contractual obligations to it in a timely manner, or at all, or it may be required to engage in additional clinical trial site monitoring;

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regulatory authorities or IRBs/IECs may disagree with the design, including endpoints, scope, or implementation of Elicio’s clinical trials, or regulatory authorities may disagree with its intended indications;

•	regulatory authorities may disagree with the formulation for Elicio’s product candidates, or its product candidate dose or dosing schedule;

•	Elicio may be unable to demonstrate to the satisfaction of regulatory authorities that a product candidate is safe, pure, and potent for any indication;
•	regulatory authorities may not accept, or Elicio or its clinical trials may not meet the criteria required to submit, clinical data from trials which are conducted outside of their jurisdictions;
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the results of clinical trials may be negative or inconclusive, may not meet the level of statistical significance required for, or may not otherwise be sufficient to support marketing approval, and Elicio may decide, or regulatory authorities may require it, to conduct additional clinical trials, analyses, reports, data, or nonclinical studies, or abandon product development programs;

•	Elicio’s product candidates may have undesirable or unintended side effects, toxicities, or other characteristics that preclude marketing approval or prevent or limit commercial use;
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Elicio may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks or otherwise provide an advantage over current standard of care (SOC) or current or future competitive therapies in development;

•	the standard of care for the indications Elicio is investigating may change, which changes could impact the meaningfulness of its resulting study data or which may necessitate changes to its studies;
•	regulatory authorities may disagree with Elicio’s scope, design, including endpoints, implementation, or its interpretation of data from nonclinical studies or clinical trials;
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regulatory authorities may require Elicio to amend its studies, perform additional or unanticipated clinical trials or nonclinical studies or manufacturing development work to obtain approval or initiate clinical trials, or it may decide to do so or abandon product development programs;

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regulatory authorities may find that Elicio or its third-party manufacturers do not satisfy regulatory requirements and standards for the facilities and operations used in the manufacture of its product candidates;

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the cost of clinical trials of Elicio’s product candidates may be greater than it anticipates, or it may have insufficient funds for a clinical trial or to pay the substantial user fees required by the FDA or other regulatory authorities upon the filing of a marketing application;

•	the supply or quality of Elicio’s product candidates or other materials necessary to conduct clinical trials of its product candidates may be insufficient or inadequate;
•	regulatory authorities may take longer than Elicio anticipates to make a decision on its product candidates; or
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changes in or the enactment of the approval policies, statutes, or regulations of the applicable regulatory authorities may significantly change in a manner rendering Elicio’s nonclinical or clinical data insufficient for approval.

Furthermore, Elicio expects to rely on CROs and clinical trial sites to ensure the proper and timely conduct of its clinical trials and, while it expects to enter into agreements governing their committed activities, it has limited influence over their actual performance.
A clinical trial may be suspended or terminated by Elicio, its partners, the IRBs of the institutions in which such trials are being conducted, the DSMB for such trial or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Elicio’s clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug or therapeutic biologic, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If Elicio experiences delays in the completion of, or termination of, any clinical trial of any of its potential future product candidates, the commercial prospects of such product candidate will be harmed, and its ability to generate product revenue from such product candidates will be delayed. In addition, any delays in completing its clinical trials will increase its costs, slow its product development and approval process and jeopardize its ability to commence product sales and generate revenue, and it may not have the financial resources to continue development of the product candidate that is affected or any of its other product candidates. It may also lose, or be unable to enter into, collaborative arrangements for the affected product candidate and for other product candidates that it is developing. Any of these occurrences may materially and adversely affect Elicio’s business, financial condition, results of operations and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of its potential future product candidates.
Preliminary results from Elicio’s nonclinical studies and clinical trials that it announces or publishes from time to time may change as more patient data becomes available and as the data undergoes audit and verification procedures.
From time to time, Elicio may publish interim, topline, or preliminary results from its nonclinical studies and clinical trials. Preliminary and interim results from its clinical trials are not necessarily predictive of final results and are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary, interim and topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data it previously published. As a result, preliminary, interim and topline data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to the preliminary, interim or topline data could significantly harm Elicio’s business prospects.
Further, others, including regulatory agencies, may not accept or agree with Elicio’s assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or therapeutic product, if any, and Elicio in general. In addition, the information it chooses to publicly disclose regarding a particular nonclinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what it determines is the material or otherwise appropriate information to include in its disclosure, and any information it determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular therapeutic product, if any, product candidate or its business. If the preliminary, interim and topline data that it reports differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, its ability to obtain approval for, and commercialize, its product candidates may be harmed, which could harm its business, operating results, prospects or financial condition.
The FDA or comparable foreign regulatory authorities may disagree with Elicio’s regulatory plans and it may fail to obtain regulatory approval of its product candidates.
The FDA standard for approval of a biologic generally requires two adequate, well-controlled clinical trials, each convincingly demonstrating the product candidate’s safety and effectiveness, or one large and robust, well-controlled trial providing substantial evidence that the product candidate is safe and effective for its proposed indication. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. Product candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA usually requires a sponsor of a drug or biologic receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA that are more accelerated than those available for regular approvals.
Elicio’s clinical trial results may not support either accelerated or regular approval. The results of nonclinical studies and clinical trials may not be predictive of the results of later-stage clinical trials, and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through nonclinical studies and initial clinical trials. In addition, Elicio’s product candidates could fail to receive regulatory approval for many reasons, including the following:
•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Elicio’s clinical trials;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which Elicio seeks approval;
•	Elicio may be unable to demonstrate that its product candidates’ risk-benefit ratios for their proposed indications are acceptable;
•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;
•	Elicio may be unable to demonstrate that the clinical and other benefits of its product candidates outweigh their safety risks;
•	the FDA or comparable foreign regulatory authorities may disagree with Elicio’s interpretation of data from nonclinical studies or clinical trials;
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the data collected from clinical trials of Elicio’s product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•
the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, Elicio’s own manufacturing facilities, or a third-party manufacturer’s facilities with which it contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering Elicio’s clinical data insufficient for approval.
Failure to obtain regulatory approval to market any of Elicio’s product candidates would significantly harm its business, results of operations, and prospects.
Elicio may not be successful in its efforts to use and expand its discovery engine to build a pipeline of product candidates.
A key element of Elicio’s strategy is to use and expand its discovery engine to build a pipeline of product candidates and progress these product candidates through preclinical and clinical development for the treatment of various diseases. Although its research efforts to date suggest that complex amphiphilic molecules can deliver conventional immunomodulatory payloads including peptides, proteins and nucleic acids directly and preferentially to lymph nodes, this hypothesis may prove incorrect, or Elicio may not be able to identify a product candidate that is safe or effective as a treatment for various cancers or for other diseases. It also may not be able to identify an amphiphile product candidate that it can demonstrate to be safe or effective, and it may not be able to develop any other product candidates. Its scientific research that forms the basis of its efforts to discover product candidates based on its discovery engine is ongoing. Further, the scientific evidence to support the feasibility of developing viable product candidates based on its platform has not been established. Elicio’s discovery engine may not be proven to be superior to competing technologies.
Even if Elicio is successful in building its pipeline of product candidates, the potential product candidates that it identifies may not be suitable for clinical development or generate acceptable clinical data, including as a result of being shown to have unacceptable toxicity or other characteristics that indicate that they are unlikely to be products that will receive marketing approval from the FDA or other regulatory authorities or achieve market acceptance. Investment in biopharmaceutical product development involves significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, and become commercially viable. Elicio cannot provide you any assurance that it will be able to successfully advance any of these additional product candidates through the development process. Its research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:
•	Elicio’s platform may not be successful in identifying additional product candidates;
•	Elicio may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;
•	Elicio’s product candidates may not succeed in nonclinical or clinical testing;

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a product candidate may upon further study demonstrate harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	competitors may develop alternatives that render Elicio’s product candidates obsolete or less attractive;
•	product candidates Elicio develops may nevertheless be covered by third parties’ patents or other exclusive rights;
•	the market for a product candidate may change during Elicio’s program so that the continued development of that product candidate is no longer reasonable;
•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, if applicable.
If any of these events occur, Elicio may be forced to abandon its development efforts for a program or programs, or it may not be able to identify, discover, develop, or commercialize additional product candidates, which would have a material adverse effect on its business and could potentially cause it to cease operations. Even if it receives FDA approval to market additional product candidates, whether for the treatment of cancers or other diseases, it cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives.
Elicio’s Phase 1 study of ELI-002 is designed to require, as part of screening to determine whether subjects meet inclusion criteria, the use of an investigational in vitro diagnostic device. If Elicio is not able to successfully collaborate or partner with a third-party company for the development and authorization of such a device, Elicio may not be able to receive marketing authorization for ELI-002.
The Phase 1 trial for ELI-002 (AMPLIFY-201) employs an investigational in vitro diagnostic device, or IVD, that identifies gene mutations in KRAS and NRAS and detects circulating tumor DNA, or ctDNA, to identify patients who show signs of minimal residual disease in their blood, but before relapse is detected in traditional radiographic scans. Based on Elicio’s Phase 1 study design, it must account for and address the investigational status of this device from a regulatory perspective through the course of clinical development (for example, through the compliance with any applicable investigational device exemption requirements). Additionally, because this IVD will be used to select patients who may be appropriate to receive Elicio’s product candidate, the test will be considered a companion diagnostic device. Companion diagnostic devices are subject to regulation by the FDA and comparable foreign regulatory authorities as medical devices and Elicio anticipates that separate regulatory marketing authorization will be required for the device prior to commercialization of ELI-002. Elicio plans to collaborate with appropriate companion diagnostic developers to seek marketing authorization from the FDA’s Center for Devices and Radiological Health, or CDRH. If Elicio’s companion diagnostic partner experiences any delays in development or is not able to successfully develop and obtain marketing authorization for its companion diagnostic, or does not comply with the FDA’s medical device regulations:
•	the development of ELI-002 may be delayed because it may be difficult to identify patients for enrollment in Elicio’s clinical trials in a timely manner;
•	ELI-002 may not receive marketing approval if its safe and effective use depends on a companion diagnostic and none is commercially available; and
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Elicio may not realize the full commercial potential of ELI-002 if it receives marketing approval if, among other reasons, it is unable to appropriately identify patients or types of tumors with the specific genetic alterations targeted by these product candidates.

Even if ELI-002 and any associated companion diagnostics are approved for marketing, the need for companion diagnostics may slow or limit adoption of ELI-002. Although Elicio believes genetic testing is becoming more prevalent in the diagnosis and treatment of cancer, ELI-002 may be perceived negatively compared to alternative treatments that do not require the use of companion diagnostics, either due to the additional cost of the companion diagnostic or the need to complete additional procedures to identify biomarkers prior to administering Elicio’s product candidates.

If any of these events were to occur, Elicio’s business and growth prospects would be harmed, possibly materially.
Elicio may seek designations under FDA programs designed to facilitate and potentially expedite product candidate development, such as fast track or breakthrough therapy designation. Its product candidates may not receive any such designations or if they do receive such designations they may not lead to faster development or regulatory review or approval and it does not increase the likelihood that its product candidates will receive marketing approval.
Elicio may seek designations under the FDA’s expedited programs for serious conditions, such as fast track or breakthrough therapy designation, which are intended to facilitate and expedite the development or regulatory review or approval process for product candidates. Descriptions of the fast track and breakthrough therapy designations are included under “Description of Elicio’s Business—Government Regulation and Product Approval—FDA Regulation—Fast Track, Breakthrough Therapy and Priority Review Designations.”
The granting of fast track or breakthrough therapy designation to an investigational product is entirely within the FDA’s discretion. Accordingly, even if Elicio believes one of its product candidates meets the criteria for a designation, the FDA may disagree and instead determine not to grant such designation. In any event, the receipt of a fast track or breakthrough therapy designation for a product candidate may not result in a faster development process, review, or approval compared to product candidates considered for approval under conventional FDA procedures and does not assure ultimate marketing approval by the FDA. In addition, the FDA may later decide that the product candidate no longer meets the designation conditions, in which case any granted designations may be revoked, or the agency may decide that the time period for review or approval of the product candidate will not be shortened.
If Elicio is unable to obtain approval via the accelerated approval pathway, it may be required to conduct additional nonclinical studies or clinical trials. Even if it receives accelerated approval from the FDA, the FDA may seek to withdraw accelerated approval.
Elicio may seek an accelerated approval development pathway for its product candidates. See “Description of Elicio’s Business—Government Regulation and Product Approval—FDA Regulation—Accelerated Approval Pathway” for a description of the accelerated approval pathway.
If Elicio chooses to pursue accelerated approval, it intends to seek feedback from the FDA or will otherwise evaluate its ability to seek and receive such accelerated approval. After Elicio’s evaluation of the feedback from the FDA or other factors, it may decide not to pursue or submit a BLA for accelerated approval or any other form of expedited development, review or approval. Furthermore, if it submits an application for accelerated approval, there can be no assurance that such application will be accepted or that approval will be granted on a timely basis, or at all. The FDA also could require Elicio to conduct further studies or trials prior to considering its application or granting approval of any type, and may require it to have a confirmatory trial to verify the clinical benefit of the product underway and partially or fully enrolled before granting approval. Elicio might not be able to fulfill the FDA’s requirements in a timely manner, which would cause delays, or approval might not be granted because its submission is deemed incomplete by the FDA.
Even if Elicio receives accelerated approval from the FDA, it will be subject to rigorous post-marketing requirements, including the completion of confirmatory post-market clinical trials, submission to the FDA of periodic progress reports on confirmatory trials, and submission to the FDA of all promotional materials prior to their dissemination. The FDA could seek to withdraw accelerated approval for multiple reasons, including if Elicio fails to conduct any required post-market study with due diligence; a post-market study does not confirm the predicted clinical benefit; other evidence shows that the product is not safe or effective under the conditions of use; or Elicio disseminates promotional materials that are found by the FDA to be false and misleading. Under the Consolidated Appropriations Act for 2023, the FDA may use expedited procedures to withdraw any product for which Elicio receives accelerated approval if its confirmatory trials fail to verify the purported clinical benefits.
A failure to obtain accelerated approval or any other form of expedited development, review or approval for a product candidate that Elicio may choose to develop would delay its commercialization of such product candidate, could increase the cost of development of such product candidate and could harm its competitive position in the marketplace.

If Elicio applies for orphan drug designation from the FDA, there is no guarantee that it will be able to obtain or maintain this designation, receive this designation for any of its other product candidates, or receive or maintain any corresponding benefits, including periods of exclusivity.
Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if one of Elicio’s drug candidates receives orphan exclusivity, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication or disease. Furthermore, the FDA can waive orphan exclusivity if Elicio is unable to manufacture sufficient supply of its product.
Elicio plans to seek orphan drug designation for some or all of its product candidates in specific orphan indications for which there is a medically plausible basis for their use, but exclusive marketing rights in the United States may be limited if Elicio seeks approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, although Elicio intends to seek orphan drug designation for other product candidates, it may never receive such designations.
Elicio may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Because Elicio has limited financial and managerial resources, it focuses on research programs and product candidates that it identifies for specific indications. As a result, it may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. its resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Its spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If Elicio does not accurately evaluate the commercial potential or target market for a particular product candidate, it may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for it to retain sole development and commercialization rights to such product candidate.
Any future product candidates for which Elicio intends to seek approval as biologic products may face competition sooner than anticipated.
Even if Elicio is successful in achieving regulatory approval to commercialize a product candidate ahead of its competitors, its product candidates may face competition from biosimilar products. In the United States, Elicio’s amphiphile product candidates are expected to be regulated by the FDA as biological products, and Elicio intends to seek approval for these product candidates pursuant to the BLA pathway. The enactment of the Biologics Price Competition and Innovation Act of 2009 (BPCIA) created an abbreviated pathway for the approval of biosimilar and interchangeable biological products based on a previously licensed reference product. Under the BPCIA, an application for a biosimilar biological product cannot be approved by the FDA until 12 years after the original reference biological product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for Elicio’s product candidates.
Elicio believes that any of its product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity available to reference biological products. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider Elicio’s product candidates to be reference biological products pursuant to its interpretation of the exclusivity provisions of the BPCIA for competing products, potentially creating the opportunity for generic follow-on biosimilar competition sooner than anticipated. Moreover, the extent to which a biosimilar product, once approved, will be substituted for any one of Elicio’s reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing including whether a future competitor seeks an interchangeability designation for a biosimilar of one of Elicio’s products. Under the BPCIA as well as state pharmacy laws, only interchangeable biosimilar products are considered substitutable for the reference biological product without the intervention of the health care provider who prescribed the original biological product. However, as with all prescribing decisions made in the context of a patient-provider relationship and a patient’s specific medical needs, health care providers are not restricted from prescribing biosimilar products in an off-label manner. In addition, a competitor could decide to forego the abbreviated approval pathway available for biosimilar products and to submit a full BLA for product licensure after completing its own nonclinical studies and clinical trials. In such a situation, any exclusivity for which Elicio’s products candidates may be eligible under the BPCIA would not prevent the competitor from marketing its biological product as soon as it is approved.
In Europe, the European Commission has granted marketing authorizations for several biosimilar products pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years. In addition, companies may be developing biosimilar products in other countries that could compete with Elicio’s products, if approved.
If competitors are able to obtain marketing approval for biosimilars referencing Elicio’s product candidates, if approved, Elicio’s future products may become subject to competition from such biosimilars, whether or not they are designated as interchangeable, with the attendant competitive pressure and potential adverse consequences. Such competitive products may be able to immediately compete with Elicio in each indication for which its product candidates may have received approval.
If Elicio encounters difficulties enrolling patients in its clinical trials, its clinical development activities could be delayed or otherwise adversely affected.
Elicio may experience difficulties in patient enrollment in its clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on Elicio’s ability to enroll a sufficient number of subjects who remain in the trial until its conclusion. Elicio may not be able to initiate or continue conducting clinical trials for its product candidates if it is unable to locate and enroll a sufficient number of eligible subjects to participate in these trials. The enrollment of patients depends on many factors, including:
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the number of clinical trials for other product candidates in the same therapeutic area that are currently in clinical development, and Elicio’s ability to compete with such trials for subjects and clinical trial sites;

•	the severity of the disease under investigation and the existence of current treatments;
•	the perceived risks and benefits of the product candidate, including the potential advantages or disadvantages of the product candidate being studied in relation to other available therapies;
•	the subject eligibility criteria defined in the protocol, as well as Elicio’s ability to compensate subjects for their time and effort;
•	the size and nature of the patient population;
•	the proximity and availability of clinical trial sites for prospective subjects;
•	the design of the trial, including factors such as frequency of required assessments, length of the study and ongoing monitoring requirements;
•	subjects’ and investigators’ ability to comply with the specific instructions related to the trial protocol, proper documentation, and use of the product candidate;

•	Elicio’s ability to recruit clinical trial investigators with the appropriate competencies and experience;
•	patient referral practices of physicians and the effectiveness of publicity created by clinical trials sites regarding the trial;
•	the ability to adequately monitor subjects during and after treatment and compensate them for their time and effort;
•	the ability of Elicio’s clinical study sites, CROs, and other applicable third parties to facilitate timely enrollment;
•	the ability of clinical trial sites to enroll subjects that meet all inclusion criteria and any patient exclusion due to erroneous enrollment;
•	Elicio’s ability to obtain and maintain subject informed consents; and
•	the risk that subjects enrolled in clinical trials will drop out of the trials before completion of the study or not return for post-study follow-up, especially subjects in control groups.
In addition, Elicio’s clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as its product candidates, and this competition will reduce the number and types of patients available to it, because some patients who might have opted to enroll in Elicio’s trials may instead opt to enroll in a trial being conducted by one of its competitors. Because the number of qualified clinical investigators is limited, Elicio may conduct some of its clinical trials at the same clinical trial sites that some of its competitors use, which will reduce the number of patients who are available for its clinical trials at such clinical trial sites. Moreover, because its product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy, rather than enroll patients in any future clinical trial.
Elicio’s inability to enroll a sufficient number of subjects for its clinical trials would result in significant delays and could require it to abandon one or more clinical trials altogether. Moreover, a significant number of withdrawn subjects would compromise the quality of its data. Enrollment delays in its clinical trials may result in increased development costs for its product candidates, or the inability to complete development of its product candidates, which could cause the value of its company to decline, limit its ability to obtain additional financing, and materially impair its ability to generate revenues.
Any product candidate Elicio advances into clinical trials may cause unacceptable adverse events or have other properties that may delay or prevent its regulatory approval or commercialization or limit its commercial potential.
As with most biological products, use of Elicio’s product candidates could be associated with side effects or adverse events, which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. Undesirable side effects caused by any potential future product candidate could cause regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. While Elicio has only recently initiated the AMPLIFY-201 trial, and it has not yet initiated clinical trials for any potential future product candidates, it is likely that there will be side effects associated with their use. Results of its clinical trials could reveal a high and unacceptable severity and prevalence of these side effects. In such an event, its trials could be suspended or terminated, and the FDA or other regulatory authorities could order it to cease further development of or deny approval of a product candidate for any or all targeted indications. Such side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may materially and adversely affect Elicio’s business and financial condition and impair its ability to generate revenues.
Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of a product candidate may only be uncovered when a significantly larger number of patients are exposed to the product candidate or when patients are exposed for a longer period of time.
If one or more of Elicio’s product candidates receives marketing approval, and Elicio or others later identify undesirable side effects caused by such products, including during any long-term follow-up observation period recommended or required for patients who receive treatment using Elicio’s products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approvals of such products;
•	regulatory authorities may require the addition of labeling statements, specific warnings or contraindications;
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Elicio may be required to create a REMS plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for health care providers, and/or other elements to assure safe use;

•	Elicio may be required to change the way such products are distributed or administered, or change the labeling of the products;
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the FDA or a comparable foreign regulatory authority may require Elicio to conduct additional clinical trials or costly post-marketing testing and surveillance to monitor the safety and efficacy of the products;

•	Elicio may decide to recall such products from the marketplace after they are approved;
•	Elicio could be sued and held liable for harm caused to individuals exposed to or taking its products; and
•	Elicio’s reputation may suffer.
In addition, adverse side effects caused by any therapeutics that may be similar in nature to Elicio’s product candidates could delay or prevent regulatory approval of its product candidates, limit the commercial profile of an approved label for its product candidates, or result in significant negative consequences for its product candidates following marketing approval.
Any of these events could prevent Elicio from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing its product candidates, if approved, and significantly impact its ability to successfully commercialize its product candidates and generate revenues.
Elicio may form or seek strategic partnerships or enter into additional licensing arrangements in the future, and it may not realize the benefits of such alliances or licensing arrangements.
From time to time, Elicio may form or seek strategic partnerships or collaborations or enter into additional licensing arrangements with third parties that it believes will complement or augment its development and commercialization efforts with respect to its product candidates and any future product candidates that it may develop. Any such relationships may require it to incur non-recurring and other charges, increase its near and long-term expenditures, issue securities that dilute its existing stockholders or disrupt its management and business. These relationships also may result in a delay in the development of its product candidates if it becomes dependent upon the other party and such other party does not prioritize the development of Elicio’s product candidates relative to its other development activities. Additionally, any collaborations, or licensing arrangements would be subject to the same product candidate development and compliance risks and obligations as Elicio would be if it were to develop the product candidate on its own. Should any third party with which it enters into any of these arrangements not comply with the applicable regulatory requirements, it or they may be subject to regulatory enforcement action and it or they may be delayed or prevented from obtaining marketing approval for the applicable product candidate.
In addition, Elicio faces significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, Elicio may not be successful in its efforts to establish a strategic partnership or other alternative arrangement for its product candidates because they may be deemed to be at too early of a stage of development for collaborative effort, and third parties may not view its product candidates as having the requisite potential to demonstrate safety and efficacy. If Elicio licenses products or acquires businesses, it may not be able to realize the benefit of such transactions if it is unable to successfully integrate them with its existing operations and company culture. Any licensed products or acquired businesses may also subject Elicio to the risk of regulatory enforcement should the product or business not be compliant with applicable regulatory requirements. Elicio cannot be certain that, following a strategic transaction or licensing arrangement, it will achieve the revenue or specific net income that justifies such a transaction.
Elicio relies on contract manufacturing organizations to manufacture its nonclinical and clinical pharmaceutical supplies and expects to continue to rely on CMOs to produce commercial supplies of any approved product candidate, and its dependence on CMOs could adversely impact its business.
Elicio relies on contract manufacturing organizations (CMOs) for the manufacture of nonclinical and clinical supplies for its product candidates and plans to continue to do so for commercial supplies should it receive marketing approval for any of its product candidates. This reliance also results in its reduced control over the manufacture of its product candidates and the protection of its trade secrets and know-how from misappropriation or inadvertent disclosure, which may adversely affect its future business prospects. Nevertheless, as the developer of the product candidates and sponsor of clinical trials involving such product candidates, it continues to have regulatory obligations to maintain oversight of the CMOs to ensure compliance with, among other things, contractual obligations, specifications, and cGMP.
In complying with the manufacturing regulations of the FDA and other comparable foreign regulatory authorities, Elicio and its third-party suppliers must spend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the products meet applicable specifications and other regulatory requirements. Although its agreements with its CMOs require them to perform according to certain cGMP such as those relating to quality control, quality assurance and qualified personnel, Elicio cannot control the conduct of its CMOs to implement and maintain these standards. If its CMOs do not successfully carry out their contractual duties, meet expected deadlines or manufacture its product candidates in accordance with regulatory requirements, if there are disagreements between Elicio and such parties, or if such parties are unable to support the commercialization of any of its product candidates for which it obtains marketing approval, it may not be able to produce, or may be delayed in producing sufficient product to meet its supply requirements. Any delays in obtaining adequate supplies on adequate terms with respect to Elicio’s product candidates and components, due to manufacturing issues, global trade policies, or for other reasons, may delay the development, approval, or commercialization of its product candidates.
Elicio may not succeed in its efforts to establish manufacturing relationships on commercially reasonable terms. Its product candidates may compete with other products and product candidates for access to manufacturing facilities, of which there are a limited number that operate under cGMP conditions and that are both capable of manufacturing its product candidates and willing to do so. Even if it does establish such collaborations or arrangements, its CMOs may breach, terminate, or not renew these agreements. These facilities may also be affected by the ongoing COVID-19 pandemic, natural disasters, such as floods or fires, or such facilities could face manufacturing issues, such as contamination or adverse regulatory findings following a regulatory inspection. Further, Elicio’s CMOs may be temporarily unable to manufacture its product candidates due to government restrictions, requirements, or limitations. If its CMOs cease to manufacture its product candidates for any reason, Elicio would experience delays in obtaining sufficient quantities of its product for it to meet commercial demand if it receives marketing approval or in advancing its development programs while it identifies and qualifies replacement suppliers. Elicio could also incur added costs and delays in identifying and qualifying any such replacements and transferring any necessary technology and processes. The terms of a new arrangement may also be less favorable than any prior arrangements, if it is able to negotiate a new arrangement at all. The addition of a new or alternative CMO may also require FDA approval and may have a material adverse effect on its business.
Elicio or its CMOs may also encounter shortages in the raw materials or substances necessary to produce its product candidates in the quantities and at the quality needed for its nonclinical studies and clinical trials or, if any of its product candidates are approved for commercialization, to produce its products on a commercial scale, meet an increase in demand, or compete effectively. Such shortages may occur for a variety of reasons, including capacity constraints, delays or disruptions in the market, and shortages caused by the purchase of such materials by its competitors or others. Elicio’s or its third-party manufacturers’ failure to obtain the raw materials or substances necessary to manufacture sufficient quantities of its product candidates may have a material adverse effect on its business.
Moreover, any problems or delays Elicio experiences in preparing for commercial-scale manufacturing of a product candidate or component, including manufacturing validation, may result in a delay in a future marketing approval, if any, or commercial launch of any of its product candidates, should they receive regulatory approval, or may impair its ability to manufacture commercial quantities or manufacture such quantities at an acceptable cost, which could result in the delay, prevention, or impairment of commercialization of its product candidates, if approved, and could adversely affect its business. Furthermore, if the future manufacturers of the commercial supplies of its products, if approved, fail to deliver the required commercial quantities of its product candidates on a timely basis and at commercially reasonable prices, it would likely be unable to meet demand for its products and it could lose potential revenues. The manufacture of biological products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of biologics often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel, and compliance with strictly enforced federal, state, and foreign regulations. If Elicio’s manufacturers were to encounter any of these difficulties and were unable to perform as agreed, its ability to provide its product candidates for use in nonclinical studies or its current and planned clinical trials, or, if any of its product candidates are approved, its ability to produce its product for commercial use, could be jeopardized.
In addition, all manufacturers of Elicio’s product candidates used in clinical trials and of its products for commercial supply, should any of Elicio’s product candidates receive regulatory approval, must comply with cGMP regulations promulgated by the FDA and equivalent foreign regulatory authorities that are applicable to both finished products and their active components used both for clinical and commercial supply. Regulatory authorities enforce these requirements through facility inspections. CMO facilities must be satisfactory to the FDA and equivalent foreign regulatory authorities as determined by inspections that will be conducted after Elicio submits its marketing applications to the appropriate agencies and prior to product approval and commercialization. Its CMOs will also be subject to continuing, periodic regulatory authority inspections should its product candidates receive marketing approval. Further, Elicio, in cooperation with its CMOs, must supply all necessary chemistry, manufacturing, and control documentation to the FDA and equivalent foreign regulatory authorities in support of a marketing application on a timely basis.
The cGMP include quality control, quality assurance, and the maintenance of records and documentation. Manufacturers of Elicio’s product candidates may be unable to comply with its specifications, cGMP or with other applicable regulatory requirements. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of a product candidate that may not be detectable in final product testing. If its CMOs cannot successfully manufacture material that conforms to its specifications and the applicable regulatory requirements, they may not be able to secure or maintain regulatory acceptance of their manufacturing facilities for the purpose of producing Elicio’s product candidates.
Deviations from manufacturing requirements may also require reporting and remedial measures that may be costly and/or time-consuming for Elicio or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales, if any of its product candidates receives regulatory approval, or the temporary or permanent closure of a facility. Any such remedial measure could materially harm its business. Any delay in obtaining products or product candidates that comply with the applicable regulatory requirements may result in delays to nonclinical studies and clinical trials, or potential product approvals or commercialization. Any such delay may also require that Elicio conducts additional studies.
While Elicio is ultimately responsible for the manufacture and regulatory compliance of its products and product candidates, it has little control over its manufacturers’ compliance with these regulations and standards other than through its contractual arrangements. If the FDA or a comparable foreign regulatory authority does not find these facilities satisfactory for the manufacture of its products, if approved, or product candidates or if such authorities find such facilities to be noncompliant in the future, Elicio may need to find alternative manufacturing facilities, which would significantly impact its ability to develop, obtain and maintain regulatory approval for or market its product candidates, if approved. Any new manufacturers would need to either obtain or develop the necessary manufacturing know-how, and obtain the necessary equipment and materials, which may take substantial time and investment. Elicio must also receive FDA or other relevant comparable regulatory authority approval for the use of any new manufacturers for commercial supply.
Elicio’s failure, or the failure of its third-party manufacturers, to comply with applicable regulatory requirements may result in regulatory enforcement actions against its manufacturers or itself, including fines and civil and criminal penalties, including suspension of or restrictions on production, injunctions, delay, withdrawal or denial of product approval or supplements to approved products, clinical holds or termination of clinical studies, warning or untitled letters, regulatory authority communications warning the public about safety issues with a product, refusal to permit the import or export of a product, product seizure, detention, or recall, operating restrictions, civil penalties, criminal prosecution, corporate integrity agreements, or consent decrees and equivalent foreign sanctions. Depending on the severity of any potential regulatory action, supplies of its product candidates or products, if approved, could be interrupted or limited, which could have a material adverse effect on its business.

Elicio relies on third parties to conduct some of its nonclinical studies and all of its clinical trials. If these third parties do not meet its deadlines or otherwise conduct the trials as required, its development programs could be delayed or unsuccessful and it may not be able to obtain regulatory approval for or commercialize its product candidates when expected or at all.
Elicio does not have the ability to conduct all aspects of its clinical trials itself and does not currently plan to independently conduct clinical trials. It uses third parties, such as CROs, to conduct, supervise, and monitor the AMPLIFY-201 trial and will rely upon such CROs, as well as medical institutions, investigators and consultants, to conduct this trial and any future clinical trials that it may conduct in accordance with its protocols and applicable laws and regulations. In addition, it occasionally uses third parties to conduct its nonclinical studies. Elicio’s CROs, investigators and other service providers play a significant role in the conduct of these trials and the subsequent collection and analysis of data from such trials.
Elicio’s service providers are not its employees and, except for remedies available to it under its agreements with such third parties, as a result it will have less control over the timing, quality and other aspects of such nonclinical studies and clinical trials than it would have if it were to conduct them on its own. If these third parties do not successfully carry out their contractual duties to Elicio, meet Elicio’s expected timelines or conduct its nonclinical studies or clinical trials in accordance with regulatory requirements or its stated protocols, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to Elicio’s protocols or applicable regulatory requirements or for other reasons, Elicio’s trials may need to be repeated, extended, delayed, or terminated. Further, Elicio may not be able to obtain, or may be delayed in obtaining, marketing approvals for its product candidates, it may fail or be delayed in its efforts to successfully commercialize its product candidates, if approved. Such failures may also subject Elicio or its third-party service providers to regulatory enforcement actions. As a result, Elicio’s results of operations and the commercial prospects for its product candidates could be harmed, its costs could increase and its ability to generate revenues could be delayed. To the extent it is unable to successfully identify and manage the performance of service providers in the future, its business may be materially and adversely affected. Elicio’s third-party service providers may also have relationships with other entities, some of which may be its competitors, for whom they may also be conducting trials or other therapeutic development activities that could harm its competitive position.
Agreements with third parties conducting or otherwise assisting with Elicio’s nonclinical studies or clinical trials might terminate for a variety of reasons, including a failure to perform by such parties. If any of its relationships with these third parties terminate, it may not be able to enter into arrangements with suitable alternative providers or do so on commercially reasonable terms. Switching or adding third parties involves additional cost and requires management time and focus. There is also a natural transition period when a new third party commences work. As a result, if Elicio needs to enter into alternative arrangements, it could delay its product development activities and adversely affect its business. Although it carefully manages its relationships with its third parties, there can be no assurance that it will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, financial condition and prospects, and results of operations.
Elicio’s reliance on third parties for development activities will reduce its control over these activities. Nevertheless, Elicio is responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and its reliance on third parties does not relieve it of its oversight and regulatory responsibilities. For example, it will remain responsible for ensuring that each of its trials is conducted in accordance with the general investigational plan and protocols for that trial. Elicio must also ensure that its nonclinical studies are conducted in accordance with good laboratory practice (GLP) requirements, as appropriate. Moreover, the FDA and comparable foreign regulatory authorities require it to comply with established good clinical practice (GCP) standards for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. In addition, Elicio’s clinical trials must be conducted with product candidates that were produced under cGMP conditions. Regulatory authorities enforce these requirements through periodic inspections of trial sponsors, clinical and nonclinical investigators, manufacturers, and trial sites. If Elicio or any of its third-party service providers fails to comply with applicable regulatory requirements, it or they may be subject to enforcement or other legal actions, the data generated in its trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require it to perform additional studies, which may significantly delay its clinical development plans and the regulatory approval process. Elicio cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that Elicio, its third-party service providers, or clinical trial sites is in substantial compliance with the applicable regulatory requirements.

In addition, Elicio will be required to report certain financial interests of its third-party investigators if these relationships exceed certain financial thresholds or meet other criteria. The FDA or comparable foreign regulatory authorities may question the integrity of the data from those clinical trials conducted by investigators who may have conflicts of interest. Elicio is also required to register certain clinical trials and post the results of certain completed clinical trials on a government-sponsored database, clinicaltrials.gov, within specified timeframes. Failure to do so can result in enforcement actions and adverse publicity.
Elicio relies on other third parties to store and distribute its product candidates for nonclinical studies and clinical trials that it conducts.
Elicio also relies on other third parties to store and distribute its product candidates for the nonclinical studies and clinical trials that it is conducting or plan to conduct. Any performance failure, or failure to comply with applicable regulations, on the part of its distributors could delay development, the regulatory approval process, or potential commercialization of its product candidates, producing additional losses and depriving it of potential product revenue.
Elicio may incur substantial product liability or indemnification claims relating to the clinical testing of its product candidates.
Elicio faces an inherent risk of product liability exposure related to the testing of its product candidates in human clinical trials, and claims could be brought against it if the use or misuse of one of its product candidates causes, or merely appears to have caused, personal injury or death. Elicio will face an even greater risk of product liability if it receives marketing approval for and commercialize any of its product candidates. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. Product liability claims might be brought against it by consumers, health care providers or others using, administering or selling its products.
Any claims against Elicio, regardless of their merit, could severely harm its financial condition, strain its management and other resources or destroy the prospects for commercialization of the product which is the subject of any such claim. For instance, product liability claims may result in:
•	loss of revenue from decreased demand for Elicio’s products and/or product candidates;
•	impairment of Elicio’s business reputation or financial stability;
•	incurred costs and time of related litigation;
•	substantial monetary awards to patients or other claimants, and loss of revenue;
•	diversion of management attention;
•	withdrawal of clinical trial participants and potential termination of clinical trial sites or entire clinical programs;
•	the inability to commercialize Elicio’s product candidates;
•	significant negative media attention;
•	decrease in Elicio’s stock price;
•	initiation of investigations, and enforcement actions by regulators; and/or
•	product recalls, withdrawals, revocation of approvals, or labeling, marketing or promotional restrictions.
In connection with Elicio’s development of a product candidate for COVID-19, because the product may be developed under an emergency declaration, it may be eligible for limited liability protection under the Public Readiness and Emergency Preparedness Act (PREP Act). The PREP Act provides limited immunity for manufacturers from claims for losses arising out of the administration or use of a “covered countermeasure.” However, the PREP Act does not provide complete immunity as injured persons may still bring a suit for “willful misconduct” under some circumstances. The PREP Act also does not provide immunity against federal enforcement actions or claims under federal law for equitable relief. “Covered countermeasures” include “qualified pandemic or epidemic products”, such as those for COVID-19. For these immunities to apply, the Secretary of the U.S. Department of

Health and Human Services (HHS) must issue a declaration of a public health emergency, as was done for COVID-19. To be covered by PREP Act immunity, activities and products must further meet the criteria set forth in the HHS declaration of immunity from liability, and the therapeutic must be authorized by the FDA, or authorized for investigational or emergency use for the applicable emergency. The federal government has continuously revised its PREP Act declaration and has provided multiple advisory opinions regarding its interpretation of the PREP Act declarations throughout the COVID-19 pandemic. Accordingly, interpretation of the scope of the PREP Act may change. Additionally, the PREP Act may not provide adequate coverage or immunity for all potential claims related to Elicio’s COVID-19 product candidate.
If Elicio cannot successfully defend itself against these claims, it will incur substantial liabilities or be required to limit development or commercialization of its products or product candidates. Although it maintains product liability and clinical trial insurance coverage, it may be inadequate to cover all liabilities that it may incur. Elicio anticipates that it will need to increase its insurance coverage as it continues clinical development of its product candidates and if it successfully commercializes any medicine. Insurance coverage is increasingly expensive. It may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.
Risks Related to Elicio’s Business, Industry and Future Commercialization
If any product candidate that Elicio successfully develops does not achieve broad market acceptance among physicians, patients, health care payors and the medical community, the revenues that it generates from their sales will be limited.
Even if Elicio’s product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, health care payors and the medical community. Market acceptance of its products by the medical community, patients, and third-party payors will depend on a number of factors, some of which are beyond its control, including:
•	the efficacy of Elicio’s products and the prevalence and severity of any adverse events;
•	any potential advantages or disadvantages when compared to alternative treatments;
•	interactions of Elicio’s products with other medicines patients are taking and any restrictions on the use of its products together with other medications;
•	the clinical indications for which the products are approved and the approved claims that Elicio may make for the products;
•	limitations or warnings contained in the product’s FDA-approved labeling, including potential limitations or warnings for such products that may be more restrictive than other competitive products;
•	changes in the standard of care for the targeted indications for such product candidates, which could reduce the marketing impact of any claims that Elicio could make following approval, if obtained;
•
the safety, efficacy, and other potential advantages over alternative treatments, such as relative convenience and ease of administration of such products, and the availability of alternative treatments already used or that may later be approved;

•	cost of treatment versus economic and clinical benefit in relation to alternative treatments or therapies;
•
the availability of formulary coverage and adequate coverage or reimbursement by third parties, such as insurance companies and other health care payors, and by U.S. and international government health care programs, including Medicaid and Medicare;

•	the price concessions required by third-party payors and government health care programs to obtain coverage and payment;
•	the extent and strength of Elicio’s marketing and distribution of such products;
•
distribution and use restrictions imposed by the FDA and equivalent foreign regulatory authorities with respect to such products or to which Elicio agrees, for instance, as part of a REMS or voluntary risk management plan;

•	the timing of market introduction of such products, as well as competitive products;

•	Elicio’s ability to offer such products for sale at competitive prices;
•	Elicio’s ability to offer programs to facilitate market acceptance and insurance coverage from public and private insurance companies, provide patient assistance, and transition patient coverage;
•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•	the extent and strength of Elicio’s third-party manufacturer and supplier support;
•	the approval of other new products, including biosimilar products that may be priced at a substantially lower price than Elicio expects to offer its product candidates for, if approved;
•	adverse publicity about the product or favorable publicity about competitive products;
•	the success of any efforts to educate the medical community and third-party payors regarding Elicio’s products, which efforts may require significant resources and may not be successful; and
•	potential product liability claims.
If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, health care payors and patients, Elicio may not generate sufficient revenue from these products and may not become or remain profitable.
If Elicio is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates it may develop, it may not be successful in commercializing those product candidates if and when they are approved.
Elicio does not have a sales or marketing infrastructure and it has limited experience in the sale, marketing, or distribution of pharmaceutical products. To achieve commercial success for any approved medicine for which it retains sales and marketing responsibilities, it must either develop a sales and marketing organization or outsource these functions to third parties. In the future, Elicio may choose to build a focused sales, marketing, and commercial support infrastructure to sell, or participate in sales activities with its collaborators for, some of its current and future product candidates if and when they are approved.
There are risks involved with both establishing and managing Elicio’s own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which Elicio recruits a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, Elicio would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and Elicio’s investment would be lost if it cannot retain or reposition its commercialization personnel.
Factors that may inhibit Elicio’s efforts to commercialize product candidates on its own include:
•	Elicio’s inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel;
•	the inability of sales personnel to obtain access to physicians to discuss Elicio’s products;
•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors, and to secure adequate coverage;
•
reduced realization on government sales from mandatory discounts, rebates and fees, and from price concessions to private health plans and pharmacy benefit managers necessitated by competition for access to managed formularies;

•	the clinical indications for which the products are approved and the claims that Elicio may make for the products, as well as any limitations on use or warnings;
•
the costs associated with training sales and marketing personnel on legal and regulatory compliance matters and monitoring their actions, and any liability for sales or marketing personnel who fail to comply with the applicable legal and regulatory requirements;

•	restricted or closed distribution channels that make it difficult to distribute Elicio’s products to different segments of the patient population;
•	the lack of complementary medicines to be offered by sales personnel, which may put Elicio at a competitive disadvantage relative to companies with more extensive product lines; and
•	unforeseen costs and expenses associated with creating an independent commercialization organization.
If Elicio enters into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, its product revenues or the profitability of these product revenues to it may be lower than if it were to market and sell any product it may develop itself. In addition, Elicio may not be successful in entering into arrangements with third parties to commercialize its products or may be unable to do so on terms that are favorable to it. Elicio may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market its products effectively. If Elicio does not establish commercialization capabilities successfully, either on its own or in collaboration with third parties, it will not be successful in commercializing any products it may develop.
Elicio faces significant competition in an environment of rapid technological change, and there is a possibility that its competitors may achieve regulatory approval before it or develop therapies that are safer or more advanced or effective than Elicio’s, which may harm its financial condition and its ability to successfully market or commercialize any product candidates it may develop.
The development and commercialization of new therapeutic biologics is highly competitive. Moreover, the immunotherapy field is characterized by rapidly changing technologies, significant competition, and a strong emphasis on intellectual property. Elicio will likely face competition with respect to any product candidates that it may seek to develop or commercialize in the future from numerous pharmaceutical and biotechnology organizations, as well as from academic institutions, government agencies and other public and private research organizations for its current and future product candidates. Elicio’s commercial success will be reduced or eliminated if its competitors develop products that are safer, more effective or less costly than Elicio’s.
A number of well-resourced pharmaceutical and biotechnology companies with established relationships with patient organizations are developing products to inhibit RAS mutated cancers. These products, as well as marketing campaigns by competitors and clinical trial results with competitive products, could significantly diminish Elicio’s ability to market and sell ELI-002 for RAS mutated cancers, if approved. For example, Amgen Inc., or Amgen, Mirati Therapeutics, Inc., or Mirati, and Revolution Medicines, Inc., among others, have developed small molecule therapies for the treatment of KRAS mutated cancer including G12C and other alleles. Other companies in the immunotherapy and cancer vaccine sector include BioNTech SE, Gilead Sciences Inc., Novartis International AG, Gritstone Oncology, Inc., Hookipa Pharma Inc., Targovax ASA, Moderna, Inc., Roche Holding Ltd./Genentech, Inc., Merck & Co., Inc., Bristol Myers Squibb Co., and AstraZeneca Plc. Closest in mechanism to ELI-002 is the Moderna mRNA-5671 cancer vaccine, which is currently in Phase 1 clinical development. While many of these programs are in preclinical stages or Phase 1 clinical trials, Amgen and Mirati have products that are approved by the FDA for the treatment of adult patients with KRAS G12C mutated locally advanced or metastatic non-small cell lung cancer (NSCLC), who have received at least one prior systemic therapy. Although ELI-002 is being evaluated as an earlier line of therapy (before metastatic disease can be observed on radiographs), it may compete with existing and new therapies that may be approved in the future.
Many of Elicio’s current or potential competitors, either alone or with their collaboration partners, may have significantly greater financial resources and expertise in research and development, manufacturing, nonclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than Elicio does. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of Elicio’s competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Elicio in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Elicio’s programs. Elicio’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize product candidates that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than the product candidates it may develop or that would render any of its product candidates obsolete or non-competitive. Elicio’s competitors also may obtain FDA or other regulatory approval for their product candidates more rapidly than it may obtain approval for its product candidates, which could result in its competitors establishing a strong market position before Elicio is able to enter the market.
Elicio’s commercial opportunity may also be reduced or limited if it or its partners are unable to scale up the manufacture of its product candidates to meet clinical or commercial requirements. ELI-002 is comprised of eight active pharmaceutical ingredients (APIs), with peptides and nucleotides with a lipid modification. The compositions Elicio seeks to develop may exhibit poor pharmaceutical properties, and formulation, purification and stable storage could be challenging.
In addition, Elicio could face litigation with respect to the validity and/or scope of patents relating to its competitors’ products. The availability of competitive products could limit the demand and the price it is able to charge for its products. Further, intellectual property protection for the amphiphile components of Elicio’s product candidates is dynamic and rapidly evolving. The scope of intellectual property protection for its AMP platform may be limited, and its commercial opportunity may be reduced or limited if its competitors are able to acquire or develop the same or similar technologies.
Corporate and academic collaborators may take actions to delay, prevent, or undermine the success of Elicio’s products.
Elicio’s operating and financial strategy for the development, clinical testing, manufacture, and commercialization of product candidates is heavily dependent on Elicio’s entering into collaborations with corporations, academic institutions, licensors, licensees, and other parties and it may not be successful in establishing such collaborations. Some of its existing collaborations are, and future collaborations may be, terminable at the sole discretion of the collaborator. Replacement collaborators might not be available on attractive terms, or at all. The activities of any collaborator will not be within Elicio’s control and may not be within its power to influence. Any collaborators may not perform their obligations to Elicio’s satisfaction, or at all, it may not derive any revenue or profits from such collaborations, and any collaborators may ultimately compete with it. If any collaboration is not pursued, Elicio may require substantially greater capital to undertake development and marketing of its proposed products and may not be able to develop and market such products effectively, if at all. In addition, a lack of development and marketing collaborations may lead to significant delays in introducing proposed products into certain markets and/or reduced sales of proposed products in such markets.
Data provided by collaborators and others upon which Elicio relies that has not been independently verified could turn out to be false, misleading, or incomplete.
Elicio relies on third-party vendors, scientists and collaborators to provide it with significant data and other information related to its projects, clinical trials and its business. If such third parties provide inaccurate, misleading or incomplete data, Elicio’s business, prospects and results of operations could be materially adversely affected.
Even if Elicio is able to commercialize any product candidates, such products may become subject to unfavorable pricing regulations, reimbursement practices, or health care reform initiatives, which would harm its business.
The regulations that govern pricing, and reimbursement for new medicines vary widely from country to country, and current and future legislation may change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Outside the United States, some countries require approval of the sale price of a medicine before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Elicio might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay or might even prevent its commercial launch of the product candidate, possibly for lengthy time periods, and negatively impact the revenues it is able to generate from the sale of the product candidate in that country. Adverse pricing limitations may hinder its ability to recoup its investment in one or more product candidates it may develop, even if any such product candidates obtain marketing approval.
Elicio’s ability to commercialize any product candidates successfully also will depend in part on the extent to which reimbursement for these product candidates and related treatments will be available from government authorities or health care programs, private health plans, and other organizations. Even if Elicio succeeds in bringing one or more products to the market, these products may not be considered medically necessary and/or cost-effective, and the amount reimbursed for any products may be insufficient to allow it to sell its products on a competitive basis. At this time, Elicio is unable to determine their cost effectiveness or the likely level or method of reimbursement for its product candidates. Government authorities and third-party payors, such as private health plans, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. health care industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are challenging the prices charged for medical products and requiring that biopharmaceutical companies provide them with predetermined discounts from list prices. Novel medical products, if covered at all, may be subject to enhanced utilization management controls designed to ensure that the products are used only when medically necessary. Such utilization management controls may discourage the prescription or use of a medical product by increasing the administrative burden associated with its prescription or creating coverage uncertainties for prescribers and patients. Elicio cannot be sure that reimbursement will be available for any product candidate that it commercializes and, if reimbursement is available, that the level of reimbursement will be adequate. Reimbursement may impact the demand for, or the price of, any product candidate for which it obtains marketing approval. If reimbursement is not available or is available only to limited levels, it may not be able to successfully commercialize any product candidate for which it obtains marketing approval.
Elicio currently expects that any drugs it develops may need to be administered under the supervision of a physician on an outpatient basis. Under currently applicable U.S. law, certain therapeutic products that are not usually self-administered (such as most injectable drugs and biologics) may be eligible for coverage under the Medicare Part B program if:
•	they are incident to a physician’s services;
•	they are reasonable and necessary for the diagnosis or treatment of the illness or injury for which they are administered according to accepted standards of medical practice; and
•	they have been approved by the FDA and meet other requirements of the statute.
There may be significant delays in obtaining reimbursement for newly approved product candidates, and coverage may be more limited than the purposes for which the product candidate is approved by the FDA or other regulatory authorities. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to pay all or part of the costs associated with their prescription medications. Patients are unlikely to use Elicio’s products unless coverage is provided and payment is adequate to cover all or a significant portion of the cost of its products. Therefore, coverage and adequate payment is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Moreover, eligibility for reimbursement does not imply that any product candidate will be paid for in all cases or at a rate that covers Elicio’s costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new product candidates, if applicable, may also not be sufficient to cover Elicio’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the product candidate and reimbursement in the clinical setting in which it is used may be based on reimbursement levels already set for lower cost therapies or medicines and may be incorporated into existing payments for other services. Net prices for product candidates may be reduced by mandatory discounts or rebates required by government health care programs or private payors and by any future relaxation of laws that presently restrict imports of medicines from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates. However, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require Elicio to provide scientific and clinical support for the use of its products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Elicio’s inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved product candidates it may develop could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize medicines, and its overall financial condition.

Elicio believes that the efforts of governments and third-party payors to contain or reduce the cost of health care and legislative and regulatory proposals to broaden the availability of health care will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. A number of legislative and regulatory changes in the health care system in the United States and other major health care markets have been proposed and/or adopted in recent years, and such efforts have expanded substantially in recent years.
In particular, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act(ACA) was signed into law. This legislation changed the system of health care insurance and benefits and was intended to broaden access to health care coverage, enhance remedies against fraud and abuse, add transparency requirements for the health care and health insurance industries, impose taxes and fees on the health care industry, impose health policy reforms, and control costs. This law also contains provisions that would affect companies in the pharmaceutical industry and other health care related industries by imposing additional costs and changes to business practices. Since its enactment, there have been judicial and congressional challenges to certain aspects of the ACA. The uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of Elicio’s customers, which may in turn negatively impact its product sales. Elicio continues to evaluate the effect that the ACA has or any potential changes to the ACA could have on its business. Additional federal and state legislative and regulatory developments are likely, and Elicio expects ongoing initiatives in the United States to increase pressure on drug and biologic pricing and reimbursement. Such reforms could have an adverse effect on anticipated revenues from product candidates that Elicio may successfully develop and for which it may obtain regulatory approval and may affect its overall financial condition and ability to develop product candidates.
If the market opportunities for any of Elicio’s product candidates are smaller than it believes they are, its potential revenues may be adversely affected, and its business may suffer.
Elicio focuses certain research and product development pipelines and its product candidates on lymph node-directed immunotherapies for cancer and infectious diseases. ELI-002 is a KRAS therapeutic vaccine in clinical development for the potential treatment of several cancer types with KRAS mutations. ELI-002 targets six position 12 and one position 13 KRAS mutations, representing approximately 25% of tumors. The AMPLIFY-201 trial focuses on pancreatic cancer and colorectal cancer.
While Elicio believes that the cancer types to be included in its early-stage clinical trials have a large KRAS mutation positive patient population in the United States, its understanding of both the number of patients who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with its product candidates, is based on estimates. These estimates may prove to be incorrect and new studies may reduce the estimated incidence or prevalence of these diseases. By example, because some of the cancer indications that Elicio is targeting are rare, certain estimates are based upon studies with small patient populations. Moreover, because Elicio’s product candidates, such as ELI-002 target specific positions on a mutation, not all patients with the mutation will be treatment candidates. As a result, the number of patients in the United States may turn out to be lower than expected, may not be otherwise eligible for treatment with ELI-002, or patients may become increasingly difficult to identify and access for clinical trials, all of which could adversely affect Elicio’s business, financial condition, results of operations and prospects.
If Elicio or any CMOs and suppliers it engages fail to comply with environmental, health, and safety laws and regulations, Elicio could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.
Elicio and any CMOs and suppliers it engages are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. Elicio’s operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Elicio’s operations also produce hazardous waste. Elicio generally contracts with third parties for the disposal of these materials and wastes. Elicio cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from its use of hazardous materials, it could be held liable for any resulting damages, and any liability could exceed its resources. Under certain environmental laws, Elicio could be held responsible for costs relating to any contamination at its current or past facilities and at third-party facilities. It also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair Elicio’s research and product development efforts. In addition, Elicio cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although it maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Elicio does not carry specific biological or hazardous waste insurance coverage, and its property, casualty, and general liability insurance policies (under which it currently has an aggregate of approximately $5.0 million in coverage) specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, Elicio could be held liable for damages or be penalized with fines in an amount exceeding its resources, and its clinical trials or regulatory approvals could be suspended, which could have a material adverse effect on its business, financial condition, results of operations, and prospects.
In addition, Elicio may incur substantial costs in order to comply with current or future environmental, health, and safety laws, regulations, and permitting requirements. These current or future laws, regulations, and permitting requirements may impair its research, development, or production efforts. Failure to comply with these laws, regulations, and permitting requirements also may result in substantial fines, penalties, or other sanctions or business disruptions, which could have a material adverse effect on its business, financial condition, results of operations, and prospects.
Any CMOs and suppliers Elicio engages will also be subject to these and other environmental, health, and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or an interruption in operations, which could have a material adverse effect on its business, financial condition, results of operations, and prospects.
Elicio’s technologies are novel, and any product candidates it develops may be complex and difficult to manufacture on a clinical or commercial scale. Elicio could experience delays in satisfying regulatory authorities or production problems that result in delays in its development or commercialization programs, limit the supply of its product candidates it may develop, or otherwise harm its business.
Elicio’s AMP platform is novel, and the manufacture of products on the basis of its platform is untested at a large scale. Any current and future product candidates will likely require processing steps that are more complex than those required for most chemical pharmaceuticals. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims, insufficient inventory, or potentially delay progression of its regulatory filings. Even if Elicio successfully develops product candidates, it may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA or other comparable applicable foreign standards or specifications with consistent and acceptable production yields and costs. If Elicio or its contract manufacturers are unable to scale its manufacturing at the same levels of quality and efficiency, it may not be able to supply the required number of doses for its current or planned clinical trials or for commercial supply, if any of its product candidates receives regulatory approval, and its business could be harmed.
As product candidates proceed through nonclinical studies to clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are tested and then altered along the way in an effort to optimize processes and results. Elicio plans to transform its current version of ELI-002, with two peptides (ELI-002-2P), to a future version of ELI-002, with seven peptides (ELI-002-7P), as part of its product development activities subject to receipt of additional funding following the Merger. Any such changes could cause any product candidates it may develop to perform differently and affect the results of clinical trials conducted with the materials manufactured using altered processes. Such changes may also require a new investigational new drug application (IND) to be filed for ELI-002-7P, additional testing, FDA notification, and FDA authorization. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Elicio’s product candidates and jeopardize its ability to commence sales and generate revenue. For instance, the FDA may require that Elicio conducts a comparability study that evaluates the potential differences in the product candidate resulting from the change. Delays in designing and completing such a study to the satisfaction of the FDA could delay or preclude Elicio’s development and commercialization plans, and the regulatory approval of its product candidates. Any of the foregoing could limit Elicio’s future revenues and growth. Any changes would also require that it devotes time and resources to manufacturing development and would also likely require additional testing and regulatory actions on its part, which may delay the development of its product candidates.
In addition, the FDA and other regulatory authorities may require Elicio to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, a regulatory authority may require that Elicio does not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability of encapsulation, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause Elicio to delay clinical trials or product launches, which could be costly to it and otherwise harm its business, financial condition, results of operations, and prospects.
Elicio also may encounter problems hiring and retaining the experienced scientific, quality control, and manufacturing personnel needed to manage its manufacturing process, which could result in delays in its production or difficulties in maintaining compliance with applicable regulatory requirements.
The manufacture of biopharmaceutical products is complex and requires significant expertise, including the development of advanced manufacturing techniques and process controls. For example, given the aseptic controls required for the manufacture of Elicio’s product candidates, if contaminants are discovered in Elicio’s supply of product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Any such contamination could materially harm its ability to produce product candidates on schedule and could delay its development programs and results of operations and cause reputational damage. Elicio cannot assure that any such issues relating to the manufacture of ELI-002 or any other product candidate will not occur in the future or that significant delays would not occur as a result of any such issue.
ELI-002 drug substances and drug products are supplied by multiple manufacturers at present. Any problems in Elicio’s manufacturing process or the facilities with which it contracts to make, store or ship its product candidates or any problems caused by it, its vendors or other factors not in its control could result in the loss of usable product or prevent or delay the delivery of product candidates to patients in its clinical trials, including the AMPLIFY-201 trial. Any such loss or delay could materially delay Elicio’s development timelines and harm its business, financial condition and results of operations. Such losses or delays could also make it a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit its access to additional attractive development programs. Problems with third-party manufacturing processes or facilities also could restrict Elicio’s ability to ensure sufficient clinical material for any clinical trials it may be conducting or is planning to conduct and meet market demand for any product candidates it may develop, obtain regulatory approval for, and commercialize.
This Merger may limit Elicio’s ability to use some or all of its net operating loss carryforwards in the future.
The ultimate realization of Elicio’s deferred income tax assets is dependent upon generating future taxable income. It has recorded a full valuation allowance against its deferred income tax assets. The valuation allowance may fluctuate as conditions change. Elicio’s ability to utilize net operating loss carryforwards to offset its future taxable income and/or to recover previously paid taxes would be limited if it were to undergo an “ownership change” within the meaning of Section 382 of the Code. In general, an “ownership change” occurs whenever the percentage of the stock of a corporation owned by “5-percent stockholders” (within the meaning of Section 382 of the Code) increases by more than 50 percentage points over the lowest percentage of the stock of such corporation owned by such “5-percent stockholders” at any time over the testing period. An ownership change under Section 382 of the Code would establish an annual limitation to the amount of NOLs Elicio could utilize to offset its taxable income in any single year. The application of these limitations might prevent full utilization of the deferred tax assets attributable to its net operating loss carryforwards.
Elicio has not yet formally determined the amount of the cumulative change in its ownership resulting from this Merger or other transactions, or any resulting limitations on its ability to utilize its NOL carryforwards and other tax attributes. As a result, if Elicio earns net taxable income, its ability to use its pre-change net operating loss carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to it. If an ownership change occurs and Elicio’s ability to use its net operating loss carryforwards is materially limited, it could harm Elicio’s future operating results by effectively increasing its future tax obligations.

Elicio’s insurance policies are expensive and protect it only from some business risks, which will leave it exposed to significant uninsured liabilities.
Elicio carries insurance for most categories of risk that its business may encounter; however, it may not have adequate levels of coverage. Elicio currently maintains general liability, property, workers’ compensation, products liability and directors’ and officers’ insurance, along with an umbrella policy. It may not be able to maintain existing insurance at current or adequate levels of coverage. Any significant uninsured liability may require it to pay substantial amounts, which would adversely affect its cash position and results of operations.
Risks Related to Elicio’s Intellectual Property
Elicio’s success will depend upon intellectual property and proprietary technologies, and it may be unable to protect its intellectual property.
Elicio’s success will depend, in large part, on obtaining and maintaining patent protection and trade secret protection for its product candidates and their formulations and uses, as well as successfully defending these patents against third-party challenges. If Elicio or its licensors fail to appropriately prosecute and maintain patent protection for its product candidates, its ability to develop and commercialize these product candidates may be adversely affected and it may not be able to prevent competitors from making, using and selling competing products. This failure to properly protect the intellectual property rights relating to these product candidates could have a material adverse effect on Elicio’s financial condition and results of operations.
Elicio has sought patent protection in the United States and internationally related to the AMP platform technology as well as the mKRAS and universal adjuvant programs. However, Elicio does not own any issued patents covering clinical product candidates and the patent portfolio owned by Elicio currently comprises only pending applications. The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that Elicio or its partners will be successful in protecting its product candidates by obtaining and defending patents. These risks and uncertainties include the following:
•	pending patent applications may not result in any patents being issued;
•
patents that may be issued or in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable, or otherwise may not provide barriers to entry or any competitive advantage;

•
because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before a potential product can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, reducing or eliminating any advantage of the patent;

•
Elicio’s competitors, many of which have substantially greater resources than it or its partners do, and many of which have made significant investments in competing technologies, may seek, or may already have sought or obtained, patents that will limit, interfere with, or eliminate Elicio’s ability to make, use, and sell its potential products;

•
there may be significant pressure on the U.S. government and other international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful as a matter of public policy regarding worldwide health concerns;

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countries other than the United States may have patent laws less favorable to patentees than those upheld by United States courts, allowing foreign competitors a better opportunity to create, develop, and market competing products; and

•	Elicio may be involved in lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time-consuming and unsuccessful.
In addition to patents, Elicio also relies on trade secrets and proprietary know-how. Although it has taken steps to protect its trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or come upon this same or similar information independently. Elicio may become subject to claims that it or consultants, advisors or independent contractors that it may engage to assist it in developing its product candidates have wrongfully or inadvertently disclosed to it or used trade secrets or other proprietary information of their former employers or their other clients.

Elicio may be forced to litigate to enforce or defend its intellectual property rights, and/or the intellectual property rights of its licensors.
Elicio may be forced to litigate to enforce or defend its intellectual property rights against infringement by competitors, and to protect its trade secrets against unauthorized use. In so doing, it may place its intellectual property at risk of being invalidated, rendered unenforceable, or limited or narrowed in scope such that it may no longer be used to adequately prevent the manufacture and sale of competitive product. Further, an adverse result in any litigation or other proceedings before government agencies such as the United States Patent and Trademark Office (USPTO), may place pending applications at risk of non-issuance. Further, interference proceedings, derivation proceedings, entitlement proceedings, ex parte reexamination, inter partes reexamination, inter partes review, post-grant review, and opposition proceedings provoked by third parties or brought by the USPTO or any foreign patent authority may be used to challenge the inventorship, ownership, claim scope, or validity of Elicio’s patent applications. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Elicio’s confidential and proprietary information or trade secrets could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Elicio’s common stock. Such litigation or proceedings could substantially increase Elicio’s operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. Elicio may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of Elicio’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than it can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Elicio’s ability to compete in the marketplace.
Elicio has rights in some intellectual property that has been discovered through government funded programs and thus is subject to federal regulations such as “march-in” rights, certain reporting requirements, and a preference for U.S. industry.
Elicio has rights in some intellectual property that has been discovered through government funded programs and thus is subject to federal regulations such as “march-in” rights, certain reporting requirements, and a preference for U.S. industry. Compliance with such regulations may limit its exclusive rights, subject Elicio to expenditure of resources with respect to reporting requirements, and limit its ability to contract with non-U.S. manufacturers. Some of the intellectual property rights in-licensed to Elicio have been generated through the use of U.S. government funding and are therefore subject to certain federal regulations. For example, all of the intellectual property rights licensed to it under its license agreement with the Massachusetts Institute of Technology (MIT) have been generated using U.S. government funds. As a result, the U.S. government has certain rights to intellectual property embodied in Elicio’s current or future products pursuant to the Bayh-Dole Act of 1980. These U.S. government rights in certain inventions developed under government-funded programs include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require Elicio to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if the government determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if Elicio fails, or the applicable licensor fails, to disclose the invention to the government, elect title, and file an application to register the intellectual property within specified time limits. In addition, the U.S. government may acquire title to these inventions in any country in which a patent application is not filed within specified time limits. Intellectual property generated under government funded programs is also subject to certain reporting requirements, compliance with which may require Elicio, or the applicable licensor, to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the U.S. This requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that, under the circumstances, domestic manufacture is not commercially feasible. This preference for U.S. manufacturing may limit Elicio’s ability to license the applicable patent rights on an exclusive basis under certain circumstances.

If Elicio enters into future arrangements involving government funding, and it makes inventions as a result of such funding, its intellectual property rights to such discoveries may be subject to the applicable provisions of the Bayh-Dole Act. To the extent any of its current or future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply. Any exercise by the government of certain of its rights could harm Elicio’s competitive position, business, financial condition, results of operations and prospects.
Elicio is substantially dependent on patents it licenses from MIT, and if such licensed patent rights lack legal effect or if a dispute arises under such license agreement and its licensed rights are narrowed or this license is terminated, that could cause significant impairment to its ability to develop and commercialize certain of its product candidates.
Elicio’s business is substantially dependent upon technology licensed from MIT. Pursuant to Elicio’s license agreement with MIT, it was granted an exclusive, worldwide license, including the right to sublicense, under patents and patent applications owned by MIT related to the “Amphiphile” technology for the diagnosis, treatment or prevention of diseases. The patent rights licensed from MIT cover products in development by Elicio for all of its current lead programs in tumor indications where mutant KRAS, rearranged ALK, or expression of human papillomavirus proteins are a driver of disease, as well as programs using CpG as an adjuvant for immune activation. Therefore, Elicio’s ability to develop and commercialize several of its product candidates, including ELI-002 and ELI-004, is substantially dependent on the legal effectiveness of the MIT patent rights licensed under this agreement and continuation of this agreement. MIT has the right to control the preparation, filing and prosecution of the patent applications, and to maintain the patents, covering the patent rights Elicio licensed from MIT under this license agreement. Therefore, Elicio cannot be certain that these patents and patent applications will be prosecuted, maintained and enforced in a manner consistent with the best interests of Elicio’s business. If MIT fails to maintain such patents, or loses rights to those patents or patent applications, the rights Elicio has licensed may be reduced or eliminated and its right to develop and commercialize any of its products that are the subject of such licensed patent rights could be adversely affected, and it may not be able to prevent competitors from making, using or selling competing products. MIT also has the right to control defense of any claims asserting the invalidity of these licensed patent rights and, even if Elicio is permitted to pursue such defense, it cannot ensure the cooperation of MIT. Elicio cannot be certain that MIT will allocate sufficient resources or prioritize their or Elicio’s enforcement of such patent rights or their defense of such claims to protect Elicio’s interests in the licensed patent rights. Even if Elicio is not a party to these legal actions, an adverse outcome could harm its business because it might prevent Elicio from continuing to license intellectual property that it may need to operate its business. In addition, although Elicio has the right to control enforcement of the licensed patents, it may be adversely affected or prejudiced by actions or inactions of MIT and their counsel that took place prior to or after Elicio’s assuming control.
The license agreement with MIT is complex, and certain provisions in this license agreement may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow or eliminate what Elicio believes to be the scope of its rights to the licensed patent rights or increase what it believes to be its financial or other obligations under the license agreement, either of which could have a material adverse effect on its business, financial condition, results of operations and prospects.
If Elicio or its partners are sued for infringing on the intellectual property rights of third parties, it could be costly and time-consuming, and an unfavorable outcome in any such litigation could have a material adverse effect on its business.
Elicio’s success also depends upon its ability and the ability of any of its future collaborators to develop, manufacture, market and sell its product candidates without infringing on the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Elicio is developing products, some of which may be directed at claims that overlap with the subject matter of its intellectual property. Because patent applications can take many years to issue, there may be currently pending applications, unknown to Elicio, which may later result in issued patents that its product candidates or proprietary technologies may infringe upon. Similarly, there may be issued patents relevant to Elicio’s product candidates of which it is not aware.
In addition, third parties may sue Elicio for infringing on their patents. Even if Elicio is successful in defending any claims of infringement, the defense of such claims may be costly and present a time-consuming distraction. In the event of a successful claim of infringement against Elicio, it may be required to:

•	pay substantial damages;
•	stop using its technologies and methods;
•	stop certain research and development efforts;
•	develop non-infringing products or methods; and/or
•	obtain one or more licenses from third parties.
If required, Elicio cannot assure you that it will be able to obtain such licenses on acceptable terms, or at all. If it is sued for infringement, it could encounter substantial delays in the development, manufacture and commercialization of its product candidates. Any litigation, whether to enforce its patent rights or to defend against allegations that it infringed on third-party rights, could be costly, time-consuming, and may distract management from other important tasks.
As is commonplace in the biotechnology and pharmaceutical industry, Elicio employs individuals who were previously employed at other biotechnology or pharmaceutical companies, including its competitors or potential competitors. To the extent Elicio’s employees are involved in research endeavors which are similar to those which they were involved in at their former employers, it may be subject to claims that such employees and/or it has inadvertently or otherwise used or disclosed the alleged trade secrets or other proprietary information of such former employers. Litigation may be necessary to defend against such claims, which could result in substantial costs, be a distraction to management and ultimately have a material adverse effect on Elicio, even if it is successful in defending such claims.
The biotechnology and pharmaceutical industries have experienced substantial litigation and other proceedings concerning intellectual property rights, and third parties may initiate legal proceedings alleging that Elicio is infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which could be uncertain and may prevent, delay or otherwise interfere with Elicio’s product discovery and development efforts.
Elicio’s commercial success depends upon its ability and the ability of its collaborators and licensors to develop, manufacture, market, and sell ELI-002, ELI-004 and other Amphiphile immunotherapies. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Elicio may be subject to and may in the future become party to, or threatened with, adversarial proceedings or litigation concerning intellectual property rights with respect to its Amphiphile platform and any product candidates it may develop, including interference proceedings, post-grant review, inter partes review, and derivation proceedings before the USPTO and similar proceedings in foreign jurisdictions such as oppositions before the European Patent Office (EPO). Numerous U.S. and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which Elicio is developing its product candidates and infringement claims may be asserted against it or its partners based on existing patents or patents that may be granted in the future, regardless of their merit.
As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that Elicio’s AMP platform and product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including Elicio, which patents cover various types of therapies, products or their methods of use or manufacture. As with many technology-based products, there may be third-party patent applications that, if issued, may be construed to cover components of Elicio’s AMP platform and product candidates. There may also be third-party patents of which Elicio is currently unaware with claims to its technologies, compositions, methods of manufacture or methods of use.
Because of the large number of patents issued and patent applications filed in Elicio’s fields, third parties may allege they have patent rights encompassing its product candidates, technologies or methods. Third parties may assert that Elicio is employing their proprietary technology without authorization and may file patent infringement claims or lawsuits against it, and if it is found to be infringing on any such third-party patents, it may be required to pay damages, cease commercialization of the infringing technology, or obtain a license from such third party, which may not be available on commercially reasonable terms or at all.

Elicio’s ability to commercialize its product candidates in the United States and abroad may be adversely affected if it cannot successfully defend infringement claims, or obtain a license on commercially reasonable terms to relevant third-party patents that cover its product candidates. Even if Elicio believes third-party intellectual property claims are without merit, there can be no assurance that a court would find in its favor on questions of infringement, validity, enforceability, or priority. A court of competent jurisdiction could hold that these third-party patents are valid and enforceable and have been infringed upon, which could materially and adversely affect Elicio’s ability to commercialize ELI-002 or any other product candidates and any other product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, Elicio would need to overcome a presumption of validity. As this burden is a high one requiring Elicio to present clear and convincing evidence as to the invalidity of any such U.S. patent claims, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If Elicio is found to be infringing on a third party’s intellectual property rights, and it is unsuccessful in demonstrating that any such patents are invalid or unenforceable, it could be required to obtain a license from such third party to continue developing, manufacturing, and marketing ELI-002 or any other product candidates and its technologies. However, Elicio may not be able to obtain any required license on commercially reasonable terms or at all. Even if Elicio were able to obtain such a license, it could be non-exclusive, thereby giving its competitors and other third parties access to the same technologies licensed to it, and it could require Elicio to make substantial licensing and royalty payments. If Elicio is unable to obtain a necessary license to a third-party patent on commercially reasonable terms, it may be unable to commercialize its AMP platform or product candidates or such commercialization efforts may be significantly delayed, which could in turn significantly harm its business. Elicio also could be forced, including by court order, to cease developing, manufacturing, and commercializing the infringing technology or product candidates. In addition, Elicio could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if it is found to have willfully infringed on a patent or other intellectual property right. Claims that it has misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on its business, financial condition, results of operations, and prospects.
The defense of third-party claims of infringement, misappropriation, or violation of intellectual property rights often involves substantial litigation expense and could be a substantial diversion of management and employee time and resources from Elicio’s business. Some third parties may be able to sustain the costs of complex patent litigation more effectively than Elicio can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Elicio’s ability to raise the funds necessary to continue its operations or could otherwise have a material adverse effect on its business, financial condition, results of operations and prospects. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, this could have a substantial adverse effect on the price of its common stock.
Obtaining and maintaining Elicio’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications are due to be paid to the USPTO and foreign patent agencies outside of the United States over the lifetime of Elicio’s owned or licensed patents and applications. For its in-licensed patents and patent applications, Elicio generally relies on its licensors to pay these fees due to U.S. and non-U.S. patent agencies; however, it reimburses MIT for these fees as required by its license agreement with MIT. For Elicio’s owned patent applications, it relies on its outside patent counsel in the United States and foreign countries to monitor these deadlines and to pay these fees when so instructed.
The USPTO and foreign patent agencies require compliance with several procedural, documentary, fee payment, and other similar provisions, such as the requirement to disclose known prior art, during the patent application process. Elicio depends on its licensors to take the necessary action to comply with these requirements with respect to its licensed intellectual property, and for its owned patent applications, it engages counsel and other professionals to help it comply with these requirements. While certain inadvertent lapses can be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in a partial or complete loss of patent rights in the relevant jurisdiction. Were a non-compliance event to occur, Elicio’s competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on its business, financial condition, results of operations, and prospects.

Changes in patent law in the United States and in non-U.S. jurisdictions could diminish the value of patents in general, thereby impairing Elicio’s ability to protect its technologies and product candidates.
As is the case with other biotech and pharmaceutical companies, Elicio’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and are therefore costly, time-consuming and inherently uncertain.
Changes in either the patent laws or interpretation of the patent laws could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of Elicio’s issued patents. For example, in March 2013, under the Leahy-Smith America Invents Act (America Invents Act) the United States transitioned from a “first to invent” to a “first-to-file” patent system. Under a “first-to-file” system, assuming that other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on an invention regardless of whether another inventor had made the invention earlier. A third party that filed a patent application in the USPTO after March 2013, but before Elicio could therefore be awarded a patent covering an invention of Elicio’s even if Elicio had made the invention before it was made by such third party. This requires Elicio to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, Elicio cannot be certain that it or its licensors were the first to either file any patent application related to its technologies or product candidates or invent any of the inventions claimed in its or its licensor’s patents or patent applications. The America Invents Act also includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted, allowing third-party submission of prior art and establishing a new post-grant review system, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use USPTO procedures to invalidate Elicio’s patent claims that would not have been invalidated if first challenged by the third party in a district court action. The ultimate impact of these changes is currently unclear as the USPTO continues to promulgate new regulations and procedures in connection with the America Invents Act, and many of the substantive changes to patent law, including the “first-to-file” provisions, only became effective in March 2013. In addition, the courts have yet to address many of these provisions and the applicability of the America Invents Act and new regulations to the specific patents discussed in this filing has not been determined and would need to be reviewed. Collectively, these changes could increase the uncertainties and costs surrounding the prosecution of Elicio’s patent applications and the enforcement or defense of its issued patents.
In addition, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Elicio’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken Elicio’s ability to obtain new patents or to enforce its existing patents and patents that it might obtain in the future.
Patent terms may be inadequate to protect Elicio’s competitive position on its product candidates for an adequate amount of time.
Patents have a limited lifespan. The terms of individual patents depend upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest non-provisional filing date in the applicable country. However, the actual protection afforded by a patent varies from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. Various extensions including patent term extension (PTE) and patent term adjustment (PTA) may be available, but the lives of such extensions, and the protections they afford, are limited. Even if patents covering Elicio’s product candidates are obtained, once the patent life has expired, Elicio may be open to competition from competitive products, including biosimilars and generics. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting Elicio’s product candidates might expire before or shortly after Elicio or its partners commercialize those candidates. As a result, Elicio’s owned and licensed patent portfolio may not provide Elicio with sufficient rights to exclude others from commercializing products similar or identical to Elicio’s.
If Elicio is unable to protect the confidentiality of its trade secrets, its business and competitive position could be harmed.
In addition to seeking patents for its technologies and product candidates, Elicio also relies on trade secret protection, as well as confidentiality agreements, non-disclosure agreements and invention assignment agreements with its employees, consultants and third parties, to protect its know-how and other confidential and proprietary information, especially where it does not believe patent protection is appropriate or obtainable.
It is Elicio’s policy to require its employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties to execute confidentiality agreements upon the commencement of employment or consulting relationships with it. These agreements generally provide that all confidential information concerning Elicio’s business or financial affairs developed by or made known to an individual or entity during the course of that party’s relationship with Elicio is to be kept confidential and not disclosed to third parties, except in certain specified circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and that are related to Elicio’s current or planned business or research and development or made during normal working hours, on Elicio’s premises or using Elicio’s equipment or proprietary information, are Elicio’s exclusive property. In the case of consultants and other third-party service providers, the agreements provide Elicio with certain rights to all inventions arising from the services provided to it by those individuals or entities. However, Elicio cannot guarantee that it has entered into such agreements with each party that may have or have had access to its trade secrets or proprietary technologies and processes. Additionally, the assignment of intellectual property rights may not be self-executing, or assignment agreements may be breached, and Elicio may be forced to bring claims against third parties, or defend claims that they may bring against it, to determine the ownership of what Elicio regards as its intellectual property. Elicio may not be able to obtain adequate remedies for any breaches of such agreements. Ultimately, enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable.
In addition to contractual measures, Elicio tries to protect the confidential nature of its proprietary information through other appropriate precautions, such as physical and technological security measures. However, trade secrets and know-how can be difficult to protect. These measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for Elicio’s proprietary information. Elicio’s security measures may not prevent an employee or consultant from misappropriating its trade secrets and providing them to a competitor, and any recourse it might take against this type of misconduct may not provide an adequate remedy to protect its interests fully. In addition, Elicio’s trade secrets may be independently developed by others in a manner that could prevent it from receiving legal recourse. If any of Elicio’s confidential or proprietary information, such as its trade secrets, were to be disclosed or misappropriated, or if any of that information was independently developed by a competitor, its competitive position could be harmed.
In addition, courts inside and outside the United States are sometimes less willing or unwilling to protect trade secrets. If Elicio chooses to go to court to stop a third party from using any of Elicio’s trade secrets, it may incur substantial costs. Even if Elicio is successful, these types of lawsuits may consume significant amounts of its time and other resources. Any of the foregoing could have a material adverse effect on its business, financial condition, results of operations and prospects.
Third parties may assert that Elicio’s employees, consultants, or advisors have wrongfully used or disclosed confidential information or misappropriated trade secrets.
As is common in the biotechnology and pharmaceutical industries, Elicio employs individuals that are currently or were previously employed at universities, research institutions or other biotechnology or pharmaceutical companies, including Elicio’s competitors or potential competitors. Although Elicio tries to ensure that its employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for it, Elicio may be subject to claims that it or these individuals have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Elicio may then be involved in litigation proceedings to defend against these claims. If it fails in defending against any such claims, in addition to potentially paying monetary damages, it may lose valuable intellectual property rights or personnel. Even if it is successful in defending against such claims, litigation could result in substantial costs and distract its technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of Elicio’s common stock. Ultimately, any such litigation could substantially increase Elicio’s operating losses and reduce its resources available for development activities, and it may not have sufficient financial or other resources to adequately engage in such litigation. For example, some of Elicio’s competitors may be able to sustain the costs of such litigation more effectively than it can because of their substantially greater financial resources. In any case, uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect Elicio’s ability to compete in the marketplace.
Any trademarks Elicio may obtain may be infringed or successfully challenged, resulting in harm to its business.
Elicio expects to rely on trademarks as one means to distinguish any of its product candidates that are approved for marketing from the products of its competitors. However, Elicio’s trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Elicio may not be able to protect its rights to these trademarks and trade names, which it needs to build name recognition among potential partners or customers in its markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to Elicio’s, thereby impeding its ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Elicio’s registered or unregistered trademarks or trade names. Over the long term, if Elicio is unable to establish name recognition based on its trademarks and trade names, then it may not be able to compete effectively and its business may be adversely affected. Elicio’s efforts to enforce or protect its proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversions of resources and could adversely affect Elicio’s business, financial condition, results of operations and growth prospects.
In addition, any proprietary name Elicio proposes to use with any product candidate in the United States must be approved by the FDA, regardless of whether it have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any of Elicio’s proposed proprietary product names, Elicio may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties, and be acceptable to the FDA.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by Elicio’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Elicio’s business or permit it to maintain its competitive advantage. For example:
•	any of Elicio’s current and future product candidates, if approved, may eventually become commercially available in generic or biosimilar product forms;
•
others may be able to make immunotherapies that are similar to any of Elicio’s current and future product candidates or utilize lymph node targeting technology but that are not covered by the claims of the patents that Elicio licenses or may own in the future;

•
Elicio, or its licensors or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that it licenses or may own in the future, potentially resulting in the invalidation of such patents or refusal of such applications;

•	Elicio, or its licensors or current or future collaborators, might not have been the first to file patent applications covering certain of its or their inventions;
•
Elicio, or its licensors or current or future collaborators, may fail to meet its obligations to the U.S. government regarding any in-licensed patents and patent applications funded by U.S. government grants, leading to the loss or unenforceability of patent rights;

•	others may independently develop similar or alternative technologies or duplicate any of Elicio’s technologies without infringing on its owned or licensed intellectual property rights;
•	it is possible that Elicio’s pending, owned or licensed patent applications or those that it may own or license in the future will not lead to issued patents;
•	it is possible that there are prior public disclosures that could invalidate Elicio’s owned or in-licensed patents, or parts of its owned or in-licensed patents;
•
it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering Elicio’s product candidates or technology similar to Elicio’s;

•
it is possible that Elicio’s owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•	issued patents that Elicio hold rights to may be held invalid, unenforceable, or narrowed in scope, including as a result of legal challenges by its competitors;
•	the claims of Elicio’s owned or in-licensed issued patents or patent applications, if and when issued, may not cover its product candidates;
•
the laws of foreign countries may not protect Elicio’s proprietary rights or the proprietary rights of its licensors or current or future collaborators to the same extent as the laws of the United States;

•
the inventors of Elicio’s owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes that design around its patents, or become hostile to it or the patents or patent applications on which they are named as inventors;

•
Elicio’s competitors might conduct research and development activities in countries where it does not have patent rights and then use the information learned from such activities to develop competitive products for sale in its major commercial markets;

•
Elicio has engaged in scientific collaborations in the past and it intends to continue to do so in the future, and its collaborators may develop adjacent or competing products that are outside the scope of its patents;

•	Elicio may not develop additional proprietary technologies that are patentable;
•	any product candidates Elicio develops may be covered by third-party patents or other exclusive rights;
•	the patents of others may prohibit or otherwise harm Elicio’s business; or
•	Elicio may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, they could have a material adverse effect on Elicio’s business, financial condition, results of operations, and prospects.
Risks Related to Regulatory and Compliance Matters
The FDA regulatory approval process is lengthy, time-consuming, and inherently unpredictable, and Elicio may experience significant delays in the clinical development and regulatory approval, if any, of its product candidates.
The research, testing, manufacturing, labeling, approval, selling, import, export, adverse event reporting, record keeping, advertising, promotion, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA and other regulatory authorities in the United States. Elicio is not permitted to market any biological product in the United States until it receives a biologics license from the FDA. It has not previously submitted a BLA to the FDA, or similar approval filings to comparable foreign authorities. A BLA must include extensive nonclinical and clinical data and supporting information to establish that the product candidate is safe, pure, potent, and effective for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing, and controls for the product, and the manufacturing facilities must complete a successful pre-license inspection. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory

Committee, although not binding, may have a significant impact on Elicio’s ability to obtain licensure of the product candidates based on the completed clinical trials. Accordingly, the regulatory approval pathway for Elicio’s product candidates may be uncertain, complex, expensive, and lengthy, and approval may not be obtained.
Even if Elicio receives regulatory approval of its product candidates, it will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and it may be subject to penalties if it fails to comply with regulatory requirements.
If Elicio’s product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post- marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.
Manufacturers and manufacturers’ facilities must comply with extensive FDA, and comparable foreign regulatory authority, requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, Elicio and its contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, other marketing applications, and previous responses to inspection observations. Accordingly, Elicio and others with whom it works must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.
Any regulatory approvals that Elicio receives for its product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS program as a condition of approval of Elicio’s product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves Elicio’s product candidates, it will have to comply with requirements including submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and GCP for any clinical trials that it conducts post-approval.
The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.
Failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	fines, warning letters or other enforcement-related letters or clinical holds on post-approval clinical trials;
•	refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product approvals;
•	product seizure or detention, or refusal to permit the import or export of products;
•	injunctions or the imposition of civil or criminal penalties; and
•
consent decrees, corporate integrity agreements, debarment, or exclusion from federal health care programs; or mandated modification of promotional materials and labeling and the issuance of corrective information.

The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Elicio’s product candidates. Elicio cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Elicio is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Elicio is not able to maintain regulatory compliance, Elicio may lose any marketing approval that it may have obtained and it may not achieve or sustain profitability.
Additional regulatory burdens and other risks and uncertainties in foreign markets may limit Elicio’s growth.
Elicio’s future growth may depend, in part, on its ability to develop and commercialize product candidates in foreign markets for which it may rely on strategic partnership with third parties. Elicio will not be permitted to market or promote any product candidate before it receives regulatory approval from the applicable regulatory authority in a foreign market, and it may never receive such regulatory approval. To obtain separate regulatory approval in foreign countries, Elicio generally must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of a product candidate, and it cannot predict success in these jurisdictions. If Elicio obtains approval of any of its potential future product candidates and ultimately commercialize any such product candidate in foreign markets, Elicio would be subject to risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and the reduced protection of intellectual property rights in some foreign countries.
In addition, obtaining and maintaining regulatory approval of Elicio’s product candidates in one jurisdiction does not guarantee that it will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional nonclinical studies or clinical trials as trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Elicio intends to charge for its products is also subject to approval.
Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Elicio and could delay or prevent the introduction of its products in certain countries. If Elicio fails to comply with the regulatory requirements in international markets and/or to receive applicable marketing approvals, its target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed.
Elicio’s relationships with health care providers, physicians, and third-party payors will be subject to applicable anti-kickback, fraud and abuse, anti-bribery and other health care laws and regulations, which could expose Elicio to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings.
Physicians, other health care providers and third-party payors will play a primary role in the recommendation and prescription of ELI-002 or any other product candidates for which Elicio obtains marketing approval. Elicio’s future arrangements with third-party payors and customers may expose it to broadly applicable fraud and abuse and other health care laws and regulations that may constrain the business or financial arrangements and relationships through which it markets, sells and distributes its product candidates for which it obtains marketing approval. These laws and regulations include:
•	the federal Anti-Kickback Statute;
•	federal civil and criminal false claims laws and civil monetary penalties laws, including the federal False Claims Act;
•	HIPAA, as amended by HITECH, and their respective implementing regulations, including the Final Omnibus Rule;
•	the federal transparency requirements known as the federal Physician Payments Sunshine Act, created as part of the ACA; and
•	analogous local, state and foreign laws and regulations.

See Elicio’s discussion of these laws under “Description of Elicio’s Business—Government Regulation and Product Approval—FDA Regulation—Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations.”
Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of Elicio’s business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the ACA, among other things, amends the intent requirement of the federal Anti-Kickback and criminal health care fraud statutes. As a result of such amendment, a person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.
Efforts to ensure that Elicio’s business arrangements with third parties will comply with applicable health care laws and regulations will involve substantial costs. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that a health care company may run afoul of one or more of the requirements. If Elicio’s operations are found to be in violation of any applicable laws or any other government regulations that apply to it, it may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, individual imprisonment, disgorgement, contractual damages, reputational harm, exclusion from participation in government health care programs, integrity obligations, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private qui tam actions brought by individual whistleblowers in the name of the government, refusal to allow Elicio to enter into supply contracts, including government contracts, additional reporting requirements and oversight if subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of Elicio’s operations, any of which could adversely affect its ability to operate its business and its results of operations.
Elicio intends to develop and implement a comprehensive corporate compliance program prior to the commercialization of its product candidates. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against Elicio for an alleged or suspected violation could cause Elicio to incur significant legal expenses and could divert its management’s attention from the operation of its business, even if its defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to Elicio in terms of money, time and resources. Moreover, federal, state or foreign laws or regulations are subject to change, and while Elicio, its collaborators, manufacturers and/or service providers currently may be compliant, that could change due to changes in interpretation, prevailing industry standards or other reasons.
Health care and other reform legislation may increase the difficulty and cost for Elicio and any collaborators it may have to obtain marketing approval of and commercialize its product candidates and affect the prices it, or they, may obtain.
All aspects of Elicio’s business, including research and development, manufacturing, marketing, pricing, sales, litigation, and intellectual property rights, are subject to extensive legislation and regulation. Changes in applicable U.S. federal and state laws and agency regulation, as well as foreign laws and regulations, could have a materially negative impact on Elicio’s business. In the United States and in some other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the health care system that could prevent or delay marketing approval of Elicio’s product candidates or any potential future product candidates of Elicio’s, restrict or regulate post-approval activities, or affect Elicio’s ability to profitably sell any product candidates for which it obtains marketing approval. Increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject Elicio to more stringent product labeling and post-marketing testing and other requirements. Congress also must reauthorize the FDA’s user fee programs every five years and often makes changes to those programs in addition to policy or procedural changes that may be negotiated between the FDA and industry stakeholders as part of this periodic reauthorization process. Congress most recently reauthorized the user fee programs in September 2022 without any substantive policy changes.
Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in health care systems with the stated goals of containing health care costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, Congress passed the ACA, which substantially changed the way health care is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry.
There remain judicial and Congressional challenges to certain aspects of the ACA, and as a result certain sections of the ACA have not been fully implemented or effectively repealed. However, following several years of litigation in the federal courts, in June 2021, the U.S. Supreme Court upheld the ACA when it dismissed a legal challenge to the law’s constitutionality. Further legislative and regulatory changes under the ACA remain possible, although the new federal administration under President Biden has signaled that it plans to build on the ACA and expand the number of people who are eligible for health insurance subsidies under it. It is unknown what form any such changes or any law would take, and how or whether it may affect the pharmaceutical industry as a whole or Elicio’s business in the future. Elicio expects that changes or additions to the ACA, the Medicare and Medicaid programs, and changes stemming from other health care reform measures, especially with regard to health care access, financing or other legislation in individual states, could have a material adverse effect on the health care industry in the United States.
The uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of Elicio’s customers, which may in turn negatively impact Elicio’s product sales. If there are not adequate reimbursement levels, Elicio’s business and results of operations could be adversely affected.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and was extended by the Consolidated Appropriations Act for 2023, and will remain in effect through 2032 unless additional Congressional action is taken.
In addition, the Drug Supply Chain Security Act enacted in 2013 imposed obligations on manufacturers of pharmaceutical products related to product tracking and tracing, and in February 2022, FDA released proposed regulations to amend the national standards for licensing of wholesale drug distributors by the states; establish new minimum standards for state licensing third-party logistics providers; and create a federal system for licensure for use in the absence of a State program, each of which is mandated by the DSCSA. As another example, on December 20, 2019, President Trump signed the Further Consolidated Appropriations Act for 2020 into law (P.L. 116-94) that includes a piece of bipartisan legislation called the CREATES Act. The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. The CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic and biosimilar product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on Elicio’s future commercial products are unknown. Other legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. Elicio is unsure whether additional legislative changes will be enacted, or whether the current regulations, guidance or interpretations will be changed, or whether such changes will have any impact on its business.
Additionally, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices considering the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, state legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers (PBMs) and other members of the health care and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area.

At the federal level, HHS has solicited feedback on various measures intended to lower drug prices and reduce the out-of-pocket costs of drugs and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019.
Most recently, in August 2022, President Biden signed into the law the Inflation Reduction Act of 2022 (IRA). Among other things, the IRA has multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. Starting in 2023, a manufacturer of a drug or biological product covered by Medicare Parts B or D must pay a rebate to the federal government if the product’s price increases faster than the rate of inflation. This calculation is made on a drug product by drug product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting in payment year 2026, CMS will negotiate drug prices annually for a select number of single source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease.
Any additional federal or state health care reform measures could limit the amounts that third-party payers will pay for future health care products and services, and, in turn, could significantly reduce the projected value of certain development projects and reduce Elicio’s profitability.
Elicio’s employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.
Elicio is exposed to the risk of fraud or other misconduct by its employees, consultants, and commercial partners, and, its principal investigators. Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions, provide accurate information to the FDA or other regulatory authorities, comply with health care fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately, or disclose unauthorized activities to Elicio. In particular, sales, marketing, and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to Elicio’s reputation. It is not always possible to identify and deter employee misconduct, and the precautions Elicio takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Elicio from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Elicio, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, financial condition, results of operations, and prospects, including the imposition of significant fines or other sanctions.
Laws and regulations governing any international operations Elicio may have in the future may preclude it from developing, manufacturing and selling certain product candidates outside of the United States and require it to develop and implement costly compliance programs.
Elicio is subject to numerous laws and regulations in each jurisdiction outside the United States in which it operates. The creation, implementation and maintenance of international business practices compliance programs is costly and such programs are difficult to enforce, particularly where reliance on third parties is required.
The Foreign Corrupt Practices Act (FCPA) prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. The anti-bribery provisions of the FCPA are enforced primarily by the U.S. Department of Justice. The SEC is involved with enforcement of the books and records provisions of the FCPA.

Similarly, the U.K. Bribery Act 2010 has extra-territorial effect for companies and individuals having a connection with the United Kingdom. The U.K. Bribery Act prohibits inducements both to public officials and private individuals and organizations. Compliance with the FCPA and the U.K. Bribery Act is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.
Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If Elicio expands its business outside of the United States, it will be required to dedicate additional resources to comply with these laws, and these laws may preclude it from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit Elicio’s growth potential and increase its development costs. The failure to comply with laws governing international business practices may result in substantial penalties, including suspension or debarment from government contracting. Violations of the FCPA can result in significant civil and criminal penalties. Indictment alone under the FCPA can lead to suspension of the right to do business with the U.S. government until the pending claims are resolved. A conviction under the FCPA can result in long-term disqualification as a government contractor. The termination of a government contract or relationship as a result of Elicio’s failure to satisfy any of its obligations under laws governing international business practices could have a negative impact on its operations and harm its reputation and ability to procure government contracts. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.
Elicio is subject to stringent privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and changes in such laws, regulations, policies and contractual obligations could adversely affect its business.
Elicio and its current and potential collaborators may be subject to federal, state and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws (e.g., the Health Insurance Portability and Accountability Act (HIPAA) as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to Elicio’s operations or the operations of its collaborators. In addition, Elicio may obtain health information from third parties (including research institutions from which it obtains clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by HITECH, or other privacy and data security laws. Depending on the facts and circumstances, Elicio could be subject to criminal penalties if it knowingly obtains, uses, or discloses protected health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. However, determining whether protected health information has been handled in compliance with applicable privacy standards and its contractual obligations can be complex and may be subject to changing interpretation.
If Elicio is unable to properly protect the privacy and security of protected health information or other personal, sensitive, or confidential information in its possession, Elicio could be found to have breached its contracts. Further, if Elicio fails to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, it could face significant administrative, civil and criminal penalties. Enforcement activity can also result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal and outside resources. Furthermore, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. In addition to the risks associated with enforcement activities and potential contractual liabilities, Elicio’s ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to its policies, procedures and systems.
Many state laws govern the privacy and security of personal information and data in specified circumstances, many of which differ from each other in significant ways, are often not pre-empted by HIPAA, and may have a more prohibitive effect than HIPAA, thus complicating compliance efforts. For example, in 2018, California enacted the California Consumer Privacy Act (CCPA) which creates new individual privacy rights for California consumers

(as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide new disclosure to consumers about such companies’ data collection, use and sharing practices, provide such consumers new ways to opt-out of certain sales or transfers of personal information, and provide consumers with additional causes of action. While there is currently an exception for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact Elicio’s business activities. In addition, the California Privacy Rights Act (CPRA) was recently enacted to strengthen elements of the CCPA and became effective on January 1, 2023. A number of other states have considered similar privacy proposals, with states like Virginia and Colorado enacting their own privacy laws. For example, the Virginia Consumer Data Protection Act became effective on January 1, 2023, and the Colorado Privacy Act is scheduled to come into effect on July 1, 2023. These privacy laws may impact Elicio’s business activities and exemplify the vulnerability of its business to the evolving regulatory environment related to personal data.
In the European Union (EU), Elicio may be subject to the General Data Protection Regulation (GDPR) which went into effect in May 2018 and which imposes obligations on companies that operate in Elicio’s industry with respect to the processing of personal data and the cross-border transfer of such data. The GDPR applies to any company established in the European Economic Area (EEA) (which includes the EU Member States plus Iceland, Liechtenstein, and Norway) and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The GDPR establishes stringent requirements applicable to the processing of personal data, including strict requirements relating to the validity of consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct data protection impact assessments for “high risk” processing, limitations on retention of personal data, special provisions affording greater protection to and requiring additional compliance measures for “special categories of personal data” including health and genetic information of data subjects, mandatory data breach notification (in certain circumstances), “privacy by design” requirements, and direct obligations on service providers acting as processors. The GDPR also prohibits the international transfer of personal data from the EEA to countries outside of the EEA unless made to a country deemed to have adequate data privacy laws by the European Commission or a data transfer mechanism has been put in place. If Elicio’s or its partners’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, Elicio may be subject to litigation, regulatory investigations, enforcement notices requiring it to change the way it uses personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.
The GDPR may also impose additional compliance obligations relating to the transfer of data between Elicio and its affiliates, collaborators, or other business partners. For example, on July 16, 2020, the Court of Justice of the European Union (CJEU), issued a landmark opinion in the case Maximilian Schrems vs. Facebook (Case C-311/18), called Schrems II. This decision (a) calls into question commonly relied upon data transfer mechanisms as between the EU Member States and the United States (such as the Standard Contractual Clauses) and (b) invalidates the EU-U.S. Privacy Shield on which many companies had relied as an acceptable mechanism for transferring such data from the EU to the United States. The CJEU is the highest court in Europe and the Schrems II decision heightens the burden on data importers to assess U.S. national security laws on their business and future actions of EU data protection authorities are difficult to predict. Some customers or other service providers may respond to these evolving laws and regulations by asking Elicio to make certain privacy or data-related contractual commitments that Elicio is unable or unwilling to make. This could lead to the loss of current or prospective customers or other business relationships.
Relatedly, following the United Kingdom’s withdrawal from the EU (i.e., Brexit), and the expiry of the Brexit transition period, which ended on December 31, 2020, the EU GDPR has been implemented in the United Kingdom (as the UK GDPR). The UK GDPR sits alongside the UK Data Protection Act 2018 which implements certain derogations in the EU GDPR into UK law. Under the UK GDPR, companies not established in the UK but who process personal data in relation to the offering of goods or services to individuals in the UK, or to monitor their behavior will be subject to the UK GDPR – the requirements of which are (at this time) largely aligned with those under the EU GDPR and as such, may lead to similar compliance and operational costs with potential fines of up to £17.5 million or 4% of global turnover.

Risks Related to Employee and Operations Matters, Managing Growth and Information Technology
A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, may materially and adversely affect Elicio’s business and its financial results and could cause a disruption to the development or supply of ELI-002 or any other product candidates.
Public health crises such as pandemics or similar outbreaks could adversely impact Elicio’s business. Notably, the COVID-19 pandemic continues to evolve. The extent to which COVID-19 impacts Elicio’s operations or those of its collaborators will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the virus and the actions to contain it or treat its impact, among others.
The continued spread of COVID-19 globally could adversely impact any preclinical or clinical trial operations in the United States and Europe, including Elicio’s ability to recruit and retain patients and principal investigators and site staff who, as health care providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. For example, similar to other biotechnology companies, Elicio has experienced, and may in the future experience, delays in initiating IND-enabling studies, delays in manufacturing, protocol deviations, enrolling patients in clinical trials and dosing patients in clinical trials, as well as in activating trial sites. The COVID-19 pandemic may also result in the need to suspend enrollment in clinical studies, subject withdrawals, postponement of planned clinical or nonclinical studies, redirection of site resources from studies, study modification, suspension, or termination, the introduction of remote study procedures and modified informed consent procedures, study site changes, direct delivery of investigational products to patient homes requiring state licensing, study deviations or noncompliance, and changes or delays in site monitoring. The foregoing may require that Elicio consult with relevant review and ethics committees, IRBs, and the FDA. The foregoing may also impact the integrity of Elicio’s study data. The effects of the COVID-19 pandemic may also increase the need for clinical trial patient monitoring and regulatory reporting of adverse effects. The pandemic could further impact Elicio’s ability to interact with the FDA or other regulatory authorities, and may result in delays in the conduct of inspections or review of pending applications or submissions. For example, the FDA may delay pre-approval inspections (PAIs). Although the FDA lifted restrictions relating to COVID-19 and affecting its inspection and other compliance operations in July 2022, the agency currently faces a significant backlog on compliance monitoring and enforcement activities for both domestic and foreign manufacturers, which may affect the scheduling of necessary pre-approval inspections of manufacturing facilities for drug and biological product candidates.
In addition, the patient populations that ELI-002 or any other product candidates target may be particularly susceptible to COVID-19, which may make it more difficult for Elicio to identify patients able to enroll in its current and future clinical trials and may impact the ability of enrolled patients to complete any such trials. Any negative impact the COVID-19 pandemic has on patient enrollment or treatment or the execution of ELI-002 or any other product candidates could cause costly delays to clinical trial activities, which could adversely affect Elicio’s ability to obtain regulatory approval for and to commercialize its product candidates, increase its operating expenses and have a material adverse effect on its financial results. Additionally, timely enrollment in planned clinical trials is dependent upon clinical trial sites which could be adversely affected by global health matters, such as pandemics. The COVID-19 pandemic has also impacted, and may continue to impact, Elicio’s third-party suppliers and manufacturers, including through the effects of facility closures, reductions in operating hours, staggered shifts and other social distancing efforts, labor shortages, decreased productivity and the unavailability of materials or components. While Elicio maintains an inventory of materials used to conduct Elicio’s research and development activities, a prolonged pandemic could lead to shortages in the raw materials necessary to manufacture Elicio’s product candidates. Specifically, Elicio’s IND process for ELI-002 experienced delays in part as a result of the adverse impacts of COVID-19 experienced by Elicio’s CMOs. If any of these third parties are adversely impacted by the COVID-19 pandemic or the restrictions resulting from the outbreak, if they cannot obtain the necessary supplies, or if such third parties need to prioritize other products or customers over Elicio, including under the Defense Production Act, Elicio may experience additional delays or disruptions in its supply chain, which could have a material and adverse impact on its business. CMOs may also need to implement measures and changes, or deviate from typical requirements because of the COVID-19 pandemic that may otherwise adversely impact Elicio’s supply chains or the quality of the resulting products or supplies. Depending on the change, Elicio may need to obtain FDA pre-approval or otherwise provide the FDA with a notification of the change.
The COVID-19 pandemic may additionally result in changes in laws and regulations. By example, in March 2020, the U.S. Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) which includes various provisions regarding FDA drug shortage reporting requirements, as well as provisions regarding supply chain security, such as risk management plan requirements, and the promotion of supply chain redundancy and domestic manufacturing. This and any future changes in law may require that Elicio changes its internal processes and procedures to ensure continued compliance.
Even after the COVID-19 pandemic subsides, Elicio may continue to experience an adverse impact to its business as a result of its global economic impact, including from increased inflation and the prospect that policy responses to inflation could delay economic recovery or lead to another recession.
Any of these factors, and other factors related to any such disruptions that are unforeseen, could have a material adverse effect on Elicio’s business, financial condition, results of operation or prospects. Further, uncertainty around these and related issues could continue to adversely impact the economies of the United States and other countries, which could impact Elicio’s ability to raise the necessary capital needed to develop and commercialize its product candidates.
Elicio’s future success depends on its ability to retain its Chief Executive Officer and other key executives and to attract, retain, and motivate qualified personnel.
Elicio is highly dependent on Robert Connelly, its Chief Executive Officer, as well as the other principal members of its management and scientific teams. Mr. Connelly and such other principal members are employed “at will,” meaning Elicio or they may terminate the employment relationship at any time. The loss of the services of any of these persons could impede the achievement of Elicio’s research, development, and commercialization objectives.
Recruiting and retaining qualified scientific, clinical, manufacturing, business development, general and administrative and sales and marketing personnel will also be critical to Elicio’s success. Elicio may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Elicio also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, Elicio relies on consultants and advisors, including scientific and clinical advisors, to assist it in formulating its research and development and commercialization strategy. Elicio’s consultants and advisors, including its scientific co-founder, may be employed by employers other than Elicio and may have commitments under consulting or advisory contracts with other entities that may limit their availability to Elicio. In addition, inflation has had, and Elicio expects that it will continue to have, an impact on the costs that it incurs to attract and retain qualified personnel, and may make it more difficult for it to attract and retain such personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants, or advisors, may impede the progress of Elicio’s research, development, and commercialization objectives and have a material adverse effect on its business, financial condition, results of operations, and prospects.
If Elicio is unable to hire additional qualified personnel, its ability to grow its business may be harmed.
Over time Elicio will need to hire additional qualified personnel with expertise in drug development, product registration, clinical, preclinical and nonclinical research, quality compliance, government regulation, formulation and manufacturing, financial matters and sales and marketing. Elicio competes for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and Elicio’s search for such personnel may not be successful. Attracting and retaining qualified personnel will be critical to Elicio’s success.
Elicio expects to expand its development, regulatory, and future sales and marketing capabilities, and as a result, it may encounter difficulties in managing its growth, which could disrupt its operations.
As of March 29, 2023, Elicio had 24 full-time employees and, in connection with the growth and advancement of its pipeline and becoming a public company, it expects to increase the number of its employees and the scope of its operations, particularly in the areas of product development, regulatory affairs, and sales and marketing. To manage its anticipated future growth, Elicio must continue to implement and improve its managerial, operational, and financial systems, expand its facilities, and continue to recruit and train additional qualified personnel. Due to its limited financial resources and the limited experience of its management team in managing a company with such anticipated growth, Elicio may not be able to effectively manage the expected expansion of its operations or recruit and train additional qualified personnel. Moreover, the expected physical expansion of its operations may lead to significant costs and may divert its management and business development resources. Any inability to manage growth could delay the execution of its business plans or disrupt its operations.

As a growing biotechnology company, Elicio is actively pursuing new platforms and product candidates in many therapeutic areas and across a wide range of diseases. Successfully developing product candidates for and fully understanding the regulatory and manufacturing pathways to all of these therapeutic areas and disease states requires a significant depth of talent, resources and corporate processes in order to allow simultaneous execution across multiple areas. Due to its limited resources, Elicio may not be able to effectively manage this simultaneous execution and the expansion of its operations or recruit and train additional qualified personnel. This may result in weaknesses in its infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of Elicio’s operations may lead to significant costs and may divert financial resources from other projects, such as the development of its product candidates. If Elicio’s management is unable to effectively manage its expected development and expansion, its expenses may increase more than expected, its ability to generate or increase its revenue could be reduced, and it may not be able to implement its business strategy. Elicio’s future financial performance and its ability to compete effectively and commercialize its product candidates, if approved, will depend in part on its ability to effectively manage the future development and expansion of its company.
Elicio’s internal computer systems, or those of its vendors, collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of its product development programs, compromise sensitive information related to its business or prevent it from accessing critical information, potentially exposing it to liability or otherwise adversely affecting its business.
Elicio’s internal computer systems and those of its current and any future third-party vendors, collaborators and other contractors or consultants are vulnerable to damage, interruption or data theft from computer viruses, computer hackers, malicious code, employee theft or misuse, ransomware, social engineering (including phishing attacks), denial-of-service attacks, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Cybersecurity incidents, which may not be immediately or ever detected, are increasing in frequency and evolving in nature. Additionally, due to geopolitical tensions related to Russia’s invasion of Ukraine, the risk of cyber-attacks may be elevated.
While Elicio seeks to protect its information technology systems from system failure, accident and security breach, if such an event were to occur and cause interruptions in its operations, it could result in a disruption of Elicio’s development programs and its business operations, whether due to a loss of its trade secrets or other proprietary information or other disruptions. For example, the loss of clinical trial data from future clinical trials could result in delays in Elicio’s regulatory approval efforts and significantly increase its costs to recover or reproduce the data. If Elicio were to experience a significant cybersecurity breach of its information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counterparties and data subjects could be material. In addition, Elicio’s remediation efforts may not be successful. If it does not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, it could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to intellectual property or other proprietary information. In addition, in response to the ongoing COVID-19 pandemic, a majority of Elicio’s workforce began to work remotely, which has continued and is now considered its normal business. This could increase Elicio’s cyber security risk, create data accessibility concerns, and make Elicio more susceptible to communication disruption.
To the extent that any disruption or security breach were to result in a loss of, or damage to, Elicio’s or its third-party vendors’, collaborators’ or other contractors’ or consultants’ data or applications, or inappropriate disclosure of confidential or proprietary information, Elicio could incur liability including litigation exposure, penalties and fines, Elicio could become the subject of regulatory actions or investigations, its competitive position could be harmed and the further development and commercialization of its product candidates could be delayed. Any of the above could have a material adverse effect on Elicio’s business, financial condition, results of operations or prospects. While Elicio maintains cyber-liability insurance (covering security and privacy matters), such insurance may not be adequate to cover any losses experienced as a result of a cybersecurity incident.
General Risk Factors
Unfavorable global economic conditions could adversely affect Elicio’s business, financial condition or results of operations.
Elicio’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, in 2008, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets and the current COVID-19 pandemic has caused significant volatility and uncertainty in U.S. and international markets. See “Risks Related to Employee and Operations Matters, Managing Growth and Information Technology— A pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, may materially and adversely affect Elicio’s business and its financial results and could cause a disruption to the development or supply of ELI-002 or any other product candidates.” A severe or prolonged economic downturn, or additional global financial crises, could result in a variety of risks to Elicio’s business, including weakened demand for its product candidates, if approved, or its ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain Elicio’s suppliers, possibly resulting in supply disruption. Any of the foregoing could harm Elicio’s business and it cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.
U.S. federal income tax reform could adversely affect Elicio’s business and financial condition.
The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect Elicio or holders of its common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, on March 27, 2020, former President Trump signed into law the CARES Act which included certain changes in tax law intended to stimulate the U.S. economy in light of the COVID-19 coronavirus outbreak, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters. Additionally, on December 22, 2017, former President Trump signed into law the Tax Cuts and Jobs Act of 2017 (TCJA), which significantly reformed the Code. The TCJA included significant changes to corporate and individual taxation, some of which could adversely impact an investment in Elicio’s common stock. Under the TCJA, in general, NOLs generated in taxable years beginning after December 31, 2017 may offset no more than 80 percent of such year’s taxable income and there is no ability for such NOLs to be carried back to a prior taxable year. The CARES Act modifies the TCJA with respect to the TCJA’s limitation on the deduction of NOLs and provides that NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021, may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. In addition, the CARES Act eliminates the limitation on the deduction of NOLs to 80 percent of current year taxable income for taxable years beginning before January 1, 2021. As a result of such limitation, Elicio may be required to pay federal income tax in some future year notwithstanding that it had a net loss for all years in the aggregate. Future changes in tax laws could have a material adverse effect on Elicio’s business, cash flow, financial condition or results of operations. Elicio urges investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in Elicio’s common stock.
Elicio faces risks associated with increased political uncertainty.
The recent invasion of Ukraine by Russia and the sanctions, bans and other measures taken by governments, organizations and companies against Russia and certain Russian citizens in response thereto has increased the political uncertainty in Europe and has strained the relations between Russia and a significant number of governments, including the U.S. The duration and outcome of this conflict, any retaliatory actions taken by Russia and the impact on regional or global economies is unknown, but could have a material adverse effect on Elicio’s business, financial condition and results of its operations.
Risks Related to Combined Company
In determining whether you should vote approve the proposals contained in this proxy statement/prospectus/information statement, you should carefully read the following risk factors in addition to the risks described above.
The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.
The combined company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of ELI-002 and Elicio’s other product candidates and future product candidates. The combined company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could significantly dilute stockholders’ ownership interests or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. Further, to the extent that the combined company raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, its stockholder’s ownership interest in the combined company will be diluted. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.
The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.
The market price of the combined company’s common stock following the Merger could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:
•	the ability of the combined company to obtain regulatory approvals for its product candidates, and delays or failures to obtain such approvals;
•	failure of any of the combined company’s product candidates, if approved, to achieve commercial success;
•	failure by the combined company to maintain its existing third-party license and supply agreements;
•	failure by the combined company or its licensors to prosecute, maintain, or enforce its intellectual property rights;
•	changes in laws or regulations applicable to the combined company’s product candidates;
•	any inability to obtain adequate supply of the combined company’s product candidates or the inability to do so at acceptable prices;
•	adverse regulatory authority decisions;
•	introduction of new products, services or technologies by the combined company’s competitors;
•	failure to meet or exceed financial and development projections the combined company may provide to the public;
•	failure to meet or exceed the financial and development projections of the investment community;
•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;
•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;
•	additions or departures of key personnel;
•	significant lawsuits, including patent or stockholder litigation;
•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue an adverse or misleading opinion regarding its business and stock;

•	changes in the market valuations of similar companies;
•	general market or macroeconomic conditions;
•	sales of its common stock by the combined company or its stockholders in the future;
•	trading volume of the combined company’s common stock;
•	failure to maintain compliance with the listing requirements of The Nasdaq Global Market;
•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;
•	adverse publicity generally, including with respect to other products and potential products in such markets;
•	the introduction of technological innovations or new therapies that compete with potential products of the combined company;
•	changes in the structure of health care payment systems; and
•	period-to-period fluctuations in the combined company’s financial results.
Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.
In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.
Additionally, a decrease in the stock price of the combined company may cause the combined company’s common stock to no longer satisfy the continued listing standards of Nasdaq. If the combined company is not able to maintain the requirements for listing on Nasdaq, it could be delisted, which could have a materially adverse effect on its ability to raise additional funds as well as the price and liquidity of its common stock.
The combined company will incur costs and demands upon management as a result of complying with the laws, rules and regulations affecting public companies.
The combined company will incur significant legal, accounting and other expenses that Elicio did not incur as a private company, including costs associated with public company reporting requirements. The combined company will also incur costs associated with corporate governance requirements, including requirements under the laws, rules and regulations of the SEC as well as the Nasdaq rules. These laws, rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time consuming and costly. For example, the combined company’s management team will consist of the executive officers of Elicio prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These laws, rules and regulations also may make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company’s board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.
Anti-takeover provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by the combined company stockholders to replace or remove the combined company management.
Provisions in the combined company’s certificate of incorporation and bylaws may delay or prevent an acquisition or a change in management. In addition, because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although Angion and Elicio believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.
The amended and restated certificate of incorporation of the combined company will provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees, and could make it more costly for stockholders to bring a claim against the combined company.
The amended and restated certificate of incorporation and amended and restated bylaws of the combined company will be the amended and restated certificate of incorporation and amended and restated bylaws of Angion, which provide, among other things, that that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) generally will be the exclusive forum for any derivative action or proceeding brought on the combined company’s behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against the combined company arising pursuant to the DGCL, the combined company’s amended and restated certificate of incorporation or the combined company’s amended and restated bylaws, or any action asserting a claim against the combined company that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware.
To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the amended and restated certificate of incorporation and the amended and restated bylaws of the combined company will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims, and investors cannot waive compliance with the federal laws and rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, the combined company would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of its amended and restated certificate of incorporation and amended and restated bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there is uncertainty that the provision would be enforced by a court in those other jurisdictions. If a court were to find either exclusive forum provision in the combined company’s amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, the combined company may incur further significant additional costs associated with litigating Securities Act claims in state court, or both state and federal court, which could seriously harm its business, financial condition, results of operations, and prospects. This exclusive forum provision may make it more expensive for stockholders to bring a claim than if the stockholders were permitted to select another jurisdiction and may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees or stockholders, which may discourage such lawsuits against the combined company and its directors, officers and other employees and stockholders. Alternatively, if a court were to find the choice of forum provision contained in the combined company’s amended and restated certificate of incorporation or amended and restated bylaws to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations.

Angion and Elicio do not anticipate that the combined company will pay any cash dividends in the foreseeable future.
The current expectation is that the combined company will retain its future earnings, if any, to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be its stockholders’ sole source of gain, if any, for the foreseeable future.
An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.
Prior to the Merger, there had been no public market for Elicio’s common stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for its common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.
Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.
If existing stockholders of Angion and Elicio sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined company could decline. Neither Angion nor Elicio is able to predict the effect that sales may have on the prevailing market price of the combined company’s common stock.
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.
The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts, or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.
The pro forma condensed combined financial statements included in this proxy statement/prospectus/information statement are presented for illustrative purposes only and may not be an indication of the combined company's financial condition or results of operations following the completion of the Merger.
The pro forma condensed combined financial statements contained in this proxy statement/prospectus/information statement are presented for illustrative purposes only and may not be an indication of the combined company's financial condition or results of operations following the Merger for several reasons. The pro forma condensed combined financial statements have been derived from the historical audited financial statements of Angion and Elicio and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the pro forma condensed combined financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the pro forma condensed combined financial statements. As a result, the actual financial condition of the combined company following the Merger may not be consistent with, or evident from, these pro forma condensed combined financial statements. The assumptions used in preparing the pro forma condensed combined financial statements may not prove to be accurate, and other factors may affect the combined company's financial condition following the Merger. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus/information statement.
If the combined company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements on a timely basis could be impaired.
The combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. The combined company must perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, Elicio has never been required to test its internal controls within a specified period. This will require that the combined company incur substantial professional fees and internal costs to expand its accounting and finance functions and that it expends significant management efforts. The combined company may experience difficulty in meeting these reporting requirements in a timely manner.
The combined company may discover weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. The combined company’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If the combined company is not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if it is unable to maintain proper and effective internal controls, the combined company may not be able to produce timely and accurate financial statements. If that were to happen, the market price of its common stock could decline and it could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.
If the combined company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.
The combined company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing and other personnel. The combined company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the combined company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could impact negatively its ability to implement successfully its business plan. If the combined company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The combined company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.
The combined company is expected to take advantage of reduced disclosure and governance requirements applicable to smaller reporting companies and emerging growth companies, which could result in its common stock being less attractive to investors.
Following the Merger, the combined company is expected to have a public float of less than $250 million and therefore will qualify as a smaller reporting company under the rules of the SEC. As a smaller reporting company, the combined company will be able to take advantage of reduced disclosure requirements, such as simplified executive compensation disclosures and reduced financial statement disclosure requirements in its SEC filings. Decreased disclosures in the combined company’s SEC filings due to its status as a smaller reporting company may make it harder for investors to analyze its results of operations and financial prospects. Angion and Elicio cannot predict if investors will find the combined company’s common stock less attractive if it relies on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its stock price may be more volatile. The combined company may take advantage of the reporting exemptions applicable to a smaller reporting company until it is no longer a smaller reporting company, which status would end once it has a public float greater than $250 million. In that event, the combined company could still be a smaller reporting company if its annual revenues were below $100 million and it has a public float of less than $700 million.
Following the Merger, the combined company is expected to be an emerging growth company (EGC), as defined in the Jumpstart Our Business Startups Act of 2012, as amended. For as long as the combined company continues to be an EGC, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus/information statement and its periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. The combined company may remain an EGC or until the earlier of (a) December 31, 2026, (b) the last day of the fiscal year in which the combined company has total annual gross revenue of at least $1.235 billion or more, (c) the date the combined company is deemed to be a large accelerated filer, which requires the market value of its common stock that is held by non-affiliates to exceed $700.0 million as of the prior June 30th, and (d) the date on which the combined company has issued more than $1.0 billion in non-convertible debt during the prior three-year period.
Changes in tax laws may materially adversely affect the combined company’s business, prospects, financial condition and operating results.
New tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect the combined company’s business, prospects, financial condition and operating results. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to the combined company. For example, the Tax Act, the CARES Act, and the IRA enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to such legislation may affect the combined company, and certain aspects of such legislation could be repealed or modified in future legislation. Such tax law changes could have a material adverse impact on the combined company. In addition, it is uncertain if and to what extent various states will conform to newly enacted federal tax legislation. While it is too early to assess the overall impact of these changes, as these and other tax laws and related regulations are revised, enacted, and implemented, the combined company’s financial condition, results of operations, and cash flows could be materially adversely impacted.
The combined company’s ability to use net operating loss (NOL) carryforwards and other tax attributes may be limited, including as a result of the Merger.
Each of Angion and Elicio has incurred losses during its history, and the combined company does not expect to become profitable in the near future and may never achieve profitability. To the extent that the combined company continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2022, Angion had U.S. federal NOL carryforwards and state NOL carryforwards of $133.5 million and $108.0 million, respectively, and Elicio had U.S. federal NOL carryforwards and state NOL carryforwards of approximately $71.7 million and $65.0 million, respectively. Under current law, U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The combined company’s ability to utilize its NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the combined company earns taxable income, such limitations could result in increased future income tax liability to the combined company, and the combined company’s future cash flows could be adversely affected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus/information statement contain forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events and neither Angion nor Elicio can assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “pro forma,” “should,” “would” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. For example, forward-looking statements include, but are not limited to statements about:
•	the strategies, prospects, plans, expectations and objectives of management of Angion or Elicio for future operations of the combined company following the closing of the Merger;
•	the progress, scope or duration of the development of product candidates or programs;
•	the benefits that may be derived from, or the commercial or market opportunity of, the product candidates of Angion, Elicio and the combined company;
•	the ability of Angion and Elicio to protect their intellectual property rights;
•	the ability of Angion and the combined company to maintain compliance with Nasdaq listing standards;
•	the level of net cash held by Angion at the closing of the Merger;
•	the anticipated operations, financial position, losses, costs or expenses of Angion, Elicio or the combined company following the closing of the Merger;
•	statements regarding future economic conditions or performance;
•	statements concerning proposed products or product candidates;
•
the approval and closing of the Merger, including the timing of the Merger, the ability of Angion to obtain a sufficient number of proxies to approve the Merger, other conditions to the completion of the Merger, the Exchange Ratio, and relative ownership levels as of the closing of the Merger;

•	the expected benefits of and potential value created by the Merger for the stockholders of Angion; and
•	statements of belief and any statement of assumptions underlying any of the foregoing.
For a discussion of the factors that may cause Angion, Elicio or the combined company’s actual results, performance or achievements following closing of the proposed Merger to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, and for a discussion of risk associated with the ability of Angion and Elicio to complete the Merger and the effect of the Merger on the business of Angion, Elicio and the combined company following the completion of the Merger, see “Risk Factors” beginning on page 20 of this proxy statement/prospectus/information statement. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Angion. See “Where You Can Find More Information” beginning on page 305 of this proxy statement/prospectus/information statement. There can be no assurance that the Merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the Merger will be realized.
If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Angion, Elicio or the combined company following completion of the Merger could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Angion and Elicio do not undertake any obligation (and expressly disclaim any such obligation) to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events, except as required by applicable law.
In addition, statements that “Angion believes” or “Elicio believes” and similar statements reflect Angion’s or Elicio’s beliefs and opinions on the relevant subject. These statements are based upon information available to Angion or Elicio, as the case may be, as of the date of this prospectus/proxy statement, and while Angion or Elicio, as the case may be, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

THE SPECIAL MEETING OF ANGION’S STOCKHOLDERS
Date, Time and Place
The Angion special meeting (which will also serve as Angion’s 2023 annual meeting of stockholders) will be held exclusively online via live audio-only webcast on    , 2023 at 9:00 a.m. Pacific Time. The Angion special meeting can be accessed by visiting www.virtualshareholdermeeting.com/ANGN2023SM, where you will be able to vote your shares and submit questions during the Angion special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. Online check-in will begin at 8:45 a.m. Pacific Time, and Angion encourages you to allow ample time for the online check-in procedures. Angion intends to mail this proxy statement/prospectus/information statement and the enclosed form of proxy to its stockholders entitled to vote at the Angion special meeting on or about    , 2023. This proxy statement/prospectus/information statement provides Angion stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Angion special meeting.
Purpose of the Angion Special Meeting
The purpose of the Angion special meeting is:
1.
Proposal 1 (Stock Issuance Proposal) – To consider and vote upon a proposal to approve the issuance of shares of Angion capital stock pursuant to the Merger, which will represent more than 20% of the shares of Angion common stock outstanding immediately prior to the Merger and result in a change of control of Angion, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b);

2.
Proposal 2 (Reverse Stock Split Proposal) – To consider and vote upon the proposed amendment to the amended and restated certificate of incorporation of Angion to effect a reverse stock split of Angion common stock at a ratio within the range between 5-for-1 to 30-for-1 (with such ratio to be mutually agreed upon by Angion and Elicio prior to the effectiveness of the Merger or, if the Stock Issuance Proposal is not approved by Angion stockholders, determined solely by the Angion Board);

3.	Proposal 3 (Exculpation Proposal) – To consider and vote upon the proposed amendment to the amended and restated certificate of incorporation of Angion to provide for the exculpation of officers.
4.
Proposal 4 (Director Election Proposal) – To consider and vote upon the election of the Angion Board’s nominees, Itzhak Goldberg, M.D., F.A.C.R. and Allen R. Nissenson, M.D., to the Angion Board in the class of directors to hold office until the 2026 Annual Meeting of Stockholders;

5.
Proposal 5 (Accounting Firm Proposal) – To consider and vote upon the ratification of the selection of Moss Adams LLP as Angion’s independent registered public accounting firm for the fiscal year ending December 31, 2023; and

6.
Proposal 6 (Adjournment Proposal) – To consider and vote upon the postponement or adjournment of the Angion special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal.

Angion expects to transact no business other than the Angion Proposals at the Angion special meeting except such business as may properly be brought before the Angion special meeting or any adjournment or postponement thereof.
Recommendation of the Angion Board
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The Angion Board has determined and believes that the issuance of shares of Angion common stock pursuant to the Merger Agreement is in the best interests of Angion and its stockholders and has approved such proposal. The Angion Board unanimously recommends that Angion stockholders vote “FOR” the Stock Issuance Proposal as described in this proxy statement/prospectus/information statement.

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The Angion Board has determined and believes that it is advisable to, and in the best interests of, Angion and its stockholders to approve the amendment to the certificate of incorporation of Angion effecting a reverse stock split at a ratio in the range from 5-for-1 to 30-for-1, with such specific ratio to be mutually agreed upon by Angion and Elicio or, if the Stock Issuance Proposal is not approved by Angion stockholders, determined solely by the Angion Board following the Angion special meeting as described in this proxy statement/prospectus/information statement. The Angion Board unanimously recommends that Angion stockholders vote “FOR” the Reverse Stock Split Proposal as described in this proxy statement/prospectus/information statement.
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The Angion Board has determined and believes that it is advisable to, and in the best interests of, Angion and its stockholders to approve the amendment to the amended and restated certificate of incorporation of Angion to provide for the exculpation of officers. The Angion Board unanimously recommends that Angion stockholders vote “FOR” the Exculpation Proposal as described in this proxy statement/prospectus/information statement.

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The Angion Board has determined and believes that it is advisable to, and in the best interests of, Angion and its stockholders to elect each of Itzhak Goldberg, M.D., F.A.C.R. and Allen R. Nissenson, M.D., to serve on the Angion Board in the class of directors with terms expiring at the 2026 Angion Annual Meeting of Stockholders. The Angion Board unanimously recommends that Angion stockholders vote “FOR” each of the director nominees named in the Director Election Proposal as described in this proxy statement/prospectus/information statement.

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The Angion Board has determined and believes that it is advisable to, and in the best interests of, Angion and its stockholders to ratify the appointment of Moss Adams LLP as Angion’s independent registered public accounting firm for the fiscal year ending December 31, 2023. The Angion Board unanimously recommends that Angion stockholders vote “FOR” the Accounting Firm Proposal as described in this proxy statement/prospectus/information statement.

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The Angion Board has determined and believes that adjourning the Angion special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal is advisable to, and in the best interests of, Angion and its stockholders and has approved and adopted the proposal. The Angion Board unanimously recommends that Angion stockholders vote “FOR” the Adjournment Proposal to adjourn the Angion special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal.

Record Date and Voting Power
Only holders of record of Angion common stock at the close of business on the record date,    , 2023, are entitled to notice of, and to vote at, the Angion special meeting. There were approximately     holders of record of Angion common stock at the close of business on the record date. At the close of business on the record date,     shares of Angion common stock were issued and outstanding. Each share of Angion common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section titled “Principal Stockholders of Angion” beginning on page 300 of this proxy statement/prospectus/information statement for information regarding persons known to Angion’s management to be the beneficial owners of more than 5% of the outstanding shares of Angion common stock.
Voting and Revocation of Proxies
The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the Angion Board for use at the Angion special meeting.
If you are a stockholder of record of Angion as of the record date referred to above, you may vote in person at the Angion special meeting or vote by proxy on the Internet, by telephone, or using the enclosed proxy card. Whether or not you plan to attend the Angion special meeting, Angion urges you to vote by proxy to ensure your vote is counted. You may still attend the Angion special meeting and vote in person if you have already voted by proxy. As a stockholder of record, you are entitled:
•	to vote in person, come to the Angion special meeting and Angion will give you a ballot when you arrive;
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to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Angion before the Angion special meeting, Angion will vote your shares as you direct;

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to vote on the Internet, go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m. Eastern Time on    , 2023 to be counted.

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to vote by telephone, go to the website on the proxy card or voting instruction form to complete an electronic proxy card, or call the toll-free number on the proxy card or voting instruction form to vote. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m. Eastern Time on    , 2023 to be counted.

If your Angion shares are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your Angion shares.
If you do not give instructions to your broker, the question of whether your broker or nominee will still be able to vote your shares depends on whether the NYSE deems the particular proposal to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholder, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.
For any Angion Proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any Angion Proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the Angion shares will be treated as broker non-votes. Broker non-votes occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.”
Angion believes that only the Reverse Stock Split Proposal and the Accounting Firm Proposal will be considered “routine” matters by the NYSE and all of the other Angion Proposals will be considered “non-routine” matters. This belief may be incorrect or change before the Angion special meeting. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the Angion Proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.
All properly executed proxies that are not revoked will be voted at the Angion special meeting and at any adjournments or postponements of the Angion special meeting in accordance with the instructions contained in the proxy. If a holder of Angion common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted:
•	“FOR” the Stock Issuance Proposal to approve the issuance of shares of Angion common stock pursuant to the Merger Agreement;
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“FOR” the Reverse Stock Split Proposal to approve the amendment to the certificate of incorporation of Angion effecting a reverse stock split at a ratio in the range from 5-for-1 to 30-for-1 with such specific ratio to be mutually agreed upon by Angion and Elicio or, if the Stock Issuance Proposal is not approved by Angion stockholders, determined solely by the Angion Board following the Angion special meeting;

•	FOR” the Exculpation Proposal to approve the amendment to the amended and restated certificate of incorporation of Angion to provide for the exculpation of officers;
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“FOR” the election of each of the two director nominees named in the Director Election Proposal in this proxy statement/prospectus/information statement to serve on the Angion Board as directors for a three-year term expiring at the 2026 Angion Annual Meeting of Stockholders;

•	“FOR” the Accounting Firm Proposal to ratify the appointment of Moss Adams LLP as Angion’s independent registered public accounting firm for the fiscal year ending December 31, 2023; and

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“FOR” the Adjournment Proposal to adjourn the Angion special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal and/or the Reverse Stock Split Proposal in accordance with the recommendation of the Angion Board.

Angion stockholders of record, other than those Angion stockholders who have executed the Support Agreements, may change their vote at any time before their proxy is voted at the Angion special meeting in one of three ways. You can revoke your proxy at any time before it is exercised by delivering a properly executed, later-dated proxy (including a proxy submitted by Internet or telephone), by delivering a written revocation before the Angion special meeting or by voting at the Angion special meeting. Executing your proxy in advance will not limit your right to vote at the Angion special meeting if you decide to attend the Angion special meeting. However, if your shares are held in the name of a broker, bank or other holder of record, you cannot vote at the Angion special meeting unless you have a legal proxy, executed in your favor, from the holder of record. If a Angion stockholder of record or a stockholder who owns Angion shares in “street name” has instructed a broker to vote its shares of Angion common stock, the stockholder must follow directions received from its broker to change those instructions.
A complete list of Angion stockholders entitled to vote at the Angion special meeting will be available for examination by any Angion stockholder in the Corporate Secretary’s Office at Angion Biomedica Corp., 7-57 Wells Avenue, Newton, Massachusetts 02459, for purposes pertaining to the Angion special meeting, during ordinary business hours for a period of 10 days before the Angion special meeting, and at the Angion special meeting. A complete list of Angion stockholders entitled to vote at the Angion special meeting will also be available for inspection during the Angion special meeting at www.virtualshareholdermeeting.com/ANGN2023SM by logging in with your 16-digit control number(s).
Required Vote
The presence, in person or represented by proxy, at the Angion special meeting of the holders of a majority of the shares of Angion common stock outstanding and entitled to vote at the Angion special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Assuming a quorum is present, the required vote for each of the Angion Proposals is as follows:
Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Stock Issuance Proposal	FOR votes from the holders of a majority of shares voting affirmatively or negatively (excluding abstentions and broker non-votes) on the matter	None	None

2	Reverse Stock Split Proposal	FOR votes from the holders of a majority of outstanding shares	Against	Against

3	Exculpation Proposal	FOR votes from the holders of a majority of outstanding shares	Against	Against

4	Director Election Proposal	Two nominees receiving the most FOR votes from the holders of shares present and entitled to vote	Withheld votes will have no effect	None

5	Accounting Firm Proposal	FOR votes from the holders of a majority of shares voting affirmatively or negatively (excluding abstentions and broker non-votes) on the matter	None	None

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
6	Adjournment Proposal	FOR votes from the holders of a majority of shares voting affirmatively or negatively (excluding abstentions and broker non-votes) on the matter	None	None
The information in the preceding table with respect to the effect of broker non-votes may be incorrect or change before the special meeting. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the Angion Proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.
If on the date of the Angion special meeting, or a date preceding the date on which the Angion special meeting is scheduled, Angion reasonably believes that (i) it will not receive proxies sufficient to obtain the required vote to approve the Angion Proposals, whether or not a quorum would be present or (ii) it will not have sufficient shares of Angion common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Angion special meeting, Angion may postpone or adjourn, or make one or more successive postponements or adjournments of, the Angion special meeting as long as the date of the Angion special meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.
No Angion Proposal is contingent upon any other Angion Proposal. However, each of the Stock Issuance Proposal and the Reverse Stock Split Proposal is a condition to the consummation of the Merger. Therefore, the Merger cannot be consummated without the approval of the Stock Issuance Proposal and the Reverse Stock Split Proposal.
As of March 15, 2023, the directors and executive officers of Angion owned approximately 19.6% of the outstanding shares of Angion common stock entitled to vote at the Angion special meeting. The directors and executive officers of Angion owning these shares are subject to support agreement to vote all shares of Angion common stock owned by them as of the record date in favor of the issuance of shares of Angion common stock in the merger pursuant to the Merger Agreement and the reverse stock split. As of March 15, 2023, Angion is not aware of any affiliate of Elicio owning any shares of Angion common stock entitled to vote at the Angion special meeting.
Attendance at the Angion Special Meeting and Voting at the Angion Special Meeting
You or your authorized proxy may attend the Angion special meeting virtually if you were a registered or beneficial stockholder of Angion common stock as of the Angion record date.
To participate in the Angion special meeting, visit www.virtualshareholdermeeting.com/ANGN2023SM and enter the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials. If you wish to submit a question during the Angion special meeting, log into the virtual meeting platform at www.virtualshareholdermeeting.com/ANGN2023SM, type your question into the “Ask a Question” field, and click “Submit.” Angion will respond to as many properly submitted questions during the relevant portion of the Angion special meeting agenda as time allows.
If Angion experiences technical difficulties during the Angion special meeting (e.g., a temporary or prolonged power outage), it will determine whether the Angion special meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Angion special meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, Angion will promptly notify stockholders of the decision via www.virtualshareholdermeeting.com/ANGN2023SM. Angion will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting website log-in page at www.virtualshareholdermeeting.com/ANGN2023SM.
Please note that you will not be able to attend the Angion special meeting in person.
The Angion special meeting will be held virtually conducted via live audio webcast. You will be able to attend the Angion special meeting by visiting www.virtualshareholdermeeting.com/ANGN2023SM and entering your control number as further explained in the accompanying proxy statement/prospectus/information statement. Angion recommends that you log in at least 15 minutes before the Angion special meeting to ensure you are logged in when the meeting starts.
If you own shares in street name through an account with a bank, broker or other nominee, please send proof of your Angion share ownership as of the Angion record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your registration request. If you are not sure what proof to send, check with your intermediary.
If your shares are registered in your name with Angion’s stock registrar and transfer agent, Continental Stock Transfer & Trust Company, no proof of ownership is necessary because Angion can verify your ownership.
Solicitation of Proxies; Expenses of Solicitation
The Angion Board is soliciting proxies for the Angion special meeting from its stockholders. Angion will bear a portion of the cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this joint proxy statement/prospectus/information statement, the Angion proxy card and any additional materials furnished to Angion stockholders. Proxies may be solicited by directors, officers and a small number of Angion’s regular employees by mail, email, in person and by telephone, but such persons will not receive any additional compensation for these activities. Angion has retained Mackenzie Partners, Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $9,500 plus reasonable out-of-pocket costs and expenses.
Tabulation of Votes
Angion will appoint Broadridge Investor Communication Solutions, Inc. (Broadridge) to serve as the Inspector of Election for the Angion special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.
Adjournments
Subject to certain restrictions contained in the Merger Agreement, the Angion special meeting may be adjourned to allow additional time for obtaining additional proxies. No notice of an adjourned meeting need be given if the time and place thereof are announced at the Angion special meeting at which the adjournment was taken unless: the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each Angion stockholder of record entitled to vote at the Angion special meeting; or if, after the adjournment, a new record date for determination of Angion stockholders entitled to vote is fixed for the adjourned meeting, in which case the Angion Board will fix as the record date for determining Angion stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Angion stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each Angion stockholder of record as of such record date.
At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Angion special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.
Other Matters
As of the date of this proxy statement/prospectus/information statement, the Angion Board does not know of any business to be presented at the Angion special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Angion special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.
Assistance and Additional Information
If you need assistance with submitting a proxy to vote your shares via the Internet, by telephone or by completing your Angion proxy card, or have questions regarding the Angion special meeting, please contact MacKenzie Partners, Inc, the proxy solicitor for Angion, at 1-800-322-2885 (toll-free), 212-929-5500 (call collect) or by email at Angion@mackenziepartners.com.

Your vote is very important regardless of the number of shares of Angion common stock that you own, and the matters to be considered at the Angion special meeting are of great importance to the stockholders of Angion. Accordingly, you are urged to read and carefully consider the information contained in this proxy statement/prospectus/information statement and promptly submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed Angion proxy card or voting instruction form in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed Angion proxy card.
Please vote your shares via the Internet or by telephone, or sign, date and return a Angion proxy card or voting instruction form promptly to ensure that your shares can be represented, even if you otherwise plan to attend the Angion special meeting.

THE MERGER
Background of the Merger
Prior to Angion’s July 25, 2022 announcement of its intention to explore strategic options for enhancing and preserving stockholder value, Angion was a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of novel small molecule therapeutics to address chronic and progressive fibrotic diseases. Since 2014, Angion has been focused on the clinical development of its ANG-3070 and ANG-3777 programs and translational work necessary to bring Angion’s pipeline programs to the clinic.
As part of the ongoing consideration and evaluation of its long-term prospects and strategies, the Angion Board frequently reviews, with Angion’s management and outside advisors, strategic and financial alternatives, considering developments in Angion’s business, the sectors in which it competes, the economy generally and financial markets, all with the goal of enhancing value for its stockholders. As part of this process, from time to time, members of Angion’s management and/or its advisors have engaged in business development and/or strategic discussions with industry participants, including strategic out-licensing and collaboration arrangements.
Until December 2021, ANG-3777, a hepatocyte growth factor mimetic, was Angion’s lead product candidate. In December 2021, Angion discontinued its clinical development plan for ANG-3777 because Angion did not believe the earlier Phase 2 and Phase 3 clinical trial results in the respective indications provided sufficiently strong support for regulatory approval.
After discontinuing the clinical development plan for ANG-3777, Angion continued developing its subsequent lead product candidate, ANG-3070, a highly selective oral tyrosine kinase receptor inhibitor in development as a treatment for fibrotic diseases, particularly in the kidney and lung.
On June 27, 2022, the Angion Board held a videoconference meeting, with representatives of management and representatives of Cooley LLP (“Cooley”), outside legal counsel to Angion, also attending. At this meeting, the Angion Board discussed information regarding the ongoing ANG-3070 Phase 2 dose-finding trial and determined that the risk versus benefit profile of ANG-3070 in patients with established serious kidney diseases did not support continuation of the Phase 2 dose-finding trial.
On June 29, 2022, Angion issued a press release announcing the decision to discontinue the Phase 2 dose-finding trial of ANG-3070. Angion announced plans to evaluate the best path forward for ANG-3070, as well as plans to evaluate strategic and operational options for Angion. Angion also announced that it expected to report cash and cash equivalents of greater than $60 million at the end of the second quarter of 2022.
On July 18, 2022, the Angion Board held a videoconference meeting, with representatives of Angion’s management and representatives of Cooley attending, to conduct a review of the value creation timelines for Angion’s current assets and to discuss strategic options for Angion, as well as its likely cash runway under such scenarios. The strategic options the Angion Board considered were remaining as a standalone company, dissolving Angion and distributing remaining cash to stockholders, and sale of the company, including through a reverse merger, sale to another company and sale to a private investor. The Angion Board discussed its fiduciary duties in connection with the evaluation of the strategic options available to Angion. The Angion Board considered the benefits and risks of the various strategic alternatives, including the likelihood of finding a counterparty for a transaction, and the timeline and costs associated with such strategic options. The Angion Board also discussed steps to preserve and extend its cash runway.
At this same meeting, the Angion Board discussed whether to engage a financial advisor to assist the Angion Board in evaluating such potential transactions. The Angion Board considered proposals received from two potential financial advisors with expertise in mergers and acquisitions in the biotechnology industry, including Oppenheimer. The Angion Board discussed with representatives of Oppenheimer its existing relationships with potential counterparties to a strategic transaction, and any potential conflicts of interest as a result thereof. The Angion Board also considered that Oppenheimer is an internationally recognized investment banking, financial advisory and securities firm with expertise in the biopharmaceutical sector that is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, including reverse merger transactions. The Angion Board then authorized Angion management to negotiate the terms of engagement of, and subsequently on July 24, 2022 authorized Angion management to engage, Oppenheimer as Angion’s exclusive financial advisor.

On July 25, 2022, Angion issued a press release announcing the decision to commence a process to explore and evaluate strategic options to enhance and preserve stockholder value, including through a potential reverse merger or other business combinations, and the engagement of Oppenheimer as Angion’s exclusive financial advisor to assist in this process.
On August 8, 2022, at the direction of the Angion Board, representatives of Oppenheimer began contacting a total of 234 parties to solicit interest in a potential transaction with Angion.
On August 15, 2022, Angion reported cash and cash equivalents totaling $63.4 million as of June 30, 2022, which was estimated to be sufficient to fund projected operating requirements for at least 12 months.
From August 22, 2022 through October 27, 2022, Angion received 44 written indications of interest, including from Company A, Company B, Company C, Company D, Company E, Company F and Company G.
On August 22, 2022, Angion received a non-binding indication of interest from Company A. Company A proposed a reverse merger, with a post-closing ownership split of 75.8% for Company A and 24.2% for Angion based on respective valuations of $125 million and $40 million and assuming Angion’s cash balance at closing is $35 million, which would be adjusted for Angion’s actual net cash at closing.
On August 23, 2022, Angion received a non-binding indication of interest from Company B. Company B proposed a reverse merger with a post-closing ownership split of 83% for Company B and 17% for Angion based on respective valuations of $241 million and $50 million and assuming Angion’s cash balance at closing is $35 million, which would be adjusted for Angion’s actual net cash at closing. Company B also proposed a concurrent financing of $40-50 million in the combined entity which would be consummated at the closing of the transaction.
On August 24, 2022, Angion received a non-binding indication of interest from Company C. Company C proposed a reverse merger with a post-closing ownership split of 30% for Company C and 70% for Angion based on respective valuations of $20 million and $46.7 million and assuming Angion’s cash balance at closing is $35 million, which would be adjusted for Angion’s actual net cash at closing. Company C also proposed that Angion’s management would remain in place at the post-closing entity to manage the company.
That same day, Angion received a non-binding indication of interest from Company D. Company D proposed a reverse merger with a post-closing ownership split of 78.4% for Company D and 21.6% for Angion based on respective valuations of $199.6 million and $55.0 million and assuming Angion’s cash balance at closing is $35 million, which would be adjusted for Angion’s actual net cash at closing. Company D also proposed a concurrent financing of $15 million in the combined entity which would be consummated at the closing of the transaction.
On August 29, 2022, Angion received a non-binding indication of interest from Company E. Company E proposed a reverse merger with a post-closing ownership split of 70.0% for Company E and 30.0% for Angion based on respective valuations of $125.0 million and $42.0 million and assuming Angion’s cash balance at closing is $35 million, which would be adjusted for Angion’s actual net cash at closing. Company E also proposed a concurrent financing of up to $45 million in the combined entity which would be consummated at the closing of the transaction.
From August 31, 2022 through December 6, 2022, over the course of the strategic review activities, Angion executed mutual confidential non-disclosure agreement with 30 companies, none of which contained a standstill provision. Representatives of Angion management, with the assistance of representatives of Oppenheimer, also held management presentations with various potential counterparties, including each of Elicio, Company A, Company B, Company C, Company D, Company E, Company F and Company G.
On September 9, 2022, the Angion Board held a videoconference meeting, with representatives of management, representatives of Oppenheimer and representatives of Cooley also attending. At this board meeting, the Angion Board approved the recommendation of Angion management to invite Company A, Company B, Company C, Company D and Company E to the next round of the process, during which the parties would conduct mutual due diligence.
The candidates were selected based on Angion management’s evaluation of certain characteristics, including the strength of the candidate’s programs and intellectual property from clinical, regulatory and commercial perspectives as well as financial terms of the counterparty’s proposal relative to the risks and potential benefits of such counterparty. In evaluating the strength of the candidate’s programs and intellectual property, the Angion Board considered factors such as the stage of the candidate’s development programs, the strength of the pre-clinical and clinical data, the number of programs as well as the potential for success and level of program risk. In evaluating the financial terms of the counterparty’s proposal, the Angion Board considered factors such as the rationale for the counterparty valuation, the need for additional financing to achieve clinical milestones, the ability of the counterparty to meet the reporting requirements of a public company, the timeline for value creation for Angion stockholders as well as the experience of the counterparty’s management.
On September 12, 2022, Angion, with representatives of Oppenheimer in attendance, held a telephonic meeting with representatives of each of Company A, Company B, Company C, Company D and Company E to invite them to the second-round of the process. An auction draft merger agreement was subsequently uploaded to Angion’s data room, as well as drafts of the related forms of lock-up agreement, Angion support agreement and counterparty support agreement.
On September 13, 2022, Company A, Company C and Company D were granted access to Angion’s virtual data room.
That same day, Company A granted Angion access to its virtual data room.
From September 13, 2022 through October 18, 2022, Angion and Company A conducted diligence on each other, including holding various financial and science due diligence calls with the respective management of the parties as well as with consultants of Angion and Company A present.
On September 14, 2022, Company B granted Angion access to its virtual data room, and on October 1, 2022, Company B was granted access to Angion’s virtual data room.
From September 14, 2022 through October 20, 2022, and in the case of Company B, from October 1, 2022 through October 20, 2022, each of Angion and Company B conducted diligence on the other party, including holding various financial, intellectual property, scientific and clinical diligence calls with the respective management of the parties with the consultants, and representatives of the financial and legal advisors of each of Angion and Company B present.
On September 20, 2022, Angion withdrew from its consideration Company E after Company E communicated a proposed increase in its valuation and a corresponding reduction in the post-closing ownership split for Angion from 30% to 17%.
That same day, Company C granted Angion access to its virtual data room. From September 20, 2022 through September 30, 2022, Angion and Company C conducted diligence on each other, including holding various financial, scientific and clinical diligence calls with the respective management of the parties with representatives of the financial advisors of each of Angion and Company C present.
Also that same day, Company D communicated its decision to withdraw from the process, after which Angion, with the assistance of representatives of Oppenheimer, discussed considering alternative candidates for a strategic transaction, in addition to continuing its diligence with respect to Company A, Company B and Company C.
On September 30, 2022, representatives of Oppenheimer, Company C and Company C’s financial advisor had a telephonic meeting, during which Company C communicated it would not proceed further in the process after Company C communicated that potential investors indicated a lack of support for a concurrent private investment in the combined company and therefore it would not be able to consummate a transaction.
On October 3, 2022, counsel to Company A sent a revised draft of the merger agreement to Cooley.
That same day, counsel to Company B sent a revised draft of the merger agreement to Cooley.
On October 4, 2022, Angion and representatives of Oppenheimer contacted Company G regarding pursuing a potential transaction with Angion.
On October 7, 2022, although up to this point Elicio had not yet submitted an indication of interest to Angion, due to Angion's interest in Elicio's pre-clinical and clinical programs, representatives of Oppenheimer, at the direction of Angion management, contacted Elicio regarding participating in the second-round of the process, during which the parties would conduct mutual due diligence.
From October 7, 2022 through October 26, 2022, Angion’s management team and Elicio’s management team continued to engage in discussions regarding a potential strategic transaction.

On October 10, 2022, Angion and Elicio entered a Mutual Non-Disclosure Agreement, which did not include a standstill.
On October 11, 2022, representatives of Oppenheimer, at the direction of Angion management, contacted Company F regarding participating in the second-round of the process, during which the parties would conduct mutual due diligence.
On October 13, 2022, representatives of Cooley sent a revised draft of the merger agreement to Company B.
Between October 13, 2022 and October 20, 2022, Angion management continued to conduct scientific and legal due diligence on Company B’s intellectual property. After concluding its review, Angion management determined not to move forward with Company B due to risks surrounding its clinical development programs.
On October 14, 2022, Angion received a non-binding indication of interest from Company G. Company G proposed a reverse merger with a post-closing ownership split of 75% for Company G and 25% for Angion based on respective valuations of $112.5 million and $37.5 million and assuming Angion’s cash balance at closing is $35 million, which would be adjusted for Angion’s actual net cash at closing. Company G also proposed that Angion make a $1 million non-refundable payment to Company G at the signing of non-binding letter of interest and an additional $1 million non-refundable payment at signing of the merger agreement to cover initial transaction expenses, to be credited towards Angion net cash at the closing of the potential transaction.
On October 19, 2022, Company F was granted access to Angion’s virtual data room, and on October 21, 2022, Company F granted Angion access to its virtual data room.
From October 19, 2022 through December 5, 2022, and in the case of Angion, from October 21, 2022 through December 5, 2022, each of Angion and Company F conducted diligence on the other party, including holding various financial and intellectual property diligence calls with the respective management of the parties with representatives of the financial and legal advisors of each of Angion and Company F present.
On October 21, 2022, representatives of Oppenheimer had a telephonic meeting with Company B, during which, at the direction of the Angion Board, the representatives of Oppenheimer communicated that Angion determined not to move forward with Company B.
On October 28, 2022, Angion received a non-binding indication of interest from Elicio (the “Elicio Initial Proposal”). Elicio proposed a reverse merger with a post-closing ownership split of 67.74% for Elicio and 32.23% for Angion based on respective valuations of $105 million and $50 million and assuming Angion’s cash balance at closing is $35 million, which would be adjusted for Angion’s actual net cash at closing. Elicio’s non-binding indication of interest also indicated its intention to proceed with a capital raise in the near-term to fund its operations.
On October 29, 2022, Angion received a second non-binding indication of interest from Company G. Company G proposed a reverse merger with a post-closing ownership split of 68% for Company G and 32% for Angion based on respective valuations of $79.7 million and $37.5 million and assuming Angion’s cash balance at closing is $35 million, which would be adjusted for Angion’s actual net cash at closing. Company G also removed the proposal that Angion make a $1 million non-refundable payment to Company G at the signing of non-binding letter of interest and an additional $1 million non-refundable payment at signing of the merger agreement.
On November 3, 2022, Elicio granted Angion access to its virtual data room, and Elicio was granted access to Angion’s virtual data room.
On November 7, 2022, Company G granted Angion access to its virtual data room and Angion granted Company G access to its virtual data room.
From November 7, 2022 through November 10, 2022, Angion and Company G conducted diligence on each other, including holding a financial diligence call with the respective management of the parties with representatives of Oppenheimer also present.
On November 10, 2022, representatives of Oppenheimer and Company G held a videoconference meeting, during which Company G communicated it would not proceed further in the process due to the expected timeline and costs associated with consummating a transaction.
On November 11, 2022, representatives of Oppenheimer, Angion’s management and consultants to Angion held a teleconference with representatives of Elicio’s management to discuss the indications being pursued by Elicio.

On November 15, 2022, representatives of Oppenheimer, Angion’s management and consultants to Angion held a diligence call with Elicio’s management.
On November 17, 2022, the Angion Board held a videoconference meeting, with representatives of management, representatives of Oppenheimer and representatives of Cooley also attending. At this board meeting, Angion management provided the Angion Board with an update with respect to the strategic transaction process, including the counterparties under consideration as well as the expected timeline of the process. The Angion Board considered the Elicio Initial Proposal and discussed Elicio’s pre-clinical and clinical programs and its current financial position. Angion management updated the Board with respect to the scientific diligence efforts conducted to date on Elicio, as well as the positive feedback received with respect to Elicio’s programs from consultants as well as independent key opinion leaders. During this meeting, after considering Elicio’s request to enter into exclusivity to advance discussions regarding a potential strategic transaction, the Angion Board also delegated to Dr. Venkatesan the authority to enter negotiations regarding exclusivity with Elicio, subject to alignment on certain deal terms. Angion management also proposed scheduling a presentation by Elicio to the Angion Board regarding Elicio’s pre-clinical and clinical programs, which was subsequently scheduled for November 21, 2022.
On November 18, 2022, after discussions between Angion’s management team and Elicio’s management team, Angion sent Elicio a form of non-binding term sheet and requested that Elicio populate key terms pursuant to which it would be willing to pursue a potential transaction.
That same day, representatives of Oppenheimer, Company A and Company A’s financial advisor held a telephonic meeting, during which Company A communicated it would not proceed further in the process due to Company A’s lack of preparedness to become a public company and concerns surrounding its corporate structure.
On November 21, 2022, the Angion Board held a videoconference meeting, with representatives of management, representatives of Oppenheimer and representatives of Cooley also attending. Representatives of Elicio management also attended this meeting. During this meeting, representatives of Elicio management discussed with the Angion Board Elicio’s amphiphile (AMP) technology and Elicio’s pre-clinical and clinical programs, including ELI-002, an AMP therapeutic vaccine targeting KRAS-driven cancers, as well as Elicio’s plan to advance and evolve the programs toward regulatory approval. Representatives of Elicio management also discussed with the Angion Board Elicio’s current financial position.
On November 28, 2022, Elicio submitted a non-binding term sheet (the November 28 Term Sheet) that reflected a post-closing ownership split of 69.5% for Elicio and 30.5% for Angion equity holders on a fully diluted basis for each of Elicio and Angion, and, for Angion, using the treasury stock method and excluding out-of-the-money options and out-of-the money warrants of Angion. The post-closing ownership reflected relative valuations of $105 million and $46 million and assumed Angion’s net cash at closing was $31 million. The November 28 Term Sheet included terms for Angion to provide a $10 million bridge loan to Elicio, bearing interest at 1.0% annually upon signing of the merger agreement, with the loan forgiven at closing and credited towards Angion’s net cash. Additionally, the November 28 Term Sheet proposed a nine member board of directors with six designees from Elicio and three designees from Angion, that the continuing executive officers and directors of the combined company, as well as the existing major investors of each of Angion and Elicio, enter into lock-up agreements for a period of 180 days following the closing of the proposed merger, that officers and directors of each of Angion and Elicio, together with any stockholders of Angion and Elicio, respectively, affiliated with any such officer or director, enter into support agreements to vote in favor of the proposed merger, a binding 45-day exclusivity provision, a detailed definition of Angion net cash, that the definitive agreement include customary deal protections such as no-shop provisions and fiduciary outs for both parties, and included a condition to Elicio’s obligation to consummate the proposed merger that Angion net cash at closing be at least $25 million.
On November 30, 2022, Dr. Venkatesan and Robert Connelly, the Chief Executive Officer of Elicio, held a telephonic meeting to discuss the November 28 Term Sheet, including the post-closing ownership split, the terms of the bridge loan, including a collar on the calculation for Angion net cash and Angion’s proposal to reduce the exclusivity period to 30 days.
Later that day, representatives of Oppenheimer, at the direction of Angion management, delivered to Elicio a revised non-binding term sheet (the November 30 Term Sheet), proposing a post-closing ownership of 65.0% for Elicio and 35.0% for Angion equity holders, but accepting that post-closing ownership would be calculated on a fully diluted basis for each of Elicio and Angion, and, for Angion, using the treasury stock method and excluding out-of-the-money options and out-of-the money warrants of Angion. The November 30 Term Sheet included a collar such that the post-closing ownership split would be subject to adjustment only to the extent Angion’s actual net cash at closing is greater than $30 million or less than $25 million. The November 30 Term Sheet revised the terms of the proposed bridge loan to have an original issue discount of 20% based on a principal amount of $12.5 million, and added a conversion right to convert the principal amount of the bridge loan into Elicio common stock under certain circumstances. The November 30 Term Sheet also reduced the exclusivity period to 30 days, included a more detailed definition of Angion net cash, proposed that stockholders affiliated with Angion directors, instead of major investors of Angion, be required to enter into the lock-up agreements, added the requirement that major investors of Elicio enter into support agreements and removed the minimum Angion net cash condition.
That same day, Angion received a non-binding indication of interest from Company F. Company F proposed a reverse merger with a post-closing ownership split of 78% for Company F and 22% for Angion based on respective valuations of $195 million and $55 million and assuming Angion’s cash balance at closing is $30 million, which would be adjusted for Angion’s actual net cash at closing.
On December 3, 2022, Mr. Connelly sent Dr. Venkatesan a revised non-binding term sheet (the December 3 Term Sheet), including a post-closing ownership of 69.5% for Elicio and 30.5% for Angion equity holders. The December 3 Term Sheet revised the collar range such that the post-closing ownership split would be subject to adjustment to the extent Angion’s actual net cash at closing is greater than $33 million or less than $29 million, and also added that Angion net cash would be adjusted dollar-for-dollar to the extent Angion has any outstanding lease obligations after closing. The December 3 Term Sheet also revised the terms of the proposed bridge loan, including removing the conversion right to convert the principal amount of the bridge loan into Elicio common stock. The December 3 Term Sheet also included certain changes to the definition of Angion net cash, clarified that holders of 5% or more of the outstanding securities of Elicio on a fully diluted basis would be required to enter into support agreements and added back the minimum Angion net cash condition.
From December 3, 2022 through December 6, 2022, Angion management, with the assistance of representatives of Oppenheimer and Cooley, continued to negotiate with Elicio outstanding issues in the December 3 Term Sheet, including the post-closing ownership split, the collar range and the terms of the bridge loan.
On December 5, 2022, representatives of Oppenheimer and Company F had a telephonic meeting, during which Company F communicated it would not proceed further in the process due to time and costs associated with regulatory approval with respect to Company F’s clinical development plans.
On December 6, 2022, Dr. Venkatesan and Mr. Connelly held a telephonic meeting to discuss outstanding issues in the December 3 Term Sheet.
Later that same day, Dr. Venkatesan sent Mr. Connelly a revised non-binding term sheet (the December 6 Term Sheet), including a post-closing ownership of 67.5% for Elicio and 32.5% for Angion equity holders. The December 6 Term Sheet revised the collar range such that the post-closing ownership split would be subject to adjustment to the extent Angion’s actual net cash at closing is greater than $33 million or less than $28 million. The December 6 Term Sheet also removed the terms of the bridge loan based on discussions between Angion management and Elicio management for Elicio to procure alternative sources of interim financing. The December 6 Term Sheet also proposed that exclusivity end on December 31, 2022, included certain changes to the definition of Angion net cash and included certain changes regarding the potential sale of Angion’s assets.
On December 7, 2022, Mr. Connelly sent Dr. Venkatesan a revised non-binding term sheet (the December 7 First Term Sheet), including a post-closing ownership of 69.5% for Elicio and 30.5% for Angion equity holders. The December 7 First Term Sheet revised the collar range such that the post-closing ownership split would be subject to adjustment to the extent Angion’s actual net cash at closing is greater than $31 million or less than $28 million, and added that the post-closing equity split would be adjusted dollar-for-dollar to the extent Elicio closes any equity investment prior to the closing. The December 7 First Term Sheet also proposed a nine member board of directors with seven designees from Elicio and two designees from Angion, proposed that exclusivity end 30 days after the signing of the term sheet and included certain changes to the definition of Angion net cash. Additionally, the December 7 First Term Sheet also included the option for current investors of Elicio (or affiliates thereof) to invest up to $15 million in equity of Elicio prior to Closing without consent from Angion.
After receiving the December 7 First Term Sheet, later that day, representatives of Oppenheimer, at the direction of Angion management, communicated to Elicio management that Elicio would need to improve the terms of its proposal in order for discussions to proceed further.

Later that same day, Elicio sent Angion a revised non-binding term sheet (the December 7 Second Sheet), including a post-closing ownership of 68.0% for Elicio and 32.0% for Angion equity holders. The December 7 Second Term Sheet revised the collar range such that the post-closing ownership split would be subject to adjustment to the extent Angion’s actual net cash at closing is greater than $31 million or less than $27 million, and removed the term that the post-closing equity split would be adjusted dollar-for-dollar to the extent Elicio closes any equity investment prior to the closing. The December 7 Second Term Sheet proposed that the $15 million investment contemplated in the December 7 First Term Sheet may be in the form of debt, equity, or convertible debt or equity of Elicio.
On December 8, 2022, Dr. Venkatesan sent Mr. Connelly a revised term sheet with a clarifying change but otherwise accepting the terms of the December 7 Second Term Sheet.
On December 13, 2022, Elicio management discussed with representatives of Oppenheimer that the intended source of interim financing had notified Elicio that it no longer intended to proceed with providing Elicio with interim financing. Representatives of Oppenheimer and Elicio discussed the proposal for Angion to provide a bridge loan to Elicio, as had been previously contemplated in the November 30 Term Sheet and the December 3 Term Sheet.
On December 14, 2022, Dr. Venkatesan sent Mr. Connelly a revised term sheet, executed by Angion (the December 14 Term Sheet), adding back terms for Angion to provide a bridge loan. The December 14 Term Sheet proposed that the bridge loan would have an original issue discount of 20% based on a principal amount of $12.5 million. The December 14 Term Sheet also provided that if the merger was consummated or Elicio terminated the merger agreement for Angion’s breach of the merger agreement under certain circumstances, the bridge loan would bear simple interest at 1.0% annually from and after the date of the merger agreement based on a principal amount equal to the amount actually advanced by Angion. Pursuant to the December 14 Term Sheet, if Angion terminated the merger agreement for Elicio’s breach of the merger agreement under circumstances, the outstanding principal balance of the bridge note would be paid back by Elicio within ten business days of such termination. The December 14 Term Sheet also included a post-closing ownership of 65.5% for Elicio and 34.5% for Angion equity holders. The December 14 Term Sheet revised the collar range such that the post-closing ownership split would be subject to adjustment to the extent Angion’s actual net cash at closing is greater than $31.5 million or less than $26.5 million. The December 14 Term Sheet also included that Elicio would not have the right to terminate the merger agreement for any fiduciary out, proposed a nine member board of directors with six designees from Elicio and three designees from Angion, proposed that exclusivity end on January 6, 2023 and included certain clarifications to the definition of Angion net cash. Additionally, the December 14 Term Sheet clarified that the $15 million investment contemplated by the December 7 Second Term Sheet, which investment may be in debt, equity, or convertible debt or equity of Elicio, would all be converted into equity of Elicio at the Closing.
On December 15, 2022, Angion’s management, Elicio’s management and representatives of Oppenheimer held a teleconference meeting to discuss financial due diligence matters.
Later that day, Elicio sent Angion a revised non-binding term sheet (the December 15 Term Sheet), proposing certain changes to the terms of the bridge loan and deleting the provision that Elicio would not have the right to terminate the merger agreement for any fiduciary out.
After receiving the December 15 Term Sheet, later that same day, representatives of Oppenheimer, at the direction of Angion management, communicated to Elicio management that the changes in the December 15 Term Sheet were not acceptable to Angion and that the December 14 Term Sheet was Angion’s final offer.
On December 17, 2022, Elicio accepted the terms of the December 14 Term Sheet and delivered a countersigned term sheet to Angion.
On December 20, 2022, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (Mintz Levin), outside legal counsel to Elicio, sent a revised draft of the merger agreement to Angion and Cooley.
Later that same day, Mintz Levin sent revised drafts of the forms of lock-up agreement, Angion support agreement and Elicio support agreement, and the agreements were subsequently negotiated and finalized.
On December 22, 2022, the Angion Board held a videoconference meeting, with representatives of management and representatives of Cooley also attending. At this board meeting, Angion management provided the Angion Board with an update with respect to the potential strategic transaction with Elicio, including the key terms of the December 14 Term Sheet.

On December 23, 2022, Cooley sent Mintz Levin a revised draft of the merger agreement, which, among other things, limited the circumstances under which Elicio can terminate the merger agreement, limited the circumstances in which a termination fee would by payable by Angion to Elicio, reduced the termination fee payable by Angion to Elicio, limited the circumstances in which Angion would be required to reimburse Elicio its expenses if the merger agreement is terminated under certain circumstances, including where the merger agreement is terminated because Angion fails to obtain the stockholder vote to approve the transactions contemplated by the merger agreement, and modified the definition of Parent Material Adverse Effect and Company Material Adverse Effect.
On December 27, 2022, representatives of Cooley, Mintz Levin and Goulston & Storrs PC (G&S), outside legal counsel to Elicio, held a telephonic meeting to discuss the open issues in the merger agreement, including with respect to the circumstances under which Elicio can terminate the merger agreement, the circumstances in which a termination fee would be payable by Angion to Elicio, the termination fee payable by Angion to Elicio, the circumstances in which Angion would be required to reimburse Elicio its expenses if the merger agreement is terminated under certain circumstances, including where the merger agreement is terminated because Angion fails to obtain the stockholder vote to approve the transactions contemplated by the merger agreement, and the definitions of Parent Material Adverse Effect and Company Material Adverse Effect.
On December 28, 2022, Mintz Levin sent Cooley a revised draft of the merger agreement.
On December 29, 2022, Cooley sent Mintz Levin an initial draft of the note purchase agreement and form of note, which were subsequently negotiated and finalized.
On January 2, 2023, Dr. Venkatesan and Mr. Connelly had a telephonic meeting to discuss the open points in the merger agreement.
On January 3, 2023, representatives of Cooley, Mintz Levin and G&S held a telephonic meeting to discuss the open issues in the merger agreement, including with respect to the circumstances under which Elicio can terminate the merger agreement and expanded the circumstances in which a termination fee would by payable by Angion to Elicio.
On January 4, 2023, Mintz Levin sent Cooley a revised draft of the merger agreement. The parties continued to negotiate and exchange drafts of the merger agreement until it was finalized and subsequently executed on January 17, 2023.
On January 6, 2023, the parties executed an extension of exclusivity, agreeing to extend the end of the exclusivity period from January 6, 2023 to January 17, 2023.
From January 6, 2023 to January 13, 2023, the parties continued to work through open due diligence requests, exchanged drafts of each party’s disclosure schedules and drafts of the merger agreement and engaged in related discussions to finalize the transaction documents.
On January 13, 2023, the Angion Board held a videoconference meeting, with Angion management and representatives of Oppenheimer and representatives of Cooley present, to review the terms of the Merger Agreement and related ancillary agreements, and to vote on whether to approve entry into the Merger Agreement with Elicio. Representatives of Oppenheimer reviewed with the Angion Board Oppenheimer’s financial analyses of the Exchange Ratio. Representatives of Oppenheimer then delivered to the Angion Board the oral opinion of Oppenheimer, which was subsequently confirmed in writing via a written opinion dated January 13, 2023, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Oppenheimer as set forth in its written opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to Angion, as more fully described below in the section titled “—Opinion of Angion’s Financial Advisor.” Following the presentation by representatives of Oppenheimer, representatives of Cooley reviewed with the Board its fiduciary duties applicable in connection with the strategic transaction process, including the proposed Merger, and the material terms of the draft Merger Agreement and related ancillary agreements. The Angion Board then discussed the potential transaction with Elicio, and, after considering the matters discussed during that meeting and prior meetings of the Angion Board (for more information, see the section titled “—Reasons for the Merger”), the Angion Board unanimously (i) determined that entry into the Merger Agreement and the Contemplated Transactions, were advisable and fair to, and in the best interests of, Angion and its stockholders; (ii) authorized, approved and declared advisable the Merger Agreement and the Contemplated Transactions, including the issuance of shares of Common Stock to the stockholders of Elicio pursuant to the terms of the Merger Agreement, the change of control of Angion, and other actions contemplated by the Merger Agreement, (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Angion vote to approve the Angion Stockholder Matters; and (iv) approved the Angion Support Agreements and the transactions contemplated thereby.
On January 17, 2023, representatives of Angion, Merger Sub and Elicio executed the definitive Merger Agreement. Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Angion and Elicio delivered the Angion Support Agreements and Elicio Support Agreements, respectively.
That same day, the execution of the Merger Agreement was publicly announced before the Nasdaq Stock Market opened for the day.
Angion Reasons for the Merger
At a meeting held on January 13, 2023, among other things, the Angion Board unanimously (i) determined that the Merger and the other transactions and actions contemplated by the Merger Agreement (collectively, the Contemplated Transactions) are fair to, advisable and in the best interests of Angion and its stockholders; (ii) authorized, approved and declared advisable the Merger Agreement and the Contemplated Transactions, including the issuance of shares of Angion common stock to the stockholders of Elicio pursuant to the terms of the Merger Agreement, the change of control of Angion, and other actions contemplated by the Merger Agreement; (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Angion vote to approve the Angion Stockholder Matters (as defined in the section titled “Special Meeting of Angion Stockholders”); and (iv) approved the Angion Stockholder Support Agreements and the transactions contemplated thereby.
The Angion Board considered the following reasons in reaching its conclusion to approve the Merger Agreement, the Merger and the other Contemplated Transactions and to recommend that the stockholders of Angion vote to approve the Angion Stockholder Matters, all of which the Angion Board viewed as supporting its decision to approve the Merger with Elicio:
•
the Angion Board, with the assistance of its advisors, undertook a comprehensive and thorough process of reviewing and analyzing potential strategic options, including remaining a standalone company pursuing a focused pipeline, a liquidation to distribute available cash, strategic mergers and acquisitions, including through a reverse merger, sale to a third party and sale to insiders or a private investor, to identify the opportunity that would, in the Angion Board’s opinion, create the most value for Angion’s stockholders;

•
the Angion Board believes that, as a result of arm’s length negotiations with Elicio, Angion and its representatives negotiated the most favorable Exchange Ratio for Angion’s stockholders to which Elicio was willing to agree, and that the terms of the Merger Agreement include the most favorable terms to Angion in the aggregate to which Elicio was willing to agree;

•
the Angion Board’s belief, after a thorough review of strategic alternatives and discussions with Angion senior management, representatives of its financial advisor and legal counsel, that the Merger is more favorable to Angion’s stockholders than the potential value that might have resulted from other strategic options available to Angion;

•
the Angion Board’s belief, based in part on clinical and scientific diligence and an analysis process conducted over several weeks by Angion’s management and reviewed with the Angion Board (which included numerous clinical and scientific diligence calls by Angion’s diligence team composed of internal and external subject matter experts, specializing in pre-clinical science, clinical development, clinical operations, regulatory, manufacturing, intellectual property, and commercialization, which diligence team had access to and comprehensively reviewed Elicio’s virtual data room, with Elicio’s management on Elicio’s programs, including its lead clinical development program ELI-002, and with feedback from such diligence calls from consultants and key opinion leaders), that with respect to Elicio’s product pipeline and the potential market opportunity for Elicio’s product candidates, Elicio’s product candidates have the potential to create meaningful value for the stockholders of the combined company and an opportunity for Angion’s stockholders to participate in the potential growth of the combined company;

•
the Angion Board also reviewed with the management of Angion and the management of Elicio the current plans of Elicio for developing ELI-002 and Elicio’s other product candidates to confirm the likelihood that the combined organization would possess sufficient financial resources to allow the combined company’s management team to focus on the continued development and anticipated commercialization of those development candidates. The Angion Board also considered the possibility that the combined company would be able to take advantage of the potential benefits resulting from the combination of Angion’s public company structure with Elicio’s business to raise additional funds in the future;
•	the ability of Elicio to operate as a public company;
•
the fact that the combined company will be led by an experienced industry chief executive officer and management team, many members of which have extensive drug development, research and development, business and regulatory expertise, and a board of directors with representation from the current Angion Board and Elicio Board; and

•
the oral opinion of Oppenheimer, subsequently confirmed in writing, to the Angion Board (in its capacity as such), to the effect that, as of January 13, 2023, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Oppenheimer in preparing its opinion set forth in its written opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement, was fair, from a financial point of view, to Angion, as more fully described below under the section captioned “The Merger–Opinion of Angion’s Financial Advisor.”

The Angion Board also reviewed various reasons impacting the financial condition, results of operations and prospects of Angion, including:
•	the strategic alternatives to the Merger, including potential transactions that could have resulted from discussions that Angion’s management conducted with other potential merger partners;
•
the risks associated with Angion remaining a standalone company pursuing a limited pipeline and preclinical programs including liquidity needs and cash-burn related to, among other things, funding Angion’s development pipeline;

•
the risks associated with expected length of the program timelines of Angion’s current assets, including the expected length of the ANG-3070 and ANG-3777 program timelines, and business development opportunities and the financing sources available to Angion based on such timelines;

•	the risks associated with Angion’s ability to attract and retain talent;
•
the risks associated with the need to obtain substantial amounts of financing to continue its operations and to continue the development of its current programs if Angion were to remain an independent company; and

•
the risks and delays associated with, and uncertain value and costs to Angion’s stockholders of, liquidating Angion, including, without limitation, the uncertainties of continuing cash burn while contingent liabilities are resolved and uncertainty of timing of release of cash until contingent liabilities are resolved.

The Angion Board also reviewed the terms and conditions of the Merger Agreement and the Contemplated Transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:
•
the initial estimated Exchange Ratio used to establish the number of shares of Angion common stock to be issued to Elicio’s stockholders in the Merger was determined based on the relative valuations of Angion and Elicio, and thus the relative percentage ownership of Angion’s stockholders and Elicio’s stockholders immediately following the completion of the Merger is subject to change based on the amount of Angion Net Cash at Closing to the extent it is greater than $31.5 million or less than $26.5 million, subject to certain exceptions as more fully described below under the caption “The Merger—Exchange Ratio”;

•
a dollar-for-dollar adjustment to Angion Net Cash for amounts received by Angion (or which Angion is contractually entitled to receive (subject to certain limitations)) for the sale of its legacy assets, if successful, as of the Closing Date;

•
the limited number and nature of the conditions to Elicio’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

•	the respective right of, and limitation on, Angion under the Merger Agreement to consider certain unsolicited Acquisition Proposals under certain circumstances should Angion receive a Superior Offer;
•
the reasonableness of the potential termination fee of $2 million, or $1 million in certain circumstances, and related reimbursement of certain transaction expenses capped at $500,000, which could become payable by Angion to Elicio if the Merger Agreement is terminated in certain circumstances;

•
the Support Agreements, pursuant to which certain directors, officers and stockholders of Angion and Elicio have agreed, solely in their capacity as stockholders of Angion and Elicio, respectively, to vote all of their shares of Angion common stock or Elicio capital stock in favor of the approval or adoption, respectively, of the Merger Agreement and the Contemplated Transactions;

•
the agreement of Elicio to provide the written consent of Elicio’s stockholders necessary to adopt the Merger Agreement thereby approving the Merger and the other Contemplated Transactions within three days of the Registration Statement becoming effective; and

•
the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Angion Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:
•
the $2 million, or $1 million in certain circumstances, termination fee payable by Angion to Elicio upon the termination of the Merger Agreement in certain circumstances, the $1 million termination fee payable by Elicio to Angion upon the termination of the Merger Agreement in certain circumstances, up to $0.5 million in expense reimbursement payable by Angion to Elicio or by Elicio to Angion, as applicable, in the event of a termination of the Merger Agreement in certain circumstances, and the potential effect of the fees in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Angion’s stockholders;

•	the substantial expenses to be incurred in connection with the Merger, including the costs associated with any related litigation;
•	the likelihood of disruptive stockholder litigation following announcement of the Merger;
•	the possible volatility, at least in the short term, of the trading price of Angion common stock resulting from the announcement of the Merger;
•
the risk that the Merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Merger or delay or failure to complete the Merger on the reputation of Angion;

•	the likely detrimental effect on Angion’s cash position, stock price and ability to initiate another process and to successfully complete an alternative transaction should the Merger not be completed;
•
the risk to Angion’s business, operations and financial results in the event that the Merger is not consummated, including the diminution of Angion’s cash and the significant challenges associated with the need to raise additional capital through the public or private sale of equity securities;

•	the early stage of development of Elicio’s product candidates, which, in the future, may not be successfully developed into products that are marketed and sold;
•
the strategic direction of the combined company following the completion of the Merger, which will be determined by a board of directors initially comprised of a majority of the directors designated by Elicio; and

•
various other risks associated with the combined company and the Merger, including those described in the section titled “Risk Factors” beginning on page 20 of this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the Angion Board are the material factors considered by the Angion Board. In view of the wide variety of reasons considered in connection with its evaluation of the Merger and the complexity of these matters, the Angion Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these reasons. In considering the reasons described above, individual members of the Angion Board may have given different weight to different reasons. The Angion Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Angion’s management team and the legal and financial advisors of Angion, and considered the reasons overall to be favorable to, and to support, its determination. In arriving at their respective recommendations, the members of the Angion Board considered the interests of Angion’s executive officers and directors as described under the caption “The Merger—Interests of the Angion Directors and Executive Officers in the Merger”.
Elicio Reasons for the Merger
The following discussion sets forth material factors considered by the Elicio Board in reaching its determination to approve the terms and authorize the execution of the Merger Agreement for the purpose of implementing the Merger; however, it may not include all of the factors considered by the Elicio Board. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement, the Elicio Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Elicio Board viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.
In the course of reaching its decision to approve the terms and authorize the execution of the Merger Agreement for the purpose of consummating the Merger, the Elicio Board consulted with Elicio’s senior management and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:
•	historical and current information concerning Elicio’s business, including its financial performance and condition, operations, management and competitive position;
•
Elicio’s prospects if it were to remain an independent privately held company, including its need to obtain additional financing and the terms on which it would be able to obtain such financing, if at all;

•
the Elicio Board’s belief that no alternatives to the Merger were reasonably likely to create greater value for Elicio stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Elicio Board;

•	the cash resources of the combined company expected to be available at the Closing and the anticipated burn rate of the combined organization;
•	the broader range of investors to support the development of Elicio’s product candidates than it could otherwise obtain if it continued to operate as a privately held company;
•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;
•	the expectation that the Merger with Angion would be a more time- and cost-effective means to access capital than other options considered;
•	the expectation that substantially all of Elicio’s employees, particularly its management, will serve in similar roles at the combined organization;
•
the fact that shares of Angion common stock issued to Elicio stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Elicio stockholders who are not affiliates of Elicio and who are not parties to the Lock-Up Agreements;

•
the Support Agreements, pursuant to which certain directors, officers and stockholders of Angion and Elicio, respectively, have agreed, solely in their capacity as stockholders of Angion and Elicio, respectively, to vote all of their shares of Elicio capital stock or Angion common stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•	the ability to obtain a Nasdaq listing and comply with Nasdaq listing requirements;
•	the terms and conditions of the Merger Agreement, including, without limitation, the following:
○
the expected relative percentage ownership of Angion securityholders and Elicio securityholders in the combined organization initially at the Closing and the implied valuation of Elicio based on Angion’s cash contribution to the combined organization;

○	the parties' representations, warranties and covenants and the conditions to their respective obligations;
○	the limited number and nature of the conditions of the obligation of Angion to consummate the Merger; and
○	the likelihood that the Merger will be consummated on a timely basis.
Elicio’s Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:
•	the risk that the potential benefits of the Merger Agreement may not be realized;
•
the risk that future sales of common stock by existing Angion stockholders may cause the price of Angion common stock to fall, thus reducing the value of the consideration received by Elicio stockholders in the Merger;

•	the termination fee of $1 million and/or expense reimbursements of up to $500,000, payable by Elicio to Angion upon the occurrence of certain events, and the
•	the price volatility of Angion’s common stock, which may reduce the value of Angion common stock that Elicio stockholders will receive upon the Closing;
•	the potential reduction of Angion’s net cash prior to Closing;
•	the possibility that Angion could under certain circumstances consider unsolicited acquisition proposals if superior to the Merger;
•
the possibility that the Merger might not be completed for a variety of reasons, such as the failure of Angion to obtain the required stockholder vote, and the potential adverse effect on the reputation of Elicio and the ability of Elicio to obtain financing in the future in the event the Merger is not completed;

•	the risk that the Merger might not be consummated in a timely manner or at all;
•	the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the organizations;
•	the additional expenses that Elicio’s business will be subject to as a public company following the Closing to which it has not previously been subject; and
various other risks associated with the combined organization and the Merger, including the risks described in the section titled “Risk Factors” beginning on page 20.
The Elicio Board weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the Elicio Board unanimously approved the terms and authorized execution of the Merger Agreement for the purpose of implementing the Merger.
Opinion of Angion’s Financial Advisor
Angion engaged Oppenheimer to render a written opinion (the Opinion), to the Angion Board as to the fairness, from a financial point of view, to Angion of the Exchange Ratio in the proposed Merger pursuant to the Merger Agreement. Angion selected Oppenheimer because Oppenheimer is a nationally recognized investment banking firm with substantial experience in transactions similar to the proposed Merger.
As part of Oppenheimer’s engagement, representatives of Oppenheimer attended (via conference call) the meeting of the Angion Board held on January 13, 2023, at which the Angion Board evaluated the proposed Merger. At this meeting, Oppenheimer reviewed with the Angion Board Oppenheimer’s financial analyses of the Exchange Ratio and rendered its opinion, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Oppenheimer as set forth in its opinion, as to the fairness, from a financial point of view, to Angion of the Exchange Ratio in the proposed Merger pursuant to the Merger Agreement.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Oppenheimer in preparing its opinion. Oppenheimer’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Angion Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The opinion addressed the fairness, from a financial point of view, to Angion of the Exchange Ratio in the proposed Merger pursuant to the Merger Agreement. It did not address the underlying business decision of the Angion Board to engage in the Merger or enter into the Merger Agreement. It does not constitute a recommendation to the Angion Board in connection with the Merger or a recommendation to any holder of Angion common stock as to how to vote or act in connection with the Merger or any other matter, or whether to enter into a support agreement with either Angion or Elicio, nor does it constitute a recommendation on whether or not any Angion stockholder should exercise any dissenters’ or appraisal rights that may be available to any Angion stockholder.
In connection with the opinion, Oppenheimer:
•	reviewed a draft of the Merger Agreement labeled “Execution Version” sent to Oppenheimer on January 12, 2023;
•
reviewed (i) audited financial statements of Elicio for the fiscal years ended December 31, 2020, and 2021, (ii) unaudited financial statements of Elicio for the eleven-month period ended November 30, 2022, and (iii) unaudited cash balance as of December 31, 2022;

•
reviewed financial forecasts and estimates relating to Elicio prepared by the senior management of Elicio as adjusted by the management of Angion and approved for Oppenheimer’s use by the Angion Board (the Elicio Projections);

•	held discussions with the senior management and advisors of each of Elicio and Angion with respect to the business and prospects of each of Elicio and Angion, respectively;
•	reviewed and analyzed certain publicly available financial data for companies that Oppenheimer deemed relevant in evaluating Elicio;
•	considered the financial terms of certain initial public offerings that Oppenheimer deemed relevant;
•	reviewed other public information concerning Elicio;
•
reviewed a certificate addressed to Oppenheimer from senior management of Angion which contained, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Oppenheimer by or on behalf of Angion; and

•	performed certain other analyses, reviewed such other information and considered such other factors as Oppenheimer deemed appropriate.
In rendering the opinion, Oppenheimer relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with Oppenheimer by Angion and its employees, representatives and affiliates or otherwise reviewed by Oppenheimer. With respect to the Elicio Projections, Oppenheimer assumed, at the direction of Angion management and with the Angion Board’s consent, without independent verification or investigation, that the Elicio Projections were reasonably prepared on bases reflecting the best available information, estimates and judgments of Elicio, as adjusted by Angion management, as to Elicio’s future financial condition and operating results. At the direction of representatives of Angion, Oppenheimer also assumed that the final terms of the Merger Agreement would not vary materially from those set forth in the draft reviewed by it. Oppenheimer also assumed, with Angion’s consent, that the Merger would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition would be imposed that would result in the disposition of any assets of Angion or Elicio or otherwise have an adverse effect on Angion, Elicio or the Merger. Oppenheimer also assumed, with the consent of the Angion Board, that the Merger would qualify as a tax-free transaction. Oppenheimer also assumed that there were no material changes in the assets, liabilities, financial conditions, results of operations, business or prospects of Elicio since the date of the last financial statements of Elicio that were made available to Oppenheimer. Oppenheimer neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Angion or Elicio. For purposes of its opinion and its financial analyses underlying its opinion, Oppenheimer relied upon and assumed, at the direction of Angion’s management with Angion’s consent, without independent verification, that (i) Angion had approximately 30,131,275 shares of common stock issued and outstanding on a fully-diluted basis assuming all outstanding in the money options and warrants had converted and Elicio had approximately 349,036,558 shares of common stock issued and outstanding on a fully-diluted basis assuming all outstanding in the money options and warrants had converted, (ii) immediately following the Merger, the pre-Merger equity holders of Elicio are expected to hold approximately 65.5% of the outstanding shares of Angion common stock and the pre-Merger equity holders of Angion are expected to hold approximately 34.5% of the outstanding shares of Angion common stock, in each case, on a fully diluted basis, subject to certain assumptions, including Angion Net Cash at Closing being between $26.5 million and $31.5 million. (iii) the Exchange Ratio was 0.0164 Angion shares for each Elicio share, (iv) the value of Angion’s equity was equal to approximately $50.1 million, and (v) any adjustments to the Exchange Ratio pursuant to the Agreement would not be material to Oppenheimer’s analyses or its opinion.
The Elicio Projections provided to Oppenheimer were not prepared with the expectation of public disclosure. All such information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the Elicio Projections. Oppenheimer assumed, based on discussions with management of Angion, that the Elicio Projections provided a reasonable basis upon which Oppenheimer could form its opinion and Oppenheimer expressed no view as to any such information or the assumptions or bases therefor. Oppenheimer relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
Oppenheimer did not express any opinion as to Angion’s underlying valuation, future performance or long-term viability of Angion or the price at which Angion common stock would trade at any time. Oppenheimer did not express any view as to, and its opinion did not address, any terms or other aspects or implications of the Merger (other than the Exchange Ratio to the extent expressly specified therein) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the fairness of the amount or nature of the compensation resulting from the Merger to any individual officers, directors or employees of Angion, or class of such persons, relative to the Exchange Ratio or otherwise. In addition, Oppenheimer expressed no view as to, and its opinion did not address, Angion’s underlying business decision to proceed with or effect the Merger nor did its opinion address the relative merits of the Merger as compared to any alternative business strategies that might have existed for Angion or the effect of any other transaction in which Angion might have engaged. Oppenheimer’s opinion was necessarily based on the information available to Oppenheimer and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by Oppenheimer on the date of its opinion. It should be understood that although subsequent developments may affect Oppenheimer’s opinion, Oppenheimer does not have any obligation to update, revise or reaffirm its opinion. The credit, financial and stock markets had been experiencing unusual volatility and Oppenheimer expressed no opinion or view as to any potential effects of such volatility on the Merger or Angion and Oppenheimer’s opinion did not address potential developments in any such markets. There was significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the Pandemic Effects), and the Pandemic Effects could have a material impact on Oppenheimer’s analyses and its opinion.
Oppenheimer is not a legal, tax, regulatory or accounting advisor and Oppenheimer relied on the assessments made by Angion and its other advisors with respect to such issues. Oppenheimer’s opinion did not address any legal, tax, regulatory or accounting matters. In addition, Oppenheimer’s opinion did not constitute a solvency opinion or a fair value opinion, and Oppenheimer did not evaluate the solvency or fair value of Angion or Elicio under any federal or state laws relating to bankruptcy, insolvency, similar matters or otherwise.
In performing its analyses, Oppenheimer made numerous assumptions with respect to the industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Oppenheimer and Angion. Any estimates contained in the analyses performed by Oppenheimer are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such business or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.
The following is a summary of the material financial analyses presented by Oppenheimer to the Angion Board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by Oppenheimer to the Angion Board, but summarizes the material analyses performed and presented in connection with its opinion. The preparation of an opinion regarding fairness, from a financial point of view, is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, an opinion regarding fairness, from a financial point of view, is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Oppenheimer did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Oppenheimer believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.
Selected Public Companies Analyses
Oppenheimer performed selected public companies analyses of Elicio as described below. To perform these analyses, Oppenheimer used financial information and market price information as of market close on January 12, 2023. Certain financial data prepared by Oppenheimer, and as referenced in the tables presented below, may not correspond to the data presented in the historical financial statements of Elicio as a result of the different periods, assumptions and method used by Oppenheimer to compute the financial data presented. No company used as a comparison in the following selected public companies analyses is identical or directly comparable to Elicio. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Using publicly available information, Oppenheimer compared the financial performance, financial condition and market performance of Elicio to the following eleven selected publicly traded United States Phase 1 or Phase 2 platform biologics oncology companies with total debt (excluding convertible debt) less than 10% of market capitalization and market capitalizations under $500 million:
•	ALX Oncology Holdings Inc.
•	BioAtla, Inc.
•	Sutro Biopharma, Inc.
•	PDS Biotechnology Corporation
•	Aadi Bioscience, Inc.
•	Gritstone bio, Inc.
•	Omega Therapeutics, Inc.
•	Biomea Fusion, Inc.
•	Acrivon Therapeutics, Inc.
•	Cue Biopharma, Inc.
•	Kinnate Biopharma Inc.
Oppenheimer reviewed enterprise values of the selected public companies, calculated as equity values based on closing stock prices on January 12, 2023 plus debt, less cash and cash equivalents, including marketable securities and short-term investments. Financial data of the selected companies were based on public filings and other publicly available information. The enterprise values for the selected companies were as follows: $240.7 million (ALX Oncology); $27.5 million (BioAtla); $191.3 million (Sutro Biopharma); $159.3 million (PDS Biotechnology); $183.7 million (Aadi Bioscience); $154.2 million (Gritstone bio); $392.7 million (Omega Therapeutics); $78.8 million (Biomea Fusion); $117.6 million (Acrivon Therapeutics); $97.5 million (Cue Biopharma); and $49.9 million (Kinnate Biopharma). The median enterprise value observed for the selected companies was $154.2 million.
Oppenheimer applied the median selected ranges of the enterprise values derived from the selected companies, as adjusted by +/- 10%, then added Elicio’s net cash of $7.8 million as of December 31, 2022 (based on internal estimates provided by Elicio management and approved for Oppenheimer’s use by Angion’s management), to derive an equity value reference range of $147 million to $177 million.
Discounted Cash Flow Analysis
Oppenheimer conducted a discounted cash flow analysis, which is designed to imply a potential current value of Elicio by calculating the estimated present value of the standalone after-tax free cash flows that Elicio management forecasted to be generated, as adjusted by Angion’s management, during the calendar years ending December 31, 2023 through December 31, 2039. Oppenheimer calculated terminal values for Elicio by applying a range of increasing perpetuity rates of 0.0% to 2.0% (which were chosen based on Oppenheimer’s professional judgment) to calendar year 2039 unlevered free cash flow in order to derive a range of terminal values for Elicio. The cash flow and terminal values were then discounted to present value using discount rates ranging from 28.5% to 31.5%, which were based on venture capital rates of return for companies in a similar stage in their development (bridge/initial public offering – stage financing) and selected based on Oppenheimer’s professional judgment. After adding Elicio’s net cash of $7.8 million as of December 31, 2022 (based on internal estimates provided by Elicio management and approved for Oppenheimer’s use by Angion’s management), Oppenheimer derived an approximate implied total equity value of Elicio of $561 million to $773 million.
Selected Precedent Initial Public Offering Analysis
Oppenheimer performed selected precedent initial public offering analyses of Elicio as described below. Certain financial data prepared by Oppenheimer, and as referenced in the tables presented below, may not correspond to the data presented in the historical financial statements of Elicio as a result of the different periods, assumptions and method used by Oppenheimer to compute the financial data presented. No initial public offering used as a comparison in the following selected precedent initial public offering analyses is identical or directly comparable to Elicio. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Using publicly available information, Oppenheimer compared the financial performance, financial condition and market performance of Elicio to the following four selected precedent initial public offerings of publicly traded United States Phase 1 or Phase 2 platform oncology companies with fully-diluted initial public offering post-money equity values of less than $500 million since January 12, 2020:
•	Acrivon Therapeutics, Inc.
•	Xilio Therapeutics, Inc.
•	Immuneering Corporation
•	Werewolf Therapeutics, Inc.
Oppenheimer reviewed adjusted implied total enterprise values of the selected precedent initial public offerings, calculated as fully-diluted initial public offering post-money equity value less pro forma net debt , adjusted to reflect the performance of the SPDR S&P Biotech ETF (XBI) Index from the date of such company’s initial public offering to January 12, 2023. Financial data of the selected precedent initial public offerings were based on public filings and other publicly available information. The adjusted implied total enterprise values for the selected precedent initial public offerings were as follows: $218.1 million (Acrivon Therapeutics); $125.4 million (Xilio Therapeutics); $129.8 million (Immuneering); and $104.2 million (Werewolf Therapeutics). The median adjusted implied total enterprise value observed for the selected precedent initial public offerings was $127.6 million.
Oppenheimer applied the median selected ranges of the adjusted implied total enterprise values derived from the selected precedent initial public offerings, as adjusted by +/- 10%, then added Elicio’s net cash of $7.8 million as of

December 31, 2022 (based on internal estimates provided by Elicio management and approved for Oppenheimer’s use by Angion’s management), to derive an equity value reference range of $123 million to $148 million.
Implied Exchange Ratio Range Analysis
Oppenheimer utilized the range of implied equity values of Elicio based on the Selected Public Companies Analyses, the Discounted Cash Flow Analysis and the Selected Precedent Initial Public Offering Analysis to calculate the implied equity values for Elicio. Oppenheimer also calculated the implied number of shares of Angion common stock that would be issued to Elicio stockholders in the Merger based on the implied equity value of Angion to the implied equity value of Elicio based on the foregoing analytical methods.
Based on the Selected Public Companies Analyses of equity valuations of each of Angion and Elicio, Oppenheimer calculated that Angion equity value represents approximately 22.0% to 25.5% of the combined company equity value; based on the Discounted Cash Flow Analysis of equity valuation of each of Angion and Elicio, Oppenheimer calculated that Angion equity value represents approximately 6.1% to 8.2% of the combined company equity value; and based on the Selected Precedent Initial Public Offering Analysis of equity valuations of each of Angion and Elicio, Oppenheimer calculated the Angion equity value represents approximately 25.3% to 29.0% of the combined company equity value; in each case, as compared to the 34.5% that Angion equity value represents in the Merger.
Miscellaneous
In the two years preceding the date of its opinion, Oppenheimer provided investment banking, financial advisory and/or other financial services to Elicio, including having been engaged as an underwriter to Elicio in its planned initial public offering in March 2021 for which Oppenheimer was not paid any fees because Elicio’s planned initial public offering was subsequently withdrawn. In addition, and in the two years preceding the date of its opinion, Oppenheimer provided investment banking, financial advisory and/or other financial services to Angion, including having acted as co-lead manager to Angion in its initial public offering in February 2021 for which Oppenheimer was paid approximately $644,000. Oppenheimer may in the future provide investment banking and financial advisory services to Angion or Elicio and may receive compensation for those services. As Angion was aware and as was disclosed to the Angion Board on January 13, 2023 in connection with rendering the opinion of Oppenheimer, Daniel Geffken, the Interim Chief Financial Officer and a member of the Elicio Board, was also the Chief Financial Officer for OPY Acquisition Corp. I (OPY1), and the sponsor of OPY1 was an affiliate of Oppenheimer. The decision to enter into the Merger Agreement was solely that of the Angion Board. The Angion Board believes it is able to actively monitor any potential conflicts of interest arising from Daniel Geffken’s role as Interim Chief Financial Officer of Elicio and a member of the Elicio Board and his role as Chief Financial Officer of OPY1, whose sponsor was an affiliate of Oppenheimer. The Angion Board determined on January 13, 2023 that Daniel Geffken’s relationship with Oppenheimer did not represent a conflict of interest or misalignment of incentives with investors. Oppenheimer’s opinion and financial analyses were only one of a number of factors considered by the Angion Board in evaluating the Merger and should not be viewed as determinative of the views of the Angion Board or management of Angion with respect to the Merger or the Exchange Ratio in the Merger. Under the terms of Oppenheimer’s engagement, Angion paid Oppenheimer for its opinion in connection with the Merger a fee of $500,000, which became payable upon delivery of Oppenheimer’s opinion (creditable against the fee payable upon consummation of the Merger), and has agreed to pay Oppenheimer a fee of approximately $1,300,000 upon the consummation of the Merger. In addition, Angion has agreed to reimburse Oppenheimer for its expenses, including fees and expenses of counsel, and to indemnify Oppenheimer and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Oppenheimer under its engagement.
Certain Unaudited Financial Projections
As a matter of course, neither Angion nor Elicio publicly discloses forecasts, internal projections as to future performance, revenues, earnings or other results of operations due to the inherent unpredictability and subjectivity of the underlying assumptions and projections. However, in connection with the proposed transaction, Elicio’s management prepared a preliminary internal financial forecast for Elicio, which Angion’s management adjusted to reflect certain assumptions applicable to Elicio’s assets as well as to Elicio’s expenses based on industry metrics consistent with the experience and judgment of Angion’s management and the Angion Board (such projections, the Financial Projections). The Financial Projections were made available to the Angion Board, which then directed

Oppenheimer to use the Financial Projections in its financial analyses. Oppenheimer relied on the Financial Projections in its financial analyses undertaken in connection with the rendering of its opinion (see “The Merger—Opinion of Angion’s Financial Advisor”). A summary of the Financial Projections is set forth below.
The information set forth below is included solely to give Angion stockholders access to the Financial Projections relating to Elicio’s assets that were provided to the Angion Board in connection with its evaluation of the Merger and that were relied upon by Oppenheimer in connection with the rendering of its opinion discussed under the section titled “The Merger— Opinion of Angion’s Financial Advisor.” The Financial Projections as prepared by Elicio and adjusted by Angion’s management, were provided to Oppenheimer by Angion and reflected the judgment of Angion’s management in applying adjustments to reflect additional costs for research and development and selling, general and administrative costs. The inclusion of information about such projections in this proxy statement/prospectus/information statement should not be regarded as an indication that Angion or any other recipient of this information considered, or now considers, this information to be predictive of actual future results, nor should it be deemed an admission or representation by Angion, Oppenheimer, Elicio or any of their respective officers, directors, affiliates, advisors or other representatives with respect to such projections. The information from the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Elicio in this proxy statement/prospectus/information statement.
The Financial Projections were prepared solely for internal use and in connection with Oppenheimer’s work, do not take into account any circumstances or events occurring after the date they were prepared and are subjective in many respects. As a result, the Financial Projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although Elicio and Angion believe their respective assumptions to be reasonable, all financial projections are inherently uncertain, and Angion expects that differences will exist between actual and projected results. Although presented with numerical specificity, the Financial Projections reflect numerous variables, estimates and assumptions made by Elicio’s and Angion’s respective management at the time the underlying information and forecasts were prepared, and also reflect general business, economic, market and financial conditions and other matters, including the ability to obtain regulatory approvals and the expected timing thereof, all of which are difficult to predict and many of which are beyond the control of any party. There can be no assurance that the varying estimates and assumptions made in preparing the Financial Projections will prove accurate or that any of the Financial Projections will be realized. Neither Angion nor Elicio can make any assurances that the Financial Projections will be realized or that the combined company’s future financial results will not materially vary from the Financial Projections. In particular, the Financial Projections should not be utilized as public guidance. For a description of these and other risks related to the Financial Projections, see “Risks Related to the Merger — The Financial Projection included in the section titled “The Merger — Certain Unaudited Financial Projections,” which were considered by the Angion Board in evaluating the Merger and used by Oppenheimer in rendering its opinion and performing its related financial analyses, reflect numerous variables, estimates and assumptions and are inherently uncertain. If any of these variables, estimates and assumptions prove to be wrong, such as the assumptions relating to the approval of Elicio’s product candidates, the actual results for Elicio’s business may be materially different from the results reflected in the Financial Projections.”
The Financial Projections were prepared for internal use and were not prepared with a view toward public disclosure or with a view toward compliance with published guidelines of the SEC regarding projections and GAAP. The Financial Projections include total adjusted revenue, earnings before interest and tax (EBIT) and unlevered free cash flow. Such non-GAAP measures as used by Angion may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the Contemplated Transactions, if the disclosure is included in a document such as this proxy statement/prospectus/information statement to comply with requirements under state laws, including case law. The Financial Projections were provided to Oppenheimer in order for it to render its opinion to the Angion Board in connection with its consideration of the Contemplated Transactions and other strategic alternatives, and Angion believes Angion has an obligation to disclose such projections under Delaware law, including applicable case law, in order to provide a fair summary of certain of the financial analysis and substantive work of Oppenheimer and because the Financial Projections were relied upon by the Angion Board in connection with its consideration of the Contemplated Transactions and other strategic alternatives. In addition, reconciliations of non-GAAP financial measures to GAAP financial measures were not provided to or relied upon by the Angion Board or Oppenheimer in connection with the Merger. Accordingly, Angion has not provided a reconciliation of the financial measures included in the Financial Projections to the relevant GAAP financial measures. The Financial Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Contemplated Transactions.
The Financial Projections included certain assumptions relating to, among others things, Angion’s and Elicio’s respective expectations, which may not prove to be accurate, relating to the business, earnings, cash flow, assets, liabilities and prospects of Elicio, industry metrics such as target indications and size of the addressable population and the regulatory and commercial probability of success and revenue and expenses adjusted on the basis thereof.
The Financial Projections were prepared using the following material assumptions: (i) a first regulatory approval in the United States for ELI-002 for the treatment of PDAC in 2027, followed by subsequent approvals in the United States for CRC in 2033, and NSCLC in 2034 and additional approvals in Europe and Japan expected in PDAC in 2032 and 2033, for CRC in 2034 and 2035, and for NSCLC in 2035 and 2036; (ii) peak revenues to occur in 2038, as 2039 is assumed as the year for loss of exclusivity for ELI-002 in both the United States and Europe based on the current intellectual property portfolio; (iii) revenue projections based on the projected incidence of PDAC, CRC and NSCLC multiplied by the estimated cost per patient treatment and the expected market penetration (accounting for the complexity of the disease etiologies); (iv) projected treatment course price of $170,000 in the United States, $100,000 in Europe and $170,000 in Japan; and (v) product exclusivity for a period of 12 years, which Angion and Elicio believe is consistent with current exclusivity for biological products.
Additionally, the preliminary internal financial forecast prepared by Elicio included material estimates of the number of patients treated, market share and treatment course price, based on a year-by-year basis, taking into account estimates of population growth, the ability to capture market share and economies of scale. For PDAC, Elicio assumed United States, European Union and Japan incidences of approximately 64,000 patients, 73,000 patients and 43,000 patients, respectively, with 97%, 45-80% (pending specific country) and 67% of these patients in the United States, European Union and Japan, respectively, being tested for KRAS and 93% of these tested patients possessing a KRAS mutation. Of these KRAS-positive patients, approximately 22,000, 7,000 and 4,000 of these patients in the United States, European Union and Japan, respectively, present with resectable early/local disease, and just over-third receive adjuvant treatment, resulting in an eligible patient population of approximately 8,000, 2,500 and 1,500 of these patients in the United States, European Union and Japan, respectively, receive adjuvant treatment. All of these patients are considered eligible patients for ELI-002, and Elicio has assumed that approximately 80%, 67% and 67% of that eligible patient population in the United States, European Union and Japan, respectively, will receive ELI-002 in the peak year 2038 based on unmet need, accessibility and alternative options. For CRC, Elicio assumed United States, European Union and Japan incidences of approximately 147,000 patients, 199,000 patients and 130,000 patients, respectively, with 80%, 74-85% (pending specific country) and 74% of these patients in the United States, European Union and Japan, respectively, being tested for KRAS and 41% of these tested patients possessing a KRAS mutation. Of these KRAS-positive patients, approximately 28,000, 41,257 and 25,000 of these patients in the United States, European Union and Japan, respectively, present with resectable early/local disease, and 8,000, 6,800, and 4,000 of these KRAS-positive patients receive adjuvant treatment in the United States, European Union and Japan, respectively, resulting in an eligible patient population of approximately 7,000, 6,400, and 3,700 patients for ELI-002 in the United States, European Union and Japan, respectively. All of these patients are considered eligible patients for ELI-002, and Elicio has assumed that approximately 70%, 81% and 81% of that eligible patient population in the United States, European Union and Japan, respectively, will receive ELI-002 in the peak year 2038 based on unmet need, accessibility and alternative options. For NSCLC, Elicio assumed United States, European Union and Japan incidences of approximately 187,000 patients, 151,000 patients and 94,000 patients, respectively, with 80%, 60-75% (pending specific country) and 55% of these patients in the United States, European Union and Japan, respectively, being tested for KRAS and 27%, 26% and 13% of these tested patients in the United States, European Union and Japan, respectively, possessing a KRAS mutation. Of these KRAS-positive patients, approximately 13,000, 4,900 and 488 of these patients in the United States, European Union and Japan, respectively, present with resectable early/local disease, and approximately 6,600, 3,500 and 470 of these patients in the United States, European Union and Japan, respectively, receive adjuvant treatment. The vast majority of these patients are considered eligible patients for ELI-002 and Elicio assumed that approximately 47%, 39% and 16.5% of that eligible patient population in the United States, European Union and Japan, respectively, will receive ELI-002 in the peak year 2038 based on unmet need, accessibility and alternative options. In addition to the growth inherent with launching new products that capture market share at decreasing annual rates over a period of time, which was assumed to be three years to reach peak penetration for each product, growth in revenues were also driven by the assumption that the total addressable market for each product (based on the assumption that this KRAS-targeted patient segment would still be under-served by the time of ELI-002’s launches, and as such, would face no to low competition, this unmet need would remain high, and product quality attractiveness would be high), comprising population growth, changes in the incidence of the diseases and that pricing would be remain flat until launch with a 4% annual increase thereafter.
Following discussions with Elicio’s management, Angion’s management made adjustments to the preliminary internal financial forecast prepared by Elicio with respect to the expenses and depreciation and amortization of assets. These adjustments were based on metrics deemed applicable to Elicio’s business by Angion’s management, and which were consistent with the experience and judgement of Angion’s management as well as the Angion Board. Angion’s management and the Angion Board have extensive experience in the development of product candidates, from preclinical stages to regulatory approval in the United States well as in foreign jurisdictions, and the expenses and depreciation and amortization of assets associated with the development of product candidates. The material differences and reasons for such differences in the Financial Projections, as adjusted by Angion’s management, compared to the preliminary internal financial forecast prepared by Elicio, are:
•
internal research and development headcount costs were adjusted upwards by $10 million in 2026 and adjusted to grow 5% year-over-year, for a total increase of $196 million through 2039, to account for projected increases in headcount costs;

•	general and administrative expenses were adjusted upwards to account for 30%, rather than 20%, of operating expenses to align with the historical expense distribution of Angion;
•
research and development expenses were separated based on those occurring within the United States (60%) and those occurring outside the United States (40%) to reflect Elicio’s revenue projection within the United States (60%) and outside the United States (40%);

•	annual capital expenditures of $200,000 were added to align with anticipated capital expenditure needs;
•	depreciation of property, plant and equipment were factored in (for legacy property, plant and equipment, $340,000;
•	for first 5 years, then $0 thereafter, and for new property, plant and equipment, $4,000 each year); and
•	net operating loss balances were added to reflect amortization of the research and development costs.
Estimates of the number of patients treated, market share and treatment were all determined on a year-by-year basis, taking into account estimates of population growth, the ability to capture market share, and economies of scale. In addition to the growth inherent with launching new products that capture market share at decreasing annual rates over a period of time, which was assumed to be seven years to reach peak penetration for each product, growth in revenues was also driven by the assumption that the total addressable market for each product, comprising the growth in U.S. population, changes in incidence of the diseases, and pricing would be unchanged.
The Financial Projections were prepared by, and are the responsibility of, Angion’s management, based upon the information preliminarily provided by Elicio. Moss Adams LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Financial Projections, and accordingly, Moss Adams LLP does not express an opinion or give any other form of assurance with respect thereto. The Moss Adams LLP reports included and incorporated by reference in this proxy statement/prospectus/information statement relate to the previously issued financial statements of Angion. The reports do not extend to the Financial Projections and should not be read to do so.
Angion stockholders are urged to review the section titled “Risk Factors” of this proxy statement/prospectus/information statement for a description of the risks relating to the Merger, Elicio’s business and Angion’s business. Angion stockholders are also urged to review Angion’s most recent SEC filings. Angion stockholders should also read the section titled “Cautionary Note Concerning Forward-Looking Statements” of this proxy statement/prospectus/information statement for additional information regarding the risks inherent in forward-looking information such as the Financial Projections.
The Financial Projections extend for a period through 2039 and the risks and uncertainties regarding the Financial Projections, including the potential for adverse developments such as delays in obtaining or failure to obtain regulatory approvals and additional competition or changes in the competitive or regulatory landscape, increase each successive year, but represent the extension of reasonable assumptions throughout the forecast period. The decision to prepare projections until 2039 was based on Elicio’s management’s assessment that such time period would represent the time period for product exclusivity after which Elicio assumes ELI-002 will be exposed to biosimilar or generic competition and subsequent loss of product sales.
In light of the foregoing factors and the uncertainties inherent in financial projections, stockholders are cautioned not to place undue reliance, if any, on the Financial Projections.
The Financial Projections included below are not being included herein to influence Angion’s stockholders’ decision whether to vote in favor of any proposal contained in this proxy statement/prospectus/information statement. In light of the foregoing factors and the uncertainties inherent in the Financial Projections, stockholders are cautioned not to place undue, if any, reliance on the Financial Projections included in this proxy statement/prospectus/information statement.
Financial Projections
($ in millions)
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039
Total Global Revenue(1)	$0	$0	$0	$0	$62	$457	$806	$964	$1,031	$1,154	$1,416	$2,155	$3,248	$4,184	$4,654	$5,011	$5,278
EBIT(2)	$(11)	$(18)	$(22)	$(85)	$(104)	$193	$483	$518	$524	$531	$625	$1,127	$1,930	$2,484	$2,724	$2,925	$3,113
Unlevered Free Cash Flow(3)	$(9)	$(18)	$(23)	$(89)	$(103)	$221	$417	$401	$412	$415	$490	$879	1,477	$1,864	$2,032	$2,197	$2,370
(1)	Equal to total worldwide net sales.
(2)	Equal to gross profit less research and development expenses, sales and marketing expense, and general and administrative expense.
(3)	Unlevered free cash flow is defined as EBIT, less taxes, plus depreciation and amortization, less capital expenditures, less interest income and less changes in net working capital.
Interests of the Angion Directors and Executive Officers in the Merger
In considering the recommendation of the Angion Board with respect to the approval of the Merger Agreement, the Merger and the issuance of shares of Angion common stock as contemplated by the Merger Agreement, and the Angion Stockholder Matters, Angion’s stockholders should be aware that certain members of the Angion Board and current and former executive officers of Angion have interests in the Merger that may be different from, or in addition to, the interests of Angion’s stockholders.
On January 13, 2023, the Angion Board adopted the Angion Biomedica Corp. Retention Bonus Plan (Retention Bonus Plan). Participants in the Retention Bonus Plan include Jay Venkatesan, M.D., Angion’s President, Chief Executive Officer and Chairman, and Jennifer Rhodes, Angion’s Executive Vice President, Chief Business Officer, General Counsel, Chief Compliance Officer and Secretary. The Retention Bonus Plan provides for the payment of a cash retention bonus equal to 100% of a participant’s base salary, 65% of which becomes earned and payable upon the occurrence of a corporate triggering event (defined to include a change in control (as defined in Angion’s 2021 Incentive Award Plan), a reverse merger or a dissolution) and 35% of which becomes earned and payable three months after the occurrence of such corporate triggering event, subject in each case to earlier payment upon the occurrence of a qualifying termination of the participant’s employment by Angion without “cause” or by the participant for “good reason,” each as defined in the Retention Bonus Plan. Upon the earlier of a corporate triggering event or a qualifying termination, time-based equity awards will vest in full, the post-termination exercise period of options held by the participant will be extended by four years (but no later than the original term of the option) and participants will receive an additional lump sum cash payment (approximately $1,464,000 in the case of Dr. Venkatesan and $642,000 in the case of Ms. Rhodes, in each case less applicable withholding). Participants will no longer have the right to receive any payments under Angion’s Executive Separation Benefits Plan. The receipt of payments under the Retention Bonus Plan is subject to the execution of a general release of claims by the participant. Concurrently, the Angion Board approved modifications of the Angion stock options held by Gregory Curhan, Angion’s Chief Financial Officer, such that, upon the earlier of a corporate triggering event or a qualifying termination and subject to Mr. Curhan’s execution of a general release of claims, one option granted in 2022 will vest in full and the post-termination exercise period of all options will be extended by four years (but no later than the original term of the option).
The Angion Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that Angion’s stockholders approve the proposals to be presented to Angion’s stockholders for consideration at the Angion special meeting as contemplated by this proxy statement/prospectus/information statement.
Ownership Interests
As of December 31, 2022, Angion’s named executive officers and directors and such directors affiliated funds beneficially owned, in the aggregate, approximately 19.3% of the shares of Angion common stock. Certain Angion officers and directors, and their affiliates, have also entered into the Support Agreements in connection with the Merger. For a more detailed discussion of the Support Agreements, please see the section titled “Agreements Related to the Merger” beginning on page 155 of this proxy statement/prospectus/information statement.
Angion Options
As of December 31, 2022, Angion’s named executive officers and directors collectively owned unvested stock options to purchase 1,058,612 shares of Angion common stock and vested stock options to purchase 2,231,678 shares of Angion common stock, for a total of option to purchase 3,290,290 shares of Angion common stock. All outstanding and unexercised options to purchase shares of Angion common stock will remain effective and outstanding.
Angion options are subject to “double-trigger” accelerated vesting upon an involuntary termination without “cause” (not including death or disability) or resignation for “good reason,” in either case, on or within 12 months following the occurrence of a “change in control” (which will occur upon the Closing of the Merger), in accordance with the terms of Angion’s previously disclosed 2011 Equity Incentive Plan, as amended (Amended 2011 Plan). The definitions of “cause” and “good reason” applicable to each executive officer are contained in their respective employment related agreements or the Amended 2011 Plan and have not been modified in connection with the transactions. Options held by Dr. Venkatesan and Ms. Rhodes are subject to accelerated vesting under the Retention Bonus Plan, and one option granted to Mr. Curran in 2022 will vest in full and the post-termination exercise period of all options will be extended by four years (but no later than the original term of the option), in each case as described above.
The following table presents certain information concerning the outstanding Angion stock options held by each of Angion’s named executive officers and directors as of December 31, 2022:
	Option Awards
Name	Vesting Commencement Date(1)	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Jay R. Venkatesan, M.D.	5/1/2018(2)	934,400	—	5.89	5/1/2028
	6/18/2020	77,791	46,675	7.77	6/17/2030
	2/5/2021	82,005	96,915	16.00	2/4/2031
	3/3/2022(5)	272,500	487,500	1.94	3/2/2032
Itzhak Goldberg, M.D.	12/19/2018(3)	40,600	—	6.05	1/21/2029
	6/18/2020	38,895	23,338	7.77	6/17/2030
	2/5/2021	32,088	37,924	16.00	2/4/2031
Jennifer J. Rhodes	2/14/2020(3)	113,040	3,647	9.51	2/13/2030
	6/18/2020	36,464	21,879	7.77	6/17/2030
	2/5/2021	32,088	37,924	16.00	2/4/2031
	3/2/2022(5)	132,812	142,188	1.99	3/1/2032
Victor Ganzi, J.D.	2/14/20200(6)	25,930	12,965	9.51
	3/8/2021(7)	15,000	—
	6/9/2022(7)	—	15,000
Allen Nissenson, M.D.	2/14/2020(6)	25,930	12,965	9.51
	3/8/2021(7)	15,000	—
	6/9/2022(7)	—	15,000

	Option Awards
Name	Vesting Commencement Date(1)	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Gilbert Omenn, M.D.	2/14/2020(6)	25,930	12,965	9.51
	3/8/2021(7)	15,000	—
	6/9/2022(7)—	15,000	—
Karen Wilson	4/1/2020(6)	25,930	12,965	9.51
	3/8/2021(7)	15,000	—
	6/9/2022(7)	—	15,000
(1)
Except as otherwise noted, all grants with a vesting commencement date in June 2020 and thereafter vest as to 1/48th of the shares subject to the award on each monthly anniversary of the vesting commencement date, subject to the executive officer’s continued service to Angion through each vesting date.

(2)
The stock option award vests as to 25% of the shares on the vesting commencement date and thereafter 10% of the shares vest on each quarterly anniversary, subject to Dr. Venkatesan’s continued service to Angion through such vesting date; provided that an additional 25% of the shares can vest if certain financing goals are achieved. This award is fully vested.

(3)
The stock option award vests as to 25% of the shares on the first anniversary of the vesting commencement date and vest as to the remaining 75% of the shares in 24 substantially equal monthly installments thereafter, such that all awards will be vested on the anniversary of the vesting commencement date, subject to the executive officer’s continued service to Angion through such vesting date.

(4)
The restricted stock units shall vest as to 25% of the shares on the first anniversary of the vesting commencement date and vest as to the remaining 75% of the shares in 24 substantially equal monthly installments thereafter, such that all awards will be vested on the third anniversary of the vesting commencement date. In January 2022, the vesting schedule for this grant was modified to vest annually on January 13, 2023, and then the vesting schedule was subsequently modified in December 2022 so that vesting shall occur upon certain triggering events in an amount equal to what she would have other vested on the original monthly schedule, including if Ms. Rhodes is involuntary terminated, Ms. Rhodes resigned her employment with Angion, or if the current merger transaction announced by Angion on January 17, 2023 is abandoned.

(5)
Dr. Venkatesan and Ms. Rhodes each received two stock option awards in March of 2022. The first award granted Dr. Venkatesan of 600,000 shares and Ms. Rhodes of 160,000 shares, all vest at a rate of 1/48th of the shares subject to the award each month following the vesting commencement date. The second award granted Dr. Venkatesan of 160,000 shares and Ms. Rhodes of 100,000 shares, all vest at a rate of 50% on July 31, 2022 and December 31, 2022. Both awards are subject to subject to the Named Executive Officer’s continued service to Angion through each vesting date.

(6)
Mr. Ganzi, Dr. Nissenson and Dr. Omenn each received a new director stock option award in February of 2020. Such awards granted each 25,000 options, vesting annually over three years. Ms. Wilson received a new director stock option award in April of 2020 of 25,000 options, vesting annual over three years.

(7)
Mr. Ganzi, Dr. Nissenson, Dr. Omenn and Ms. Wilson each received annual director stock option awards of 15,000 options in March of 2021 and June of 2022. Such grants vest annually over a one-year period.

Angion Restricted Stock Units
As of December 31, 2022, one of Angion’s named executive officers, Jennifer R. Rhodes, owned a restricted stock unit to acquire 15,802 shares that shall vest as to 25% of the shares on the first anniversary of the vesting commencement date (February 14, 2020) and vest as to the remaining 75% of the shares in 24 substantially equal monthly installments thereafter, such that all awards will be vested on the third anniversary of the vesting commencement date. In January 2022, the vesting schedule for this grant was modified to vest annually on January 13, 2023, and then the vesting schedule was subsequently modified in December 2022 so that vesting shall occur upon certain triggering events in an amount equal to what she would have other vested on the original monthly schedule, including if Ms. Rhodes is involuntary terminated, Ms. Rhodes resigned her employment with Angion, or if the Merger is abandoned.
Indemnification and Insurance
For a discussion of the indemnification and insurance provisions related to the Angion directors and officers under the Merger Agreement, please see the section titled, see the section titled “The Merger Agreement—Other Agreements—Indemnification and Insurance.”
Interests of the Elicio Directors and Executive Officers in the Merger
In considering the recommendation of the Elicio Board with respect to approving the Merger, Elicio stockholders should be aware that certain members of the Elicio Board and executive officers of Elicio have interests in the Merger that may be different from, or in addition to, interests they have as Elicio stockholders. All of Elicio’s executive officers and directors have options, subject to vesting, to purchase shares of Elicio capital stock that will be converted into and become options to purchase shares of Angion common stock. Certain of Elicio’s directors and executive officers are expected to become directors and executive officers of the combined organization upon the Closing and all of Elicio’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.
Ownership Interests
Certain of Elicio’s directors and executive officers currently hold shares of Elicio capital stock. The table below sets forth the anticipated ownership of Elicio capital stock by Elicio’s directors and executive officers immediately prior to the Closing based on their ownership of Elicio’s capital stock as of March 15, 2023.
Directors and Executive Officers	Number of Shares of Elicio Capital Stock Held Immediately Prior to Closing
Julian Adams, Ph.D.	—
Carol Ashe	—
Yekaterina (Katie) Chudnovsky(1)	38,819,875
Robert Connelly	2,595,072
Daniel Geffken	—
Christopher Haqq, M.D., Ph.D(2)	2,565,565
Annette Matthies, Ph.D.	—
Daphne Karydas	—
Robert Ruffolo, Jr., Ph.D.	—
Assaf Segal	—
(1)
Consists of 38,819,875 shares of Elicio common stock held by GKCC, LLC issuable upon the conversion of 38,819,875 shares of Elicio Series C preferred stock. Yekaterina (Katie) Chudnovsky is the sole member and manager of GKCC, LLC and may be deemed to beneficially own the shares held by GKCC, LLC.

(2)
Consists of: (i) 300,000 shares of Elicio common stock, of which 300,000 shares are subject to forfeiture pursuant to an early exercise of a stock option prior to vesting and (ii) 2,265,565 shares of Elicio common stock underlying restricted stock units that will vest immediately prior to the Closing.

Certain Elicio Stockholders affiliated with Elicio’s directors also currently hold shares of Elicio capital stock. The table below sets forth the anticipated ownership of Elicio capital stock by affiliates of Elicio’s directors immediately prior to the Closing based on their ownership of Elicio capital stock as of March 15, 2023.
Stockholder Name	Number of Shares of Elicio Capital Stock Held Immediately Prior to Closing
GKCC, LLC(1)	38,819,875
Clal Biotechnology Industries, Ltd.(2)	34,497,911
(1)	See Note 1 to the previous table.
(2)
Consists of (i) 7,314,219 shares of Elicio common stock issuable upon the conversion of 5,000,000 shares of Elicio Series A preferred stock, (ii) 16,675,693 shares of Elicio common stock issuable upon the conversion of 11,399,504 shares of Elicio Series B preferred stock, (iii) 10,507,999 shares of Elicio common stock issuable upon the conversion of 10,507,999 shares of Elicio Series C preferred stock, in each case, held by Clal Biotechnology Industries, Ltd (CBI). Assaf Segal is the Chief Executive Officer of CBI and also a member of the Elicio Board of Directors.

Treatment of Elicio Options
Under the Merger Agreement, at the Effective Time, each Elicio Option outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option to purchase that number of shares of Angion common stock equal to the product obtained by multiplying (i) the number of shares of Elicio common stock that were subject to such Elicio Option immediately prior to the Effective Time by (ii) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Angion common stock.
The following table presents certain information concerning the outstanding Elicio Options held by Elicio’s directors and current executive officers, as of March 15, 2023:
Optionholder Name	Grant Date	Expiration Date	Exercise Price	Number of Shares of Elicio Common Stock Underlying Option as of March 15, 2023	Number of Shares of Elicio Common Stock Underlying Option Vested as of March 15, 2023
Julian Adams	1/20/2017	1/20/2027	$0.08	250,000	250,000
	3/20/2018	3/20/2028	$0.08	120,000	120,000
	11/15/2018	11/15/2028	$0.18	401,484	401,484
	9/2/2020	9/2/2030	$0.17	100,000	64,582
	3/31/2022	3/31/2032	$0.25	75,000	—
	12/6/2022	12/6/2032	$0.07	1,888,773	—
Carol Ashe	9/2/2020	9/2/2030	$0.17	200,000	129,165
	3/31/2022	3/31/2032	$0.25	75,000	—
	12/6/2022	12/6/2032	$0.07	548,781	—
Yekaterina (Katie) Chudnovsky	12/6/2022	12/6/2032	$0.07	250,000	—
Robert Connelly	9/8/2020	9/8/2030	$0.17	1,500,000	1,500,000
	11/28/2022	11/28/2032	$0.07	8,171,995	680,999
Daniel Geffken	2/25/2015	2/25/2025	$0.08	5,000	5,000
	10/2/2017	10/2/2027	$0.08	40,000	40,000
	3/20/2018	3/20/2028	$0.00	45,000	45,000
	11/15/2018	11/15/2028	$0.08	199,306	199,306
	9/2/2020	9/2/2030	$0.17	100,000	64,582
	3/31/2022	3/31/2032	$0.25	75,000	—
	12/6/2022	12/6/2032	$0.07	926,554	—
Christopher Haqq, M.D., Ph.D.	3/31/2022	3/31/2032	$0.25	200,000	—
	11/28/2022	11/28/2032	$0.07	5,518,873	459,906
Annette Matthies, Ph.D.	2/1/2021	2/1/2031	$0.23	1,416,166	767,090
	3/31/2022	3/31/2032	$0.25	100,000	—
	11/28/2022	11/28/2032	$0.07	3,025,613	252,134
Daphne Karydas	9/2/2020	9/2/2030	$0.17	200,000	129,165
	3/31/2022	3/31/2032	$0.25	75,000	—
	12/6/2022	12/6/2032	$0.07	548,781	—
Robert Ruffolo, Jr., Ph.D.	2/20/2020	2/20/2030	$0.17	40,000	40,000
	9/2/2020	9/2/2020	$0.17	200,000	129,165
	3/31/2022	3/31/2032	$0.25	75,000	—
	12/6/2022	12/6/2032	$0.07	628,604	—
Assaf Segal	12/6/2022	12/6/2032	$0.07	250,000	—

Optionholder Name	Grant Date	Expiration Date	Exercise Price	Number of Shares of Elicio Common Stock Underlying Option as of March 15, 2023	Number of Shares of Elicio Common Stock Underlying Option Vested as of March 15, 2023
Peter DeMuth, Ph.D.	2/25/2014	2/25/2024	$0.08	18,900	18,900
	12/18/2014	12/18/2024	$0.08	21,100	21,100
	12/10/2015	12/10/2025	$0.08	20,000	20,000
	11/4/2016	11/4/2026	$0.08	20,000	20,000
	10/2/2017	10/2/2027	$0.08	80,000	80,000
	12/27/2017	12/27/2027	$0.08	10,000	10,000
	3/20/2018	3/20/2028	$0.08	45,000	45,000
	10/12/2018	10/12/2028	$0.18	136,802	136,802
	3/24/2020	3/24/2030	$0.17	450,000	328,121
	2/26/2021	2/26/2031	$0.23	50,000	25,000
	3/31/2022	3/31/2032	$0.25	800,000	—
	11/28/2022	11/28/2032	$0.07	3,356,151	279,679
The foregoing discussion of the interests of the Elicio Directors and Officers in the Merger does not reflect the effect of the Reverse Stock Split and is not adjusted to reflect the effect of the Exchange Ratio.
Management Following the Merger
As described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “Management Following the Merger,” certain of Elicio’s directors and executive officers are expected to become the directors and executive officers of Angion upon the Closing.
Indemnification and Insurance
Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Angion and Elicio, as the surviving corporation in the Merger, shall indemnify and hold harmless each person who is or has served as a director or officer of Elicio against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director, officer, fiduciary or agent of Elicio, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation.
Under the Merger Agreement, the provisions of Angion’s amended and restated certificate of incorporation and amended and restated bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Angion shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Angion. The certificate of incorporation and bylaws of Elicio, as the surviving corporation in the Merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former and present directors and officers that are presently set forth in the amended and restated certificate of incorporation and amended and restated bylaws of Angion.
The Merger Agreement also provides that Angion shall maintain directors’ and officers’ liability insurance policies commencing at the Closing, on commercially available terms and conditions with coverage limits customary for U.S. public companies similar situated to Angion.

Structure
Under the Merger Agreement, Merger Sub, a wholly owned subsidiary of Angion formed in connection with the Merger, will merge with and into Elicio, with Elicio surviving as a wholly owned subsidiary of Angion. Substantially concurrently with the completion of the Merger, Angion will be renamed “Elicio Therapeutics, Inc.” and expects to trade on The Nasdaq Global Market under the symbol “ELTX.”
Executive Officers of the Combined Company Following the Merger
Immediately following the Merger, the executive management team of the combined company is expected to be comprised of the following individuals with such additional officers as may be added by Elicio or the combined company:
Name	Position with the Combined Company	Current Position at Elicio
Robert Connelly	Chief Executive Officer, President and Director	Chief Executive Officer

Daniel Geffken	Interim Chief Financial Officer	Interim Chief Financial Officer

Christopher Haqq, M.D., Ph.D.	Executive Vice President, Head of Research and Development and Chief Medical Officer	Executive Vice President, Head of Research and Development and Chief Medical Officer

Annette Matthies, Ph.D.	Chief Business Officer	Chief Business Officer

Peter DeMuth, Ph.D.	Chief Scientific Officer	Chief Scientific Officer
Directors of the Combined Company Following the Merger
At the Effective Time, the combined company is expected to initially have a nine-member board of directors, comprised of (a) Mr. Robert Connelly, Julian Adams, Ph.D., Carol Ashe, Yekaterina (Katie) Chudnovsky, Daphne Karydas, and Assaf Segal, each as an Elicio designee and (b) Mr. Jay Venkatesan, M.D., MBA,    , and    , each as an Angion designee, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.
The aforementioned board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the Nasdaq rules. All of Angion’s current directors, other than Dr. Venkatesan,     and    , are expected to resign from their positions as directors of Angion, effective as of the Effective Time.
Merger Consideration
For a discussion of merger consideration and the Exchange Ratio, please see the section titled “The Merger Agreement—Merger Consideration and Exchange Ratio” beginning on page 134.
Treatment of Angion Stock Options
All outstanding and unexercised options to purchase shares of Angion common stock will remain effective and outstanding. As of December 31, 2022, there were outstanding options to purchase up to an aggregate of      shares of Angion common stock. As of December 31, 2022, Angion’s current executive officers and directors hold outstanding options to purchase an aggregate of 2,690,673 shares of Angion common stock.
Treatment of Elicio Stock Options
Under the terms of the Merger Agreement, each option to purchase shares of Elicio common stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into and become an option to purchase shares of Angion common stock. Angion will assume the Elicio Plans and all such Elicio stock options in accordance with the terms of the Elicio Plans and the terms of the stock option agreement by which such option is evidenced.

Accordingly, from and after the Effective Time: (i) each outstanding Elicio stock option assumed by Angion may be exercised solely for shares of Angion common stock; (ii) the number of shares of Angion common stock subject to each outstanding Elicio stock option assumed by Angion will be determined by multiplying (A) the number of shares of Elicio common stock that were subject to such Elicio stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Angion common stock; (iii) the per share exercise price for the Angion common stock issuable upon exercise of each Elicio stock option assumed by Angion will be determined by dividing (A) the per share exercise price of Angion common stock subject to such Elicio stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Elicio stock option assumed by Angion will continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Elicio stock option will otherwise remain unchanged; provided, however, that the Angion Board or a committee thereof will succeed to the authority and responsibility of the Elicio Board or any committee thereof with respect to each Elicio stock option assumed by Angion.
Treatment of Elicio Warrants
Under the terms of the Merger Agreement, each warrant to purchase shares of Elicio common stock that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase shares of Angion common stock and Angion will assume each Elicio warrant in accordance with its terms. The number of shares of Angion common stock and the exercise price of each warrant will be appropriately adjusted to give effect to the Exchange Ratio.
Merger Expenses
Except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated therein, including the Merger, will be paid by the party incurring such expense, whether or not the Merger is consummated, except Angion will pay (i) all fees paid to the SEC in connection with filing this proxy statement/prospectus/information statement, and any amendments and supplements hereto, with the SEC, (ii) all fees and expenses in connection with the filing, printing, mailing and distribution of this proxy statement/prospectus/information statement, and any amendments and supplements hereto, and (iii) half of the Nasdaq fees associated with the Nasdaq listing application.
Effective Time of the Merger
The Merger will be completed as promptly as practicable (but no later than the second business day) after all of the conditions to the closing of the Merger are satisfied or waived, including the approval of the stockholders of Angion and Elicio, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section titled “The Merger Agreement—Termination and Termination Fees” on page 150. The Merger is anticipated to occur after the Angion special meeting, which is further described on page 92. Angion and Elicio cannot predict the exact timing of the closing of the Merger because it is subject to various conditions.
Regulatory Approvals
In the United States, Angion must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Angion common stock to Elicio’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus/information statement with the SEC. Angion does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.
Material U.S. Federal Income Tax Consequences of the Merger
The following discussion summarizes material U.S. federal income tax consequences of the Merger that are generally expected to be applicable to Elicio stockholders who are U.S. holders (as defined below), assuming the Merger is consummated as contemplated herein. This summary is based on current law, including the provisions of the Code, Treasury Regulations promulgated thereunder, judicial authority, and administrative rulings and practice, each as in effect as of the date of this proxy statement/prospectus/information statement and all of which are subject to change, possibly with retroactive effect.

This summary is not a complete description of all tax consequences of the Merger and does not address U.S. federal income tax consequences that may be relevant to particular Elicio stockholders in light of their personal circumstances or to Elicio stockholders who are subject to special treatment under U.S. federal income tax laws, such as Elicio stockholders who: do not hold their Elicio capital stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); are banks, insurance companies, tax-exempt entities, mutual funds, financial institutions, real estate investment trusts, regulated investment companies, government entities or broker-dealers; hold their Elicio capital stock as “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” under Section 1244 of the Code; hold their Elicio capital stock as part of a hedging, “straddle,” conversion or other integrated transaction or are treated as having sold their Elicio stock pursuant to the constructive sale provisions of the Code; are not U.S. holders; acquired their Elicio capital stock pursuant to the exercise of compensatory options, or in other compensatory transactions; acquired their Elicio capital stock pursuant to the exercise of warrants or conversion rights under convertible instruments; are subject to special tax accounting rules under Section 451(b) of the Code; hold their Elicio capital stock through individual retirement or other tax-deferred accounts; acquired their Elicio capital stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; have a functional currency other than the U.S. dollar; or are partnerships or entities or arrangements classified as partnerships or disregarded entities for U.S. federal income tax purposes, S corporations, or other pass-through entities (including hybrid entities) and investors therein.
In addition, this summary does not address (i) the tax consequences of the Merger under U.S. federal non-income tax law (including estate, gift, or other non-income taxes), (ii) the tax consequences of the Merger under state, local or non-U.S. tax laws, (iii) the impact of the alternative minimum tax provisions of the Code (including the 15% minimum tax applicable to the adjusted financial statement income of certain corporations) or the Medicare contribution tax on net investment income, (iv) the tax consequences of transactions effectuated before, subsequent to or concurrently with the Merger (whether or not any such transactions are consummated in connection with the Merger), including, without limitation, any transaction in which shares of Elicio capital stock are acquired, (v) the tax consequences to holders of Elicio stock options, Elicio warrants or similar rights to acquire Elicio capital stock, or (vi) the tax consequences of the Merger to Elicio stockholders who exercise appraisal or dissenters’ rights.
If a partnership or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes holds Elicio capital stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisors as to the tax consequences of the Merger.
This summary is limited to Elicio stockholders who are U.S. holders. A U.S. holder is a beneficial owner of Elicio capital stock that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date.

IN VIEW OF THE FOREGOING AND BECAUSE THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY, EACH ELICIO STOCKHOLDER SHOULD CONSULT SUCH STOCKHOLDER’S OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF SUCH STOCKHOLDER’S OWN TAX SITUATION.
General
Each of Angion and Elicio intends the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the Registration Statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part, Cooley will deliver to Angion and Mintz will deliver to Elicio opinions that the material U.S. federal income tax consequences of the Merger to Elicio stockholders who are U.S. holders U.S. holders are as described below under the heading “—Treatment of U.S. Holders in the Merger.” These opinions are based on facts and representations contained in representation letters provided by Angion and Elicio and on customary factual assumptions, and further assume that the Merger is completed in the manner set forth in the Merger Agreement and the Registration Statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part. In addition, the tax opinions will be based on the law in effect on the date of the opinions and will assume that there will be no change in applicable law between such date and the time of the Merger. If any assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the Merger could be adversely affected. Neither Angion nor Elicio intends to obtain a ruling from the IRS with respect to the tax consequences of the Merger. Further, the Merger is not conditioned upon obtaining an opinion from counsel that the Merger will qualify as a reorganization. Accordingly, no assurance can be given that the IRS will not challenge the Merger’s qualification as a “reorganization” within the meaning of Section 368(a) of the Code or that a court would not sustain such a challenge, and Elicio stockholders should consult their own tax advisors as to the specific tax consequences to them of the Merger, including applicable tax reporting requirements.
Treatment of U.S. Holders in the Merger
Subject to the qualifications and assumptions described in this proxy statement/prospectus/information statement, the Merger will qualify as a reorganization under Section 368(a) of the Code. If the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then each U.S. holder would be treated as exchanging its Elicio capital stock in a fully taxable transaction in exchange for Angion common stock and any cash received in lieu of a fractional share of Angion common stock. U.S. holders generally would recognize capital gain or loss in such exchange equal to the difference between (i) the sum of the fair market value of the Angion common stock received in the Merger and any cash received in lieu of a fractional share of Angion common stock and (ii) such holder’s tax basis in the Elicio capital stock surrendered in the Merger. The aggregate tax basis of a U.S. holder in the Angion common stock received in the Merger would equal the fair market value at the Effective Time of the U.S. holder’s Elicio capital stock exchanged in the Merger, and the holding period of Angion common stock received in the Merger would begin on the day after the Effective Time of the Merger.
For purposes of the above discussion of the bases and holding periods for shares of Elicio capital stock acquired by U.S. holders at different times for different prices, such U.S. holders must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the Merger.
U.S. holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Merger in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.
Information Reporting and Backup Withholding
Each U.S. holder who receives shares of Angion common stock in the Merger is required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. U.S. holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Elicio are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such U.S. holder’s Elicio capital stock surrendered in the Merger, the fair market value of such Elicio capital stock, the date of the Merger and the name and employer identification number of each of Elicio and Angion. U.S. holders are urged to consult with their tax advisors to comply with these rules.
A U.S. holder may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Merger. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the U.S. holder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder, if any, provided the required information is timely furnished to the IRS.

U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.
This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Merger to you.
Nasdaq Listing
Angion common stock currently is listed on The Nasdaq Global Select Market under the symbol “ANGN.” Angion has agreed to use commercially reasonable efforts (i) to maintain its existing listing on Nasdaq until the Effective Time and obtain approval of the listing of the combined company on Nasdaq, (ii) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Angion common stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), (iii) to effect the Reverse Stock Split and (iv) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial Nasdaq Listing Application for the Angion common stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time.
In addition, under the Merger Agreement, each of Elicio’s and Angion’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Angion common stock to be issued in the Merger have been approved for listing on Nasdaq as of the closing of the Merger. The terms of the Merger Agreement permit that this condition may be waived by agreement among Elicio, Angion and Merger Sub, without recirculation or resolicitation of this proxy statement/prospectus/information statement.
If the Nasdaq Listing Application is accepted, Angion anticipates that the common stock of the combined company will be listed on the Nasdaq Global Market following the closing of the Merger under the trading symbol “ELTX.”
Anticipated Accounting Treatment
The Merger will be treated by Angion as a reverse recapitalization under GAAP. For accounting purposes, Elicio is considered to be the accounting acquirer in this transaction.
Appraisal Rights and Dissenters’ Rights
Angion
Under the DGCL, Angion stockholders are not entitled to appraisal rights in connection with the Merger.
Elicio
Elicio stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.
The discussion below is not a complete summary regarding Elicio stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Elicio stockholders exercise their appraisal rights under Delaware law.
Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within 10 days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.
If the Merger is completed, within 10 days after the effective date of the Merger, Elicio will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Elicio capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Elicio within 20 days after the date of the giving of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Elicio of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Elicio capital stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Elicio, 2533 S Coast Hwy 101, Suite #210, Cardiff, CA 92007, Attention: Michael Mueller, Email: mmueller@Elicio.com, and should be executed by, or on behalf of, the record holder of shares of Elicio capital stock. ALL DEMANDS MUST BE RECEIVED BY ELICIO WITHIN 20 DAYS AFTER THE DATE ELICIO GIVES A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.
If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Elicio capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Elicio capital stock. To be effective, a demand for appraisal by a holder of shares of Elicio capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Elicio. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.
If you hold your shares of Elicio capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.
At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to Elicio. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Elicio capital stock.
Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be given to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of

Chancery in the event there are dissenting stockholders, and Elicio, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.
If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.
After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.
In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”
Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.
Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Elicio capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.
Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Angion, Elicio or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.
The Merger Agreement contains representations and warranties that Angion and Merger Sub, on the one hand, and Elicio, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if such statements made in the representations and warranties prove to be incorrect. In addition, the assertions made in the representations and warranties are qualified by the information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While Angion and Elicio do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Angion, Elicio or Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Angion and Merger Sub on the one hand, and Elicio on the other hand, and are modified by the disclosure schedules.
Structure
Under the Merger Agreement, Merger Sub, a wholly owned subsidiary of Angion formed in connection with the Merger, will merge with and into Elicio, with Elicio surviving as a wholly owned subsidiary of Angion. Substantially concurrently with the completion of the Merger, Angion will be renamed “Elicio Therapeutics, Inc.” and expects to trade on The Nasdaq Global Market under the symbol “ELTX.”
Completion and Effectiveness of the Merger
The Merger will be completed as promptly as practicable (but no later than the second business day) after all of the conditions to the closing of the Merger (Closing; and the date on which Closing actually takes place, the Closing Date) are satisfied or waived, including the approval of the stockholders of Angion, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section titled “The Merger Agreement—Termination and Termination Fees.” The Merger is anticipated to occur after the Angion special meeting of stockholders, which is further described in the section titled “The Special Meeting of Angion’s Stockholders.” Angion and Elicio cannot predict the exact timing of Closing because it is subject to various conditions.
Merger Consideration and Exchange Ratio
Merger Consideration
At the Effective Time, each share of Elicio capital stock outstanding immediately prior to the Effective Time and after giving effect to the Preferred Stock Conversion will be automatically converted solely into the right to receive a number of validly issued, fully paid and nonassessable shares of Angion common stock equal to the Exchange Ratio (as defined below).
No fractional shares of Angion common stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any holder of Elicio capital stock who would otherwise be entitled to receive a fraction of a share of Angion common stock (after aggregating all fractional shares of Angion common stock issuable to such holder) will, in lieu of such fraction of a share and upon such holder’s surrender of a letter of transmittal in accordance with the Merger Agreement and any accompanying documentation required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the volume weighted average closing trading price of a share of Angion common stock on Nasdaq for the five consecutive trading days ending three trading days immediately prior to the date of the public announcement of the Merger Agreement, which is equal to $0.911.

Exchange Ratio
The Exchange Ratio formula is derived based upon an Elicio fixed valuation of $95 million and an Angion valuation of $50.1 million, subject to certain adjustments, including based upon Angion Net Cash (as defined below) at Closing.
Immediately following the Merger, the pre-Merger equity holders of Elicio are expected to hold approximately 65.5% of the outstanding shares of Angion common stock and the pre-Merger equity holders of Angion are expected to hold approximately 34.5% of the outstanding shares of Angion common stock, in each case, on a fully diluted basis, subject to certain assumptions, including Angion Net Cash at Closing being between $26.5 million and $31.5 million. As currently anticipated, the Exchange Ratio is expected to be approximately 0.0164, assuming the reverse stock split is effected at a ratio of 10-for-1 to be implemented prior to the consummation of the Merger, as may be adjusted, and, subject to certain additional adjustments including based on the Angion Net Cash as of the Anticipated Closing Date, to account for any outstanding liabilities or other obligations of Angion, as of the Anticipated Closing Date related to (i) that certain Agreement of Lease, dated as of June 21, 2011, by and between NovaPark LLC, as landlord, and Angion, as tenant, with respect to a portion of 7-57 Wells Avenue, Newton, Massachusetts 02459, (ii) that certain Lease Agreement, dated as of January 20, 2021, by and between AG-JCCM Wells Avenue Property Owner, LLC, as landlord, and Angion, as tenant, with respect to that certain space at 7-57 Wells Avenue, Newton, Massachusetts and (iii) that certain Master Lease Agreement, dated June 11, 2021 by and between CSC Leasing Co. and Angion (Outstanding Lease Obligations) and to account for the Reverse Stock Split of Angion common stock at a ratio to be mutually agreed to by Angion and Elicio in the range of one new share for every 5 to 30 shares outstanding (which reverse stock split ratio was assumed to be 10-for-1 for purposes of calculating the assumed Exchange Ratio). The Exchange Ratio is the quotient obtained by dividing (a) (i) the Elicio Valuation divided by (ii) the Elicio Outstanding Shares (as defined below) by (b) (i) the Angion Valuation divided by (ii) the Angion Outstanding Shares, in which:
•	“Elicio Valuation” means $95 million.
•
“Elicio Outstanding Shares” means the total number of shares of Elicio capital stock outstanding immediately prior to the Effective Time after giving effect to the Preferred Stock Conversion, expressed on a fully-diluted basis and as-converted to Elicio common stock basis, assuming, without limitation or duplication, (i) the exercise of all Elicio stock options, Elicio restricted stock unit awards and Elicio warrants, in each case outstanding as of immediately prior to the Effective Time, and (ii) the issuance of shares of Elicio capital stock in respect of all other outstanding options, restricted stock awards, restricted stock units, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants, restricted stock awards, restricted stock units or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Elicio capital stock reserved for issuance other than with respect to outstanding Elicio warrants or Elicio stock options under the Elicio Plans as of immediately prior to the Effective Time).

•	“Angion Equity Value” means $21.05 million.
•
“Angion Outstanding Shares” means, subject to, among other things, certain stock dividends, subdivisions, reclassifications, recapitalizations, splits (including the possibility to effect the Reverse Stock Split), combinations or exchanges of shares or other like changes occurring prior to the Effective Time and the exclusion of out-of-the money Angion stock options, the total number of shares of Angion common stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Angion common stock basis and using the treasury stock method (and, for the avoidance of doubt, includes all in-the-money Angion stock options and Angion warrants), but assuming, without limitation or duplication, the issuance of shares of Angion common stock in respect of all Angion stock options, Angion restricted stock units, Angion warrants and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time (assuming cashless exercise using the Angion Closing Price), whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Angion common stock reserved for issuance other than with respect to outstanding Angion stock options, Angion restricted stock units and Angion warrants as of immediately prior to the Effective Time and as set forth above). No out-of-the-money Angion stock options or Angion warrants will be included in the total number of shares of Angion common stock outstanding for purposes of determining the Angion Outstanding Shares.

•
“Angion Valuation” means (i) if Angion Net Cash is greater than $31.5 million, the sum of (w) the Angion Equity Value plus (x) $29 million plus (y) the amount by which Angion Net Cash exceeds $31.5 million minus (z) the amount of any Outstanding Lease Obligations as of the Anticipated Closing Date, (ii) if Angion Net Cash is greater than or equal to $26.5 million but less than or equal to $31.5 million, the sum of (x) the Angion Equity Value plus (y) $29 million minus (z) the amount of any Outstanding Lease Obligations as of the Anticipated Closing Date, or (iii) if Angion Net Cash is less than $26.5 million, the sum of (w) the Angion Equity Value plus (x) $29 million minus (y) the amount by which $26.5 million exceeds Angion Net Cash minus (z) the amount of any Outstanding Lease Obligations as of the Anticipated Closing Date.

•
“Angion Net Cash” means, without duplication, (a) the sum of (i) Angion’s cash and cash equivalents, and marketable securities in each case as of the Anticipated Closing Date, (ii) the amount of any security deposits under leases or rental agreements to the extent refundable to Angion, (iii) the pro rata portion of any expenses prepaid by Angion (x) that will benefit Angion after Closing (subject to Elicio’s due diligence reasonably confirming Angion will in fact receive such benefit) or (y) for which the parties agree that Angion will be contractually entitled to receive upon termination of applicable contracts that the parties agree will be terminated as of or promptly after Closing (including, without limitation, prepaid expenses with respect to insurance to the extent that the parties agree that Angion will terminate such insurance and be contractually entitled to a refund of such prepaid expenses), (iv) any net cash proceeds of the Asset Dispositions (as defined in the section titled “Merger Agreement—Potential Asset Disposition”) which Angion is contractually entitled as of the Closing Date (subject to no conditions other than the passage of time) to receive within 90 days of the Closing Date and (v) 50% of (A) the aggregate costs associated with stockholder litigation brought or threatened in writing against Angion or its directors or officers relating to the Contemplated Transactions and (B) the fees associated with the listing on Nasdaq of the additional shares of Angion common stock to be issued in connection with the Contemplated Transactions, minus (b) the sum of (i) Angion’s accounts payable, accrued expenses (other than accrued expenses which are Transaction Expenses, as defined below, of Angion) and other current liabilities (excluding a recorded liability of approximately $160,000 for potential patient recruitment bonuses from a terminated clinical study that will not be realized (subject to Elicio’s due diligence reasonably confirming such bonuses will not be realized)) payable in cash, in each case as of the Anticipated Closing Date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Angion’s audited financial statements and the unaudited balance sheet of Angion as of September 30, 2022, included in Angion’s Report on Form 10-Q for the quarterly period ended September 30, 2022, as filed with the SEC, (ii) any unpaid Transaction Expenses (as defined in “—Expenses”) of Angion, (iii) any unpaid amounts payable by Angion in satisfaction of its obligations related to the directors’ and officers’ liability tail policy for the period after Closing, (iv) the amount of any Outstanding Lease Obligations, and (v) any declared but unpaid Angion cash dividends, plus (c) the aggregate amount of any outstanding principal and accrued interest under the Angion Notes as of the Anticipated Closing Date (but in no event will such amount be counted twice in the calculation of Angion Net Cash). The parties agreed that in no case will Angion Net Cash be reduced for any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any dissenting shares.

The following table illustrates how the Exchange Ratio and post-Merger equity ownership of Elicio’s pre-Merger equity holders and Angion’s pre-Merger equity holders may change (including deduction for the Outstanding Lease Obligations) if Angion Net Cash is between $23 million and $32 million at Closing, in each case calculated as of the Anticipated Closing Date.
		Post-Merger Ownership
Angion Net Cash at Closing ($ in millions)	Exchange Ratio	Angion Equity Holders	Elicio Equity Holders
$23 million	0.0176	31.7%	68.3%
$23.5 million	0.0174	31.9%	68.1%
$24 million	0.0172	32.2%	67.8%
$24.5 million	0.0171	32.4%	67.6%
$25 million	0.0169	32.6%	67.4%
$25.5 million	0.0167	32.9%	67.1%

		Post-Merger Ownership
Angion Net Cash at Closing ($ in millions)	Exchange Ratio	Angion Equity Holders	Elicio Equity Holders
$26 million	0.0166	33.1%	66.9%
$26.5 million	0.0164	33.4%	66.6%
$27 million	0.0164	33.6%	66.4%
$27.5 million	0.0164	33.8%	66.2%
$28 million	0.0164	34.1%	65.9%
$28.5 million	0.0164	34.3%	65.7%
$29 million	0.0164	34.5%	65.5%
$29.5 million	0.0164	34.7%	65.3%
$30 million	0.0164	35%	65.0%
$30.5 million	0.0164	35.2%	64.8%
$31 million	0.0164	35.4%	64.6%
$31.5 million	0.0164	35.6%	64.4%
$32 million	0.0162	35.8%	64.2%
Treatment of Elicio Stock Options
Under the terms of the Merger Agreement, each option to purchase shares of Elicio common stock that is outstanding and unexercised immediately prior to the Effective Time, if any, whether or not vested, will be converted into and become an option to purchase shares of Angion common stock. Angion will assume the Elicio Plans and all such Elicio stock options in accordance with the terms of the Elicio Plans and the terms of the stock option agreement by which such option is evidenced.
Accordingly, from and after the Effective Time: (i) each outstanding Elicio stock option assumed by Angion may be exercised solely for shares of Angion common stock; (ii) the number of shares of Angion common stock subject to each outstanding Elicio stock option assumed by Angion will be determined by multiplying (A) the number of shares of Elicio common stock that were subject to such Elicio stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Angion common stock; (iii) the per share exercise price for the Angion common stock issuable upon exercise of each Elicio stock option assumed by Angion will be determined by dividing (A) the per share exercise price of Angion common stock subject to such Elicio stock option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Elicio stock option assumed by Angion will continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Elicio stock option will otherwise remain unchanged; provided, however, that the Angion Board or a committee thereof will succeed to the authority and responsibility of the Elicio Board or any committee thereof with respect to each Elicio stock option assumed by Angion.
Treatment of Elicio Warrants
Under the terms of the Merger Agreement, each warrant to purchase shares of Elicio common stock that is outstanding and unexercised immediately prior to the Effective Time, will be converted into and become a warrant to purchase shares of Angion common stock and Angion will assume each Elicio warrant in accordance with its terms.
Accordingly, from and after the Effective Time: (i) each outstanding Elicio warrant assumed by Angion may be exercised solely for shares of Angion common stock; (ii) the number of shares of Angion common stock subject to each outstanding Elicio warrant assumed by Angion will be determined by multiplying (A) the number of shares of Elicio common stock, or the number of shares of Elicio preferred stock issuable upon exercise of the Elicio warrant, as applicable, that were subject to such Elicio warrant immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Angion common stock; (iii) the per share exercise price for the Angion common stock issuable upon exercise of each Elicio warrant assumed by Angion will be determined by dividing (A) the per share exercise price of Elicio capital stock subject to such Elicio warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Elicio warrant assumed by Angion will continue in full force and effect and the term and other provisions of such Elicio warrant will otherwise remain unchanged.

Directors and Executive Officers of the Combined Company Following the Merger
The Merger Agreement provides that the parties will use reasonable best efforts and take all necessary action so that effective as of the Effective Time, the Board of Directors of the combined company (the Combined Company Board) is comprised of nine members, with six such members designated by Elicio and three such members designated by Angion. Mr. Connelly, Chief Executive Officer of Elicio, will serve as the Chief Executive Officer of the combined company, Mr. Geffken, Interim Chief Financial Officer of Elicio will serve as Interim Chief Financial Officer of the combined company, Dr. Haqq who serves as Executive Vice President, Head of Research and Development and Chief Medical Officer of Elicio, will serve in the same role at the combined company, Dr. Matthies, Chief Business Officer of Elicio will serve as Chief Business Officer of the combined company and Dr. DeMuth, Chief Scientific Officer of Elicio, will serve as Chief Scientific Officer of the combined company. For more information about the directors and executive officers of the combined company following the Merger, please see the sections titled “The Merger—Executive Officers of the Combined Company Following the Merger” and “The Merger—Directors of the Combined Company Following the Merger.”
Conditions to the Completion of the Merger
The obligations of each party to consummate the Merger and the Contemplated Transactions are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the Closing, of the following conditions:
•
there must not have been any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions issued by any court of competent jurisdiction or other governmental body of competent jurisdiction and that remains in effect, and no law may have made the consummation of the Contemplated Transactions illegal;

•
the Angion stockholders must have approved (i) the amendment to Angion’s certificate of incorporation to effect the Reverse Stock Split, (ii) if applicable, the consummation of the Asset Dispositions and (iii) the issuance of Angion common stock or other securities of Angion that represent (or are convertible into) more than 20% of the shares of Angion common stock outstanding immediately prior to the Merger to the holders of Elicio capital stock, Elicio stock options and Elicio warrants in connection with the Contemplated Transactions and the change of control of Angion resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules;

•
Elicio must have delivered an action by written consent (Elicio Stockholder Written Consent) executed by the holders of (a) a majority of the then outstanding shares of Elicio Series A Preferred Stock voting as a separate class; (b) a majority of the then outstanding shares of Elicio Series B Preferred Stock voting as a separate class; (c) a majority of the then outstanding shares of Elicio Series C Preferred Stock voting as a separate class; and (d) a majority of the then outstanding shares of Elicio capital stock on an as-converted to Elicio common stock basis (collectively, the Required Elicio Stockholder Vote): (i) adopting and approving the Merger Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal, or assert any dissenters’ rights, for its shares pursuant to Section 262 of the DGCL and that such stockholder has received and read a copy of Section 262 of the DGCL, (iii) acknowledging that by such stockholder’s approval of the Merger such stockholder is not entitled to appraisal rights and thereby waives any right to receive payment of the fair value of its shares of Elicio capital stock under the DGCL, and (iv) electing an automatic conversion of each share of Elicio preferred stock into shares of Elicio common stock immediately prior to the Effective Time in accordance with the relevant provisions of Elicio’s organizational documents.

•
the existing shares of Angion common stock must have been continually listed on Nasdaq as of and from the date of the Merger Agreement through the Closing Date and the shares of Angion common stock to be issued in the Merger pursuant to the Merger Agreement must have been approved for listing (subject to official notice of issuance) on Nasdaq as of Closing;

•
this Registration Statement must have become effective in accordance with the Securities Act and must not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that not been withdrawn; and

•	Angion Net Cash must have been finally determined in accordance with the Merger Agreement.

In addition, the obligation of Angion and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver of the following conditions:
•
the representations and warranties of Elicio set forth in the Merger Agreement under Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), 2.6(a) and (c) (Capitalization) and 2.20 (No Financial Advisors) must have been true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties must have been true and correct in all material respects as of such date);

•
the representations and warranties of Elicio set forth in the Merger Agreement (other than the Elicio representations and warranties listed above) must have been true and correct as of the date of the Merger Agreement and must be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have an Elicio Material Adverse Effect (as defined below) (without giving effect to any references therein to any Elicio Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations must have been true and correct, subject to the qualifications set forth in the preceding clause (a), as of such particular date);

•
Elicio must have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•
Angion must have received from Elicio (i) an officer’s certificate certifying (x) that certain conditions set forth in the Merger Agreement have been duly satisfied and (y) that the information set forth in an allocation certificate delivered by Elicio containing information regarding Elicio’s capitalization is true and accurate in all respects; and (ii) a copy of such allocation certificate;

•	since the date of the Merger Agreement, there must not have occurred an Elicio Material Adverse Effect that is continuing;
•	certain of Elicio’s investor agreements must have been terminated (or will be terminated as of the Closing);
•
Angion must have received duly executed copies of the required Lock-Up Agreements from certain stockholders of Elicio and each executive officer and director of Elicio who is elected or appointed, as applicable, as an executive officer or director of Angion as of immediately following Closing, each of which must be in full force and effect as of Closing;

•	the Elicio Stockholder Written Consent executed by certain officers, directors and stockholders of Elicio must be in full force and effect;
•
the holders of no more than 5% of the shares of Elicio capital stock will have exercised statutory appraisal rights pursuant to Section 262 of the DGCL with respect to their shares of Elicio capital stock; and

•
Angion must have received (i) an original signed statement from Elicio that Elicio is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice from Elicio to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Angion to deliver such notice to the IRS on behalf of Elicio following Closing, each dated as of the Closing Date, duly executed by an authorized officer of Elicio, and in form and substance reasonably acceptable to Angion.

In addition, the obligation of Elicio to consummate the Merger is further subject to the satisfaction or waiver of the following conditions:
•
the representations and warranties of Angion and Merger Sub set forth in the Merger Agreement under Sections 3.1 (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required), 3.6(a) and (c) (Capitalization) and 3.21 (No Financial Advisors) must have been true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties must have been true and correct in all material respects as of such date);
•
the representations and warranties of Angion and Merger Sub set forth in the Merger Agreement (other than the Angion and Merger Sub representations and warranties listed above) must have been true and correct as of the date of the Merger Agreement and must be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have an Angion Material Adverse Effect (as defined below) (without giving effect to any references therein to any Angion Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations must have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date);

•
Angion and Merger Sub must have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under the Merger Agreement at or prior to the Effective Time;

•
Elicio must have received from Angion (i) an officer’s certificate confirming that certain conditions of the Merger Agreement have been duly satisfied; (ii) a certificate containing information regarding Angion’s capitalization; (iii) a written resignation executed by the directors of Angion who will not continue as directors of Angion after Closing; and (iv) the Angion closing financial certificate certifying Angion Net Cash as of the Anticipated Closing Date, a draft of which must have been provided to Elicio at least five business days prior to Closing, which certificate will be accompanied by such supporting documentation, information and calculations as are reasonably requested by Elicio to verify and determine the information contained therein;

•	since the date of the Merger Agreement, there must not have occurred an Angion Material Adverse Effect that is continuing;
•	Angion Net Cash must be greater than or equal to $25 million;
•
Elicio must have received satisfactory evidence that (a) specified Angion contracts have been terminated, assigned or fully performed by Angion, and (b) all obligations of Angion thereunder have been fully satisfied, waived or otherwise discharged; and

•	the Lock-Up Agreements executed by certain officers, directors and stockholders of Angion must be in full force and effect as of immediately following the Effective Time.
“Angion Material Adverse Effect” means any effect, change, event, circumstance or development (collectively, Effect) that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Angion or its subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following will not be taken into account in determining whether there has been an Angion Material Adverse Effect: (a) general business, political or economic conditions generally affecting the industry in which Angion and its subsidiaries operate, (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions, (c) changes in financial, banking or securities markets, (d) any change in the stock price or trading volume of Angion common stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Angion common stock may be taken into account in determining whether an Angion Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (e) the failure of Angion to meet internal or analysts’ expectations or projections or the results of operations of Angion, (f) any changes in or affecting clinical trial programs or studies conducted by or on behalf of Angion or its subsidiaries, including any adverse data, event or outcome arising out of or related to any such programs or studies, (g) any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP), (h) the announcement of the Merger Agreement or the pendency of the Contemplated Transactions, (i) the Asset

Dispositions, (j) any reduction in the amount of Angion’s cash and cash equivalents as a result of expenditures made by Angion related to wind down activities of Angion associated with the termination of its research and development activities (including the termination of ongoing contractual obligations relating to Angion current products or product candidates), (k) resulting from the taking of any action required to be taken by the Merger Agreement, or (l) as set forth on Section B of Angion’s disclosure schedule, except in each case, with respect to clauses (a) through (c), to the extent disproportionately affecting Angion and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Angion and its subsidiaries operate.
“Elicio Material Adverse Effect” means any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Elicio or its subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following will not be taken into account in determining whether there has been an Elicio Material Adverse Effect: (a) general business, political or economic conditions generally affecting the industry in which Elicio and its subsidiaries operate, (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions, (c) changes in financial, banking or securities markets, (d) any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP), (e) the announcement of the Merger Agreement or the pendency of the Contemplated Transactions, (f) the taking of any action required to be taken by the Merger Agreement, or (g) continued losses from operations or decreases in cash balances of Elicio or any of its subsidiaries or on a consolidated basis among Elicio and its subsidiaries; except, in each case, with respect to clauses (a) through (c), to the extent disproportionately affecting Elicio and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Elicio and its subsidiaries operate.
Calculation of Angion Net Cash
At least 15 calendar days prior to the Angion special meeting of stockholders, Angion and Elicio will agree upon the Anticipated Closing Date. At least ten calendar days prior to the Angion special meeting of stockholders, Angion will deliver to Elicio the Net Cash Schedule setting forth, in reasonable detail, Angion’s good faith, estimated calculation of Angion Net Cash, including each component thereof, as of the Anticipated Closing Date, prepared and certified by Angion’s Chief Financial Officer (or, if there is no Chief Financial Officer, the principal accounting officer of Angion), and shall make available to Elicio the work papers and back-up materials used or useful in preparing the Net Cash Schedule and, as reasonably requested by Elicio, Angion’s accountants and counsel at reasonable times and upon reasonable notice. Within three business days after delivery of the Net Cash Schedule (Response Date), Elicio will have the right to dispute any part of the Net Cash Schedule by delivering a written notice to that effect to Angion (a Dispute Notice). Any Dispute Notice will identify in reasonable detail the nature of any proposed revisions to the Angion Net Cash calculation.
If on or prior to the Response Date, Elicio (i) notifies Angion in writing that it has no objections to the Angion Net Cash calculation or (ii) fails to deliver a Dispute Notice, then the Angion Net Cash calculation as set forth in the Net Cash Schedule will be deemed to have been finally determined for purposes of the Merger Agreement and to represent Angion Net Cash as of the Anticipated Closing Date for purposes of the Merger Agreement.
If Elicio delivers a Dispute Notice on or prior to the Response Date, then representatives of both parties will promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Angion Net Cash, which agreed upon Angion Net Cash amount will be deemed to have been finally determined for purposes of the Merger Agreement and to represent the Angion Net Cash, as of the Anticipated Closing Date for purposes of the Merger Agreement.
If Angion and Elicio are unable to negotiate an agreed-upon determination of Angion Net Cash, as of the Anticipated Closing Date, within three calendar days after delivery of the Dispute Notice (or such other period as Angion and Elicio may mutually agree upon), then Angion and Elicio will jointly select an independent auditor of recognized national standing (Accounting Firm) to resolve any remaining disagreements as to the Angion Net Cash calculation. Angion will promptly deliver to the Accounting Firm the work papers and back-up materials used or useful in preparing the Net Cash Schedule, and Angion and Elicio will use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 calendar days of accepting its selection. Angion and Elicio will be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion will occur without the presence of a representative of each of Angion and Elicio. The determination of the Accounting Firm will be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Angion Net Cash, made by the Accounting Firm will be final and binding upon the parties and deemed to have been finally determined for purposes of the Merger Agreement and to represent Angion Net Cash as of the Anticipated Closing Date for purposes of the Merger Agreement, and the parties will delay the Closing until the resolution of the Angion Net Cash calculation. The fees and expenses of the Accounting Firm will be allocated between Angion and Elicio in the same proportion that the disputed amount of Angion Net Cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of Angion Net Cash. If the determination of Angion Net Cash as of the Anticipated Closing Date is done in accordance with this paragraph, the parties will not be required to determine Angion Net Cash, again even though the Closing may occur later than the Anticipated Closing Date, except that either party may request a re-determination of Angion Net Cash if the Closing Date is more than five business days after the Anticipated Closing Date.
Potential Asset Disposition
Angion is entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest its intellectual property and other assets and technology in existence on the date of the Merger Agreement (Potentially Transferrable Assets) to one or more third parties in one or a series of transactions prior to or substantially concurrently with Closing (Asset Dispositions); provided, that any such Asset Disposition will require, to the extent consistent with applicable laws, the written consent of Elicio, not to be unreasonably withheld, conditioned or delayed, if such Asset Disposition would create any post-disposition material liabilities for Angion following Closing. If the Asset Dispositions are not completed prior to, concurrently with, or immediately following Closing, the Potentially Transferrable Assets will be retained by Angion.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of the parties. Elicio represents and warrants to the following matters:
•	Due Organization; Subsidiaries
•	Organizational Documents
•	Authority; Binding Nature of Agreement
•	Vote Required
•	Non-Contravention; Consents
•	Capitalization
•	Financial Statements
•	Absence of Changes
•	Absence of Undisclosed Liabilities
•	Title to Assets
•	Real Property; Leasehold
•	Intellectual Property
•	Agreements, Contracts and Commitments
•	Compliance; Permits; Restrictions
•	Legal Proceedings; Orders
•	Tax Matters
•	Employee and Labor Matters; Benefit Plans
•	Environmental Matters
•	Insurance

•	No Financial Advisors
•	Disclosure
•	Transactions with Affiliates
•	Anti-Bribery
•	Disclaimer of Other Representations and Warranties
Angion and Merger Sub represent and warrant to the following matters:
•	Due Organization; Subsidiaries
•	Organizational Documents
•	Authority; Binding Nature of Agreement
•	Vote Required
•	Non-Contravention; Consents
•	Capitalization
•	SEC Filings; Financial Statements
•	Absence of Changes
•	Absence of Undisclosed Liabilities
•	Title to Assets
•	Real Property; Leasehold
•	Intellectual Property
•	Agreements, Contracts and Commitments
•	Compliance; Permits; Restrictions
•	Legal Proceedings; Orders
•	Tax Matters
•	Employee and Labor Matters; Benefit Plans
•	Environmental Matters
•	Transactions with Affiliates
•	Insurance
•	No Financial Advisors
•	Disclosure
•	Anti-Bribery
•	Valid Issuance
•	Opinion of Financial Advisor
•	Disclaimer of Other Representations and Warranties
The representations and warranties of Elicio, Angion and Merger Sub contained in the Merger Agreement or any certificate or instrument delivered pursuant to the Merger Agreement will terminate at the Effective Time.
Non-Solicitation
Angion, Elicio and their respective subsidiaries are prohibited by the terms of the Merger Agreement, other than, in the case of Angion, with respect to any Asset Disposition, from, directly or indirectly, (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any

Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below) or taking any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnishing any non-public information regarding such party to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engaging in discussions (other than to inform any person of the existence of these prohibitions) or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approving, endorsing or recommending any Acquisition Proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below) (other than, in the case of Angion, a confidentiality agreement permitted as described below); or (vi) publicly proposing to do any of the foregoing.
Pursuant to the terms of the Merger Agreement, each of Angion and Elicio agreed to immediately cease and cause to be terminated any existing discussions, negotiations and communications with any person relating to any Acquisition Proposal or Acquisition Inquiry (other than, in the case of Angion, any Asset Dispositions) as of the date of the Merger Agreement and request the destruction or return of any of such party’s nonpublic information provided to such person as soon as practicable after the date of the Merger Agreement.
Subject to certain restrictions and prior to obtaining the approval of the Stock Issuance Proposal and the Reverse Stock Split Proposal (Required Angion Closing Stockholder Matters) by the Required Angion Stockholder Vote (as defined below), Angion and its subsidiaries may furnish non-public information regarding Angion or any of its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide Acquisition Proposal by such person, which the Angion Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (as defined below) (and is not withdrawn) if: (A) none of Angion, any of its subsidiaries or any of their respective representatives have breached the non-solicitation restrictions in the Merger Agreement in any material respect, (B) the Angion Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Angion Board under applicable law; (C) substantially contemporaneously with furnishing any such nonpublic information to such person, Angion gives Elicio notice of Angion’s intention to furnish nonpublic information to, or enter into discussions with, such person and furnishes such nonpublic information to Elicio (to the extent such information has not been previously furnished by Angion to Elicio), and (D) Angion receives from such person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire and “standstill” provisions), in the aggregate, at least as favorable to it as those contained in the confidentiality agreement entered into between Angion and Elicio in connection with the Merger.
If Angion, Elicio, or any of their respective subsidiaries or representatives, receives an Acquisition Proposal or Acquisition Inquiry during the period following the date of the Merger Agreement through Closing, then such party will promptly (and in no event later than one business day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry and the material terms thereof). Each party will keep the other party reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.
“Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Elicio, on the one hand, or Angion, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal; provided, however, that the term Acquisition Inquiry does not include the Merger, the Contemplated Transactions or any transactions related to the Asset Dispositions.
“Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Elicio or any of its affiliates, on the one hand, or by or on behalf of Angion or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party, other than the Asset Dispositions.

“Acquisition Transaction” means any transaction or series of related transactions (other than the Asset Dispositions) involving:
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any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity; (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries; or (iii) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

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any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement; and (b) is on terms and conditions that the Angion Board determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and outside financial advisor, if any, are more favorable, from a financial point of view, to Angion’s stockholders than the terms of the Contemplated Transactions and is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party).
Angion Stockholder Meeting
Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Angion will take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Angion common stock for the purpose of seeking approval of the Merger Agreement and the Contemplated Transactions, including: (i) the amendment of Angion’s certificate of incorporation to effect the Reverse Stock Split, (ii) if applicable, the consummation of the Asset Dispositions, (iii) the issuance of Angion common stock or other securities of Angion that represent (or are convertible into) more than 20% of the shares of Angion common stock outstanding immediately prior to the Merger to the holders of Elicio capital stock, Elicio stock options and Elicio warrants in connection with the Contemplated Transactions and the change of control of Angion resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules, and (iv) any other proposals the parties deem necessary or desirable to consummate the Contemplated Transactions (together with the proposals set forth in the foregoing clauses (i) through (iii), the Angion Stockholder Matters).
The Angion special meeting will be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and, in any event, no later than 45 calendar days after the effective date of the Registration Statement. Angion will take reasonable measures to ensure that all proxies solicited in connection with the Angion special meeting are solicited in compliance with all applicable laws. If, on or before the date of the Angion special meeting, Angion reasonably believes that it (i) will not receive proxies sufficient to obtain the required approvals of the Required Angion Closing Stockholder Matters (Required Angion Stockholder Vote), whether or not a quorum would be present or (ii) will not have sufficient shares of Angion common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Angion special meeting, Angion may postpone or adjourn, or make one or more successive postponements or adjournments of, the Angion special meeting as long as the date of the Angion special meeting is not postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments.
Angion agreed that, subject to certain exceptions in the Merger Agreement: (i) the Angion Board will recommend that the holders of Angion common stock vote to approve the Angion Stockholder Matters and will use commercially reasonable efforts to solicit such approval within the timeframe set forth above, (ii) this proxy statement/prospectus/information statement will include a statement to the effect that the Angion Board recommends that Angion’s stockholders vote to approve the Angion Stockholder Matters (the recommendation of the Angion Board with respect to the Angion Stockholder Matters being referred to as the Angion Board Recommendation); and (iii) the Angion Board Recommendation will not be withheld, amended, withdrawn or modified (and the Angion

Board will not publicly propose to withhold, amend, withdraw or modify the Angion Board Recommendation) in a manner adverse to Elicio, and no resolution by the Angion Board or any committee thereof to withdraw or modify the Angion Board Recommendation in a manner adverse to Elicio or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, an Angion Board Adverse Recommendation Change).
The terms of the Merger Agreement provide that, subject to the limitations set forth in the Merger Agreement, if at any time prior to the approval of the Angion Stockholder Matters at the Angion special meeting by the Required Angion Stockholder Vote, Angion receives a bona fide Acquisition Proposal (which did not arise out of a material breach of the non-solicitation provisions of the Merger Agreement) from any person that has not been withdrawn and after consultation with outside legal counsel, the Angion Board determines, in good faith, that such Acquisition Proposal is a Superior Offer, the Angion Board may make an Angion Board Adverse Recommendation Change or Angion may terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Offer, if and only if: (A) the Angion Board determines in good faith, after consultation with Angion’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Angion Board to Angion’s stockholders under applicable law; (B) Angion has given Elicio prior written notice of its intention to consider making an Angion Board Adverse Recommendation Change or terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Offer at least four business days prior to making any such Angion Board Adverse Recommendation Change or termination (an Angion Determination Notice, and such period, the Angion Notice Period) (which notice will not constitute an Angion Board Adverse Recommendation Change); and (C)(1) Angion provided to Elicio a summary of the material terms and conditions of the Acquisition Proposal in accordance with the Merger Agreement, (2) Angion has and has caused its representatives to, during the Angion Notice Period, negotiate in good faith with Elicio (to the extent Elicio desires to negotiate) to enable Elicio to propose in writing an offer binding on Elicio to effect such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal no longer constitutes a Superior Offer, and (3) after considering the results of such negotiations and giving effect to the proposals made by Elicio, if any, after consultation with outside legal counsel, the Angion Board determines, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Angion Board Adverse Recommendation Change or terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Offer would be inconsistent with the fiduciary duties of the Angion Board to Angion’s stockholders under applicable law; provided that (x) Elicio receives written notice from Angion confirming that the Angion Board has determined to change its recommendation during the Angion Notice Period, which shall include a description in reasonable detail of the reasons for such Angion Board Adverse Recommendation Change and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer or to terminate the Merger Agreement pursuant to the terms set forth therein during the Angion Notice Period; (y) during any Angion Notice Period, Elicio shall be entitled to deliver to Angion one or more counterproposals to such Acquisition Proposal and Angion will, and will cause its representatives to, negotiate with Elicio in good faith (to the extent Elicio desires to negotiate) to enable Elicio to propose in writing an offer binding on Elicio to effect such adjustments to the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that Angion’s stockholders would receive), Angion must provide Elicio with notice of such material amendment and the Angion Notice Period will be extended, if applicable, to ensure that at least two business days remain in the Angion Notice Period (it being understood that there may be multiple extensions).
The terms of the Merger Agreement also provide that, other than in connection with an Acquisition Proposal, the Angion Board may make an Angion Board Adverse Recommendation Change in response to an Angion Change in Circumstance (as defined below), if and only if: (A) the Angion Board determines in good faith, after consultation with the Angion’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Angion Board to Angion’s stockholders under applicable law; (B) Angion has given Elicio an Angion Determination Notice at least four business days prior to making any such Angion Board Adverse Recommendation Change; and (C) (1) Angion has specified the Angion Change in Circumstance in reasonable detail, including the material facts and circumstances related to the applicable Angion Change in Circumstance, (2) Angion has given Elicio four business days after the Angion Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and has made its representatives reasonably available to negotiate in good faith with Elicio (to the extent Elicio desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Elicio, if any, after consultation with outside legal counsel, the Angion Board determines, in good faith, that the failure to make the Angion Board Adverse Recommendation Change in response to such Angion Change in Circumstance or terminate the Merger Agreement pursuant to the terms set forth therein would be inconsistent with the fiduciary duties of the Angion Board to Angion’s stockholders under applicable law. The provisions of the Merger Agreement described in this paragraph also apply to any material change to the facts and circumstances relating to such Angion Change in Circumstance and require a new Angion Determination Notice, except that the references to four business days will be deemed to be two business days.
“Angion Change in Circumstance” means a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof or (B) the fact, in and of itself, that Angion meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Angion that occurs or arises after the date of the Merger Agreement.
Elicio Stockholder Action by Written Consent
The Merger Agreement contemplates that promptly after the Registration Statement is declared effective under the Securities Act, and in any event no later than three business days thereafter, Elicio will prepare, with the cooperation of Angion, and cause to be mailed to its stockholders an information statement, which shall include a copy of this proxy statement/prospectus/information statement to solicit the approval by written consent from Elicio’s stockholders sufficient for the Required Elicio Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of approving the Elicio Stockholder Matters.
Elicio agreed that: (i) the Elicio Board will recommend that the Elicio stockholders vote to approve the Elicio Stockholder Matters and will use commercially reasonable efforts to solicit such approval certain officers, directors and stockholders of Elicio within the timeframe set forth above (the recommendation of the Elicio Board that Elicio’s stockholders vote to adopt and approve the Elicio Stockholder Matters being referred to as the “Elicio Board Recommendation”); and (ii) the Elicio Board Recommendation will not be withdrawn or modified (and the Elicio Board will not publicly propose to withdraw or modify the Elicio Board Recommendation) in a manner adverse to Angion, and no resolution by the Elicio Board or any committee thereof to withdraw or modify the Elicio Board Recommendation in a manner adverse to Angion or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal will be adopted or proposed.
Appraisal Rights and Dissenters’ Rights
Under the DGCL, Angion stockholders are not entitled to appraisal rights in connection with the Merger.
Elicio stockholders are entitled to statutory appraisal rights in connection with the Merger under Section 262 of the DGCL. One of the conditions to Angion’s obligation to consummate the Merger is that the holders of no more than 5% of the shares of Elicio capital stock shall have exercised statutory appraisal rights pursuant to Section 262 of the DGCL with respect to their shares of Elicio capital stock.
Covenants; Operation of Business Pending the Merger
During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, except (i) as set forth in Angion’s disclosure schedule, (ii) expressly permitted or required in accordance with the Merger Agreement, (iii) as required by applicable law, or (iv) as may be consented to in writing by Elicio (not be unreasonably withheld, delayed or conditioned), each of Angion and its subsidiaries has agreed to (A) conduct its business and operations in the ordinary course of business (which includes actions required to effect the Asset Dispositions or effect the winding down of Angion’s prior research and development activities) and in compliance in all material respects with all applicable laws and the requirements of all of its material contracts and (B) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) when due and payable, and will not:
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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases of shares of Angion common stock from terminated employees, directors or consultants of Angion or in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under Angion’s

Second Amended and Restated 2015 Equity Incentive Plan, Angion’s 2021 Incentive Plan and Angion’s 2021 Employee Stock Purchase Plan (collectively, Angion Plans) in accordance with the terms of such award in effect on the date of the Merger Agreement);
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sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Angion or any of its subsidiaries (except for Angion common stock issued upon the valid exercise of outstanding Angion options or Angion warrants, upon settlement of purchase rights under Angion’s 2021 Employee Stock Purchase Plan (Angion ESPP) or upon settlement of Angion restricted stock units); (B) any option, warrant or right to acquire any capital stock or any other security other than Angion stock options or restricted stock unit awards granted to directors, employees and service providers or offerings providing eligible employees with purchase rights under the Angion ESPP, in either case, in the ordinary course of business which are included in the calculation of the Angion Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Angion or any of its subsidiaries;

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except as required to give effect to anything in contemplation of Closing, amend any of its or its subsidiaries’ organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;
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(A) lend money to any person (except for the advancement of reasonable and customary expenses to employees, directors, and consultants in the ordinary course of business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses (as defined in “—Expenses”), make any capital expenditure in excess of $100,000 of the budgeted capital expenditure amount set forth in Angion’s operating budget delivered to Elicio concurrently with the execution of the Merger Agreement (Angion Budget), or (E) forgive any loans to any persons, including Angion’s employees, officers, directors or affiliates;

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other than as required by applicable law or the terms of any Angion benefit plan as in effect on the date of the Merger Agreement: (A) adopt, terminate, establish or enter into any Angion benefit plan; (B) cause or permit any Angion benefit plan to be amended; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or bonus or other compensation or remuneration payable to, any of its directors, officers, consultants or employees other than increases in base salary and annual cash bonus opportunities and payments made, in each case, in the ordinary course of business; (D) hire any officer or employee; or (E) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

•	recognize any labor union or labor organization, except as otherwise required by applicable law and after prior written consent of Elicio (not to be unreasonably withheld, conditioned or delayed);
•	enter into any material transaction other than in the ordinary course of business;
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acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any material Angion intellectual property (other than pursuant to non-exclusive licenses in the ordinary course of business);
•
make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability or submit any voluntary disclosure application, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than seven months), or adopt or change any material accounting method in respect of taxes;
•	enter into, materially amend or terminate any Angion material contract;
•
except as otherwise set forth in the Angion Budget and the incurrence or payment of any Transaction Expenses (as defined in “—Expenses”), make any expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, in amounts that exceed the aggregate amount of the Angion Budget by $100,000;

•	other than as required by law or GAAP, take any action to change accounting policies or procedures;
•	initiate or settle any legal proceeding; or other claim or dispute involving or against Angion or any of its subsidiaries;
•	enter into or amend a material contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;
•
after the Angion Net Cash calculation is finalized and agreed to by the parties, incur any liabilities in excess of $25,000 in the aggregate or otherwise take any action other than, in each case, in the ordinary course of business or in connection with the Contemplated Transactions; or

•	agree, resolve or commit to do any of the foregoing.
During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, except (i) as set forth in Elicio’s disclosure schedule, (ii) expressly permitted or required in accordance with the Merger Agreement, (iii) as required by applicable law, or (iv) as may be consented to in writing by Angion (not be unreasonably withheld, delayed or conditioned), each of Elicio and its subsidiaries has agreed to (A) conduct its business and operations in the ordinary course of business and in compliance in all material respects with all applicable laws and the requirements of all of its material contracts and (B) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) when due and payable, and will not, and will not cause or permit any of its subsidiaries to:
•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases of shares of Elicio common stock from terminated employees, directors or consultants of Angion or in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under the Elicio Plans in accordance with the terms of such award in effect on the date of the Merger Agreement);

•
sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Elicio or any of its subsidiaries (except for shares of Elicio common stock issued upon the valid exercise of outstanding Elicio stock options or Elicio warrants or the valid settlement of outstanding Elicio restricted stock units); (B) any option, warrant or right to acquire any capital stock or any other security other than Elicio stock options or restricted stock unit awards granted to directors, employees and service providers in the ordinary course of business which are included in the calculation of the Elicio Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Elicio or any of its subsidiaries;

•
except as required to give effect to anything in contemplation of the Closing, amend any of its or its subsidiaries’ organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, in connection with the Contemplated Transactions;

•	form a subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;
•
(A) lend money to any person (except for the advancement of reasonable and customary expenses to employees and directors in the ordinary course of business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses (as defined in “—Expenses”), make any capital expenditures in excess of

$100,000 of the budgeted capital expenditure amounts set forth in Elicio’s operating budget delivered to Angion on the date of the Merger Agreement (Elicio Budget), or (E) forgive any loans to any persons, including Elicio’s employees, officers, directors or affiliates;
•
other than as required by applicable law or the terms of any Elicio benefit plan as in effect on the date of the Merger Agreement: (A) adopt, terminate, establish or enter into any Elicio benefit plan; (B) cause or permit any Elicio benefit plan to be amended; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or bonus or other compensation or remuneration payable to, any of its directors, officers, consultants or employees other than increases in base salary and annual cash bonus opportunities and payments made, in each case, in the ordinary course of business; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or (E) terminate or give notice to any officer other than for cause;

•	recognize any labor union or labor organization, except as otherwise required by applicable law and after prior written consent of Angion (not be unreasonably withheld, conditioned or delayed;
•	enter into any material transaction other than in the ordinary course of business;
•
acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any Elicio intellectual property (other than pursuant to non-exclusive licenses in the ordinary course of business);
•
make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability or submit any voluntary disclosure application, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than seven months), or adopt or change any material accounting method in respect of taxes;

•	enter into, materially amend or terminate any Elicio material contract (other than statements of work entered into or amended in the ordinary course of business);
•
except as otherwise set forth in the Elicio Budget and the incurrence or payment of any Transaction Expenses (as defined in “—Expenses”), make any expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, in amounts that exceed the aggregate amount of the Elicio Budget by $150,000;

•	other than as required by law or GAAP, take any action to change accounting policies or procedures;
•	initiate or settle any legal proceeding or other claim or dispute involving or against Elicio or any of its subsidiaries;
•	enter into or amend a contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions; or
•	agree, resolve or commit to do any of the foregoing.
Termination and Termination Fees
The Merger Agreement may be terminated prior to the Effective Time (whether before or after the required stockholder approvals to consummate the Merger have been obtained, unless otherwise specified below):
(a)	by mutual written consent of Angion and Elicio;
(b)
by either Angion or Elicio if the Contemplated Transactions have not been consummated by October 17, 2023 (subject to possible extension as provided in this paragraph, the End Date); provided, however, that the right to terminate the Merger Agreement under this paragraph will not be available to a party if such party’s (or, in the case of Angion, Merger Sub’s) action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement; provided, further, however, that, in the event that a request for additional information has been made by any governmental body or in the event that the SEC has not declared the Registration Statement effective under the Securities Act by the date which is 30 calendar days prior to the End Date, then Angion will be entitled to extend the End Date for an additional 60 calendar days by written notice to Elicio;
(c)
by either Angion or Elicio if a court of competent jurisdiction or other governmental body has issued a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d)
by Angion if the Elicio Stockholder Written Consent has not been obtained within three business days of the date of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Elicio Stockholder Written Consent has been obtained, Angion may not terminate the Merger Agreement pursuant to this paragraph;

(e)
by either Angion or Elicio if (i) the Angion special meeting (including any adjournments and postponements thereof) was held and completed and (ii) the Angion Stockholder Matters were not approved at such Angion special meeting by the Required Angion Stockholder Vote; provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to Angion where the failure to obtain the Required Angion Stockholder Vote was caused by the action or failure to act of Angion and such action or failure to act constitutes a material breach by Angion of the Merger Agreement;

(f)	by Elicio (at any time prior to the approval of the Angion Stockholder Matters by the Required Angion Stockholder Vote) if an Angion Triggering Event (as defined below) has occurred;
(g)	by Angion (at any time prior to the Required Elicio Stockholder Vote being obtained) if an Elicio Triggering Event (as defined below) has occurred;
(h)
by Elicio, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Angion or Merger Sub or if any representation or warranty of Angion or Merger Sub has become inaccurate, in either case, such that certain closing conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty has become inaccurate; provided that Elicio is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in Angion’s or Merger Sub’s representations and warranties or breach by Angion or Merger Sub is curable by the End Date by Angion or Merger Sub, then the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a 30 calendar day period commencing upon delivery of written notice from Elicio to Angion or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Angion or Merger Sub is cured prior to such termination becoming effective);

(i)
by Angion, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Elicio or if any representation or warranty of Elicio has become inaccurate, in either case, such that certain closing conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty has become inaccurate; provided that Angion is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in Elicio’s representations and warranties or breach by Elicio is curable by End Date by Elicio then the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a 30 calendar day period commencing upon delivery of written notice from Angion to Elicio of such breach or inaccuracy and its intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Elicio is cured prior to such termination becoming effective);

(j)
by Angion, at any time prior to the approval of the Angion Stockholder Matters by the Required Angion Stockholder Vote, if (i) Angion has received a Superior Offer, (ii) Angion has complied with its obligations under the non-solicitation and Angion Board Adverse Recommendation Change provisions of the Merger Agreement, (iii) the Angion Board has determined in good faith, after consultation with its outside legal counsel, that the failure to terminate the Merger Agreement would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, (iv) Angion concurrently terminates the Merger Agreement and enters into a definitive agreement with respect to such Superior Offer and (v) Angion concurrently pays to Elicio the applicable termination fee;

(k)	by Elicio if, on the End Date, Angion’s Net Cash has fallen below $25 million, such that the Net Cash Condition is not satisfied as of the End Date; or
(l)
by Angion, if Elicio has not provided to Angion (i) the unaudited consolidated financial statements of Elicio and its consolidated subsidiaries for the period ended September 30, 2022 no later than February 1, 2023 or (ii) the audited consolidated financial statements for the fiscal year ended 2022 no later than March 15, 2023, in each case in accordance with the Merger Agreement.

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination, specifying the provisions of the Merger Agreement pursuant to which such termination is made and the basis therefor described in reasonable detail.
“Elicio Triggering Event” will be deemed to have occurred if: (a) the Elicio Board has made an Elicio Board Adverse Recommendation Change; (b) the Elicio Board or any committee thereof has publicly approved, endorsed or recommended any Acquisition Proposal; or (c) Elicio has entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal.
“Angion Triggering Event” will be deemed to have occurred if: (a) Angion has failed to include in the proxy statement/prospectus/information statement the Angion Board Recommendation or has made an Angion Board Adverse Recommendation Change; (b) the Angion Board or any committee thereof has approved, endorsed or recommended any Acquisition Proposal; (c) Angion has entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to the Merger Agreement); or (d) Angion or any director or officer of Angion has willfully and intentionally breached the provisions set forth in the non-solicitation or Angion stockholders’ meeting provisions of the Merger Agreement.
Angion must pay Elicio a nonrefundable termination fee of $1 million if (A) the Merger Agreement is terminated by Elicio pursuant to clause (b), (e) or (h) above, (B) an Acquisition Proposal with respect to Angion has been publicly announced, disclosed or otherwise communicated to Angion or the Angion Board at any time after the date of the Merger Agreement but prior to the termination of the Merger Agreement (which has not been withdrawn) and (C) within 12 months after the date of such termination, Angion enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction in respect of such Acquisition Proposal. Angion must pay Elicio a nonrefundable termination fee of $2 million if the Merger Agreement is terminated by Elicio pursuant to clause (f) above (or at the time the Merger Agreement is terminated, Elicio has the right to terminate the Merger Agreement pursuant to clause (f) above) or the Merger Agreement is terminated by Angion pursuant to clause (j) above.
Elicio must pay Angion a nonrefundable termination fee of $1 million if (i) (A) the Merger Agreement is terminated by Angion pursuant to clause (b), (d) or (i) above, (B) an Acquisition Proposal with respect to Elicio has been publicly announced, disclosed or otherwise communicated to Elicio or the Elicio Board at any time after the date of the Merger Agreement but prior to the termination of the Merger Agreement (which has not been withdrawn) and (C) within 12 months after the date of such termination, Elicio enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction in respect of such Acquisition Proposal; or (ii) the Merger Agreement is terminated by Angion pursuant to clause (g) above (or at the time the Merger Agreement is terminated, Angion has the right to terminate the Merger Agreement pursuant to clause (g) above).
If the Merger Agreement is terminated by Elicio pursuant to clause (e) or (k) above or in the event of the failure of Elicio to consummate the transactions to be contemplated at the Closing solely as a result of an Angion Material Adverse Effect as set forth in the Merger Agreement (provided, that at such time all other conditions precedent to Angion’s obligation to close set forth in the Merger Agreement have been satisfied by Elicio, are capable of being satisfied by Elicio or have been waived by Angion), then Angion will reimburse Elicio for all reasonable out-of-pocket fees and expenses incurred by Elicio in connection with the Merger Agreement and the Contemplated Transactions, up to a maximum of $500,000, by wire transfer of same-day funds within ten business days following the date on which Elicio submits to Angion true and correct copies of reasonable documentation supporting such expenses; provided, however, that such expenses shall not include any amounts for financial advisors to Elicio except for reasonably documented out-of-pocket expenses otherwise reimbursable by Elicio to such financial advisors pursuant to the terms of Elicio’s engagement letter or similar arrangement with such financial advisors. To the extent any such expenses are paid, such amounts will be credited against any termination fee that becomes payable by Angion to Elicio thereafter.
If the Merger Agreement is terminated by Angion pursuant to clause (i) or in the event of the failure of Angion to consummate the transactions to be consummated to the Closing solely as a result of an Elicio Material Adverse Effect as set forth in the Merger Agreement (provided, that at such time all other conditions precedent to Elicio’s obligation to close set forth in the Merger Agreement have been satisfied by Angion, are capable of being satisfied by Angion or have been waived by Elicio), then Elicio will reimburse Angion for all reasonable out-of-pocket fees and expenses incurred by Angion in connection with the Merger Agreement and the Contemplated Transactions, up to a maximum of $500,000, by wire transfer of same-day funds within ten business days following the date on which Angion submits to Elicio true and correct copies of reasonable documentation supporting such expenses; provided, however, that such expenses shall not include any amounts for financial advisors to Angion except for reasonably documented out-of-pocket expenses otherwise reimbursable by Angion to such financial advisors pursuant to the terms of Angion’s engagement letter or similar arrangement with such financial advisors. To the extent any such expenses are paid, such amounts will be credited against any termination fee that becomes payable by Elicio to Angion thereafter.
Other Agreements
Director Indemnification and Insurance
The Merger Agreement provides that, subject to certain limitations as set forth in the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Angion and the surviving company will indemnify each person who is, has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Angion or Elicio or their respective subsidiaries.
The Merger Agreement also provides that the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers of Angion or any of its subsidiaries set forth in the organizational documents of Angion or any of its subsidiaries will not be amended, modified or repealed for a period of six years from the Effective Time in any manner that would adversely affect the rights of individuals who, at or prior to the Effective Time, were officers or directors of Angion or any of its subsidiaries, unless required by applicable law. After Closing, the organizational documents of the surviving corporation will contain provisions at least as favorable as the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers presently set forth in Angion’s organizational documents as of the date of the Merger Agreement. Angion has agreed to purchase a six year “tail policy” with an effective date as of the Closing Date for the non-cancellable extension of Angion’s existing directors’ and officers’ liability insurance policies and Angion’s existing fiduciary liability insurance policies (if any).
Listing
Angion common stock currently is listed on The Nasdaq Global Market under the symbol “ANGN.” Angion has agreed to use commercially reasonable efforts (i) to maintain its existing listing on Nasdaq until the Closing Date and obtain approval of the listing of the combined company on Nasdaq, (ii) without derogating from the requirements of the foregoing clause (i) and to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Angion common stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), (iii) to effect the Reverse Stock Split and (iv) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial Nasdaq Listing Application for the Angion common stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time.
The parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Elicio will cooperate with Angion as reasonably requested by Angion with respect to the Nasdaq

Listing Application and promptly furnish to Angion all information concerning Elicio and its stockholders that may be required or reasonably requested in connection with any action contemplated by the foregoing paragraph.
Expenses
Pursuant to the Merger Agreement, all the Transaction Expenses (as defined below) will be paid by the party incurring such expense, whether or not the Merger is consummated, except in connection with a disagreement regarding Angion Net Cash, the fees and expenses of the Accounting Firm will be allocated between Elicio and Angion in the proportion that the unsuccessfully disputed amount of Angion Net Cash bears to the total disputed amount of Angion Net Cash.
“Transaction Expenses” means, with respect to each party, all fees and expenses incurred by such party at or prior to the Effective Time in connection with the Contemplated Transactions and the Merger Agreement, including (a) any fees and expenses of legal counsel and accountants and the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such party in connection with the negotiation, preparation and execution of the Merger Agreement and the consummation of the Contemplated Transactions (including in connection with any stockholder litigation relating to the Merger Agreement or any of the Contemplated Transactions), including finders’ fees; (b) only with respect to Angion, fees paid to the SEC in connection with filing the Registration Statement, the proxy statement/prospectus/information statement, and any amendments and supplements hereto or thereto, with the SEC; (c) only with respect to Angion, any fees and expenses in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements hereto; (d) 50% of the fees and expenses payable to Nasdaq in connection with the Nasdaq Listing Application; (e) any bonus, severance, change-in-control or retention payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the Closing) that become due or payable to any director, officer, employee or consultant of Angion or any of its subsidiaries in connection with the consummation of the Contemplated Transactions; (f) only with respect to Angion, any fees and expenses incurred in connection with the directors’ and officers’ tail policy described above; (g) only with respect to Angion, any potential cash payments payable pursuant to a “fundamental transaction” provision of any Angion warrants; (h) only with respect to Angion, any notice payments, change-of-control payments, fines or other payments to be made by Parent in connection with terminating any existing contract to which Angion is a party or winding down any of Angion’s clinical trial obligations; and (i) only with respect to Angion, any wind-down costs of Angion associated with discontinued lab, research and development and related operations.
Amendment of Merger Agreement
The Merger Agreement may be amended by the parties at any time with the written approval of the respective boards of directors of Elicio, Merger Sub and Angion, except that after the Merger Agreement has been adopted and approved by a party’s stockholders, no amendment which by law requires further approval by the stockholders of that party will be made without such further stockholder approval.

AGREEMENTS RELATED TO THE MERGER
Support Agreements
Concurrently with the execution of the Merger Agreement, executive officers, directors and stockholders of Angion entered into the Angion Support Agreements in favor of Elicio relating to the Merger. The Angion Support Agreements provide, among other things, that such officers, directors and stockholders will vote all of their shares of Angion common stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the Required Angion Closing Stockholder Matters, and the other Contemplated Transactions, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.
Concurrently with the execution of the Merger Agreement, executive officers, directors and stockholders of Elicio entered the Elicio Support Agreements in favor of Angion relating to the Merger. The Elicio Support Agreements provide, among other things, that such executive officers, directors and stockholders vote all of their shares of Elicio capital stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the Elicio Stockholder Matters, and the other Contemplated Transactions, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.
Lock-Up Agreements
Concurrently with the execution of the Merger Agreement, (i) certain executive officers, directors, and stockholders of Elicio and (ii) certain directors of Angion, entered into the Lock-Up Agreements, pursuant to which such persons accepted certain restrictions on transfers of the shares of Angion common stock held by such persons for the 180-day period following the Effective Time.
Bridge Loan
In connection with execution of the Merger Agreement, Angion made a bridge loan to Elicio pursuant to a Note Purchase Agreement (the Note Purchase Agreement) and Promissory Notes (the Notes) up to an aggregate principal amount of $12.5 million, issued with a 20% original issue discount, with an initial closing held substantially concurrently with the execution of the Merger Agreement for a principal amount of $6.25 million on account of a $5.0 million loan and an additional closing for a principal amount of $6.25 million on account of a $5.0 million loan upon delivery by Elicio to Angion of Elicio’s audited financial statements for the year ended December 31, 2022. If the Merger is consummated or Elicio terminates the Merger Agreement for Angion’s breach of the Merger Agreement under certain circumstances, the Notes will bear simple interest at 1.0% annually from and after the date of the Merger Agreement based on a principal amount equal to the amount actually advanced by Angion. If Angion terminates the Merger Agreement for Elicio’s breach of the Merger Agreement under circumstances, the outstanding principal balance of the Notes will be paid back by Elicio within ten business days of such termination. Upon the consummation of the Contemplated Transactions, all obligations owed by Elicio under the Notes will be automatically forgiven, and the amount actually advanced by Angion and any accrued and unpaid interest thereon outstanding at such time will be credited toward the Angion Net Cash, as provided in the Merger Agreement.

ANGION DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE
Directors and Executive Officers
The following table sets forth information regarding Angion’s executive officers and directors as of March 15, 2023:
Name	Age	Position(s)
Executive Officers and Employee Directors:
Jay R. Venkatesan, M.D.	51	President, Chief Executive Officer, Chairman and Director
Jennifer J. Rhodes, J.D.	52	Executive Vice President, Chief Business Officer, General Counsel, Chief Compliance Officer and Corporate Secretary
Gregory S. Curhan	61	Chief Financial Officer
Non-Employee Directors:
Victor F. Ganzi, J.D.	75	Director, Lead Independent Director
Itzhak D. Goldberg, M.D.	74	Director and Chairman Emeritus
Allen R. Nissenson, M.D.	76	Director
Gilbert S. Omenn, M.D., Ph.D.	81	Director
Karen J. Wilson	59	Director
Each of Mr. Ganzi, Dr. Nissenson, Dr. Omenn and Ms. Wilson is a member of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Ms. Wilson is the Chairperson of the Audit Committee, Dr. Nissenson is the Chairperson of the Compensation Committee, and Dr. Omenn is the chairperson of the Corporate Governance Committee.
Executive Officers and Employee Directors
Jay R. Venkatesan, M.D., President, Chief Executive Officer and Chairman. Dr. Venkatesan was appointed Chairman of the Board in January 2022, and he has been Angion’s President and Chief Executive Officer and director since May 2018. Dr. Venkatesan has served as a Managing Partner of Alpine BioVentures, an investment firm since July 2015. From July 2015 to August 2018, Dr. Venkatesan served as President of Alpine Immune Sciences, an immunotherapy company that he co-founded as a Managing Partner of Alpine BioVentures, and also served as its Chief Executive Officer from July 2015 to June 2016. Additionally, as Managing Partner of Alpine BioVentures, from January 2014 to August 2014, Dr. Venkatesan served as Founder and Chief Executive Officer of Alpine BioSciences, a biotechnology company, which was acquired by Cascadian Therapeutics, where he then served as Executive Vice President and General Manager from August 2014 to May 2015 (subsequently acquired by Seagen, Inc.). Since January 2008, Dr. Venkatesan has served as the founder and managing member of Ayer Capital, a global healthcare fund. Prior to that, he served as a director at Brookside Capital, part of Bain Capital, where he co-managed healthcare investments. He was also a consultant at McKinsey & Co., a consulting firm, and a venture investor with Patricof & Co. Ventures (now Apax Partners), an investment firm. Dr. Venkatesan has served on the board, of Alpine Immune Sciences, Inc. (Nasdaq: ALPN) since June 2015. Dr. Venkatesan previously served on the board of Exicure Inc. (Nasdaq: XCUR) from March 2014 to December 2020 and Iovance Biotherapeutics Inc. (Nasdaq: IOVA) from September 2013 to March 2018. He has an M.D. from the University of Pennsylvania School of Medicine, an M.B.A. from The Wharton School of the University of Pennsylvania, and a B.A. from Williams College. Angion believes that Dr. Venkatesan’s leadership experience and investment experience in the biopharmaceutical industry qualify him to serve as a member of Angion’s Board.
Jennifer J. Rhodes, J.D. Ms. Rhodes was appointed Executive Vice President and Chief Business Officer in March 2022 and she has served as, General Counsel, Chief Compliance Officer and Corporate Secretary since January 2020. From February 2019 to December 2022, Ms. Rhodes also served as a director of Legal Aid at Work, a non-profit legal services organization. Ms. Rhodes previously served as General Counsel and Corporate Secretary at Adamas Pharmaceuticals, Inc., a public pharmaceutical company, from April 2016 until January 2020, during which time she also served as Chief Compliance Officer since August 2016 and Chief Business Officer since January 2017. Prior to that, Ms. Rhodes served as General Counsel at Medivation, Inc., a biopharmaceutical company, from June 2012 to September 2015, where she was responsible for Medivation’s legal matters, and also served as Corporate Secretary from April 2013 to September 2015 and as Chief Compliance Officer from July 2012 to October 2014. From May 2006 to June 2012, Ms. Rhodes was an Assistant General Counsel at Pfizer Inc., a

biopharmaceutical company, where she supported the U.S. Primary Care Business and its Primary Care Medicines Development Group and served as a global product lead for Pfizer Inc.’s primary care medicines. Prior to joining Pfizer Inc., she was an associate in the regulatory law and international trade practice areas at Weil, Gotshal & Manges, LLP from October 2000 to April 2006. Ms. Rhodes has a J.D. from Wake Forest University School of Law and a B.A. in Economics from Newcomb College of Tulane University.
Gregory S. Curhan. Mr. Curhan has served as Angion’s Chief Financial Officer since June 2020 through his capacity as a partner at FLG Partners, LLC (FLG Partners), a Silicon Valley chief financial officer services firm. Prior to joining FLG Partners, LLC, Mr. Curhan was Chief Financial Officer and Senior Vice President Corporate Development of Providence Medical Technology, a venture-backed medical device manufacturer, December 2016 until January 2020. Prior to that, Mr. Curhan was a Business Development Officer at Brighton Jones, a financial planning company, from December 2012 to December 2016. Mr. Curhan has a B.A. in Economics from Dartmouth College.
Non-Employee Directors
Victor F. Ganzi. Mr. Ganzi has been a member of Angion’s Board since April 2018, and lead independent director since February 2021. He has served as Non-Executive Chairman of the board of directors of Willis Towers Watson (Nasdaq: WTW), a global advisory, broking, and solutions company since January 2019 and as a director since January 2016. Previously, he served as a director of Towers Watson beginning on January 1, 2010, as Chairman of Towers Watson’s Audit Committee, and a member of its Nominating and Governance Committee. Mr. Ganzi is presently a consultant and corporate director, serving on the public company board of Aveanna Healthcare Holdings Inc., a provider of pediatric and adult home healthcare and hospice care since 2016, and serving on the boards of numerous private and not-for-profit organizations, including PGA Tour, Inc., the Partnership to End Addiction, the Whitney Museum of American Art and the Madison Square Boys and Girls Club. Mr. Ganzi was the President and Chief Executive Officer of The Hearst Corporation, a private diversified communications company, from 2002 to 2008. He served as Hearst’s Executive Vice President from 1997 to 2002 and as its Chief Operating Officer from 1998 to 2002. Prior to joining Hearst in 1990, Mr. Ganzi was the managing partner at the international law firm of Rogers & Wells (now part of Clifford Chance). Mr. Ganzi previously served as a director of Gentiva Health Services, Inc., Wyeth and Hearst-Argyle Television, Inc. Mr. Ganzi has a B.S. in Accounting summa cum laude, from Fordham University, a J.D. from Harvard Law School and an L.L.M. in Taxation from New York University. Angion believes that Mr. Ganzi’s years of experience serving on boards and legal expertise qualify him to serve as a member of Angion’s Board.
Itzhak D. Goldberg, M.D., Dr. Goldberg was appointed Chairman Emeritus in January 2022, after having been a director and Chairman of the Board since March 2018. Dr. Goldberg also served as Executive Chairman and Chief Scientific Officer between March 2018 and March 2022, after serving as Angion’s Chairman, President, Chief Executive Officer and Scientific Director since Angion’s founding in April 1998. Dr. Goldberg was formerly a faculty member at Harvard Medical School, Radiation Oncologist-in-Chief for the North Shore-LIJ (Northwell) Health System, and Professor at the Albert Einstein College of Medicine. He is a Fellow of the American College of Radiology. Dr. Goldberg has an M.D. from Albert Einstein College of Medicine, was a postdoctoral research fellow at Harvard Medical School and was subsequently trained as a radiation oncologist at the Harvard Joint Center for Radiation Therapy. Angion believes that Dr. Goldberg’s extensive experience in the biopharmaceutical industry qualifies him to serve as a member of Angion’s Board.
Allen R. Nissenson, M.D. Dr. Nissenson has been a member of Angion’s Board since January 2020. He completed serving as the Emeritus Chief Medical Officer of DaVita Kidney Care in January 2022, where he has served since January 2020 and where he previously served as Chief Medical Officer from August 2008 to January 2020. He is currently an Emeritus Professor of Medicine at the David Geffen School of Medicine at UCLA, where he has served since August 2008 and where he previously served as Director of the Dialysis Program from July 1977 to August 2008 and Associate Dean from July 2005 to August 2008. Dr. Nissenson is also currently on the board of directors of Rockwell Medical Inc., a public biopharmaceutical company, which he joined in June 2020 and Diality, a private technology development company. Dr. Nissenson is a past chair of Kidney Care Partners and past co-chair of the Kidney Care Quality Alliance. He is a former president of the Renal Physicians Association (RPA) and current member of the Government Affairs Committee. Dr. Nissenson also previously served as president of the Southern California End-Stage Renal Disease Network, as well as chair of the Medical Review Board. He served as a Robert Wood Johnson Health Policy Fellow of the National Academy of Medicine from 1994 to 1995 and worked in the office of the late Senator Paul Wellstone. Dr. Nissenson has an M.D. from Northwestern University Medical School and is the recipient of various awards, including the President’s Award of the National Kidney Foundation, the Lifetime Achievement Award in Hemodialysis, the American Association of Kidney Patients’ (AAKP) Medal of Excellence Award and, in 2017, the RPA Distinguished Nephrology Service Award. Angion believes that Dr. Nissenson’s years of experience in the healthcare industry qualify him to serve as a member of Angion’s Board.
Gilbert S. Omenn, M.D., Ph.D. Dr. Omenn has been a member of Angion’s Board since January 2020. Since 1997, Dr. Omenn has been a faculty member at the University of Michigan, where he is currently the Harold T. Shapiro Distinguished University Professor of Computational Medicine & Bioinformatics, Internal Medicine, Human Genetics, and Public Health. Earlier, he was the dean of the School of Public Health and Community Medicine and professor of medicine at the University of Washington. Dr. Omenn served as Executive Vice President for Medical Affairs of the University of Michigan and as Chief Executive Officer of the University of Michigan Health System from 1997 to 2002. From 1977 to 1981 he was associate director of the White House Office of Science & Technology Policy and then the Office of Management & Budget. Dr. Omenn is a member of the National Academy of Medicine and the American Academy of Arts and Sciences. He chaired the Presidential/Congressional Commission on Risk Assessment and Risk Management, the NAS/NAE/IOM Committee on Science, Engineering, and Public Policy, and the Advisory Committee for the Agency for Toxic Substances and Disease Registry. He served on the National Commission on the Environment, the NIH Scientific Management Review Board, and the CDC Director’s Advisory Committee. He is a past president of the American Association for the Advancement of Science. Since 2014, Dr. Omenn has served as a director of Galectin Therapeutics Inc., a biotechnology company (Nasdaq: GALT), and since 2020 as a director of Amesite Inc, an AI-based educational technology company (Nasdaq: AMST). Dr. Omenn previously served as a director of Amgen, Inc. for 27 years and Rohm & Haas Company for 22 years. Dr. Omenn was a director of Esperion Therapeutics (Nasdaq: ESPR) from August 2014 to May 2018. He is a director of the Hastings Center for Bioethics and the Center for Public Integrity. Dr. Omenn has a B.A. summa cum laude from Princeton University, M.D. magna cum laude from Harvard Medical School and Ph.D. in genetics from the University of Washington. Angion believes that Dr. Omenn’s years of experience in the healthcare industry qualify him to serve as a member of Angion’s Board.
Karen J. Wilson. Ms. Wilson has been a member of Angion’s Board since April 2020. Ms. Wilson is also currently a member of the boards of directors of Connect Biopharma, and LAVA Therapeutics. Ms. Wilson also served as a member of the board of directors of Vaxart, Inc. between August 2020 to August 2022. Ms. Wilson previously served as Senior Vice President of Finance at Jazz Pharmaceuticals plc, a biopharmaceutical company, until September 2020 after serving as Principal Accounting Officer and Vice President of Finance. Prior to joining the Jazz Pharmaceuticals organization in February 2011, she served as Principal Accounting Officer and Vice President of Finance at PDL BioPharma, Inc., a life sciences company. She also previously served as a Principal at the consulting firm of Wilson Crisler LLC, Chief Financial Officer of ViroLogic, Inc., a biosciences company, Chief Financial Officer and Vice President of Operations for Novare Surgical Systems, Inc., a medical device manufacturer, and as a consultant and auditor for Deloitte & Touche LLP, a professional services firm. Ms. Wilson is a Certified Public Accountant and received a B.S. in Business from the University of California, Berkeley. Angion believes that Ms. Wilson is qualified to serve on Angion’s Board due to her extensive background in financial and accounting matters for public companies and her leadership experience in the life science industry.
Delinquent Section 16(a) Reports
Section 16(a) of the Exchange Act requires Angion’s directors, executive officers, and persons holding more than 10% of Angion’s common stock to report their initial ownership of the common stock and other equity securities and any changes in that ownership in reports that must be filed with the SEC. The SEC has designated specific deadlines for these reports, and Angion must identify in Angion’s Annual Report on Form 10-K those persons who did not file these reports when due.
Angion’s directors, executive officers and 10% holders of Angion’s common stock filed reports during the year ended December 31, 2022. Such reports were filed consistent with the reporting obligations of Section 16(a) of the Exchange Act, except that: (a) each of Dr. Venkatesan and Dr. Goldberg filed one Form 4 late reporting one transaction; and (b) each of Dr. Venkatesan and Mr. Ganzi filed amended Forms 4 on May 27, 2022, reporting that each Dr. Venkatesan and Mr. Ganzi exercised warrants to purchase shares of Angion common stock through a cashless exercise transaction in which Angion withheld certain shares upon the close of Angion’s initial public offering on February 9, 2021.

Independence of the Angion Board
As required under Nasdaq listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The board of directors consults with Angion’s counsel to ensure that their determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of Nasdaq, as in effect from time to time.
Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her family members, and Angion, its senior management and its independent auditors, the board of directors has affirmatively determined that the following four directors are independent directors within the meaning of the applicable Nasdaq listing standards: Mr. Ganzi, Dr. Nissenson, Dr. Omenn and Ms. Wilson. In making this determination, the board of directors found that none of these directors had a material or other disqualifying relationship with Angion. Dr. Venkatesan is not considered independent because he is an executive officer of Angion. Dr. Goldberg is not considered independent because he has been an executive officer of Angion within the past three years.
In addition, as required by The Nasdaq Global Select Market rules, Angion’s Board has made a subjective determination as to each independent director that no relationships exists that, in the opinion of Angion’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, Angion’s Board reviewed and discussed information provided by the directors with regard to each director’s business and personal activities and relationships as they may relate to Angion and Angion’s management. There are no family relationships among any of Angion’s directors or executive officers.
Angion Board Leadership Structure
Angion’s Board is currently chaired by the President and Chief Executive Officer of Angion, Dr. Venkatesan. Angion’s Board has appointed Mr. Ganzi as lead independent director.
In light of its corporate priorities and objectives for 2022, Angion combined the positions of Chief Executive Officer and Chairman of the Angion Board in January of 2022 to ensure that the board of directors and management act with a common purpose. In Angion’s view, separating the positions of Chief Executive Officer and Chairman has the potential to give rise to divided leadership, which could interfere with good decision-making or weaken Angion’s ability to develop and implement strategy. Instead, Angion believes that combining the positions of Chief Executive Officer and Chairman provides a single, clear chain of command to execute Angion’s strategic initiatives and business plans. In addition, Angion believes that a combined Chief Executive Officer/Chairman is better positioned to act as a bridge between management and the board of directors, facilitating the regular flow of information. Angion also believes that it is advantageous to have a Chairman with an extensive history with and knowledge of Angion (as is the case with Angion’s Chief Executive Officer) as compared to a relatively less informed independent Chairman.
The Angion Board appointed Mr. Ganzi as the lead independent director to help reinforce the independence of the Angion Board as a whole. The position of lead independent director has been structured to serve as an effective balance to a combined Chief Executive Officer/Chairman. The lead independent director is empowered to, among other duties and responsibilities, approve agendas and meeting schedules for regular board of directors meetings, preside over board of directors meetings in the absence of the Chairman, preside over and establish the agendas for meetings of the independent directors, act as liaison between the Chairman and the independent directors, preside over any portions of board of directors meetings at which the evaluation or compensation of the Chief Executive Officer is presented or discussed and, as appropriate upon request, act as a liaison to stockholders. In addition, it is the responsibility of the lead independent director to coordinate between the board of directors and management with regard to the determination and implementation of responses to any problematic risk management issues. As a result, Angion believes the lead independent director can help ensure the effective independent functioning of the board of directors in its oversight responsibilities. In addition, Angion believes the lead independent director is better positioned to build a consensus among directors and to serve as a conduit between the other independent directors and the Chairman, for example, by facilitating the inclusion on meeting agendas of matters of concern to the independent directors.
Role of the Board in Risk Oversight
Risk assessment and oversight are an integral part of Angion’s governance and management processes. Angion’s Board encourages management to promote a culture incorporating risk management into Angion’s corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year including a focused discussion and analysis of the risks facing Angion. Throughout the year, senior management reviews these risks with the Board of Directors at regular board meetings as part of management presentations focusing on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.
Angion’s Board does not have a standing risk management committee, but rather administers this oversight function directly through Angion’s Board as a whole, as well as through various standing committees of Angion’s Board addressing risks inherent in their respective areas of oversight.
Meetings of the Angion Board
The Angion Board met 11 times during 2022. Each director attended 75% or more of the aggregate number of meetings of the board of directors and of the committees on which he or she served, held during the portion of 2022 for which he or she was a director or committee member.
As required under applicable Nasdaq listing standards, in fiscal 2022, Angion’s independent directors met nine times in regularly scheduled executive sessions at which only independent directors were present. Angion’s lead independent director presides over the executive sessions.
Information Regarding Committees of the Angion Board
Below is a description of each committee of the Angion Board.
Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Angion Board has determined each member of each committee meets the applicable Nasdaq rules and regulations regarding “independence” and each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to Angion.
Audit Committee
The audit committee of the Angion Board was established by the board of directors in accordance with Section 3(a)(58)(A) of the Exchange Act, to oversee Angion’s corporate accounting and financial reporting processes and audits of its financial statements. For this purpose, the audit committee performs several functions, including among other things:
•	appoints Angion’s independent registered public accounting firm;
•	evaluates the independent registered public accounting firm's qualifications, independence and performance;
•	determines the engagement of the independent registered public accounting firm;
•	reviews and approves the scope of the annual audit and pre-approves the audit and non-audit fees and services;
•	reviews and approves all related party transactions on an ongoing basis;
•	establishes procedures for the receipt, retention and treatment of complaints received by Angion regarding accounting, internal accounting controls or auditing matters;
•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of Angion’s quarterly financial statements;
•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
•	monitors the rotation of partners of the independent registered public accounting firm on Angion’s engagement team in accordance with requirements established by the SEC;
•	discusses on a periodic basis, or as appropriate, with management Angion's policies and procedures with respect to risk assessment and risk management;
•
reviews Angion’s financial statements and Angion’s management's discussion and analysis of financial condition and results of operations to be included in Angion’s annual and quarterly reports to be filed with the SEC;

•	annually reviews and assesses internal controls and treasury functions including cash management procedures;
•
investigates any reports received through the ethics helpline and report to the Board of Directors periodically with respect to the information received through the ethics helpline and any related investigations;

•	consults with management to establish procedures and internal controls relating to cybersecurity;
•	reviews Angion’s critical accounting policies and estimates; and
•	reviews the audit committee charter and the committee's performance at least annually.
The members of Angion’s audit committee are Karen Wilson, Victor Ganzi, Allen Nissenson and Gilbert Omenn. Ms. Wilson serves as the chairperson of the committee. All members of Angion’s audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Angion’s board of directors has determined that Ms. Wilson is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Angion’s board of directors has determined that each of Ms. Wilson, Mr. Ganzi, Dr. Nissenson and Dr. Omenn are independent under the applicable rules of the SEC and Nasdaq. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.
The Audit Committee met five times during 2022. The Angion Board has adopted a written Audit Committee charter available to stockholders on Angion’s website at https://ir.angion.com/corporate-governance/governance-overview.
Report of the Audit Committee of the Angion Board
The Audit Committee has reviewed and discussed with management of Angion the audited financial statements for the fiscal year ended December 31, 2022. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the audit committee concerning independence and has discussed with the independent registered public accounting firm the accounting firm’s independence. Based on the foregoing, the Audit Committee has recommended to the Board of Directors the audited financial statements be included in Angion’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022.
Karen J. Wilson, Chair
Victor Ganzi
Allen R. Nissenson, M.D.
Gilbert S. Omenn, M.D., Ph.D.
The material in this report is not “soliciting material,” is not deemed “filed” with the Commission and is not to be incorporated by reference in any filing by Angion under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.
Compensation Committee
The Compensation Committee is composed of Allen Nissenson, M.D., Victor Ganzi, J.D., Gilbert Omenn, M.D., Ph.D., and Karen Wilson. Dr. Nissenson serves as the chairperson of the committee. Each of the members of Angion’s compensation committee is independent under the applicable rules and regulations of Nasdaq and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee met eight times during 2022. The Angion Board has adopted a written Compensation Committee charter available to stockholders on Angion’s website at https://ir.angion.com/corporate-governance/governance-overview.
The compensation committee oversees policies relating to compensation and benefits of Angion’s officers and employees. The compensation committee reviews and approves or recommends to Angion’s Board corporate goals and objectives relevant to compensation of Angion’s executive officers (other than Angion’s Chief Executive Officer), evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves or makes recommendations to Angion’s Board regarding the issuance of stock options and other awards under Angion’s stock plans to Angion’s executive officers (other than Angion’s Chief Executive Officer). The compensation committee reviews the performance of Angion’s Chief Executive Officer and makes recommendations to Angion’s Board with respect to his compensation and Angion’s Board retains the authority to make compensation decisions relative to Angion’s Chief Executive Officer. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.
Typically, the Compensation Committee meets at least four times annually and with greater frequency if necessary. The Compensation Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, to provide financial or other background information or advice or to otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in, or be present during, any deliberations or determinations of the Compensation Committee regarding his compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of Angion. In addition, under the charter, the Compensation Committee has the authority to obtain, at the expense of Angion, advice and assistance from compensation consultants and internal and external legal, accounting or other advisors and other external resources the Compensation Committee considers necessary or appropriate in the performance of its duties. The Compensation Committee has direct responsibility for the oversight of the work of any consultants or advisers engaged for the purpose of advising the Committee. In particular, the Compensation Committee has the sole authority to retain, in its sole discretion, compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant’s reasonable fees and other retention terms. Under the charter, the Compensation Committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the compensation committee, other than in-house legal counsel and certain other types of advisers, only after taking into consideration six factors, prescribed by the SEC and Nasdaq, that bear upon the adviser’s independence; however, there is no requirement that any adviser be independent.
During 2022, after taking into consideration the six factors prescribed by the SEC and Nasdaq described above, the Compensation Committee engaged Aon as compensation consultants. The Compensation Committee requested that Aon:
•	evaluate the efficacy of Angion’s existing compensation strategy and practices in supporting and reinforcing Angion’s long-term strategic goals; and
•	assist in refining Angion’s compensation strategy and in developing and implementing an executive compensation program to execute that strategy.
At the request of the Compensation Committee, Aon also conducted an individual interviews with the chairperson of the Compensation Committee and management to learn more about Angion’s business operations and strategy, key performance metrics and strategic goals, as well as the labor markets in which Angion competes. Aon ultimately developed recommendations that were presented to the Compensation Committee for its consideration. Following an active dialogue with Aon, the Compensation Committee approved the recommendations of Aon.
Angion’s Board, at the recommendation of Angion’s Compensation Committee, has also delegated to Angion’s Chief Executive Officer the authority to determine and approve the equity compensation payable to Angion’s employees and consultants who are not “officers” (as defined in Section 16 of the Exchange Act).
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee of the Angion Board is responsible for making recommendations to Angion’s Board regarding candidates for directorships and the size and composition of Angion’s Board. In addition, the nominating and corporate governance committee will be responsible for overseeing Angion’s corporate governance policies and reporting and making recommendations to Angion’s Board concerning governance matters.
The Nominating and Corporate Governance Committee is composed of Gilbert Omenn, M.D., Ph.D., Victor Ganzi, J.D., Allen Nissenson, M.D., and Karen Wilson. Dr. Omenn serves as the chairperson of the committee. Each of the members of Angion’s nominating and corporate governance committee is independent under the applicable rules and regulations of Nasdaq relating to nominating and corporate governance committee independence. The Nominating and Corporate Governance Committee met one time during 2022, in light of Angion’s 2022 Strategic Realignment. The Angion Board has adopted a written Nominating and Corporate Governance Committee charter available to stockholders on Angion’s website at https://ir.angion.com/corporate-governance/governance-overview.
The Nominating and Corporate Governance Committee believes candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, and have the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of Angion, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of Angion’s stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Angion’s Board, the operating requirements of Angion and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee typically considers diversity (including gender, racial and ethnic diversity), age, skills and such other factors as it deems appropriate, given the current needs of the Angion’s Board and Angion, to maintain a balance of knowledge, experience and capability. The Nominating and Corporate Governance Committee appreciates the value of thoughtful Board refreshment, and regularly identifies and considers qualities, skills and other director attributes that would enhance the composition of the Angion’s Board. The Committee takes into account the results of the Angion’s Board’ self-evaluation, conducted annually on a group and individual basis. Due to Angion’s 2022 Strategic Realignment, on November 17, 2022, the Board deferred the conduct of the annual Board and Committee self-evaluations until at least the completion of that process. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Angion’s Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates’ qualifications and then selects a nominee for recommendation to the Angion’s Board by majority vote.
Policy and Procedures by Which Security holders May Recommend Nominees to the Board of Directors
The Nominating and Corporate Governance Committee of the Angion Board has adopted policy and procedures for considering director candidates recommended by stockholders. Stockholders who wish to recommend individuals for consideration by the Committee as candidates for potential election by the Angion Board as directors, can deliver a written recommendation to the Corporate at Angion Biomedica Corp., 7-57 Wells Avenue, Newton, Massachusetts 02459, at least 120 days prior to the anniversary date of the mailing of the proxy statement for the last annual meeting of stockholders and must include the following information: name and address of the nominating stockholder; a representation that the nominating stockholder is a record holder; a representation that the nominating stockholder intends to appear in person or by proxy at the annual meeting to nominate the person or persons specified; information regarding each nominee that would be required to be included in a proxy statement; a description of any arrangements or understandings between the nominating stockholder and the nominee; and the consent of each nominee to serve as a director, if elected.
The Nominating and Corporate Governance Committee will evaluate candidates recommended by a stockholder in the same manner as candidates identified any other person, including members of the Angion Board.
Communications with the Angion Board
Historically, Angion has not provided a formal process related to stockholder communications with the Angion Board. Nevertheless, every effort has been made to ensure the views of stockholders are heard by the Angion Board or individual directors, as applicable, and appropriate responses are provided to stockholders in a timely manner. Angion believes its responsiveness to stockholder communications to the board of directors has been excellent. Nevertheless, during the upcoming year, the Nominating and Corporate Governance Committee will give full consideration to the adoption of a formal process for stockholder communications with the board of directors and, if adopted, publish it promptly and post it to Angion’s website.

Code of Business Conduct and Ethics
Angion has adopted the Angion Code of Business Conduct and Ethics applying to all officers, directors and employees. The Code of Business Conduct and Ethics is available on Angion’s website at https://ir.angion.com/corporate-governance/governance-overview. If Angion makes any substantive amendments to the Code of Business Conduct and Ethics or grants any waiver from a provision of the Code to any executive officer or director, Angion will promptly disclose the nature of the amendment or waiver on its website.
Corporate Governance Guidelines
In January 2021, the Angion Board documented the governance practices followed by Angion by adopting Corporate Governance Guidelines to assure the Angion Board will have the necessary authority and practices in place to review and evaluate Angion’s business operations as needed and to make decisions that are independent of Angion’s management. The guidelines are also intended to align the interests of directors and management with those of Angion’s stockholders. The Corporate Governance Guidelines set forth the practices the Angion Board intends to follow with respect to board composition and selection including diversity, board meetings and involvement of senior management, and board committees and compensation. The Corporate Governance Guidelines, as well as the charters for each committee of the Angion Board, may be viewed at https://ir.angion.com/corporate-governance/governance-overview.
Hedging Policy
As part of Angion’s insider trading policy, all employees, including Angion’s executive officers, and non-employee directors are prohibited from engaging in short sales of Angion’s securities, establishing margin accounts, pledging Angion’s securities as collateral for a loan, buying or selling puts or calls on Angion’s securities or otherwise engaging in hedging transactions (such as zero-cost dollars, exchange funds, and forward sale contracts) involving Angion’s securities.

MATTERS BEING SUBMITTED TO A VOTE OF ANGION’S STOCKHOLDERS
PROPOSAL NO. 1 (THE STOCK ISSUANCE PROPOSAL):

APPROVAL OF THE ISSUANCE OF SHARES OF ANGION COMMON STOCK
PURSUANT TO THE MERGER
At the Angion special meeting, Angion’s common stockholders will be asked to approve the issuance of Angion common stock to Elicio’s stockholders pursuant to the Merger Agreement, which shares of Angion common stock to be issued pursuant to the Merger will represent more than 20% of the shares of Angion common stock outstanding immediately prior to the Merger and result in a change of control resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b). Immediately following the Merger, the pre-Merger equity holders of Elicio are expected to hold approximately 65.5% of the outstanding shares of Angion common stock and the pre-Merger equity holders of Angion are expected to hold approximately 34.5% of the outstanding shares of Angion common stock, in each case, on a fully diluted basis, subject to certain assumptions, including Angion Net Cash at Closing being between $26.5 million and $31.5 million. Angion will assume outstanding warrants to purchase shares of Elicio capital stock and unexercised options to purchase shares of Elicio capital stock, and such securities will be converted into warrants or options, as applicable, to purchase shares of Angion common stock.
The terms of, reasons for and other aspects of the Merger Agreement, the Merger, the issuance of Angion common stock pursuant to the Merger Agreement are described in detail in the other sections in this proxy statement/prospectus/information statement.
Required Vote; Recommendation of the Angion Board
The affirmative vote of a majority of the votes cast virtually or by proxy at the Angion special meeting is required to approve Proposal No. 1. Abstentions and broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 1 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.
THE ANGION BOARD RECOMMENDS THAT ANGION’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF ANGION COMMON STOCK PURSUANT TO THE MERGER. THE APPROVAL OF EACH OF PROPOSAL NOS. 1 AND 2 IS REQUIRED TO CONSUMMATE THE MERGER.

PROPOSAL NO. 2 (THE REVERSE STOCK SPLIT PROPOSAL):

APPROVAL OF AN AMENDMENT TO THE ANGION AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION EFFECTING THE REVERSE STOCK SPLIT
AT A RATIO IN THE RANGE FROM 5-FOR-1 TO 30-FOR-1
General
At the Angion special meeting, Angion’s common stockholders will be asked to approve an amendment to the amended and restated certificate of incorporation of Angion effecting the Reverse Stock Split of Angion common stock at a ratio anywhere in the range between one new share for every five shares and one new share for every 30 shares outstanding. Prior to the effectiveness of the Merger, Angion and Elicio will mutually agree upon the exact reverse split ratio within such range. Upon the effectiveness of the amendment to the amended and restated certificate of incorporation of Angion effecting the Reverse Stock Split, or the split effective time, the issued shares of Angion common stock immediately prior to the split effective time will be reclassified into a smaller number of shares within the specified range, such that a stockholder of Angion will own one new share of Angion common stock for the specified number of shares of issued common stock held by that stockholder immediately prior to the split effective time.
If Proposal No. 2 is approved, the Reverse Stock Split would become effective immediately prior to the effectiveness of the Merger. Angion may effect only one reverse stock split in connection with this Proposal No. 2. Angion and Elicio’s mutual decision will be based on a number of factors, including market conditions, existing and expected trading prices for Angion common stock and the listing requirements of Nasdaq.
If Proposal No. 2 is not approved and the Merger is not effected, the Angion Board may still choose to implement the Reverse Stock Split in order to effectively increase the per share price of Angion common stock.
The form of the amendment to the amended and restated certificate of incorporation of Angion to effect the Reverse Stock Split, as more fully described below, will effect the Reverse Stock Split but will not change the number of authorized shares of common stock or preferred stock, or the par value of Angion common stock or preferred stock.
Purpose
The Angion Board approved the proposal approving the amendment to the amended and restated certificate of incorporation of Angion effecting the Reverse Stock Split for the following reasons:
•	the Angion Board believes effecting the Reverse Stock Split may be an effective means of satisfying the Nasdaq initial listing requirements for Angion common stock following the closing of the Merger;
•
the Angion Board believes that the Reverse Stock Split will result in a number of authorized but unissued shares of Angion common stock sufficient for the issuance of shares of Angion common stock to Elicio’s stockholders pursuant to the Merger Agreement; and

•	the Angion Board believes a higher stock price may help generate investor interest in Angion and help Angion attract and retain employees.
If the Reverse Stock Split successfully increases the per share price of Angion common stock, the Angion Board believes this increase may increase trading volume in Angion common stock and facilitate future financings by the combined company.
Nasdaq Requirements for Listing on Nasdaq
Angion common stock is listed on The Nasdaq Global Select Market under the symbol “ANGN.” Angion intends to file an initial listing application with Nasdaq, as described below, to seek a listing upon the closing of the Merger. According to Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Angion to have, among other things, a $4.00 per share minimum bid price upon the closing of the Merger. Therefore, the Reverse Stock Split may be necessary in order to consummate the Merger.
One of the effects of the Reverse Stock Split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Angion’s management being able to issue

more shares without further stockholder approval. For example, before the Reverse Stock Split, as of    , 2023, Angion’s authorized shares of common stock immediately prior to the closing of the Merger is 300,000,000 compared to shares issued and outstanding of    . If Angion effects the Reverse Stock Split using a 5:1 ratio, its authorized shares of common stock immediately prior to the closing of the Merger would still be 300,000,000 compared to shares issued and outstanding of    . Angion currently has no plans to issue shares, other than in connection with the Merger and to satisfy obligations under the Angion employee stock options from time to time as the options are exercised. The Reverse Stock Split will not affect the number of authorized shares of Angion common stock which will continue to be authorized pursuant to the certificate of incorporation of Angion.
Potential Increased Investor Interest
On    , 2023, Angion common stock closed at $     per share. An investment in Angion common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Angion Board believes that most investment funds are reluctant to invest in lower priced stocks.
There are risks associated with the Reverse Stock Split, including that the Reverse Stock Split may not result in an increase in the per share price of Angion common stock.
Angion cannot predict whether the Reverse Stock Split will increase the market price for Angion common stock in the future. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:
•
the market price per share of Angion common stock after the Reverse Stock Split will rise in proportion to the reduction in the number of shares of Angion common stock outstanding before the Reverse Stock Split;

•	the Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
•	the Reverse Stock Split will result in a per share price that will increase the ability of Angion to attract and retain employees;
•
the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing, or that Angion will otherwise meet the requirements of Nasdaq for inclusion for trading on Nasdaq, including the $4.00 minimum bid price upon the closing of the Merger.

The market price of Angion common stock will also be based on performance of Angion and other factors, some of which are unrelated to the number of shares outstanding. If the Reverse Stock Split is effected and the market price of Angion common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Angion may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Angion common stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Stock Split.
Criteria to be Used for Determining Which Reverse Stock Split Ratio to Implement
In determining which reverse stock split ratio to implement, if any, following receipt of stockholder approval of the Reverse Stock Split Proposal, Angion and/or Elicio may consider, among other things, various factors, such as:
•	the historical trading price and trading volume of Angion common stock;
•
the then-prevailing trading price and trading volume of Angion common stock and the expected impact of the reverse stock split on the trading market for Angion common stock in the short- and long-term;

•	the ability of Angion to continue its listing on the Nasdaq Global Select Market;
•	which reverse stock split ratio would result in the least administrative cost to Angion; and
•	prevailing general market and economic conditions.

The failure of Angion stockholders to approve the Reverse Stock Split Proposal could have serious, adverse effects on Angion and its stockholders. Angion could be delisted from Nasdaq if shares of Angion common stock may begin to trade below the requisite $1.00 per share bid price needed to maintain its listing. If Nasdaq delists Angion common stock, Angion shares may then trade on the OTC Bulletin Board or other small trading markets, such as the pink sheets. In that event, Angion common stock could trade thinly as a microcap or penny stock, adversely decrease to nominal levels of trading and be avoided by retail and institutional investors, resulting in the impaired liquidity of Angion common stock and making it difficult to raise additional capital if needed.
Principal Effects of the Reverse Stock Split
The amendment to the amended and restated certificate of incorporation of Angion effecting the Reverse Stock Split would revise Article IV of the amended and restated certificate of incorporation of Angion to read in its entirety as follows (with the time and ratio chosen within the range described above filled in):
The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 310,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 300,000,000, having a par value of $0.01 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 10,000,000, having a par value of $0.01 per share. Effective at     on     (the “Effective Time”) pursuant to Section 242 of the DGCL, each     (   ) shares of the Corporation’s Common Stock, par value of $0.01 per share, issued and outstanding immediately prior to the Effective Time shall automatically without further action on the part of the Corporation or any holder of such Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of Common Stock, par value of $0.01 per share, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). Notwithstanding the immediately preceding sentence, no fractional shares shall be issued as a result of the reverse stock split. Instead, any stockholder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split shall be entitled to receive a cash payment equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price of a share of Common Stock on the last trading day immediately prior to the date on which the Effective Time occurs. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

The Reverse Stock Split will be effected simultaneously for all outstanding shares of Angion common stock. The Reverse Stock Split will affect all of Angion’s stockholders uniformly and will not affect any stockholder’s percentage ownership interest in Angion, except to the extent that the Reverse Stock Split results in any of Angion’s stockholders owning a fractional share. Shares of Angion common stock issued pursuant to the Reverse Stock Split will remain fully paid and nonassessable. The Reverse Stock Split does not affect the total proportionate ownership of Angion following the Merger. The Reverse Stock Split will not affect Angion continuing to be subject to the periodic reporting requirements of the Exchange Act.
As an example, the following table illustrates the effects of a 5-for-1 to 30-for-1 reverse stock split (without giving effect to the treatment of fractional shares):
	Prior to Reverse Stock Split	After 5-for-1 Reverse Stock Split	After 30-for-1 Reverse Stock Split
Common stock outstanding
Common stock issuable pursuant to outstanding equity awards(1)
(1)	Substantially all such options have an exercise price higher than $ per share, the closing price of Angion common stock on , 2023.

In addition, if the reverse stock split is implemented, it will increase the number of Angion stockholders who own “odd lots” of fewer than 100 shares of common stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of common stock. Accordingly, the reverse stock split may not achieve the desired results of increasing marketability and liquidity of Angion common stock that have been described above.
After the effective date of the reverse stock split, Angion common stock would have a new committee on uniform securities identification procedures (CUSIP number), a number used to identify Angion common stock.
Angion common stock is currently registered under Section 12(b) of the Exchange Act, and Angion is subject to the periodic reporting and other requirements of the Exchange Act. The proposed reverse stock split will not affect the registration of the common stock under the Exchange Act.
Procedure for Effecting the Reverse Stock Split and Exchange of Stock Certificates
If Angion’s common stockholders approve the amendment to the amended and restated certificate of incorporation of Angion effecting the Reverse Stock Split, and if the Angion Board still believes that a reverse stock split is in the best interests of Angion and its stockholders, Angion will file the amendment to the amended and restated certificate of incorporation with the Secretary of State of the State of Delaware at such time as the Angion Board has determined to be the appropriate split effective time. The Angion Board may delay effecting the Reverse Stock Split without resoliciting stockholder approval. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.
Beneficial Owners of Common Stock. Upon the implementation of the reverse stock split, Angion intends to treat shares held by stockholders in “street name” (i.e., through a bank, broker, custodian or other nominee), in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Angion common stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the reverse stock split and making payment for fractional shares. If a stockholder holds shares of Angion common stock with a bank, broker, custodian or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian or other nominee.
Registered Holders of Common Stock in Book-Entry Form. Certain of Angion’s registered holders of common stock hold some or all of their shares electronically in book-entry form with Angion’s transfer agent, Continental Stock Transfer & Trust Company, LLC. These stockholders do not hold physical stock certificates evidencing their ownership of Angion common stock. However, they are provided with a statement reflecting the number of shares of Angion common stock registered in their accounts. If a stockholder holds registered shares in book-entry form with Angion’s transfer agent, no action needs to be taken to receive post-reverse stock split shares or payment in lieu of fractional shares, if applicable. If a stockholder is entitled to post-reverse stock split shares, a transaction statement will automatically be sent to the stockholder’s address of record indicating the number of shares of Angion common stock held following the reverse stock split.
Registered Holders of Common Stock in Certificate Form. As soon as practicable after the split effective time, Angion’s stockholders will be notified that the Reverse Stock Split has been effected. Angion expects that the Angion transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares held in certificated form in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Angion. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.
Fractional Shares
No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date immediately preceding the split effective time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.
By approving the amendment to the amended and restated certificate of incorporation of Angion effecting the Reverse Stock Split, stockholders will be approving the combination of a whole number of shares of Angion common stock between    to    into one share of Angion common stock, with the actual ratio to be mutually agreed upon by Angion and Elicio prior to the effectiveness of the Merger.
Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Angion is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Angion or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.
Accounting Consequences
The par value per share of Angion common stock will remain unchanged at $0.01 per share after the reverse stock split. As a result, at the reverse stock split effective time, the stated capital on Angion’s balance sheet attributable to Angion common stock will be reduced proportionately based on the reverse stock split ratio, from its present amount, and the additional paid-in capital account will be increased for the amount by which the stated capital is reduced. After the reverse stock split (and disregarding the impact of shares of Angion common stock issued in the merger), net income or loss per share, and other per share amounts will be increased because there will be fewer shares of Angion common stock outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the reverse stock split will be recast to give retroactive effect to the reverse stock split.
Potential Anti-Takeover Effect
Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Angion Board or contemplating a tender offer or other transaction for the combination of Angion with another company, the Reverse Stock Split Proposal is not being proposed in response to any effort of which Angion is aware to accumulate shares of Angion common stock or obtain control of Angion, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the Angion Board and stockholders. Other than the proposals being submitted to Angion’s common stockholders for their consideration at the Angion special meeting, the Angion Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Angion. For more information, please see the sections titled “Risk Factors—Risks related to the Combined Company”, and “Description of Angion Capital Stock—Anti-Takeover Effects of Provisions of Angion’s Charter Documents and Delaware Law.”
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split
The following is a discussion of material U.S. federal income tax consequences of the Reverse Stock Split that are applicable to U.S. holders (as defined below) of Angion common stock, but does not purport to be a complete analysis of all potential tax effects. This summary is based upon current provisions of the Code, existing Treasury regulations, judicial decisions, and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Angion stockholders as described in this summary.
This summary does not address U.S. federal income tax consequences that may be relevant to particular Angion stockholders in light of their personal circumstances or to Angion stockholders who are subject to special treatment under U.S. federal income tax laws, such as Angion stockholders who: do not hold their Angion common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); are banks, insurance companies, tax-exempt entities, mutual funds, financial institutions, real estate investment trusts, regulated investment companies, government entities or broker-dealers; hold their Angion common stock as “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” under Section 1244 of the Code; hold their Angion common stock as part of a hedging, “straddle,” conversion or other integrated transaction or are treated as having sold their Angion common stock pursuant to the constructive sale provisions of the Code; are not U.S. holders (as defined below); acquired their Angion common stock pursuant to the exercise of compensatory options, or in other compensatory transactions; acquired their Angion common stock pursuant to the exercise of warrants or conversion rights under convertible instruments; are subject to special tax accounting rules under Section 451(b) of the Code; hold their Angion common stock through individual retirement or other tax-deferred accounts; acquired their Angion common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; have a functional currency other than the U.S. dollar; or are partnerships or entities or arrangements classified as partnerships or disregarded entities for U.S. federal income tax purposes, S corporations, or other pass-through entities (including hybrid entities) and investors therein.
Angion stockholders subject to particular U.S. or non-U.S. tax rules that are described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the Reverse Stock Split.
If an entity that is treated as a partnership for U.S. federal income tax purposes holds Angion common stock, the U.S. federal income tax treatment of a partner in the partnership will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding Angion capital stock or any other person not addressed by this discussion, you should consult your tax advisors regarding the tax consequences of the Reverse Stock Split.
In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Reverse Stock Split, whether or not they are in connection with the Reverse Stock Split; (b) any U.S. federal non-income tax consequences of the Reverse Stock Split, including estate, gift or other tax consequences; (c) any state, local or non-U.S. tax consequences of the Reverse Stock Split; or (d) the Medicare contribution tax on net investment income. No ruling from the IRS or opinion of counsel, has been or will be requested in connection with the Reverse Stock Split. Angion stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.
Definition of “U.S. Holder”
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Angion common stock that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•
a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.
Treatment of U.S. Holders in the Reverse Stock Split
Angion intends to treat the Reverse Stock Split as a “recapitalization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Assuming the Reverse Stock Split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, a U.S. holder will not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional share of Angion common stock (which fractional share will be treated as received and then exchanged for such cash). A U.S. holder’s aggregate tax basis in the shares of Angion common stock received pursuant to the Reverse Stock Split will equal the aggregate tax basis of the shares of the Angion common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Angion common stock), and such U.S. holder’s holding period in the shares of Angion common stock received will include the holding period in the shares of Angion common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Angion common stock surrendered to the shares of Angion common stock received in a recapitalization pursuant to the Reverse Stock Split. U.S. holders of shares of Angion common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.
A U.S. holder that receives cash in lieu of a fractional share of Angion common stock pursuant to the Reverse Stock Split will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Angion common stock surrendered that is allocated to such fractional share of Angion common stock. Any such gain or loss will be long-term capital gain or loss if, as of the effective time of the Reverse Stock Split, the U.S. holder’s holding period for such fractional share exceeds one year. Long-term capital gains of certain non-corporate taxpayers, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Information Reporting and Backup Withholding
If the Reverse Stock Split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, each U.S. holder who receives shares of Angion common stock in the Reverse Stock Split is required to retain permanent records pertaining to the Reverse Stock Split, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. U.S. holders who owned immediately before the Reverse Stock Split at least five percent (by vote or value) of the total outstanding stock of Angion is required to attach a statement to their tax returns for the year in which the Reverse Stock Split is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s Angion common stock surrendered in the Reverse Stock Split, the fair market value of such stock, the date of the Reverse Stock Split and the name and employer identification number of Angion. U.S. holders are urged to consult with their tax advisors to comply with these rules.
A U.S. holder may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Reverse Stock Split. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder of Angion capital stock, if any, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.
The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Angion stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Reverse Stock Split to you.
Vote Required; Recommendation of the Angion Board
The affirmative vote of holders of a majority of the shares of Angion common stock outstanding on the record date for the Angion special meeting is required to approve Proposal No. 2. Abstentions will have the same effect as votes “AGAINST” this Proposal. It is anticipated that Proposal No. 2 will be a discretionary proposal considered routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus will not result in broker non-votes.
THE ANGION BOARD RECOMMENDS THAT ANGION’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE AMENDMENT TO THE ANGION AMENDED AND RESTATED CERTIFICATE OF INCORPORATION EFFECTING THE REVERSE STOCK SPLIT. THE APPROVAL OF EACH OF PROPOSAL NOS. 1 AND 2 IS REQUIRED TO CONSUMMATE THE MERGER.

PROPOSAL NO. 3 (THE EXCULPATION PROPOSAL):

EXCULPATION OF OFFICERS
Section 102(b)(7) of the DGCL was amended effective August 1, 2022 to authorize exculpation of officers of Delaware corporations (Section 102(b)(7) Amendment). Specifically, the amendments extend the opportunity for Delaware corporations to exculpate their officers, in addition to their directors, for personal liability for breach of the duty of care in certain actions. This provision would not exculpate officers from liability for breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Nor would this provision exculpate such officers from liability for claims brought by or in the right of the corporation, such as derivative claims.
The Board believes it is necessary to provide protection to officers to the fullest extent permitted by law in order to attract and retain top talent. This protection has long been afforded to directors. Accordingly, the Board believes that the proposal to extend exculpation to officers is fair and in the best interests of the corporation and its stockholders.
If the stockholders approve this proposal, Angion will file a Certificate of Amendment to its amended and restated certificate of incorporation (Exculpation Amendment). In accordance with the DGCL, however, Angion’s Board may elect to abandon the Exculpation Amendment without further action by the stockholders at any time prior to the effectiveness of the filing of the Exculpation Amendment with the Secretary of State of the State of Delaware, notwithstanding stockholder approval of the Exculpation Amendment.
Purpose and Possible Effects of the Proposed Amendment
The amendment to the amended and restated certificate of incorporation of Angion effecting the Exculpation Amendment would add a new Article XII to the amended and restated certificate of incorporation of Angion to read in its entirety as follows:
ARTICLE XII
No officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article XII, or the adoption of any provision of the Restated Certificate inconsistent with this Article XII, shall not adversely affect any right or protection of an officer of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article XII to authorize corporate action further eliminating or limiting the personal liability of officers, then the liability of an officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

The Board desires to amend its Charter to maintain provisions consistent with the governing statutes contained in the DCGL. Prior to the Section 102(b)(7) Amendment, Delaware law has permitted Delaware corporations to exculpate directors from personal liability for monetary damages associated with breaches of the duty of care, but that protection did not extend to a Delaware corporation’s officers. Consequently, stockholder plaintiffs have employed a tactic of bringing certain claims that would otherwise be exculpated if brought against directors, against individual officers to avoid dismissal of such claims. The Section 102(b)(7) Amendment was adopted to address inconsistent treatment between officers and directors and address rising litigation and insurance costs for stockholders.
As is currently the case with directors under Angion’s Charter, this provision would not exculpate officers from liability for breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Nor would this provision exculpate such officers from liability for claims brought by or in the right of the corporation, such as derivative claims. The Board believes it is necessary to provide protection to officers to the fullest extent permitted by law in order to attract and retain top talent. This protection has long been afforded to directors, and accordingly, the Board believes that this proposal which would extend exculpation to officers, as specifically permitted by the Section 102(b)(7) Amendment, is fair and in the best interests of Angion and its stockholders.

Required Vote; Recommendation of the Angion Board
The affirmative vote of holders of a majority of the shares of Angion common stock outstanding on the record date for the Angion special meeting is required to approve Proposal No. 3. Abstentions and broker non-votes will have the same effect as votes “AGAINST” this Proposal. It is anticipated that Proposal No. 3 will be a considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus will result in broker non-votes.
THE ANGION BOARD RECOMMENDS THAT ANGION’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE AMENDMENT TO THE ANGION AMENDED AND RESTATED CERTIFICATE OF INCORPORATION PROVIDING FOR THE EXCULPATION OF OFFICERS.

PROPOSAL NO. 4 (THE DIRECTOR ELECTION PROPOSAL):

ELECTION OF DIRECTORS
At the Angion special meeting, Angion stockholders will vote on the election of two directors to serve for a three-year term until the 2026 Annual Meeting of Stockholders. The Angion Board has unanimously nominated Itzhak Goldberg, M.D., F.A.C.R. and Allen R. Nissenson, M.D., whose terms of office expire in 2023, upon the recommendation of Angion’s nominating and corporate governance committee for re-election to the Angion Board as Class II directors. If elected at the special meeting, each nominee would serve until the Angion 2026 Annual Meeting of Stockholders special meeting and until his successor has been duly elected and qualified, or, if sooner, until the director’s death, resignation or removal. The nominees have indicated that they are willing and able to continue to serve as directors. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for the nominee will instead be voted for the election of a substitute nominee proposed by Angion. It is Angion’s policy to encourage directors and nominees for director to attend the Angion special meeting.
Angion stockholders should understand, however, that if the Merger with Elicio is completed, the effect of the approval of Proposal No. 4 will be limited since the composition of the Angion Board will be reconstituted upon completion of the Merger, in accordance with the Merger Agreement. Pursuant to the Merger Agreement, Angion is entitled to nominate three members to the combined company board of directors. Angion has previously nominated Jay Venkatesan, M.D. as one such director, and its other two nominees are required to be independent directors. If the Merger is consummated, Angion does not expect that Itzhak Goldberg, M.D. F.A.C.R will serve on the board of directors of the combined company, since Dr. Goldberg is not independent.
Required Vote; Recommendation of the Angion Board
The Class II directors will be elected by a plurality of the affirmative votes cast in person or by proxy and entitled to vote on the election of directors at the Angion special meeting. Accordingly, the two nominees receiving the highest number of affirmative votes will be elected. Stockholders do not have cumulative voting rights in the election of directors. If you “WITHHOLD” authority to vote with respect to one or both of the director nominees, your vote will have no effect on the election of such nominees. Broker non-votes will have no effect on the election of nominees.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the election of each of Itzhak Goldberg, M.D., F.A.C.R. and Allen R. Nissenson, M.D.
THE ANGION BOARD RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF ITZHAK GOLDBERG, M.D., F.A C.R. AND ALLEN R. NISSENSON, M.D. AS CLASS II DIRECTORS PURSUANT TO THIS DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 5 (THE ACCOUNTING FIRM PROPOSAL):

RATIFICATION OF SELECTION OF ACCOUNTING FIRM
The Audit Committee of the Angion Board has selected Moss Adams LLP as Angion’s independent registered public accounting firm for the fiscal year ending December 31, 2023 and has further directed that management submit the selection of its independent registered public accounting firm for ratification by the stockholders at the Angion special meeting. Moss Adams LLP has audited Angion’s financial statements since 2018. Representatives of Moss Adams LLP are expected to attend the Angion special meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.
Neither Angion’s Bylaws nor other governing documents or law require stockholder ratification of the selection of Moss Adams LLP as Angion’s independent registered public accounting firm. However, the Audit Committee of the Angion Board is submitting the selection of Moss Adams LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Angion Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Angion Board in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of Angion and its stockholders.
The affirmative vote of the holders of a majority of the shares present in person or virtually or represented by proxy and entitled to vote on the matter at the Angion special meeting will be required to ratify the selection of Moss Adams LLP.
Principal Accountant Fees and Services
The following table sets forth all fees billed for professional audit, tax and other services rendered by Moss Adams LLP (in thousands):
	Year Ended December 31,
	2022	2021
Audit Fees(1)	$497	$408
Tax Fees(2)	33	22
Other(3)	29	31
Total Fees	$559	$461
(1)
Audit fees are for professional services for the audit of Angion's financial statements, the review of quarterly interim financial statements, and for services that are normally provided by the accountant in connection with other regulatory filings or engagements. Fees for the year ended December 31, 2022 include services associated with our S-3, S-4 and S-8 filings. Fees for the year ended December 31, 2021 include services associated with our IPO and services rendered for the 2021 audit.

(2)	Tax fees are for compliance and consultation.
(3)	Other fees are for admin fees and grant compliance audit fees.
Pre-Approval Policies and Procedures
The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by Angion’s independent registered public accounting firm, Moss Adams LLP. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee’s approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee’s members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.
The Audit Committee has determined the rendering of services other than audit services by Moss Adams LLP is compatible with maintaining the principal accountant’s independence.
Required Vote; Recommendation of the Angion Board
The affirmative vote of a majority of the votes cast virtually or by proxy at the Angion special meeting is required to approve Proposal No. 5. Abstentions and broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 5 will be a discretionary proposal considered routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may not result in broker non-votes.
THE ANGION BOARD RECOMMENDS THAT THE ANGION STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO RATIFY THE SELECTION OF MOSS ADAMS LLP AS ANGION’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

PROPOSAL NO. 6 (THE ADJOURNMENT PROPOSAL):

APPROVAL OF POSSIBLE ADJOURNMENT OF THE ANGION SPECIAL MEETING
If Angion fails to receive a sufficient number of votes to approve the Stock Issuance Proposal and/or the Reverse Stock Split Proposal, Angion may propose to adjourn the Angion special meeting for the purpose of soliciting additional proxies to approve the Stock Issuance Proposal and/or the Reverse Stock Split Proposal. Angion currently does not intend to propose adjournment at the Angion special meeting if there are sufficient votes to approve the Stock Issuance Proposal and the Reverse Stock Split Proposal.
If on the date of the Angion special meeting, or a date preceding the date on which the Angion special meeting is scheduled, Angion reasonably believes that (i) it will not receive proxies sufficient to obtain the required vote to approve the Angion Proposals, whether or not a quorum would be present or (ii) it will not have sufficient shares of Angion common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Angion special meeting, Angion may postpone or adjourn, or make one or more successive postponements or adjournments of, the Angion special meeting as long as the date of the Angion special meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.
Required Vote; Recommendation of the Angion Board
The affirmative vote of the holders of a majority of the shares of Angion common stock properly cast at the Angion special meeting is required for approval of this proposal is required to approve the adjournment, if necessary, of the Angion special meeting for the purpose of soliciting additional proxies to approve the Stock Issuance Proposal and/or the Reverse Stock Split Proposal.
The affirmative vote of a majority of the votes cast virtually or by proxy at the Angion special meeting is required to approve Proposal No. 6. Abstentions and broker non-votes will have no effect on the outcome of this Proposal. It is anticipated that Proposal No. 6 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.
THE ANGION BOARD UNANIMOUSLY RECOMMENDS THAT ANGION STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE STOCK ISSUANCE PROPOSAL AND/OR THE REVERSE STOCK SPLIT PROPOSAL.

DESCRIPTION OF ANGION’S AND MERGER SUB’S BUSINESS
Angion
7-57 Wells Avenue
Newton, Massachusetts 02459
(857) 336-4001
Overview
Angion had been a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of novel small molecule therapeutics to address chronic and progressive fibrotic diseases, prior to Angion’s 2022 Strategic Realignment. Angion’s goal was to transform the treatment paradigm for patients suffering from these potentially life-threatening conditions for which there are no approved medicines or where existing approved medicines have known limitations. Angion’s product candidates and programs included ANG-3070, a TKI formerly in development as a treatment for fibrotic diseases; a ROCK2 preclinical program targeted towards the treatment of fibrotic diseases; a CYP11B2 preclinical program targeted towards diseases related to aldosterone synthase dysregulation; and a CYP26 (retinoic acid metabolism) inhibitor program targeted towards a number of indications, including cancer; and ANG-3777, a hepatocyte growth factor (HGF) mimetic. If Angion does not complete the merger transaction with Elicio, Angion could move forward with developing ANG-3070 and conducting further preclinical studies for its ROCK2 program.
On January 17, 2023, Angion announced it had entered into a definitive merger agreement with Elicio under which Elicio will merge with a wholly-owned subsidiary of Angion in an all-stock transaction. Upon completion of the Merger, the combined company will focus on advancing Elicio’s proprietary lymph node AMP technology to develop immunotherapies, with a focus on ELI-002, a therapeutic cancer vaccine targeting mKRAS-driven tumors.
Angion 2022 Strategic Realignment was announced following the Angion’s June 2022 termination of its Phase 2 “JUNIPER” dose-finding trial for ANG-3070 in patients with primary proteinuric kidney diseases, specifically focal segmental glomerulorsclerosis (FSGS) and immunoglobulin A nephropathy (IgAN). The JUNIPER trial was terminated in the interests of patient safety based upon a reassessment of the risk/benefit profile of ANG-3070 in patients with established serious kidney disease. Angion completed the data collection work necessary related to the JUNIPER trial to ascertain whether the drug had any effect, positive or negative, in patients with fibrotic kidney diseases and determined there was no economically-viable path forward for ANG-3070 in primary proteinuric kidney diseases.
ANG-3070
Prior to the termination of the Phase 2 study, Angion had been focused on developing ANG-3070 in for fibrotic diseases in the kidney and lung. Angion continues to believe that, notwithstanding the termination of the ANG-3070 program in kidney indication, ANG-3070 could be a viable development candidate in lung indications, such as idiopathic pulmonary fibrosis (IPF).
Pulmonary fibrosis is characterized by progressive scarring (fibrosis) of the lungs, which leads to their deterioration and destruction. Over time, patients’ lung scarring progresses and breathing becomes difficult, often resulting in the lungs failing to take in enough oxygen to meet the body’s needs.
IPF is an aggressive form of pulmonary fibrosis with a median survival of two to three years from diagnosis. The course of the disease is highly variable. Certain patients become seriously ill within a few months, while others may survive for five years or longer. Most deaths in IPF occur from progression of pulmonary fibrosis leading to respiratory failure. According to the National Institutes of Health (NIH), approximately 140,000 people in the United States have IPF, and approximately 30,000 to 40,000 new cases are diagnosed each year, usually affecting people between the ages of 50 to 70. EU incidence rates are estimated to be similar. Over half are undiagnosed in the mild category alone, while more could be underdiagnosed. The disease is of unknown cause and represents an important area of unmet medical need.
There are currently two approved therapies for IPF, pirfenidone (Esbriet®, sold by Roche/Genentech) and the kinase inhibitor nintedanib (OFEV®, sold by Boehringer-Ingelheim). Nintedanib is also approved for Scleroderma-associated interstitial lung disease (SSc-ILD) patients. Both drugs have known tolerability challenges for patients. Diarrhea and nausea are very common side effects, with 62% of patients taking nintedanib reporting diarrhea and

29% reporting nausea according to its drug label. Similarly, diarrhea was reported by 26% and nausea by 36% of patients taking pirfenidone according to its label. Patient convenience is also a recognized challenge, with nintedanib required to be dosed twice per day with food and pirfenidone three times per day with food after a three-step titration over the first two weeks. Patient drop-out rates for both drugs are substantial, with 43.8% of patients on nintedanib and 51.5% of patients on pirfenidone dropping out after 12 months. Neither therapy demonstrated an impact on patient survival in the clinical trials forming the basis for their approval. Due to the recognized limitations of these approved medicines, under 30% of U.S. patients diagnosed with IPF, despite it being a life-threatening disease, are prescribed nintedanib or pirfenidone.
Despite these drawbacks to tolerability, convenience, and efficacy, pirfenidone and nintedanib generated approximately $3.8 billion in combined 2021 worldwide sales. If Angion is able to demonstrate in clinical trials ANG-3070 provides IPF patients with an alternative treatment option with a more acceptable tolerability, convenience, and/or efficacy profile, Angion would expect ANG-3070, if approved, to compete successfully with these two approved medicines. However, there is no guarantee ANG-3070 will be able to achieve these goals or, if it does, generate comparable revenues.
The next steps for the ANG-3070 program would be additional preclinical and/or clinical work to confirm target engagement and dose levels in patients with IPF. In anticipation of the announced merger, however, Angion suspended the advancement of ANG-3070 in preclinical or clinical studies. Absent completion of the transaction with Elicio, Angion could move forward with this program. Angion holds global rights to the ANG-3070 program.
ANG-3777
In 2022, Angion completed preclinical work and the process of closing out analyses of data from the 2021 clinical trial readouts of ANG-3777, that was formerly its lead product candidate until December 2021. Angion has shared these data with its license partner Vifor International, Ltd, (Vifor Pharma) and conversations continue on next steps for the program, if any. Angion does not intend to continue the clinical development plan for ANG-3777 set forth in the Vifor License, which had included a Phase 3 study for the prevention of AKI in patients undergoing cardiac surgery involving CSA-AKI and a Phase 4 confirmatory study in donor kidney transplant patients who were at risk for developing DGF, given Angion does not believe the earlier Phase 2 and Phase 3 clinical trial results in the respective indications support regulatory approval.
ROCK2, CYP11B2 and CYP26
During 2022, Angion also conducted activities in its ROCK2, CYP11B2 and CYP26 preclinical programs.
ROCK2
Angion’s ROCK2 program includes a number of highly selective, oral small molecule inhibitors of ROCK2 developed internally as a potential treatment for fibrotic and other diseases. Over the past year, additional chemistry work at Angion resulted in additional libraries of ROCK (Rho-associated coiled-coil forming protein kinase)-targeting compounds with differing ratios of ROCK2 and ROCK1 selectivity ranging from 300-fold to 1,600-fold selectivity for ROCK2 versus ROCK1 with promising bioavailability.
ROCK signal transduction pathways are implicated in the development of fibrosis. Inhibition of ROCK isoforms ROCK1 and ROCK2 have shown promise in fibrosis and cardiovascular remodeling diseases. However, ROCK1 inhibition has been associated with hypotension (low blood pressure) and enhanced vascular permeability.
Recent scientific work using specific genetic or pharmacological reduction of ROCK2 indicates ROCK2 inhibition by itself can result in anti-fibrotic activity without causing hypotension. These findings informed Angion’s strategy to develop a ROCK2-specific inhibitor, with the goal of minimizing ROCK1 inhibition, as a potential treatment for fibrosis and other diseases. Angion believes this approach could translate into product candidates with enhanced tolerability potentially supporting long-term systemic use.
Multiple dual ROCK1/2 inhibitors have received regulatory approval, including ripasudil (Glanatec®), which is approved in Japan for treating glaucoma and ocular hypertension, fasudil (ErilTM), which is approved in Japan and China for treating cerebral vasospasm in hemorrhagic stroke, and netarsudil (Rhopressa®), which is approved in the United States for the treatment of glaucoma. The ROCK2-selective inhibitor belumosudil has been approved by the FDA for the treatment of chronic graft-versus-host disease.

Elevated expression of ROCK2 has been implicated in a number of chronic fibrotic conditions and other diseases. ROCK2 is significantly upregulated in fibrotic kidneys in both pediatric and adult patients, with ROCK2 levels positively correlated with the severity of the fibrosis. Study of ROCK2 inhibition in the unilateral ureteral obstruction (UUO) model of renal fibrosis showed ROCK2 inhibition alleviates renal fibrosis. Furthermore, in a mouse model of IPF, researchers found mice with either ROCK1 or ROCK2 genetically deleted were protected from bleomycin-induced IPF, indicating specifically targeting either ROCK isoform would be an effective therapeutic strategy against IPF. ROCK2 expression in vitro has also been associated with co-expression of fibrotic liver markers. Elevated ROCK2 levels are seen in cardiac hypertrophy, cardiac fibrosis and diastolic dysfunction. ROCK2 has also been shown to play a role in neurodegenerative disorders such as amyotrophic lateral sclerosis, Parkinson's disease and Alzheimer's disease. As a result, Angion believes a potent ROCK2 inhibitor should prevent disease progression in chronic fibrotic diseases and potentially be useful in a variety of other cardiac and neurodegenerative disorders.
Dual ROCK1/2 inhibitors can have problematic side effects including hypotension and increased vascular permeability. In an in vitro analysis measuring binding affinity for ROCK2 and ROCK1, Angion's ROCK2 selective inhibitors show much stronger binding affinity for ROCK2 versus ROCK1. Angion believes high selectivity for ROCK2 could provide enhanced tolerability, potentially supporting long-term systemic use.
Angion holds global rights to its ROCK2 inhibitor program. Angion has completed certain discovery and preclinical activities in its ROCK2 Program, and absent completion of the announced merger, Angion could move forward with this program, which is also currently available for out-licensing. Given the early stage of the program, prior to a lead candidate being selected, investors should not expect any significant funds would be generated from a transaction, or even such a transaction occurring.
CYP11B2
Angion created a selection of inhibitor molecules with high specificity to CYP11B2 (aldosterone synthase) relative to CYP11B1, which it was investigating for the purpose of targeting aldosterone-related diseases including resistant hypertension, congestive heart failure, renal fibrosis, and primary hyperaldosteronism.
Aldosterone is a hormone produced in the adrenal glands which helps control the body's blood pressure by causing the kidneys to retain salt and excrete potassium, thereby increasing water retention, blood volume and blood pressure. CYP11B2 is a member of the broad cytochrome P450 family and is responsible for the biosynthesis of aldosterone. There are a number of diseases associated with dysregulated aldosterone, including primary hyperaldosteronism (Conn's Syndrome), refractory hypertension, congestive heart failure and kidney fibrosis. As a result, Angion believes inhibition of CYP11B2 could potentially be used in aldosterone-related diseases. Angion has determined not to proceed with this program.
CYP26
Angion also worked on a CYP26 (retinoic acid metabolism) inhibitor program targeted towards a number of indications, including cancer. The CYP26 program focuses on selective and potent inhibitors of CYP26, which is responsible for the degradation of retinoic acid. Retinoic acid, primarily in the form of ATRA (all-trans retinoic acid) has been used both topically and systemically to treat conditions including acne, acyte promyelocytic leukemia, and photoaging. In a variety of animal models, Angion demonstrated CYP26 inhibition can increase retinoic acid levels in target tissue while reducing systemic exposure of retinoic acid. Angion holds global rights to Angion's CYP26 inhibitor program. Angion has determined not to proceed with this program, other than under its exclusive license agreement with Ohr Cosmetics LLC.
Manufacturing
Angion has relied on third-party contract manufacturing organizations to manufacture and supply product candidates for its clinical trials. Currently, Angion has agreements with a single third-party contract manufacturer to supply the drug substance for ANG-3070 and with a single third-party contract manufacturer to manufacture all clinical trial supplies of ANG-3070. Currently, Angion believes it has sufficient inventory of ANG 3070 to meet the immediate requirements of potential future clinical trials, which may be conducted, absent the completion of the announced merger.
Competition
The biotechnology and pharmaceutical industries are characterized by intense competition and rapid innovation. Angion’s potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Angion believes the key competitive factors affecting the development and commercial success of its product candidates will be whether or not such product candidates are deemed to be safe and effective by relevant regulatory authorities, as well as their tolerability profile, reliability, convenience of dosing, price, and reimbursement. Absent the completion of the announced merger, Angion could face significant competition on its ANG-3070 program for IPF from both approved therapies such as pirfenidone (Esbriet®, sold by Roche/Genentech) for IPF and nintedanib (OFEV®, sold by Boehringer-Ingleheim) and from product candidates in development for IPF, such as PLN-74809 from Pliant Therapeutics for IPF , BI 1015550 from Boehringer Ingelheim, pamrevlumab from Fibrogen, and other companies. Angion would also face competition for its ROCK2 program from Kadmon Holdings, Inc.'s belumosudil (KD025) and RXC007/RXC008 from Redx Pharma as well as other companies developing ROCK inhibitors.
Angion’s Intellectual Property
The proprietary nature of, and protection for, Angion’s product candidates, processes and know-how are important to its business. Angion pursues various avenues of intellectual property protection, including consideration of patent, trademark, and trade secret strategies. Angion has sought patent protection in the United States and internationally for its programs relating to small molecule compounds with its tyrosine kinase inhibitors (including ANG-3070), HGF-like activity (including ANG-3777), its ROCK2 inhibitors and its CYP inhibitors. Angion’s patent strategy seeks to protect its product candidates by filing patent applications, in the United States and in relevant foreign jurisdictions, and Angion pursues multi-faceted protection, as available, for example to relevant small molecule compounds and analogs, pharmaceutical compositions and related methods of manufacture and use. Angion’s policy is to pursue, maintain and defend patent rights in order to protect the technology, inventions and improvements that are commercially important to its business. Angion also relies on trade secret protection for certain intellectual property that may be important to the development of its business and expect to pursue trademark registrations for brand names or other text or images that may provide commercial value.
In the United States and worldwide, issued patents have a presumptive term, assuming all maintenance fees are paid, of twenty years from their earliest non-provisional filing date. Certain jurisdictions offer opportunities to extend this term. For example, the U.S. Patent and Trademark Office (USPTO) may add term to a patent (referred to as Patent Term Adjustment) if delays by the USPTO of certain activities exceed prespecified durations, from which delays by the Applicant are subtracted. Additionally, many jurisdictions, including the United States and Europe, provide opportunities for extending the term of patents relating to approved pharmaceutical products or their approved uses. In the United States, a single patent can be extended per approved product, for a period (referred to as Patent Term Extension) of up to five years, depending on the dates of patent issuance relative to submission of an application for premarketing approval (i.e., of a NDA or a BLA) under provisions of the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. Similar restoration of term is available in Europe under so-called Supplementary Protection Certificate rights, and extensions under similar policies may be available in other countries.
Depending upon the timing, duration and specifics of FDA marketing approval of Angion’s product candidates, if any, one or more of its patents may be eligible for limited Patent Term Extension under the Hatch-Waxman Act in the United States, Supplementary Protection Certificate in Europe.
Angion’s commercial success will depend in part on obtaining and maintaining patent protection and/or other intellectual property protection for its current and future product candidates, including for their use, production, formulation, etc., with commercially relevant terms; Angion's commercial success may also depend in part on Angion’s ability to successfully defend its patent and/or other intellectual property rights against third-party challenges. Angion’s ability to stop third parties from making, using, selling, offering to sell and/or importing our products may depend on the extent to which it has rights under valid and enforceable intellectual property rights that cover these activities. Angion cannot be sure that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications filed by it in the future, nor can Angion be sure that any of its existing patents or any patents that may be granted to it in the future will be commercially useful in protecting its product candidates, discovery programs and processes. Additionally, Angion cannot be certain that it will always be able to establish sufficient ownership rights to ensure complete or necessary control over its intellectual property rights as required in order to obtain, maintain, and/or enforce them. The expiration dates of the patents discussed below assume in all cases that the appropriate maintenance, renewal, annuity, or other governmental fees are paid to maintain the patent(s) in force for the full extent of their term and any extension(s) thereof.
Angion’s ANG-3070 Tyrosine Kinase Inhibitor Program
As of March 17, 2023, compound, pharmaceutical composition and methods of use claims to Angion's kinase inhibitors are covered in patents issued in the United States. Angion also owned issued patents in Australia, Canada, China, Europe, Hong Kong, Israel, India, and Japan. The European patent was validated in Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Luxembourg, Monaco, Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland/Liechtenstein, Turkey, and the United Kingdom. A continuation application is pending in the United States. These patents, and patents that may issue from the pending applications, provide patent protection until 2033, assuming payment of all appropriate annuities and/or maintenance fees.
As of March 17, 2023, Angion had filed applications directed to the use of ANG-3070 in the treatment of irritable bowel disease (IBD) in Australia, Canada, China, Europe, Israel, Japan, and the United States. Patents issuing from corresponding national applications will expire in 2040.
As of March 17, 2023, Angion had filed applications in the United States and Europe relating to solid forms of ANG-3070. Patents issuing from corresponding national applications will expire in 2041.
As of March 17, 2023, Angion had filed a PCT patent application relating to gene expression levels associated with treatment comprising ANG-3070. Patents issuing from corresponding national applications, if granted, will expire in 2042.
Under the Hatch-Waxman Act, a single patent term restoration of up to five years in the United States may be available. Angion also may be eligible for similar restoration of term in Europe under supplementary protection certificate rights, and similar extensions in certain other countries.
Angion’s ROCK2 Inhibitor Program
As of March 17, 2023, the patent portfolio for the ROCK2 inhibitor program consists of three composition of matter patents. The first family includes granted patents in the United States and India, and pending applications in the United States, Australia, Canada, China, Europe, Hong Kong, Israel, and Japan, each of which would have presumed twenty-year terms expiring in 2038. A second family includes pending applications in the United States, Australia, Canada, China, Europe, Israel, India, and Japan, each of which would have presumed twenty-year terms expiring in 2040. A third family includes or will include pending applications in the United States, Canada, China, Europe, Israel, and Japan, each of which would have presumed twenty-year terms expiring in 2041.
Angion’s CYP11B2 Inhibitor Program
As of March 17, 2023, the patent portfolio for the CYP11B2 inhibitor program includes pending applications in the United States, Canada, Europe and Israel, each of which would have presumed twenty-year terms expiring in 2038. As of March 17, 2023, Angion owned issued patents in the United States that claim, among other things, ANG-3598 composition of matter, pharmaceutical compositions comprising ANG-3598, and methods of treating renal fibrosis. Angion also owned issued patents in Australia, China, Israel, India and Japan. Each of the patents expire in 2035.
Angion’s ANG-3777
As of March 17, 2023, the patent portfolio for ANG-3777 includes patents and patent applications that describe and/or specifically claim pharmaceutical compositions whose active agent is ANG-3777 and uses thereof, as well as compounds structurally related to ANG-3777, pharmaceutical compositions and uses thereof. As of March 17, 2023, Angion owned issued patents in the United States that claim, among other things, pharmaceutical compositions comprising ANG-3777. Angion also owned issued patents in Australia, Canada, China, Europe, Hong Kong, Israel, and Japan. Granted European patents have been validated in the following European countries: Denmark, France, Germany, Hungary, Ireland, Italy, Luxembourg, Monaco, Netherlands, Sweden, Switzerland/Liechtenstein, and the United Kingdom. These patents should remain in force, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, in the United States until 2024, and in other jurisdictions until 2023.

An aqueous formulation of ANG-3777 and analogues of sufficient solubility for intravenous administration is the subject of claims in a patent issued in the United States that will expire in 2030 assuming continued payment of all maintenance fees.
Angion has issued United States patents on the use of ANG-3777 and related compounds for the treatment of chronic obstructive pulmonary disease, (COPD), and scleroderma, which expire in 2028 and 2029, respectively.
Angion has issued patents in the United States to solid forms of ANG-3777 which expire in 2040, and pending applications in Australia, Brazil, Canada, China, Israel, Japan, Korea, Mexico, New Zealand, Singapore, and the United States. Patents issuing from these applications will expire in 2040.
As of March 17, 2023, Angion has filed applications in the United States and Europe directed to the use of ANG-3777 in the treatment of delayed graft function. Patents issuing from these applications will expire in 2040.
As of March 17, 2023, Angion has filed a PCT application directed to methods of manufacturing ANG-3777 drug product. The presumptive twenty-year expiration of any national applications arising therefrom is 2041.
As of March 17, 2023, Angion has filed a PCT application directed to methods of administering ANG-3777. The presumptive twenty-year expiration of any national applications arising therefrom is 2042.
As of March 17, 2023, Angion has filed a PCT application directed to ANG-3777 prodrugs. The presumptive twenty-year expiration of any national applications arising therefrom is 2042.
Under the Hatch-Waxman Act, a single patent term restoration of up to five years in the United States may be available. Angion also may be eligible for similar restoration of term in Europe under supplementary protection, certificate rights, and similar extensions in certain other countries.
Angion’s Licenses and Collaborations
License Agreement between Angion and Vifor Pharma
In November 2020, Angion granted Vifor Pharma, an exclusive, global (excluding Greater China), royalty-bearing license (Vifor License), for the commercialization of ANG-3777 in all Renal Indications, beginning with DGF and CSA-AKI. The Vifor License also grants Vifor Pharma exclusive rights, with a right to sublicense subject to Angion's consent for certain specified conditions, to develop and manufacture ANG-3777 for commercialization in Renal Indications worldwide (excluding Greater China) in cooperation with Angion or independently. Angion retains the right to develop and commercialize combination therapy products combining ANG-3777 with its other proprietary molecules, subject to Vifor Pharma's right of first negotiation with respect to global (excluding Greater China) rights to such combination therapy products in the Renal Indications. Although the Vifor License includes additional milestone and royalty objectives, Angion does not expect to receive any clinical, post-approval, or sales milestones, or royalties, as it does not intend to continue to pursue the clinical development plan for ANG-3777, which had included a Phase 3 study for CSA-AKI and a phase 4 confirmatory study in DGF. Angion and Vifor continue to discuss the analyses of the results of the clinical trials announced in the fourth quarter of 2021 and the future of the collaboration.
Collaboration between Angion and the University of Michigan
In 2019, Angion entered into a subcontractor agreement with The Regents of the University of Michigan (UM), under which it provided funding for identification of ANG-3070-responsive disease marker profiles in rodent models, and their intersection with existing data on patients with various forms of nephrotic kidney disease, to identify potential ANG-3070-responsive patient subsets. Under this agreement Angion obtained access to the Nephrotic Syndrome Study Network (NEPTUNE), an integrated group of Academic centers, patient support organizations, and clinical resources dedicated to advancing the treatment of kidney disorders. The goal of work under this agreement, which Angion supported through a grant from the U.S. Department of Defense, is to identify human disease and drug response profiles based upon the genes, networks and pathways that correlate with the therapeutic activity of ANG-3070 in primary FSGS and other fibrotic renal diseases. Angion is obligated to provide to UM up to a total of $520,000 over the course of the project. Angion has an option to license and commercialize intellectual property generated during the term of the agreement that is solely owned by UM under commercially reasonable terms. On March 21, 2022, Angion provided written notice to UM of its intention to terminate the subcontractor agreement as Angion believes the work under the related U.S. Department of Defense grant to be complete. This agreement is now terminated.

Collaboration between Angion and Ohr Cosmetics, LLC
In November 2013, Angion granted Ohr an exclusive worldwide license, with the right to sublicense, under Angion's patent rights covering one of its CYP26 inhibitors, for the use in treating conditions of the skin or hair. Sublicensees may not grant further sublicenses under Angion’s patent rights other than to affiliates of such sublicensees and entities with which sublicensees are collaborating for the research, development, manufacture and commercialization of the products. Ohr will pay Angion a royalty at a rate in the low single digits on gross revenue of products incorporating ANG-3522, and milestone payments potentially totaling up to $9.0 million based on achievement of sales milestones. Royalties and milestone payments will be paid until the later of 15 years from the first commercial sale of a licensed product or the last to expire licensed patent rights. The royalty rate is subject to adjustments under certain circumstances. The Ohr License represents a related-party transaction, and Angion believes the Ohr License was made on terms no less favorable to it than those Angion could obtain from unaffiliated third parties. On February 5, 2023, Angion and Ohr executed the First Amendment to the Ohr license agreement. Such amendment allows Ohr access to Angion’s CYP26 inhibitors beyond ANG-3522 for the use in treating conditions of the skin and hair, eliminates Angion’s obligation to prosecute or maintain the patents rights licensed to Ohr at its principal expense, and allows Ohr to prosecute and maintain such patent rights its sole own expense. No revenue from this license agreement was recognized in 2022 and 2021.
Government Regulation and Product Approval
The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, marketing and promotion, distribution, post-approval monitoring and reporting, sampling, and import and export of drugs, such as those Angion is developing. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.
U.S. Drug Regulation
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and its implementing regulations. FDA approval is required before any new drug can be marketed in the United States. Drugs are also subject to other federal, state and local statutes and regulations. Failure to comply with applicable FDA or other requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA clinical holds, refusal to approve pending applications, withdrawal of an approval, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.
The process required by the FDA before product candidates may be marketed in the United States generally involves the following:
•	completion of preclinical laboratory tests and animal studies, all performed in accordance with the FDA's GLP regulations;
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submission to the FDA of an investigational new drug application (IND) which must become effective before human clinical studies may begin and must be updated annually or when significant changes are made;

•	approval by an IRB representing each clinical site before a clinical study may be initiated;
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performance of adequate and well-controlled human clinical trials in accordance with good clinical practice (GCP) regulations to establish the safety and efficacy of the product candidate for each proposed indication;

•	preparation of and submission to the FDA of an NDA;
•	satisfactory completion of an FDA advisory committee review, if applicable;
•	a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;
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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility(ies) where the product is manufactured to assess compliance with cGMP regulations, and of selected clinical investigation sites to assess compliance with GCP; and

•	FDA review and approval of an NDA to permit commercial marketing of the product for its particular labeled uses in the United States.
International Regulation
In addition to regulations in the United States, Angion could become subject to a variety of foreign regulations regarding development, approval, commercial sales and distribution of Angion's products if it seeks to market its product candidates in other jurisdictions. Whether or not Angion obtains FDA approval for a product, Angion must obtain the necessary approvals by the comparable regulatory authorities of foreign countries before it can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and can involve additional product testing and additional review periods, and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing, among other things, the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. If Angion fails to comply with applicable foreign regulatory requirements, Angion may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Human Capital Resources
As of December 31, 2022, Angion has three full-time employees and nine part-time consultants.
Corporate Information
Angion was incorporated in the State of Delaware on April 6, 1998. Angion’s corporate headquarters are located at 7-57 Wells Avenue, Newton, Massachusetts 02459, and its telephone number is (857) 336-4001. Angion’s website address is www.angion.com. The information contained on, or that can be accessed through, Angion’s website will not be deemed to be incorporated by reference into and does not constitute part of this filing.
Available Information
Angion is subject to the information requirements of the Exchange Act and therefore files its periodic reports, proxy statements and other information with the SEC relating to its business, financial statements and other matters. The SEC maintains an Internet site, www.sec.gov, that contains reports, proxy statements and other information regarding issuers such as Angion.
For more information about Angion, including free access to its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports and other filings, visit Angion’s website, www.angion.com. The information found on or accessible through Angion’s website is not incorporated into, and does not form a part of, this filing.
Arkham Merger Sub, Inc.
7-57 Wells Avenue, Newton, Massachusetts 02459
(857) 336-4001
Merger Sub is a wholly-owned subsidiary of Angion and was formed solely for the purposes of carrying out the Merger. On January 17, 2023, Merger Sub entered into the Merger Agreement with Angion and Elicio. Pursuant to and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Elicio, with Elicio continuing as the surviving corporation and becoming a wholly-owned direct subsidiary of Angion. Merger Sub was formed on December 27, 2022 solely for the purpose of consummating the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

DESCRIPTION OF ELICIO’S BUSINESS
BUSINESS
Overview
Elicio is a clinical-stage biotechnology company pioneering the development of therapeutic cancer vaccines for patients with limited treatment options and poor outcomes. Through its AMP platform technology, Elicio’s goal is to re-engineer the body’s immune response to defeat diseases using potent lymph node targeted vaccines and immunotherapies.
Elicio’s proprietary AMP technology precisely traffics immuno-modulatory molecules to the lymph nodes, the “schoolhouse” of the immune system, enhancing the magnitude, potency, functionality, and durability of the immune response. The lymph nodes are a primary site in the body where most immune cells are located. The lymph nodes are where the immune system naturally collects information about health and disease in order to orchestrate the mechanisms of immunity which protect us from pathogens and tumors. By efficiently targeting these sites within the body we are taking advantage of the power and the unique biology of the lymph nodes to improve responses across a broad range of diseases. Elicio’s is utilizing its lymph-node targeting technology to build a pipeline of therapeutic cancer vaccines, which will be the focus of Elicio. Other applications of the AMP technology, such as infectious disease vaccines and immune cell therapies, will be developed through partnerships.
Elicio’s core business is the development of therapeutic cancer vaccines. ELI-002, its lead clinical program, is designed to stimulate an immune response against the KRAS mutations driving 25% of solid tumors. ELI-002 is currently AMPLIFY-201 in patients with mutant (m)KRAS-driven PDAC and CRC.
The ELI-002 program is planned to provide multiple potential pathways to success, including enrolling a cohort of patients with PDAC or CRC in a planned Phase 1/2 study called “AMPLIFY-7P”. Also, subject to receipt of additional funding following the Merger, a clinical trial to study the combination of ELI-002 + LIBTAYO® (cemiplimab, Regeneron’s FDA-approved anti-PD-1 therapy) is planned. Studies are also being considered in other solid tumors and where ELI-002 could target additional RAS isoforms, such as neuroblastoma ras (NRAS) and Harvey rat sarcoma (HRAS), to further expand the addressable population for ELI-002. ELI-002 has the potential to be a universal, all-stage immunotherapeutic for treating and preventing mKRAS-driven cancers.
While past cancer vaccine efforts have struggled to induce a sufficient immune response to drive meaningful clinical benefit to patients, ELI-002 is poised to overcome these historical challenges through three advances intended to induce potent antitumor immune activity:
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The first major advance is the smart trafficking of ELI-002 to the lymph nodes after subcutaneous administration, generating tumor-targeted immune responses of increased magnitude, function, and durability.

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The second advance is the clinical innovation of administering ELI-002 in the adjuvant setting, where ELI-002 is given after the patient has completed surgery and initial standard of care treatments to reduce the size and quantity of existing tumors and micrometastases. Using ELI-002 in the adjuvant setting is intended to maximize the number of mKRAS-targeting immune cells relative to the number of tumor cells. This strategy provides the potential for ELI-002 to eliminate any remaining residual disease in order to give the patient a longer period of disease control.

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The third advance is the inclusion of seven mKRAS peptides allowing ELI-002 to be used in additional patient populations, as well as offering the potential to target potential tumor-acquired escape mutations, thereby increasing the durability of responses to treatment.

Through ELI-002, Elicio is exploring whether its lymph node targeting technology can create effective therapeutics out of biologically validated targets that have previously failed to induce clinically meaningful immune responses. This can be done quickly and efficiently, minimizing the time and cost for new target validation. Elicio is developing additional lymph node targeted therapeutic cancer vaccines using a similar approach to ELI-002, including ELI-007 for use in the treatment of mutant (v-raf murine sarcoma viral oncogene homolog B1) BRAF-driven cancers and ELI-008 for use in the treatment of mutated Tumor protein p53 (TP53) expressing cancers. Examples of mutant BRAF-driven and TP53-expressing cancers include melanoma, CRC, and NSCLC.
Elicio is also committed to maximizing the potential value of the AMP platform in non-core applications via collaboration and partnership opportunities. These non-core applications include immune cell therapy ‘AMP-lifiers’ which enhance the immunologic effects of T Cell Receptor (TCR) T cell and Chimeric Antigen Receptor (CAR) T T cell therapeutics, infectious disease vaccines, and AMP adjuvants, including ELI-004 (AMP-CpG, a component of ELI-002), as well as a pipeline of “next generation” adjuvants in development. Continuing to expand a network of academic, foundation, and biopharmaceutical collaborations and commercial partnerships to develop these other applications of the AMP platform could validate and create pipeline programs, potentially benefit a larger population of patients and generate additional funding for Elicio.
Elicio is led by a team with extensive experience in immuno-oncology, biologics, drug discovery platform technologies, clinical development, general management, financing, and business development transactions. Members of the management team have had extensive involvement in multiple mergers and acquisitions deals, as well as several initial public offerings, follow-on offerings, and partnering deals.
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Elicio’s Chief Executive Officer, Robert Connelly, has more than 20 years of experience as a life sciences CEO. Prior to joining Elicio, Mr. Connelly served as CEO of Axcella Health Inc., Pulmatrix, Inc., and Domantis Ltd. and also served as a Venture Partner at Flagship Pioneering.

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Elicio’s Chief Medical Officer, Christopher Haqq, M.D, Ph.D., is a medical oncologist with extensive experience, including senior executive roles at Atara Biotherapeutics, Inc., Cougar Biotechnology, Inc., and Janssen Oncology, Inc., as well as an academic role at the University of California, San Francisco Division of Hematology and Oncology.

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Elicio’s interim Chief Financial Officer, Daniel Geffken, who also sits on the Elicio Board, has more than 30 years of experiences in the life sciences industry. Mr. Geffken has served as CFO and strategic consultant to numerous companies, including Apellis Pharmaceuticals, Inc., Cidara Therapeutics, Inc., Cabaletta Bio, Inc., Homology Medicines, Inc., Stealth BioTherapeutics, LLC, and Transkaryotic Therapies, Inc.

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Elicio’s Chief Business Officer, Annette Matthies, Ph.D., has nearly 20 years of biotech experience in corporate strategy, business development, new product planning, and private and public fund raising, including roles at eFFECTOR Therapeutics, Inc., Receptos, Inc., Abbott Laboratories Inc., Facet Biotech Corporation, and Biogen Inc.

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Elicio’s Chief Scientific Officer, Peter DeMuth, Ph.D., has over a decade of experience in oncology, immunology, and materials science. He oversaw efforts to develop novel technologies for immunotherapy at the MIT Koch Institute for Integrative Cancer Research (Koch Institute), in affiliation with the Ragon Institute of Massachusetts General Hospital (Ragon Institute)(MGH), MIT, and Harvard University, prior to joining Elicio as a founding scientist.

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Members of Elicio’s management team have contributed to product development programs that have received regulatory approval and been successfully commercialized, including Abraxane®, Avastin®, Breyanzi®, Ebvallo™, Herceptin®, Rituxan®, Yondelis®, and Zytiga®.

In addition to its strong leadership team, the expertise and experience of Elicio’s scientific advisors positions it well to realize its goal of pioneering the development of therapeutic cancer vaccines for patients with limited treatment options and poor outcomes. Elicio’s scientific advisors offer expert technical guidance to help shape Elicio’s scientific and strategic direction, while also raising Elicio’s profile lending it greater credibility and visibility in the biotechnology industry. Elicio’s scientific advisory board includes the following members:
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Darrell Irvine, Ph.D., Chairman of Elicio’s scientific advisory board, holds positions at the Koch Institute, the Ragon Institute, and Harvard University, along with being a Howard Hughes Medical Institute Medical Fellow

•	Julian Adams, Ph.D., Chairman of Elicio’s Board and retired Chief Executive Officer of Gamida Cell Ltd.
•	Adrian Bot, M.D., Ph.D., Chief Scientific Officer and Executive Vice President, Research & Development at Capstan Therapeutics, Inc. and formerly Head of Research at Kite Pharma, Inc.
•	Emanuele Ostuni, Ph.D., former Head of Europe for Cell and Gene Therapies at Novartis Oncology.
•	Robert R. Ruffolo, Ph.D., current member of Elicio’s Board and retired President of Research & Development at Wyeth, LLC.
•	Pashtoon Kasi, M.D., M.S., Director Colon Cancer Research and Director PrecisionMed, LLC.

Elicio’s Pipeline
Elicio’s AMP platform has broad potential across cancer, infectious diseases, and other diseases. Among its development candidates, Elicio intends to internally advance ELI-002 for mutated RAS-driven cancers, and advance ELI-007 for mutant BRAF-driven cancers and ELI-008 for mutant TP53-expressing cancers.
Elicio intends to advance additional applications of the AMP platform via out-licensing, co-development, or other partnership arrangements. These other applications include immune cell therapy AMP-lifiers for both CAR T cell therapeutics (e.g., ELI-011 for hematological cancers) and TCR T cell therapeutics (e.g., ELI-012 for mKRAS-driven solid tumors). Elicio has also completed preclinical proof-of-concept assessments related to the intranasal and subcutaneous use of the AMP platform to prevent infectious diseases, including COVID-19. Finally, Elicio is advancing a pipeline of multiple ‘next-generation’ AMP adjuvants that can be applied with external vaccines, therapeutic or prophylactic, including its lead adjuvant ELI-004, a component of ELI-002. Elicio’s most advanced development initiatives, their current stage of development, and the next anticipated major milestone for each program are presented in the chart below.
Elicio's Development Pipeline

CORE BUSINESS – ONCOLOGY VACCINES

	PROGRAM	TARGET	INDICATION(S)	RESEARCH	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	COLLABORATION
Therapeutic Cancer Vaccines	ELI-002 (2P)	mKRAS	PDAC, CRC, NSCLC	AMPLIFY-201					-
	ELI-002 (7P)	mKRAS	PDAC, CRC, NSCLC	AMPLIFY-7P					-
	ELI-002 + cemiplimab	mKRAS	PDAC, CRC, NSCLC	AMPLIFY-202 *					REGENERON **
	ELI-008	mTP53	Undetermined						GI RESEARCH FOUNDATION ***
	ELI-007	mBRAF	Undetermined						GI RESEARCH FOUNDATION ***

* Phase 2 combination trial to initiate post Phase 1a safety evaluation of AMPLIFY-7P

** Regeneron to supply cemiplimab for study, Elicio retains full worldwide rights to ELI-002

*** Elicio owns full worldwide rights to ELI-007 and ELI-008

AMP PARTNERING OPPORTUNITIES

	PROGRAM	TARGET	INDICATION(S)	RESEARCH	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	COLLABORATION
Cell Therapy AMP-lifiers	ELI-012	mKRAS	Solid Tumors						NIH NATIONAL CANCER INSTITUTE
	ELI-011	CD19	Liquid Tumors						MOFFITT CANCER CENTER
Infectious Disease Vaccines	ELI-005	SARS-CoV-2	COVID-19						
	Undisclosed	Multiple	Multiple						
Adjuvants	ELI-004	TLR9	Multiple	AMPLIFY-201^					
	Undisclosed	Multiple	Multiple						

^ ELI-004 (AMP-CpG) is a component of ELI-002 and as such is incorporated in the AMPLIFY-201 study; ELI-004 is a component of all pipeline programs

PDAC: pancreatic ductal carcinoma; CRC: colorectal carcinoma; NSCLC: non-small cell lung carcinoma; mKRAS: mutant Kirsten Rat Sarcoma; mBRAF: mutant homolog B of the Rapidly Accelerated Fibrosarcoma; mTP53: mutant tumor protein p53

Elicio’s Strategy
Elicio is re-engineering the body’s immune response to defeat cancer and infectious diseases with potent lymph node targeted immunotherapies and vaccines. To achieve this, Elicio intends to:
•	Rapidly advance its lead mutant KRAS-targeted program, ELI-002, which is designed to address approximately 25% of all solid tumors.
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Augment the ELI-002 program through external collaborations that combine ELI-002 with complementary mechanisms to provide greater benefit and expand the treatable population, as in its supply agreement with Regeneron.

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Develop its pipeline of therapeutic cancer vaccines to follow ELI-002, including ELI-007 for mutant BRAF-driven cancers and ELI-008 for mutant TP53-expressing cancers, and continue to identify additional biologically validated but hard-to-drug targets that can be “activated” through lymph node engagement.

•	Create economic and strategic value through licensing and partnerships for other applications of the AMP platform including cell therapy AMP-lifiers, infectious disease vaccines, and AMP adjuvants.

•	Continue to build out and expand upon applications of the AMP platform to capitalize on the potential of the technology and significant breadth of product opportunities available.
Background
Elicio’s focus on the AMP platform technology is founded upon an intimate appreciation of the lymphatic system’s critical involvement in the functioning of the human immune system. Elicio believes the therapeutic utility of currently approved immunotherapies is limited in many cases due to the inability of those therapies to adequately engage with the critical immune cells resident in the lymph nodes responsible for stimulating adaptive immunity, including priming T cell activation, and promoting antibody responses. The AMP platform is specifically intended to remedy this issue and the majority of Elicio’s product candidates, including ELI-002, has been constructed upon this central tenet. The relationship between the lymphatic and immune systems, and the significance of that relationship for immunotherapy, is summarized below.
A primer on the adaptive immune system
The adaptive immune system is part of the human immune system and is made up of B lymphocytes and T lymphocytes. B lymphocytes, also known as B cells, are involved in the humoral immune response, differentiating into antibody-secreting plasma cells on activation and recognition of a disease-specific molecular structure known as an antigen. T lymphocytes, also known as T cells, participate primarily in the cell-mediated immune response and are capable of specific antigen-directed recognition and elimination of pathogenic threats.
T cells can be further segregated into distinct cell types, with the primary types being CD8+ T cells, which are also referred to as cytotoxic lymphocytes (CTLs) and CD4+ “helper” T cells. CD8+ T cells specifically recognize and eliminate cells infected with viruses, other pathogens, or cancer-associated mutations. In contrast, CD4+ T cells, which have limited cytotoxic activity, participate in the immune response by directing the activity of other cells, in particular B cells and CD8+ T cells.
Antigen presenting cells (APCs) are a functional class of immune cells capable of taking up antigens by a variety of mechanisms and then processing and presenting them to lymphocytes for recognition by the adaptive immune system. Dendritic cells (DCs) are APCs particularly well suited to driving the adaptive immune response through direct interaction with adaptive immune cells to modulate and support their function.
The lymphatic system and its key role in effective immune response
Lymph, a clear extracellular fluid, contains waste products and cellular debris collected from peripheral tissues. The lymphatic system is a complex network of interconnected vessels, nodes, and organs through which lymph flows. One of its primary functions involves collecting and concentrating molecular cues of health and disease for monitoring by the immune system.
The lymphatic system plays a major role in the production, differentiation, and proliferation of both B cells and T cells, and the lymph nodes serve a critical role in lymphocyte activation and acquisition of essential functionality. As noted in the figure below, the lymph nodes act as the schoolhouse of the immune system and play a key role in activating the immune system in response to detected threats from cancer and pathogens.

Immune Response is Orchestrated in the Lymph Nodes

Lymph nodes are found throughout the body and are located on the lymphatic vessels at various intervals along the lymphatic routes. During the process of circulating through the lymphatic system, lymph fluid accumulates antigens and other biomolecules captured from the tissues. This fluid then drains into the lymph nodes, where it encounters T cells and B cells congregated together with APCs.
APCs and certain other immune cells contained in the lymph nodes function to constantly sample the lymph fluid searching for signs of potential threats within the body. APCs serve as sentinels to orient the cells of the adaptive immune response to develop a properly targeted and functional protective response by presenting these cues to B cells, T cells, and other immune cells within the lymph nodes. The activation of B cells and T cells with proper specificity and functionality marks the genesis of the adaptive immune response whereby numerous disease-specific and functionally-matured lymphocytes are expanded and deployed.
After sufficient interaction with APCs within the lymph nodes, these activated B cells and T cells exit the lymph nodes and eventually enter the bloodstream, which distributes them throughout the body to accumulate at disease sites or other lymphoid organs. Critically, signaling delivered between immune cells residing in the lymph nodes orchestrates the immune response to determine the magnitude, potency, persistence, functionality, specificity, and memory capacity of the developing response.
Many vaccine components and other small molecules manufactured to help enhance the immune response against disease unfortunately easily pass through the blood vessel walls at the site of injection and are quickly flushed away into the systemic circulation without entering into or engaging within lymph nodes. In consequence, these conventional antigens and immunomodulators are not readily detected by APCs, B cells, or T cells resident in the lymph nodes and fail to optimally stimulate immune responses, which in turn reduces their efficacy in eliminating disease. Larger molecules, such as proteins, on the other hand, are unable to fit through the pores lining small blood vessels in the tissues and are instead carried away from the tissues by the lymph flow into the lymph nodes.
Elicio believes the improved delivery to the lymph nodes inherent with larger molecules holds great promise for enhanced immunological responses and therapeutic efficacy. Elicio’s AMP platform is designed to use this ability of larger molecules to deliver therapeutic payloads of interest to the lymphatic system.
The left side of the figure below shows how vaccines, and some immunotherapies, rapidly enter the bloodstream after injection into tissues and circulate to sites that are either immunologically insignificant or tolerogenic, hindering their ability to effectively activate immune cells or increasing accumulation in areas where the immune response is suppressed. The right side shows the distribution of the agents is controlled by their molecular size. Smaller molecules tend to be distributed more substantially by blood vessels to irrelevant sites, while larger molecules like protein albumin are effectively collected by lymph vessels and concentrate in lymph nodes.

AMP Reprograms Biodistribution to Promote Targeted Delivery
of Payloads (e.g., Antigens, Adjuvants) to Lymph Nodes

Immunotherapy and limitations of current therapies
Immunotherapy is a treatment intending to harness the components and mechanics of the immune system to address diseases and disorders. All current immunotherapy modalities, including efforts to develop robust therapeutic cancer vaccines, have inherent limitations with respect to their efficacy. While general immune activity directed at target antigens has been observed with cancer vaccines during clinical evaluation, reduction in tumor loads has not been frequently noted. Contributing to this lack of efficacy is the low immunogenicity of tumor-associated antigens (TAAs), down regulation of antigen presentation and processing mechanisms involving T cell recognition of tumor cells, especially in the late stage and advanced settings of disease, and the loss of adequate expression of positive costimulatory signals. These negative factors result in limited generation of tumor antigen-specific T cells as well as impaired fitness of anti-tumor T cells.
Further complicating development efforts has been testing of these cancer vaccines in patients with large advanced or metastatic solid tumors, where the number of tumor cells vastly exceeds the number and capacity of activated T cells to induce a commensurate response. This tumor environment is compounded by the difficulties of T cell infiltration into the tumor microenvironment (TME) and mechanisms by which tumor cells evade detection by the immune system.
Other mKRAS-targeted therapeutic cancer vaccines have been studied in humans. Elicio believes the results of these trials, though insufficient to result in regulatory approval due to shortcomings of these prior approaches, provide support for the use of a mKRAS-targeted therapeutic cancer vaccine. Further, Elicio expects a lymph node targeting AMP construct to potentially generate additional efficacy through induction of a much stronger immune response compared to a non-lymph node targeted agent.
Another limitation of current immunotherapies Elicio believes ELI-002 has the potential to address relates to immune checkpoint inhibitors (CPIs). CPIs have proven to be significant advances in cancer treatment. According to a January 2023 report from Allied Market Research, the global CPI market was valued at $34.9 billion in 2021 and is forecast to reach $155.1 billion by 2031. CPIs require anti-tumor tumor infiltrating lymphocytes (TILs) in the tumor microenvironment to be effective. Patients whose tumors lack TILs are considered to have “cold” tumors and typically fail to respond to treatment.
Elicio believes this can be addressed by its technologies enabling the immune system to interact with tumor antigens inside the lymph node, where they can receive support from the natural stimulatory signals and cells unique to the specialized immune structure of the lymph node. Elicio conceives of this as a schoolhouse for anti-tumor targeted therapy and believes such therapies can turn cold tumors “hot”, making them more amenable to treatment by CPIs.

Elicio’s Product Candidates
Elicio’s AMP platform has broad potential across cancer, infectious diseases and other diseases. Among its development candidates, Elicio intends to internally advance ELI-002 for mutant RAS-driven cancers, ELI-007 for mutant BRAF-driven cancers, and ELI-008 for mutant TP53-expressing cancers.
Elicio intends to advance additional applications of the AMP platform via out-licensing, co-development, or other partnership arrangements. These other applications include immune cell therapy AMP-lifiers for both CAR T cell therapeutics (e.g., ELI-011 for hematological cancers) and TCR T cell therapeutics (e.g., ELI-012 for mKRAS-driven solid tumors). Elicio has also completed preclinical proof-of-concept assessments related to the intranasal and subcutaneous use of the AMP platform to prevent infectious diseases, including COVID-19. Finally, Elicio is advancing a pipeline of multiple ‘next-generation’ AMP adjuvants that can be applied with external vaccines, therapeutic or prophylactic, including its lead adjuvant ELI-004, a component of ELI-002.
ELI-002: Elicio’s Product Candidate for mutant KRAS-Driven Cancers
ELI-002 is a structurally novel AMP therapeutic vaccine targeting mKRAS-driven cancers. KRAS mutations are among the most prevalent in human cancers. ELI-002 is comprised of AMP-modified mKRAS peptide antigens and ELI-004, an AMP-modified immune-stimulatory oligonucleotide adjuvant.
Patients are treated with ELI-002 for a period of six months during which they receive a “prime” series of subcutaneous injections, weekly for the first month and then every two weeks for the second month. After a 3-month rest period, the response is “boosted” with weekly doses of ELI-002 for another month. This is analogous to many standard vaccination programs with the initial “prime” and later “boost” period.
Dosing & Administration for ELI-002

Background on the oncogene KRAS
The KRAS protein relays signals from outside of the cell membrane to the cell nucleus. As such, it is an early component in many signal transduction pathways and influences the expression of downstream genes involved in the regulation of cell growth, cell differentiation, and cell death (also referred to as apoptosis).
In normal physiology, guanosine diphosphate (GDP) preferentially binds with KRAS. This molecular interaction results in KRAS remaining in an inactive state. KRAS transitions into an active state when stimulatory signals cause the replacement of GDP with guanosine triphosphate (GTP). Mutations to the KRAS gene result in a bias towards active protein expression and unregulated and dysfunctional cell growth, which are hallmarks of cancer.

Targeting mutated KRAS using immunotherapy presents several potential advantages. First, mutated KRAS alleles are neoantigens, found exclusively in the tumor cells and not in normal tissues. This target specificity is thought to limit immune activity related to a potential on-target, but off-tumor, response.
In addition, as a truncal mutation, KRAS is a genetic driver of malignant changes across multiple cancers, causing a phenomenon known as “oncogene addiction,” where each tumor cell must maintain the expression of the target- mutated KRAS protein to remain viable. Such uniform expression across every transformed cell in a particular tumor holds the promise that immunological approaches may enable complete tumor eradication. Further, because these mutations are neoantigens, they are not afforded immune tolerance. Therefore, the body’s natural T cell repertoire is not depleted of high affinity antigen-specific T cell receptors, which are critical to a robust T cell-directed response.
KRAS mutations occur in exon 2, frequently at amino acid 12. G12D, G12C, G12V, G12R, G12S, and G12A, along with G13D, are commonly responsible for oncogenic KRAS activation. The amino acids surrounding position 12 are identical across the three RAS isoforms (KRAS, HRAS, and NRAS) and can be targeted by cross-reactive T cells. Different KRAS mutations may exhibit differing abilities to drive cancers originating in different tissues. For instance, the G12D mutation is commonly associated with gastrointestinal cancers, including pancreatic, colorectal, bile duct, and gall bladder cancer, while the G12C mutation is more common to lung cancer.
While significant advances in the understanding of the genetic mutations associated with mKRAS-driven cancers have been made, development of safe and efficacious therapeutics targeting KRAS mutations has lagged. While the anti-tumor activity of small molecule candidates specifically targeting the G12C mutation such as sotorasib and sitravatinib have generated considerable enthusiasm in clinical trials involving NSCLC patients, the lack of a suitable binding site, together with the high binding affinity of GTP, have limited the ability to successfully target other important KRAS mutations among the most common mutations in solid tumors, including those such as G12D, G12R, and G12V. Effective treatments for mKRAS-driven cancers remain a significant unmet medical need.
The figure below shows the seven KRAS driver mutations targeted by ELI-002 are present in 25% of all solid tumors. In particular, 93% of PDAC and 52% of CRC tumors, those most prevalent in the AMPLIFY-201 study, are positive for KRAS mutations. Together, the addressable market opportunity for treating patients with some or all of the seven KRAS mutations targeted by ELI-002 is measured in the billions of dollars.
ELI-002 may find therapeutic utility as a treatment for a variety of cancers

While ELI-002 is initially being studied in patients with mKRAS-driven PDAC, CRC, and NSCLC, there remains significant opportunity in additional mKRAS-driven cancers, as seen in the figure above. Other cancers with significant proportions of KRAS mutations include bile duct and ovarian cancers. In addition to other cancer types, ELI-002 also has the ability to treat cancers with mutations at all three RAS isoforms including NRAS and HRAS, as well as KRAS, providing the potential to treat additional patient populations with unmet need in cancers including bladder, gallbladder, and acute myeloid leukemia (AML).

The results of Elicio’s preclinical studies have provided evidence of ELI-002 activity against KRAS mutations
The results generated in a series of preclinical evaluations of ELI-002 highlight the therapeutic potential of the AMP platform and have supported ELI-002’s advancement into clinical trials. Mice (n=5) were dosed with AMP-modified 18-mer peptide sequences of KRAS mutations, along with AMP-modified CpG, with a second dose of the AMP-combination administered 14 days later, and the immune response generated by AMP constructs assessed after an additional seven days. Shown below are the results produced by AMP constructs specifically targeting the KRAS G12D, G12R, and G12V mutations, compared to untreated animals and animals dosed with unmodified KRAS peptides plus either the CpG adjuvant or a polyI:C adjuvant. G12D, G12R, and G12V mutations are commonly associated with gastrointestinal cancers. The data show the AMP-modified peptide sequences significantly boosted immune response compared to the non-modified sequences.
AMP-modified KRAS peptides generated strong immune responses across a range of KRAS mutations

These studies demonstrate the ability of an AMP vaccine to produce an enhanced immune response in mice with mean activity enhanced 40-fold compared to soluble G12V peptide plus soluble adjuvant, at least 60-fold compared to soluble G12R peptide plus adjuvant, and 400-fold compared to soluble G12D peptide plus adjuvant.
These data suggest not only does the AMP platform produce more T cells, but these T cells have improved functionality. The AMP-modified peptide/adjuvant combination’s ability to stimulate a strong immune response was demonstrated in additional studies evaluating the increase in cytokine levels generated by T cells induced with AMP-modified G12D peptides. Mice were administered the AMP construct four times at two-week intervals, with cytokine levels measured at intervening periods. These cytokine levels were compared against levels detected in T cells collected from untreated animals and after the administration of soluble peptide vaccines containing either soluble CpG or poly I:C adjuvant. As presented in the figure below, the AMP-modified peptides given with AMP-CpG generated increases in cytokine production from antigen stimulated T cells compared to either the untreated animals or animals treated with soluble peptide and adjuvant, with increased cytokine activity most pronounced after administration of both prime and boosting doses. Elicio believes this increase in cytokine activity is representative of the potency of an AMP-generated immune response and predictive of improvement to both T cell numbers and quality.

A booster dose generated increases in cytokine activity

Importantly, as illustrated in the figure below, after dosing in mice as described above, AMP-modified KRAS constructs promoted mKRAS-specific cytotoxic T cell function as evidenced by enhanced detection of granzyme production by T cells collected from AMP-vaccinated animals relative to comparators. In addition, when vaccinated mice were infused with mKRAS-pulsed target cells, only those who had received AMP vaccines were able to generate an mKRAS G12D-specific cytotoxic response. In these animals, ~50% of mKRAS-target cells were eliminated over the course of 16 hours, while comparator vaccines were inactive.
AMP therapy induces cytotoxic T cell activity towards KRAS mutations

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Further evaluation of escalating doses of AMP-CpG combined with seven AMP-modified peptides (G12D, G12V, G12R, G12S, G12A, G12C, and G13D) in mice demonstrated induction of dose-dependent and consistent immune responses targeting all seven mKRAS epitopes. In the figure below, the higher the dose of AMP-modified CpG the higher the immune response. These results demonstrate the ability of an AMP-modified vaccine to simultaneously generate multiple functional immune responses in mice specific to a variety of KRAS mutant forms.
AMP therapy induces strong immune responses targeting seven common KRAS mutations

ELI-002 Clinical Development Program
The Phase 1 AMPLIFY-201 trial accelerated ELI-002 clinical development with a 2-peptide (2P) formulation, which targets the two most common KRAS mutations, G12D and G12R. The AMPLIFY-7P Phase 1/2 study expects to transition ELI-002 development to the clinic-ready 7-peptide (7P) formulation in the first half of 2023. In April 2022, Elicio received IND clearance from the FDA to commence AMPLIFY-7P, using the 7-peptide formulation of ELI-002. The IND submission package included all requisite preclinical and toxicology data for the 7-peptide formulation.

AMPLIFY-201: A Phase 1 clinical trial of ELI-002
Elicio is currently enrolling patients in AMPLIFY-201, a Phase 1 clinical trial of ELI-002 in patients with solid tumors, including CRC and PDAC. The AMPLIFY-201 trial is enrolling at eight cancer treatment institutions across the United States, including MD Anderson, where the first patient was dosed in October 2021. Other trial sites include Memorial Sloan Kettering, Massachusetts General Hospital, City of Hope, Northwell Health and University of Colorado, University of California, Los Angeles, and University of Iowa. Following this initial dose escalation trial, Elicio intends to expand patient eligibility to evaluate the potential of ELI-002 as a treatment for a number of KRAS-mutated cancers. The figure below depicts the AMPLIFY-201 protocol.
AMPLIFY-201 Protocol: 3+3 Dose Escalation Study with 2P Formulation

AMPLIFY-201 is configured as a Phase 1, U.S. multicenter, dose escalation study intended to evaluate the safety and tolerability of ELI-002, as well as provide immunologic and anti-tumor proof of concept. Elicio is enrolling up to 30 patients who have completed surgery for removal of the tumor and received standard of care treatment, yet remain positive for a biomarker indicating high relapse risk. The current standard of care for patients who remain positive for a biomarker following surgery and initial treatment is observation to monitor for relapse, which has a near certain probability of occurring. In PDAC patients who have positive ctDNA post-surgery, relapse occurs in 80%–85% of cases despite ‘curative’ resection with a median time of 9.9 months to recurrence. In CRC patients who have positive ctDNA post-surgery, radiologic recurrence was detected in ~79% of cases with a Kaplan Meier estimate of 0% survival at 3 years.
While past trials have evaluated immune therapy in advanced, metastatic cancer, Elicio designed its trial for patients who have had prior surgery to remove the tumor and have only minimal tumor cells remaining. Elicio believes limiting enrollment to those patients allows it to maximize the ratio of T cells to tumor cells (the so-called “effector to target” ratio), use ELI-002 in a window of opportunity where there is no suppression of T cell activity caused by other cancer treatments, and dose ELI-002 before the tumor may develop immunosuppressive barriers. The novel design of the AMPLIFY-201 trial was presented at the American Society of Clinical Oncology (ASCO) Annual Meeting in June 2022.
PDAC and CRC patients represent the majority of patients enrolled in the dose-escalation cohorts of the trial, though eligibility also includes several KRAS and NRAS mutation-related solid tumors such as NSCLC, ovarian cancer, and cancers of the bile duct and gallbladder.
AMPLIFY-201 employs investigational assays designed to detect circulating tumor DNA (ctDNA) and serum tumor biomarkers to identify patients with KRAS mutations who show signs of minimal residual disease in their blood before relapse is detected in traditional radiographic scans. These assays allow for rapid identification of the speed and magnitude of clinical antitumor response versus traditional survival endpoints to establish proof of concept. These assays will also be used to perform serial monitoring to assess the percentage of patients achieving Minimal Residual Disease (MRD) clearance throughout the study.
The adjuvant stage is unique due to post-surgery limitations on using radiographic endpoints such as RECIST and iRECIST. These endpoints also struggle to accurately measure the effects of immuno-oncology drugs, including unusual response patterns and pseudo-progression. Pseudo-progression occurs when immune therapy temporarily increases the size of the tumor on scans, which may indicate tumor destruction by immune cells and not cancer growth. This can lead to incorrect assessment and treatment for patients. To overcome these limitations, the AMPLIFY-201 trial uses serum tumor biomarkers (CA19-9 for pancreatic cancer, CEA for CRC) and ctDNA for quicker identification of ELI-002’s anti-tumor effects. These measures can be analyzed for kinetics and completeness, and compared to traditional endpoints such as overall survival and relapse-free survival. Furthermore, patients with detectable tumor at baseline were excluded in the adjuvant population studied in AMPLIFY-201, making radiographic response measures even less useful for proof-of-concept.
Trial participants are enrolled into one of five progressive open-label dose-escalating cohorts and are administered ELI-002 over six months divided into an eight-week immunization period, followed by a four-week booster period, separated by a three-month interval. After the ELI-002 treatment, participants continue for an 18-month long-term follow-up period. Trial endpoints include safety, determination of maximum tolerated dose, ctDNA and/or serum tumor biomarker change from baseline, relapse free survival, and immunological responses including cytokine activity and immune response and will be assessed throughout the 24 months of treatment and follow-up.
The Safety Review Committee cleared dose-escalating Cohorts 1 through 5. Elicio is close to the end of enrollment of the Phase 1 dose escalation in the AMPLIFY-201 clinical trial. ELI-002 dose escalation efficacy and safety data are anticipated to be presented at an upcoming medical conference in the second quarter of 2023. Elicio intends to use this clinical experience to select the starting dose for the Phase 1/2 AMPLIFY-7P trial.
AMPLIFY-7P: A Phase 1/2 clinical trial of ELI-002
In April 2022, Elicio received Investigational New Drug (IND) clearance from the FDA to commence AMPLIFY-7P, using the 7-peptide formulation of ELI-002. The Phase 1/2 AMPLIFY-7P trial is a U.S. multicenter study configured as an initial Phase 1a safety run-in of six to 12 patients to transition to the 7-peptide formulation and confirm the dose level established in AMPLIFY-201, followed by a Phase 1b dose expansion phase of three solid tumor cohorts in mKRAS-driven PDAC, CRC, and NSCLC, with each cohort enrolling between nine to 17 patients.
The Phase 1b dose expansion phase of the AMPLIFY-7P trial is depicted in the figure below. Elicio anticipates initiating the Phase 1a safety run-in of AMPLIFY-7P in the first quarter of 2023.
AMPLIFY-7P: Phase 1a safety “run-in” and Phase 1b dose expansion protocol

After completion of the Phase 1 portion of the trial, and subject to receipt of additional funding following the Merger, Elicio intends to conduct a multicenter Phase 2 study in PDAC patients, following R0 or R1 surgical resection. Elicio anticipates enrolling 93 patients in Phase 2, which will compare the recommended dose to a patient cohort receiving observation, the SOC for these patients. Patients will be administered a series of immunization doses which will be followed by a series of booster doses, following the dosing schedule of the Phase 1 trial. Patients enrolled in the observational SOC cohort will become eligible to crossover into the treatment cohort upon relapse. This proposed Phase 2 component of AMPLIFY 7P is shown in the figure below.
AMPLIFY-7P: Phase 2 Protocol

The primary endpoint of the Phase 2 portion will be relapse-free survival (RFS), an endpoint that has supported regulatory approval in post-surgical patients. An example is the recent approval of Merck's pembrolizumab for post-surgical melanoma patients, which was based on RFS. Further secondary endpoints of the Phase 2 portion will be clearance of ctDNA present at baseline, response rate for those patients who crossover from observation after relapse, and measurement of immunological responses. The ctDNA and serum tumor biomarker level endpoints may provide Elicio early insight into clinical activity.
Elicio believes positive data may support FDA Fast Track or Breakthrough Therapy designations, which are programs intended to facilitate and expedite development and review of new drug applications (NDA) for the treatment of a serious condition with unmet medical need. In addition, Elicio may be able to qualify for orphan drug designations for the solid tumor patient populations it selects for clinical development.
If the results of the Phase 1b portion of the AMPLIFY-7P trial are favorable and, subject to receipt of additional funding following the Merger, Elicio expects to continue to evaluate the use of ELI-002 in the treatment of PDAC in a randomized Phase 2 cohort. The Phase 1b expansions are expected to be initiated in the second half of 2023, with the Phase 2 expected to be initiated in 2024.

Anticipated data readouts and other milestones for the ELI-002 clinical program are represented in the figure below.
ELI-002 Clinical Program Milestone Projections:

Phase 1 Data Readout 2023 & Phase 2 Interim Assessment 2024

AMPLIFY-202 combination trial with Regeneron Pharmaceuticals, Inc’s LIBTAYO® (cemiplimab)
In May 2022, Elicio entered into a clinical supply agreement with Regeneron Pharmaceuticals, Inc. (Regeneron) to evaluate the safety and efficacy of ELI-002 in patients with mKRAS-driven tumors in combination with LIBTAYO®, an FDA approved fully human monoclonal antibody targeting the immune checkpoint receptor PD-1 on T cells. The combination therapy will be studied in mutant KRAS-driven tumors including Stage III and IV NSCLC, Stage IV CRC and unresectable, locally advanced or oligometastatic PDAC.
This combination trial, called “AMPLIFY-202”, will be conducted by Elicio and is expected to begin after the Phase 1a safety evaluation portion of AMPLIFY-7P completes, the manufacturing disposition has occurred, and subject to receipt of additional funding following the Merger. Each party will provide their respective agent for the trial. Elicio retains full worldwide rights to ELI-002, Regeneron has no rights, and the agreement does not restrict Elicio’s rights to development of ELI-002.
Elicio’s AMP Platform: A Differentiated Approach to Immunotherapy
Elicio is addressing the challenge of direct lymph node engagement with next-generation immunotherapies based on the AMP platform. This platform allows Elicio to develop numerous differentiated treatment modalities, including therapeutic cancer vaccines, adjuvants, ID vaccines, and immune cell therapy AMP-lifiers. The AMP platform is intended to deliver conventional immunomodulatory payloads including small molecules, peptides, proteins, and nucleic acids directly and preferentially to the lymph node, which can facilitate interaction with the various components of the innate and adaptive immune system. In preclinical studies, these interactions result in an enhanced therapeutic immune response. Elicio believes this lymph node-targeting technology has the potential to be broadly applicable to address significant unmet medical needs.
An amphiphile is a chemical compound with both hydrophilic, or water soluble, and lipophilic, or lipid soluble, properties. This distinction is central to the development of Elicio’s AMP platform. Of critical importance to the AMP platform is its use of endogenous albumin as the carrier molecule. Albumin is a large 66.5 kD protein with multiple roles important to maintaining our health, including stabilizing extracellular fluid volume and functioning as a carrier protein for a variety of compounds including drugs, thyroid hormones and fatty acids. In addition to being present in the serum in blood plasma, albumin is abundant in the interstitial fluid of the tissues, where it drains through the lymphatic capillaries and vessels of the body, passing through numerous lymph nodes prior to exiting through the subclavian vein and returning to the blood system. As such, Elicio believes endogenous albumin and its ubiquitous presence in the tissues make it an ideal carrier to transport immune therapies and vaccines to the lymph nodes.

Elicio’s AMP platform capitalizes on the differences between the migration routes of large and small molecules through the lymphatic system with the intent of enhancing the immunostimulatory capabilities of various agents by increasing their exposure in the lymph nodes. In addition, the AMP platform embraces modular conjugation, potentially allowing for application to multiple therapeutic modalities, including peptides, proteins, nucleic acids, and small molecules. Constructed from an albumin-binding lipid tail, a therapeutic payload, and an optional linker, AMP configurations are designed to emulate the efficient lymphatic navigation of large macromolecules to preferentially accumulate in the lymph nodes, where they can more potently activate immune cells to orchestrate key features of protective immune responses, including response magnitude and functional quality. When applied to immunostimulatory agents with poor inherent access to the lymph nodes, the AMP strategy can promote their lymph node uptake and, thus, enhance action on key immune cells. While current AMP candidates are administered subcutaneously, Elicio is also exploring the possibility of intranasal administration. Delivering an antigen intranasally to mucosal tissue holds the potential to stimulate robust mucosal and systemic immunity, potentially providing more effective protection at the site of infection for mucosally-transmitted infectious diseases, such as HIV, SARS-CoV-2, influenza, rotavirus, and cholera.
By applying this fundamental mechanistic distinction throughout a portfolio of product candidates, Elicio believes it can develop immunotherapies that optimally engage the lymph nodes and other immune orchestrating sites to overcome certain therapeutic limitations of currently approved immunotherapies and enable certain immunotherapy programs in research and development. Therapeutics developed using Elicio’s AMP platform are made up of three core components as shown in the figure below:
AMP construction: A molecular conjugation approach for
delivery of immune therapeutics to lymph nodes

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Albumin-targeting binding vehicle: Binding to endogenous albumin at the injection site is enabled through the incorporation of a fatty acid chain. This vehicle, which mimics endogenous fatty acids binding naturally to albumin, is designed to provide for optimal binding characteristics which allow for efficient association with albumin and delivery of the desired payload to the lymph node. Through experimental refinement of this component’s structure, Elicio has selected a two-chain, or diacyl, molecular configuration, with a specific chain length and saturation of the carbon-backbone, designed to enhance lymph node biodistribution.

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Linker molecule: The second optional component of Elicio’s AMP platform is a linker molecule made from polyethylene glycol (PEG), which connects the lipophilic-binding functional domain with the therapeutic payload. Elicio believes integration of the PEG-based linker into its AMP construct offers multiple benefits. Specifically, Elicio believes this enhances the AMP’s hydrophilic properties, in turn enhancing enhances pharmaceutical properties such as solubility. The linker molecule is also intended to protect the therapeutic payload from enzymatic degradation as it travels through the lymphatic system and to permit Elicio to control payload delivery characteristics.

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Therapeutic payload: Elicio has designed its AMPs for potential use with a broad array of therapeutic modalities, including small molecules, nucleic acids, peptides, and proteins. Elicio believes this range of available payloads, specifically designed for use with the AMP platform, which enables their direct lymph node engagement, provides significant flexibility related to modality selection for immune system activation and stimulation. Moreover, Elicio believes its use of well-characterized payloads with proven immunological activity will enable it to more rapidly and reliably generate product candidates capable of eliciting a therapeutic response of clinical benefit.
AMP Platform Mechanism of Action
The feasibility of using albumin to facilitate the delivery of molecules specifically to the sentinel lymph nodes is well established. Surgeons routinely administer albumin-binding dyes to melanoma and breast cancer patients to visualize the drainage of lymphatic vessels into sentinel lymph nodes to guide the surgical procedures and increase the accuracy of assessments for potential metastases. These dyes are too small to efficiently accumulate in lymphatics independently, but bind tightly with endogenous albumin in the interstitial fluid at the injection site, which then chaperones the dyes through the lymphatics into the lymph node. Elicio utilizes similar mechanistic principles to facilitate transport and delivery of the therapeutic AMP constructs to the lymph nodes. Once delivered to the lymph nodes, the immunomodulatory payload is transferred to APCs to initiate the immune response.
Delivery directly to the lymph nodes

In order to facilitate the generation of antigen-specific T cells, APCs must deliver three critical signals to the T cell. The first signal involves antigenic peptides, derived from APC protein-processing pathways, presented in the context of the appropriate major histocompatibility complex (MHC) molecules. Upon encountering an AMP-peptide in the lymph node, APCs engulf and process the AMP construct into antigenic fragments, with APC activity facilitated by activation of certain pathways of the innate immune system, such as Toll-like receptors (TLRs). These fragments then associate with major histocompatibility complex (MHC) class I or class II structures, which in turn activate the adaptive immune system’s response cascade. The MHC class I peptide antigen complex engages with the T cell receptor, facilitated by the CD8 co-receptor and co-stimulatory ligands, which increase APC interaction with the T cell.
The second signal involves the APC expressing positive costimulatory molecules, principally, CD40, CD80, and CD86. Conformational changes related to the CD80 receptor of the APC binding with the CD28 co-receptor on the T cell trigger the activity of CD8+ T cells. At the same time, the MHC class II antigen complex, along with the coordination of CD4+ T cells, stimulates B cells to produce antibodies directed towards specific epitopes. APCs typically present peptides derived from exogenous protein through the MHC class II pathway, but can also, when appropriately activated, efficiently cross present exogenous antigen through the MHC class I pathway, resulting in enhanced CD8+ T cell activation. Cross presentation is critical for generating a CD8+ T cell mediated immune response to viruses and tumors. In the presence of sufficient negative co-stimulatory signals, or the lack of sufficient positive co-stimulation, the interaction between APCs and T cells can lead to tolerization, dysfunction, or death of the T cells rather than activation and expansion. Elicio’s AMP therapeutics are designed to avoid this occurrence, through the inclusion of an adjuvant intended to enhance the co-stimulatory function of the APCs.
The third signal collectively refers to the cytokine microenvironment of the immune synapse where the priming interaction between APCs and T cells is occurring. This cytokine combination determines the differentiation and fitness of the downstream T cell response. Elicio believes its AMP platform is able to leverage the concentration of critical immune cells present in the lymph nodes to efficiently activate DCs, which in turn drive and sustain these critical three critical signals to orchestrate the adaptive immune response.
In studies evaluating tumor-specific immune responses targeting E7 protein antigen from Human Papilloma Virus (HPV) therapeutic vaccination of mice resulted in expansion of tumor-specific T cells as shown in the figure below. While vaccination with soluble unmodified CpG induced approximately 20% of circulating CD8 T cells to be tumor specific, AMP-CpG adjuvanted vaccination generated enhanced responses where as many as 80% of circulating CD8 T cells were tumor specific. These improved responses resulted in tumor regression and durable responses in 80% of AMP-CpG vaccinated animals, while the soluble comparator achieved similar responses in only 20% of treated animals.
AMP Therapy Generates Improved Responses in HPV-Driven Tumors

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Elicio’s Pipeline
ELI-004: Elicio’s Universal Adjuvant
Elicio is developing ELI-004 as a universal AMP-modified CpG adjuvant for applications in a variety of indications and therapies, including its use as a component of ELI-002 and all of Elicio’s pipeline programs. The AMP-modification is designed to concentrate and retain the smaller molecular size CpG in the lymphatic system. Elicio is evaluating its use in combination with a variety of disease-specific antigens of smaller molecular size, each AMP-modified to stimulate a powerful and sustained immune response as well as in combination with unmodified (native) antigens. Elicio believes the preclinical results demonstrate ELI-004’s inherent capabilities and distinguish its immune-boosting strength.
In previous clinical studies conducted by third parties, CpG-containing oligonucleotides have been shown to be both well tolerated and to exert immune-stimulatory effects through activation of the endosomal toll-like receptor 9 (TLR-9) pathway present in human antigen-presenting DCs and B cells. Mechanistic studies have demonstrated the ability of CpG-containing oligonucleotides to induce TLR-9 dependent innate immune activation and, subsequently, elicit adaptive immunity in humans. The specific CpG, 7909, which Elicio incorporates into its vaccine configurations, has been shown to induce both B cell proliferation and DC maturation in clinical trials. Further, CpG-7909 elicited target-specific adaptive immunity when given in combination with an antigen.

Safety assessments in these and other trials have defined the absorption, distribution, metabolism, and elimination profiles of oligonucleotides including those containing phosphorothioate linkages, such as CpG-7909. Adverse events were consistent with TLR-9 activation and included local injection site reactions and flu-like symptoms. Elicio believes its thoughtfully-designed AMP modified CpG adjuvant has the potential to induce an enhanced immune response due to its specific engagement with the lymph nodes.
Preclinical studies evidenced the immune activity generated by AMP-modified CpG
Elicio evaluated the activity of innate cells in the lymph nodes of mice 24 hours after administration of soluble and AMP-modified CpG and found that compared to soluble CpG, AMP-CpG induced frequencies of CD11c DCs which were higher for numerous activation markers including CD80, CD86, and CD40. These data are shown in the figure below. Prior preclinical studies have shown that while soluble CpG induced increased levels of serum cytokines following dosing, AMP-CpG dosing resulted in levels similar to the control group. These data are consistent with the evidence AMP-CpG exclusively targets the lymph nodes rather than being distributed systemically, which may allow for enhanced immune-activating effects while avoiding some toxicity associated with systemic cytokine release.
AMP-modified CpG showed increased immune activation compared to soluble CpG in Mice

Persistence of the elevated immune activity was also observed in long term follow up of animals after completion of a vaccination regimen as reflected in increased T cell activity and cytokine levels illustrated in the figure below.
AMP-modified CpG induced T cell responses which persisted for months after administration

Additional Next-Generation Adjuvants
Beyond ELI-004, Elicio is evaluating an expanded portfolio of next-generation adjuvants, including various AMP-modified TLRs and danger-associated molecular pattern (DAMP) candidates, and has generated initial proof of concept data in mouse and non-human primate models.

ELI-007: Elicio’s Product Candidate for Mutant BRAF-driven Cancers
ELI-007 is a lymph node targeted AMP-peptide vaccine directed at BRAF V600E mutations also incorporating ELI-004 as an adjuvant. BRAF V600E mutations are present in 45% of melanoma, 10% of colon cancer, and 2% of lung cancer cases. While available small molecule inhibitors targeting BRAF generate initial responses in BRAF V600E-mutated melanoma, these responses are not sustained because of resistance due to alternative growth signaling pathways and few initial responses occur in BRAF-mutated colon cancer. Previous research has shown T cells can respond to the driver mutation V600E in BRAF and transfer of tumor-infiltrating lymphocytes recognizing mutated BRAF resulted in durable complete response in a case study. The protein expression of BRAF V600E is maintained at high levels in these tumors suggesting they would be susceptible to T cells specific for the mutated BRAF. This could mean targeting mutated BRAF may be efficacious even after the tumor has developed resistance to BRAF inhibition.
Funding for the initial development of ELI-007 is provided by a grant from The Gastro-Intestinal Research Foundation (GIRF). Elicio retains full worldwide rights to both programs and GIRF has no rights to either program, including no restrictions on Elicio’s right to develop the program on a global basis.
ELI-008: Elicio’s Product Candidate for Mutant TP53-expressing Cancers
ELI-008 is a multivalent lymph node targeted AMP-peptide vaccine directed at p53 hotspot mutations also incorporating ELI-004 as an adjuvant. Like KRAS, mutations in p53 are found in a large number and wide variety of cancers, accounting for approximately 60% of patients with solid tumors. ELI-008 is being developed to target hotspot mutations in p53 in solid tumors including CRC, melanoma, and NSCLC. An AMP-peptide vaccine targeting p53 hotspot mutations may be able to potently expand and mature tumor-specific T cells through enhanced delivery and immune stimulation in draining lymph nodes to generate tumor-specific immunity capable of eliminating tumor tissue.
Funding for the initial development of ELI-008 is provided by a grant from the Gastro-Intestinal Research Foundation (GIRF). Elicio retains full worldwide rights to both programs and GIRF has no rights to either program, including no restrictions on Elicio’s right to develop the program on a global basis.
Additional Applications of the AMP Platform
Elicio has developed pipeline programs through preclinical proof of concept in other applications of the AMP platform, prophylactic infectious disease vaccines, and immune cell therapy AMP-lifiers. Elicio is actively exploring partnership opportunities to advance these additional applications of the AMP platform.
ELI-005: Elicio’s Product Candidate for Prevention of COVID-19
We have conducted assessments of the AMP platform for inducing immune responses targeting SARS-CoV-2 for the prevention of COVID-19. Elicio completed non-human primate (NHP) dosing of SARS-CoV-2 Spike Receptor-binding Domain (RBD) protein antigen together with AMP-CpG as the adjuvant component of its SARS-CoV-2 vaccine candidate, ELI-005. Groups of Rhesus macaques received priming immunization followed four weeks later by booster immunization including two dose levels of AMP-CpG. As indicated in the figure below, Elicio found no clinically significant site reactogenicities such as redness, swelling or itching, no increases in daily temperature, and no safety signals from blood chemistry or hematology after either the first or second immunizations.

ELI-005 Induces Cross-reactive SARS-CoV-2 Spike-RBD-specific T cell Responses in NHPs

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ELI-005 immunization was observed to generate ~500-1000-fold increases in the level of IFN-γ secreting RBD-specific T cells in peripheral blood samples at week six, two weeks following booster immunization. These T cells were found to show cross-reactive specificity against several viral variants of interest (beta, delta).
Serum antibody responses were also induced with seroconversion observed for all immunized animals within 2 weeks after prime vaccination, followed by significant further increase in the level of antigen-specific IgG (Binding Antibody Units – BAU/mL) following boost. Serum IgG responses exhibited robust cross-recognition of RBD antigen for several viral variants of concern (beta, delta, omicron) as well as the ancestral RBD (WH-01) used as the vaccine antigen. Finally, all immunized NHPs generated potent neutralizing serum antibody levels at week 6, exceeding those observed in convalescent human plasma (CHP) by ~10-fold. As observed for T cell and IgG responses, neutralizing antibody responses induced by ELI-005 exhibited significant activity against several viral variants of concern (delta and omicron) indicating the potential for inducing broad anti-viral immunity. These data are summarized in the figure below.
ELI-005 Induces Cross-reactive Neutralizing SARS-CoV-2 Spike-RBD-specific Antibody Responses in NHPs

AMP Immune Cell Therapy AMP-lifiers
Elicio's AMP platform has the potential to improve the efficacy of adoptive cell therapies. TCR T and CAR T cell therapy have shown benefits for some patients, but there remains a need to improve cell expansion, functional persistence, and resistance to tumor-mediated mechanisms of immune escape. Elicio believes an important reason for these limitations is that TCR T cells and CAR T cells, as currently used, don't effectively engage the lymph nodes, and are not sufficiently activated at these crucial immune sites to support their durable anti-tumor function. The use of the AMP platform with both TCR T and CAR T cells has the potential to improve T cell expansion, anti-tumor functionality, persistence, and resistance to tumor immune evasion without altering the T cell manufacturing process. This may provide the potential to improve response rates and enhance response duration.

In preclinical studies evaluating immune cell therapy against solid tumors, combination of CAR T or TCR T cells with supportive AMP vaccination regimens boosted the cell therapy benefits in mice relative to comparator treatments which administered cell therapy alone. These improvements in cell therapy benefits in mice were correlated to efficient lymph node AMP-vaccine delivery enabling significant enhancement in the expansion of adoptively administered T cells coupled with increased T cell infiltration into solid tumors, and increased anti-tumor effector function.
As shown below, application of this approach to TCR T cell therapy targeting the tumor-associated antigen gp100 in established B16F10 melanoma in mice resulted tumor eradication and durable prevention of relapse in 30-75% of animals treated with TCR T + AMP-vaccination, while TCR T cell therapy given alone or in combination with conventional (soluble) vaccination resulted in progressive tumor growth requiring euthanasia in 100% of treated animals. Similar improvements in the frequency and depth of anti-tumor responses have been observed for AMP-vaccine combinations with CAR T cell therapy.

a
C57Bl6
B16F10
TCR-T
B16F10
Day
0
9 10
13
17
20
24
85
TCR-T
TCR-T+SOL
TCR-T+AMP
SC B16F10 Tumor Inoculation
TCR-T IV Dosing
Soluble gp100 Peptide + CpG Vaccine
AMP-gp100-Peptide + AMP-CpG Vaccine
b
TCR-T
TCR-T+SOL
TCR-T+AMP
Tumor Volume (mm^3)
n=10
*(0/10)
n=20
*(0/20)
n=24
*(7/24)
Days After Tumor
c
Percent survival
Days After Tumor
TCR-T
TCR-T+SOL
TCR-T+AMP
****
****
**

ELI-011: Elicio’s CD19 CAR T Cell AMP-lifier Program
Based on the additive effects observed in mouse models combining AMP-lifiers and CAR T cell therapies, Elicio believes an AMP-based immunotherapy administered in conjunction with a CAR T therapy may generate efficacy improvements. Elicio has entered into a collaboration with the Moffitt Cancer Center to evaluate the combination of Elicio’s CD19 CAR T cell AMP-lifier, referred to as ELI-011, together with CD19-targeted CAR T cell therapy, in mouse models of B cell lymphoma.
ELI-012: Elicio’s mutant KRAS TCR T Cell AMP-lifier Program
ELI-012 is Elicio’s mKRAS TCR T cell AMP-lifier, designed for use in combination with mKRAS-targeted TCR T cell therapy against mKRAS-driven cancers. ELI-012 is ELI-002 administered in combination with TCR-T cells, which creates a new product called ELI-012. ELI-012 is designed to promote the invigoration of mKRAS-specific TCR T cells in vivo through exposure to activating signals delivered by APCs in the lymph nodes. Following activation in lymph nodes, mKRAS-specific TCR T cells can exhibit improved functional quality, persistence, tumor infiltration, and anti-tumor activity, resulting in improved disease outcome.
Licensing, Collaboration and Partnership Agreements
MIT License Agreement
On January 27, 2016, Elicio entered into an Exclusive Patent License Agreement with MIT, which has been amended from time to time, which it refers to as the MIT License Agreement. Pursuant to the MIT License Agreement, Elicio was granted an exclusive, worldwide license, with the right to sublicense, to certain patents and patent applications owned by MIT related to the AMP technology for the diagnosis, treatment or prevention of diseases. The licensed patent claims cover vaccine products in development by Elicio for its current lead programs in tumor indications where mutant KRAS, rearranged Anaplastic lymphoma kinase (ALK), or certain other proteins are a driver of disease, as well as programs using CpG as an adjuvant for immune activation in conjunction with an immunostimulatory agent. The MIT License Agreement established annual license payment obligations and intellectual property cost reimbursement obligations for which Elicio is responsible, specific product categories (including immunotherapeutic products and adjuvant products) for which Elicio is required to invest specified minimum amounts of research funding and the timing of such investment, specified development and commercialization milestone obligations, and payments due with respect to the achievement of these milestones.
On January 31, 2019, the MIT License Agreement was amended to add patent applications owned by MIT describing the use of the Amphiphile technology licensed in the 2016 license to boost the performance of CAR T and other cell therapies. Subsequently, on January 7, 2021, the MIT License Agreement was further amended to add exclusive rights to patent applications covering binding ligands for CD19 CAR T receptors and methods of screening for ligands to bind with specific CAR T receptors.
Under the terms of the MIT License Agreement, Elicio is obligated to use commercially reasonable diligent efforts to develop and commercialize licensed products, and to use such efforts to accomplish specified development and commercial launch objectives in accordance with a specified timeline as well as to expend specified resources in the development and commercialization of immunotherapeutic products and adjuvant products. Elicio is obligated to pay an annual license maintenance fee, which can be credited against royalties paid to MIT during the same calendar year. Elicio is also obligated to make milestone payments upon the occurrence of specific development and commercialization achievements on a product-by-product basis during the term of the MIT License Agreement, including those relating to the making of certain regulatory filings, the initiation of certain clinical trials and the achievement of certain sales thresholds. The achievement of each milestone triggers the payment of a set dollar amount to MIT by Elicio. These milestone payments could, in the aggregate, reach a maximum of $27.5 million. Elicio is obligated to make royalty payments based on net sales by it and its sublicensees equal to (i) a fractional to low single digit percentage of net sales of products that would infringe the MIT patent rights and (ii) a fractional percentage of net sales of products that could not have been identified, selected, or determined to have biological activity but for the use or modification of products that would infringe the MIT patent rights. These royalty rates are subject to an upward adjustment if Elicio or a sublicensee commence an action against MIT to declare or render invalid or unenforceable any of the licensed patent rights; and the amount of royalties payable to MIT are subject to a downward adjustment if Elicio is required to secure certain patent licenses from third parties to avoid infringement by the practice of the licensed patent rights. These royalties are payable (1) until the expiration of the last to expire of the MIT patent rights with respect to products that would infringe the MIT patent rights and (2) for12 years following the first commercial sale of products that could not have been identified, selected, or determined to have biological activity but for the use or modification of products that would infringe the MIT patent rights.
Elicio is also obligated to pay a percentage of any revenue that it or its sublicensees earn from the provision of services using licensed products or that utilizes a process that would infringe the MIT patent rights. Elicio is also obligated to pay a percentage of any payments it receives from its sublicenses, with certain exceptions. Elicio is also required to share a portion of any funds it or a sublicensee receives in respect of the sale of a regulatory voucher that is granted by any regulatory authority based upon the regulatory approval of a product subject to the MIT License Agreement for the treatment of a neglected disease. MIT controls the prosecution and maintenance of the licensed patent rights, and Elicio is required to pay all costs and fees associated with patent prosecution and maintenance of the licensed patents. Patent protection for the MIT licensed patents is being sought in the United States and elsewhere, including Australia, Canada, Europe, Hong Kong and Japan.
The term of the MIT License Agreement will continue in effect until the expiration or abandonment of all issued patents and filed patent applications within the licensed patent rights, unless earlier terminated. MIT may terminate the MIT License Agreement upon Elicio’s uncured material breach of the MIT License Agreement or upon the occurrence of certain events, including if Elicio or a sublicensee commence an action against MIT to declare or render invalid or unenforceable any of the licensed patent rights, or upon specified insolvency or bankruptcy events concerning Elicio. Elicio may terminate the MIT License Agreement without cause upon six months advance written notice to MIT and upon payment of all amounts due MIT through the date such termination takes effect.

Regeneron Clinical Supply Agreement
On May 16, 2022, Elicio entered into a clinical supply agreement, or the Clinical Supply Agreement, with Regeneron to evaluate the safety and efficacy of ELI-002 in combination with Regeneron’s LIBTAYO® (cemiplimab), a fully human monoclonal antibody targeting the immune checkpoint receptor PD-1 on T cells, in patients with mKRAS-driven tumors. The combination therapy will be studied in mutant KRAS-driven tumors including Stage III and IV NSCLC, Stage IV CRC and unresectable, locally advanced or oligometastatic PDAC. The AMPLIFY-202 study, which will be conducted by Elicio, is expected to begin after the Phase 1a safety evaluation of ELI-002 in the AMPLIFY-7P study is completed. A Study Coordination Committee (SCC) compromised of equal membership from each of Elicio and Regeneron will meet quarterly to oversee and coordinate the study.
Each party will provide their respective therapeutic agent for the trial. Elicio is responsible for covering the cost of the supply of LIBTAYO if Elicio terminates the Clinical Supply Agreement for business reasons, and for covering the cost of any LIBTAYO product damaged or destroyed in Elicio’s possession.
Under the terms of the Clinical Supply Agreement Elicio retains all rights to any other combinations of ELI-002 with another anti-PD-1 or PD-L1 checkpoint inhibitor outside of the study indications defined under the terms of the collaboration. Elicio additionally retains all rights to the study indications once the combination study with Regeneron ends. Regeneron has exclusivity in the study indications from the time the agreement was executed until database lock. Elicio retains full worldwide rights to ELI-002, REGN has no rights, and the agreement does not restrict Elicio’s rights to development of ELI-002.
Intellectual Property
Intellectual property is of vital importance in Elicio’s field and in biotechnology generally. Elicio seeks to protect and enhance proprietary technology, inventions, and improvements that are commercially important to the development of its business by seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. Elicio will also seek to rely on regulatory protection afforded through inclusion in expedited development and review, data exclusivity, market exclusivity and patent term extensions where available.
Elicio has sought patent protection in the United States and internationally related to the AMP platform technology as well as the mKRAS and universal adjuvant programs. However, Elicio does not own any issued patents covering clinical product candidates and the patent portfolio owned by Elicio currently comprises only applications. Such applications may not result in issued patents and, even if patents do issue, such patents may not be in a form or scope that will provide Elicio with meaningful protection for its product candidates. Elicio also relies on trade secrets that may be important to the development of its business. Trade secrets are difficult to protect and provide Elicio with only limited protection, as trade secrets do not protect against independent development of a technology by third parties.
Elicio expects to file additional patent applications in support of current and new clinical candidates as well as new platform and core technologies. Elicio’s commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending any such patents against third- party challenges and operating without infringing on the proprietary rights of others. Elicio’s ability to stop third parties from making, using, selling, offering to sell or importing its product candidates will depend on the extent to which Elicio has rights under valid and enforceable patents or trade secrets that cover these activities. Elicio cannot be sure that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications filed by Elicio in the future, nor can Elicio be sure that any patents that may be granted in the future will be commercially useful in protecting its product candidates, discovery programs and processes.
The terms of individual patents depend upon the legal term of the patents in the countries in which they are obtained. In most countries in which Elicio files, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office (USPTO) in examining and granting a patent or may be shortened if a patent is terminally disclaimed over an earlier filed patent. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for extension, which permits patent term restoration to account for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the subject drug candidate is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of

14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and other foreign jurisdictions. In the future, if and when Elicio products receive FDA approval, Elicio expects to apply for patent term extensions on patents covering those products. Elicio plans to seek patent term extensions to any issued patents it may obtain in any jurisdiction where such patent term extensions are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with Elicio’s assessment that such extensions should be granted, and if granted, the length of such extensions.
In some instances, Elicio has submitted and expects to submit patent applications directly to the USPTO as provisional patent applications. Corresponding non-provisional patent applications must be filed not later than 12 months after the provisional application filing date. While Elicio intends to timely file non-provisional patent applications relating to its provisional patent applications, Elicio cannot predict whether any such patent applications will result in the issuance of patents that provide it with any competitive advantage.
Elicio files U.S. non-provisional applications and Patent Cooperation Treaty (PCT) applications that claim the benefit of the priority date of earlier filed provisional applications, when applicable. The PCT system allows a single application to be filed within 12 months of the original priority date of the patent application, and to designate all of the PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. The PCT searching authority performs a patentability search and issues a non-binding patentability opinion which can be used to evaluate the chances of success for the national applications in foreign countries prior to having to incur the filing fees. Although a PCT application does not issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications. At the end of the period of two and a half years from the first priority date of the patent application, separate patent applications can be pursued in any of the PCT member states either by direct national filing or, in some cases by filing through a regional patent organization, such as the European Patent Office. The PCT system delays expenses, allows a limited evaluation of the chances of success for national/regional patent applications and enables substantial savings where applications are abandoned within the first two and a half years of filing.
For all patent applications, Elicio determines claiming strategy on a case-by-case basis. Advice of counsel and Elicio business model and needs are always considered. Elicio seeks to file patents containing claims for protection of all useful applications of its proprietary technologies and any products, as well as all new applications and/or uses that Elicio discovers for existing technologies and products, assuming these are strategically valuable. Elicio continuously reassesses the number and type of patent applications, as well as the pending and issued patent claims to pursue maximum coverage and value for its processes, and compositions, given existing patent office rules and regulations. Further, claims may be modified during patent prosecution to meet Elicio’s intellectual property and business needs.
Elicio recognizes that the ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention, and the ability to satisfy the enablement requirement of the patent laws. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance. Consequently, Elicio may not obtain or maintain adequate patent protection for any of its future product candidates or for its technology platform. Elicio cannot predict whether the patent applications it is currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that Elicio holds may be challenged, circumvented or invalidated by third parties.
In addition to patent protection, Elicio also relies on trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain its competitive position. Elicio seeks to protect and maintain the confidentiality of proprietary information to protect aspects of its business that are not amenable to, or that it does not consider appropriate for, patent protection. Although Elicio takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to its trade secrets or disclose its technology. Thus, Elicio may not be able to meaningfully protect its trade secrets. It is Elicio’s policy to require its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with Elicio. These agreements provide that all confidential information concerning Elicio’s business or financial affairs developed or made known to the individual during the course of the individual’s relationship with Elicio is to be kept confidential and not disclosed to third parties except in specific circumstances. Elicio’s agreements with employees also provide that all inventions conceived by the employee in the course of employment with Elicio or from the employee’s use of its confidential information are Elicio’s exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and Elicio may not have adequate remedies for any such breach. In addition, Elicio’s trade secrets may otherwise become known or be independently discovered by competitors. To the extent that Elicio’s consultants, contractors or collaborators use intellectual property owned by others in their work for Elicio, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions.
The patent positions of biotechnology companies are generally uncertain and involve complex legal, scientific and factual questions. Elicio’s commercial success will also depend in part on not infringing upon the proprietary rights of third parties. Third-party patents could require Elicio to alter its development or commercial strategies, or its products or processes, obtain licenses or cease certain activities. Elicio’s breach of any license agreements or its failure to obtain a license to proprietary rights required to develop or commercialize its future products may have a material adverse impact on it. If third parties prepare and file patent applications in the United States that also claim technology to which Elicio has rights, Elicio may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information, see “Risk Factors—Risks Related to Intellectual Property.”
When available to expand market exclusivity, Elicio’s strategy is to obtain, or license additional intellectual property related to current or contemplated development platforms, core elements of technology and/or clinical candidates.
Company-owned Intellectual Property
Elicio owns the following patent families and applications:
Elicio has pending U.S. and Canadian patent applications titled “ALK polypeptides and methods of use thereof”, which are related to its products in development for tumor indications where rearranged ALK is a driver of disease.
Elicio also has a patent family titled “Compounds including a mutant KRAS sequence and a lipid and uses thereof” with pending applications in the United States, the United Arab Emirates, Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, South Korea, Mexico, Malaysia, Nigeria, New Zealand, Russia, Saudi Arabia, Singapore, Thailand, Ukraine, and South Africa. This patent family relates to Elicio’s products in development for tumor indications where mutant KRAS is a driver of disease.
Elicio also has a patent family titled “CpG amphiphiles and uses thereof” with pending applications in the United States, the United Arab Emirates, Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, South Korea, Mexico, Malaysia, Nigeria, New Zealand, Russia, Saudi Arabia, Singapore, Thailand, Ukraine, and South Africa. This patent family relates to Elicio’s products in development for tumor indications where expression of human papillomavirus protein(s) is a driver of disease.
Elicio also has a patent family titled “Compositions and methods for inducing an immune response against coronavirus” with pending applications in the United States, Australia, Brazil, Canada, China, Europe, India, Japan, South Korea, and Mexico. This patent family relates to the use of Elicio’s AMP technology, including products in development, in methods of inducing an immune response against coronavirus.
Elicio also has a pending PCT international application titled “Uses of amphiphiles in immune cell therapy and compositions therefor.” This application relates to the use of Elicio’s AMP technology, including products in development, in immune cell therapy.
Elicio also has a pending PCT international application titled “Compositions containing polynucleotide amphiphiles and methods of use thereof.” This application relates to aspects of Elicio’s AMP technology platform.
Elicio has sole ownership of these patent applications. If Elicio is granted patents on these pending applications, it is anticipated that patent expiration would occur between 2037 and 2042 without taking into consideration patent term adjustments or extensions.

Licensed Intellectual Property
Elicio has an exclusive license from MIT for six patent families related to aspects of its AMP technology platform:
•
“Immunostimulatory compositions and methods of use thereof”, which contains three patents granted in the United States, patents granted in Europe, Hong Kong, and Japan, as well as pending applications in the United States, Europe, Hong Kong, and Japan, which relates to aspects of Elicio’s AMP platform technology;

•
“Albumin binding peptide conjugates and methods thereof,” which contains a patent granted in the United States, as well as pending applications in the United States, China, Hong Kong, Japan, and Europe, which relates to certain additional aspects of Elicio’s AMP platform technology;

•	“Chimeric antigen receptor-targeting ligands and uses thereof” with a pending application in the United States, which relates to further aspects of Elicio’s AMP platform technology;
•
“Compositions for chimeric antigen receptor T cell therapy and uses thereof” with pending applications in the United States, Australia, Canada, China, Europe, Hong Kong, Japan, South Korea, Mexico, New Zealand, and Russia, which relates to the use of Elicio’s AMP platform technology in connection with CAR T therapy;

•
“Uses of amphiphiles in immune cell therapy and compositions therefor” with pending application in the United States, Europe, Hong Kong, and Japan, which relates to use of Elicio’s AMP platform technology in connection with immune cell therapy; and

•
“Methods for identifying chimeric antigen receptor-targeting ligands and uses thereof” with a pending application in the United States, which relates to methods of identifying further ligands for use in Elicio’s AMP platform technology.

For these patents and for any patents granted on the pending applications, Elicio anticipates patent expiration to occur between 2033 and 2041, without taking into consideration patent term adjustments or extensions.
Elicio also has an exclusive license from Dr. Roberto Chiarle for a patent family titled Anaplastic lymphoma kinase (ALK) as oncoantigen for lymphoma vaccination,” which contains two granted U.S. patents. This patent family relates to ALK antigen sequences that may be used in connection with Elicio’s AMP platform technology. Elicio anticipates patent expiration to occur in 2028 and 2031 without taking into consideration patent term extension.
Competition
Elicio faces substantial competition from multiple sources, including large and specialty pharmaceutical, biopharmaceutical, and biotechnology companies, academic research institutions and governmental agencies, and public and private research institutions. Elicio’s competitors compete with it on the level of the technologies employed, or on the level of development of product candidates. In addition, many small biotechnology companies have formed collaborations with large, established companies to (i) obtain support for their research, development and commercialization of products or (ii) combine several treatment approaches to develop longer lasting or more efficacious treatments that may potentially directly compete with Elicio’s current or future product candidates. Elicio anticipates it will continue to face increasing competition as new therapies and combinations thereof, technologies, and data emerge within the field of immunotherapy and, furthermore, within the treatment of infectious diseases and cancers.

In addition to the current SOC treatments for patients with infectious diseases or cancers, numerous commercial and academic preclinical studies and clinical trials are being undertaken by many parties to assess novel technologies and product candidates in the field of immunotherapy. Results from these studies and trials have fueled increasing levels of interest in the field of immunotherapy specifically in the KRAS field. There are four main segments comprising the competitive landscape targeting mKRAS including small molecules directly inhibiting mKRAS, small molecules indirectly inhibiting mKRAS, vaccines targeting mKRAS, and lymph node targeted vaccines to mKRAS (ELI-002).
There are four main segments comprising the competitive landscape targeting mKRAS

In May of 2021, Amgen’s LUMAKRAS® was the first KRAS G12C inhibitor to receive regulatory approval anywhere with its approval in the United States, under accelerated approval for patients with locally advanced or metastatic NSCLC harboring the KRAS G12C mutation. A second small molecule inhibitor, KRAZATI®, targeting the KRAS G12C mutation from Mirati Therapeutics received FDA approval on December 12, 2022. In addition to the first two approved molecules targeting a specific KRAS mutation, there are a number of competitors working in the KRAS development space including several publicly traded and private companies with different modalities at varying stages of development.
There are several other companies developing vaccines targeting mutant KRAS, which may represent the most direct competition to ELI-002
Gritstone bio, Inc., is developing two viral vectored vaccines (adenovirus-based) using a heterologous prime/boost therapeutic vaccine approach (GRT-C903 first followed by GRT-R904) currently in Phase 2. Gritstone has established a clinical collaboration with Bristol-Myers Squibb Company (July 2018) to explore combination therapies with approved checkpoint inhibitors (Opdivo® (nivolumab), and Opdivo® plus Yervoy® (ipilimumab), in patients with advanced solid tumors. Gritstone has presented data on their Phase 1/2 study evaluating the safety, immunogenicity, and early clinical activity of both SLATE v1 and SLATE-KRAS in combination with PD-1 checkpoint inhibitor Opdivo® (nivolumab) and subcutaneous anti-CTLA-4 antibody Yervoy® (ipilimumab) in patients with metastatic solid tumors harboring select KRAS mutations (September 2022).
Moderna Inc., is developing an mRNA vaccine, mRNA-5671, currently in Phase 1. mRNA-5671 is a lipid nanoparticle (LNP)-formulated mRNA-based cancer vaccine that targets four of the most commonly occurring KRAS mutations (G12D, G12V, G13D, and G12C), with potential immunostimulatory and antineoplastic activities. This asset was previously partnered with Merck & Co., Inc. (Merck ended the collaboration in February 2022).
Hookipa Pharma is developing a viral vectored vaccine (arenavirus-based), HB-700, in preclinical development for the treatment of KRAS-mutated cancers. Hookipa has entered into a strategic collaboration and license agreement with Roche to develop HB-700 for KRAS-mutated cancers and a second undisclosed novel arenaviral immunotherapy (October 2022).
Other companies developing clinical stage mKRAS-targeted therapies include BridgeBio Pharma Inc., Novartis AG, Boehringer Ingelheim, Roche Holding Ltd./Genentech, Inc., Revolution Medicines, Eli Lilly & Co., Inc., Merck & Co.,

Inc., Relay Therapeutics, InventisBio Co., Moderna Inc., and Janssen Pharmaceuticals. Additional companies developing preclinical stage mKRAS-targeted therapies include Affini-T Therapeutics Inc., Arvinas, Athenex Inc., Codiak BioSciences Inc., Cue Biopharma, Erasca Inc., and T-Knife GmbH. Pending successful achievement of clinical and regulatory milestones, these companies all pose potential competition to ELI-002 in mKRAS associated cancers.
Many of Elicio’s competitors, either alone or in combination with their respective strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, the regulatory approval process, and marketing than Elicio does. Mergers and acquisition activity in the pharmaceutical, biopharmaceutical and biotechnology sector is likely to result in greater resource concentration among a smaller number of Elicio’s competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through sizeable collaborative arrangements with established companies. These competitors also compete with Elicio in recruiting and retain qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Elicio’s programs.
Elicio’s commercial opportunity could be reduced or eliminated if one or more of its competitors develop and commercialize products that are safer, more effective, better tolerated, or of greater convenience or economic benefit than Elicio’s proposed product offering. Elicio’s competitors also may be in a position to obtain FDA or other regulatory approval for their products more rapidly, resulting in a stronger or dominant market position before Elicio is able to enter the market. The key competitive factors affecting the success of all of Elicio’s programs are likely to be product safety, efficacy, convenience and treatment cost.
Government Regulation and Product Approval
Government authorities in the United States, at the federal, state, and local level, and in other countries, extensively regulate, among other things, the research, development, testing, approval, manufacturing, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import, and export of biopharmaceutical products. In addition, sponsors of biopharmaceutical products participating in Medicaid, Medicare, and other government health care programs are required to comply with mandatory price reporting, discount, and rebate requirements. Elicio, along with its third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which Elicio wishes to conduct studies or seek approval or licensure of its product candidates. The processes for obtaining regulatory approvals in the United States and in foreign countries, along with compliance with applicable statutes and regulations, requires the expenditure of substantial time and financial resources.
FDA Regulation
In the United States, the FDA regulates biologics under the Federal Food, Drug, and Cosmetic Act, or FDCA, the Public Health Services Act, or PHSA, and their implementing regulations. The FDA further has issued a growing body of guidance documents, which, while not binding, provide the agency’s current interpretation of its statutes and regulations. Failure to comply with the applicable U.S. requirements may subject an applicant to administrative or judicial sanctions, such as FDA refusal to approve pending biologics license applications, or BLAs, or the agency's issuance of warning letters, or the imposition of fines, civil penalties, product recalls, product seizures, total or partial suspension of production or distribution, injunctions and/or criminal prosecution brought by the FDA and the U.S. Department of Justice or other governmental entities.
The process required by the FDA before product candidates may be marketed in the United States generally involves the following:
•	completion of preclinical (or nonclinical) laboratory tests and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;
•	submission to the FDA of an IND, which must become effective before human clinical trials may begin at United States clinical trial sites;
•	approval by an institutional review board, or IRB, for each clinical site, or centrally, before each trial may be initiated;
•
performance of adequate and well-controlled human clinical trials to establish the product candidate’s safety, purity, potency, and efficacy for its intended use, performed in accordance with good clinical practice, or GCP, as well as IND regulations and other clinical-trial related regulations;

•	development of manufacturing processes to ensure the product candidate’s identity, strength, quality, purity, and potency in compliance with current good manufacturing practice, cGMP, regulations;
•	submission to the FDA of a BLA;
•	satisfactory completion of an FDA advisory committee review, if applicable;
•
satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product candidate is produced to assess compliance with cGMPs, and to assure that the facilities, methods, and controls are adequate to preserve the therapeutics’ identity, strength, quality, purity, and potency, as well as satisfactory completion of potential FDA inspection of selected clinical sites and selected clinical investigators to determine GCP compliance; and

•	FDA review and approval of the BLA to permit commercial marketing for particular indications for use.
Preclinical Studies and IND Submission
The testing and approval process of product candidates requires substantial time, effort, and financial resources. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease. Preclinical studies include laboratory evaluation of chemistry, pharmacology, toxicity, and product formulation, and may involve in vitro testing or in vivo animal studies to assess the potential for toxicity, adverse events, and other safety characteristics of the product candidate, and in some cases to establish a rationale for therapeutic use. Such studies must generally be conducted in accordance with FDA GLP regulations. The Consolidated Appropriations Act for 2023, signed into law on December 29, 2022, (P.L. 117-328) amended the FDCA and the Public Health Service Act to specify that nonclinical testing for drugs and biologics may, but is not required to, include in vivo animal studies. According to the amended language, a sponsor may fulfill nonclinical testing requirements by completing various in vitro assays (e.g., cell-based assays, organ chips, or microphysiological systems), in silico studies (i.e., computer modeling), other human or nonhuman biology-based tests (e.g., bioprinting), or in vivo animal studies.
Prior to commencing the first clinical trial at a U.S. investigational site with a product candidate, an IND sponsor must submit the results of the nonclinical tests and literature, together with manufacturing information, analytical data, any available clinical data or literature (including data from clinical trials conducted outside of the United States), and proposed clinical study protocols among other things, to the FDA as part of an IND. An IND is a request from a clinical study sponsor to obtain authorization from the FDA to administer an investigational drug or biologic product to humans, as well as authorization to administer the product candidate to humans in accordance with a specific clinical trial protocol. Some long-term nonclinical testing to further establish the safety profile of the product candidate, as well as manufacturing process development and product quality evaluation, continues after the IND is submitted.
An IND goes into effect upon notification by FDA or automatically 30 days after receipt by the FDA, unless the FDA, within the 30–day-time period, notifies the applicant of safety concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve all outstanding concerns or questions posed by the FDA before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance with applicable regulations. As a result, submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development.
Clinical Trials
Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with federal regulations and GCP requirements, which include the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial, as well as review and approval of the trial by an IRB. Investigators must also provide certain information to the clinical trial sponsors to allow the sponsors to make certain financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety, the effectiveness criteria to be evaluated, and a statistical analysis plan. A protocol for each clinical trial, and any subsequent protocol amendments, must be submitted to the FDA as part of the IND. In addition, an IRB at each site participating in the clinical trial, or a central IRB, must review and approve the plan for any clinical trial, informed consent forms, and communications to trial subjects before a trial commences at that site. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits, and whether the planned human subject protections are adequate. The IRB must continue to oversee the clinical trial while it is being conducted. If a product candidate is being investigated for multiple intended indications, separate INDs may also be required. Status reports summarizing the progress of the clinical trials must be submitted at least annually to the FDA and the IRB and more frequently if suspected unexpected serious adverse reactions occur, findings from other studies suggest a significant risk to humans exposed to the biologic, findings from animal or in vitro testing suggest a significant risk for human subjects, or other significant safety information is found.
The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions on various grounds, including if the agency believes that the clinical trial either is not being conducted in accordance with regulatory requirements or presents an unacceptable risk to the clinical trial patients. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or if the trial poses an unexpected serious harm to subjects. The FDA or an IRB may also impose conditions on the conduct of a clinical trial. Clinical trial sponsors may also choose to discontinue clinical trials as a result of risks to subjects, a lack of favorable results, or changing business priorities. Some clinical trials also include oversight by an independent group of qualified experts organized by the trial sponsor, known as an independent data monitoring committee, or IDMC, which provides authorization for whether a trial may move forward at designated check points based on review of certain data from the trial, to which only the IDMC has access, and may recommend halting the trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.
Sponsors of clinical trials of certain FDA-regulated products generally must register and disclose certain clinical trial information to a public registry maintained by the National Institutes of Health, or NIH. In particular, information related to the investigational product, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs. Although sponsors are also obligated to disclose the results of their clinical trials after completion, disclosure of the results may be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The NIH’s Final Rule on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and the government has brought enforcement actions against non-compliant clinical trial sponsors. Sponsors or distributors of investigational products for the diagnosis, monitoring, or treatment of one or more serious diseases or conditions must also have a publicly available policy on evaluating and responding to requests for expanded access requests.
The manufacture of investigational biologics for the conduct of human clinical trials is subject to cGMP requirements. Investigational biologics and their therapeutic substances that are imported into the United States are also subject to regulation by the FDA. Further, the export of investigational products outside of the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements under the FDCA.
In general, for purposes of BLA approval, human clinical trials are typically conducted in three sequential phases, which may overlap or be combined.
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Phase 1—The product candidate is initially administered to healthy human volunteers and tested for safety, dosage tolerance, structure-activity relationships, mechanism of action, absorption, metabolism, distribution, and excretion. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to administer ethically to healthy volunteers, the initial human testing is often conducted in patients with the target disease or condition. If possible, Phase 1 trials may also be used to gain an initial indication of product effectiveness.

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Phase 2—Studies are conducted in limited subject populations with a specified disease or condition to evaluate preliminary efficacy, identify optimal dosages, dosage tolerance and schedule, possible adverse effects and safety risks, and expanded evidence of safety. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more extensive clinical trials.

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Phase 3—Clinical trials are undertaken with expanded subject populations, generally at geographically dispersed clinical trial sites, to generate sufficient data to provide statistically significant evidence of clinical efficacy and safety of the product candidate, to establish the overall risk-benefit profile of the product candidate, and to provide adequate information for the labeling of the product candidate. Typically, two adequate, well-controlled trials are required by the FDA for biological product approval. Under some limited circumstances, however, the FDA may approve a BLA based upon a single clinical trial plus confirmatory evidence from a post-market trial or, alternatively, a single large, robust, well-controlled multicenter trial without confirmatory evidence.

Additional kinds of data may also help to support a BLA, such as patient experience and real-world data. For appropriate indications sought through supplemental BLAs, data summaries may provide marketing application support. For genetically targeted products and variant protein targeted products intended to address an unmet medical need in one or more patient subgroups with a serious or life threatening rare disease or condition, the FDA may allow a sponsor to rely upon data and information previously developed by the sponsor or for which the sponsor has a right of reference, that was submitted previously to support an approved application for a product that incorporates or utilizes the same or similar genetically targeted technology or a product that is the same or utilizes the same variant protein targeted drug as the product that is the subject of the application.
The FDA may also require, or companies may voluntarily conduct, additional clinical trials for the same indication after a product is approved. These post-approval trials, referred to as Phase 4 clinical trials, are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 trials as a condition of approval of a BLA. The results of Phase 4 studies can confirm or refute the effectiveness of a product candidate and can provide important safety information.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, manufacturers must develop methods for testing the identity, strength, quality, potency, and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
In the Consolidated Appropriations Act for 2023, Congress amended the FDCA to require sponsors of a Phase 3 clinical trial, or other “pivotal study” of a new drug to support marketing authorization, to submit a diversity action plan for such clinical trial. The action plan must include the sponsor’s diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. A sponsor must submit a diversity action plan to FDA by the time the sponsor submits the trial protocol to the agency for review. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect Phase 3 trial planning and timing or what specific information FDA will expect in such plans, but if FDA objects to a sponsor’s diversity action plan and requires the sponsor to amend the plan or take other actions, it may delay trial initiation.
Marketing Application Submission, Review by the FDA, and Marketing Approval
Assuming successful completion of the required clinical and preclinical testing in accordance with all applicable regulatory requirements, the results of product development, including chemistry, manufacture, and controls information, nonclinical studies, and clinical trial results, including negative or ambiguous results as well as positive findings, are all submitted to the FDA, along with the proposed labeling, as part of a BLA requesting approval to market the product for one or more indications. A BLA must contain sufficient evidence of the biological product candidate’s safety, purity, potency and efficacy for its proposed indication or indications. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.
Under the Prescription Drug User Fee Act, as amended, or PDUFA, each BLA submission is subject to a substantial application user fee, and the sponsor of an approved BLA is also subject to an annual program fee. The

FDA adjusts the PDUFA user fees on an annual basis. The application user fee must be paid at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Product candidates that are designated as orphan products are also not subject to application user fees, unless the application also includes a non-orphan indication.
In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA for a new active ingredient, indication, dosage form, dosage regimen, or route of administration, must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. A sponsor who is planning to submit a marketing application for a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 clinical trial. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from pre-clinical studies, early phase clinical trials or other clinical development programs. Orphan products are exempt from the PREA requirements.
The FDA Reauthorization Act of 2017 introduced a provision regarding required pediatric studies. Under this statute, for product candidates intended for the treatment of adult cancer which are directed at molecular targets that the FDA determines to be substantially relevant to the growth or progression of pediatric cancer, original application sponsors must submit, with the marketing application, reports from molecularly targeted pediatric cancer investigations designed to yield clinically meaningful pediatric study data, gathered using appropriate formulations for each applicable age group, to inform potential pediatric labeling. The FDA may, on its own initiative or at the request of the applicant, grant deferrals or waivers of some or all of this data, as above. Unlike PREA, orphan products are not exempt from this requirement.
The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, if it determines that a REMS is necessary to ensure that the benefits of the product candidate outweigh the risks and to assure safe use of the biological product. The REMS plan could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required. An assessment of the REMS must also be conducted at set intervals. Following product approval, a REMS may also be required by the FDA if new safety information is discovered and the FDA determines that a REMS is necessary to ensure that the benefits of the product outweigh the risks.
Once the FDA receives an application, it has 60 days to review the BLA to determine if it is substantially complete to permit a substantive review, before it accepts the application for filing. The FDA may request additional information rather than accept an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.
Under the goals and policies agreed to by the FDA under PDUFA, the FDA has set the review goal of completing its review of 90% of BLAs within ten months of the filing date for a standard application and within six months of the filing date for an application with priority review. For all original BLAs, the ten and six-month time periods run from the filing date; for all other submissions, including resubmissions, efficacy supplements and other supplements, the FDA’s stated review time periods, ranging from two to ten months, run from the submission date. This review goal is referred to as the PDUFA date. The PDUFA date is only a goal, and it is not uncommon for FDA review of a BLA to extend beyond the PDUFA date. The review process and the PDUFA date may also be extended if the FDA requests, or the sponsor otherwise provides, substantial additional information or clarification regarding the submission.
The FDA may also refer certain applications to an advisory committee. Before approving a product candidate for which no active ingredient has previously been approved by the FDA, the FDA must either refer that product candidate to an external advisory committee or provide in an action letter a summary of the reasons why the FDA did not refer the product candidate to an advisory committee. The FDA may also refer other product candidates to an advisory committee if FDA believes that the advisory committee’s expertise would be beneficial. An advisory committee is typically a panel that includes clinicians and other experts, which review, evaluate, and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making product approval decisions.
The FDA reviews a BLA to determine, among other things, whether a product candidate meets the agency’s approval standards, such as whether the application includes sufficient evidence that the product candidate is safe and effective for the proposed indications, and whether the manufacturing methods and controls are adequate to assure and preserve the product’s identity, strength, quality, potency, and purity. As part of its review, the FDA likely will re-analyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. Before approving a marketing application, the FDA typically will inspect the facility or facilities where the product is manufactured, referred to as a pre-approval inspection. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontractors, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a marketing application the FDA will inspect one or more clinical trial sites to assure compliance with applicable IND trial requirements and GCP. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.
After evaluating the marketing application and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter, or CRL. A CRL indicates that the review cycle of the application is complete and the application will not be approved in its present form, and it describes all of the specific deficiencies that the FDA identified. A CRL generally contains a statement of specific conditions that must be met in order to secure final approval of the marketing application and may require additional clinical or preclinical testing for the FDA to reconsider the application. The deficiencies identified may be minor, for example, requiring labeling changes; or major, for example, requiring additional Phase 3 clinical trials. If a CRL is issued, the applicant may either: resubmit the marketing application, addressing all of the deficiencies identified in the letter; withdraw the application; or request an opportunity for a hearing. The FDA has the goal of reviewing 90% of application resubmissions in either two or six months of the resubmission date, depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.
Even if the FDA approves a product, it may limit the approved indications or populations for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, including a boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety and efficacy after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS which can materially affect the potential market and profitability of the product. The FDA also may not approve label statements that are necessary for successful commercialization and marketing or may prevent or limit further marketing of a product based on the results of post-marketing trials or surveillance programs.
After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval. The

FDA may also withdraw the product approval if compliance with regulatory standards are not maintained or if problems occur after the product reaches the marketplace. Further, should new safety information arise, additional testing, product labeling, or FDA notification may be required.
Patent Term Restoration
Depending upon the timing, duration and specifics of FDA approval of Elicio’s biological product candidates, some of Elicio’s U.S. patents may be eligible for limited patent term extension. These patent term extensions permit a patent restoration term of up to five years as compensation for any patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biological product is eligible for the extension, and the extension must be applied for prior to expiration of the patent. The USPTO in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.
Biosimilars and Exclusivity
The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated approval pathway for biological products shown to be biosimilar to or interchangeable with an FDA-licensed reference biological product. To date, a number of biosimilars have been licensed under the BPCIA, and numerous biosimilars have been approved in Europe. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.
Biosimilarity, which requires no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be demonstrated through analytical studies, animal studies, and a clinical trial or trials. There must be no difference between the reference product and a biosimilar in mechanism of action, conditions of use, route of administration, dosage form, and strength. A biosimilar product may be deemed interchangeable with the reference product if it meets the higher hurdle of demonstrating that it can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic without such alternation or switching. Upon licensure by the FDA, an interchangeable biosimilar may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product, although to date no such products have been approved for marketing in the United States. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.
A reference biologic is granted 12 years of data exclusivity from the time of first licensure of the product, and the first approved interchangeable biological product will be granted an exclusivity period of up to one year after it is first commercially marketed. However, certain changes and supplements to an approved BLA, and subsequent applications filed by the same sponsor, manufacturer, licensor, predecessor in interest, or other related entity do not qualify for the 12-year exclusivity period. As part of the Consolidated Appropriations Act for 2023, Congress amended the PHSA in order to permit multiple interchangeable products approved on the same day to receive and benefit from this one-year exclusivity period. If pediatric studies are performed and accepted by the FDA as responsive to a written request, the 12-year exclusivity period will be extended for an additional six months. In addition, the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a supplement for the reference product for a subsequent application filed by the same sponsor or manufacturer of the reference product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.
The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and impact of the BPCIA is subject to significant uncertainty.
Pediatric Exclusivity
Pediatric exclusivity is a type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity or listed patents. This six-month exclusivity may be granted if a sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. The issuance of a written request does not require the sponsor to undertake the described studies.
Orphan Product Designation and Exclusivity
The Orphan Drug Act provides incentives for the development of products for rare diseases or conditions. Specifically, sponsors may apply for and receive Orphan Drug Designation, or ODD, if a product candidate is intended to treat a rare disease or condition, which is generally a disease or condition affecting less than 200,000 individuals in the United States, or affecting more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States will be recovered from United States sales. Additionally, sponsors must present a plausible hypothesis for clinical superiority to obtain ODD if there is a product already approved by the FDA that that is considered by the FDA to be the same as the already approved product and is intended for the same indication. This hypothesis for clinical superiority must be demonstrated to obtain orphan exclusivity. Orphan drug designation must be requested before submitting a marketing application for the product candidate and does not convey any advantage in or shorten the duration of the regulatory review and approval process. If granted, ODD entitles the applicant to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and certain user-fee waivers. After the FDA grants ODD, the identity of the therapeutic agent and its potential orphan use will be disclosed publicly by the FDA; the posting will also indicate whether the drug or biologic is no longer designated as an orphan product. More than one product candidate may receive an orphan designation for the same indication.
In addition, if a product candidate receives FDA approval for the indication for which it has ODD, the product is generally entitled to orphan exclusivity, which means the FDA may not approve any other application to market a product containing the same active moiety for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity. A product is clinically superior if it is safer, more effective or makes a major contribution to patient care. Thus, orphan drug exclusivity could block the approval of one of Elicio’s potential products for seven years if a competitor obtains approval of the same product as defined by the FDA and Elicio is not able to show the clinical superiority of its product candidate or if its product candidate’s indication is determined to be contained within the competitor’s product orphan indication. In addition, the FDA will not recognize orphan drug exclusivity if a sponsor fails to demonstrate upon approval that the product is clinically superior to a previously approved product containing the same active moiety for the same orphan condition, regardless of whether or not the previously approved product was designated an orphan drug or had orphan drug exclusivity. A product that has received ODD may not receive orphan exclusivity if it is approved for a use that is broader than the indication for which it received the designation. Orphan exclusivity does not prevent the FDA from approving a different drug or biological product for the same disease or condition, or the same product for a different disease or condition.

Recent court cases have challenged FDA’s approach to determining the scope of orphan drug exclusivity; however, at this time the agency continues to apply its long-standing interpretation of the governing regulations and has stated that it does not plan to change any orphan drug implementing regulations.
Fast Track, Breakthrough Therapy and Priority Review Designations
The FDA is authorized to designate certain products for expedited development or review if they are intended for the treatment of serious or life-threatening diseases or conditions, and demonstrate the potential to address unmet medical needs or present a significant improvement over existing therapy. These programs include fast track designation, breakthrough therapy designation and priority review designation.
To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product candidate is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides opportunities for more frequent interactions with the FDA review team to expedite development and review of the product. In addition, the FDA may initiate review of sections of a marketing application before the application is complete. This “rolling review” is available if the applicant provides and the FDA approves a schedule for the submission of the application sections and the sponsor pays any required user fees upon submission of the first section of the application. In some cases, a product with fast track designation may be eligible for accelerated approval or priority review if the relevant criteria are met. The FDA may rescind, or the sponsor may forfeit, fast track designation if the designation is no longer supported by data emerging from the clinical trial process.
Under the provisions of the Food and Drug Administration Safety and Innovation Act, or FDASIA, enacted in 2012, a sponsor may request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drug or biologic, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Products designated as breakthrough therapies are eligible for the same benefits described above for fast track designation, as well as intensive guidance on an efficient development program beginning as early as Phase 1 trials, and a commitment from the FDA to involve senior managers and experienced review staff in a proactive collaborative and cross-disciplinary review. Drugs or biologics designated as breakthrough therapies are also eligible for accelerated approval of their respective marketing applications.
Finally, the FDA may grant priority review designation to product candidates that are intended to treat serious conditions and, if approved, would provide significant improvements in the safety or effectiveness over existing therapies. The FDA determines at the time that the marketing application is submitted, on a case-by-case basis, whether the proposed drug or biologic represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months for an original application from the date of filing.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, breakthrough therapy designation and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.
Accelerated Approval
In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval from the FDA and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug or biologic when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA will require that a sponsor of a drug receiving accelerated approval perform post-marketing clinical trials to verify and describe the predicted effect on IMM or other clinical endpoint, and the product may be subject to expedited withdrawal procedures. Drugs and biologics granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug or biologic, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval when the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate long-term clinical benefit of a drug or biologic.
The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug or biologic, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. For example, accelerated approval has been used extensively in the development and approval of drugs and biologics for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large clinical trials to demonstrate a clinical or survival benefit.
The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to establish the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm the predicted clinical benefit of the product during post-marketing studies, would allow the FDA to withdraw approval of the drug. As part of the Consolidated Appropriations Act for 2023, Congress provided FDA additional statutory authority to mitigate potential risks to patients from continued marketing of ineffective drugs previously granted accelerated approval. Under the act’s amendments to the FDCA, FDA may require the sponsor of a product granted accelerated approval to have a confirmatory trial underway prior to approval. The sponsor must also submit progress reports on a confirmatory trial every six months until the trial is complete, and such reports are published on FDA’s website. The amendments also give FDA the option of using expedited procedures to withdraw product approval if the sponsor’s confirmatory trial fails to verify the claimed clinical benefits of the product.
All promotional materials for product candidates being considered and approved under the accelerated approval program are subject to prior review by the FDA.
Post-approval Requirements
Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, monitoring and record-keeping requirements, reporting of adverse experiences with the product, periodic reporting requirements, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, as well as advertising and promotion requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as off-label use), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the Internet.
After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval of a new BLA or a supplement, which may require the applicant to develop additional data or conduct additional pre-clinical studies and clinical trials. The FDA may also place other conditions on approvals, including the requirement for a REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the quality and long-term stability of the product. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. The manufacturing facilities for Elicio’s product candidates must meet cGMP requirements and satisfy the FDA or comparable foreign regulatory authorities before any product is approved and Elicio’s commercial products can be manufactured. Elicio relies, and expects to continue to rely, on third parties for the production of clinical and commercial quantities of its products in accordance with cGMP regulations. These third-party manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers, including third-party manufacturers, and other entities involved in the manufacture and distribution of approved biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Future inspections by the FDA and other regulatory agencies may identify compliance issues at the facilities of Elicio’s CMOs that may disrupt production or distribution or require substantial resources to correct. In addition, the discovery of conditions that violate these rules, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, voluntary recall and regulatory sanctions as described below.
The FDA also strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. A company can make only those claims relating to a product that are approved by the FDA. Physicians, in their independent professional medical judgment, may prescribe legally available products for unapproved indications that are not described in the product’s labeling and that differ from those tested and approved by the FDA. Biopharmaceutical companies, however, are required to promote their products only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including, but not limited to, criminal and civil penalties under the FDCA and False Claims Act, exclusion from participation in federal health care programs, mandatory compliance programs under corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts.
Moreover, the Drug Supply Chain Security Act, or DSCSA, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA imposes phased-in and resource-intensive obligations on biopharmaceutical manufacturers, wholesale distributors, and dispensers related to product tracking and tracing over a 10-year period that is expected to culminate in November 2023. Among the requirements of this legislation, manufacturers are required to provide certain information regarding the products to wholesale distributors and dispensers to which product ownership is transferred, label products with a product identifier, and keep certain records regarding the product. A manufacturers must also verify that purchasers of the manufacturer’s products are appropriately licensed. Further, under this legislation, manufacturers have product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products that would result in serious adverse health consequences of death to humans, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.
FDA’s post-market requirements are continuously evolving and additional requirements may apply. For instance, in March 2020, the U.S. Congress passed the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, which includes various provisions regarding FDA drug shortage reporting requirements, as well as provisions regarding supply chain security, such as risk management plan requirements, and the promotion of supply chain redundancy and domestic manufacturing. Any changes of law may require that Elicio modify how it conducts its business and may require additional expenditure to ensure that Elicio is in compliance.
Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in significant regulatory actions. Such actions may include refusal to approve pending applications, license or approval suspension or revocation, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, cyber letters, modification of promotional materials or labeling, provision of corrective information, imposition of post-market requirements including the need for additional testing, imposition of distribution or other restrictions under a REMS, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, FDA debarment, injunctions, fines, consent decrees, corporate integrity agreements, suspension and debarment from government contracts, and refusal of orders under existing government contracts, exclusion from participation in federal and state health care programs, restitution, disgorgement, or civil or criminal penalties, including fines and imprisonment, and adverse publicity, among other adverse consequences.
Additional Controls for Biologics
To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.
After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer.
In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.
Fraud and Abuse, Data Privacy and Security, and Transparency Laws and Regulations
Although Elicio currently does not have any products on the market, its business activities and current and future arrangements with investigators, health care professionals, consultants, third-party payors and customers may be subject to regulation and enforcement by numerous federal and state regulatory and law enforcement authorities in the United States in addition to the FDA, including potentially the Department of Justice, the Department of Health and Human Services and its various divisions, including the Centers for Medicare and Medicaid Services, or CMS, and the Health Resources and Services Administration, the Department of Veterans Affairs, the Department of Defense, and state and local governments. Elicio’s business activities must comply with numerous health care laws, including but not limited to, anti-kickback and false claims laws and regulations as well as data privacy and security laws and regulations, which are described below, as well as state and federal consumer protection and unfair competition laws.
The federal Anti-Kickback Statute, which regulates, among other things, marketing practices, educational programs, pricing policies, and relationships with health care providers or other entities, prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting, or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order, or the referral to another for the furnishing or arranging for the furnishing of any item or service reimbursable under Medicare, Medicaid, or other federal health care programs, in whole or in part. The term “remuneration” has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical industry members on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. There are certain statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly, and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal health care covered business, including purchases of products paid by federal health care programs, the statute has been violated. The Patient Protection and Affordable Care Act, or ACA, of 2010, as amended, also modified the intent requirement under the Anti-Kickback Statute to a stricter standard, such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA also provided that a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.
The federal civil False Claims Act, or FCA, prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or avoiding, decreasing, or concealing an obligation to pay money to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. The civil False Claims Act has been used to assert liability on the basis of kickbacks and other improper referrals, improperly reported government pricing metrics such as Best Price or Average Manufacturer Price, improper use of Medicare provider or supplier numbers when detailing a provider of services, improper promotion of off-label uses, and allegations as to misrepresentations with respect to products, contract requirements, and services rendered. Intent to deceive is not required to establish liability under the civil False Claims Act. Civil False Claims Act actions may be brought by the government or may be brought by private individuals on behalf of the government, called “qui tam” actions. If the government decides to intervene in a qui tam action and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. The civil FCA provides for treble damages and a civil penalty for each false claim, such as an invoice or pharmacy claim for reimbursement, which can aggregate into millions of dollars. For these reasons, since 2004, False Claims Act lawsuits against biopharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements regarding certain sales practices and promoting off label uses. Civil False Claims act liability may further be imposed for known Medicare or Medicaid overpayments, for example, overpayments caused by understated rebate amounts that are not refunded within 60 days of discovering the overpayment, even if the overpayment was not caused by a false or fraudulent act. In addition, conviction or civil judgment for violating the FCA may result in exclusion from federal health care programs, and suspension and debarment from government contracts, and refusal of orders under existing government contracts.
The government may further prosecute conduct constituting a false claim under the criminal False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil False Claims Act, requires proof of intent to submit a false claim.
The civil monetary penalties statute is another potential statute under which biopharmaceutical companies may be subject to enforcement. Among other things, the civil monetary penalties statue imposes fines against any person who is determined to have knowingly presented, or caused to be presented, claims to a federal health care program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent.
The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, also created federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, a health care benefit program, regardless of whether the payor is public or private, in connection with the delivery or payment for health care benefits, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, health care benefits, items, or services relating to health care matters. Additionally, the ACA amended the intent requirement of certain of these criminal statutes under HIPAA so that a person or entity no longer needs to have actual knowledge of the statute, or the specific intent to violate it, to have committed a violation.

Under the federal Physician Payments Sunshine Act and its implementing regulations, manufacturers of biologics for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) must make annual reports to CMS regarding payments and other transfers of value made to or at the request of covered recipients, such as, but not limited to, physicians, physician assistants, nurse practitioners, clinical nurse specialists, and certified registered nurse anesthetists and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family. Certain payments for clinical trials are included within the ambit of this law. CMS makes the reported information publicly available.
Further, Elicio may be subject to data privacy and security regulation by both the federal government and the states in which it conducts its business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, and its respective implementing regulations impose requirements on covered entities relating to the privacy, security, and transmission of individually identifiable health information, known as protected health information. Among other things, the HITECH Act, through its implementing regulations, makes HIPAA’s security standards and certain privacy standards directly applicable to business associates, defined as a person or organization, other than a member of a covered entity’s workforce, that creates, receives, maintains, or transmits protected health information on behalf of a covered entity for a function or activity regulated by HIPAA. The HITECH Act also strengthened the civil and criminal penalties that may be imposed against covered entities, business associates, and individuals, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, other federal and state laws, such as the California Consumer Privacy Act, may govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not be preempted by HIPAA, thus complicating compliance efforts.
Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers. Certain state laws also regulate sponsors’ use of prescriber-identifiable data. Certain states also require implementation of commercial compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments or the provision of other items of value that may be made to health care providers and other potential referral sources; impose restrictions on marketing practices; or require sponsors to track and report information related to payments, gifts, and other items of value to physicians and other health care providers. Furthermore, to distribute products commercially, Elicio must comply with state laws requiring the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Recently, states have enacted or are considering legislation intended to make drug prices more transparent and deter significant price increases, typically as consumer protection laws. These laws may affect Elicio’s future sales, marketing, and other promotional activities by imposing administrative and compliance burdens.
If Elicio’s operations are found to be in violation of any of the laws or regulations described above or any other laws that apply to it, Elicio may be subject to penalties or other enforcement actions, including criminal and significant civil monetary penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government health care programs, corporate integrity agreements, suspension and debarment from government contracts and non-procurement transactions such as grants, and refusal of orders under existing government contracts, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of Elicio’s operations, any of which could adversely affect Elicio’s ability to operate its business and its results operations. Any action against us for violation of these laws, even if Elicio successfully defends against it, could cause Elicio to incur significant legal expenses and divert its management’s attention from the operation of its business.
To the extent that any of Elicio’s products are sold in a foreign country, Elicio may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to health care professionals.
Coverage and Reimbursement Generally
The commercial success of Elicio’s product candidates and its ability to commercialize any approved product candidates successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers, and other third-party payors provide coverage for and establish adequate reimbursement levels for Elicio’s product candidates. Government authorities, private health insurers, and other organizations generally decide which therapeutics they will pay for and establish reimbursement levels for health care. A growing trend in recent years is the containment of health care costs. Accordingly, governmental payors are increasingly trying control therapeutic prices through reimbursement restrictions, rebates, mandatory discounts, and formulary restrictions, among other strategies.
Medicare is a federal health care program administered by the federal government that covers individuals aged 65 and over as well as individuals with certain disabilities. Drugs and biologics may be covered under one or more sections of Medicare depending on the nature of the product and the conditions associated with and site of administration. For example, under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which provide coverage for outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Parts A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level.
Medicare Part B covers most injectable drugs and biologics given in an in-patient setting and some products administered by a licensed medical provider in hospital outpatient departments and doctors’ offices. Medicare Part B is administered by Medicare Administrative Contractors, which generally have the responsibility of making coverage decisions. Subject to certain payment adjustments and limits, Medicare generally pays for a Part B-covered drug or biologic based on a percentage of manufacturer-reported average sales price, which is regularly updated. Elicio believes that its product candidates, which are intended to be administered by a health care professional in a clinical environment, will be subject to the Medicare Part B rules.
In the United States, the European Union, and other markets for Elicio’s product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be and sometimes at or below the provider’s acquisition cost. In the United States, it is also common for government and private health plans to use coverage determinations to leverage rebates from sponsors in order to reduce the plans’ net costs. These restrictions and limitations influence the purchase of health care services and products and lower the realization on sponsors’ sales of prescription therapeutics. Third-party payors are developing increasingly sophisticated methods of controlling health care costs. Third-party payors may limit coverage to specific therapeutic products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication or might impose high copayment amounts to influence patient choice. Third-party payors also control costs by requiring prior authorization or imposing other dispensing restrictions before covering certain products and by broadening therapeutic classes to increase competition. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Absent clinical differentiators, third-party payors may treat products as therapeutically equivalent and base formulary decisions on net cost. To lower the prescription cost, sponsors frequently rebate a portion of the prescription price to the third-party payors. Recently, purchasers and third-party payors have begun to focus on value of new therapeutics and have sought agreements in which price is based on achievement of performance metrics.
Federal programs also impose price controls through mandatory ceiling prices on purchases by federal agencies and federally funded hospitals and clinics and mandatory rebates on retail pharmacy prescriptions paid by Medicaid and Tricare. By example, payment or reimbursement of prescription therapeutics by Medicaid or Medicare requires sponsors to submit certified pricing information to CMS. The Medicaid Drug Rebate statute and state statutes requires sponsors to calculate and report price points, which are used to determine mandatory rebate payments or negotiate supplemental rebate payments on both the state and federal level and Medicaid payment rates for certain therapeutics. For therapeutics paid under Medicare Part B, sponsors must also calculate and report their Average Sales Price, which is used to determine the Medicare Part B payment rate. Furthermore, as a condition of receiving Medicare Part B reimbursement for eligible drugs or biologicals, the manufacturer is required to participate in other government health care programs, including the Medicaid Drug Rebate Program and the 340B Drug Pricing Program. The Medicaid Drug Rebate Program requires biopharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of HHS as a condition for states to receive federal matching funds for the manufacturer’s outpatient therapeutic products furnished to Medicaid patients. Under the 340B Drug Pricing Program, the manufacturer must extend discounts to entities that participate in the program. In addition, therapeutics covered by certain government payor programs are subject to an additional inflation penalty which can substantially increase rebate payments. Certain states have also enacted laws that require that manufacturers report certain pricing information, including drug price increases. States laws may also limit the amount that prices may be increased or require negotiation of supplemental rebates for new drugs entering the market at price points determined to be high. Refusal to negotiate supplemental rebates can negatively affect market access and provider reimbursement.
Private payors often rely on the lead of the governmental payors in rendering coverage and reimbursement determinations. Therefore, achieving favorable CMS coverage and reimbursement is usually a significant gating issue for successful introduction of a new product. In addition, government programs as a condition of participation mandate fixed discounts or rebates from sponsors regardless of formulary position or utilization and may utilize mechanisms such as formulary placement to attain further price reductions, which can greatly reduce realization on the sale.
Further, the increased emphasis on managed health care in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement, and utilization, which may adversely affect Elicio’s future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, competition within therapeutic classes, judicial decisions and governmental laws and regulations related to Medicare, Medicaid, and health care reform, biopharmaceutical coverage and reimbursement policies, and pricing in general. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated health care costs. Sales of Elicio’s product candidates will therefore depend substantially, both domestically and abroad, on the extent to which the costs of Elicio’s products will be paid by health maintenance, managed care, pharmacy benefit and similar health care management organizations, or reimbursed by government health administration authorities, such as Medicare and Medicaid, private health insurers, and other third-party payors.
In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of Elicio’s product candidate to currently available therapies (so called health technology assessment, or HTA) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Other member states allow companies to fix their own prices for drug products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Elicio’s products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to by significantly lower.
As a result of the above, Elicio may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of Elicio’s products, in addition to the costs required to obtain marketing approvals in the United States and in other jurisdictions. Elicio’s product candidates may not be considered medically necessary or cost-effective, or the rebate percentages required to secure coverage may not yield an adequate margin over cost. Additionally, companies are increasingly finding it necessary to establish bridge programs to assist patients access new therapies during protracted initial coverage determination periods.
Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved or that significant price concessions will not be required to avoid restrictive conditions. High health plan co-payment requirements may result in patients refusing prescriptions or seeking alternative therapies. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on Elicio’s investment in therapeutic development. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Elicio receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Legislative proposals to reform health care or reduce costs under government insurance programs may result in lower reimbursement for Elicio’s products and product candidates or exclusion of Elicio’s products and product candidates from coverage. The cost containment measures that health care payors and providers are instituting and any health care reform could significantly reduce Elicio’s revenues from the sale of any approved product candidates. Elicio cannot provide any assurances that it will be able to obtain and maintain third-party coverage or adequate reimbursement for Elicio’s product candidates in whole or in part.
Health Care Reform Measures
In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the health care system that could prevent or delay marketing approval of product and therapeutic candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product and therapeutic candidates that obtain marketing approval. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Elicio’s product and therapeutic candidates. If Elicio is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Elicio is not able to maintain regulatory compliance, Elicio may lose any marketing approval that it otherwise may have obtained and it may not achieve or sustain profitability, which would adversely affect Elicio’s business, prospects, financial condition and results of operations. Moreover, among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in health care systems with the stated goals of containing health care costs, improving quality and/or expanding access.
For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), was enacted in March 2010 and has had a significant impact on the health care industry in the United States. The ACA expanded coverage for the uninsured while at the same time containing overall health care costs. With regard to biopharmaceutical products, the ACA, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees on manufacturers of certain branded prescription drugs, and created a new Medicare Part D coverage gap discount program. Additionally, the CREATES Act, which became law on December 20, 2019, aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic product developers access to samples of brand products. Because generic product developers need samples to conduct certain comparative testing required by the FDA, some have attributed the inability to timely obtain samples as a cause of delay in the entry of generic products. To remedy this concern, the CREATES Act establishes a private cause of action that permits a generic product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on any of Elicio’s future commercial products are unknown.
Following several years of litigation in the federal courts, in June 2021, the U.S. Supreme Court upheld the ACA when it dismissed a legal challenge to the ACA’s constitutionality. Further legislative and regulatory changes under the ACA remain possible, but it is unknown what form any such changes or any law would take and how or whether it may affect the biopharmaceutical industry as a whole or Elicio’s business in the future. Elicio expects that changes or additions to the ACA, the Medicare and Medicaid programs, and changes stemming from other health care reform measures, especially with regard to health care access, financing or other legislation in individual states, could have a material adverse effect on the health care industry in the United States.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA that affect health care expenditures. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and was extended by the Consolidated Appropriations Act for 2023, and will remain in effect through 2032 unless additional Congressional action is taken.
Moreover, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In May 2019, DHHS issued a final rule to allow Medicare Advantage plans the option to use step therapy for Part B drugs beginning January 1, 2020. This final rule codified a DHHS policy change that was effective January 1, 2019.
More recently, in August 2022, President Biden signed into the law the Inflation Reduction Act of 2022, or the IRA. Among other things, the IRA has multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. Starting in 2023, a manufacturer of a drug or biological product covered by Medicare Parts B or D must pay a rebate to the federal government if the drug product’s price increases faster than the rate of inflation. This calculation is made on a drug product by drug product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting in payment year 2026, CMS will negotiate drug prices annually for a select number of single-source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease.
Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers (“PBMs”) and other members of the health care and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area.
Elicio cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. Elicio expects that additional state and federal health care reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for health care products and services, including any future drug products for which Elicio secures marketing approval.
The Foreign Corrupt Practices Act
The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and suspension and debarment from government contracts, and refusal of orders under existing government contracts.
European Union Drug Development
In the European Union, or EU, Elicio’s product candidates and products, should they receive marketing authorization in the EU, will be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained. Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU member states have transposed and applied the provisions of the Directive differently. This has led to some variations in the member state regimes.
In April 2014, the Clinical Trials Regulation, (EU) No 536/2014, was adopted and it became effective on January 31, 2022. The Clinical Trials Regulation will be directly applicable in all of the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the clinical trial is initiated or on the duration of an ongoing trial. As of January 2023, all new clinical trials must comply with the Clinical Trials Regulation. In addition, any clinical trial that was already under way as of January 1, 2023 and continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable (i.e., January 31, 2025), the Clinical Trials Regulation will at that time begin to apply to the clinical trial.
The Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU portal” or Clinical Trial Information System, or CTIS; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State.
European Data Collection
The collection and use of personal health data in the EU is governed by the General Data Protection Regulation, or GDPR. The GDPR applies to any company established in the European Economic Area, or EEA, (which includes the EU Member States plus Iceland, Liechtenstein, and Norway) and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The GDPR establishes stringent requirements applicable to the processing of personal data, including strict requirements relating to the validity of consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct data protection impact assessments for “high risk” processing, limitations on retention of personal data, special provisions affording greater protection to and requiring additional compliance measures for “special categories of personal data” including health and genetic information of data subjects, mandatory data breach notification (in certain circumstances), “privacy by design” requirements, and direct obligations on service providers acting as processors. The GDPR also prohibits the international transfer of personal data from the EEA to countries outside of the EEA unless made to a country deemed to have adequate data privacy laws by the European Commission or a data transfer mechanism has been put in place. Failure to comply with the GDPR requirements may subject an entity to litigation, regulatory investigations, enforcement notices and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.
The GDPR may also impose additional compliance obligations relating to the transfer of data between companies and their subsidiaries or other business partners. For example, on July 16, 2020, the Court of Justice of the European Union (CJEU), issued a landmark opinion in the case Maximilian Schrems vs. Facebook (Case C-311/18), called Schrems II. This decision (a) calls into question commonly relied upon data transfer mechanisms as between the EU Member States and the United States (such as the Standard Contractual Clauses) and (b) invalidates the EU-U.S. Privacy Shield on which many companies had relied as an acceptable mechanism for transferring such data from the EU to the United States. The CJEU is the highest court in Europe and the Schrems II decision heightens the burden on data importers to assess U.S. national security laws on their business and future actions of EU data protection authorities are difficult to predict.
United Kingdom Regulation
As of January 1, 2021, EU law no longer directly applies in the United Kingdom. The United Kingdom has adopted existing EU medicines regulation as standalone UK legislation with some amendments to reflect procedural and other requirements with respect to marketing authorizations and other regulatory provisions.
In order to market medicines in the United Kingdom, manufacturers must hold a UK authorization. On January 1, 2021, all EU marketing authorizations were converted to UK marketing authorizations subject to a manufacturer opt-out. UK medicines legislation is subject to future regulatory change under the Medicines and Medical Devices Act 2021, which sets out a framework for the adoption of medicines regulation. Guidance issued by the Medicines and Healthcare products Regulatory Agency, or MHRA, states that the United Kingdom will have the power to take into account marketing authorizations made under the EU decentralized and mutual recognition procedures. In addition, the MHRA’s guidance has been updated to refer to new national licensing procedures including new routes of evaluation for novel and biotechnological products.

Different rules will apply in Northern Ireland following implementation of the Northern Ireland Protocol. In Northern Ireland, EU central marketing applications will continue to apply.
The Trade and Cooperation Agreement between the EU and the United Kingdom contains an Annex in relation to medicinal products with the objective of facilitating availability of medicines, promotion of public health and consumer protection in respect of medicinal products. The Annex provides for mutual recognition of good manufacturing practice (GMP) inspections and certificates, meaning that manufacturing facilities do not need to undergo duplicate inspections for the two markets. The Annex establishes a Working Group on Medicinal Products to deal with matters under the Trade and Cooperation Agreement, facilitate co-operation and for the carrying out of technical discussions. It is expected that further bilateral discussions will continue with respect to regulatory areas not the subject of the Trade and Cooperation Agreement, including pharmacovigilance. The Trade and Cooperation Agreement also does not include reciprocal arrangements for the recognition of batch testing certification. However, the United Kingdom has listed approved countries, including the EEA which will enable UK importers and wholesales to recognize certain certification and regulatory standards. The European Commission has not adopted such recognition procedures.
Relatedly, following the United Kingdom’s withdrawal from the EU, the GDPR has been implemented in the United Kingdom (as the UK GDPR). The UK GDPR sits alongside the UK Data Protection Act 2018 which implements certain derogations in the EU GDPR into United Kingdom law. Under the UK GDPR, companies not established in the United Kingdom but who process personal data in relation to the offering of goods or services to individuals in the United Kingdom, or to monitor their behavior will be subject to the UK GDPR – the requirements of which are (at this time) largely aligned with those under the EU GDPR and as such, may lead to similar compliance and operational costs with potential fines of up to £17.5 million or 4% of global turnover. In 2022, the UK government proposed and debated the Data Protection and Digital Information Bill to harmonize the 2018 Data Protection Act, UK GDPR, and the Privacy and Electronic Communications Regulations under one legislative framework. However, progress on the bill stalled as the government continues to assess the most optimal approach to data protection reform.
Rest of the World Regulation
For other countries outside of the EU and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, clinical trials to support applications for marketing authorization in such jurisdictions must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
If Elicio fails to comply with applicable foreign regulatory requirements, Elicio may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Human Capital
As of March 15, 2023, Elicio had 23 employees, all of whom were full-time, and of whom nine have Ph.D. or M.D. degrees, and 19 are engaged in research and development and manufacturing activities. Elicio does not have any employees represented by a labor union or covered under a collective bargaining agreement.
Talent Acquisition and Retention
Elicio recognizes its employees largely contribute to its success. To this end, Elicio supports business growth by seeking to attract and retain best-in-class talent. Elicio uses internal and external resources to recruit highly skilled candidates for open positions. Elicio believes it is able to attract and retain superior talent as measured by its minimal turnover rate and high employee service tenure.
Total Rewards
Elicio’s total rewards philosophy has been to create investment in its workforce by offering a competitive compensation and benefits package. Elicio provides employees with compensation packages including base salary, annual incentive bonuses, and long-term equity incentive awards. Elicio also offers comprehensive employee benefits, such as life, disability, and health insurance, health savings and flexible spending accounts, paid time off, and a 401(k) plan. It is Elicio’s express intent to be an employer of choice in its industry by providing a market-competitive compensation and benefits package.

Diversity, Equity, and Inclusion
Elicio believes a diverse workforce is critical to its success. Elicio’s mission is to value differences in races, ethnicities, religions, nationalities, genders, ages, and sexual orientations, as well as education, skill sets, and experience. Elicio is focused on inclusive hiring practices, fair and equitable treatment, organizational flexibility, and training and resources.
Training and Development
Elicio believes in encouraging employees in becoming lifelong learners by providing ongoing learning and leadership training opportunities. While Elicio strives to provide real-time recognition of employee performance, it has a formal annual review process not only to determine pay and equity adjustments tied to individual contributions, but to identify areas where training and development may be needed.
Facilities
Elicio’s current headquarters is comprised of 13,424 square feet of office and laboratory space. The lease term is for eight years. The initial annual rent is $1,235,008 with a 3% annual increase. The lease termination date is February 28, 2030. Elicio believes the space is adequate to meet its near-term needs.
Legal Proceedings
From time to time, Elicio may become involved in litigation or legal proceedings relating to claims arising from the ordinary course of its business. Elicio is not currently a party to any material legal proceedings.

ANGION MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Investors should read the following discussion and analysis of Angion’s financial condition and results of operations together with its consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus/information statement. In addition to the historical financial information, this discussion contains forward-looking statements that involve risk, assumptions and uncertainties, such as statements of Angion’s plans, objectives, expectations, intentions, forecasts and projections. Angion’s actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of several factors, including those set forth under the section of this proxy statement/prospectus/information statement titled “Risk Factors,” which investors should carefully read to gain an understanding of the important factors that could cause actual results to differ materially from Angion’s forward-looking statements. Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus/information statement.
Overview
Angion had been a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of novel small molecule therapeutics to address chronic and progressive fibrotic diseases, prior to Angion’s 2022 Strategic Realignment. Angion’s goal was to transform the treatment paradigm for patients suffering from these potentially life-threatening conditions for which there are no approved medicines or where existing approved medicines have known limitations. Angion’s product candidates and programs included ANG-3070, a TKI formerly in development as a treatment for fibrotic diseases; a ROCK2 preclinical program targeted towards the treatment of fibrotic diseases; a CYP11B2 preclinical program targeted towards diseases related to aldosterone synthase dysregulation; and a CYP26 (retinoic acid metabolism) inhibitor program targeted towards a number of indications, including cancer; and ANG-3777, a HGF mimetic. If Angion does not complete the merger transaction with Elicio, Angion could move forward with developing ANG-3070 and conducting further preclinical studies for its ROCK2 program.
Angion’s 2022 Strategic Realignment was announced following Angion’s June 2022 termination of Angion’s Phase 2 “JUNIPER” dose-finding trial for ANG-3070 in patients with primary proteinuric kidney diseases, specifically FSGS and IgAN. The JUNIPER trial was terminated in the interests of patient safety based upon a reassessment of the risk/benefit profile of ANG-3070 in patients with established serious kidney disease. Angion completed the data collection work necessary related to the JUNIPER trial to ascertain whether the drug had any effect, positive or negative, in patients with fibrotic kidney diseases and determined there was no economically-viable path forward for ANG-3070 in primary proteinuric kidney diseases.
On January 17, 2023, Angion entered into and announced a definitive merger agreement with Elicio under which Elicio will merge with a wholly-owned subsidiary of Angion in an all-stock transaction. Upon completion of the Merger, the combined company will focus on advancing Elicio’s proprietary lymph node AMP technology to develop immunotherapies, with a focus on ELI-002, a therapeutic cancer vaccine targeting mKRAS-driven tumors.
Angion has currently suspended clinical development activities in anticipation of the announced Merger, and does not have any products approved for sale and has not generated any revenue from product sales since Angion’s inception and do not expect to generate revenue from product sales unless Angion successfully develops, and Angion or Angion’s collaborators commercialize, Angion’s product candidates, which Angion does not expect to occur in the near future, if ever. Angion’s net losses were $38.8 million and $54.6 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, Angion had an accumulated deficit of $253.9 million. Angion expects to continue to incur net losses for the foreseeable future.
In addition, if Angion resumes clinical development of Angion’s product candidates absent the completion of the announced Merger and if Angion seeks regulatory approval for any of Angion’s product candidates or those for which Angion retains the right to commercialize in the future, Angion would need to incur additional expenses as it develops and expands its clinical, regulatory, quality, manufacturing and commercialization capabilities, and incurs significant commercialization expenses for marketing, sales, manufacturing and distribution if Angion were to obtain marketing approval for such product candidates.
Angion has relied on third parties in the conduct of its preclinical studies and clinical trials and for manufacturing and supply of its product candidates. Angion has no internal manufacturing capabilities, and if Angion continues to develop product candidates, Angion expects to continue to rely on third parties, many of whom are single-source suppliers, for Angion’s preclinical study and clinical trial materials. In addition, Angion does not have a marketing or sales organization or commercial infrastructure. Accordingly, if Angion is able to develop and obtain approval for one or more product candidates, it will incur significant expenses to develop a marketing and sales organization and commercial infrastructure in advance of generating any product sales of wholly-owned product candidates or those for which Angion retains the right to commercialize.
Furthermore, Angion would need to make continued investment in development studies, registration activities and the development of commercial support functions including quality assurance and safety pharmacovigilance before Angion would be in a position to sell any of its product candidates, if approved.
The Initial Public Offering and Concurrent Private Placement
The Initial Public Offering (IPO) and Concurrent Private Placement, which both closed on February 9, 2021, generated aggregate net proceeds of approximately $107.0 million, after deducting the underwriting discounts and commissions, private placement fee and estimated offering expenses payable by Angion.
Restructuring and Long-Lived Asset impairment
On January 4, 2022, Angion announced a reduction in force impacting less than half of its employees at that time. Angion’s decision to engage in this reduction resulted from an assessment of Angion’s internal resource needs, given the results of the Phase 3 study of ANG-3777 in patients at risk for DGF would likely not support a regulatory approval in that population and the Phase 2 study in CSA-AKI would not support a Phase 3 trial in that indication. This reduction was a cost-cutting measure across the organization to support Angion’s 2022 primary focus on the clinical development of its investigational asset ANG-3070, a highly selective, oral tyrosine kinase receptor inhibitor in development as a treatment for fibrotic diseases, as well as advancing preclinical assets to IND-enabling studies. In connection with the reduction in force, which Angion completed in the first half of 2022, Angion incurred termination costs, which include severance, benefits and related costs, of approximately $3.2 million, of which $2.4 million were paid during the year ended December 31, 2022 and Angion expects to pay the remaining $0.8 million on or before September 2023.
On July 25, 2022, Angion announced an additional reduction in force of the majority of its 37 employees. This reduction in force, completed as of December 31, 2022, was a cash preservation measure and impacted employees across the organization. In connection with the reduction in force, Angion recorded a charge of approximately $3.0 million in the year ended December 31, 2022. Angion paid $2.2 million during the year ended December 31, 2022 and the remaining $0.8 million was paid in in the first quarter of 2023. These charges are primarily one-time termination benefits payable in cash.
The significant cut in the number of employees from the reduction in force announced on July 25, 2022 and the suspension of certain of Angion’s operations in deference to its 2022 Strategic Realignment impacted the use of Angion’s leased facilities. As of December 31, 2022, Angion was no longer conducting operations in Angion’s Newton, Massachusetts facility or its leased facility in Uniondale, New York, other than to store equipment. Angion determined that the right-of-use assets related to each facility were impaired. As a result, Angion recognized an impairment of $3.0 million related to the leases to write down the right-of-use assets to its fair value based on estimated future cash flows (see Note 10 to the consolidated financial statements included in this proxy statement/prospectus/information statement).
License, Collaboration and Grant Agreements
License Agreement with Vifor Pharma
In November 2020, Angion granted Vifor Pharma, an exclusive, global (excluding Greater China), royalty-bearing license, for the commercialization of ANG-3777 in all Renal Indications, beginning with DGF and CSA-AKI. The Vifor License also grants Vifor Pharma exclusive rights, with a right to sublicense subject to Angion’s consent for certain specified conditions, to develop and manufacture ANG-3777 for commercialization in Renal Indications worldwide (excluding Greater China) in cooperation with Angion or independently. Angion retains the right to develop and commercialize combination therapy products combining ANG-3777 with its other proprietary molecules, subject to Vifor Pharma's right of first negotiation with respect to global (excluding Greater China) rights to such combination therapy products in the Renal Indications.
Pursuant to the Vifor License and specifically based upon the clinical development plan for ANG-3777 set forth in the Vifor License, Angion is entitled to receive $80 million in upfront and near-term clinical milestone payments, including $30 million in up-front cash that was received in November 2020, and a $30 million equity investment, a $5 million convertible note that subsequently converted into common stock with the IPO and $25 million of which was received in the Concurrent Private Placement with Angion’s IPO. Angion is also eligible to receive post-approval milestones of up to approximately $260.0 million and sales-related milestones of up to $1.585 billion, providing a total potential deal value of up to $1.925 billion (subject to certain specified reductions and offsets), plus tiered royalties on net sales of ANG-3777 at royalty rates of up to 40%. Under the Vifor License, Angion is responsible for executing a pre-specified clinical development plan designed to obtain regulatory approvals of ANG-3777 for DGF and CSA-AKI. For the years ended December 31, 2022 and 2021, Angion recognized license revenue related to the Vifor License of $2.3 million and $27.5 million, respectively. As of December 31, 2022, Angion had completed its performance obligations under the Vifor License agreement and recognized all remaining deferred revenue as of December 31, 2022.
On October 26, 2021, Angion announced that the Phase 3 trial of ANG-3777 in DGF did not achieve its primary endpoint and the data were not expected to be sufficient evidence to support an indication in the studied DGF population. On December 14, 2021, Angion announced that the Phase 2 trial of ANG-3777 in CSA-AKI did not achieve its primary endpoint. The Vifor License includes additional milestone and royalty objectives related to the clinical development plan for ANG-3777 which had included a Phase 3 study for CSA-AKI and a Phase 4 confirmatory study in DGF. Angion does not expect to receive any clinical, post-approval, or sales milestones, or royalties, as Angion does not intend to continue to pursue the current clinical development plan for ANG-3777. In 2022, Angion continued to discuss with Vifor Pharma the analyses of the results of the clinical trials announced in the fourth quarter of 2021 and the future of the collaboration with Vifor.
Components of Results of Operations
The following discussion summarizes the key factors Angion’s management believes are necessary for an understanding of its financial statements.
Revenue
Angion does not have any products approved for sale and have not generated any revenue from product sales. Angion’s revenue to date primarily has been derived from government funding consisting of U.S. government grants and contracts, and revenue under Angion’s license agreements, specifically the Vifor License.
Grant Revenue
Angion’s grants and contracts reimburse Angion for direct and indirect costs relating to the grant projects and also provide Angion with a pre-negotiated profit margin on total direct and indirect costs of the grant award, excluding subcontractor costs, after giving effect to directly attributable costs and allowable overhead costs. Funds received from grants and contracts are generally deemed to be earned and recognized as revenue as allowable costs are incurred during the grant or contract period and the right to payment is realized.
Contract Revenue
Angion’s license agreements comprise elements of upfront license fees, milestone payments based on development and royalties based on net product sales. The timing of Angion’s operating cash flows may vary significantly from the recognition of the related revenue. Income from upfront payments is recognized when Angion satisfies the performance obligations in the contract, which can result in recognition at either a point in time or over the period of continued involvement. Other revenue, such as milestone payments, are recognized when achieved.
Angion’s revenue to date has been generated from payments received pursuant to the Vifor License Agreement. Angion recognizes revenue from upfront payments over the term of Angion’s estimated period of performance using a cost-based input method under Topic 606, Revenue from Contracts with Customers.
In addition to receiving an upfront payment, Angion may also be entitled to milestones and other contingent payments upon achieving predefined objectives. If a milestone is considered probable of being reached, and if it is probable that a significant revenue reversal would not occur, the associated milestone amount would also be included in the transaction price.
Angion expects that any license revenue Angion generates from any future collaboration partners, will fluctuate in the future as a result of the timing and amount of upfront, milestones and other collaboration agreement payments and other factors.

Operating Expenses
Cost of Grant Revenue
Angion’s cost of grant revenue primarily relates to personnel-related costs and expenses for grant projects.
Research and Development Expenses
To date, Angion’s research and development expenses have primarily related to discovery efforts and preclinical and clinical development of Angion’s product candidates. Angion recognizes research and development expenses as they are incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received. Angion’s research and development expenses consist primarily of:
•	personnel costs, including salaries, payroll taxes, employee benefits and stock-based compensation, for personnel in research and development functions;
•	costs associated with medical affairs activities;
•
fees paid to consultants, clinical testing sites and contract research organizations (CROs), including in connection with Angion’s preclinical studies and clinical trials, and other related clinical trial fees, such as for investigator grants, patient screening, laboratory work, clinical trial database management, clinical trial material management and statistical compilation, analysis and reporting;

•	contracted research and license agreement fees with no alternative future use;
•	costs related to acquiring, manufacturing and maintaining clinical trial materials and laboratory supplies;
•	depreciation of equipment and facilities;
•	legal expenses related to clinical trial agreements and material transfer agreements; and
•	costs related to preparation of regulatory submissions and compliance with regulatory requirements.
Other than with respect to reimbursable expenses required to be recorded under Angion’s government grants and contracts, Angion does not allocate Angion’s expenses by product candidates. A significant amount of Angion’s direct research and development expenses included payroll and other personnel expenses for Angion’s departments that supported multiple product candidate research and development programs and, other than as specified above, Angion does not record research and development expenses by product. However, research and development expenses were primarily driven by expenses relating to the development of ANG-3777 and ANG-3070 in 2022 and 2021. For the year ended December 31, 2022, Angion’s total research and development expense includes a reduction to stock-based compensation expense of $1.3 million due to the forfeiture of stock-based awards for employees terminated as a result of the 2022 Strategic Realignment. Of Angion’s total research and development expenses for the years ended December 31, 2022 and 2021, 79% and 62%, respectively, of such expenses were from external third-party sources and the remaining 21% and 38%, respectively, were from internal sources.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel-related expenses, such as salaries, payroll taxes, employee benefits and stock-based compensation, for personnel in executive, operational, finance and human resources functions. Other significant general and administrative expenses include allocation of facilities costs, accounting and legal services and expenses associated with obtaining and maintaining patents. A portion of the general and administrative expenses are reimbursed through the overhead rates contained in Angion’s grants with the U.S. Government.
Restructuring and Impairment Expenses
Restructuring and impairment expenses include costs associated with the significant cut in the number of employees from the reductions in force announced in January and July 2022 and Angion’s suspension of certain of Angion’s operations in deference to its 2022 Strategic Realignment impacted the use of its leased facilities. These costs consist of termination benefits to Angion’s former employees and impairment of the right-of-use assets for its leased facilities. See Note 10 in Angion’s consolidated financial statements included in this proxy statement/prospectus/information statement for more information on the restructuring expenses and long-lived asset impairments.

Other Income (Expense)
Convertible Notes Recorded at Fair Value
Angion elected the fair value option for recognition of its convertible notes. Angion’s convertible notes were subject to re-measurement each reporting period with gains and losses reported through Angion’s consolidated statements of operations. All of Angion’s convertible notes were converted into shares of Angion’s common stock upon the closing of Angion’s initial public offering.
Liability Classified Series C Convertible Preferred Stock Recorded at Fair Value
Series C convertible preferred stock includes settlement features that result in liability classification. The initial carrying value of the Series C convertible preferred stock was accreted to the settlement value, the fair value of the securities to be issued upon the conversion of the Series C Preferred Stock. The discount to the settlement value was accreted to interest expense using the effective interest method. During 2020, certain of the convertible notes were exchanged for Series C convertible preferred stock. As the exchange was accounted for as a modification, the Series C convertible preferred stock that was exchanged for the convertible notes (the Exchanged Series C Shares) continued to be recorded at fair value. The Exchanged Series C Shares were subject to re-measurement each reporting with gains and losses reported through Angion’s consolidated statements of operations. All shares of Angion’s Series C convertible preferred stock converted into common stock in connection with the IPO.
Warrant Liability
Angion has accounted for certain of its freestanding warrants to purchase shares of Angion’s common stock as liabilities measured at fair value, in accordance with ASC 815, Derivatives and Hedging (ASC 815). The warrants are subject to re-measurement at each reporting period with gains and losses reported through Angion’s consolidated statements of operations.
Foreign Exchange Transaction Gain
Foreign currency transaction gains, primarily related to intercompany loans, are recorded as a component of other income (expense) in Angion’s consolidated statements of operations.
Earnings in Equity Method Investment
Earnings in equity method investment represents Angion’s 10% interest in NovaPark that is accounted for under the equity method.
Interest Income
Interest income consists of interest earned on Angion’s cash and cash equivalents.

Results of Operations
Comparison for the Years Ended December 31, 2022 and 2021
The following table summarizes Angion’s results of operations for the periods indicated:
	Year Ended December 31,
	2022	2021	$ Change	% Change
	(In thousands, except percentages)
Revenue:
Contract revenue	$2,301	$27,506	$(25,205)	(91.6)%
Grant revenue	—	806	(806)	(100.0)%
Total revenue	2,301	28,312	(26,011)	(91.9)%
Operating expenses:
Cost of grant revenue	—	433	(433)	(100.0)%
Research and development	18,100	48,698	(30,598)	(62.8)%
General and administrative	14,637	18,488	(3,851)	(20.8)%
Restructuring and impairment expenses	9,185	—	9,185	100.0%
Total operating expenses	41,922	67,619	(25,697)	(38.0)%
Loss from operations	(39,621)	(39,307)	(314)	0.8%
Other income (expense), net	814	(15,266)	16,080	(105.3)%
Net loss	$(38,807)	$(54,573)	$15,766	(28.9)%
Contract Revenue
Contract revenue decreased by $25.2 million, for the year ended December 31, 2022 compared to the same period in 2021. Since Angion does not intend to continue the clinical development plan for ANG-3777 currently set forth under its Vifor License agreement, which had included a Phase 3 study in cardiac surgery involving CSA-AKI and a Phase 4 confirmatory study in DGF, Angion performed a reassessment of the performance period and estimated costs for the completion of the performance obligations. This accelerated the revenue recognition, in the year ended December 31, 2022, related to the upfront payment Angion received from Vifor Pharma when the license agreement with Vifor Pharma was entered into in 2020.
As of December 31, 2022, Angion has completed all of its performance obligations under the Vifor License and recognized all remaining deferred revenue under the agreement.
Grant Revenue
Grant revenue decreased by $0.8 million, or 100%, for the year ended December 31, 2022 compared to the same period in 2021. The decrease is attributable to a decrease in reimbursable costs relating to Angion’s grant from the U.S. Department of Defense in the year ended December 31, 2022. Angion does not expect to receive any grant revenues for the foreseeable future.
Cost of Grant Revenue
Cost of grant revenue decreased by $0.4 million, or 100%, for the year ended December 31, 2022 compared to the same period in 2021. The decrease is primarily due to a decrease in personnel-related costs and expenses applied as Angion believes the work under U.S. Department of Defense grant had been completed in the year ended December 31, 2021.
Research and Development Expenses
Research and development expenses decreased by $30.6 million, or 62.8%, from the year ended December 31, 2022 compared to the year ended December 31, 2021. The net decrease in research and development expenses was primarily due to a $16.1 million reduction in clinical trial related expenses and R&D consulting and subcontractor expenses as a result of the completion of ANG-3777 trials, and a $14.8 million decrease in salary, bonus and stock-based compensation primarily due to lower headcount following the reductions in force announced in January and July 2022. These decreases were offset in part by a net increase of $0.3 million in other operating expenses.

General and Administrative Expenses
General and administrative expenses decreased by $3.9 million, or 20.8%, from the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease was primarily due to a net decrease of $5.0 million in salary, bonus and stock-based compensation due to the reductions in force announced in January and July 2022 as well as a decrease of $0.6 million in consultant expenses. These decreases were offset in part by a net increase of $1.7 million in professional services expense, including audit, tax, legal and insurance due to Angion’s 2022 Strategic Alignment.
Restructuring and Impairment Expenses
During the year ended December 31, 2022, Angion incurred restructuring and impairment expenses in the amount of $9.2 million. Included in restructuring expenses were $6.2 million one-time termination benefit charges incurred in connection with the reductions in force announced in January and July 2022 and noncash impairment charges of $3.0 million in connection with Angion’s long-lived assets primarily associated with its leased facility in Uniondale, New York (see Note 10 and Note 15 to the consolidated financial statements in this proxy statement/prospectus/information statement for additional information). There were no restructuring and impairment expenses incurred during the year ended December 31, 2021.
Other Income (Expense), Net
Other income (expense) increased by $16.1 million for the year ending December 31, 2022 compared to the same period in 2021. The increase is primarily due to an increase in earned interest income of $0.5 million, a decrease of $14.1 million of loss from the first quarter of 2021 as a result of the increase in fair value related to Angion’s warrant liability, convertible notes, and Series C convertible preferred stock for which Angion elected the fair value option as most of these instruments were no longer outstanding after Angion’s IPO in February 2021. There was also a reduction of $2.1 million in interest expense, primarily related to interest associated with convertible notes and Series C convertible preferred stock in 2020 that were converted into equity upon Angion’s IPO in February 2021. The convertible notes and warrants both require re-measurement at each balance sheet date with gains and losses reported through Angion’s consolidated statement of operations. These increases were offset in part by a $0.9 million gain from the forgiveness of Angion’s PPP loan in the second quarter of 2021.
Liquidity and Capital Resource
Sources and Uses of Liquidity
Angion has incurred losses and negative cash flows from operations since inception, and Angion anticipates that Angion will incur losses for the foreseeable future. To date, Angion hasnot generated any revenue from product sales. Angion has funded its operations primarily through the receipt of grants, the sale of debt and equity securities, and proceeds from license agreements. In February 2021, Angion generated aggregate net proceeds of approximately $107.0 million from Angion’s IPO and Concurrent Private Placement, after deducting the underwriting discounts and commissions. As of December 31, 2022, Angion had $50.5 million of cash and cash equivalents and an accumulated deficit of $253.9 million, compared to $88.8 million of cash and cash equivalents and an accumulated deficit of $215.1 million as of December 31, 2021.
On March 10, 2023, Silicon Valley Bank (SVB), at which Angion maintains cash and cash equivalents in multiple accounts, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (FDIC) as receiver. The failure of SVB exposed Angion to liquidity and credit risk prior to the completion of the FDIC resolution of SVB in a manner that fully protects all depositors. At the end of March 2023, Angion transferred substantially all of its cash and cash equivalents from SVB to an asset manager.
Future Cash Needs and Funding Requirements
Based on Angion’s current operating plan, Angion believes Angion’s cash and cash equivalents are expected to be sufficient to fund planned operations for at least 12 months, well into 2024, following the issuance date of Angion’s consolidated financial statements. However, Angion has based its projections of operating capital requirements on assumptions that may prove to be incorrect and Angion may use all its available capital resources sooner than Angion expects. Angion is unable to estimate the exact amount of its operating capital requirements. The amount and timing of Angion’s future funding requirements will depend on many factors, including, but not limited to:

•	Angion’s ability to complete the Merger or, if the Merger is not completed, identify and consummate another strategic transaction;
•	the scope, progress, results and costs of researching and developing ANG-3070 or any other product candidates, and conducting preclinical studies and clinical trials;
•	the outcome of ongoing and future clinical trials, including the Phase 2 clinical trial of ANG-3070 in patients with PPKD;
•	whether Angion is able to take advantage of any FDA expedited development and approval programs for any of its product candidates;
•	the extent to which COVID-19 may impact Angion’s business, and financial condition;
•	the outcome, costs and timing of seeking and obtaining and maintaining FDA and any foreign regulatory approvals;
•	the number and characteristics of product candidates Angion pursues, including product candidates in preclinical development;
•	the ability of Angion’s product candidates to progress through clinical development successfully;
•	Angion’s need to expand its research and development activities, including to conduct additional clinical trials;
•	market acceptance of Angion’s product candidates, including physician adoption, market access, pricing and reimbursement;
•	the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;
•
Angion’s ability to maintain, expand and defend the scope of Angion’s intellectual property portfolio, including the amount and timing of any payments potentially required to make, or that Angion may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	Angion’s need and ability to hire additional personnel, including management, clinical development, medical and commercial personnel;
•	the effect of competing technological, market developments and government policy;
•	the costs associated with being a public company, including Angion’s need to implement additional internal systems and infrastructure, including financial and reporting systems;
•	the costs associated with securing and establishing commercialization and manufacturing capabilities, as well as those associated with packaging, warehousing and distribution;
•
the economic and other terms, timing of and success of Angion’s existing licensing arrangements and any collaboration, licensing or other arrangements into which Angion may enter in the future and timing and amount of payments thereunder; and

•	the timing, receipt and amount of sales and general commercial success of any future approved products, if any.
Until such time as Angion or its collaborators can generate significant revenue from sales of product candidates, if ever, Angion expects to finance Angion’s operations through public or private equity offerings or debt financings or other sources of capital, including collaborations, licenses, credit or loan facilities, receipt of research contributions or grants, tax credit revenue or a combination of one or more of these funding sources. Adequate funding may not be available to us on acceptable terms, or at all. To the extent Angion raises additional capital through the sale of equity or convertible debt securities, the ownership interest of Angion’s stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of Angion’s common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting Angion’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Angion raises funds through additional collaborations, or other similar arrangements with third parties, Angion may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to and/or may reduce the value of Angion’s common stock. If Angion is unable to raise additional funds through equity or debt financings when needed, Angion may be required to delay, limit, reduce or terminate Angion’s product development or commercialization efforts or grant rights to develop and market Angion’s product candidates even if Angion would otherwise prefer to develop and market such product candidates itself.
Summary Statement of Cash Flows
The following table sets forth a summary of Angion’s net cash flow activity for the years ended December 31, 2022 and 2021 (in thousands):
	Year Ended December 31,
	2022	2021

Net cash provided by (used in)
Operating activities	$(38,390)	$(52,643)
Investing activities	—	(382)
Financing activities	(60)	107,171
Effect of foreign currency on cash	181	3
Net (decrease) increase in cash	$(38,269)	$54,149
Operating activities
For the year ended December 31, 2022, net cash used in operating activities was $38.4 million, which primarily consisted of a net loss of $38.8 million and a use of cash from the change in net operating assets and liabilities of $4.2 million, partially offset by net non-cash charges of $4.6 million. The change in net operating assets and liabilities of $4.2 million was the result of a decrease in deferred revenue of $2.3 million resulting from revenue recognized in the period, a decrease of $2.1 million in accounts payable due to the timing of vendor payments, a decrease of $0.6 million in accrued expenses due to timing of invoices, and a decrease of $0.9 million due to lease liabilities payments. These decreases in net cash used were offset in part by a decrease of $0.8 million in grants receivable from cash collected for the grant contract with the U.S. Department of Defense and a decrease of $0.8 million in prepaid expenses and other current assets due to suspended clinical development activities. The remaining net fluctuations of $0.1 million were individually insignificant. The $4.6 million of net non-cash charges primarily include an impairment of $3.0 million related to Angion’s long-lived assets primarily associated with its leased facility in Uniondale, New York, stock-based compensation of $0.9 million and amortization of operating lease right-of-use assets of $0.8 million. The remaining net non-cash charges fluctuations of $0.1 million were individually insignificant.
For the year ended December 31, 2021, net cash used in operating activities was $52.6 million, which primarily consisted of a net loss of $54.6 million and a change in net operating assets and liabilities of $26.0 million, partially offset by net non-cash charges of $27.8 million. The net non-cash charges were primarily related to a $14.0 million change in fair value of convertible notes, Series C convertible preferred stock and warrant liabilities, amortization of debt issuance costs of $1.9 million, and stock-based compensation expense of $12.0 million, partially offset by a gain of $0.9 million from the forgiveness of Angion’s PPP loan. The change in net operating assets and liabilities was due to a decrease of $27.5 million in deferred revenue due to substantial satisfaction of Angion’s performance obligation under the Vifor License Agreement, a decrease of $0.9 million in accounts payable and accrued expenses due to timing of invoices and an increase of $0.8 million in grants receivable due to the recognition of the qualified Australian tax credit, partially offset by a decrease of $4.0 million in prepaid expenses and other current assets, primarily due to the subsequent receipt of a $5.0 million convertible note receivable under Vifor License Agreement in 2021.
Investing activities
For the year ended December 31, 2022 no cash was provided or used in investing activities, and for the year ended December 31, 2021, net cash used in investing activities was $0.4 million, primarily used to purchase fixed assets for research activities.

Financing activities
For the year ended December 31, 2022 net cash used in financing activities was immaterial.
For the year ended December 31, 2021, net cash provided by financing activities was $107.2 million, primarily due to net proceeds of $107.5 million from the IPO and Concurrent Private Placement, $1.8 million from the exercise of warrants and stock options, and $0.3 million from a sale and leaseback arrangement, partially offset by taxes paid related to net share settlement upon vesting of restricted stock awards of $2.5 million.
Material Cash Requirements
Angion’s material cash requirements from known contractual obligations consisted primarily of its lease obligations. Until March 2023 Angion continued to lease office and laboratory space in Uniondale, New York from NovaPark, a related party, under an agreement classified as an operating lease with monthly rent expense of approximately $0.1 million pursuant to Angion’s lease agreement that was scheduled to expire on June 20, 2026.
In March 2023, Angion entered into a Surrender Agreement with NovaPark LLC which terminated Angion’s Uniondale, New York lease for a termination fee of $3.03 million and entered into a Membership Interest Redemption Agreement with NovaPark to relinquish its 10% membership interest in NovaPark, accounted as Investment in Related Parties in Angion’s Consolidated Balance Sheets. The Surrender Agreement also provides that no other rent or charges will be due from Angion with respect to any period prior to or subsequent to the surrender of the property to NovaPark, thereby relieving Angion of lease payments equal to approximately $3.86 million, plus other amounts for facility fees and utilities with respect to the property.
Critical Accounting Policies and Significant Judgments and Estimates
A description of recently issued accounting pronouncements that may potentially impact Angion’s financial position and results of operations is disclosed in Note 2 to Angion’s consolidated financial statements appearing elsewhere in this proxy statement/prospectus/information statement.
The critical accounting policies requiring estimates, assumptions, and judgments that Angion believes have the most significant impact on Angion’s consolidated financial statements are described below.
Contract Revenue
Angion accounts for revenue earned from contracts with customers under Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). Under ASC 606, Angion recognizes revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration it expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, Angion performs the following five steps:
(1)	Identify the contract(s) with a customer;
(2)	Identify the performance obligations in the contract;
(3)	Determine the transaction price;
(4)	Allocate the transaction price to the performance obligations in the contract; and
(5)	Recognize revenue when (or as) Angion satisfies a performance obligation.
At contract inception, Angion assesses the goods or services promised within each contract, whether each promised good or service is distinct, and determine those that are performance obligations. Angion then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied.
Angion enters into agreements under which it may obtain upfront payments, milestone payments, royalty payments and other fees. Promises under these arrangements may include licenses of intellectual property, research services, including selection campaign research services for certain replacement targets, the obligation to share information during the research and the participation of alliance managers and in joint research committees, joint patent committees and joint steering committees. Angion assesses these promises within the context of the agreements to determine the performance obligations.

Licenses of Intellectual Property: If a license to Angion’s intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, Angion recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promises, Angion utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring proportional performance for purposes of recognizing revenue from non-refundable, upfront payments. Angion evaluates the measure of proportional performance each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.
Milestone payments: Angion evaluates whether the regulatory and development milestones are considered probable of being reached and estimates the amounts to be included in the transaction price using the most likely amount method. Angion evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. At the end of each reporting period, Angion re-evaluates the probability of achievement of milestones and any related constraint, and if necessary, adjusts the estimate of the overall transaction price.
Sales-based milestones and royalties: For sales-based royalties, including milestone payments based on the level of sales, Angion determines whether the sole or predominant item to which the royalties relate is a license. When the license is the sole or predominant item to which the sales-based royalty relates, Angion recognizes revenue at the later of: (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, Angion has not recognized any sales-based royalty revenue resulting from any license agreement.
Deferred revenue, which is a contract liability, represents amounts received by Angion for which the related revenues has not been recognized because one or more of the revenue recognition criteria have not been met. The current portion of deferred revenue represents the amount expected to be recognized within one year from the consolidated balance sheet date based on the estimated performance period of the underlying performance obligation. The noncurrent portion of deferred revenue represents amounts expected to be recognized after one year through the end of the performance period of the performance obligation.
Using the cost-based input method, Angion recognizes revenue based on actual costs incurred as a percentage of total estimated costs as Angion completes each performance obligation. As such, Angion uses significant assumptions to determine the total estimated costs for it to complete the performance obligation identified under the Vifor License Agreement as well as the performance period. Angion reassesses the total estimated costs and performance period at each reporting period. See Note 3 to Angion’s consolidated financial statements included in this proxy statement/prospectus/information statement for more information.
Grant Revenue
Angion concluded that its government grants are not within the scope of ASC 606 as they do not meet the definition of a contract with a customer. Angion has concluded that the grants meet the definition of a contribution and are non-reciprocal transactions, and has also concluded that Subtopic 958-605, Not-for-Profit-Entities-Revenue Recognition, does not apply, as Angion is a business entity and the grants are with governmental agencies.
In the absence of applicable guidance under GAAP, Angion developed a policy for the recognition of grant revenue when the allowable costs are incurred and the right to payment is realized.
Angion believes this policy is consistent with the overarching premise in ASC 606, to ensure that revenue recognition reflects the transfer of promised goods or services to customers in an amount that reflects the consideration that Angion expects to be entitled to in exchange for those goods or services, even though there is no exchange as defined in ASC 606. Angion believes the recognition of revenue as costs are incurred and amounts become realizable is analogous to the concept of transfer of control of a service over time under ASC 606.
Research and Development
Research and development costs include, but are not limited to, payroll and personnel expenses, laboratory supplies, preclinical studies, compound manufacturing costs, consulting costs and allocated overhead, including rent, equipment, depreciation and utilities. Research and development cost may be offset by research and development refundable tax rebates received by Angion’s wholly-owned Australian subsidiary.

Angion has agreements with various Contract Research Organizations (“CROs”) and third-party vendors. Angion estimates research and development accruals of amounts due to the CRO based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. Angion includes the estimated costs of research and development provided, but not yet invoiced, in accrued liabilities on the consolidated balance sheet. Angion records payments made to CROs under this arrangement in advance of the performance of the related services as prepaid expenses and other current assets until the services are rendered. Angion makes judgments and estimates in determining the accrued liabilities balance in each reporting period. As actual costs become known, Angion adjusts its accrued liabilities. For the years ended December 31, 2022 and 2021, Angion has not experienced any material differences between accrued costs and actual costs incurred.
Stock-Based Compensation
Angion accounts for all stock-based payments to employees and non-employees, including grants of stock options, restricted stock awards (“RSAs”), restricted stock units (“RSUs”), including restricted stock units with non-market performance and service conditions (“PSUs”) to be recognized in the financial statements, based on their respective grant date fair values. Angion estimates the fair value of stock option grants using the Black-Scholes option pricing model. Angion values the RSAs, RSUs and PSUs based on the fair value of its common stock on the date of grant. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. Angion records expense for stock-based compensation related to stock options, RSAs and RSUs over the requisite service period. As the PSUs have a performance condition, Angion recognizes compensation expense for each vesting tranche over the respective requisite service period of each tranche if and when Angion’s management deems probable that the performance conditions will be satisfied. Angion may recognize a cumulative true-up adjustment related to PSUs once a condition becomes probable of being satisfied if the related service period had commenced in a prior period. Angion records all stock-based compensation costs in general and administrative or research and development costs in the consolidated statements of operations based upon the respective employee or non-employee's roles within Angion. Angion records forfeitures as they occur.
See Note 7 to Angion’s consolidated financial statements included in this proxy statement/prospectus/information statement for more information concerning certain of the specific assumptions Angion used in applying the Black-Scholes option pricing model to determine the estimated fair value of its stock options. Certain of such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and Angion uses significantly different assumptions or estimates, Angion’s stock-based compensation could be materially different.
Restructuring and Long-Lived Asset Impairment
Restructuring charges
Angion recognizes restructuring charges related to reorganization plans that have been committed by management. In connection with these activities, Angion records restructuring charges at fair value for one-time employee termination benefits on the communication date from management to the employees provided that management has committed to a plan of termination, the plan identifies the employees and their expected termination dates, the details of termination benefits are complete, and it is unlikely that changes to the plan will be made or the plan will be withdrawn.
For one-time employee terminations benefits, Angion recognizes the liability in full on the communication date when future services are not required or amortize the liability ratably over the service period, if required. The fair value of termination benefits reflects Angion’s estimates of expected utilization of certain company-funded post-employment benefits. See Note 10 to Angion’s consolidated financial statements included in this proxy statement/prospectus/information statement for additional information on the severance expense that Angion recognized for employees terminated in connection with its reductions in force.
Long-lived asset impairment
Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, Angion first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary See Note 10 to Angion’s consolidated financial statements included in this proxy statement/prospectus/information statement for more information regarding the impairment charge Angion recorded in connection with the long-lived assets.
Warrant Liability
Angion accounts for certain common stock warrants outstanding as a liability, in accordance with ASC 815, at fair value and adjust the instruments to fair value at each reporting period. This liability is subject to re-measurement at each reporting period until exercised, and Angion recognizes any change in fair value in the consolidated statements of operations as a component of other income (expense). Angion had estimated the fair value of the warrants issued by it using a variant of the Black Scholes option pricing model. Angion valued the underlying equity included in the Black Scholes option pricing model based on the equity value implied from sales of preferred and common stock.
Income Taxes
Angion records income taxes in accordance with ASC 740, Income Taxes (ASC 740), which provides for deferred taxes using an asset and liability approach. Angion recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Angion determines deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which Angion expects the differences to reverse. Angion provides valuation allowances if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
Angion accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, Angion recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.
Recent Accounting Pronouncements
See Note 2, “Summary of Significant Accounting Policies” in the Notes to the Consolidated Financial Statements set forth in Angion’s financial statements included in this proxy statement/prospectus/information statement for a full description of recent accounting standards.
Emerging Growth Company and Smaller Reporting Company Status
Angion is a smaller reporting company and an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay the adoption of new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for emerging growth companies include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor's report on internal controls over financial reporting pursuant to Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley) an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation, and less extensive disclosure about Angion’s executive compensation arrangements. Angion has elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that (i) Angion is no longer an emerging growth company or (ii) Angion affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, Angion’s consolidated financial statements may not be comparable to companies that comply with new or revised accounting standards as of public company effective dates.
Angion will remain an emerging growth company until the earliest of (i) December 31, 2026, (ii) the last day of Angion’s first fiscal year in which it has total annual gross revenue of $1.235 billion or more, (iii) the date on which

Angion is deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (Exchange Act), which means the market value of equity securities that is held by non-affiliates exceeds $700 million as of the last business day of Angion’s most recently completed second fiscal quarter and (iv) the date on which Angion has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
Even after Angion no longer qualify as an emerging growth company, it may still qualify as a “smaller reporting company” and/or “non-accelerated filer” which may allow Angion to take advantage of many of the same exemptions from disclosure requirements including not being required to comply for a period of time with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, and reduced disclosure obligations regarding executive compensation in Angion’s periodic reports and proxy statements.

ELICIO MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of Elicio’s financial condition and results of operations together with the section titled “Unaudited Pro Forma Condensed Combined Financial Information” and Elicio’s audited consolidated financial statements and related notes for the period ended December 31, 2022 appearing at the end of this proxy statement/prospectus/information statement. Some of the information contained in this discussion and analysis or set forth at the end of this proxy statement/prospectus/information statement, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section titled “Risk Factors” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section titled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Cautionary Note Regarding Forward-looking Statements.”
Overview
We are a clinical-stage biotechnology company developing a pipeline of novel immunotherapies for the treatment of cancer and other diseases. For therapies designed to engage the immune system to treat disease, it is critical to target activation at the unique location where adaptive immune responses are generated. Our proprietary Amphiphile, or AMP, platform delivers immunotherapeutics directly to the “brain center” of the immune system - the lymph nodes. We believe this site-specific delivery of disease-specific antigens, adjuvants, and other immunomodulators will more efficiently educate, activate, and amplify critical immune cells, resulting in induction and persistence of potent adaptive immunity required to treat many diseases. In preclinical models, we have observed lymph node specific engagement driving therapeutic immune responses of increased magnitude, function, and durability. We believe our AMP lymph node targeted approach will produce superior clinical benefits compared to immunotherapies that do not engage the lymph nodes.
Our operations through December 31, 2022 have been financed primarily by aggregate net proceeds of $89.1 million from the issuance of convertible preferred stock, convertible notes, the exercise of stock options and common stock warrants. Since inception, we have had significant annual operating losses. Our net loss was $28.2 million and $26.4 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $107.0 million and $6.2 million in cash and cash equivalents. Additionally, as of December 31, 2022, we had current restricted cash associated with a grant in the amount of $1.6 million that is available to pay related research expenses as they are incurred over the period ending September 30, 2023.
Elicio Therapeutics, Inc. was incorporated in Delaware as Vedantra Pharmaceuticals Inc. in August 2011. In December 2018, Elicio formed a wholly owned subsidiary, Elicio Securities Corporation, a Massachusetts corporation.
Our losses from operations, negative operating cash flows and accumulated deficit, as well as the additional capital needed to fund operations within one year of the audited consolidated financial statement issuance date, raise substantial doubt about our ability to continue as a going concern. We expect to incur substantial expenditures in the foreseeable future for the development of our product candidates and will require additional financing to continue this development. Our audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus/information statement have been prepared on a basis that assumes that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Our audited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.
Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our accounts payable and accrued expenses. We expect to continue to incur net losses for the foreseeable future, and we expect our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. In particular, we expect our expenses to increase as we continue our development of, and seek regulatory approvals for, our product candidates, as well as hire additional personnel, pay fees to outside consultants, attorneys and accountants, and, if the Merger is consummated, incur other increased costs associated with being a public company. In addition, if and when we seek and obtain regulatory approval to commercialize any product candidate, we will also incur increased expenses in connection with commercialization and marketing of any such product. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials and our expenditures on other research and development activities. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:
•	advance our lead product candidate, ELI-002 to late stage clinical trials;
•	advance our other product candidates;
•	advance our preclinical programs to clinical trials;
•	further invest in our pipeline;
•	seek regulatory approval for our investigational medicines;
•	maintain, expand, protect and defend our intellectual property portfolio;
•	acquire or in-license technology;
•	secure facilities to support continued growth in our research, development and commercialization efforts;
•	take temporary precautionary measures to help minimize the risk of COVID-19 to our employees; and
•	increase our headcount to support our development efforts and to expand our clinical development team.
We believe that our cash on hand, along with the minimum cash of $25 million required to be delivered by Angion in the Merger, will enable us to fund our operations through calendar year 2023 based on our current plan We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. To finance our operations beyond that point we will need to raise additional capital, which cannot be assured. The Company’s losses from operations, negative operating cash flows and accumulated deficit, as well as the additional capital needed to fund operations within one year of the audited consolidated financial statement issuance date, raise substantial doubt about the Company’s ability to continue as a going concern.
We have not had any products approved for sale. We do not expect to generate any product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. As a result, until such time, if ever, that we can generate substantial product revenue, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including collaborations, licenses or similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed or on favorable terms, if at all. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies, including our research and development activities. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.
The COVID-19 pandemic continues to evolve. While it appears its most severe effects have subsided, COVID-19 could re-emerge or new public health threats could appear. The future impact of the COVID-19 pandemic or a similar health disruption is highly uncertain and subject to change. We cannot predict the full extent of potential delays or impacts on our business, our clinical trials, health care systems, third parties with whom we engage or the global economy as a whole, but if we or any of the third parties with whom we engage, including personnel at contract manufacturing operations, or CMOs, and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timeline presently planned could be materially and adversely impacted. While we have been able to continue to execute our overall business plan, some of our business activities have taken longer to complete than anticipated, particularly with respect to the manufacture of ELI-002 in preparation for our Phase 1/2 clinical trial (AMPLIFY-201), and we continue to adjust to the challenges of operating in a largely remote setting with our employees. Overall, we recognize the challenges of product development during a pandemic, and we will continue to closely monitor events as they develop and plan for alternative and mitigating measures if needed.
On January 17, 2023, Elicio entered into the Merger Agreement with Angion, a clinical development corporation. The merger will result in Elicio becoming a publicly traded company. The transaction is expected to close prior to June 30, 2023.

In conjunction with the execution of the Merger Agreement, Elicio entered into an agreement to issue two promissory notes with a 20% discount up to an aggregate principal of $12,500,000 with interest at an annual rate of 1% in exchange for cash in an aggregate of $10,000,000. Upon the signing of the Merger Agreement, Elicio issued the first promissory note with a principal of $6,250,000 and received cash totaling $5,000,000. Upon delivery of Elicio’s 2022 audited financial statements in March 2023, Elicio issued the second promissory note with a principal of $6,250,000 and received cash totaling $5,000,000. Principal and accrued interest of any outstanding notes will be credited towards the net cash provided by Angion at the close of the merger or payable by Elicio if the merger is terminated, as further detailed in the Merger Agreement.
Components of Operating Results
Operating Expenses
Our operating expenses since inception have consisted primarily of research and development expenses and general and administrative costs.
Research and Development
Our research and development expenses consist primarily of costs incurred for the development of our product candidates and our drug discovery efforts, which include:
•	personnel costs, which include salaries, benefits and equity-based compensation expense;
•	expenses incurred under agreements with consultants and contract organizations that conduct research and development activities on our behalf;
•	costs related to sponsored research service agreements;
•	costs related to production of preclinical and clinical materials, including fees paid to contract manufacturers;
•	laboratory and vendor expenses related to the execution of preclinical studies and planned clinical trials; and
•	laboratory supplies and equipment used for internal research and development activities.
We expense all research and development costs in the periods in which they are incurred. Costs for certain research and development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and service providers.
Our research and development expenses are not currently tracked on a program-by-program basis. We use our personnel and infrastructure resources across multiple research and development programs directed toward identifying and developing product candidates. Substantially all our research and development costs in the years ended December 31, 2022 and 2021, were incurred on the development of ELI-002 and ELI-004, an AMP adjuvant that is a significant component of ELI-002, and our preclinical candidates. In the years ended December 31, 2022 and 2021, we advanced several programs from discovery through preclinical development, and we advanced ELI-002 into the clinical development stage.
We expect our research and development expenses to increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, including investments in conducting clinical trials, manufacturing and otherwise advancing our programs. The process of conducting the clinical research necessary to obtain regulatory approval is costly and time-consuming, and the successful development of our product candidates is highly uncertain.

Because of the numerous risks and uncertainties associated with product development and the current stage of development of our product candidates and programs, we cannot reasonably estimate or know the nature, timing and estimated costs necessary to complete the remainder of the development of our product candidates or programs. We are also unable to predict if, when, or to what extent we will obtain approval and generate revenues from the commercialization and sale of any of our product candidates. The duration, costs and timing of preclinical studies and clinical trials and development of our product candidates will depend on a variety of factors, including:
•	successful completion of preclinical studies and initiation of clinical trials for future product candidates;
•	successful enrollment and completion of clinical trials for our current product candidates;
•	data from our clinical programs that support an acceptable risk-benefit profile of our product candidates in the intended patient populations;
•
acceptance by the U.S. Food and Drug Administration, or FDA, or other applicable regulatory agencies of the Investigational New Drug, or IND, applications, clinical trial applications and/or other regulatory filings for ELI-002 and other product candidates;

•	expansion and maintenance of a workforce of experienced scientists and others to continue to develop our product candidates;
•	successful application for and receipt of marketing approvals from applicable regulatory authorities;
•	obtainment and maintenance of intellectual property protection and regulatory exclusivity for our product candidates;
•	making of arrangements with contract manufacturing organizations for, or establishment of, commercial manufacturing capabilities;
•
establishment of sales, marketing and distribution capabilities and successful launch of commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

•	acceptance of our product candidates, if and when approved, by patients, the medical community and third-party payors;
•	effective competition with other therapies;
•	obtainment and maintenance of coverage, adequate pricing and adequate reimbursement from third-party payors, including government payors;
•	maintenance, enforcement, defense and protection of our rights in our intellectual property portfolio;
•	avoidance of infringement, misappropriation or other violations with respect to others’ intellectual property or proprietary rights; and
•	maintenance of a continued acceptable safety profile of our products following receipt of any marketing approvals.
We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our preclinical studies and clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. A change in the outcome of any of these factors could mean a significant change in the costs and timing associated with the development of our current and future preclinical and clinical product candidates. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in execution of or enrollment in any of our preclinical studies or clinical trials, we could be required to expend significant additional financial resources and time on the completion of preclinical and clinical development.
Research and development activities account for a significant portion of our operating expenses. We expect our research and development expenses to increase for the foreseeable future as we continue to implement our business strategy, which includes advancing ELI-002 and our other product candidates through clinical development, expanding our research and development efforts, including hiring additional personnel to support our research and development efforts, and seeking regulatory approvals for our product candidates that successfully complete clinical trials. In addition, product candidates in later stages of clinical development generally incur higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect our research and development expenses to increase as our product candidates advance into later stages of clinical development. However, we do not believe that it is possible at this time to accurately project total program-specific expenses through commercialization. There are numerous factors associated with the successful commercialization of any of our product candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on our stage of development.
General and Administrative Expenses
Our general and administrative expenses consist primarily of personnel costs, including equity-based compensation, and other expenses for outside professional services, including legal, recruiting, audit and accounting and facility-related costs not otherwise included in research and development expenses. Personnel costs consist of salaries, benefits and equity-based compensation expense, for our personnel in executive and other administrative functions. We expect our general and administrative expenses to increase over the next several years to support our continued research and development activities, manufacturing activities, increased costs of expanding our operations and operating as a public company. These increases will likely include increases related to the hiring of additional personnel and legal, regulatory and other fees and services associated with maintaining compliance with Nasdaq Stock Market LLC, or Nasdaq, Marketplace Rules, or the Nasdaq Listing Rules and Securities and Exchange Commission, or SEC, requirements, director and officer insurance costs and investor relations costs associated with being a public company.
Other Income/(Expense)
Our other income is comprised of interest from cash equivalents.
Our other expense is comprised of expenses related to the change in fair value of the embedded derivative and interest accrued from the convertible notes.
Results of Operations
Comparison of the Years Ended December 31, 2022 and 2021
The following sets forth our results of operations for the years ended December 31:
			Change
	2022	2021	Amount	Percent
Operating expenses
Research and development	$18,103,106	$17,931,797	$171,309	1%
General and administrative	5,630,276	7,542,889	(1,912,613)	(25%)
Total operating expenses	23,733,382	25,474,686	(1,741,304)	(7%)
Loss from operations	(23,733,382)	(25,474,686)	(1,741,304)	(7%)
Other income/(expense)
Change in fair value of embedded derivative	(945,355)	(52,962)	(892,393)	1685%
Gain on extinguishment of convertible notes payable	2,058	—	2,058	100%
Interest income	64,829	3,392	61,437	1811%
Interest expense	(3,595,838)	(876,442)	(2,719,396)	(310%)
Net loss	$(28,207,688)	$(26,400,689)	$(1,806,990)	(7%)
Research and development expenses
Research and development expenses were $18.1 million for the year ended December 31, 2022, compared to $17.9 million for the year ended December 31, 2021. The increase of $0.2 million was due to increases of $2.7 million in the cost of clinical activities, $1.2 million in personnel costs, and $0.9 million in facilities and other costs, offset by decreases of $2.1 million of expenses related to contract manufacturing, $1.6 million in preclinical, and $0.9 million in allocations to grant project. Costs during the year ended December 31, 2022 directly related to our lead product candidate, ELI-002, were $7.9 million compared to $7.3 million for the year ended December 31, 2021, an increase of $0.6 million.

General and administrative expenses
General and administrative expenses were $5.6 million for the year ended December 31, 2022, compared to $7.5 million for the year ended December 31, 2021. The decrease of $1.9 million was due primarily to a decrease of $2.5 million in expensing professional fees and fees associated with the abandoned IPO as determined in August 2021, and $0.3 million in patent costs, offset by increase of $0.1 million in personnel related costs, $0.4 million in consulting costs and $0.4 million in facilities and other costs.
Other income/(expense)
Interest income for the year ended December 31, 2022 was $64,829 compared to $3,392 for the year ended December 31, 2021. The increase of $61,437 was due to higher cash balances and higher interest rates.
Interest expense for the year ended December 31, 2022 was $3.6 million compared to $0.9 million for the year ended December 31, 2021. The increase of $2.7 million was due to the interest on the outstanding Convertible Notes issued in October and November 2021.
The change in the fair value of embedded derivative for the year ended December 31, 2022, was $0.9 million compared to $0.1 million for the year ended December 31, 2021. The increase of $0.8 million through the date of the conversion of the convertible notes was due to the change in the fair market value of the embedded derivative for the Convertible Notes issued.
Liquidity and Capital Resources
Sources of Liquidity
Our operations through December 31, 2022 have been financed primarily by aggregate net proceeds of $89.1 million from the issuance of convertible preferred stock, convertible notes, and the exercise of stock options and common stock warrants. Since inception, we have had significant operating losses. Our net loss was $28.2 million and $26.4 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $107.0 million and $6.2 million in cash and cash equivalents. Our primary use of cash is to fund operating expenses, which consist primarily of research and development expenditures, and to a lesser extent, general and administrative expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses.
Our losses from operations, negative operating cash flows and accumulated deficit, as well as the additional capital needed to fund operations within one year of the audited consolidated financial statement issuance date, raise substantial doubt about our ability to continue as a going concern. We expect to incur substantial expenditures in the foreseeable future for the development of our product candidates and will require additional financing to continue this development. The audited consolidated financial statements appearing elsewhere in this prospectus have been prepared on a basis that assumes that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The audited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.
Cash Flows
The following table summarizes our cash flows for the years ended December 31, 2022 and 2021:
	Years Ended December 31,
	2022	2021
Net cash used in operating activities	$(22,178,766)	$(23,939,045)
Net cash used in investing activities	(653,836)	(525,359)
Net cash provided by financing activities	21,202,230	19,393,568
Net (decrease) in cash, cash equivalents, and restricted cash	$(1,630,372)	$(5,070,836)

Net Cash Used in Operating Activities
Net cash used in operating activities of $22.2 million during the year ended December 31, 2022 was attributable to our net loss of $28.2 million and source of cash of $0.5 million resulting from the change in operating assets and liabilities, partially offset by non-cash charges of $5.5 million, principally with respect to $3.6 million of non-cash interest expense, $0.9 million of non-cash change in fair value of embedded derivative, $0.4 million of depreciation expense, and $0.6 million of stock based compensation expense.
Net cash used in operating activities of $23.9 million during the year ended December 31, 2021 was attributable to our net loss of $26.4 million and source of cash of $0.9 million resulting from the change in operating assets and liabilities, partially offset by non-cash charges of $1.6 million, principally with respect to $0.7 million of non-cash interest expense, $0.3 million of depreciation expense, and $0.6 million of stock based compensation expense.
Net Cash Used in Investing Activities
Net cash used in investing activities in the years ended December 31, 2022 and 2021 of $0.7 million and $0.5 million, respectively, was comprised of purchases of capital equipment.
Net Cash Provided by Financing Activities
Net cash provided by financing activities for the year ended December 31, 2022 was $21.2 million, comprised of $21.1 million of net proceeds from the issuance of Series C Preferred Stock and $0.1 million of proceeds from the exercise of common stock options.
Net cash provided by financing activities for the year ended December 31, 2021 was $19.4 million, comprised of $4.9 million net proceeds from the issuance of Series B Preferred, $14.5 million proceeds from the issuance of Convertible Notes, $0.2 million from the settlement of a note receivable and $0.2 million of exercise of common stock warrants, common stock options, and the issuance of common stock, offset by $0.4 million in issuance costs for the convertible notes.
Funding Requirements
Any product candidates we may develop may never achieve commercialization, and we anticipate that we will continue to incur losses for the foreseeable future. We expect that our research and development expenses, general and administrative expenses, and capital expenditures will continue to increase. As a result, until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. Our primary uses of capital are, and we expect will continue to be, costs related to clinical research, manufacturing and development services; compensation and related expenses; costs relating to the build-out of our headquarters, other offices and laboratories; license payments or milestone obligations that may arise; laboratory expenses and costs for related supplies; manufacturing costs; legal and other regulatory expenses and general overhead costs.
We believe that our cash on hand, along with the minimum cash of $25 million required to be delivered by Angion in the Merger, will enable us to fund our operations through calendar year 2023 based on our current plan to finance our operations beyond that point, we will need to raise additional capital, which cannot be assured. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. We will continue to require additional financing to advance our current product candidates through clinical development, to develop, acquire or in-license other potential product candidates and to fund operations for the foreseeable future. We will continue to seek funds through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. If we do raise additional capital through public or private equity offerings, the ownership interest of our existing stockholders, including investors in this offering, will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise capital, we will need to delay, reduce or terminate planned activities to reduce costs.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:
•	the impacts of the COVID-19 pandemic;
•	the progress, costs and results of our ongoing Phase 1/2 clinical trial of ELI-002 (AMPLIFY-201) and our potential future clinical trials for our other product candidates;
•	the scope, progress, results and costs of discovery research, preclinical development, laboratory testing and clinical trials for our other product candidates;
•	the costs, timing and outcome of regulatory review of our product candidates;
•	our ability to enter into contract manufacturing arrangements for supply of active pharmaceutical ingredient, or API, and manufacture of our product candidates and the terms of such arrangements;
•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;
•	the payment or receipt of milestones and receipt of other collaboration-based revenues, if any;
•
the costs and timing of any future commercialization activities, including product manufacturing, sales, marketing and distribution, for any of our product candidates for which we may receive marketing approval;

•	the amount and timing of revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;
•
the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights and defending any intellectual property-related claims;

•	the extent to which we acquire or in-license other products, product candidates, technologies or data referencing rights;
•	the ability to receive additional non-dilutive funding, including grants from organizations and foundations; and
•	the costs of operating as a public company.
Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated product development programs.
Critical Accounting Policies and Use of Significant Judgments and Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.
Going Concern
Our evaluation of our ability to continue as a going concern requires us to evaluate our future sources and uses of cash sufficient to fund our currently expected operations in conducting research and development activities one year from the date our audited consolidated financial statements are issued. We evaluate the probability associated with each source and use of cash resources in making our going concern determination. The research and development of pharmaceutical products is inherently subject to uncertainty.
Research and Development Costs
We will incur substantial expenses associated with manufacturing and clinical trials. Accounting for clinical trials relating to activities performed by contract research organizations, or CROs, and other external vendors requires management to exercise significant estimates in regard to the timing and accounting for these expenses. We estimate costs of research and development activities conducted by service providers, which include the conduct of sponsored research, preclinical studies and contract manufacturing activities. The diverse nature of services being provided under CROs and other arrangements, the different compensation arrangements that exist for each type of service and the lack of timely information related to certain clinical activities complicates the estimation of accruals for services rendered by CROs and other vendors in connection with clinical trials. We record the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced and include these costs in the accrued expenses or prepaid expenses on the balance sheets and within research and development expense on the consolidated statements of operations. In estimating the duration of a clinical study, we evaluate the start-up, treatment and wrap-up periods, compensation arrangements and services rendered attributable to each clinical trial and fluctuations are regularly tested against payment plans and trial completion assumptions.
We estimate these costs based on factors such as estimates of the work completed and budget provided and in accordance with agreements established with our collaboration partners and third-party service providers. We make significant judgments and estimates in determining the accrued liabilities and prepaid expense balances in each reporting period. As actual costs become known, we adjust our accrued liabilities or prepaid expenses. We have not experienced any material differences between accrued costs and actual costs incurred since our inception.
Our expenses related to clinical trials will be based on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services received and efforts expended pursuant to contracts with multiple research institutions and CROs that may be used to conduct and manage clinical trials on our behalf. We will accrue expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we will modify our estimates of accrued expenses accordingly on a prospective basis.
Fair market value of common stock
As there has been no public market for the Common Stock, the estimated fair value of the Common Stock has been determined by Elicio’s Board of Directors as of the date of each option grant, with input from management, considering Elicio's most recently available third-party valuations of Common Stock and its Board of Directors' assessment of additional objective and subjective factors it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Common Stock valuations were prepared using the option pricing method. These third-party valuations were performed at various dates, which resulted in valuations of the Common Stock of $0.25 per share as of August 31, 2021 and $0.07 per share as of October 18, 2022.
Leases
ASU No. 2016-02, Leases (ASC 842) establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and corresponding lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the unaudited statement of operations as well as the reduction of the right of use asset.
At the inception of an arrangement, Elicio determines whether the arrangement is or contains a lease based on specific facts and circumstances, the existence of an identified asset(s), if any, and Elicio’s control over the use of the identified asset(s), if applicable. Operating lease liabilities and their corresponding ROU assets are recorded based on the present value of future lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, Elicio will utilize the incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

Elicio has elected to combine lease and non-lease components as a single component. Operating leases are recognized on the consolidated balance sheet as ROU lease assets, current lease liabilities and non-current lease liabilities. Fixed rents are included in the calculation of the lease balances, while variable costs paid for certain operating and pass-through costs are excluded. Lease expense is recognized over the expected term on a straight-line basis.
Stock-based Compensation
Prior to the proposed Merger, we issued equity-based compensation awards through the granting of options, which generally vest over four years. We account for equity-based compensation in accordance with Accounting Standards Codification, or ASC, 718, Compensation-Stock Compensation, or ASC 718. In accordance with ASC 718, compensation cost is measured at estimated fair value at grant date and is included as compensation expense over the vesting period during which service is provided in exchange for the award. Compensation cost of awards that contain a performance condition are recognized when success is considered probable during the performance period.
We use the Black-Scholes option pricing model, or Black-Scholes, to determine fair value of our options. Black-Scholes includes various assumptions, including the fair value of common shares, expected life of incentive shares, the expected volatility and the expected risk-free interest rate. These assumptions reflect our best estimates, but they involve inherent uncertainties based on market conditions generally outside our control. As a result, if other assumptions had been used, equity-based compensation cost could have been materially impacted. Furthermore, if we use different assumptions for future grants, equity-based compensation cost could be materially impacted in future periods.
The risk-free interest rate is estimated using the weighted average rate of return on U.S. Treasury notes with a life that approximates the expected life of the option. The expected term of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. Elicio uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term. The contractual life of the option was used for the expected life of options granted to non-employees. Expected volatility is based on the weighted average of the historical volatility of a peer group of publicly traded companies. The assumed dividend yield is based upon Elicio's expectation of not paying dividends in the foreseeable future.
We granted stock options to purchase 38,551,352 shares of common stock during the year ended December 31, 2022. The fair value of our awards in the year ended December 31, 2022 has been estimated using Black-Scholes based on the following assumptions: term of 5.5-10.0 years; volatility of 60.3-73.2%; risk-free rate of 1.64-3.88%; and no expectation of dividends.
We granted stock options to purchase 2,970,308 shares of common stock in the year ended December 31, 2021. The fair value of ourawards in the year ended December 31, 2021 has been estimated using Black-Scholes based on the following assumptions: term of 6.08-10.0 years; volatility of 64.0-66.0%; risk-free rate of 0.59-1.54%; and no expectation of dividends.
We will continue to use judgment in evaluating the assumptions utilized for our equity-based compensation expense calculations on a prospective basis. In addition to the assumptions used in the Black-Scholes model, the amount of equity-based compensation expense we recognize in our consolidated financial statements includes incentive share forfeitures as they occurred.
As there has been no public market for our common shares to date, our board of directors, with input from management, has determined the estimated fair value of our common shares as of the date of each incentive share grant considering our then-most recently available third-party valuation of common shares. Valuations are updated when facts and circumstances indicate that the most recent valuation is no longer valid, such as changes in the stage of our development efforts, various exit strategies and their timing, and other scientific developments that could be related to the valuation of our company, or, at a minimum, annually. Third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
The estimates of fair value of our common stock are highly complex and subjective. There are significant judgments and estimates inherent in the determination of the fair value of our common shares. These judgments and estimates include assumptions regarding our future operating performance, the time to completing a liquidity event, the related valuations associated with these events, and the determinations of the appropriate valuation methods at each valuation date. The assumptions underlying these valuations represent our best estimates, which involve inherent uncertainties and the application of management judgment. If we had made different assumptions, our equity-based compensation expense, net loss and net loss per share applicable to common stockholders could have been materially different.
Following the completion of this Merger, we intend to determine the fair value of our common stock based on the closing price of our common stock as reported by Nasdaq on the date of grant.
The following table details equity-based awards that we granted and awarded in the years ended December 31, 2022 and 2021:
Grant Date	Type of Award	Number of Shares Subject to Awards Granted	Per Share Exercise Price	Estimate of Common Share Fair Value Per Share on Grant Date
February 1, 2021	Stock Option	1,956,166	0.23	0.23
March 11, 2021	Restricted Stock Units	839,142	—	0.23
March 11, 2021	Stock Option	150,000	0.23	0.23
March 11, 2021	Stock Option	25,000	0.23	0.23
January 16, 2022	Stock Option	640,000	0.25	0.25
January 16, 2022	Stock Option	25,000	0.25	0.25
March 31, 2022	Stock Option	2,605,000	0.25	0.25
March 31, 2022	Stock Option	525,000	0.25	0.25
November 28, 2022	Stock Option	26,950,891	0.07	0.07
December 6, 2022	Stock Option	7,805,467	0.07	0.07
Derivative Financial Instruments
The convertible notes include an embedded derivative requiring bifurcation in accordance with Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. The valuation of this instrument is determined using widely accepted valuation technique including the probability weighted expected return model. The fair value was determined using a model with the assumptions for equity value proceeds, probability of occurrence of various liquidation scenarios, timeline to liquidity and risk-free interest rate. The fair value of this derivative instrument is measured at each reporting period with changes in fair value reported in earnings. On October 18, 2022, in conjunction with the shares of Series C preferred Stock issued on this same date, the Convertible Notes Payable totaling $14,470,000 and the related accrued interest totaling $1,131,952 automatically converted into 75,700,879 shares of Series C Preferred Stock at an 80% discount to the Series C Preferred Stock issuance price per share of $0.2576, or $0.2061 per share. Just prior to settlement, the fair value of the embedded derivative was marked to market a final time to the aggregate value of $3,900,652. Elicio recorded a gain on extinguishment totaling $2,058 related to the difference in the total of Convertible Notes Payable, total accrued interest and the final fair value of the embedded derivative versus the value of the Series C Preferred Stock shares issued based on the original issuance price of $0.2576.
Recently Adopted Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in the notes to our consolidated financial statements appearing elsewhere in this prospectus.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations as of December 31, 2022:
	Payments due by period
	Total	Less than one year	One to two years	Three to four years	Five and more years
Leases	$9,952,866	$1,265,883	$2,646,787	$2,808,032	$3,232,164
Total contractual obligations	$9,952,866	$1,265,883	$2,646,787	$2,808,032	$3,232,164

We enter into contracts in the normal course of business with third-party service providers for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. We have not included our payment obligations under these contracts in the table as these contracts generally provide for termination upon notice, and therefore, we believe that our non-cancelable obligations under these agreements are not material and we cannot reasonably estimate the timing of if and when they will occur. We could also enter into additional research, manufacturing, supplier and other agreements in the future, which may require up-front payments and even long-term commitments of cash.
In January 2016, we licensed certain intellectual property from Massachusetts Institute of Technology, or MIT, on terms that have been amended from time to time. The license term for both licenses extends until terminated by either party under certain provisions. We are required to pay certain contractual maintenance and milestone payments related to clinical trials and royalties on product sales over the term of the contract, with minimum annual royalty payments commencing in the calendar year after commercialization.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
As of December 31, 2022, our cash consists of cash held as deposits at a major financial banking institution and highly liquid investments with an original maturity of three months or less at the date of purchase. As a result, the fair value of our portfolio is relatively insensitive to interest rate changes. As of December 31, 2022, we had no variable-rate debt outstanding and are therefore not exposed to interest rate risk with respect to debt. We believe a hypothetical 100 basis point increase or decrease in interest rates during the period presented would not have had a material impact on our financial results.
Foreign Currency Risk
All of our employees and our operations are currently located in the United States and our expenses are generally denominated in U.S. dollars. We believe a hypothetical 100 basis point increase or decrease in exchange rates during the period presented would not have had a material impact on our financial results.
Effects of Inflation
We believe that inflation and changing prices have had a moderate impact on our results of operations for the period presented herein.

MANAGEMENT FOLLOWING THE MERGER
The following table provides information regarding the expected directors and executive officers of the combined company following the closing of the Merger:
Name	Age	Position
Robert Connelly	63	Chief Executive Officer, President and Class Director
Daniel Geffken	66	Interim Chief Financial Officer
Christopher Haqq, M.D., Ph.D.	57	Executive Vice President, Head of Research and Development and Chief Medical Officer
Annette Matthies, Ph.D.	46	Chief Business Officer
Peter DeMuth, Ph.D.	37	Chief Scientific Officer
Jay R. Venkatesan, M.D.	51	Class Director
Julian Adams, Ph.D.	68	Class Director
Carol Ashe	65	Class Director
Yekaterina (Katie) Chudnovsky	38	Class Director
Daphne Karydas	50	Class Director
Assaf Segal	51	Class Director
Executive Officers
Robert Connelly has served as Elicio’s Chief Executive Officer and as a member of Elicio’s Board since October 2018. Mr. Connelly has nearly 40 years of experience in the life sciences sector in leadership and operational roles. From 2013 to 2018, Mr. Connelly served as the CEO and as a member of the board of Axcella Health Inc. (Nasdaq: AXLA), a clinical-stage therapeutics company developing endogenous modulators of metabolism to treat an array of diseases. Prior to Axcella, Mr. Connelly served as the founding CEO of WikiCell Designs and the Chairman of Aero Designs, each utilizing drug delivery technologies to create new food, beverage and supplement product, both of which merged into Incredible Foods in 2013. Prior to that, Mr. Connelly served as the CEO of Pulmatrix, Inc. (Nasdaq: PULM), a clinical-stage biopharmaceutical company developing inhaled therapies to address pulmonary diseases, from 2007 to 2012. From 2000 to 2007, Mr. Connelly served as the founding CEO and first employee of Domantis Ltd., a U.K.-based biotechnology company, which was acquired by GlaxoSmithKline plc. He began his career with life science companies Abbott Laboratories (NYSE: ABT) and BioVeris Corp (Nasdaq: IGEN) in positions of increasing responsibility. Mr. Connelly previously served on the boards of publicly traded life science companies Kaleido Biosciences, Inc. (Nasdaq: KLDO) from 2015 to 2018 and Anchiano Therapeutics Ltd. (Nasdaq: ANCN) from 2018 to 2019, as well as on the boards of several privately held biopharmaceutical companies. He also served as a Venture Partner with Flagship Pioneering from 2013 to 2018, working on the creation and management of several biotechnology portfolio companies. Mr. Connelly received a B.S. in Business Administration from the University of Florida.
Daniel Geffken has served as Elicio’s Interim Chief Financial Officer since 2013 and as a member of Elicio’s Board since 2017. Mr. Geffken is a founder and managing director at Danforth Advisors, LLC, a management consulting firm to the life science industries, where he has served since 2011. Mr. Geffken brings more than 30 years of extensive experience with both publicly-traded and privately-held companies. Through Danforth, Mr. Geffken has served as CFO for ProMIS Neurosciences (TSX: PMN; OTCQB: ARFXF), a biotechnology company focused on the development of therapeutics for neurodegenerative diseases, since March 2017, and Locust Walk Acquisition Corp. (Nasdaq: LWAC) since October 2020 until its merger with eFFECTOR Therapeutics, Inc. in August 2021, and as interim CFO for Eloxx Pharmaceuticals, Inc. (Nasdaq: ELOX), a clinical-stage biopharmaceutical company developing novel RNA-modulating drug candidates, since April 2021. He also currently consults with various life sciences companies, including Prilenia Therapeutics Development Corp., Apic Bio Inc., Clear Creek Bio, Inc., Dermbiont, Inc., and Calcimedica Inc. Since 2019, Mr. Geffken has been a member of the board of directors of Windtree Therapeutics (Nasdaq: WINT), a biopharmaceutical company, and from May 2013 to October 2017, he was a member of the board of directors of Alcobra Ltd., a publicly traded biotechnology company that merged with Arcturus Therapeutics, Inc. (Nasdaq: ARCT). From November 2017 until May 2018, Mr. Geffken served on the board of directors of Arcturus. Mr. Geffken holds a B.S. in Economics from The Wharton School, University of Pennsylvania, and an M.B.A. from Harvard Business School.

Christopher Haqq, M.D., Ph.D. has served as Elicio’s Executive Vice President, Head of Research and Development and Chief Medical Officer since October 2019. Dr. Haqq brings over 20 years of drug development leadership experience at both large and small biotechnology companies. From 2017 to 2019, Dr. Haqq served as the Executive Vice President and CSO of Atara Biotherapeutics, Inc. (Nasdaq: ATRA), a biotechnology company focused on T-cell immunotherapy, where he previously served as the first CMO from 2012 to 2017. From 2007 to 2011, Dr. Haqq was the lead medical monitor for the pivotal trial leading to marketing approval for Zytiga® at Cougar Biotechnology, Inc., a cancer-focused biotechnology company that was acquired by Johnson & Johnson (NYSE: JNJ) in 2009. Prior to that time, Dr. Haqq served in drug development roles at Amgen Inc. (Nasdaq: AMGN), a biotechnology company, and practiced as a medical oncologist and led a translational science laboratory as an Assistant Adjunct Professor in the Division of Hematology/Oncology at the University of California, San Francisco. Dr. Haqq received a B.S. from Stanford University and an M.D. and a Ph.D. from Harvard Medical School.
Annette M. Matthies, Ph.D. has served as Elicio’s Chief Business Officer since January 2021. Dr. Matthies brings nearly 20 years of biotechnology experience in corporate strategy, business development, new product planning, and private and public fund raising. From 2016 to 2019, Dr. Matthies served as the Vice President of Corporate Development at eFFECTOR Therapeutics, Inc., a biopharmaceutical company focused on new treatments for cancer, where she led business development activities. Prior to eFFECTOR, Dr. Matthies served as the Senior Director of Corporate Development at Receptos, Inc., which was subsequently acquired by Celgene Corporation, from 2012 to 2015. From 2010 to 2011, Dr. Matthies served as Associate Director of New Product Planning at Abbott Laboratories (NYSE: ABT) following the acquisition of Facet Biotech Corporation, in a post-acquisition integration role to transition new product planning practices to Abbott’s newly formed Global Strategy, Marketing and Services team. Prior to Abbott, she held positions of increasing responsibility in business development and market research at Facet Biotech and Biogen Inc. (Nasdaq: BIIB). Dr. Matthies began her career as a strategy consultant in the Life Sciences practice of L.E.K. Consulting. She received a B.A. in Biology from Augustana College and a Ph.D. in Immunology, Microbiology and Virology at Loyola University and completed a post-doctoral fellowship in bioengineering at the Swiss Federal Institute of Technology, ETH Zurich and EPFL.
Peter DeMuth, Ph.D. has served as Elicio’s Chief Scientific Officer since January 2022. Dr. DeMuth brings over 15 years of biotechnology experience in oncology, immunology and materials science. From June 2013 to August 2017, Dr. DeMuth served as a Scientist at Elicio. In late 2017, Dr. DeMuth began to hold roles of increasing responsibility at Elicio, where he served as Director of Research from August 2017 to November 2018, and then as Vice President of Research from November 2018 to January 2022, prior to his current role as Chief Scientific Officer. Prior to joining Elicio, Dr. DeMuth oversaw efforts to develop novel technologies for vaccine delivery at the Massachusetts Institute of Technology’s Koch Institute for Integrative Cancer Research in affiliation with the Ragon Institute of Massachusetts General Hospital, MIT, and Harvard University, where he received recognition from the National Science Foundation, the American Chemical Society, and the Thomas and Stacy Siebel Foundation. In 2015, Dr. DeMuth received the Quadrant Award from Quadrant AG, a global manufacturer and innovator in polymer materials science, for research he completed while at the Koch Institute at MIT. Dr. DeMuth has also been an NIH Fellow at the Whitehead Institute for Biomedical Research and a research fellow at Novartis Vaccines and Diagnostics. As a Howard Hughes Research Fellow at the University of Maryland, he was awarded the University Medal for his development of advanced technologies for oncology therapeutics. Dr. DeMuth received a B.S. in Chemical Engineering and B.S. in Biochemistry from the University of Maryland, College Park in 2008, and a Ph.D. in Biological Engineering from the Massachusetts Institute of Technology in 2013.
Non-Employee Directors
Jay R. Venkatesan, M.D. See “Angion Directors, Officers and Corporate Governance—Executive Officers and Employee Directors” for Dr. Venkatesan’s biography.
Julian Adams, Ph.D. served as Chairman of the Elicio Board since 2017. Dr. Adams was previously the Chief Executive Officer of Gamida Cell Ltd (Nasdaq: GMDA), a clinical-stage biopharmaceutical company working to develop cell therapies for hematologic cancers and rare, serious hematologic diseases, from November 2017 to November 2022. Prior to Gamida Cell, Dr. Adams was President and CSO at Clal Biotechnology Industries, or CBI (TASE: CBI), from January 2017 to November 2017. Before joining CBI, Dr. Adams served as President of Research and Development at Infinity Pharmaceuticals, Inc. (Nasdaq: INFI) from 2003 to 2017, and also as its CSO from 2006 to 2010 where he built and led the company’s R&D efforts. From 1999 to 2003, Dr. Adams served as Senior Vice President, Drug Discovery and Development at Millennium Pharmaceuticals, Inc., now part of Takeda Pharmaceutical Company Limited, where he played a key role in the discovery of Velcade® (bortezomib), a therapy widely used for treatment of the blood cancer, multiple myeloma. Earlier in his career, he was credited with discovering Viramune® (nevirapine) for HIV at Boehringer Ingelheim. He has also held senior leadership roles in research and development at LeukoSite, Inc. and ProScript. Dr. Adams previously served on the board of Pieris Pharmaceuticals, Inc. (Nasdaq: PIRS) from 2016 to 2018 and Neon Therapeutics, Inc., now BioNTech SE (Nasdaq: BNTX) from 2017 to 2018. Dr. Adams earned a B.S. from McGill University, where he also was awarded an honorary Sc.D, and a Ph.D. from the Massachusetts Institute of Technology.
Carol Ashe served as a member of the Elicio Board since August 2020. Ms. Ashe has been the CBO at the New York Genome Center, an independent, non-profit academic research institution focused on the advancement of genomic science and its application to drive novel biomedical discoveries with particular focus in the areas of neurodegenerative disease, neuropsychiatric disease, and cancer, since 2014. Previously, she served as Vice President of Corporate Development for Endo Pharmaceuticals’ (Nasdaq: ENDP) branded, generic and platform drug delivery pharmaceutical business units from 2011 to 2013; a Partner at SR One, the corporate venture capital fund of GlaxoSmithKline (NYSE:GSK), or GSK, from 2008 to 2010; and head of GSK’s US Corporate Legal Group supporting US-based mergers, acquisitions and equity investments from 2007 to 2008. Prior to that, Ms. Ashe led GSK’s global Business Development Transactions Legal Team supporting both the pharmaceutical and consumer healthcare business units for many years until 2007. She has served on the board of Aptose Biosciences Inc. (TSX: APS, Nasdaq: APTO), a clinical stage biotechnology company, since 2018. Ms. Ashe received a B.S. in Biology from Pennsylvania State University, a J.D. from Villanova University School of Law and is a registered patent attorney.
Yekaterina (Katie) Chudnovsky served as a member of the Elicio Board since October 2022. Since 2009, Ms. Chudnovsky has served as General Counsel for an international privately-held technology firm, overseeing intellectual property, trademarks, technology acquisition, and mergers & acquisitions. Ms. Chudnovsky is Chairperson of the GI Research Foundation (GIRF) for the University of Chicago Digestive Diseases Center. She has served on the GIRF board for the past 11 years, becoming President in 2019. Her work with GIRF contributes to raising over $3 million annually to support the physicians and scientists at the University of Chicago and beyond. Ms. Chudnovsky is an active Board member of XCures, a privately-held technology company working to advance cancer research and patient outcomes. Ms. Chudnovsky has a particular interest in cancer research and personalized cancer vaccines, and is a frequent investor and donor in the space. Prior to her current roles, she began her legal career at Thomas Coburn Fagel Haber, with a focus on corporate law, real estate, mergers and acquisitions, bankruptcy, and business banking. Ms. Chudnovsky received a B.A. in political science and Slavic literature from Northwestern University, and a J.D. from DePaul University.
Daphne Karydas served as a member of the Elicio Board since August 2020. Ms. Karydas has served as Chief Operating Officer and Chief Financial Officer of Flare Therapeutics Inc. since November 2021. Previously, she served as the Chief Financial Officer of Syndax Pharmaceuticals Inc. (Nasdaq: SNDX) from July 2020 to November 2021, as the Senior Vice President of Corporate Financial Planning & Analysis and Strategy at Allergan plc (acquired by Abbvie Inc.) from December 2018 to May 2020, and as the Senior Vice President of Global Investor Relations and Strategy at Allergan plc from April 2017 to December 2018. Prior to her operating roles at Flare Therapeutics, Syndax Pharmaceuticals and Allergan, Ms. Karydas spent a number of years in investment banking and asset management roles, focused exclusively in the healthcare space, including biopharmaceuticals, life sciences and medical technologies and healthcare services, including as an Executive Director and Senior Healthcare Analyst at J.P. Morgan Asset Management from 2014 to 2017 and as a Portfolio Manager and Senior Healthcare Analyst at The Boston Company Asset Management, a BNY Mellon company, from 2006 to 2014. She has served on the boards of directors of LogicBio Therapeutics, Inc. (acquired by Alexion Pharmaceuticals, Inc.) from December 2020 to November 2022 and Eucrates Biomedical Acquisition Corp. (Nasdaq: EUCR) since October 2020. Ms. Karydas received a B.A. and M.S. in chemical engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.
Assaf Segal has served as a member of the Elicio Board since June 2022. Mr. Segal has served, since July 2022, as the Chief Executive Officer at Clal Biotechnology (“CBI”), a publicly traded life sciences investment company. Mr. Segal serves as a board member of several companies, including Biokine therapeutics Ltd., eXIthera Pharmaceuticals Inc., MediWound Ltd. (Nasdaq: MDWD), Colospan Ltd., FDNA Inc., and Clal Life Sciences L.P. Mr. Segal served as Chief Financial Officer of CBI from July 2015 until June 2022. Prior to that time, Mr Segal was a Partner at Variance Economic Consulting Ltd., from 2004 until June 2015, where he provided in-depth consulting for international and local clients in a wide range of industries, including telecommunications, internet, medical technologies, biotech, and financial sectors. Previously, Mr. Segal held a managerial position at PriceWaterhouseCoopers Corporate Finance and was an Economic Department manager at the North American division of Amdocs Inc. (NYSE: DOX). His experience also includes risk management and house account (Nostro) trading at the Union Bank of Israel and serving as an economist for capital markets in the Research Department of the Bank of Israel. Mr. Segal also has many years of experience in economic consulting and company valuations, joint ventures and financial instruments for investments, M&A, and IPOs. He has over 20 years of experience in economic consulting for international organizations in the Bio-Tech sector as well as in Hi-Tech, financial and other sectors. Mr. Segal is a co-founder of Nextrade Ltd., which earned over $20M annual revenues and grew to 120 employees, and Solid Capital, a financial software start-up company. Mr. Segal holds a B.A. in Economics and Statistics and an M.B.A. (Finance and Information Systems) from the Hebrew University of Jerusalem.
Family Relationships
There are no family relationships among any of Angion’s current directors and executive officers, and there are no family relationships among any of the combined company’s proposed directors and executive officers.
Composition of the Board of Directors Following the Merger
Angion’s Board is divided into three classes. Each class has a three-year term. Vacancies on the board of directors may be filled only by a majority of the directors then in office. A director elected by the Board of Directors to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director’s successor is duly elected and qualified.
Pursuant to the Merger Agreement, each of the directors and officers of Angion who will not continue as directors or officers of the combined company following the completion of the Merger shall resign immediately prior to the Effective Time. Pursuant to the terms of the Merger Agreement, following the completion of the Merger, the Combined Company Board will consist of nine directors, which will be comprised of six members designated by Elicio and three members designated by Angion.
It is anticipated that these directors will be appointed to the three staggered director classes of the Combined Board as follows:
•	Class I directors (expiring in 2024): , and ;
•	Class II directors (expiring in 2025): , and ; and
•	Class III directors (expiring in 2026): , and .
Independence of the Board of Directors
Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of the Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.
It is anticipated that each individual expected to serve on the combined company’s Board of Directors upon the completion of the Merger, other than Mr. Connelly and Dr. Venkatesan, will qualify as an independent director under the Nasdaq listing standards.
Board Leadership Structure
The Combined Company Board is expected to have separate positions of Chairperson and Chief Executive Officer in order to reinforce the independence of the board of directors from management, create an environment that encourages objective oversight of management’s performance and enhance the effectiveness of the board of directors as a whole. As such, the board of directors of the combined company shall be chaired by     , an independent director, and Mr. Connelly will serve as the combined company’s President and Chief Executive Officer.

Role of Board in Risk Oversight
One of the key functions of the Combined Company Board will be to oversee the combined company’s risk management process. The board of directors is not anticipated to have a standing risk management committee, but rather expects to administer this oversight function directly through the board of directors as a whole, as well as through various standing committees of the board of directors that address risks inherent in their respective areas of oversight. In particular, the board of directors is responsible for monitoring and assessing strategic risk exposure and the combined company’s Audit Committee will have the responsibility to consider and discuss the major financial risk exposures and the steps its management should take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management will be undertaken. The Audit Committee is also expected to monitor compliance with legal and regulatory requirements. The combined company’s Compensation Committee will also assess and monitor whether the combined company’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.
Committees of the Combined Company Board
The Combined Company Board will have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which will have the composition and the responsibilities described below.
Audit Committee
The purpose of the Audit Committee of the Board of Directors is to oversee the corporate accounting and financial reporting processes and audits of financial statements. For this purpose, the Audit Committee performs several functions, including among other things:
•	appoints its independent registered public accounting firm;
•	evaluates the independent registered public accounting firm's qualifications, independence and performance;
•	determines the engagement of the independent registered public accounting firm;
•	reviews and approves the scope of the annual audit and pre-approves the audit and non-audit fees and services;
•	reviews and approves all related party transactions on an ongoing basis;
•	establishes procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters;
•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of the company’s quarterly financial statements;
•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
•	monitors the rotation of partners of the independent registered public accounting firm on the company’s engagement team in accordance with requirements established by the SEC;
•	discusses on a periodic basis, or as appropriate, with management the policies and procedures with respect to risk assessment and risk management;
•
reviews the company’s financial statements and its management's discussion and analysis of financial condition and results of operations to be included in the company’s annual and quarterly reports to be filed with the SEC;

•	annually reviews and assesses internal controls and treasury functions including cash management procedures;
•
investigates any reports received through the ethics helpline and report to the Board of Directors periodically with respect to the information received through the ethics helpline and any related investigations;

•	consults with management to establish procedures and internal controls relating to cybersecurity;

•	reviews the company’s critical accounting policies and estimates; and
•	reviews the audit committee charter and the committee's performance at least annually.
The Audit Committee of the combined company is expected to retain these duties and responsibilities following the completion of the Merger.
Following the completion of the Merger, the members of the combined company’s Audit Committee are expected to be    , who is expected to be the Chair,     and    . All members of the Audit Committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq and at least one member of the Audit Committee will qualify as an audit committee financial expert as defined under the applicable rules of the SEC and have the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Under the rules of the SEC, members of the Audit Committee must also meet heightened independence standards. Angion and Elicio believe that, following the completion of the Merger, each member of the Audit Committee will be independent under the applicable rules of the SEC and Nasdaq. The Audit Committee will operate under a written charter that will satisfy the applicable standards of the SEC and Nasdaq.
Compensation Committee
The Compensation Committee oversees policies relating to compensation and benefits of officers and employees. The Compensation Committee reviews and approves or recommends to the Angion’s Board corporate goals and objectives relevant to compensation of the executive officers (other than the Chief Executive Officer), evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The Compensation Committee also reviews and approves or makes recommendations to Angion’s Board regarding the issuance of stock options and other awards under the combined company’s stock plans to the executive officers (other than the Chief Executive Officer). The Compensation Committee reviews the performance of the Chief Executive Officer and makes recommendations to Angion’s Board with respect to his compensation and Angion’s Board retains the authority to make compensation decisions relative to the Chief Executive Officer. The Compensation Committee will review and evaluate, at least annually, the performance of the Compensation Committee and its members, including compliance by the Compensation Committee with its charter.
The Chief Executive Officer may not participate in, or be present during, any deliberations or determinations of the Compensation Committee regarding his compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of the company. In addition, under the charter, the Compensation Committee has the authority to obtain, at the expense of the company, advice and assistance from compensation consultants and internal and external legal, accounting or other advisors and other external resources the Compensation Committee considers necessary or appropriate in the performance of its duties. The Compensation Committee has direct responsibility for the oversight of the work of any consultants or advisers engaged for the purpose of advising the Compensation Committee. In particular, the Compensation Committee has the sole authority to retain, in its sole discretion, compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant’s reasonable fees and other retention terms. Under the charter, the Compensation Committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the Compensation Committee, other than in-house legal counsel and certain other types of advisers, only after taking into consideration six factors, prescribed by the SEC and Nasdaq, that bear upon the adviser’s independence; however, there is no requirement that any adviser be independent.
The Compensation Committee of the combined company is expected to retain these duties and responsibilities following the completion of the Merger.
Following the completion of the Merger, the members of the Compensation Committee are expected to be     , who is expected to be the Chair,     and    . To qualify as independent to serve on the combined organization’s Compensation Committee, the Nasdaq listing standards require a director not to accept any consulting, advisory, or other compensatory fee from the combined company, other than for service on the Combined Company Board, and that the Combined Company Board consider whether a director is affiliated with the combined company and, if so, whether such affiliation would impair the director’s judgment as a member of the combined company’s

Compensation Committee. Angion and Elicio believe that, after the completion of the Merger, the composition of the Compensation Committee will meet the requirements for independence under, and the functioning of such Compensation Committee will comply with any applicable requirements of the rules and regulations of Nasdaq and the SEC.
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee of Angion’s Board is responsible for making recommendations to Angion’s Board regarding candidates for directorships and the size and composition of Angion’s Board. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing corporate governance policies and reporting and making recommendations to Angion’s Board concerning governance matters.
Following the completion of the Merger, the members of the Nominating and Corporate Governance Committee are expected to be    , who will serve as Chair,     and    . Each of the members of the combined company’s Nominating and Corporate Governance Committee will be independent under the applicable rules and regulations of Nasdaq relating to nominating and corporate governance committee independence. Angion’s Board has adopted a written Nominating and Corporate Governance Committee charter available to stockholders.
The Nominating and Corporate Governance Committee believes candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, and have the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the company’s stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board of Directors, the operating requirements of the company and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee typically considers diversity (including gender, racial and ethnic diversity), age, skills and such other factors as it deems appropriate, given the current needs of the Board of Directors and the company, to maintain a balance of knowledge, experience and capability. The Nominating and Corporate Governance Committee appreciates the value of thoughtful board refreshment, and regularly identifies and considers qualities, skills and other director attributes that would enhance the composition of the Board of Directors. The Nominating and Corporate Governance Committee takes into account the results of the Board of Directors’ self-evaluation, conducted annually on a group and individual basis. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board of Directors. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates’ qualifications and then selects a nominee for recommendation to the Board of Directors by majority vote.
The Nominating and Corporate Governance Committee of the combined company is expected to retain these responsibilities following completion of the Merger.
Compensation Committee Interlocks and Inside Participation
In connection with the completion of the Merger, the Combined Company Board is expected to select members of the Compensation Committee. Each member of the Compensation Committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s Board of Directors or Compensation Committee following the completion of the Merger.

Corporate Governance Guidelines
Following the completion of the Merger, the Combined Company Board expects to retain the Corporate Governance Guidelines adopted by Angion, which are designed to assure the Board of Directors will have the necessary authority and practices in place to review and evaluate the combined company’s business operations as needed and to make decisions that are independent of the combined company’s management. The guidelines are also intended to align the interests of directors and management with those of the combined company’s stockholders. The Corporate Governance Guidelines set forth the practices the Board of Directors intends to follow with respect to board composition and selection including diversity, board meetings and involvement of senior management, and board committees and compensation. The Corporate Governance Guidelines, as well as the charters for each committee of the Board of Directors, may be viewed at https://ir.angion.com/corporate-governance/governance-overview.
Code of Business Conduct and Ethics
The Combined Company Board will maintain a Code of Business Conduct and Ethics that applies to all directors, officers and employees. The Code of Business Conduct and Ethics, and any applicable waivers or amendments, will be made available on the combined company’s website.

ANGION EXECUTIVE AND DIRECTOR COMPENSATION
Executive Officer Compensation
The following is a discussion and analysis of compensation arrangements of Angion’s named executive officers (Named Executive Officers). This discussion contains forward looking statements that are based on Angion’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that Angion adopts may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, Angion is not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
Angion seeks to ensure the total compensation paid to Angion’s executive officers is reasonable and competitive. Compensation of Angion’s executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.
Angion’s Named Executive Officers for fiscal year 2022 were as follows:
•	Jay R. Venkatesan, M.D., President and Chief Executive Officer and Chairman of the Board(1);
•	Itzhak Goldberg, M.D., Director and Chairman Emeritus(2); and
•	John Neylan, M.D., Executive Vice President, Chief Medical Officer and Head of Research(3)
•	Jennifer J. Rhodes, J.D., Executive Vice President, Chief Business Officer, Chief Compliance Officer, and Corporate Secretary(4)
(1)	Dr. Venkatesan was appointed Chairman of the Angion Board in January 2022.
(2)
After serving as Executive Chairman and Chief Scientific Officer for Angion during the year ended December 31, 2021, Dr. Goldberg resigned his employment in February 2022, and no longer serves as an Executive Officer of Angion.

(3)
After being appointed Executive Vice President and Head of Research in March 2022, and serving in that role and as Chief Medical Officer until August 2022, Dr. Neylan departed from Angion in August 2022 as part of a reduction in force.

(4)	Ms. Rhodes appointed Chief Business Officer in March 2022, and continues to serve as General Counsel, Chief Compliance Officer and Secretary.
Summary Compensation Table
The following table sets forth total compensation paid to Angion’s Named Executive Officers for the fiscal years ending on December 31, 2022 and 2021, other than Ms. Rhodes, who was not a named executive officer for 2021 and, accordingly, her compensation for 2021 is omitted.
Name and Principal Position	Year	Salary ($)	Option awards ($)(1)	All other compensation ($)(2)	Total ($)
Jay R. Venkatesan, M.D., President and Chief Executive Officer and Chairman of the Board	2022	608,000	898,973	11,876	1,518,849
	2021	587,100	1,952,099	11,600	2,550,799

Itzhak D. Goldberg, M.D., Executive Chairman and Chief Scientific Officer(3)	2022	80,670	—	773,663	854,333
	2021	484,018	763,863	11,600	1,259,481

John F. Neylan, M.D., Executive Vice President, Chief Medical Officer and Head of Research(4)	2022	343,613	320,613	403,716	1,067,941
	2021	468,650	763,863	11,600	1,244,113

Jennifer Rhodes Executive Vice President, Chief Business Officer, General Counsel, Chief Compliance Officer and Secretary(5)	2022	440,840	320,613	12,200	773,653
(1)
Amounts shown represents the grant date fair value of options granted as calculated in accordance with ASC Topic 718. See Note 2 of the financial statements included in Angion’s consolidated financial statements included in this proxy statement/prospectus/information statement for the assumptions used in calculating this amount.

(2)
All other compensation includes severance benefits in the form of cash severance of $363,825 and COBRA payments equal to $28,842 paid to Dr. Neylan in 2022 pursuant to Angion’s Executive Separation Benefits Plan dated August 15, 2022, and severance benefits in the form of cash payments tied to salary of $484,018 and tied to bonus of $363,014, and COBRA payments equal to $2,174 paid to Dr. Goldberg pursuant to his severance agreement with Angion dated February 25, 2022. Amounts also include a company match under Angion’s 401(k) plan in the following amounts: Dr. Venkatesan, $11,876 and $11,600 for 2022 and 2021; Dr. Goldberg, $5,125 and $11,600 for 2022 and 2021; Dr. Neylan, $11,049 and $11,600 for 2022 and 2021; and Ms. Rhodes, $12,200 for 2022.

(3)
After serving as Executive Chairman and Chief Scientific Officer for Angion during the year ended December 31, 2021, Dr. Goldberg resigned his employment in February 2022, and no longer serves as an Executive Officer of Angion. Dr. Goldberg continues to serve as a Director and Chairman Emeritus.

(4)
After being appointed Executive Vice President and Head of Research in March 2022 and serving in that role and as Chief Medical Officer until August 2022, Dr. Neylan departed from Angion in August 2022 as part of a reduction in force.

(5)	Ms. Rhodes was appointed Executive Vice President, Chief Business Officer in March 2022, and continues to serve as General Counsel, Chief Compliance Officer and Secretary.
Narrative to Summary Compensation Table
2022 Salaries
Angion’s Named Executive Officers each receive a base salary to compensate them for services rendered to Angion. The base salary payable to each Named Executive Officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Dr. Venkatesan’s annual base salary in 2021 was $587,100 and was increased to $608,000, effective as of January 1, 2022. Dr. Goldberg’s annual base salary in 2021 was $484,018 and remained the same through the end of his employment with Angion in February of 2022. Dr. Neylan’s annual base salary in 2021 was $468,650 and was increased to $485,100 effective as of January 1, 2022 and remained the same through the end of his employment with Angion in August 2022. Angion’s Board and compensation committee may adjust base salaries from time to time in their discretion.
2022 Bonuses
Angion’s Named Executive Officers did not receive a discretionary cash bonus in 2021 or 2022 (except for the bonus paid to Dr. Goldberg for as required by Dr. Goldberg’s severance agreement with Angion dated February 25, 2022. The bonus targets for Angion’s Named Executive Officers were 55% of base salary for Dr. Venkatesan, and 40% of base salary for Dr. Goldberg, Dr. Neylan, and Ms. Rhodes.
Equity-Based Compensation
In March 2022, Angion granted each of Dr. Venkatesan, Dr. Neylan and Ms. Rhodes an option to purchase 760,000, 275,000, and 275,000 shares of its common stock, respectively, under Angion’s 2021 Incentive Award Plan (Angion’s 2021 Plan). Of Dr. Venkatesan’s grant of options, 600,000 vest as to 1/48th of the shares subject to the option on each monthly anniversary of March 3, 2022, and 160,000 vest in two tranches of 50% on July 31, 2022, and December 31, 2022. Of Dr. Neylan’s and Ms. Rhodes’ grants of options, 175,000 vest as to 1/48th of the shares subject to the option on each monthly anniversary of March 2, 2022, and 100,000 vest in two tranches of 50% on July 31, 2022, and December 31, 2022. All vesting by the Named Executive Officer is subject to being employed or in continuous service to Angion as defined in the 2021 Plan through such vesting date. Dr. Neylan is no longer employed by Angion as of August 2022, and he had no outstanding options as of December 31, 2022, issued under the 2021 Plan or the Amended and Second Restated 2015 Equity Award Plan (Angion’s 2015 Plan).
In February 2021, Angion granted each of Dr. Venkatesan, Dr. Goldberg and Dr. Neylan an option to purchase 178,920, 70,012 and 70,012 shares of its common stock, respectively, under the Angion 2021 Plan. Each of Dr. Venkatesan's, Dr. Goldberg’s and Dr. Neylan’s options vest as to 1/48th of the shares subject to the option on each monthly anniversary of February 5, 2021, subject to the applicable Named Executive Officer being employed or in continuous service to Angion as defined in the Angion 2021 Plan through such vesting date. Upon Angion’s IPO in February 2021, Dr. Venkatesan’s and Dr. Goldberg’s performance-based restricted stock units (PSUs) met the performance condition, an initial public offering as defined in the Angion 2015 Plan. Accordingly, the vesting of such PSUs was in three equal parts, with the first part vesting commenced upon the IPO in February 2021, the second part vesting for each Dr. Venkatesan and Dr. Goldberg on June 24, 2021, and the third part vested for each on June 24, 2022. As of December 31, 2022, 556,530 shares subject to the PSUs have been vested.
Other Elements of Compensation
Severance Plans
For a description of Angion’s severance plans and arrangements, see “Potential Payments Upon Termination or Change of Control” below.

Retirement Savings and Health and Welfare Benefits
On January 1, 2021, Angion implemented a 401(k) Retirement Savings Program through a third-party provider. Angion’s Named Executive Officers are eligible to participate Angion’s 401(k) Program on the same terms as other full-time employees. Angion matches 100% of the first 3% of a participant’s annual eligible contributions to their 401(k) plan, and 50% of annual eligible contribution between 3% and 5%. Angion believes that providing a vehicle for tax-deferred retirement savings though 401(k) Plan and Angion’s former simple IRA plan adds to the overall desirability of Angion’s executive compensation package and further incentivizes Angion’s employees, including Angion’s Named Executive Officers, in accordance with Angion’s compensation policies.
All of Angion’s full-time employees, including Angion’s Named Executive Officers, are eligible to participate in Angion’s health and welfare plans, including medical, dental and vision benefits; short-term and long-term disability insurance; and life and AD&D insurance.
Perquisites and Other Personal Benefits
Angion determines perquisites on a case-by-case basis and will provide a perquisite to a Named Executive Officer when it believes it is necessary to attract or retain the Named Executive Officer. In 2022 and 2021, Angion did not provide any perquisites or personal benefits to Angion’s Named Executive Officers not otherwise made available to Angion’s other employees.
Outstanding Equity Awards at 2022 Fiscal Year End
The following table lists all outstanding equity awards held by Angion’s Named Executive Officers as of December 31, 2022.
Name	Vesting Commencement Date(1)	Option Awards				Stock Awards
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares that Have Not Vested (#)	Market Value of Shares or Units of Shares that Have Not Vested ($)(2)
Jay R. Venkatesan, M.D.	5/1/2018(3)	934,400	—	5.89	5/1/2028	—	—
	6/18/2020	77,791	46,675	7.77	6/17/2030
	2/5/2021	82,005	96,915	16.00	2/4/2031	—	—
	3/3/2022(6)	272,500	487,500	1.94	3/2/2032	—	—
Itzhak Goldberg, M.D.	12/19/2018(4)	40,600	—	6.05	1/21/2029	—	—
	6/18/2020	38,895	23,338	7.77	6/17/2030	—	—
	2/5/2021	32,088	37,924	16.00	2/4/2031	—	—
Jennifer J. Rhodes	2/14/2020(4)	113,040	3,647	9.51	2/13/2030	—	—
	2/14/2020(5)	—	—	—	2/13/2030	15,802	12,831
	6/18/2020	36,464	21,879	7.77	6/17/2030
	2/5/2021	32,088	37,924	16.00	2/4/2031	—	—
	3/2/2022(6)	132,812	142,188	1.99	3/1/2032	—	—
John Neylan, M.D.(7)							—
(1)
Except as otherwise noted, all grants with a vesting commencement date in June 2020 and thereafter vest as to 1/48th of the shares subject to the award on each monthly anniversary of the vesting commencement date, subject to the Named Executive Officer’s continued service to Angion through each vesting date.

(2)	The market value of shares that have not vested is calculated based on a value of $0.812 per share, the closing price of Angion’s common stock as of December 30, 2022, the last trading day of 2022.
(3)
The stock option award vests as to 25% of the shares on the vesting commencement date and thereafter 10% of the shares vest on each quarterly anniversary, subject to Dr. Venkatesan’s continued service to Angion through such vesting date; provided that an additional 25% of the shares can vest if certain financing goals are achieved. This award is fully vested.

(4)
The stock option award vests as to 25% of the shares on the first anniversary of the vesting commencement date and vest as to the remaining 75% of the shares in 24 substantially equal monthly installments thereafter, such that all awards will be vested on the anniversary of the vesting commencement date, subject to the Named Executive Officer’s continued service to Angion through such vesting date.

(5)
The restricted stock units shall vest as to 25% of the shares on the first anniversary of the vesting commencement date and vest as to the remaining 75% of the shares in 24 substantially equal monthly installments thereafter, such that all awards will be vested on the third anniversary of the vesting commencement date. In January 2022, the vesting schedule for this grant was modified to vest annually on January 13, 2023, and then the vesting schedule was subsequently modified in December 2022 so that vesting shall occur upon certain triggering events in an amount equal to what she would have other vested on the original monthly schedule, including if Ms. Rhodes is involuntary terminated, Ms. Rhodes resigned her employment with Angion, or if the current merger transaction announced by Angion on January 17, 2023 is abandoned.

(6)
Dr. Venkatesan and Ms. Rhodes each received two stock option awards in March of 2022. The first award granted Dr. Venkatesan of 600,000 share and Ms. Rhodes of 160,000 shares, all vest at a rate of 1/48th of the shares subject to the award each month following the vesting commencement date. The second award granted Dr. Venkatesan of 160,000 shares and Ms. Rhodes of 100,000 shares, all vest at a rate of 50% on July 31, 2022 and December 31, 2022. Both awards are subject to subject to the Named Executive Officer’s continued service to Angion through each vesting date.

(7)	Dr. Neylan has no outstanding equity awards as of December 31, 2022, due to the end of his employment on August 15, 2022 and consistent with the term of the 2021 and 2015 Plans.
Executive Compensation Arrangements
Service Agreements
Jay R. Venkatesan, M.D.
In March 2019, Angion entered into an amended and restated employment agreement with Dr. Venkatesan, which set forth his base salary going forward, an additional stock grant of 45,419 shares of Angion’s common stock as compensation for service previously rendered and eligibility to participate in Angion’s benefit plans. Dr. Venkatesan was also eligible to receive an additional equity award that was granted by Angion in June 2019.
Jennifer J. Rhodes, J.D.
In November 2019, Angion entered into an offer letter agreement with Ms. Rhodes (as amended in February 2020), which sets forth the terms and conditions of her employment as Angion’s Senior Vice President, General Counsel effective as of January 2020. In addition to her base salary and an annual target bonus, Ms. Rhodes is also eligible to receive an option grant and a restricted stock unit grant, each of which was granted by Angion in February 2020. The offer letter also provides for a sign-on bonus of $100,000 payable with respect to 50% of such amount in March 2020 and the remaining 50% in September 2020. Ms. Rhodes is entitled to participate in all applicable health and welfare benefit programs for which other executive employees of Angion are generally eligible. Pursuant to the terms of such agreement and the accompanying confidential information, non-disclosure and assignment of inventions agreement, Ms. Rhodes is subject to indefinite confidentiality restrictions, standard intellectual property provisions and non-solicitation restrictions effective during and 12 months post-employment.
Gregory Curhan
In June 2020, Angion entered into a consulting agreement (which was subsequently amended for the last time in March 2022) setting forth the terms and conditions for Mr. Curhan’s service to Angion as its Chief Financial Officer. Pursuant to the consulting agreement, Mr. Curhan provides part-time consulting services to Angion as Angion’s Chief Financial Officer. Mr. Curhan receives $550 per hour for his services.
Potential Payments Upon Termination or Change of Control
In connection with Angion’s initial public offering, Angion entered into new severance and change in control plan covering all of Angion’s Named Executive Officers superseding and replacing the severance benefits they would otherwise be entitled to receive, other than Dr. Goldberg, as further described below.
Under Angion’s severance plan encompassing each of Angion’s Named Executive Officers, if such Named Executive Officer’s employment with Angion is terminated without “cause” or such Named Executive Officer resigns for “good reason” (as each is defined in the severance plan), the applicable Named Executive Officer will be entitled to receive: (i) nine months of continued base salary (or 12 months for Dr. Venkatesan) and (ii) payment or reimbursement of the cost of continued healthcare coverage for nine months (or 12 months for Dr. Venkatesan). In lieu of the foregoing benefits, if each Named Executive Officer’s employment with Angion is terminated without “cause” or such Named Executive Officer resigns for “good reason” during the 12-month period following a Change in Control (as defined in the 2021 Plan), the applicable Named Executive Officer will be entitled to receive: (i) 12 months of continued base salary (or 18 months for Dr. Venkatesan), (ii) payment or reimbursement of the cost of continued healthcare coverage for 12 months (or 18 months for Dr. Venkatesan), (iii) an amount equal to 12 months of such Named Executive Officer’s annual bonus for the year of termination assuming 100% of target performance (or 18 months for Dr. Venkatesan) and (iv) full accelerated vesting of any of unvested equity awards (except for any performance awards). The foregoing severance benefits are subject to the applicable Named Executive Officer’s delivery of an executed release of claims against Angion and continued compliance with the Named Executive Officer’s confidentiality obligations under the severance plan.
Until February 28, 2022, Dr. Goldberg had separate severance arrangements with Angion set forth in his Employment Agreement with Angion dated May 1, 2018, providing him severance pay, annual bonus payments and COBRA reimbursements for eighteen (18) months for any termination without “cause”, resignation for “good reason”, or “change of control” as defined by his Employment Agreement. On February 25, 2022, Angion and Dr. Goldberg entered into a Separation Agreement on such terms.
On January 13, 2023, the Angion Board adopted the Angion Biomedica Corp. Retention Bonus Plan (Retention Bonus Plan). Participants in the Retention Bonus Plan include Dr. Venkatesan and Ms. Rhodes. The Retention Bonus Plan provides for the payment of a cash retention bonus equal to 100% of a participant’s base salary, 65% of which becomes earned and payable upon the occurrence of a corporate triggering event (defined to include a change in control (as defined in Angion’s 2021 Plan), a reverse merger or a dissolution) and 35% of which becomes earned and payable three months after the occurrence of such corporate triggering event, subject in each case to earlier payment upon the occurrence of a qualifying termination of the participant’s employment by Angion without “cause” or by the participant for “good reason,” each as defined in the Retention Bonus Plan. Upon the earlier of a corporate triggering event or a qualifying termination, time-based equity awards will vest in full, the post-termination exercise period of options held by the participant will be extended by four years (but no later than the original term of the option) and participants will receive an additional lump sum cash payment (approximately $1,464,000 in the case of Dr. Venkatesan and $642,000 in the case of Ms. Rhodes, in each case less applicable withholding). Participants will no longer have the right to receive any payments under Angion’s Executive Separation Benefits Plan. The receipt of payments under the Retention Bonus Plan is subject to the execution of a general release of claims by the participant. Concurrently, the Angion Board approved modifications of the Angion stock options held by Mr. Curhan, such that, upon the earlier of a corporate triggering event or a qualifying termination and subject to Mr. Curhan’s execution of a general release of claims, one option granted in 2022 will vest in full and the post-termination exercise period of all options will be extended by four years (but no later than the original term of the option).
Director Compensation
Angion approved a compensation policy for Angion’s non-employee directors (Director Compensation Program) that became effective in connection with the consummation of Angion’s initial public offering in February 2021 and is subject to amendment by the Angion Board as appropriate. Pursuant to the Director Compensation Program, Angion’s non-employee directors receive cash compensation as follows:
•	Each non-employee director will receive an annual cash retainer in the amount of $40,000 per year.
•	The Non-Executive Chairperson will receive an additional annual cash retainer in the amount of $35,000 per year.
•	The lead non-employee director will receive an additional annual cash retained in the amount of $20,000 per year.
•
The chairperson of the audit committee will receive additional annual cash compensation in the amount of $15,000 per year for such chairperson’s service on the audit committee. Each non-chairperson member of the audit committee will receive additional annual cash compensation in the amount of $7,500 per year for such member’s service on the audit committee.

•
The chairperson of the compensation committee will receive additional annual cash compensation in the amount of $10,000 per year for such chairperson’s service on the compensation committee. Each non-chairperson member of the compensation committee will receive additional annual cash compensation in the amount of $5,000 per year for such member’s service on the compensation committee.

•
The chairperson of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $8,000 per year for such chairperson’s service on the nominating and corporate governance committee. Each non-chairperson member of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $5,000 per year for such member’s service on the nominating and corporate governance committee.

Under the Director Compensation Program, as amended by the Board of Directors on March 8, 2021 and on June 9, 2022, each eligible non-employee director will automatically be granted an option to purchase 30,000 shares of Angion’s common stock upon the director’s initial appointment or election to Angion’s Board (Initial Grant) and an option to purchase 15,000 shares of Angion’s common stock automatically on the date of each annual stockholder’s meeting thereafter, (Annual Grant), unless otherwise approved by the Board of Directors. The Director Compensation Program also provides for accelerated vesting of unvested director awards upon a change of control.
The Initial Grant will vest as to 1/36th of the underlying shares on a monthly basis over three years, subject to continued service through each applicable vesting date. The Annual Grant will vest on the earlier of the first anniversary of the date of grant or the date of the next annual stockholder’s meeting to the extent unvested as of such date, subject to continued service through each applicable vesting date. The exercise price per share of director options is equal to the fair market value of a share of Angion’s common stock on the grant date, and the director options will vest in full upon (i) a termination of service due to the director’s death or Disability (as defined in Angion’s 2021 Plan) and (ii) the consummation of a Change in Control (as defined in Angion’s 2021 Plan).
The following table sets forth information concerning the compensation earned by Angion’s non-employee directors during the year ended December 31, 2022.
Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	Total(2) ($)
Victor Ganzi, J.D.	77,500	16,275	93,775
Allen Nissenson, M.D.	62,500	16,275	78,775
Gilbert Omenn, M.D.	60,500	16,275	76,775
Karen Wilson	65,000	16,275	81,275
(1)
Amounts shown represents the grant date fair value of options granted during fiscal year 2022 as calculated in accordance with ASC Topic 718. See Note 2 to Angion's consolidated financial statements included in this proxy statement/prospectus/information for the assumptions used in calculating this amount. As of December 31, 2022, Messrs. Ganzi, Nissenson and Omenn and Ms. Wilson each held options to purchase an aggregate of 68,895 shares of Angion’s common stock.

(2)	Non-employee directors only received cash fees and stock awards as compensation for their service on the Board of Directors.
The Compensation Committee of the Angion Board has reviewed and assessed Angion’s compensation policies and practices as they related to risk management are not reasonably likely to have a material adverse effect on Angion.

ELICIO EXECUTIVE AND DIRECTOR COMPENSATION
Executive Officer Compensation
This section discusses the material components of the executive compensation program for Elicio’s executive officers who are named in the 2022 Summary Compensation Table below. In 2022, Elicio’s “named executive officers” and their positions were:
•	Robert Connelly, Chief Executive Officer;
•	Christopher Haqq, M.D., Ph.D., Executive Vice President, Head of Research and Development and Chief Medical Officer; and
•	Annette Matthies, Ph.D, Chief Business Officer.
Summary Compensation Table
The following table sets forth information concerning the compensation of Elicio’s named executive officers for the years indicated.
Name and Principal Position	Year	Salary	Stock Awards(1)	Option Awards(1)	Non-equity Incentive Plan Compensation	Total
Robert Connelly, Chief Executive Officer	2022	$475,000	—	$572,040	$209,000	$1,256,040
	2021	$475,000	—	—	$120,156	$595,156
Christopher Haqq, Executive Vice President, Head of Research and Development and Chief Medical Officer	2022	$465,025		$511,321	$186,010	$1,162,356
	2021	$445,000	$193,003	$—	$157,975	$795,978
Annette Matthies, Chief Business Officer	2022	$353,600	—	$236,793	$106,080	$696,473
	2021	$340,000	—	$325,718	$117,300	$783,018
(1)
Amounts represent the aggregate grant date fair value of stock options and RSUs issued during the years indicated, computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of these awards in Note 12 to the consolidated financial statements for the years ended December 31, 2021 and 2020 included in this proxy statement/prospectus/information statement.

Narrative Disclosure to Summary Compensation Table
2022 Salaries and Bonuses
Each of Mr. Connelly, Dr. Haqq and Dr. Matthies receives a base salary to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Annual base salaries are reviewed periodically by the compensation committee of Elicio’s Board. The base salary and target annual performance bonus for each of Mr. Connelly, Dr. Haqq and Dr. Matthies for year ended December 31, 2022 is listed in the table below:
Name	2022 Base Salary	2022 Target Performance Bonus
Robert Connelly	$475,000	40%
Christopher Haqq	$465,025	40%
Annette Matthies	$353,600	40%
2022 Equity Compensation
Elicio grants stock options to its employees and certain service providers, including its named executive officers, as the long-term incentive component of Elicio’s compensation program. Elicio’s stock options generally allow employees to purchase shares of Elicio common stock at a price per share equal to the fair market value of Elicio common stock on the date of grant, as determined by Elicio’s Board.

In November 2022, Elicio granted an option to purchase 8,171,995 shares of Elicio common stock to Mr. Connelly at an exercise price of $0.07 per share, which Elicio’s Board determined to be the fair market value of Elicio common stock on the date of grant. The option is subject to time-based vesting over 36 months following the grant date but may be early exercised at any time at the election of Mr. Connelly for restricted shares of Elicio common stock until the vesting of the award.
In March 2022, Elicio granted an option to purchase 500,000 shares of Elicio common stock to Dr. Haqq an exercise price of $0.25 per share, which Elicio’s Board determined to be the fair market value of Elicio common stock on the date of grant. The option is subject to time-based vesting over four years with 25% vesting on the first anniversary of the grant date and monthly thereafter, but may be early exercised at any time at the election of Dr. Haqq for restricted shares of Elicio common stock until the vesting of the award. Further, in November 2022, Elicio granted an option to purchase 5,518,873 shares of Elicio common stock to Dr. Haqq at an exercise price of $0.07 per share, which Elicio’s Board determined to be the fair market value of Elicio common stock on the date of grant. The option is subject to time-based vesting over 36 months following the grant date but may be early exercised at any time at the election of Dr. Haqq for restricted shares of common stock until the vesting of the award.
In March 2022, Elicio granted an option to purchase 100,000 shares of Elicio common stock to Dr. Matthies an exercise price of $0.25 per share, which Elicio’s Board determined to be the fair market value of Elicio common stock on the date of grant. The option is subject to time-based vesting over four years with 25% vesting on the first anniversary of the grant date and monthly thereafter, but may be early exercised at any time at the election of Dr. Matthies for restricted shares of Elicio common stock until the vesting of the award. Further, in November 2022, Elicio granted an option to purchase 3,025,613 shares of Elicio common stock to Dr. Matthies at an exercise price of $0.07 per share, which Elicio’s Board determined to be the fair market value of Elicio common stock on the date of grant. The option is subject to time-based vesting over 36 months following the grant date but may be early exercised at any time at the election of Dr. Matthies for restricted shares of common stock until the vesting of the award.
The foregoing March 2022 equity grants were granted under Elicio’s 2012 Equity Incentive Plan, as amended (Elicio 2012 Plan) and the foregoing November 2022 equity grants were granted under Elicio's 2022 Equity Incentive (Elicio’s 2022 Plan).
Other Elements of Compensation
During their employment, Elicio’s named executive officers are eligible to participate in employee benefit plans and programs, including medical and dental benefits, to the same extent and on the same terms as Elicio’s other full-time employees generally.
Outstanding Equity Awards at 2022 Fiscal Year-End
The following table summarizes the outstanding equity incentive plan awards for each named executive officer as of December 31, 2022.
	Option Awards					Stock Awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)
Robert Connelly	9/8/2020(1)	1,500,000		0.17	9/8/2030	—	—
	11/28/2022(2)	8,171,995		0.07	11/28/2032	—	—
Christopher Haqq	10/9/2019(3)	—		—		1,426,423	99,850
	3/11/2021(3)	—		—		839,142	58,740
	3/31/2022(4)	200,000	—	0.25	3/31/2032	—	—
	11/28/2022(2)	5,518,873	—	0.07	11/28/2032	—	—
Annette Matthies	2/1/2021(5)	678,580	737,586	0.23	2/1/2031	—	—
	3/31/2022(4)	100,000	—	0.25	3/31/2032	—	—
	11/28/2022(2)	3,025,613	—	0.07	11/28/2032	—	—
(1)	This option fully vested upon the submission of the IND for ELI-002 on January 21, 2021.

(2)
Grant is subject to vesting but may be early exercised by the holder for restricted shares of common stock until the vesting of the award, which is monthly in equal installments for thirty-six months commencing on the date of grant, assuming Mr. Connelly’s continued service to Elicio through the applicable vesting date.

(3)
Represents a grant of (i) 1,426,423 RSUs subject to both a time-based and a performance-based vesting component assuming Dr. Haqq’s continued service to Elicio through the applicable vesting date (except as otherwise provided in the grant agreement), with time-based vesting commencing on October 15, 2019 such that one quarter of the original award amount of 1,426,423 RSUs vested on October 15, 2020 and the remainder vesting in a series of 12 equal quarterly installments thereafter; and (ii) 839,142 RSUs, subject to both a time-based and a performance-based vesting component assuming Dr. Haqq’s continued service to Elicio through the applicable vesting date (except as otherwise provided in the grant agreements), with time-based vesting commencing on October 15, 2019 such that one quarter of the original award amount of 839,142 RSUs vested on October 15, 2020 and the remainder vesting in a series of 12 equal quarterly installments thereafter. All of the foregoing time-based vesting is accelerated in full upon a change in control and the performance-based vesting achieved upon a change of control. The Merger constitutes such a change of control under the grant agreements and all of the foregoing 2,265,565 RSUs will vest in full and be settled in Elicio common stock immediately prior to the consummation of the Merger.

(4)
Grant is subject to vesting but may be early exercised by the holder for restricted shares of common stock until the vesting of the award, which is over four years with 25% vesting on the first anniversary of the date of grant and monthly thereafter assuming the holder’s continued service to Elicio through the applicable vesting date.

(5)
Grant is subject to vesting but may be early exercised by the holder for restricted shares of common stock until the vesting of the award, which is monthly in equal installments for 36 months commencing on January 3, 2021 assuming Dr. Matthies’ continued service to Elicio through the applicable vesting date.

Executive Compensation Arrangements
Below are descriptions of Elicio’s employment arrangements with Elicio’s named executive officers, each of whom is employed “at will.”
Employment Agreement with Mr. Connelly
We entered into an employment agreement with Mr. Connelly on November 15, 2018, which governs the terms of his employment as Elicio’s Chief Executive Officer. Pursuant to the terms of the agreement, Mr. Connelly is entitled to an initial annual base salary of $450,000, is eligible to receive an annual performance bonus with a target achievement of 40% of his base salary, as determined by Elicio’s Board, and an initial stock option grant, which was granted on November 15, 2018 covering 2,154,276 shares of Elicio common stock. Mr. Connelly exercised this option in September 2020. Mr. Connelly was granted an additional stock option grant on September 8, 2020 covering 1,500,000 shares of Elicio common stock and an additional stock option grant on November 28, 2022 covering 8,171,995 shares of Elicio common stock. Mr. Connelly’s base salary is reviewed annually by the board of directors and the board of directors may, but is not required to, commencing in January 2020, increase his base salary at its discretion. For the year ended December 31, 2022, Mr. Connelly’s annual base salary was $475,000. If Mr. Connelly is terminated by Elicio without cause or resigns for good reason (each as defined in his employment agreement), in addition to any earned base salary and unused vacation benefits, Mr. Connelly is entitled to receive continued base salary for six months following his termination of employment in exchange for his execution of a release of claims and a 12 -month non-competition agreement.
Employment Agreement with Dr. Haqq
We entered into an offer letter of employment with Dr. Haqq on September 29, 2019, which governs the current terms of Dr. Haqq’s employment as Elicio’s Executive Vice President, Head of R&D and Chief Medical Officer. Pursuant to the terms of his offer letter, Dr. Haqq is entitled to an annual base salary of $430,000, which is subject to modification from time to time at the discretion of the board of directors, is eligible to receive an annual performance bonus with a target achievement of 40% of his base salary, as determined by Elicio’s Board, and an initial grant of RSUs, which was granted on October 9, 2019 covering 1,426,423 shares of Elicio common stock and an additional grant of RSUs, which was granted on March 11, 2021 covering 839,142 shares of Elicio common stock. Dr. Haqq was also granted a stock option grant on March 31, 2022 covering 500,000 shares of Elicio common stock and an additional stock option on November 28, 2022 covering 5,518,873 shares of Elicio common stock. For the year ended December 31, 2022, Dr. Haqq’s annual base salary was $465,025. Under the terms of his offer letter, Dr. Haqq is also entitled to an annual allowance to be used for the rental or purchase of an apartment near Elicio’s headquarters previously in Cambridge, Massachusetts and now in Boston, Massachusetts, with such annual allowance subject to applicable taxes. We have agreed to establish an office in the San Francisco, California area to facilitate meetings and teleconferencing for Dr. Haqq. If Dr. Haqq is terminated by Elicio without cause or resigns for good reason (each as defined in his offer letter), Dr. Haqq is entitled to receive, subject to his execution of a release of claims, (i) continued base salary for six months following his termination of employment, (ii) to the extent Dr. Haqq is terminated after June 30 in a particular calendar year, a pro-rated target bonus (iii) accelerated vesting of the time-based vesting portion of Dr. Haqq’s RSU award that would have vested in the 12 months following his termination of employment, and (iv) to the extent Dr. Haqq timely elects COBRA coverage, an amount equal to the employer-paid premiums we would otherwise pay for similarly situated active employees for six months. Under the terms of his offer letter, Dr. Haqq’s RSU award will accelerate in full upon a change of control as defined in the 2012 Plan. The Merger constitutes such a change of control under the 2012 Plan and his RSU award will vest in full and be settled in Elicio common stock immediately prior to the consummation of the Merger.
Employment Agreement with Dr. Matthies
We entered into an offer letter with Dr. Matthies on January 12, 2021, which governs the current terms of Dr. Matthies’ employment as Elicio’s Chief Business Officer. Pursuant to the terms of her offer letter, Dr. Matthies is entitled to an annual base salary of $340,000, which is subject to modification from time to time at the discretion of the board of directors, is eligible to receive an annual performance bonus with a target achievement of 40% of her base salary, as determined by Elicio’s Board, and an initial stock option grant, which was granted on February 1, 2021 covering 1,416,166 shares of Elicio’s common stock, an additional stock option grant, which was granted on March 31, 2022 covering 100,000 shares of Elicio’s common stock, and an additional stock option grant, which was granted on November 28, 2022 covering 3,025,613 shares of Elicio’s common stock. For the year ended December 31, 2022, Dr. Matthies’ annual base salary was $353,600. If Dr. Matthies is terminated by Elicio without cause or resigns for good reason (each as defined in her offer letter), in addition to any earned base salary and unused vacation benefits, Dr. Matthies is entitled to receive continued base salary for six months following her termination of employment in exchange for her execution of a release of claims.
Compensation Changes in Connection with Merger
In connection with the Merger, we may enter into new or additional compensation arrangements with Elicio’s named executive officers. The terms of any such arrangements are not yet known.
Director Compensation
During Elicio’s year ended December 31, 2022, certain of the non-employee directors who served on Elicio’s Board received cash fees and options to purchase shares of Elicio’s common stock. Mr. Connelly did not receive any compensation from Elicio during Elicio’s fiscal year ended December 31, 2022 for his service as a director and is not included in the table below.
2022 Director Compensation Table
Name	Fees earned or paid in cash ($)(1)	Option awards ($)(2)(3)	Total ($)
Julian Adams(4)(5)	50,000	150,964	200,964
Carol Ashe(4)(5)	35,000	57,165	92,165
Yekaterina (Katie) Chudnovsky(5)	—	17,500	17,500
Daniel Geffken(4)(5)	35,000	83,609	118,609
Ofer Gonen(6)	—	—	—
Daphne Karydas(4)(5)	35,000	57,165	92,165
Assaf Segal(5)	—	17,500	17,500
Robert Ruffolo, Jr.(4)(5)	35,000	62,752	97,752
(1)	The amounts reported in this column reflect annual or prorated amounts for the portion of the year such individual served as a member of Elicio’s Board.
(2)
The amounts represent the aggregate grant date fair value of stock and option awards granted by Elicio in 2022, computed in accordance with FASB ASC Topic 718. For further information on how we account for stock-based compensation, see Note 13 to Elicio’s consolidated financial statements. These amounts reflect Elicio’s accounting expense for these awards and do not correspond to the actual amounts, if any, that will be recognized by the directors. None of Elicio’s non-employee directors have been granted stock awards or any other equity compensation other than stock options.

(3)
The table below shows the aggregate number of outstanding option awards held as of December 31, 2022 by each non-employee director who was serving as of December 31, 2022. The number of options outstanding reflects stock option awards that may be early exercised at any time at the election of the holder for restricted shares of Elicio common stock until the full vesting of the award.

Name	Number of Options outstanding
Julian Adams	2,799,839
Carol Ashe	752,946
Yekaterina (Katie) Chudnovsky	250,000
Daniel Geffken	1,355,442
Ofer Gonen	—
Daphne Karydas	752,946
Assaf Segal	250,000
Robert Ruffolo, Jr.	872,769
(4)
Grant made on March 31, 2022 and subject to vesting based on continued service, but may be early exercised by the holder for restricted shares of common stock until the vesting of the award, which is over three years with 25% vesting on the first anniversary of the date of grant and monthly thereafter.

(5)
Grant made on December 6, 2022 and subject to vesting based on continued service but may be early exercised by the holder for restricted shares of common stock until the vesting of the award, which is over four years with 25% vesting on the first anniversary of the date of grant and monthly thereafter.

(6)	Mr. Gonen ceased his service on Elicio’s Board in June 2022.
Non-employee Director Compensation
During 2022, Elicio compensated certain of Elicio’s non-employee directors for their service as directors. Accordingly, Mr. Connelly, Elicio’s Chief Executive Officer and a member of Elicio’s Board, did not receive any additional compensation for his service as a director.
The cash compensation approved by Elicio’s Board is as follows: $35,000 annual base compensation for non-employee directors, and $15,000 additional compensation for the chair of Elicio’s board of directors. When a director joins the board of directors, such director will receive pro-rata cash compensation based on his or her expected service during the fiscal year.
In addition, Elicio’s Board grants stock options to members of Elicio’s Board upon such member’s initial election to Elicio’s Board. Thereafter, Elicio’s Board periodically grants stock options to existing directors.
In connection with the Merger, Elicio’s Board may approve new compensation arrangements for its board of directors. The terms of any such arrangements are not yet known.
Incentive Compensation Plans
Elicio’s Board and stockholders previously adopted the Elicio 2012 Plan. Elicio’s Board and stockholders also previously adopted Elicio’s 2022 Equity Plan.
The following descriptions of the Elicio 2012 Plan and the Elicio 2022 Plan are qualified by reference to the full text of those plans, which are included as exhibits to the registration statement of which this prospectus is a part.
Elicio’s 2012 Plan
Elicio’s 2012 Plan was approved by Elicio’s Board and stockholders in July 2012, and expired by its terms in July 2022.
Authorized Shares. The Elicio 2012 Plan will continue to govern outstanding awards granted thereunder. As of December 31, 2022 options to purchase an aggregate of 12,533,093 shares of Elicio’s common stock, and restricted stock units covering 12,533,093 shares of Elicio’s common stock, were outstanding under the Elicio 2012 Plan, and no shares of Elicio’s common stock were reserved for future grants under Elicio’s 2012 Plan.
Plan Administration. Elicio’s Board or a committee thereof has the authority to manage and control the administration of the Elicio 2012 Plan. In particular, the administrator has the authority to determine the persons to whom awards are granted and the number of shares of Elicio’s common stock underlying each award. In addition, the administrator has the authority to determine the specific terms and conditions of each award under the Elicio 2012 Plan, to interpret the Elicio 2012 Plan, and to prescribe, amend and rescind rules and regulations relating to the Elicio 2012 Plan. The administrator also has the authority to accelerate the exercisability or vesting of any award under the Elicio 2012 Plan.

Stock Options. The Elicio 2012 Plan permitted Elicio to grant stock options that are non-qualified stock options and to grant stock options that are intended to qualify as incentive stock options under Section 422 of the Code. Non-qualified stock options may be issued to employees, non-employee directors, and consultants of Elicio’s and Elicio’s applicable affiliates, while incentive stock options may only be granted to employees of Elicio and its parent or subsidiary corporations as defined in Sections 424(e) and 424(f) of the Code, as applicable. The terms of each option shall not exceed ten years, unless the option holder owns, or is deemed to own, stock comprising more than ten percent of the total combined voting power of all classes of Elicio’s common stock (Ten Percent Owner), in which case the term shall not exceed five years. No option may have an exercise price less than 100% of the fair market value of a share of Elicio’s common stock on the date of grant, and no incentive stock option granted to a Ten Percent Owner may have an exercise price less than 110% of the fair market value of a share of Elicio’s common stock on the date of grant. The Elicio 2012 Plan permits stock option holders to exercise their stock options with the payment of cash or check, or by such other means as the administrator may approve. After the termination of service of an employee, director, consultant or other service provider for any reason other than for cause, as defined in the Elicio 2012 Plan, the participant may exercise his or her option, to the extent vested as of the date of termination, within 90 days of termination or, if such termination is on account of death or disability, within 12 months of termination. If such termination is for cause, then vested options terminate and may not be exercised. Except as provided by the administrator and as permissible under applicable law, the Elicio 2012 Plan does not permit the transferability of awards and only the recipient of the option may exercise an award during his or her lifetime.
Restricted Stock Units (RSUs). The Elicio 2012 Plan permitted Elicio to grant RSUs. RSUs may be issued to Elicio’s employees, non-employee directors, and consultants and will be subject to vesting terms and other terms and conditions determined by the administrator. RSUs granted under the Elicio 2012 Plan may be settled in cash or shares of Elicio’s common stock, or a combination thereof.
Restricted Stock. The Elicio 2012 Plan permitted Elicio to grant restricted stock awards. Restricted stock awards may be issued to Elicio’s employees, non-employee directors, and consultants and will be subject to forfeiture on terms determined by the administrator. The purchase price for the shares of restricted stock will be determined by the administrator and may be paid for in cash, other property or services, or any combination determined by the administrator.
Stock Grants. The Elicio 2012 Plan permitted Elicio to grant stock awards to employees, non-employee directors, and consultants of Elicio that are not subject to forfeiture of any kind.
Elicio’s 2022 Plan
Elicio’s 2022 Plan was approved by Elicio’s Board and stockholders in October 2022.
Authorized Shares. The Elicio 2022 Plan will continue to govern outstanding awards granted thereunder. As of December 31, 2022, options to purchase an aggregate of 34,613,728 shares of Elicio’s common stock, and restricted stock units covering 34,613,728 shares of Elicio’s common stock, were outstanding under the Elicio 2022 Plan, and an additional aggregate of 4,314,323 shares of Elicio’s common stock were reserved for future grants under Elicio’s 2022 Plan.
Plan Administration. Elicio’s Board or a committee thereof has the authority to manage and control the administration of the Elicio 2022 Plan. In particular, the administrator has the authority to determine the persons to whom awards are granted and the number of shares of Elicio’s common stock underlying each award. In addition, the administrator has the authority to determine the specific terms and conditions of each award under the Elicio 2022 Plan, to interpret the Elicio 2022 Plan, and to prescribe, amend and rescind rules and regulations relating to the Elicio 2022 Plan. The administrator also has the authority to accelerate the exercisability or vesting of any award under the Elicio 2022 Plan. Elicio’s Board may amend or terminate the Elicio 2022 Plan at any time, subject to compliance with applicable law.
Stock Options. The Elicio 2022 Plan permits Elicio to grant stock options that are non-qualified stock options and to grant stock options that are intended to qualify as incentive stock options under Section 422 of the Code. Non-qualified stock options may be issued to employees, non-employee directors, and consultants of Elicio’s and Elicio’s applicable affiliates, while incentive stock options may only be granted to employees of Elicio and its parent or subsidiary corporations as defined in Sections 424(e) and 424(f) of the Code, as applicable. The terms of each option shall not exceed ten years, unless the option holder owns, or is deemed to own, stock comprising more than ten percent of the total combined voting power of all classes of Elicio’s common stock, a Ten Percent Owner, in which case the term shall not exceed five years. No option may have an exercise price less than 100% of the fair market value of a share of Elicio’s common stock on the date of grant, and no incentive stock option granted to a Ten Percent Owner may have an exercise price less than 110% of the fair market value of a share of Elicio’s common stock on the date of grant. The Elicio 2022 Plan permits stock option holders to exercise their stock options with the payment of cash or check, or by such other means as the administrator may approve. After the termination of service of an employee, director, consultant or other service provider for any reason other than for cause, as defined in the Elicio 2022 Plan, the participant may exercise his or her option, to the extent vested as of the date of termination, within 90 days of termination or, if such termination is on account of death or disability, within 12 months of termination. If such termination is for cause, then vested options terminate and may not be exercised. Except as provided by the administrator and as permissible under applicable law, the Elicio 2022 Plan does not permit the transferability of awards and only the recipient of the option may exercise an award during his or her lifetime.
Restricted Stock Units. The Elicio 2022 Plan permits Elicio to grant RSUs. RSUs may be issued to Elicio’s employees, non-employee directors, and consultants and will be subject to vesting terms and other terms and conditions determined by the administrator. RSUs granted under the Elicio 2022 Plan may be settled in cash or shares of Elicio’s common stock, or a combination thereof.
Restricted Stock. The Elicio 2022 Plan permits Elicio to grant restricted stock awards. Restricted stock awards may be issued to Elicio’s employees, non-employee directors, and consultants and will be subject to forfeiture on terms determined by the administrator. The purchase price for the shares of restricted stock will be determined by the administrator and may be paid for in cash, other property or services, or any combination determined by the administrator.
Stock Grants. The Elicio 2022 Plan permits Elicio to grant stock awards to employees, non-employee directors, and consultants of Elicio that are not subject to forfeiture of any kind.

RELATED PERSON TRANSACTIONS OF THE COMBINED COMPANY
Angion Related Party Transactions
Related Person Transactions Policy and Procedures
The Angion Board has adopted a related party transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related party transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which Angion and a related party were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, Angion’s audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related party transaction, and the extent of the related party’s interest in the transaction.
Certain Related Person Transactions
The following is a summary of transactions since January 1, 2021 to which Angion has been a party, in which the amount involved exceeded or will exceed the lesser of (x) $120,000 or (y) 1% of Angion’s total assets at December 31, 2022, and in which any of Angion’s directors, executive officers or holders of more than 5% of Angion’s capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest other than compensation and other arrangements that are described in the section titled “Angion Executive Compensation.” Also described below certain other transactions with Angion’s directors, former directors, executive officers and stockholders.
All of the transactions set forth below were approved by a majority of the Angion Board. Angion believes it has executed all of the transactions set forth below on terms no less favorable to Angion than it could have obtained from unaffiliated third parties. It is Angion’s intention to ensure that all future transactions between Angion and its officers, directors and principal stockholders and their affiliates are approved by Angion’s audit committee, and a majority of the members of the Angion Board, including a majority of the independent and disinterested members of the Angion Board, and are on terms no less favorable to Angion than those that it could obtain from unaffiliated third parties.
Convertible Note Financings
The table below sets forth the principal amount, and number of shares of issuable upon conversion of the convertible notes issued and outstanding as of December 31, 2020, to Angion’s directors, executive officers or owners of more than 5% of a class of Angion’s capital stock, or an affiliate or immediate family member thereof, in connection with Angion’s initial public offering of its common stock in February 2021:
Name	Convertible Note Issued(1) and Outstanding as of December 31, 2020 (Principal Amount)	Number of Shares of Angion’s Common Stock Issuable Upon Conversion(2)
Gilbert S. Omenn, M.D., Ph.D.(2)	$661,540	61,657
Jay R. Venkatesan, M.D.(3)(4)	$1,806,965	165,356
Victor F. Ganzi, J.D(3)(5)	$747,671	68,863
Karen Wilson(6)	$200,000	18,718
Vifor (International) Ltd.(7)	$5,000,000	433,143
(1)
The terms of the convertible notes provide that the notes and accrued dividends will convert at a price that is equal to a 20% discount to the price of Angion common stock offered in Angion’s initial public offering. The number of shares reflected are based on an initial public offering price of $16.00 per share and assumed the conversion occurs on February 9, 2021.

(2)
Dr. Omenn is a member of the Angion Board. Upon Angion’s initial public offering in February 2021, all of the convertible notes held by Dr. Omenn’s were converted into 61,657 shares of Angion common stock. Amount shown includes Convertible Notes held by the Gilbert S. Omenn Revocable Trust, an estate planning instrument for which Dr. Omenn is trustee.

(3)	Consists of shares of Angion common stock converted from both convertible notes outstanding and convertible preferred stock outstanding.
(4)
Dr. Venkatesan is Angion’s chief executive officer and Chairman of the Angion Board. During 2020, Dr. Venkatesan purchased $950,000 in convertible notes, and in August 2021 $1.8 million in convertible notes purchased by Dr. Venkatesan in 2019 and 2020 were exchanged into preferred convertible notes, all of which were then converted into 165,094 shares of Angion common stock upon Angion’s initial public offering in February 2021.

(5)	Mr. Ganzi is a member of the Angion Board.
(6)	Ms. Wilson is a member of the Angion Board.
(7)	Vifor (International) Ltd. is Angion’s licensing partner.
Transactions with NovaPark LLC
Prior to March 2023, Angion rented office and laboratory space in Uniondale, New York from NovaPark, an affiliated company, under a lease expiring on June 20, 2026. The space Angion rented is part of the NovaPark Facility for biological and chemistry research owned by NovaPark. Angion recorded rent expense for fixed lease payments of $1.2 million and $1.1 million for years ended December 31, 2022 and 2021, respectively. Angion recorded rent expense for variable expenses related to the lease of $0.4 million and $0.5 million for the years ended December 31, 2022 and 2021.
In March 2023, Angion entered into a Surrender Agreement with NovaPark pursuant to which (a) it paid to NovaPark a termination fee of $3.03 million, and (b) it thereby entered into a Membership Interest Redemption Agreement pursuant to which Angion relinquished its 10% membership interest in NovaPark. The Surrender Agreement provides that, except for the payment of the termination fee described above, no other rent or charges (whether or not now accruing or in arrears) will be due from Angion with respect to any period prior to or subsequent to the surrender of the Property to NovaPark, thereby relieving Angion of rent payments equal to approximately $3.86 million, plus other amounts for facility fees and utilities with respect to the Property. Prior to entering into the Membership Interest Redemption Agreement, Angion owned, Dr. Goldberg and Rina Kurz, Dr. Goldberg’s spouse, owned 10%, 45% and 45%, respectively, of the membership interests in NovaPark LLC.
Consultant Fees and Employment of Immediate Family
Angion has paid consulting fees under an agreement with Rina Kurz, Dr. Goldberg’s spouse, for management and administrative services relating to Angion’s U.S. government grants and contracts. For the year ended December 31, 2022, consultant fees paid to Ms. Kurz were immaterial. Angion believes the consulting arrangement with Ms. Kurz was made on terms no less favorable to Angion than those Angion could obtain from unaffiliated third parties. Angion terminated Ms. Kurz’s consultant agreement in February 2022.
Elisha Goldberg, Dr. Goldberg’s son, who formerly served as Angion’s Vice President and Director of Strategy, was separated from his employment with Angion on January 31, 2022 as part of Angion’s reduction in force announced in January 2022. For the year ended December 31, 2022, Elisha Goldberg was paid $0.3 million in salary and other compensation pursuant to Mr. Goldberg’s separation agreement with Angion dated March 1, 2022 Pursuant to the terms of the Separation Agreement, Mr. Goldberg will receive total severance benefits of approximately $0.4 million. Mr. Goldberg also had the right to exercise vested stock options he received under our Amended and Second Restated 2015 Equity Incentive Plan or our 2021 Incentive Award Plan for an extended period of 11 months, until December 31, 2022. None of the vested stock options were exercised by Mr. Goldberg.
Ohr Investment
Angion and the family of Dr. Goldberg own approximately 2.4% and 78.7%, respectively, of the membership interests in Ohr, an affiliated company. Dr. Goldberg’s son, Elisha Goldberg, is the manager of Ohr. In addition, Dr. Venkatesan and Mr. Ganzi each own approximately 1.6% of the membership interests in Ohr.
In November 2013, Angion granted Ohr an exclusive worldwide license, with the right to sublicense, under Angion's patent rights covering one of Angion's CYP26 inhibitors, ANG-3522, for the use in treating conditions of the skin or hair. Sublicensees may not grant further sublicenses under Angion's patent rights other than to affiliates of such sublicensees and entities with which sublicensees are collaborating for the research, development, manufacture and commercialization of the products. Ohr will pay Angion a royalty at a rate in the low single digits on gross revenue of products incorporating ANG-3522, and milestone payments potentially totaling up to $9.0 million based on achievement of sales milestones. Royalties and milestone payments will be paid until the later of 15 years from the first commercial sale of a licensed product or the last to expire licensed patent rights. The royalty rate is subject to adjustments under certain circumstances. Angion believes the Ohr License was made on terms no less favorable to Angion than those Angion could obtain from unaffiliated third parties. On February 5, 2023, Angion and Ohr executed the First Amendment to the Ohr license agreement. Such amendment allows Ohr access to Angion’s CYP26 inhibitors beyond ANG-3522 for the use in of treating conditions of the skin and hair, eliminates Angion’s obligation to prosecute or maintain the patents rights licensed to Ohr at its principal expense, and allows Ohr to prosecute and maintain such patent rights its sole own expense. No revenue from this license agreement was recognized in 2022 and 2021.
Director Independence
The Angion Board currently consists of six members. The Angion Board has determined all of Angion’s directors, other than Dr. Venkatesan and Dr. Goldberg, qualify as “independent” directors in accordance with Nasdaq listing requirements. Dr. Venkatesan and Dr. Goldberg are not considered independent because they were employees of Angion in 2022 and 2021. As of March 2022, Dr. Goldberg was no longer an employee of Angion. In addition, as required by Nasdaq rules, the Angion Board has made a subjective determination as to each independent director that no relationships exist that, in the opinion of the Angion Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the Angion Board reviewed and discussed information provided by the directors and Angion with regard to each director’s business and personal activities and relationships as they may relate to Angion and its management. There are no family relationships among any of Angion’s directors or executive officers.
Indemnification
Angion provides indemnification for its directors and executive officers so that they will be free from undue concern about personal liability in connection with their service to Angion. Under Angion’s Bylaws, Angion is required to indemnify its directors and executive officers to the extent not prohibited under Delaware or other applicable law. Angion has also entered into indemnity agreements with certain officers and directors. These agreements provide, among other things, that Angion will indemnify the officer or director, under the circumstances and to the extent provided for in the agreement, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Angion, and otherwise to the fullest extent permitted under Delaware law and Angion’s Bylaws.
Elicio Related Party Transactions
Convertible Notes and Initial Series B Preferred Stock Financing
Between 2015 and 2017, Elicio entered into convertible promissory note agreements with investors for an aggregate amount of $4.6 million (Initial Bridge Notes). During 2018, Elicio entered into convertible promissory note agreements with investors for an aggregate principal amount of approximately $18.2 million (2018 Notes). In August 2018, at an initial closing of a private placement (Series B Private Placement) for Elicio’s Series B Preferred Stock, par value $0.001 per share (Series B Preferred Stock), Elicio entered into a Series B Preferred Stock Purchase Agreement pursuant to which Elicio issued and sold to investors an aggregate of 2,100,000 shares of Series B Preferred Stock at a purchase price of $1.00 per share, for aggregate consideration of approximately $2.1 million. The principal amount of the Initial Bridge Notes and the 2018 Notes, together with interest thereon in an aggregate amount of approximately $24.0 million, was automatically converted into shares of Elicio’s Series B Preferred Stock and warrants to purchase shares of Elicio’s common stock. No Initial Bridge Notes or 2018 Notes remain outstanding.
The participants in the Initial Bridge Notes and 2018 Notes financings and the initial closing of the Series B Private Placement included the following holders of more than 5% of Elicio’s capital stock or entities affiliated with them:
Participants	Aggregate Principal Amount	Shares of Series B Preferred Stock Received on Conversion of Notes	Warrants to Purchase Shares of Common Stock Received on Conversion of Notes(1)
Clal Biotechnology Industries, Ltd.	$6,347,701	9,399,504	2,349,872

(1)	Warrants with ten-year term to purchase 1⁄4 of a share of common stock at an exercise price of $1.10 per full share were issued in connection with each share of Series B Preferred Stock issued.
At additional closings of the Series B Private Placement held between February 2019 and February 2021 (Follow-on Series B Closings), Elicio issued and sold an aggregate of 40,482,491 additional shares of Series B Preferred Stock at a purchase price of $1.00 per share, for aggregate gross proceeds of approximately $40.5 million. The participants in these follow-on closings of the Series B Private Placement included the following holders of more than 5% of Elicio’s capital stock or entities affiliated with them:
Participants	Shares of Series B Preferred Stock	Warrants to Purchase Shares of Common Stock(2)
Clal Biotechnology Industries, Ltd.	2,000,000	—
(2)	No warrants were issued to investors after the additional closings in 2019.
Convertible Notes and Series C Preferred Stock Financing
In October and November 2021, Elicio entered into convertible promissory note agreements with investors for an aggregate amount of approximately $14.5 million (Series C Bridge Notes). In May 2022, at an initial closing (Initial Closing) of a private placement (Series C Private Placement) for Elicio’s Series C Preferred Stock, par value $0.001 per share (Series C Preferred Stock), Elicio entered into a Series C Preferred Stock Purchase Agreement pursuant to which Elicio issued and sold to investors an aggregate of 812,498 shares of Series C-1 Preferred Stock at a purchase price of $1.20 per share, for aggregate consideration of approximately $1.0 million. At additional closings of the Series C Private Placement held between June 2022 and September 2022 (Follow-on Series C Closings), Elicio issued and sold an aggregate of 8,350,374 additional shares of Series C-1 Preferred Stock at a purchase price of $1.20 per share, for aggregate gross proceeds of approximately $10.0 million. On October 18, 2022 (Conversion Date), Elicio entered into Amendment No. 1 to the Series C Preferred Stock Purchase Agreement pursuant to which Elicio adjusted the shares of Series C-1 Preferred Stock previously sold at the Initial Closing and the Follow-On Series C Closings to reflect a revised per share purchase price of $0.2576, such that the aggregate shares of Series C-1 Preferred Stock previously sold at the Initial Closing and Follow-on Series C Closing increased from 9,162,873 to an aggregate of 42,684,209 shares of Series C-1 Preferred Stock and, Elicio issued and sold an aggregate of 42,701,862 additional shares of Series C-1 Preferred Stock at a purchase price of $0.2576 per share, for additional aggregate proceeds of approximately $11.0 million. On the Conversion Date, the principal amount of the Series C Bridge Notes, together with interest thereon in an aggregate amount of approximately $15.6 million, was automatically converted into shares of Elicio’s Series C-2 Preferred Stock. No Series C Bridge Notes remain outstanding. On November 1, 2022, Elicio issued and sold an aggregate of 1,242,235 shares of Series C-1 Preferred Stock at a purchase price of $0.2576 per share, for additional aggregate proceeds of approximately $0.3 million.
The participants in the Series C Bridge Notes financings and the closings of the Series C Private Placement included the following holders of more than 5% of Elicio’s capital stock or entities affiliated with them:
Participants	Aggregate Principal & Interest Amount	Shares of Series C-2 Preferred Stock Received on Conversion of Notes
Clal Biotechnology Industries, Ltd.	$2,165,699	10,507,999
Dreavent 3, a Series of Dreavent Master, LLC	$12,251,015	59,442,089
Participants	Shares of Series C-1 Preferred Stock
Dreavent 5 LP	37,928,775
Dreavent 5 II LP	6,987,577

Investors’ Rights Agreement
In connection with the Series C Private Placement, Elicio entered into a Second Amended and Restated Investors’ Rights Agreement, dated as of May 12, 2022, as further amended by that certain Amendment No. 1 to the Second Amended and Restated Investors’ Rights Agreement, effective as of October 18, 2022, which provides, among other things, that certain holders of Elicio’s capital stock, including Elicio’s principal stockholders, have the right to demand that Elicio file a registration statement or request that their shares of Elicio capital stock be covered by a registration statement that Elicio is otherwise filing. Upon the Closing, all provisions relating to these rights and covenants, as well as all provisions relating to registration rights, will terminate.
Right of First Refusal
In connection with the Series C Private Placement, Elicio entered into a Second Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of May 12, 2022, (ROFR), which provides, among other things, to certain holders of Elicio capital stock, including Elicio’s principal stockholders, a right of first refusal and co-sale agreement. Pursuant to the ROFR, Elicio has a right to purchase shares of Elicio capital stock which stockholders propose to sell to other parties and certain holders of Elicio capital stock, including Elicio’s principal stockholders, have a secondary right to purchase shares of Elicio capital stock which stockholders propose to sell to other parties. The ROFR will terminate upon the Closing.
Voting Agreement
In connection with the Series C Private Placement, Elicio entered into a Second Amended and Restated Voting Agreement, dated as of May 12, 2022, as further amended by that certain Amendment No. 1 to the Second Amended and Restated Voting Agreement, effective as of October 18, 2022, pursuant to which certain holders of Elicio capital stock, including certain holders of 5% of Elicio capital stock and entities affiliated with certain of Elicio’s directors, have agreed to, among other things, vote in a certain way on certain matters, including with respect to the election of directors. Upon the Closing, the Voting Agreement will terminate and none of Elicio’s stockholders will have any special rights regarding the election or designation of members of the board of directors.
Elicio has also entered into Support Agreements in connection with the Merger with certain directors, executive officers and 5% stockholders, and their affiliates. For a description of these Support Agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/information statement.
Information Rights Agreement
Elicio entered into an information rights agreement with Clal Biotechnology Industries (CBI) a holder of greater than 5% of Elicio’s capital stock and an entity affiliated with Assaf Segal, a member of Elicio’s Board. This agreement requires Elicio to provide CBI its annual and quarterly financial statements, auditor consent letters and other information reasonably required by CBI to enable it to prepare its financial statements. This agreement also requires that Elicio provide CBI with information that is material to Elicio in order for CBI to comply with disclosure and other Israeli Securities Law requirements.
Agreements with Directors and Officers
Indemnification Agreements
Elicio has entered into indemnification agreements with certain of its directors and executive officers. The indemnification agreements will require Elicio to indemnify these individuals to the fullest extent not prohibited by Delaware law. There is no pending litigation or proceeding naming any of Elicio’s directors or officers to which indemnification is being sought, and Elicio is not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.
Loan to Executive Officer
In September 2020, Elicio issued a recourse note to Robert Connelly, Elicio’s Chief Executive Officer, in connection with Mr. Connelly’s exercise of an option to purchase 2,154,276 shares of Elicio common stock at $0.18 per share that was awarded in 2018. The principal amount of the note was approximately $0.2 million, which accrued interest at a rate of 0.35% per annum, compounded semi-annually. The note was repaid in full in June 2021.

Danforth Advisors Consulting Agreement
On March 13, 2013, Elicio entered into a Consulting Agreement with Danforth Advisors, LLC (Danforth). Daniel Geffken, Elicio’s interim Chief Financial Officer, is a managing director of Danforth. The agreement provides for Danforth to provide chief financial officer services, business consulting and advisory services, including accounting and controller services that are necessary to support the management and operations of Elicio’s business. The agreement remains in effect until such time as either party has given notice of termination and may be terminated by either party for cause upon 30 days’ prior written notice to the other party or for convenience upon 60 days’ prior written notice to the other party. The agreement has been amended in each of 2014, 2016, 2019, 2020 and 2021 to modify the scope of services provided. As consideration under the agreement, Elicio pays Danforth consulting fees generally based on hourly rates as enumerated in the agreement, or for specific agreed upon fees for specific projects/services. Elicio paid Danforth approximately $0.4 million and $0.7 million for its services in 2022 and 2021, respectively. Mr. Geffken receives grants of options to purchase common stock from time to time in his capacity a consultant and, separately, receives additional grants in his capacity as a member of Elicio’s Board. Mr. Geffken has not received any options to purchase shares of Elicio common stock in connection with this service as a consultant. For more information regarding these grants, see the section titled “Elicio Executive and Director Compensation.”
Policies and Procedures for Related Party Transactions
While Elicio does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, the Elicio Board reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions and obtains the approval of non-interested directors when it determines that such approval is appropriate under the circumstances.

DESCRIPTION OF ANGION CAPITAL STOCK
The following summary describes Angion’s capital stock and the material provisions of Angion’s amended and restated certificate of incorporation and amended and restated bylaws, and of the DGCL. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to Angion’s amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.
Angion’s authorized capital stock consists of 300,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. A description of material terms and provisions of Angion’s certificate of incorporation and bylaws affecting the rights of holders of Angion’s capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to Angion’s certificate of incorporation and the bylaws.
Common stock
Voting Rights.  Each holder of Angion common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Angion’s stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of 662∕3% of the voting power of all of the then outstanding voting stock is required to take certain actions, including amending certain provisions of Angion’s amended and restated certificate of incorporation, such as the provisions relating to amending Angion’s amended and restated bylaws, the classified board and director liability.
Dividends.  Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Angion common stock are entitled to receive dividends, if any, as may be declared from time to time by the Angion Board out of legally available funds.
Liquidation.  In the event of a liquidation, dissolution or winding up of Angion, holders of Angion common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Angion’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.
Rights and Preferences. Holders of Angion common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Angion common stock. The rights, preferences and privileges of the holders of Angion common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Angion’s preferred stock that Angion may designate in the future.
Fully Paid and Nonassessable. Angion’s outstanding shares of common stock are fully paid and nonassessable.
Preferred stock
The Angion Board is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. The Angion Board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by Angion’s stockholders. The Angion Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, discouraging or preventing a change in control of Angion and may adversely affect the market price of Angion common stock and the voting and other rights of the holders of common stock.
Anti-Takeover Effects of Provisions of Angion’s Amended and Restated Certificate of Incorporation, Angion’s Amended and Restated Bylaws and Delaware Law
Certain provisions of Delaware law and Angion’s amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of Angion by means of a tender offer; acquisition of Angion by means of a proxy contest or otherwise; or removal of

Angion’s incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in Angion’s best interests, including transactions that might result in a premium over the market price for Angion’s shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Angion to first negotiate with the Angion Board. Angion believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Angion outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute
Angion is subject to Section 203 of the DGCL which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of Angion common stock.
Undesignated Preferred Stock
The ability to authorize undesignated preferred stock makes it possible for the Angion Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Angion. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Angion.
Special Stockholder Meetings
Angion’s amended and restated bylaws provide that a special meeting of stockholders may be called at any time by the Angion Board or the chairperson of the Angion Board or Angion’s President or Chief Executive Officer, but such special meetings may not be called by the stockholders or any other person or persons.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Angion’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Angion Board or a committee of the Angion Board.
Elimination of Stockholder Action by Written Consent
Angion’s amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.
Classified Board; Election and Removal of Directors; Filling Vacancies
The Angion Board is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by Angion’s stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of Angion’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because Angion’s stockholders do not have cumulative voting rights, Angion’s stockholders holding a majority of the shares of Angion common stock outstanding will be able to elect all of Angion’s directors. Angion’s amended and restated certificate of incorporation provides for the removal of any of Angion’s directors only for cause and requires a stockholder vote by the holders of at least a 662/3% of the voting power of the then outstanding voting stock. Furthermore, any vacancy on the Angion Board, however occurring, including a vacancy resulting from an increase in the size of the Angion Board, may only be filled by a resolution of the Angion Board unless the Angion Board determines that such vacancy shall be filled by the stockholders. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Angion, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Choice of Forum
Angion’s amended and restated certificate of incorporation and amended and restated bylaws provide that, unless Angion consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on Angion’s behalf; any action asserting a claim of breach of fiduciary duty owed by any of Angion’s directors, officers or stockholders to Angion or to Angion’s stockholders; any action asserting a claim against Angion arising pursuant to DGCL, Angion’s amended and restated certificate of incorporation or Angion’s amended and restated bylaws (as either may be amended from time to time); or any action asserting a claim against Angion that is governed by the internal affairs doctrine. As a result, any action brought by any of Angion’s stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Angion’s amended and restated certificate of incorporation and amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against Angion or any of Angion’s directors, officers, employees or agents and arising under the Securities Act. Nothing in Angion’s amended and restated certificate of incorporation and amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.
If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (Foreign Action) in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of Angion’s amended and restated certificate of incorporation and amended and restated bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although Angion’s amended and restated certificate of incorporation and amended and restated bylaws contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Angion or any of Angion’s directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although Angion’s stockholders will not be deemed to have waived Angion’s compliance with federal securities laws and the rules and regulations thereunder.
Amendment of Charter Provisions
The amendment of any of the above provisions in Angion’s amended and restated certificate of incorporation, except for the provision making it possible for the Angion Board to issue undesignated preferred stock, would require approval by a stockholder vote by the holders of at least a 662/3% of the voting power of the then outstanding voting stock.
The provisions of the DGCL, Angion’s amended and restated certificate of incorporation and Angion’s amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of Angion’s common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in Angion’s management. It is possible that these provisions could make it more difficult to accomplish transactions that Angion stockholders may otherwise deem to be in their best interests.

Limitation of Liability and Indemnification Matters
Angion’s amended and restated certificate of incorporation contains provisions that limit the liability of Angion’s directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, Angion’s directors will not be personally liable to Angion or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:
•	any breach of the director’s duty of loyalty to Angion or its stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•	any transaction from which the director derived an improper personal benefit.
Each of Angion’s amended and restated certificate of incorporation and amended and restated bylaws provide that Angion is required to indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. Angion’s amended and restated bylaws also obligate Angion to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit Angion to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether Angion would otherwise be permitted to indemnify him or her under Delaware law. Angion has entered and expects to continue to enter into agreements to indemnify its directors, executive officers and other employees as determined by the Angion Board. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. Angion believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Angion also maintains directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in Angion’s amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against Angion’s directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against Angion’s directors and officers, even though an action, if successful, might benefit Angion and its stockholders. Further, a stockholder’s investment may be adversely affected to the extent that Angion pays the costs of settlement and damages.
Transfer Agent and Registrar
The transfer agent and registrar for Angion common stock is Continental Stock Transfer & Trust Company. The transfer agent and registrar’s address is 1 State Street, 30th Floor, New York, New York 10004.
Listing on the Nasdaq Global Select Market
Angion common stock is listed on the Nasdaq Global Select Market the symbol “ANGN.”

COMPARISON OF RIGHTS OF HOLDERS OF ANGION STOCK AND ELICIO STOCK
General
Elicio and Angion are both incorporated under the laws of the State of Delaware. The rights of Elicio stockholders and Angion stockholders are generally governed by the DGCL. Upon completion of the Merger, Elicio stockholders will become Angion stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Angion and the amended and restated certificate of incorporation of Angion, as amended.
The material differences between the current rights of Elicio stockholders under Elicio’s amended and restated certificate of incorporation and bylaws and their rights as Angion stockholders, after the Merger, under Angion’s amended and restated certificate of incorporation and its amended and restated bylaws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Elicio or Angion before the Merger and being a Angion stockholder following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 305 of this proxy statement/prospectus/information statement.
Authorized Capital Stock
Elicio
Elicio’s amended and restated certificate of incorporation authorizes the issuance of up to 520,000,000 shares of common stock, $0.01 par value per share, and 347,902,276 shares of preferred stock, $0.001 par value per share (Elicio Preferred Stock), of which 5,000,000 shares are designated Series A Preferred Stock, 72,802,898 shares are designated Series B Preferred Stock, 194,099,378 shares are designated Series C-1 Preferred Stock, and 76,000,000 shares are designated Series C-2 Preferred Stock. The Elicio Series C-1 Preferred Stock and Elicio Series C-2 Preferred Stock are together referred to herein as Elicio Series C Preferred Stock.
Angion
Angion’s authorized capital stock consists of 300,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.
The Merger Agreement contemplates an amendment to Angion’s amended and restated certificate of incorporation in connection with the closing of the Merger to implement the Reverse Stock Split.
Conversion Rights and Protective Provisions
Elicio
The amended and restated certificate of incorporation of Elicio provides that each holder of shares of Elicio Preferred Stock shall, subject to certain conditions, have the right to convert such shares into shares of Elicio common stock at any time in accordance with the amended and restated certificate of incorporation of Elicio. Each share of Elicio Preferred Stock is convertible into 1.00 share of Elicio common stock. The applicable conversion rates of each series of Elicio Preferred Stock are subject to further adjustment if Elicio issues additional shares of Elicio common stock at a price per share below the applicable conversion price of a series of Elicio Preferred Stock, subject to certain customary exceptions. The current conversion prices of the Elicio Preferred Stock are: $0.6836 for the Elicio Series A Preferred Stock, $0.6836 for the Elicio Series B Preferred Stock, $0.2576 for the Elicio Series C-1 Preferred Stock, and $0.2061 for the Elicio Series C-2 Preferred Stock.
The amended and restated certificate of incorporation of Elicio provides that for so long as at least 68,924,848 shares of Elicio Preferred Stock shall be outstanding, Elicio shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the holders of a majority of the outstanding shares of Elicio Preferred Stock, voting together on a single class and on an as-converted to Elicio common stock basis, given in writing or by vote at a meeting: (a) (i) liquidate, dissolve or wind-up the business and affairs of Elicio, (ii) effect any Deemed Liquidation Event (as defined in Elicio’s amended and restated certificate of incorporation), (iii) sell, lease, license or otherwise dispose of all or a material portion of the assets or inventory of Elicio (other than in the ordinary course of business); (b) amend, alter or repeal any provision of Elicio’s amended and restated certificate of incorporation or bylaws; (c) alter or change the rights, preferences or privileges of the Elicio Preferred Stock; (d) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series C Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of Elicio, the payment of dividends and rights of redemption, other than additional shares of Series C Preferred Stock; (e) increase the authorized number of shares of the Preferred Stock or increase the authorized number of shares of any other class or series of capital stock of Elicio (f) (i) reclassify, alter or amend any existing security of Elicio that is pari passu to the Elicio Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of Elicio, the payment of dividends and rights of redemption, if such reclassification, alteration or amendment would render such other security senior to any of the Elicio Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of Elicio that is junior to the Preferred Stock in respect of the distribution of assets upon the liquidation, dissolution or winding up of Elicio, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with any of the Preferred Stock in respect of any such right, preference or privilege; (g) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the other than (i) redemptions of or dividends or distributions on the Elicio Preferred Stock as expressly authorized in Elicio’s amended and restated certificate of incorporation, and (ii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for Elicio or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then current fair market value thereof; (h) incur any indebtedness for borrowed money, or create, or authorize the creation of, or issue, or authorize the issuance of, any debt security, or permit any subsidiary to take any such action, if the aggregate indebtedness of Elicio and its subsidiaries for borrowed money following such action would exceed $500,000, except where approved in advance by the Elicio Board including the affirmative vote of all of the Series A Directors, all of the Series B Directors and at least one (1) Series C Director (each as defined in Elicio’s amended and restated certificate of incorporation and together, the “Required Elicio Directors); (i) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more subsidiaries) by Elicio, or sell, transfer or otherwise dispose (directly or indirectly) of any capital stock of any direct or indirect subsidiary of Elicio, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or a series of related transactions) of all or substantially all of the assets of such subsidiary; (j)(i) increase the aggregate number of shares of Elicio common stock authorized for issuance to employees or directors of, or consultants or advisors to, Elicio or any of its subsidiaries pursuant to any stock option or other equity incentive plan, (ii) create any such stock option or other equity incentive plan or (iii) grant shares of Elicio common stock, stock options or other securities of Elicio to employees or directors of, or consultants or advisors to, Elicio or any of its subsidiaries except pursuant to Elicio’s 2012 Equity Incentive Plan or 2022 Equity Incentive Plan, except where approved in advance by the Elicio Board including the affirmative vote or consent of all of the Required Elicio Directors; (k) increase or decrease the authorized number of directors constituting the Elicio Board; (1) accelerate, or provide for the acceleration of, the vesting schedule of any stock option or restricted stock award, except in the case where any such acceleration is provided for in any written agreement entered into by Elicio prior to first issuance of Elicio Series C Preferred Stock or where any such acceleration has been approved by the Elicio Board including the affirmative vote of the Required Elicio Directors; (m) appoint, hire, terminate or remove the Chief Executive Officer and the Chief Financial Officer, except in the case where any such hire or termination has been approved by the Elicio Board including the affirmative vote or consent of the Required Elicio Directors; (n) effect any material change m the principal business of Elicio; (o) acquire the stock or other equity interests or all or substantially all of the assets of another entity, except in the case where any such acquisition has been approved by the Elicio Board including the affirmative vote of the Required Elicio Directors and; (p) permit any direct or indirect subsidiary of Elicio to take any action, or fail to prohibit or prevent any direct or indirect subsidiary of Elicio from taking any action, that Elicio would be prohibited from taking under any of the foregoing clauses (a)-(o) if such action were being taken by Elicio; and (q) commit, agree, resolve to take, or make an agreement (whether oral or written) to commit, agree or resolve to take, or cause any officers or employees to commit, agree or resolve to take, any of the actions described in the foregoing clauses (a)-(p).
Angion
Holders of Angion common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Angion common stock. The rights, preferences and privileges of the holders of Angion common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Angion preferred stock that it may designate in the future.
Angion’s Board is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Angion’s Board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the company’s stockholders. Angion’s Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, discouraging or preventing a change in control of Angion and may adversely affect the market price of Angion’s common stock and the voting and other rights of the holders of common stock.
Number of Directors
Elicio
Elicio’s bylaws provide that the number of directors shall be set from time to time by the Elicio Board and shall be no less than one and not more than thirteen directors. Elicio’s amended and restated certificate of incorporation provides for the election of nine directors and that in no event shall the maximum amount of directors be less than five.
Angion
Angion’s amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any special rights of the holders of any series of preferred stock to elect directors, Angion’s authorized number of directors shall be determined from time to time by resolution of the Angion Board. The Angion Board currently has six members.
Stockholder Nominations and Proposals
Elicio
None.
Angion
Angion’s amended and restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice.
Classification of Board of Directors
Elicio
Elicio’s amended and restated certificate of incorporation and bylaws do not provide for the division of the Elicio Board into staggered classes.
Angion
Angion’s amended and restated certificate of incorporation provides that the directors shall be divided into three classes, with each class having a three-year term expiring on a staggered basis.
Removal of Directors
Elicio
Elicio’s bylaws provide that, any director may be removed from the Elicio Board at any time, with or without cause, by the holders of a majority of the shares then entitled to vote in an election of directors.

The Voting Agreement provides that the board of directors shall consist of (1) one individual designated by the holders of a majority of the outstanding shares of Elicio Preferred Stock, (2) two individuals designated by the holders of a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class, (3) two individuals designated by the holders of a majority of the outstanding shares of Series B Preferred Stock, voting separately as a class, (4) two individuals designated by the holders of a majority of the outstanding shares of Series C Preferred Stock, voting separately as a class, (5) one individual who is an industry expert (approved by the Series A Directors and Series B Directors), and (6) Elicio’s chief executive officer. If any director resigns or is removed, they shall be replaced by a person nominated in accordance with the previous sentence. The Voting Agreement will be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Angion or the surviving company.
Angion
Angion’s certificate of incorporation provides that, except as may otherwise be provided by the DGCL and subject to the special rights of the holders of any series of preferred stock to elect directors, any individual Angion director may be removed only for cause and requires a stockholder vote by the holders of at least a two-thirds of the voting power of the then outstanding voting stock.
Vacancies on the Board of Directors
Elicio
Elicio’s bylaws provide that vacancies occurring on its board of directors may be filled by affirmative vote of the majority of directors then in office, even if less than a quorum. If the holders of any class or classes of stock are entitled to elect one or more directors by the provisions of Elicio’s amended and restated certificate of incorporation, a majority of the directors elected by such class or classes then in office may fill such vacancy or vacancies. Elicio’s certificate of incorporation provides that if the holders of the shares of one or more series of voting capital stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, then any directorship not so filled shall remain vacant until such time as the holders of the shares of the applicable class or series of voting capital stock entitled to elect a person to fill such directorship so elect a person to fill such directorship and the Voting Agreement by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of Elicio other than by the holders of the shares of the applicable class or series of capital stock entitled to elect a person to fill such directorship, voting exclusively and as a separate class as provided in the certificate of incorporation.
Angion
Angion’s certificate of incorporation and bylaws provide that, subject to the rights of the holders of any series of preferred stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum or by the sole remaining director, and not by the stockholders.
Voting Stock
Elicio
Elicio’s amended and restated certificate of incorporation provides that every stockholder shall be entitled to one vote for each share of common stock of Elicio held by them (including all Elicio Preferred Stock on an as-converted basis) as of the record date for such meeting.
Angion
The Angion common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.
Cumulative Voting
Elicio
Elicio’s amended and restated certificate of incorporation does not address cumulative voting.

Angion
Angion stockholders do not have cumulative voting rights in the election of directors.
Stockholder Action by Written Consent
Elicio
Elicio’s bylaws provide that any action required by the DGCL or permitted to be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Angion
Angion’s amended and restated certificate of incorporation and its amended and restated bylaws eliminated the right of stockholders to act by written consent without a meeting.
Notice of Stockholder Meeting
Elicio
Elicio’s bylaws provide that except as otherwise provided by statute, its amended and restated certificate of incorporation, as amended, or the bylaws, notice of each annual or special meeting of the stockholders shall be given to each stockholder of record entitled to vote at such meeting not less than ten and nor more than 60 days before the day of the meeting to each stockholder entitled to vote at such meeting. Every such notice shall state the time, place, if any, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, no business may be transacted at such meeting except that referred to in the notice, or in a supplemental notice given also in compliance with the provisions of the bylaws, or such other business as may be germane or supplementary to that stated in said notice or notices.
Notices may be (i) in writing and delivered personally at the addresses appearing on Elicio’s books, (ii) by facsimile telecommunication, (iii) by electronic mail, (iv) by other electronic transmission. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice need not be given to any stockholder who submits a written waiver of notice signed by him or her before or after the time stated therein. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.
Angion
Angion’s bylaws provide that written notice of a meeting of the stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.
Notice shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified Angion in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding Angion. Notice need not be given to any stockholder who submits a written waiver of notice signed by him or her before or after the time stated therein. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or bylaws.

Special Stockholder Meetings
Elicio
Elicio’s bylaws provide that a special meeting of the stockholders may be called at any time by the Elicio Board, Chairperson of the Elicio Board, and any President or Vice President of Elicio.
Angion
Angion’s bylaws provide that a special meeting of stockholders may be called at any time by Angion’s Board or the chairperson of the board of directors or its President or Chief Executive Officer, but such special meetings may not be called by the stockholders or any other person or persons.
Indemnification
Elicio
Elicio has entered into separate indemnification agreements with certain of its directors and executive officers, in addition to the indemnification provided for in Elicio’s amended and restated certificate of incorporation and bylaws. The indemnification agreements and Elicio’s amended restated certificate of incorporation and bylaws that will be in effect upon the closing of this merger require the combined company to indemnify its directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law.
Angion
Angion’s amended and restated certificate of incorporation and amended and restated bylaws provide that to the fullest extent permitted by law, Angion is authorized to provide indemnification any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or agent of Angion or any predecessor of Angion, or serves or served at any other enterprise as a director, officer or agent at the request of Angion or any predecessor to Angion, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such action or proceeding. Angion shall be required to indemnify a person in connection with an action or proceeding initiated by such person only if the Proceeding was authorized by the Board.
Angion has entered into separate indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in Angion’s amended and restated certificate of incorporation and amended and restated bylaws.
Amendment of Amended and Restated Certificate of Incorporation
Elicio
The Elicio Board and stockholders may amend, alter, change or repeal any provision of Elicio’s amended and restated certificate of incorporation, as amended, in a manner prescribed by statue; provided that (i) any such amendment may be subject to the protective provisions described above, (ii) any repeal or modification of Article Ninth of Elicio’s amended and restated certificate of incorporation shall not adversely affect any right or protection of any director of Elicio existing at the time of such repeal or modification or increase the liability of any director of Elicio with respect to any acts or omissions of such director, officer or agent occurring prior to, such repeal or modification, and (iii) any amendment, repeal or modification of Article Tenth of Elicio’s amended and restated certificate of incorporation shall not adversely affect any person existing at the time of such amendment, repeal or modification.
Angion
The amendment of any of the provisions in Angion amended and restated certificate of incorporation, except for the provision making it possible for Angion Board to issue undesignated preferred stock, would require approval by a stockholder vote by the holders of at least a two-thirds of the voting power of the then outstanding voting stock.

Amendment of Amended and Restated Bylaws
Elicio
Under Elicio’s amended and restated certificate of incorporation, the Elicio Board is expressly authorized to make, repeal, alter, amend and rescind any or all of Elicio’s bylaws, subject to the protective provisions described above. Elicio’s bylaws provide that the bylaws may be adopted, amended or repealed by the vote of the holders of the majority of the stock entitled to vote at a meeting.
Angion
Angion’s amended and restated certificate of incorporation and amended and restated bylaws provide that the Angion’s Board is expressly empowered to make, alter or repeal Angion’s amended and restated bylaws. Any adoption, amendment or repeal of the Angion amended and restated bylaws by Angion’s Board shall require the approval of a majority of the authorized number of directors. Angion’s amended and restated certificate of incorporation also provides that the Angion stockholders shall also have power to make, alter or repeal Angion’s amended and restated bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of Angion required by law or by Angion’s amended and restated certificate of incorporation, such action by stockholders shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of Angion capital stock entitled to vote generally in the election of directors, voting together as a single class.
Forum Selection
Elicio
Elicio’s amended and restated certificate of incorporation provides that unless Elicio consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Elicio, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Elicio to Elicio or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or Elicio’s amended and restated certificate of incorporation or bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.
Angion
Angion’s certificate of incorporation and bylaws provide that, unless Angion consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on Angion’s behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against Angion arising under the DGCL or its bylaws; (iv) any action asserting a claim against Angion that is governed by the internal affairs doctrine. Angion’s amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, these forum selection provisions do not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

PRINCIPAL STOCKHOLDERS OF ANGION
The following table sets forth certain information regarding the ownership of Angion’s common stock as of March 15, 2023 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of Angion as a group; and (iv) all those known by Angion to be beneficial owners of more than five percent of its common stock.
	Beneficial Ownership as of March 15, 2023(1)
Beneficial Owner	Number of Shares	Percent of Total
5% and Greater Stockholders:
Jay R. Venkatesan, M.D.(2)	2,655,703	8.4%
Thomas A. Satterfield, Jr.(3)	2,213,383	7.4%
Entities associated with Vifor (International), Ltd.(4)	1,995,643	6.6%
EISA-ABC LLC(5)	1,722,237	5.7%
Itzhak D. Goldberg, M.D.(6)	1,812,048	6.0%

Named Executive Officers and Directors:
Jay R. Venkatesan, M.D.(2)	2,655,703	8.4%
Itzhak D. Goldberg, M.D.(6)	1,812,048	6.0%
Victor F. Ganzi, J.D.(7)	1,032,593	3.4%
Jennifer J. Rhodes, J.D.(8)	363,032	1.2%
John Neylan, M.D.(9)	35,136	*
Gilbert S. Omenn, M.D., Ph.D.(10)	134,221	*
Karen J. Wilson(11)	72,613	*
Allen R. Nissenson, M.D.(12)	63,278	*
All executive officers and directors as a group (9 persons)(13)	6,365,149	19.6%
*	Less than one percent.
(1)
This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Angion believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 30,113,362 shares outstanding on March 15, 2023, adjusted as required by rules promulgated by the SEC. Unless otherwise noted below, the address for persons listed in the table is c/o Angion Biomedica Corp. 7-57 Wells Avenue, Newton, Massachusetts 02459.

(2)
Consists of (i) 1,192,730 shares of Angion’s common stock held directly by Jay R. Venkatesan, M.D., (ii) 1,458,205 shares of Angion’s common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 15, 2023, and (iii) 4,768 shares of Angion’s common stock held by the Venkatesan Family Trust.

(3)
Based upon a Schedule 13G/A filed on February 10, 2023 as of December 31, 2022, Mr. Satterfield has sole voting and investment power with respect to 308,647 of these shares, and shared voting and investment power with respect to 1,904,796 of these shares.With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 300,000 shares are held by Tomsat Investment & Trading Co., Inc., a corporation controlled by Mr. Satterfield and of which he serves as President; 732,178 shares are held by Caldwell Mill Opportunity Fund, which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager; and 600,000 shares are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield. Additionally, Mr. Satterfield has limited powers of attorney for voting and disposition purposes with respect to the following securities: Satterfield Vintage Investments LP (200,000 shares and 15,558 warrants); Rebecca A. Satterfield (25,000 shares); and George and Laura Thaggard Pontikes (32,000 shares). These individuals and entities have the right to receive or the power to direct the receipt of the proceeds from the sale of their respective shares. The address for Mr. Satterfield is 15 Colley Cove Drive, Gulf Breeze, FL 32561.

(4)
The shares are owned directly by Vifor (International) Ltd., a Swiss joint stock corporation, which is a wholly owned subsidiary of Vifor Pharma Participations Ltd., a Swiss joint stock corporation, which is a wholly owned subsidiary of Vifor Pharma Ltd., a Swiss joint stock corporation. Vifor Pharma Ltd. is a wholly owned subsidiary of CSL Behring AG, a Swiss joint stock corporation, which is a wholly owned subsidiary of CSL Behring Holdings Limited, an English private limited company. CSL Behring Holdings Limited is a wholly owned subsidiary of CSL Behring (Holdings) Pty Ltd, an Australian private limited company, which is a wholly owned subsidiary of CSL Limited, an Australian public limited company listed on the Australian Securities Exchange (ASX). Each of Vifor Pharma Participations Ltd., Vifor Pharma Ltd., CSL Behring AG, CSL Behring Holdings Limited, CSL Behring (Holdings) Pty Ltd and CSL Limited may be deemed to beneficially own the shares by virtue of the relationships described above. Voting and investment decisions are made by management at the direction of the Board of Directors of CSL Limited. The Board of Directors of CSL Limited comprisea nine members, which exercises its voting and dispositive power by majority vote. The address of CSL Limited is 45 Poplar Road, Parkville VIC 3052, Australia. The address for Vifor (International) Ltd. is Rechenstrasse 37, CH-9014 St. Gallen, Switzerland.

(5)	Based upon information provided by EISA-ABC. The address of EISA-ABC, LLC is 41 Brayton Street, Englewood, NJ 07631.

(6)
Consists of (i) 1,687,986 shares of Angion’s common stock held directly by Dr. Goldberg, and (ii) 124,062 shares of Angion’s common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 15, 2023. The address of Dr. Goldberg is 41 Brayton Street, Englewood, NJ 07631.

(7)
Consists of (i) 823,117 shares of Angion’s common stock held directly by Victor F. Ganzi, J.D., (ii) 155,581 shares of Angion’s common stock held by Victor F Ganzi 2012 GST Family Trust held by Victor Ganzi, and (iii) 53,895 shares of Angion’s common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 15, 2023.

(8)
Consists of (i) 14,597 shares of Angion’s common stock held directly by Jennifer J. Rhodes, J.D., and (ii) 348,435 that may be acquired pursuant to the exercise of stock options within 60 days of March 15, 2023.

(9)	Consists solely of shares of Angion’s common stock held directly by John Neylan, M.D.
(10)
Consists of (i) 80,326 shares of Angion’s common stock held by the Gilbert S. Omenn Revocable Trust, and (ii) 53,895 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 15, 2023.

(11)
Consists of (i) 18,718 shares of Angion’s common stock held directly by Karen Wilson, and (ii) 53,895 shares of Angion’s common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 15, 2023.

(12)
Consists of (i) 9,383 shares of Angion’s common stock held directly by Allen R. Nissenson, and (ii) 53,895 shares of Angion’s common stock that may be acquired pursuant to the exercise of stock options within 60 days of March 15, 2023.

(13)
Consists of the shares described in footnotes 6 through 12 above, plus (i) 4,000 shares of Angion’s common stock held directly by Greg Curhan, and (ii) 192,525 that may be acquired pursuant to the exercise of stock options within 60 days of March 15, 2023.

PRINCIPAL STOCKHOLDERS OF ELICIO
The following table sets forth certain information with respect to the beneficial ownership of Elicio common stock, on an as-converted to common stock basis, as of March 15, 2023, for:
•	each person, or group of affiliated persons, known by Elicio to beneficially own more than 5% of Elicio’s outstanding shares of Elicio capital stock;
•	each of Elicio’s directors;
•	each of Elicio’s named executive officers; and
•	all directors and executive officers of Elicio as a group.
The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 15, 2023 through the exercise of stock options or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of capital stock held by that person.
The percentage of shares beneficially owned is computed on the basis of 294,501,766 shares of Elicio common stock outstanding as of March 15, 2023, after giving effect to the automatic conversion of all 240,132,083 shares of Elicio preferred stock outstanding as of March 15, 2023, into 276,142,623 shares of Elicio common stock and includes 18,359,143 shares of Elicio common stock outstanding as of March 15, 2023. Shares of Elicio common stock that a person has the right to acquire within 60 days of March 15, 2023, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless noted otherwise, the address of all listed stockholders is 451 D Street, 5th Floor, Suite 501, Boston, MA 02210.
	Beneficial Ownership as of March 15, 2023
Beneficial Owner	Number of Shares	Percent of Total
5% and Greater Stockholders:
Clal Biotechnology Industries, Ltd.(1)	38,097,783	12.78%
Funds affiliated with Dreavent, Inc.(2)	104,358,441	35.44%
GKCC, LLC(3)	38,819,875	13.18%

Directors and Named Executive Officers:
Julian Adams, Ph.D.(4)	2,804,007	*
Carol Ashe(5)	761,281	*
Yekaterina (Katie) Chudnovsky(3)(6)	39,069,875	13.26%
Robert Connelly(7)	12,267,067	4.03%
Daniel Geffken(8)	1,359,610	*
Christopher Haqq, M.D., Ph.D.(9)	6,318,873	2.10%
Annette Matthies, Ph.D.(10)	3,951,710	1.32%
Daphne Karydas(11)	761,281	*
Robert Ruffolo, Jr., Ph.D.(12)	881,104	*
Assaf Segal(13)	250,000	*
All executive officers and directors as a group (11 persons)(14)	75,493,474	23.00%
*	Represents beneficial ownership of less than 1%.
(1)
Consists of (i) 7,314,219 shares of Elicio common stock issuable upon the conversion of 5,000,000 shares of Elicio Series A preferred stock, (ii) 16,675,693 shares of Elicio common stock issuable upon the conversion of 11,399,504 shares of Elicio Series B preferred stock, (iii) 10,507,999 shares of Elicio common stock issuable upon the conversion of 10,507,999 shares of Elicio Series C preferred stock, and (iv) 3,599,872 shares of our common stock subject to warrants that may be exercised within 60 days of March 15, 2023. Clal Industries Ltd.

owns 48.49% of the outstanding shares of Clal Biotechnology Industries, Ltd., or CBI (TASE: CBI). Teva Pharmaceutical Industries Ltd owns 15.89% of the outstanding shares of CBI. Clal Industries Ltd. is wholly-owned (indirectly) by Access Industries and, which is controlled by Mr. Len Blavatnik. Assaf Segal, a member of Elicio’s board of directors, is the Chief Executive Officer of CBI, but does not have voting or investment control over the securities of Elicio owned by CBI. The address of CBI is 3 Azrieli Center, 45th Floor, Triangle Tower, 132 Menachem Begin Road, Tel Aviv 6702301, Israel.
(2)
Consists of (i) 59,442,089 shares of Elicio common stock issuable upon the conversion of 59,442,089 shares of Elicio Series C preferred stock held by Dreavent 3, a Series of Dreavent Master, LLC (“Dreavent 3”), (ii) 37,928,775 shares of Elicio common stock issuable upon the conversion of 37,928,775 shares of Elicio Series C preferred stock held by Dreavent 5, LP, (“Dreavent 5”) and (iii) 6,987,577 shares of Elicio common stock issuable upon the conversion of 6,987,577 shares of Elicio Series C preferred stock held by Dreavent 5 II LP (“Dreavent 5 II”). Assure Fund Management II, LLC is the Administrative Manager of Dreavent 3, Dreavent 5 and Dreavent 5 II. Dreavent, Inc. is the manager of Dreavent 3 and the general partner of Dreavent 5 and Dreavent 5 II. Gorka Fius is the sole stockholder of Dreavent, Inc. and may be deemed to beneficially own the shares held by Dreavent 3, Dreavent 5 and Dreavent 5 II. Mr. Fius disclaims beneficial ownership of the shares held by Dreavent 3, Dreavent 5 and Dreavent 5 II, except to the extent of his pecuniary interest therein, if any. The address of Dreavent 3, Dreavent 5 and Dreavent 5 II is One Broadway, Cambridge, MA 02142.

(3)
Consists of 38,819,875 shares of Elicio common stock issuable upon the conversion of 38,819,875 shares of Elicio Series C preferred stock. Yekaterina (Katie) Chudnovsky is the sole member and manager of GKCC, LLC and may be deemed to beneficially own the shares held by GKCC, LLC. The address of GKCC, LLC is 501 Silverside Road, Suite 87AVA, Wilmington, DE 19809.

(4)	Consists of 2,804,007 shares of Elicio common stock subject to options that are exercisable within 60 days of March 15, 2023.
(5)	Consists of 761,281 shares of Elicio common stock subject to options that are exercisable within 60 days of March 15, 2023.
(6)	Consists of 250,000 shares of Elicio common stock subject to options that are exercisable within 60 days of March 15, 2023; see footnote 3.
(7)	Consists of (i) 2,595,072 shares of common stock, and (ii) 9,671,995 shares of Elicio common stock subject to options that are exercisable within 60 days of March 15, 2023.
(8)	Consists of 1,359,610 shares of Elicio common stock subject to options that are exercisable within 60 days of March 15, 2023.
(9)
Consists of: (i) 300,000 shares of Elicio common stock, of which 300,000 shares are subject to forfeiture pursuant to an early exercise of a stock option prior to vesting, and (ii) 6,018,873 shares of Elicio common stock subject to options that are exercisable within 60 days of March 15, 2023.

(10)	Consists of 3,951,710 shares of Elicio common stock subject to options that are exercisable within 60 days of March 15, 2023.
(11)	Consists of 761,281 shares of Elicio common stock subject to options that are exercisable within 60 days of March 15, 2023.
(12)	Consists of 881,104 shares of Elicio common stock subject to options that are exercisable within 60 days of March 15, 2023.
(13)
Consists of 250,000 shares of Elicio common stock subject to options that are exercisable within 60 days of March 15, 2023. Assaf Segal, a member of Elicio’s board of directors, is the Chief Executive Officer of CBI, but does not have voting or investment control over the securities of Elicio owned by CBI.

(14)
Consists of (i) 41,714,947 shares of Elicio common stock held by Elicio’s executive officers and directors, and (ii) 31,614,689 shares of Elicio common stock subject to options that are exercisable within 60 days of March 15, 2023. Includes 4,904,828 shares of common stock subject to options that are exercisable within 60 days of March 15, 2023, held by Pete DeMuth, Chief Scientific Officer.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY
The following table and the related notes present certain information with respect to the beneficial ownership of the common stock of the combined company upon consummation of the Merger, assuming the closing of the Merger occurred on    ,    , by: (i) each person or group of affiliated persons known by Elicio or Angion to become the beneficial owner of more than 5% of the common stock of the combined company upon the closing of the Merger; (ii) each of the directors of the combined company; (iii) each of the executive officers of the combined company; and (iv) all executive officers and directors of the combined company as a group.
Unless otherwise indicated in the footnotes to this table, Elicio and Angion believe that each of the persons named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned.
The following table assumes (i) no exercise of outstanding options to purchase shares of Angion common stock or Elicio common stock prior to the closing of the Merger, (ii) an Exchange Ratio of    , (iii) that the closing of the Merger occurred on    , (iv) that immediately prior to the Merger, Angion will have     shares of its common stock outstanding and Elicio will have     shares of its common stock outstanding, (v) a Reverse Stock Split of    -for-   , to be implemented immediately prior to the closing of the Merger, and (vi) the shares of Angion common stock being reduced to     shares as a result of the Reverse Stock Split and the     shares of Elicio common stock being reduced to a total of     shares as a result of the Exchange Ratio and the Reverse Stock Split. Based on these assumptions, there will be a total of     shares of combined company common stock outstanding upon the closing of the Merger, after giving effect to the Reverse Stock Split.
Shares of the combined company’s common stock that may be acquired by an individual or group within 60 days of    , pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of the combined company’s common stock of any other person shown in the table. Unless otherwise indicated, the address for the following stockholders is: c/o Elicio Therapeutics, Inc., 451 D Street, 5th Floor, Suite 501, Boston, MA 02210.
Beneficial Ownership as of , 2023
Beneficial Owner	Number of Shares	Percent of Total
5% and Greater Stockholders:
Clal Biotechnology Industries, Ltd.
Funds affiliated with Dreavent, Inc.
GKCC, LLC

Directors and Named Executive Officers(1):
Robert Connelly
Daniel Geffken
Christopher Haqq, M.D., Ph.D.
Annette Matthies, Ph.D.
Peter DeMuth, Ph.D.
Jay R. Venkatesan, M.D.
Julian Adams, Ph.D.
Carol Ashe
Daphne Karydas
Assaf Segal
Yekaterina (Katie) Chudnovsky
*	Represents beneficial ownership of less than 1%.
(1)
The directors of the combined company upon consummation of the Merger have not been determined. Such individuals will be included in this table in a subsequent filing prior to the time this Registration Statement is declared effective under the Securities Act

LEGAL MATTERS
Cooley LLP will pass upon the validity of the Angion common stock offered by this proxy statement/prospectus/information statement.
EXPERTS
Angion
The consolidated financial statements of Angion Biomedica Corp. as of December 31, 2022 and 2021 and for the years then ended included in this proxy statement/prospectus/information statement have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
Elicio
The consolidated financial statements of Elicio Therapeutics, Inc. as of December 31, 2022 and 2021 and for the years then ended included in this proxy statement/prospectus/information statement have been audited by Baker Tilly US, LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing. This report on the consolidated financial statements contains an explanatory paragraph regarding Elicio Therapeutics, Inc.’s ability to continue as a going concern.
WHERE YOU CAN FIND MORE INFORMATION
Angion has filed with the SEC a Registration Statement on Form S-4 (including exhibits, schedules, and amendments) under the Securities Act with respect to the shares of common stock offered by this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement is a part of the Registration Statement and constitutes a prospectus of Angion, as well as a proxy statement of Angion for its special meeting and an information statement for the purpose of Elicio for its written consent.
This proxy statement/prospectus/information statement does not contain all the information set forth in the Registration Statement. For further information about Angion and the shares of common stock to be registered in the Merger, you should refer to the Registration Statement. Statements contained in this proxy statement/prospectus/information statement relating to the contents of any contract, agreement or other document are not necessarily complete and are qualified in all respects by the complete text of the applicable contract, agreement or other document, a copy of which has been filed as an exhibit to the Registration Statement.
Angion is subject to the reporting and information requirements of the Exchange Act and, as a result, files, or will file, periodic reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s internet site can be found at http://www.sec.gov. Angion also maintains a website at http://www.angion.com and makes available free of charge through this website Angion’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act. Angion make these reports available through Angion’s website as soon as reasonably practicable after Angion electronically files such reports with, or furnishes such reports to, the SEC. The information contained on, or that can be accessed through, Angion’s website is not a part of this proxy statement/prospectus/information statement.
This proxy statement/prospectus/information statement does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus/information statement, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus/information statement nor any distribution of securities pursuant to this proxy statement/prospectus/information statement shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus/information statement by reference or in Angion’s affairs since the date of this proxy statement/prospectus/information statement.

Angion has supplied all information contained in this proxy statement/prospectus/information statement relating to Angion and its business, and Elicio has supplied all information contained in this proxy statement/prospectus/information statement relating to Elicio and its business.
If you would like to request documents from Angion or Elicio, please send a request in writing or by telephone to either Angion or Elicio at the following addresses:
Angion Biomedica Corp.	Elicio Therapeutics Inc.

7-57 Wells Avenue	451 D Street, 5th Floor, Suite 501
Newton, Massachusetts 02459	Boston, MA 02210
(857) 336-4001	(857) 209-0050
Attn: Investor Relations
You may also request additional copies from Angion’s proxy solicitor using the following contact information:
Mackenzie Partners, Inc.
1407 Broadway, New York, New York 10018
Stockholders call toll-free: 1-800-322-2885
Call Collect: 212-929-5500
Email: Angion@mackenziepartners.com
Householding of Proxy Materials
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.
A number of brokers with account holders who are Angion stockholders will be householding Angion’s proxy materials. A single proxy statement/prospectus/information statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once a stockholder has received notice from its broker that they will be householding communications to such stockholder’s address, householding will continue until such stockholder is notified otherwise or until it revokes its consent. If, at any time, a stockholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement/prospectus/information statement and annual disclosure documents, it may notify its broker, and direct its written request to Angion Biomedica Corp. at Angion’s principal executive offices at 7-57 Wells Avenue, Newton, Massachusetts 02459, Attention: Investor Relations. Stockholders who currently receive multiple copies of the proxy statement/prospectus/information statement and annual disclosure documents at their address and would like to request householding of their communications should contact their broker.
Stockholder Proposals
To be considered for inclusion in next year’s proxy materials, your proposal must be submitted in writing by    , 2024, to Jennifer J. Rhodes, Corporate Secretary at 7-57 Wells Avenue, Newton, Massachusetts 02459. However, if Angion’s 2024 Annual Meeting of Stockholders is held before    , 2024, or after    , 2024, then the deadline will be a reasonable time prior to the time Angion makes its proxy materials available to its stockholders, either online or in printed form.
If you wish to submit a proposal (including a director nomination) at the meeting that is not to be included in next year’s proxy materials, you must provide specified information in writing to Angion’s Corporate Secretary at the address above not later than the close of business on    , 2024 nor earlier than the close of business    , 2024; provided, however, that if the date of Angion’s 2024 Annual Meeting is before    , 2024 or after    , 2024, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to Angion’s 2024 Annual Meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of Angion’s 2024 Annual Meeting was first made by Angion. You are also advised to review Angion’s Bylaws, which contain a description of the information required to be submitted, as well as additional requirements about advance notice of stockholder proposals and director nominations.

Stockholder Communication with the Angion Board
Angion’s stockholders may communicate with the Board by writing to its Corporate Secretary at Angion Biomedica Corp., 7-57 Wells Avenue, Newton, Massachusetts 02459. Angion’s Corporate Secretary will review these communications and will determine whether they should be presented to the Board. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications. All communications directed to the Audit Committee in accordance with Angion’s Complaint, Investigation and Whistleblower Policy that relate to questionable accounting or auditing matters involving Angion will be promptly and directly forwarded to the Chairman of the Audit Committee.
Code of Business Conduct and Ethics
Angion has adopted the Angion Code of Business Conduct and Ethics applying to all officers, directors and employees. The Code of Business Conduct and Ethics is available on Angion’s website at https://ir.angion.com/corporate-governance/governance-overview. If Angion makes any substantive amendments to the Code of Business Conduct and Ethics or grants any waiver from a provision of the Code to any executive officer or director, Angion will promptly disclose the nature of the amendment or waiver on its website.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
On January 17, 2023, Angion entered into the Merger Agreement with Elicio and Merger Sub. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Elicio with Elicio surviving as a wholly owned subsidiary of Angion.
At the Effective Time: (i) each share of Elicio’s capital stock outstanding and after giving effect to the automatic conversion of all outstanding shares of Elicio’s preferred stock conversion, excluding any shares of Elicio capital stock held by Elicio, Angion, Merger Sub or any of their respective subsidiaries and any dissenting shares, will be automatically converted solely into the right to receive a number of shares of Angion common stock (the Shares) equal to the Exchange Ratio (as defined in the Merger Agreement) and, if applicable, an amount in cash, rounded to the nearest whole cent, in lieu of any fractional share interest in Angion common stock to which such holder otherwise would have been entitled (after aggregating all fractional shares issuable to such holder); (ii) each option to purchase shares of Elicio capital stock (each, an Elicio Option) that is outstanding and unexercised immediately prior to the Effective Time under Elicio Plans, whether or not vested, will be converted into and become an option to purchase Angion common stock, and Angion will assume the Elicio Plans and each such Elicio Option in accordance with the terms of the Elicio Plans and the terms of the stock option agreement by which such Elicio Option is evidenced; and (iii) each warrant to purchase shares of Elicio capital stock (each, an Elicio Warrant) that is outstanding and unexercised immediately prior to the Effective Time will be converted into and become a warrant to purchase Angion common stock, and Angion will assume each Elicio Warrant in accordance with its terms.
Immediately following the Merger, the pre-Merger equity holders of Elicio are expected to hold approximately 65.5% of the outstanding shares of Angion common stock and the pre-Merger equity holders of Angion are expected to hold approximately 34.5% of the outstanding shares of Angion common stock, in each case, on a fully diluted basis, subject to certain assumptions, including Angion Net Cash at Closing being between $26.5 million and $31.5 million. The Net Cash Condition means that Angion Net Cash must be no less than $25 million in order for Elicio to be required to complete the Merger.
Angion will ask its stockholders to approve an amended and restated certificate of incorporation, including to effect the Reverse Stock Split, which approval is also necessary to complete the transactions contemplated by the Merger Agreement. Upon the effectiveness of the amended and restated certificate of incorporation effecting the Reverse Stock Split, the outstanding shares of Angion common stock will be combined into a lesser number of shares in the range to be determined by Angion’s Board and agreed to by Elicio prior to the Effective Time of such amended and restated certificate of incorporation and public announcement by Angion. Because the reverse stock split ratio has not been determined, the unaudited pro forma condensed combined financial statements do not reflect the Reverse Stock Split. Once the Reverse Stock Split has been agreed to, the unaudited pro forma condensed combined financial statement disclosures shall be revised accordingly.
The unaudited pro forma condensed combined financial information gives effect to the Merger, which has been accounted for as a reverse recapitalization under GAAP. Elicio is considered the accounting acquirer for financial reporting purposes. This determination is based on the expectation that, immediately following the Merger: (i) Elicio stockholders will own a substantial majority of the voting rights of the combined company; (ii) Elicio will designate a majority (six of nine) of the initial members of the board of directors of the combined company; and (iii) Elicio’s senior management will hold all key positions in senior management of the combined company. The transaction is expected to be accounted for as a reverse recapitalization of Angion by Elicio similar to as if Elicio had issued equity for the net assets of Angion, which are expected to be primarily cash, and other non-operating assets. It was concluded that any in process research and development assets potentially still remaining as of the Merger would be de-minimis when compared to the cash obtained through the Merger.
As a result of Elicio being treated as the accounting acquirer, Elicio’s assets and liabilities will be recorded at their pre-Merger carrying amounts. Angion’s assets and liabilities will be measured and recognized at their fair values as of the Effective Date of the Merger, which are expected to approximate the carrying value of the acquired cash and other non-operating assets. Any difference between the consideration transferred and the fair value of the net assets of Angion following determination of the actual purchase consideration for Angion will be reflected as an adjustment to additional paid-in capital. Upon consummation of the Merger, the historical financial statements of Elicio will become the historical consolidated financial statements of the combined company.
The unaudited pro forma condensed combined balance sheet data assumes that the Merger took place on December 31, 2022, and combines the historical balance sheets of Angion and Elicio as of such date. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 assumes that the Merger took place as of January 1, 2022 and combines the historical results of Angion and Elicio for the periods then ended. The unaudited pro forma condensed combined financial information was prepared pursuant to the rules and regulations of Article 11 of SEC Regulation S-X, as amended.
The unaudited pro forma condensed combined financial information is provided for illustrative purposes only, does not necessarily reflect what the actual consolidated results of operations and financial position would have been had the acquisition occurred on the dates assumed and may not be useful in predicting the future consolidated results of operations or financial position.
The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary accounting and estimates and the final accounting conclusions and amounts may occur as a result of changes in initial assumptions in the determination of the accounting acquirer and related accounting, and the amount of cash used in Angion’s operations, and other changes in Angion’s assets and liabilities, which are expected to be completed after the closing of the Merger, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.
The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Angion and Elicio, and their respective management’s discussion and analysis of financial condition and results of operations included elsewhere in, or incorporated by reference to, this proxy statement.
Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications. The accounting policies of Angion may materially vary from those of Elicio. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the Merger, management will conduct a final review of Angion’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Angion’s results of operations or reclassification of assets or liabilities to conform to Elicio’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheets
As of December 31, 2022
(In thousands)
	December 31, 2022
	Angion Biomedica Corp. (Historical)	Elicio Therapeutics, Inc. and Subsidiary (Historical)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$50,487	$6,156	$—		$56,643
Restricted cash	—	1,641	—		1,641
Prepaid expenses and other assets	943	2,920	(421)	A	3,442
Total current assets	51,430	10,717	—		61,726
Property and equipment, net	273	1,147	—		1,420
Right-of-use assets, net	152	7,350	—		7,502
Restricted cash, noncurrent	—	618	—		618
Investments in related parties	874	—	—		874
Other long-term prepaid assets	61	2,832	—		2,893
TOTAL ASSETS	$52,790	$22,664	$(421)		$75,033

LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,720	$2,805	$—		$5,525
Accrued expenses	2,569	1,935	1,600	A	12,776
			3,184	B
			3,488	D
Deferred research obligation	—	1,436	—		1,436
Operating lease liability, current	994	692	—		1,686
Financing obligation, current	67	—	—		67
Warrant liability	19	—	—		19
Total current liabilities	6,369	6,868	8,272		21,509
Operating lease liability, noncurrent	2,481	6,789	—		9,270
Unvested option exercise liability	—	92	—		92
Financing obligation, noncurrent	168	—	—		168
Total liabilities	9,018	13,749	8,272		31,039

COMMITMENTS AND CONTINGENCIES	—	—	—		—

Convertible Preferred Stock:
Series C	—	40,621	(40,621)	E	—
Series B	—	62,944	(62,944)	E	—
Series A	—	7,495	(7,495)	E	—
	—	111,060	(111,060)		—

Stockholders' Equity (Deficit)
Common stock	301	177	2,761	E	352
			(301)	G
			(2,586)	F
Additional paid-in capital	297,327	4,686	(153,078)	H
			2,586	F	151,521
Accumulated other comprehensive income	86	—	(86)	G	—
Accumulated deficit	(253,942)	(107,008)	253,071	I	(107,879)
Total stockholders' equity (deficit)	43,772	(102,145)	102,367		43,994
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS' EQUITY (DEFICIT)	$52,790	$22,664	$(421)		$75,033

Unaudited Pro Forma Condensed Combined Statements of Operations
For the Year Ended December 31, 2022
(In thousands, except share and per share amounts)
	For the Year Ended December 31, 2022
	Angion Biomedica Corp. (Historical)	Elicio Therapeutics, Inc. and Subsidiary (Historical)	Transaction Accounting Adjustments	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue
Contract revenue	$2,301	$—	$—		$—		$2,301

Operating expenses:
Research and development	18,100	18,103			—		36,203
General and administrative	14,637	5,630	3,184	B	88	L	27,810
			783	C
			3,488	D
Restructuring expenses	9,185	—	—				9,185
Total operating expenses	41,922	23,733	7,455		88		73,198
Loss from operations	(39,621)	(23,733)	(7,455)		(88)		(70,897)

Other income (expense):
Change in the fair value of embedded derivative	—	(945)	—		945	J	—
Change in fair value of warrant liability	95	—	—		—		95
Foreign exchange transaction loss	(237)	—	—		—		(237)
Gain upon debt extinguishment	—	2	—		—		2
Gain in equity method investment	151	—	—		—		151
Interest income	805	65	—		—		870
Interest expense	—	(3,596)	—		3,596	K	—
Total other income (expense), net	814	(4,474)	—		4,541		881
Net loss	(38,807)	(28,208)	(7,455)		4,453		(70,016)
Other comprehensive loss:
Foreign currency translation adjustment	189	—	—		—		189
Comprehensive loss	$(38,618)	$(28,208)	$(7,455)		$4,453		$(69,827)

Net loss per share, basic and diluted	$(1.29)	$(1.62)	N/A		N/A	M	$(2.01)
Weighted-average shares of common stock outstanding, basic and diluted	30,040,703	17,458,461	N/A		(12,643,403)		34,855,761

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS
1. Description of the Transaction
Angion, Elicio, and Merger Sub have entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Elicio, with Elicio surviving as the surviving company. As a result of the Merger, Elicio will be a wholly owned subsidiary of Angion. Upon the Effective Time, all shares of Elicio capital stock outstanding immediately prior to the Effective Time, and after giving effect to the preferred stock conversion, and excluding any shares held in treasury stock by Elicio or owned by Angion or any subsidiary of Angion or Elicio and any dissenting shares, will be converted into the right to receive approximately 5,719,223 shares of Angion common stock in the aggregate on a fully diluted basis, based on an assumed Exchange Ratio of 0.0164 (which assumes a reverse stock split of Angion common stock at a ratio of 10-for-1 to be implemented prior to the consummation of the Merger, as may be adjusted) which is subject to certain adjustments, including based on the final determination of Angion Net Cash at Closing, and to account for the effect of a reverse stock split. This Exchange Ratio is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the Merger Agreement. Angion will assume outstanding and unexercised stock options, and warrants to purchase shares of Elicio capital stock, and in connection with the Merger they will be converted into options and warrants to purchase shares of Angion common stock based on the final Exchange Ratio.
Immediately following the Effective Time of the Merger, Elicio’s equity holders are expected to own or hold rights to acquire 65.5% of the combined company and Angion’s equity holders are expected to own or hold rights to acquire 34.5% of the combined company, in each case, on a fully-diluted basis subject to certain assumptions, including, but not limited to, Angion’s Net Cash as of the Closing of the Merger between $26.5 million and $31.5 million.
Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the Angion and Elicio stockholders.
2. Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial information has been prepared in accordance with SEC Regulation S-X Article 11, as amended. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022, give effect to the Merger as if it had been consummated on January 1, 2022.
The unaudited pro forma condensed combined balance sheet as of December 31, 2022 gives effect to the Merger and combines the historical balance sheets of Angion and Elicio as of such date. Based on Elicio’s preliminary review of Elicio’s and Angion’s summary of significant accounting policies and preliminary discussions between management teams of Elicio and Angion, the nature and amount of any adjustments to the historical financial statements of Angion to conform its accounting policies to those of Elicio are not expected to be material. Upon completion of the Merger, further review of Angion’s accounting policies may result in additional revisions to Angion’s accounting policies and classifications to conform to those of Elicio.
For purposes of these unaudited pro forma condensed combined financial statements, the estimated purchase price consideration consists of the following:
Amount
Estimated number of shares of the combined company to be owned by Angion's stockholders(i)	30,113,946
Multiplied by the estimated fair value per share of Angion's common stock(ii)	$0.5200
Total (in thousands)	$15,659
Estimated fair value of assumed Angion equity awards based on pre-combination service (in thousands)(iii)	1,436
Total estimated purchase price consideration (in thousands)	$17,095
(i)
Reflects the number of shares of common stock of the combined company that Angion equity holders are expected to own as of the Effective Time pursuant to the Merger Agreement. This amount is calculated, for purposes of this unaudited pro forma condensed combined financial information, based on shares of Angion common stock outstanding at December 31, 2022, and contemplation of equity instruments that are in-the-money and expected to be net exercised using the treasury stock method.

(ii)	Reflects the price per share of Angion common stock, which is the closing bid price of Angion common stock as reported by Nasdaq on March 22, 2023.
(iii)	Reflects the estimated acquisition-date fair value of the assumed Angion equity awards attributable to pre-merger service expected to be outstanding as of the Effective Time.
The actual purchase price consideration transferred for the net assets of Angion will vary based on, among other things, the net cash calculation prior to closing, the Exchange Ratio, and the Angion share price at closing, and that difference could be material. As such, the estimated purchase price consideration reflected in these unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase price consideration will be when the Merger is completed. The actual purchase price will fluctuate until the Effective Time of the Merger, and the final valuation of the purchase price consideration could differ significantly from the current estimate.
For accounting purposes, Elicio is considered to be the acquiring company and the Merger is expected to be accounted for as a reverse recapitalization of Angion by Elicio because on the Merger date, the pre-combination assets of Angion are expected to be primarily cash, and other non-operating assets.
Under reverse recapitalization accounting, the assets and liabilities of Angion will be recorded, as of the completion of the Merger, at their fair value, which is expected to approximate the carrying value of the pre-Merger assets. Any difference between the final fair value of the consideration transferred and the fair value of the net assets of Angion following determination of the actual purchase price consideration for Angion will be reflected as an adjustment to additional paid-in capital. As a result, any change in fair value of the consideration transferred is not expected to materially affect the unaudited pro forma condensed combined financial information. The subsequent financial statements of Elicio will reflect the combined operations of Elicio as the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the stockholders of the legal acquirer, Angion, immediately prior to the Effective Time, and a recapitalization of the equity of the accounting acquirer, Elicio.
The accompanying unaudited proforma condensed combined financial information is derived from the historical financial statements of Angion and Elicio, and include adjustments to give pro forma effect to reflect the accounting for the Merger in accordance with GAAP. The historical financial statements of Elicio shall become the historical financial statements of the combined company.
Elicio and Angion may incur significant costs associated with integrating the operations of Elicio and Angion after the Merger is completed. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies expected to result from the Merger.
The unaudited pro forma condensed combined financial information may differ from the final purchase accounting for a number of reasons, including the fact that the estimate of the fair value of Angion’s net assets at the closing date is preliminary and subject to change up to the closing date. The differences that may occur between the preliminary estimate and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

3. Shares of Angion Common Stock Issued to Elicio Stockholders upon Closing of the Merger
Prior to the Merger, all outstanding shares of Elicio preferred stock are expected to be converted or exercised into, as applicable, Elicio common stock, which will be exchanged for shares of Angion common stock based on the Exchange Ratio determined in accordance with the Merger Agreement. The assumed Exchange Ratio for purposes of the unaudited pro forma condensed combined financial information of 0.0164 was derived on a fully-diluted basis as of January 17, 2023, assuming a reverse stock split of Angion common stock at a ratio of 10-for-1 to be implemented prior to the consummation of the Merger, as may be adjusted, and using a negotiated fixed valuation of Elicio of $95 million and an Angion valuation of $50.1 million, which is subject to the adjustment based upon Angion Net Cash. The estimated number of shares of common stock that Angion expects to issue to Elicio’s stockholders (ignoring rounding of fractional shares) assumes Angion’s net cash at closing of the Merger is between $26.5 million and $31.5 million is determined as follows:
Shares of Elicio Common Stock outstanding at December 31, 2022	17,699,327
Shares of Elicio Series A, B, C-1, and C-2 Preferred Shares outstanding at December 31, 2022 on an as-converted basis	276,142,623
293,841,950
Exchange Ratio	0.01640
Estimated shares of Angion common stock expected to be issued to Elicio upon closing	4,819,008
4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements
Adjustments included in the column under the heading “Transaction Accounting Adjustments” reflect the application of the required accounting to the Merger, applying the effects of the Merger to Elicio’s and Angion’s historical financial information. Adjustments included in the column under the heading “Other Transaction Accounting Adjustments” are primarily related to other transactions that are material to the reader of the pro forma financial statements but not part of the required accounting directly related to the Merger. Further analysis will be performed after the completion of the Merger to confirm these estimates or make adjustments in the final purchase price allocation, as necessary.
Given Elicio’s history of net losses and full valuation allowances, management assumed a statutory tax rate of 0%. Therefore, the pro forma adjustments to the unaudited pro forma condensed combined statements of operations resulted in no additional income tax adjustment to the unaudited pro forma financials.
The unaudited pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:
Transaction Accounting Adjustments:
A.
To reflect preliminary estimated transaction costs of $1.6 million, not yet reflected in the historical financial statements, that are expected to be incurred by Elicio in connection with the Merger, such as legal fees, accounting expenses and consulting fees, as an increase in accrued expenses, and the reclassification of $421 thousand of transactions costs recorded in prepaid expenses and other assets, and a reduction to additional paid-in capital in the unaudited pro forma condensed combined balance sheet. As the Merger will be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets, primarily cash, of Angion, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.

B.
To reflect preliminary estimated transaction costs of $3.2 million, not yet reflected in the historical financial statements, which are expected to be incurred by Angion in connection with the Merger, such as adviser and legal fees, as an increase in accrued expenses and accumulated deficit in the unaudited pro forma condensed combined balance sheet.

C.
To reflect (1) $1.4 million of consideration transferred related to the pre-merger service of replacement awards, in Note G, and (2) the one-time post-merger stock-based compensation expense of $783 thousand, in Note H, as an increase in additional paid-in capital and accumulated deficit, and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, reflected as general and administrative expense, related to the modification of certain awards extending the exercise period from 3 months to 4 years.

D.
To reflect the one-time severance expense of $3.5 million in General and Administrative expenses and accrued expenses to be paid in connection with the closing of the Merger in accordance with Angion’s retention bonus plan.

E.
Reclassification of $108.3 million to Additional Paid-in Capital “APIC”, representing $111.1 million of preferred stock, and $2.8 million of par value to common stock, reflecting the conversion of 240,132,083 shares of Elicio Series A, B, C-1, and C-2 Preferred Stock into 276,142,623 shares of Elicio common stock prior to the Merger to be exchanged for 4,528,739 shares of Angion common stock at an assumed exchange ratio of 0.0164. The par value of Elicio and Angion common stock is $0.01 while the par value of Elicio preferred stock is $0.001, which has been reflected as an increase to the par value of common stock.

F.
Reclassification of $2.6 million from common stock to APIC related to Elicio’s common shares outstanding as of December 31, 2022, that convert into Angion common stock at an assumed exchange ratio of 0.0164.

G.	To reflect the elimination of Angion’s historical net equity, which represents the net assets acquired in the reverse recapitalization:
Amount (in Thousands)
Pre-merger stock-based compensation expense (Note C)	$(1,436)
Historical Angion additional paid-in capital	(297,327)
Total pre-merger Angion additional paid-in capital	(298,763)
Pre-merger Angion accumulated deficit:
Historical Angion accumulated deficit	253,942
Angion transaction costs (Note B)	3,184
Severance expenses related to Angion's retention bonus plan (Note D)	3,488
Total pre-merger Angion's accumulated deficit	260,614
Angion common stock	(301)
Angion accumulated other comprehensive income	(86)
Total adjustment to historical equity (net assets of Angion)	$(38,536)
H.	The pro forma adjustments recorded in additional paid-in capital as noted include:
Amount (in Thousands)
Elimination of pre-merger Angion additional paid-in capital (Note G)	$(298,763)
Record purchase of Angion historical net assets (Note G)	38,536
Expected transaction costs of Elicio (Note A)	(2,021)
Conversion of historical Elicio preferred stock issued at December 31, 2022, and the conversion into Angion Common Stock (Note E)	108,299
Recognition of Angion’s accelerated post-merger stock compensation (Note C)	783
Recognition of Elicio's accelerated RSU's (Note L)	88
Total adjustments to additional paid-in capital	$(153,078)
I.	The pro forma adjustments recorded to accumulated deficit as noted include:
Amount (in Thousands)
Elimination of historical Angion accumulated deficit (Note G)	$253,942
Recognition of Angion's accelerated post-merger stock compensation (Note C)	(783)
Acceleration of RSU's by Elicio (Note L)	(88)
Total adjustment to accumulated deficit	$253,071

Other Transaction Accounting Adjustments:
J.
Elimination of $945 thousand recorded in change in the fair value of embedded derivative for the twelve-months ended December 31, 2022, as these instruments were recorded at fair value, and subsequently adjusted to their fair value with changes reflected in earnings and were related to Elicio’s convertible notes that were redeemed.

K.	Elimination of $3.6 million of interest expense for the twelve months ended December 31, 2022, all of which are related to the convertible notes that were redeemed.
L.
To reflect the one-time stock compensation expense of $88 thousand in general and administrative expense related to the acceleration of restricted stock units pursuant to a preexisting Elicio employment agreement for one of its executives which provides for such acceleration upon a change in control provision, which will be triggered by the Merger.

M.
The pro forma basic and diluted earnings per share have been adjusted to reflect the pro forma net loss for the year ended December 31, 2022. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company for the respective periods. For the year ended December 31, 2022, the pro forma weighted average shares outstanding has been calculated as follows:

December 31, 2022
Elicio weighted-average shares of common stock outstanding	17,458,461
Impact of Elicio Series A, B, C-1, and C-2 preferred stock assuming conversion as of January 1, 2022 on an as converted basis	276,142,623
Total	293,601,084
Application of the exchange ratio to historical Elicio weighted-average shares outstanding	0.0164
Adjusted Elicio weighted-average shares outstanding	4,815,058
Historical Angion weighted-average shares of common stock outstanding	30,040,703
Total pro forma weighted-average shares outstanding	34,855,761
Concurrent with the consummation of the proposed merger, Angion stockholders will approve a reverse stock split. Because the final reverse stock split ratio will not be known until such time, we are providing supplemental pro forma earnings per share disclosure based on the stockholder proposal of the reverse stock split ratio ranging from 5-for-1 to 30-for-1. For purposes of calculating the incremental pro forma earnings per share disclosure, we have utilized a 10-for-1 reverse stock split as this was the basis for determine the disclosed exchange ratio. Based on an assumed reverse stock split ratio of 10-for-1, the pro forma weighted-average shares outstanding would be 7,819,128, and the basic and diluted pro forma net loss per share would be $8.95 for the year ended December 31, 2022.

INDEX TO FINANCIALS
ANGION BIOMEDICA CORP. FINANCIAL STATEMENTS
ELICIO THERAPEUTICS, INC. FINANCIAL STATEMENTS

To the Board of Directors and Stockholders of
Angion Biomedica Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Angion Biomedica Corp. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Moss Adams LLP
Seattle, Washington
March 17, 2023
We have served as the Company's auditor since 2018.

ANGION BIOMEDICA CORP.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)
	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$50,487	$88,756
Grants receivable	—	806
Prepaid expenses and other current assets	943	1,685
Total current assets	51,430	91,247
Property and equipment, net	273	451
Right of use assets	152	3,986
Investments in related parties	874	723
Other assets	61	106
Total assets	$52,790	$96,513
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$2,720	$4,710
Accrued expenses	2,569	3,219
Lease liability—current	994	894
Financing obligation—current	67	58
Deferred revenue—current	—	2,301
Warrant liability	19	114
Total current liabilities	6,369	11,296
Lease liability—noncurrent	2,481	3,475
Financing obligation—noncurrent	168	235
Total liabilities	9,018	15,006
Commitments and contingencies—Note 9
Stockholders' equity
Common stock, $0.01 par value per share; 300,000,000 authorized shares; 30,113,946 and 29,959,060 shares issued and outstanding as of December 31, 2022 and 2021, respectively	301	300
Additional paid-in capital	297,327	296,445
Accumulated other comprehensive income (loss)	86	(103)
Accumulated deficit	(253,942)	(215,135)
Total stockholders' equity	43,772	81,507
Total liabilities and stockholders' equity	$52,790	$96,513
The accompanying notes are an integral part of these consolidated financial statements.

ANGION BIOMEDICA CORP.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)
	Year Ended December 31,
	2022	2021
Revenue:
Contract revenue	$2,301	$27,506
Grant revenue	—	806
Total revenue	2,301	28,312
Operating expenses:
Cost of grant revenue	—	433
Research and development	18,100	48,698
General and administrative	14,637	18,488
Restructuring and impairment expenses	9,185	—
Total operating expenses	41,922	67,619
Loss from operations	(39,621)	(39,307)
Other income (expense)
Change in fair value of warrant liability	95	(2,919)
Change in fair value of convertible notes	—	(7,469)
Change in fair value of Series C convertible preferred stock	—	(3,592)
Foreign exchange transaction loss	(237)	(245)
Gain upon debt extinguishment	—	905
Gain (loss) in equity method investment	151	(99)
Interest income (expense), net	805	(1,847)
Total other income (expense)	814	(15,266)
Net loss	(38,807)	(54,573)
Other comprehensive loss:
Foreign currency translation adjustment	189	230
Comprehensive loss	$(38,618)	$(54,343)
Net loss per common share, basic and diluted	$(1.29)	$(1.93)
Weighted average common shares outstanding, basic and diluted	30,040,703	28,244,825
The accompanying notes are an integral part of these consolidated financial statements.

ANGION BIOMEDICA CORP.
Consolidated Statements of Stockholders' Equity (Deficit)
(in thousands, except share amounts)
	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	29,959,060	$300	—	$—	$296,445	$(103)	$(215,135)	$81,507
Issuance of common stock upon net settlement of restricted stock units and performance stock units	154,886	1	—	—	(3)	—	—	(2)
Stock-based compensation	—	—	—	—	885	—	—	885
Foreign currency translation adjustment	—	—	—	—	—	189	—	189
Net loss	—	—	—	—	—	—	(38,807)	(38,807)
Balance as of December 31, 2022	30,113,946	$301	—	$—	$297,327	$86	$(253,942)	$43,772
The accompanying notes are an integral part of these consolidated financial statements.

ANGION BIOMEDICA CORP.
Consolidated Statements of Stockholders' Equity(Deficit)
(in thousands, except share amounts)
	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive income (loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2020	15,632,809	$156	(316,088)	$(1,846)	$72,136	$(333)	$(160,562)	$(90,449)
Issuance of common stock upon initial public offering, net of issuance costs, discount, and commissions of $9.3 million	5,750,000	58	—	—	82,657	—	—	82,715
Issuance of common stock upon Concurrent Private Placement, net of issuance costs of $0.7 million	1,562,500	16	—	—	24,234	—	—	24,250
Conversion of convertible preferred stock into common stock upon IPO	2,234,640	22	—	—	35,732	—	—	35,754
Conversion of convertible notes into common stock upon initial public offering	3,636,189	36	—	—	58,143	—	—	58,179
Conversion of convertible notes prior to IPO	33,978	—	—	—	460	—	—	460
Net exercise of warrants upon initial public offering	844,335	9	—	—	13,500	—	—	13,509
Fractional shares paid out related to the forward stock split	—	—	—	—	(10)	—	—	(10)
Exercise of broker warrants	47,188	—	—	—	—	—	—	—
Exercise of warrants	130,529	2	—	—	859	—	—	861
Exercise of stock options	152,939	1	—	—	979	—	—	980
Restricted stock units releases	414,896	4	—	—	14	—	—	18
Return of common stock to pay withholding taxes on restricted stock	—	—	(164,855)	(2,364)	(94)	—	—	(2,458)
Retirement of treasury stock	(480,943)	(4)	480,943	4,210	(4,206)	—	—	—
Stock-based compensation	—	—	—	—	12,041	—	—	12,041
Foreign currency translation adjustment	—	—	—	—	—	230	—	230
Net loss	—	—	—	—	—	—	(54,573)	(54,573)
Balance as of December 31, 2021	29,959,060	$300	—	$—	$296,445	$(103)	$(215,135)	$81,507
The accompanying notes are an integral part of these consolidated financial statements.

ANGION BIOMEDICA CORP.
Consolidated Statements of Cash Flows
(in thousands)
	Year Ended December 31,
	2022	2021
Cash flows from operating activities
Net loss	$(38,807)	$(54,573)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	178	91
Amortization of right of use assets	813	710
Amortization of debt issuance costs	—	1,884
PPP Loan forgiveness	—	(905)
Stock-based compensation	885	12,041
Change in fair value of convertible notes	—	7,469
Change in fair value of Series C convertible preferred stock	—	3,592
Change in fair value of warrant liability	(95)	2,919
Impairment of leased assets	3,021	—
Losses from equity investment	(151)	96
Distribution from equity investment	—	3
Changes in operating assets and liabilities:
Grants receivable	806	(806)
Prepaid expenses and other current assets	806	4,016
Other assets	45	(106)
Accounts payable	(2,050)	(866)
Accrued expenses	(646)	11
Lease liabilities	(894)	(713)
Deferred revenue	(2,301)	(27,506)
Net cash used in operating activities	(38,390)	(52,643)
Cash flows from investing activities
Purchase of fixed assets	—	(382)
Net cash used in investing activities	—	(382)
Cash flows from financing activities
Net proceeds from issuance of common stock upon IPO and Concurrent Private Placement, net of discount, commissions and offering costs	—	107,487
Proceeds from financing obligation	—	302
Proceeds from RSU settlement, net of payment of taxes	(2)	18
Payment of financing obligation	(58)	(9)
Fractional share payments related to the forward stock split	—	(10)
Taxes paid related to net share settlement upon vesting of restricted stock awards	—	(2,458)
Exercise of warrants	—	861
Exercise of stock options	—	980
Net cash (used in) provided by financing activities	(60)	107,171
Effect of foreign currency on cash	181	3
Net (decrease) increase in cash and cash equivalents	(38,269)	54,149
Cash and cash equivalents at the beginning of the period	88,756	34,607
Cash and cash equivalents at the end of the period	$ 50,487	$ 88,756
Supplemental disclosure of cash flow information:
Cash paid for interest	$ —	$ 7
Supplemental disclosure of noncash investing and financing activities:
Retirement of treasury stock	$ —	$ 4,210
Conversion of convertible notes into common stock prior to IPO	$ —	$ 460
Conversion of convertible notes to common stock	$ —	$ 58,639
Conversion of Series C preferred stock to common stock upon IPO	$ —	$ 35,754
Net exercise of warrants upon IPO	$ —	$ 13,509
Right of use assets exchanged for operating lease liabilities	$ —	$ 624
Fixed assets purchased in accrued expenses or accounts payable	$ —	$ 4
The accompanying notes are an integral part of these consolidated financial statements.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements
Note 1—Description of the Business and Financial Condition
Angion Biomedica Corp. (“Angion” or the “Company”) had been a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of novel small molecule therapeutics to address chronic and progressive fibrotic diseases, prior to its 2022 Strategic Realignment announced in July 2022 whereby the Company announced its process to explore strategic options for enhancing and preserving shareholder value (“2022 Strategic Realignment”). The Company was incorporated in Delaware in 1998.
On January 17, 2023, the Company entered into a definitive merger agreement with Elicio Therapeutices, Inc. (Elicio) under which Elicio will merge with a wholly-owned subsidiary of Angion in an all-stock transaction (the “Merger”). Upon completion of the Merger, the combined company will focus on advancing Elicio’s proprietary lymph node AMP technology to develop immunotherapies, with a focus on ELI-002, a therapeutic cancer vaccine targeting mKRAS-driven tumors.
Angion has suspended clinical development activities in anticipation of the announced Merger, and does not have any products approved for sale.
Forward Stock Split
On January 25, 2021, the board of directors of the Company (Board or the Angion Board) approved an amendment to the Company's certificate of incorporation to effect a forward stock split (“Forward Split”) of shares of the Company's common stock on a one-for 1.55583 basis, which was effected on February 1, 2021. All references to common stock, convertible preferred stock, warrants to purchase common stock, stock options, restricted stock awards (“RSAs”), restricted stock units (“RSUs”), including restricted stock units with non-market performance and service conditions (“PSUs”), per share amounts and related information contained in the consolidated financial statements have been retroactively adjusted to reflect the effect of the forward stock split for all periods presented. No fractional shares of the Company's common stock were issued in connection with the Forward Split. Any fractional share resulting from the Forward Split was rounded down to the nearest whole share, and any stockholder entitled to fractional shares as a result of the Forward Split will received a cash payment in lieu of receiving fractional shares.
Initial Public Offering and the Concurrent Private Placement
On February 9, 2021, the Company’s registration statement on Form S-1 (File No. 333-252177) relating to its initial public offering (IPO) of common stock became effective. The IPO closed on February 9, 2021 at which time the Company issued 5,750,000 shares of its common stock at a price to the public of $16.00 per share, which includes the full exercise by the underwriters of their option to purchase an additional 750,000 shares of common stock. In addition to the shares being sold in the IPO, the Company sold an additional 1,562,500 shares of its common stock at the public offering price of $16.00 per share to entities affiliated with Vifor International, Ltd., an existing stockholder (the “Concurrent Private Placement”) for gross proceeds of $25.0 million. Subsequent to the closing of the IPO, all of the outstanding shares of convertible preferred stock and outstanding convertible notes automatically converted into shares of common stock.
The IPO and Concurrent Private Placement generated aggregate net proceeds of approximately $107.0 million, after deducting the underwriting discounts and commissions, private placement fee and estimated offering expenses payable by the Company.
Subsequent to the closing of the IPO, there were no shares of convertible preferred stock outstanding and there were no convertible notes outstanding. In connection with the closing of the IPO, the Company restated its Restated Certificate of Incorporation to change the authorized capital stock to 300,000,000 shares designated as common stock, and 10,000,000 shares designated as preferred stock, with a par value of $0.01 per share and $0.01 per share, respectively.
Liquidity and Capital Resources
Since inception, the Company has devoted substantially all of its efforts and financial resources to conducting research and development activities, including drug discovery and pre-clinical studies and clinical trials, establishing and maintaining its intellectual property portfolio, organizing and staffing the Company, business planning, raising capital and providing general and administrative support for these operations. The Company has incurred losses from

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
operations and negative cash flows from operating activities since inception and expects to continue to incur substantial losses for the next several years as it continues to fully develop and, if approved, commercialize its product candidates. As of December 31, 2022, the Company had $50.5 million in cash and cash equivalents and an accumulated deficit of $253.9 million.
The Company has evaluated and concluded there are no conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern for a period of one year following the date these consolidated financial statements are issued and believes its existing cash and cash equivalents will be sufficient to meet the projected operating requirements for at least 12 months following the issuance date of its consolidated financial statements.
Note 2—Summary of Significant Accounting Policies
Basis of Presentation
The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company, its wholly owned subsidiary, Angion Biomedica Europe Limited, which was dissolved on March 16, 2021, and its wholly owned subsidiary, Angion Pty Ltd., which was established on August 22, 2019. The Company established Angion Pty Ltd., an Australian subsidiary, for the purpose of qualifying for research credits for studies conducted in Australia. All significant intercompany balances and transactions have been eliminated in consolidation.
Segments
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business as one operating segment.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to the useful lives of long-lived assets, fair value of the long-lived assets, the measurement of stock-based compensation, change in fair value of warrant liabilities prior to IPO, accruals for research and development activities, income taxes and revenue recognition. The Company bases its estimates on historical experience and on other relevant assumptions that are reasonable under the circumstances. Actual results could materially differ from those estimates.
Foreign Currency Translation and Transactions
The United States Dollar (“USD”) is the functional currency for the Company’s operations outside the United States. Accordingly, nonmonetary assets and liabilities originally acquired or assumed in other currencies are recorded in USD at the exchange rates in effect at the date they were acquired or assumed. Monetary assets and liabilities denominated in other currencies are translated into USD at the exchange rates in effect at the balance sheet date. Translation adjustments are recorded in other comprehensive income (loss) in the consolidated statements of operations. Gains and losses realized from non-USD transactions, including intercompany balances not considered as permanent investments, denominated in currencies other than an entity’s functional currency are included in other income (expense) in the accompanying consolidated statements of operations.
Concentrations of Credit Risk and Off-Balance Sheet Risk
Cash and cash equivalents are financial instruments that are potentially subject to concentrations of credit risk. The Company maintains its cash equivalents in securities and money market funds with original maturities less than three months. Substantially all of the Company's cash and cash equivalents are held at Silicon Valley Bank (SVB), and the amounts frequently exceed federally insured limits. On March 10, 2023, the Federal Deposit Insurance

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
Corporation (FDIC) announced that SVB had been closed by the California Department of Financial Protection and Innovation. The United States Department of the Treasury announced in a joint statement with the Federal Reserve and FDIC that depositors of SVB will have access to all of their money starting March 13, 2023, including funds exceeding federally insured limits. The Company is exposed to credit risk in the event of default by the financial institutions holding its cash and cash equivalents. If the Company is unable to access its cash and cash equivalents as needed, its financial position and ability to operate its business will be adversely affected.
Additionally, the Company established guidelines regarding approved investments and maturities of investments, which are designed to maintain safety and liquidity.
The Company has no financial instruments with off-balance sheet risk of loss.
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2022 and 2021, the Company’s cash equivalents were held in institutions in the United States and included deposits in a money market fund which were unrestricted as to withdrawal or use.
Grants Receivable
Grants receivable is comprised of unbilled amounts due from various grants from the National Institutes of Health (“NIH”) and other U.S. government agencies for costs incurred prior to the period end under reimbursement contracts. All amounts are readily available for draw from the Federal Government Payment Management System and, accordingly, no allowance for doubtful amounts has been established. If amounts become uncollectible, they are charged to operations.
Property and Equipment
Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over their estimated useful lives as follows:
Asset Classification	Estimated Useful Life
Equipment	5 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of useful life or lease term
Normal repairs and maintenance costs are expensed as incurred.
Restructuring and Long-Lived Asset Impairment
Restructuring charges
The Company recognizes restructuring charges related to reorganization plans that have been committed by management. In connection with these activities, the company records restructuring charges at fair value for one-time employee termination benefits on the communication date from management to the employees provided that management has committed to a plan of termination, the plan identifies the employees and their expected termination dates, the details of termination benefits are complete, and it is unlikely that changes to the plan will be made or the plan will be withdrawn.
For one-time employee terminations benefits, the Company recognizes the liability in full on the communication date when future services are not required or amortize the liability ratably over the service period, if required. The fair value of termination benefits reflects our estimates of expected utilization of certain Company-funded post-employment benefits. See Note 10 for additional information on the severance expenses recognized for employees terminated in connection with reductions in force.
Impairment of Long-Lived Assets
Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The impairment losses as of December 31, 2022 and 2021 were $3.0 million and zero, respectively. See Note 10 for additional information regarding the impairment charges the Company recorded in connection with the long-lived assets.
Fair Value Measurement
Certain assets and liabilities are carried at fair value under GAAP. Fair value is determined using the principles of ASC 820, Fair Value Measurement. Fair value is described as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes and defines the inputs to valuation techniques as follows:
Level 1:	Observable inputs such as quoted prices in active markets.
Level 2:	Inputs are observable for the asset or liability either directly or through corroboration with observable market data.
Level 3:	Unobservable inputs.
The inputs used to measure the fair value of an asset or a liability are categorized within levels of the fair value hierarchy. The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the measurement.
The Company's cash and cash equivalents, accounts payable and accrued expenses are carried at cost, which approximates fair value due to the short-term nature of these instruments.
Leases
The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or finance leases, and are recorded on the consolidated balance sheets as both a right of use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset results in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.
In calculating the right of use assets and lease liabilities, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.
Investments in Related Party Entities
The Company holds a 10% and a 2.4% interest in two entities, NovaPark, LLC (“NovaPark”) and Ohr Cosmetics, LLC (“Ohr”), respectively. There is common ownership between the Director and Chairman Emeritus of the Company and each entity, and our Chief Executive Officer and the Company’s Lead Independent Director of the Board each own approximately 1.6% of the membership interests in Ohr. See Note 14. In accordance with ASC 323, Investments —Equity Method and Joint Ventures, the Company has significant influence but not control over NovaPark as its ownership in the limited liability company exceeds 3-5%. Accordingly, the Company records the NovaPark investment under the equity method of accounting. The Ohr investment is recorded at cost.
In March 2023, the Company entered into a Membership interest redemption Agreement with NovaPark which resulted in the relinquishment of its interest in NovaPark. See Note 15.
Warrant Liability
The Company accounts for certain common stock warrants outstanding as a liability, in accordance with ASC 815, Derivatives and Hedging, at fair value and adjusts the instruments to fair value at each reporting period. This liability is subject to re-measurement at each reporting period until exercised, and any change in fair value is

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
recognized in the consolidated statements of operations as a component of other income (expense). The fair value of the warrants issued by the Company has been estimated using a variant of the Black Scholes option pricing model. The underlying equity included in the Black Scholes option pricing model was valued based on the closing price of common stock at each measurement date.
Treasury Stock
The Company records the repurchase of shares of common stock at cost based on the settlement date of the transaction. These shares are classified as treasury stock, which is a reduction to stockholders' equity. Treasury stock is included in authorized and issued shares but excluded from outstanding shares. All outstanding treasury shares were retired in October 2021 upon approval by the Board of Directors.
Revenue
The Company does not have any products approved for sale and has not generated any revenue from product sales. The Company’s revenue to date has been primarily derived from government funding consisting of U.S. government grants and contracts, and revenue under its license agreements.
Contract Revenue
The Company accounts for revenue earned from contracts with customers under Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). Under ASC 606, the Company recognizes revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps:
(1)	Identify the contract(s) with a customer;
(2)	Identify the performance obligations in the contract;
(3)	Determine the transaction price;
(4)	Allocate the transaction price to the performance obligations in the contract; and
(5)	Recognize revenue when (or as) the Company satisfies a performance obligation.
At contract inception, the Company assesses the goods or services promised within each contract, whether each promised good or service is distinct, and determines those that are performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied.
The Company enters into agreements under which it may obtain upfront payments, milestone payments, royalty payments and other fees. Promises under these arrangements may include research licenses, research services, including selection campaign research services for certain replacement targets, the obligation to share information during the research and the participation of alliance managers and in joint research committees, joint patent committees and joint steering committees. The Company assesses these promises within the context of the agreements to determine the performance obligations.
Licenses of Intellectual Property: If a license to its intellectual property is determined to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring proportional performance for purposes of recognizing revenue from non-refundable, upfront payments. The Company evaluates the measure of proportional performance each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
Milestone payments: The Company evaluates whether the regulatory and development milestones are considered probable of being reached and estimate the amounts to be included in the transaction price using the most likely amount method. The Company evaluates factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. At the end of each reporting period, the Company re-evaluates the probability of achievement of milestones and any related constraint, and if necessary, adjust the estimate of the overall transaction price.
Sales-based milestones and royalties: For sales-based royalties, including milestone payments based on the level of sales, the Company determines whether the sole or predominant item to which the royalties relate is a license. When the license is the sole or predominant item to which the sales-based royalty relates, the Company recognize revenue at the later of: (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any sales-based royalty revenue resulting from any license agreement.
Deferred revenue, which is a contract liability, represents amounts received by the Company for which the related revenues have not been recognized because one or more of the revenue recognition criteria have not been met. The current portion of deferred revenue represents the amount expected to be recognized within one year from the consolidated balance sheet date based on the estimated performance period of the underlying performance obligation. The noncurrent portion of deferred revenue represents amounts expected to be recognized after one year through the end of the performance period of the performance obligation.
Grant Revenue
The Company concluded that the Company's government grants are not within the scope of ASC Topic 606 as they do not meet the definition of a contract with a customer. The Company has concluded that the grants meet the definition of a contribution and are non-reciprocal transactions, and has also concluded that Subtopic 958-605, Not-for-Profit-Entities-Revenue Recognition, does not apply, as the Company is a business entity and the grants are with governmental agencies.
In the absence of applicable guidance under GAAP, the Company developed a policy for the recognition of grant revenue when the allowable costs are incurred and the right to payment is realized.
The Company believes this policy is consistent with the overarching premise in ASC Topic 606, to ensure that revenue recognition reflects the transfer of promised goods or services to customers in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services, even though there is no exchange as defined in ASC Topic 606. The Company believes the recognition of revenue as costs are incurred and amounts become realizable is analogous to the concept of transfer of control of a service over time under ASC Topic 606.
Research and Development
Research and development costs include, but are not limited to, payroll and personnel expenses, laboratory supplies, preclinical studies, compound manufacturing costs, consulting costs and allocated overhead, including rent, equipment, depreciation and utilities. Research and development cost maybe offset by research and development refundable tax rebates received by our wholly-owned Australian subsidiary.
The Company has agreements with various Contract Research Organizations (“CROs”) and third-party vendors. Research and development accruals of amounts due to the CRO are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued liabilities on the consolidated balance sheet. Payments made to CROs under such arrangements in advance of the performance of the related services are recorded as prepaid expenses and other current assets until the services are rendered. The Company makes judgments and estimates in determining the accrued expenses balance in each reporting period. As actual costs become known, the Company adjusts its accrued expenses. For the years ended December 31, 2022 and 2021, the Company has not experienced any material differences between accrued costs and actual costs incurred.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
Stock-Based Compensation
The Company accounts for all stock-based payments to employees and non-employees, including grants of stock options, RSAs, RSUs, including “PSUs” to be recognized in the financial statements, based on their respective grant date fair values. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model. The RSAs, RSUs and PSUs are valued based on the fair value of the Company's common stock on the date of grant. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. The Company records expense for stock-based compensation related to stock options, RSAs and RSUs over the requisite service period. As the PSUs have a performance condition, compensation expense is recognized for each vesting tranche over the respective requisite service period of each tranche if and when the Company's management deems probable that the performance conditions will be satisfied. The Company may recognize a cumulative true-up adjustment related to PSUs once a condition becomes probable of being satisfied if the related service period had commenced in a prior period. All share-based compensation costs are recorded in general and administrative or research and development expenses in the consolidated statements of operations based upon the respective employee’s or non-employee's role within the Company. Forfeitures are recorded as they occur.
Income Taxes
Income taxes are recorded in accordance with ASC 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.
Net Loss Per Share
Basic net loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share excludes the potential impact of convertible preferred stock, common stock options, warrants and unvested shares of restricted stock and restricted stock units because their effect would be anti-dilutive due to the Company's net loss. Since the Company had net losses for the years ended December 31, 2022 and 2021, basic and diluted net loss per common share are the same.
Comprehensive Loss
Comprehensive loss represents the net loss for the period and other comprehensive income. Other comprehensive income reflects certain gains and losses that are recorded as a component of stockholders’ deficit and are not reflected in the statements of operations. The Company’s other comprehensive income consists of foreign currency translation adjustments.
Recently Adopted Accounting Pronouncements
In November 2021, the FASB issued Accounting Standards Update (ASU) 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. ASU 2021-10 requires business entities to disclose, in notes to their financial statements, information about certain types of government assistance they receive. ASU 2021-10 also adds a new Topic 832, Government Assistance, to the FASB’s Codification. ASU 2021-10

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
is effective for financial statements of all entities, including private companies, for annual periods beginning after December 15, 2021, with early application permitted. The Company adopted this standard as of January 1, 2021, which did not have material impact on its consolidated financial statements and related disclosures.
Recently Issued Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments (ASU No. 2016-13), which requires an entity to utilize a new impairment model known as the current expected credit loss (“CECL”) model to estimate its lifetime “expected credit loss” and record an allowance that, when deducted from the amortized cost basis of the financial assets and certain other instruments, including but not limited to available-for-sale debt securities. Credit losses relating to available-for-sale debt securities will be recorded through an allowance for credit losses rather than as a direct write-down to the security. As an emerging growth company, ASU No. 2016-13 is effective for the Company for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU No. 2016-13 on its consolidated financial statements and does not believe there will be an material impact on its consolidated financial statements and related disclosures.
Note 3—Revenue and Deferred Revenue
Grant Revenue
Our grants and contracts reimburse us for direct and indirect costs relating to the grant projects and also provide us with a pre-negotiated profit margin on total direct and indirect costs of the grant award, excluding subcontractor costs, after giving effect to directly attributable costs and allowable overhead costs. Funds received from grants and contracts are generally deemed to be earned and recognized as revenue as allowable costs are incurred during the grant or contract period and the right to payment is realized.
For the years ended December 31, 2022 and 2021, the Company recognized grant revenue of zero and $0.8 million, respectively.
Contract Revenue
The Company’s contract revenue has been generated from payments received pursuant to a license agreement (the “Vifor License”) with Vifor International, Ltd. (“Vifor Pharma”) with headquarters located in Switzerland. The Company recognized revenue from upfront payments over the term of our estimated period of performance using a cost-based input method under Topic 606.
Vifor License Agreement
In November 2020, the Company entered into a license agreement with Vifor Pharma, granting Vifor Pharma global rights (excluding China, Taiwan, Hong Kong and Macau) to develop, manufacture and commercialize ANG-3777 in all therapeutic, prophylactic and diagnostic uses for renal indications, including forms of acute kidney injury (AKI), and congestive heart failure (collectively, the Renal Indications). Pursuant to the Vifor License, the Company received $60 million in upfront and equity payments, including $30 million in up-front cash received in November 2020, and a $30 million equity investment, $5 million of which was a convertible note that subsequently converted into common stock with the IPO and $25 million of which was received in the Concurrent Private Placement with the Company’s IPO. The Company is also eligible to receive post-approval milestones of up to approximately $260.0 million and sales-related milestones of up to $1.585 billion, providing a total potential deal value of up to $1.925 billion (subject to certain specified reductions and offsets), plus tiered royalties on net sales of ANG-3777 at royalty rates of up to 40%. Under the Vifor License, the Company is responsible for executing a pre-specified clinical development plan designed to obtain regulatory approvals of ANG-3777 for delayed graft function (DGF) and AKI associated with cardiac surgery involving cardiopulmonary bypass (CSA-AKI). Based on the ANG-3777 clinical trial data disclosed in the fourth quarter of 2021, the Company does not expect to receive any additional clinical, post-approval, or sales milestones, or royalties, as it does not intend to continue to pursue the clinical development plan for ANG-3777 set forth in the Vifor License.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
On October 26, 2021, the Company announced that its Phase 3 trial of ANG-3777 in DGF did not achieve its primary endpoint and the data from the Phase 3 trial was not expected to provide sufficient evidence to support an indication in the studied DGF population. On December 9, 2021, the Company announced its Phase 2 trial of ANG-3777 in CSA-AKI did not achieve its primary endpoint and the data from the Phase 2 trial was not expected to provide sufficient evidence to support a Phase 3 trial in the studied CSA-AKI population. Angion and Vifor continue to analyze data from the CSA-AKI trial. The Company does not intend to continue the clinical development plan for ANG-3777 set forth in the Vifor License, which had included a Phase 3 study in CSA-AKI and a Phase 4 confirmatory study in DGF. In 2022, the Company and Vifor Pharma continue to discuss the planned analyses of the results of the clinical trials announced in the fourth quarter of 2021 and to discuss the future of the collaboration .
Vifor Pharma may terminate the Vifor License at its sole discretion upon the earlier of (i) the acceptance for filing of an NDA covering products incorporating ANG-3777 filed with the FDA (after completion of the relevant Phase 3 clinical trial for such products), or (ii) the third anniversary of the effective date of the Vifor License. Both the Company and Vifor Pharma may terminate the Vifor License in its entirety if the other is in material breach of the Vifor License and has not cured the breach (if curable) within 60 days, or 90 days for incurable breach. In certain circumstances, in the event of the Company’s material breach of the Vifor License, Vifor Pharma may terminate the Vifor License with respect to certain major markets. In addition, both parties have the right to terminate the Vifor License upon insolvency of the other party.
The Company identified the following performance obligations in the Vifor License based upon the clinical development plan for ANG-3777: (1) the global license (excluding greater China), (2) the development services, including the clinical development services including a post-approval confirmatory study, the technical development services and regulatory services and (3) the required participation on Joint Committees for coordination and oversight. The Company determined that the license is not capable of being distinct due to the specialized nature of the development services to be provided by the Company, and, accordingly, this promise was combined with the development services and participation in the joint committees as one single performance obligation.
In order to determine the transaction price, the Company evaluated all the payments to be received during the duration of the contract. Certain milestones and additional fees were considered variable consideration, which were not included in the transaction price at contract inception. The Company determined that the transaction price at the inception of the Vifor License is $15.0 million, which is 50% of the $30.0 million upfront payment due to the potential setoff defined in the contract.
Based on the ANG-3777 clinical trial data in the fourth quarter of 2021 and the Company’s decision to discontinue the current clinical development plan for ANG-3777 DGF as described above, the Company adjusted the transaction price to include $15.0 million in previously constrained variable consideration. The Company also reassessed the performance period as the Company is currently closing out the planned analyses from both trials. As of December 31, 2022, the Company has completed all performance obligations under the Vifor License and had recognized all deferred revenue under the agreement.
Using the cost-based input method, the Company recognizes revenue based on actual costs incurred as a percentage of total estimated costs as the Company completes its performance obligation. The cumulative effect of revisions to estimated costs to complete the Company’s performance obligation will be recorded in the period in which changes are identified and amounts can be reasonably estimated. These actual costs consist primarily of internal full time equivalent (FTE) efforts and third-party contract costs related to the Vifor License.
For the years ended December 31, 2022 and 2021, the Company recognized license revenue related to the Vifor License of $2.3 million and $27.5 million, respectively. As of December 31, 2022 and 2021, zero and $2.3 million, respectively, was recorded as deferred revenue, current, on the consolidated balance sheet related to the Vifor License.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
Note 4—Fair Value Measurements
The following table classifies the Company's financial assets and liabilities measured at fair value on a recurring basis into the fair value hierarchy as of December 31, 2022 and 2021 (in thousands):
	Fair Value Measured at December 31, 2022
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds(1)	$9,860	$—	$—	$9,860
Total assets	$9,860	$—	$—	$9,860
Warrants liabilities	$—	$—	$19	$19
Total Liabilities	$—	$—	$19	$19
	Fair Value Measured at December 31, 2021
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds(1)	$87,252	$—	$—	$87,252
Total assets	$87,252	$—	$—	$87,252
Warrant liabilities	$—	$—	$114	$114
Total liabilities	$—	$—	$114	$114

(1)	Included in cash and cash equivalents on the consolidated balance sheets. This balance includes cash requirements settled on a nightly basis.
There were no transfers made among the three levels in the fair value hierarchy during periods presented.
The following table presents a summary of changes in the fair value of the Company’s common stock warrant liability (in thousands):
	As of December 31, 2022	As of December 31, 2021
Balance, beginning of period	$114	$10,704
Net exercise of warrants	—	(13,509)
Change in fair value	(95)	2,919
Balance, end of period	$19	$114
The fair value of the warrants issued by the Company has been estimated using a variant of the Black Scholes option pricing model. The underlying equity included in the Black Scholes option pricing model was valued based on the equity value implied from sales of preferred and common stock at each measurement date. The fair value of the warrants was impacted by the model selected as well as assumptions surrounding unobservable inputs including the underlying equity value, expected volatility of the underlying equity, risk free interest rate and the expected term.
The Company records the change in the fair value of common stock warrants in change in fair value of warrant liability in the consolidated statements of operations.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
The fair value of the common stock warrant liability was estimated using the following assumptions:
	December 31,
	2022	2021
Strike price	$ 7.60	$7.60
Contractual term (years)	5.7	6.7
Volatility (annual)	112.4%	124.0%
Risk-free rate	4.3%	1.4%
Dividend yield (per share)	0.0%	0.0%
Note 5—Balance Sheet Components
Prepaid and Other Current Assets
Prepaid and other current assets were comprised of the following (in thousands):
	December 31,
	2022	2021
Prepaid insurance	$291	$275
Security deposit	101	131
Angion Pty tax receivable	305	781
Other	246	498
Total prepaid and other current assets	$943	$1,685
Property and Equipment, Net
The Company's property and equipment, net was comprised of the following (in thousands):
	December 31,
	2022	2021
Equipment	$866	$866
Furniture and fixtures	34	34
Leasehold improvements	68	68
Total property and equipment	968	968
Less: accumulated depreciation	(695)	(517)
Property and equipment, net	$273	$451
Depreciation expense for the years ended December 31, 2022 and 2021 was $0.2 million and $0.1 million, respectively.
Accrued Expenses
Accrued expenses were comprised of the following (in thousands):
	December 31,
	2022	2021
Accrued compensation	$112	$1,274
Accrued restructuring (Note 10)	1,572	—
Accrued direct research costs	774	1,196
Accrued operating expenses	111	749
Total accrued expenses	$2,569	$3,219

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
Note 6—Stockholders' Equity
Common Stock
Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are not entitled to receive dividends, unless declared by the Board of Directors.
Treasury stock
The retirement of treasury stock was recorded as a reduction of common stock and additional paid-in capital at the time such retirement was approved by our Board of Directors in October 2021.
As of December 31, 2022 and 2021, no treasury stock was included in the consolidated balance sheets.
Note 7—Stock-Based Compensation
2015 Plan
In June 2019, the Company approved an Amended and Restated 2015 Equity Incentive Plan (the “2015 Plan”) permitting the granting of incentive stock options, non-statutory stock options, restricted stock and other stock-based awards. Following the effectiveness of the 2021 Equity Incentive Plan (“2021 Plan”), the Company ceased making grants under the 2015 Plan. However, the 2015 Plan continues to govern the terms and conditions of the outstanding awards granted under it. Shares of common stock subject to awards granted under the 2015 Plan that cease to be subject to such awards by forfeiture or otherwise after the termination of the 2015 Plan will be available for issuance under the 2021 Plan.
2021 Plan
On January 25, 2021, the Company's board of directors approved the 2021 Plan which permits the granting of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to employees, directors, officers and consultants. On January 25, 2021, shares of common stock equal to 11% of the post-IPO capitalization were authorized for issuance under the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022, by the lesser of 5% of the Company’s common stock outstanding on the immediately preceding December 31, or such lesser number of shares as determined by the Company’s board of directors. As of December 31, 2022, 3,799,357 shares under the 2021 Plan remain available for future grants.
Stock Options
The fair value of each employee and non-employee stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following inputs:
	Year Ended December 31,
	2022	2021
Risk-free interest rate	1.7%	0.7%
Expected dividend yield	—	—
Expected term in years	5.9	6.0
Expected volatility	70.8% - 72.5%	71.8% - 73.1%
Each of these inputs is subjective and generally requires significant judgment.
Expected Term—The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method, which is based on the mid-point between the contractual term and vesting period.
Volatility—The Company determines volatility based on the historical volatilities of comparable publicly traded life science companies over a period equal to the expected term because it does not have sufficient trading history for its common stock price. The comparable companies were chosen based on the similar size, stage in the life cycle, or area of specialty. The Company will continue to apply this process until a sufficient amount of historical information regarding volatility on its own stock becomes available.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
Risk-Free Interest Rate—The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.
Dividend Yield—The Company has never paid and has no plans to pay any dividends on its common stock. Therefore, the Company has used an expected dividend yield of zero.
Fair Value of Common Stock—For periods prior to the IPO, the Company determined the estimated fair value of its common stock using the Subject Company Transaction Method which includes the back-solve and scenario-based methods (Probability Weighted Expected Return Method) to arrive at estimated fair values. Subsequent to the IPO, the fair value was based on the closing price of the Company’s common stock on the grant date.
The following table summarizes information and activity related to the Company’s stock options:
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Total Intrinsic Value (in thousands)
Outstanding as of December 31, 2021	4,230,162	$8.92	7.8	$—
Options granted	2,257,100	1.93
Options forfeited	(2,761,015)	6.73
Outstanding as of December 31, 2022	3,726,247	$6.30	7.0	$—
Options vested and exercisable	2,493,026	$6.78	6.2	$—
The aggregate intrinsic value in the above table is calculated as the difference between the estimated fair value of the Company's common stock price and the exercise price of the stock options. The weighted average grant date fair value per share for the stock option grants during the years ended December 31, 2022 and 2021 were $1.18 and $10.25, respectively. As of December 31, 2022, the total unrecognized compensation related to unvested stock option awards granted was $1.4 million, which the Company expects to recognize over a weighted-average period of approximately 2.5 years.
Restricted Stock Units
The Company's RSU activity for the year ended December 31, 2022 was as follows:
	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share
Outstanding at December 31, 2021	17,504	$9.51
Vested	(1,458)	$9.51
Outstanding at December 31, 2022	16,046	$9.51
Performance-based Restricted Stock Units
The Company had 556,530 PSUs outstanding that were granted in June 2019. Vesting of the PSUs is dependent upon the satisfaction of both a service condition and a performance condition, an initial public offering or a change of control, as defined in the 2015 Plan. As the IPO occurred in February 2021, the performance condition was met and 185,510 PSUs vested and were released upon the closing of the IPO. Another 185,510 PSUs vested and released in June 2021 and July 2022 upon the second and third anniversary of the grants, respectively, therefore, as of December 31, 2022, the Company had no PSUs outstanding.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
Stock-based Compensation Expense
The following table summarizes the total stock-based compensation expense recorded in the consolidated statements of operations (in thousands):
	Year Ended December 31,
	2022	2021
Research and development	$(1,289)	$5,898
General and administrative	2,174	6,143
Total	$885	$12,041
The decrease in total stock-based compensation expense for the year ended December 31, 2022 is primarily due to the reversal of expense upon the forfeiture of awards in connection with the restructuring events that occurred on January 4, 2022 and July 25, 2022. See Note 10 for additional information.
Employee Stock Purchase Plan
In January 2021, the board of directors of the Company approved the Employee Stock Purchase Plan (the “ESPP”). The ESPP was effective on the date immediately prior to the effectiveness of the Company's registration statement relating to the IPO. A total of 390,000 shares of common stock were initially reserved for issuance under the ESPP. The offering period and purchase period will be determined by the Board of Directors. As of December 31, 2022, 689,583 shares under the ESPP remain available for purchase and no offerings had been authorized.
Note 8—Warrants
As of December 31, 2022 and 2021, the outstanding warrants to purchase the Company's common stock were comprised of the following:

	Classification	Exercise Price	Expiration Date	Warrants at December 31,
				2022	2021
Warrants issued with Conversion of Notes to Common Stock	Equity	$8.03	8/31/28	232,287	232,287
Warrants issued with Units in the Equity Offering	Equity	$8.03	8/31/28	875,034	875,034
Broker Warrants issued with Equity Offering	Equity	$0.01	8/31/25	1,297	1,297
Consultant Warrants	Liability	$7.60	8/31/28	39,505	39,505
Total Warrants				1,148,123	1,148,123
In accordance with ASC 815, the warrants classified as liabilities are recorded at fair value at the issuance date, with changes in the fair value recognized in the consolidated statements of operations at the end of each reporting period. Refer to Note 4 for changes in the fair value recognized during the periods reported.
In accordance with ASC 815, the warrants classified as equity do not meet the definition of a derivative and are classified in stockholders' equity (deficit) in the consolidated balance sheets.
There was no warrant activity during the year ended December 31, 2022.
Note 9—Commitments and Contingencies
Operating Leases
As of December 31, 2022, the Company continued to lease office and laboratory space in Uniondale, New York from NovaPark, a related party, under an agreement classified as an operating lease that expires on June 20, 2026. The Company's lease does not require any contingent rental payments, impose any financial restrictions, or contain any residual value guarantees. Variable expenses generally represent the Company's share of the landlord's operating expenses, including management fees. The Company does not act as a lessor or have any leases classified as financing leases. In March 2023, the Company entered into a Surrender Agreement with NovaPark LLC which terminated its Uniondale, New York lease. See Note 15 for additional information.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
The Company leased office space in Fort Lee, New Jersey, comprising approximately 2,105 square feet for approximately $0.1 million per year, under a non-cancelable operating lease through March 31, 2022. However, this arrangement is excluded from the calculation of lease liabilities and right of use assets as its term is less than one year. The lease is subject to charges for common area maintenance and other costs. The Company did not renew the New Jersey lease after March 31, 2022.
In July 2020, the Company entered into a lease for office furniture in San Francisco, California set to expire in July 2025, with an immaterial annual lease payment.
In February 2021, the Company entered into a lease for clinical development and operations space in Newton, Massachusetts (the “Newton lease”), comprising approximately 6,157 square feet for approximately $0.2 million per year, under a non-cancelable operating lease through June 30, 2024. Pursuant to the Newton lease, the Company had 4 months of free rent starting from February 15, 2021 to June 14, 2021. The Company has one option to extend the term of the lease for 3 years with 9 months’ notice.
As of December 31, 2022, the Company was no longer conducting operations in its leased facility in Newton, Massachusetts or Uniondale, New York. See Note 10 for additional information regarding the impairment charges the Company recorded in connection with the long-lived assets.
The following table provides the components of the Company's rent expense (in thousands):
	For the Year Ended December 31,
	2022	2021
Operating leases
Operating lease cost	$1,317	$1,142
Variable cost	350	473
Short-term lease rent expense	18	44
Total rent expense	$1,685	$1,659
The following table summarizes quantitative information about the Company's operating leases (dollars in thousands):
	For the Year Ended December 31,
	2022	2021
Operating cash outflows from operating leases	$1,289	$1,179
Right-of-use assets exchanged for operating lease liabilities	$—	$624
Weighted-average remaining lease term—operating leases (in years)	3.1	3.8
Weighted-average discount rate—operating leases	9.5%	10.1%
As of December 31, 2022, maturities of lease liabilities were as follows (in thousands):

Year Ended December 31,	Amounts
2023	$1,305
2024	1,209
2025	1,104
2026	516
Total	4,134
Less present value discount	(659)
Operating lease liabilities	$3,475
Financing obligation
In 2021, the Company entered into a sale and leaseback arrangement with a third-party financing institution as a financing mechanism to fund certain of its capital expenditures primarily related to operating equipment, whereby the physical asset is sold concurrent with an agreement to lease the asset back. The initial leaseback term is 42 months

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
starting from November 2021. The arrangement includes a renewal option as well as a repurchase option at fair value with a cap at the end of the term. The arrangement does not qualify as an asset sale as control of the equipment did not transfer to the third party and is accounted for as a failed sale-leaseback. Therefore, the Company accounts for the arrangement as a financing transaction and records the proceeds received as a financing obligation. The leased assets are included in property and equipment, net on the consolidated balance sheets and are subject to depreciation.
During the year ended December 31, 2021, the Company received $0.3 million in connection with the sale and leaseback of certain equipment.
In March 2023, the Company terminated its sale and leaseback arrangement with the third-party financing institution and exercised its repurchase option to buy back the previously leased assets. See Note 15 for additional information.
The following table summarizes quantitative information about the Company's financing obligation (dollars in thousands):
For the Year Ended December 31,
2022
Cash flow information:
Payments of financing obligation
Operating cash flows from financing obligation	$36
Financing cash flows from financing obligation	$58
Other information:
Weighted-average remaining lease term (in years)	2.3
Weighted-average discount rate (in percent)	1.1%
Carrying value of leased asset included in Property and Equipment, net	$208
Depreciation associated with the leased asset	$62
As of December 31, 2022, maturities of financing obligation were as follows (in thousands):

Year Ended December 31,	Amounts
2023	$94
2024	94
2025	31
Total	$219
Litigation
From time to time, the Company may be involved in legal proceedings, as well as demands, claims and threatened litigation, which arise in the normal course of its business or otherwise. Following announcement of the merger agreement with Elicio on January 17, 2023, and the filing of a Registration Statement on Form S-4 on February 13, 2023, a lawsuit was filed in the United States District Court for the Eastern District of New York on February 17, 2023 by a purported stockholder of Angion in connection with the proposed merger between Angion and Elicio. The lawsuit was captioned Klein v. Angion Biomedica Corp., et al., No. 1:23-cv-01313 (E.D.N.Y.). The Klein complaint named as defendants Angion, and the members of the Angion Board. The Klein complaint alleged claims for violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against all defendants, and violations of Section 20(a) of the Exchange Act against the members of the Angion Board. The plaintiff contended that registration statement on Form S-4 filed on February 13, 2023 omitted or misrepresented material information regarding the proposed merger between Angion and Elicio, rendering the registration statement false and misleading. The Klein complaint sought injunctive and declaratory relief, as well as damages. On February 21, 2023, the plaintiff filed a notice of voluntary dismissal of the Klein lawsuit. Although the plaintiffs voluntarily dismissed this case, litigation of this type is prevalent in mergers involving public companies, and other potential plaintiffs may file lawsuits challenging the Merger.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
The outcome of any additional future litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the Merger and result in substantial costs to Angion, including any costs associated with the indemnification of directors and officers. One of the conditions to the completion of the Merger is the absence of any lawsuits or order from a governmental entity (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Merger on the agreed-upon terms, then such injunction may prevent the Merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect Angion’s business, financial condition, results of operations and cash flows.
Indemnification
The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to its technology. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these arrangements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the fair value of these agreements is minimal.
Paycheck Protection Program
In April 2020, the Company received funds in the amount of $0.9 million pursuant to a loan under the Paycheck Protection Program of the 2020 CARES Act (“PPP”) administered by the Small Business Association. The loan has an interest rate of 1.0% and a term of 24 months. No payments were due for the first 16 months, although interest accrued, and monthly payments were due over the next 8 months to retire the loan plus accrued interest. Funds from the loan could only be used for certain purposes, including payroll, benefits, rent and utilities, and a portion of the loan used to pay certain costs were forgivable, all as provided by the terms of the PPP. The loan was evidenced by a promissory note, which contained customary events of default relating to, among other things, payment defaults and breaches of representations and warranties. The SBA approved the Company's PPP Loan forgiveness application on May 26, 2021 for the entire principal amount of the PPP Loan and accrued interest. As a result, the Company recorded a gain on the forgiveness of the loan in the amount of $0.9 million.
Employee Retention Credit (“ERC”)
The Employee Retention Credit (“ERC”) under the CARES Act is a refundable tax credit which encourages businesses to keep employees on the payroll during the COVID-19 pandemic. Eligible employers could qualify for up to $5,000 of credit for each employee based on qualified wages paid after March 12, 2020 and before January 1, 2021. The Internal Revenue Service (“IRS”) subsequently issued Notice 2021-23 and Notice 2021-49 which collectively extended the ERC eligibility to cover qualified wages paid after December 31, 2020 and before January 1, 2022. Qualified wages are the wages paid to an employee for the time that the employee is not providing services due to an economic hardship, specifically, either (1) a full or partial suspension of operations by order of a governmental authority due to COVID-19, or (2) a significant decline in gross receipts.
During the years ended December 31, 2022 and 2021, the Company received zero and $1.5 million, respectively for ERC and applied the benefit as a reduction to the payroll expenses in the consolidated statement of operations.
Note 10—Restructuring and Long-Lived Asset impairment
Severance and Benefit Expense
On January 4, 2022, the Company announced a reduction in force impacting somewhat less than half of its employees. The Company’s decision to engage in this reduction resulted from an assessment of its internal resource needs, given the results of the Phase 3 study of ANG-3777 in patients at risk for delayed graft function (DGF) would likely not support a regulatory approval in that population and the Phase 2 study in acute kidney injury associated

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
with cardiac surgery involving cardiopulmonary bypass (CSA-AKI) would not support a Phase 3 trial in that indication. This reduction was a cost-cutting measure across the organization to support the Company’s 2022 primary focus on the clinical development of its investigational asset ANG-3070, a highly selective, oral tyrosine kinase receptor inhibitor in development as a treatment for fibrotic diseases, as well as advancing preclinical assets to IND-enabling studies. In connection with the reduction in force, the Company incurred termination costs, which include severance, benefits, and related costs of approximately $3.2 million for the year ended December 31, 2022, which were recorded in restructuring expense on the consolidated statement of operations. The Company paid $2.4 million during the year ended December 31, 2022 and expects to pay the remaining $0.8 million on or before September 2023.
On July 25, 2022, the Company announced a process to explore strategic options for enhancing and preserving shareholder value (the “2022 Strategic Realignment”). Potential strategic options to be explored or evaluated as part of the process may include, but are not limited to merger, reverse merger, other business combination, sale of assets, licensing, or other strategic transactions. In connection with the 2022 Strategic Realignment, the Company also announced the discontinuation of development of ANG-3070 for all indications and the discontinuation of most other development activities pending conclusion of the strategic process. In connection with the foregoing, the Company also announced an additional reduction in force of the majority of its 37 employees. This reduction in force, completed in 2022, is a cash preservation measure and impacts employees across the organization. In connection with the reduction in force, the Company recorded a charge of $3.0 million in restructuring expense on the consolidated statement of operations of which $2.2 million was paid during the year ended December 31, 2022 and the remaining $0.8 million was paid in first quarter of 2023. These charges are primarily one-time termination benefits payable in cash.
Long-Lived Asset Impairment
The significant cut in the number of employees from the reduction in force announced on July 25, 2022 and the Company’s suspension of certain of its operations in deference to its 2022 Strategic Realignment impacted the Company’s use of its leased facilities. As of December 31, 2022, the Company was no longer conducting operations in its Newton, Massachusetts facility or its leased facility in Uniondale, New York, other than to store equipment. The Company determined that the right-of-use assets related to each facility were impaired. As a result, the Company recognized an impairment of $3.0 million related to the leases to write down the right-of-use assets to their fair value.
The Company has currently suspended clinical development activities in anticipation of the announced merger, and does not have any products approved for sale and has not generated any revenue from product sales since its inception and does not expect to generate revenue from product sales unless it successfully develops, and Angion or its collaborators commercialize, its product candidates, which the Company does not expect to occur in the near future, if ever.
Note 11—Income Taxes
The Company recognized an insignificant amount of income tax provision for the year ended December 31, 2022 and December 31, 2021. The difference between the Company's effective tax rate of 0% and the U.S. federal statutory tax rate of 21% is largely due to the Company's net operating losses, which are offset by the corresponding valuation allowance. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has established a valuation allowance against net deferred tax assets due to the uncertainty that such assets will be realized. The Company periodically evaluates the recoverability of the deferred assets. At such time as it is determined that it is more likely than not that the deferred tax asset will be realized, the valuation allowance will be reduced.
Losses before income taxes includes the following components:
	Year Ended December 31,
	2022	2021
United States	$(38,302)	$(53,547)
Foreign	(496)	(1,026)
Total	$(38,798)	$(54,573)

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
The provision for income taxes provision (benefit) for the years ended December 31, 2022 and 2021 consists of the following (in thousands):
	December 31,
	2022	2021
Current:
Federal	$—	$—
United States	11	—
Foreign	—	—
Total Current	11	—

Deferred
Federal	(6,710)	(5,460)
State	(699)	(4,779)
Change in valuation allowance	7,409	10,239
Total Deferred	—	—
Total tax provision	$11	$—
The reconciliations between the federal statutory income tax rate and the Company's effective income tax rate were as follows:
	Year Ended December 31,
	2022	2021
Federal statutory income tax rate	21.0%	21.0%
Stock compensation	(2.3)%	(2.3)%
Foreign rate differential	(0.3)%	(0.1)%
Interest	—%	(4.3)%
R&D and other tax credit changes	1.4%	2.8%
Permanent items	(0.3)%	(7.3)%
Global Intangible Low-Taxed Income	(0.3)%	—%
Nontaxable Income	—%	0.3%
Change in valuation allowance	(19.2)%	(10.1)%
Effective income tax rate	0.0%	0.0%
Significant components of the Company's deferred tax asset at December 31, 2022 and 2021 were as follows (in thousands):
	December 31,
	2022	2021
Deferred tax assets
Net operating loss carryforwards	$32,659	$29,211
R&D and other tax credit carryovers	7,444	6,752
Lease liability	879	1,224
Stock-based compensation	1,005	3,070
Accrued compensation and other expenses	149	536
Fixed assets	5,020	—
Total deferred tax assets	47,156	40,793
Deferred tax liabilities
Fixed assets	—	(37)
Right of use assets	(38)	(1,046)
Valuation allowance	(47,118)	(39,710)
Deferred tax assets, net of allowance	$—	$—
As of December 31, 2022, the Company has federal net operating loss carryforwards of approximately $133.5 million available to reduce future taxable income, if any, for federal income tax purposes. Approximately

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
$9.6 million of federal net operating losses can be carried forward to future tax years and begin to expire in 2035. The federal net operating losses generated for the years beginning after December 31, 2017, approximately $123.8 million in total, can be carried forward indefinitely.
The NOL carryforward may be subject to an annual limitation under Section 382 and 383 of the Internal Revenue Code of 1986, and similar state provisions if the Company experienced one or more ownership changes which would limit the amount of NOL and tax credit carryforwards that can be utilized to offset future taxable income and tax respectively. In general, an ownership change as defined by Section 382 and 383, results from the transactions increasing ownership of certain stockholders or public groups in the stock of the corporation of more than 50 percentage points over a three-year period. The Company has not completed a Section 382 and 383 analysis to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company's formation due to the complexity and cost associated with such study and the fact there may be additional such ownership changes in the future. If a change in ownership were to have occurred or occurs in the future, the NOL and tax credits carryforwards could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company's effective tax rate.
The Company files income tax returns in the United States, California, Massachusetts, New York and New Jersey. Due to the Company's losses incurred, the Company is subject to the income tax examination by authorities since inception. The Company's policy is to recognize interest expense and penalties related to income tax matters as tax expense. As of December 31, 2022 and 2021, there were no significant accruals for interest related to unrecognized tax benefits or tax penalties.
At December 31, 2022, the Company's reserve for unrecognized tax benefits is approximately $4.3 million. Due to the full valuation allowance at December 31, 2022, current adjustments to the unrecognized benefits will have no impact to the Company's effective income tax rate.
Reconciliation of uncertain tax positions as of December 31, 2022 and 2021 was as follows (in thousands):
	December 31,
	2022	2021
Beginning Balance	$3,675	$2,579
Additions
Additions for current year	386	1,073
Additions for prior years	246	23
Ending Balance	$4,307	$3,675
Total amount of unrecognized tax benefits, if recognized, would affect the effective tax rate was as follows (in thousands):
	December 31,
	2022	2021
Unrecognized benefits that would affect the effective tax rate	$—	$—
Unrecognized benefits that would not affect the effective tax rate	4,307	3,675
Total unrecognized benefits	$4,307	$3,675
The Company does not anticipate material changes to its uncertain tax positions for the next twelve months.
In conjunction with the 2018 Act that amends the Internal Revenue Code that reduced the U.S. corporate tax rate from 35% to 21% effective January 1, 2018 and modified policies, credits, and deductions (the “Tax Act”), the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
reasonable detail to complete the accounting for certain income tax effects of the Tax Act. The Company has completed its evaluation and determined that there was no net impact on the Company's consolidated financial statements for the years ended December 31, 2022 and 2021 as the corresponding adjustment was made to the valuation allowance.
Note 12—Employee Benefit Plan
Employee Benefit Plan
The Company sponsors a retirement savings plan that is intended to qualify for favorable tax treatment under Section 401(a) of the Code, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her salary deferral contributions is 100% vested when contributed. Contributions, subject to established limits, are matched at a dollar for dollar rate up to 3% of an individual’s earnings and fifty cents on the dollar on the next 4-5% of earnings.
Note 13—Net Loss Per Share
The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders, which excludes shares which are legally outstanding but subject to repurchase by the Company (in thousands, except share and per share data):
	Year Ended December 31,
	2022	2021
Numerator
Net loss attributable to common stockholders	$(38,807)	$(54,573)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	30,040,703	28,244,825
Net loss per share attributable to common stockholders, basic and diluted	$(1.29)	$(1.93)
The table below provides potentially dilutive securities not included in the calculation of the diluted net loss per share because to do so would be anti-dilutive:
	December 31,
	2022	2021
Shares issuable upon exercise of stock options	3,726,247	4,230,162
Shares issuable upon the exercise of warrants	1,148,123	1,148,123
Non-vested shares under restricted stock grants	16,046	203,015
Total	4,890,416	5,581,300
Note 14—Related Party Transactions
On February 25, 2022, the Company entered into a Separation Agreement with Itzhak D. Goldberg, M.D., who formerly served as Executive Chairman and Chief Scientific Officer and currently serves as a director and Chairman Emeritus on the Company’s board of directors. Pursuant to the terms of the Separation Agreement, Dr. Goldberg will receive severance benefits of approximately $1.2 million. As of December 31, 2022, $0.4 million has been paid and the remaining $0.8 million is expected to be paid and on or before September 2023. Under the 2015 Plan and 2021 Plan, Dr. Goldberg has vested his PSUs and stock options and will have the right to exercise vested stock options as long as he remains in continuous service as a director on the board of directors.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
On March 1, 2022, the Company entered into a Separation Agreement with Elisha Goldberg, former employee and son of Itzhak D. Goldberg, M.D. Pursuant to the terms of the Separation Agreement, Mr. Goldberg will receive severance benefits of approximately $0.5 million. As of December 31, 2022, $0.4 million has been paid and the remaining $0.1 million is expected to be paid and on or before March 2023. Mr. Goldberg had the right to exercise vested stock options he had received under the 2015 Plan or 2021 Plan for an extended period of 11 months, until December 31, 2022. None of the vested stock options were exercised by Mr. Goldberg.
Ohr Investment
In a series of investments in November 2013 and July 2017, the Company invested a total of $150,000 to acquire a membership interest in Ohr Cosmetics, LLC (“Ohr”), an affiliated company.
The Company owns and the family of the Company's director and Chairman Emeritus owns approximately 2.4% and 78.7%, respectively, of the membership interests in Ohr. The Chairman Emeritus’s son is the manager of Ohr. In addition, the Company’s President and Chief Executive Officer and director, and Mr. Ganzi, and the Company’s Lead Independent Director, each own approximately 1.6% of the membership interests in Ohr.
In November 2013, the Company granted Ohr an exclusive worldwide license, with the right to sublicense, under the Company's patent rights covering one of the Company's CYP26 inhibitors, ANG-3522, for the use in treating conditions of the skin or hair. Sublicensees may not grant further sublicenses under the Company's patent rights other than to affiliates of such sublicensees and entities with which sublicensees are collaborating for the research, development, manufacture and commercialization of the products. Ohr will pay the Company a royalty at a rate in the low single digits on gross revenue of products incorporating ANG-3522, and milestone payments potentially totaling up to $9.0 million based on achievement of sales milestones. Royalties and milestone payments will be paid until the later of 15 years from the first commercial sale of a licensed product or the last to expire licensed patent rights. The royalty rate is subject to adjustments under certain circumstances. The Company believes that the Ohr License was made on terms no less favorable to the Company than those that the Company could obtain from unaffiliated third parties.
No revenue from this license agreement was recognized for the years presented.
NovaPark Investment and Lease
As of December 31, 2022, the Company had a 10% interest in NovaPark. Members of the Company's Chairman Emeritus’s immediate family own a majority of the membership interests of NovaPark. The Company accounts for its aggregate 10% investment in NovaPark under the equity method. In March 2023, the Company entered into a Membership Interest Redemption Agreement with NovaPark which resulted in the relinquishment of its related party interest in NovaPark. See Note 15 for additional information.
The following table provides the activity for the NovaPark investment for the years ended December 31, 2022 and 2021 (in thousands):
	Year Ended December 31,
	2022	2021
Beginning balance	$573	$672
Losses of equity method investment	151	(96)
Distribution from NovaPark	—	(3)
Ending balance	$724	$573
As of December 31, 2022, the Company continued to rent office and laboratory space in Uniondale, New York from NovaPark under a lease that expires June 20, 2026. The Company recorded rent expense for fixed lease payments of $1.3 million and $1.1 million for the years ended December 31, 2022 and 2021, respectively. The Company recorded rent expense for variable expenses related to the lease of $0.4 million and $0.5 million for the years ended December 31, 2022 and 2021, respectively. See Note 9 for additional information.

ANGION BIOMEDICA CORP.
Notes to Consolidated Financial Statements(Continued)
As of December 31, 2022, the Company was no longer conducting operations in its leased facility in Uniondale, New York. See Note 10 for additional information regarding the impairment charge the Company recorded in connection with lease facility.
In March 2023, the Company entered into a Surrender Agreement with NovaPark which resulted in the termination of its Uniondale, New York lease for a termination fee. See Note 15 for additional information.
Consultant Fees
The Company paid consulting fees under an agreement with the wife of the director and Chairman Emeritus of the Company for Company management services. Consultant fees paid to the wife were immaterial in the years ended December 31, 2022 and 2021, respectively. This consultant agreement was terminated in February 2022.
Note 15—Subsequent Events
In January 2023, in connection with the execution of the Merger Agreement, Angion made a bridge loan to Elicio pursuant to a note purchase agreement and promissory notes up to an aggregate principal amount of $12.5 million, issued with a 20% original issue discount, with an initial closing held substantially concurrently with the execution of the Merger Agreement for a principal amount of $6.25 million on account of a $5.0 million loan and an additional closing for a principal amount of $6.25 million on account of a $5.0 million loan to be issued upon delivery by Elicio to Angion of certain financial statements.
In March 2023, Angion terminated its sale and leaseback arrangement with a third-party financing institution that funded certain of its capital expenditures primarily related to operating equipment. The Company also exercised its repurchase option to buy back the previously leased assets for $0.2 million.
In March 2023, Angion also entered into a Surrender Agreement with NovaPark which terminated the Agreement of Lease, dated as of June 21, 2011, as amended, of it’s office and laboratory space in Uniondale, New York (the “Property”, see Note 9) for a termination fee of $3.03 million and entered into a Membership Interest Redemption Agreement with NovaPark to relinquish its 10% membership interest in NovaPark, accounted as Investment in Related Parties in our Consolidated Balance Sheets. The Surrender Agreement also provides that no other rent or charges will be due from the Company with respect to any period prior to or subsequent to the surrender of the Property to NovaPark, thereby relieving Angion of lease payments equal to approximately $3.86 million, plus other amounts for facility fees and utilities with respect to the Property.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
Elicio Therapeutics, Inc. and Subsidiary
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Elicio Therapeutics, Inc. and Subsidiary (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Going Concern Uncertainty
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered losses from operations, negative cash flow from operations and an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding this matter are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.
Tewksbury, Massachusetts
March 21, 2023
Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2023 Baker Tilly US, LLP

Elicio Therapeutics, Inc. and Subsidiary
Consolidated Balance Sheets
	December 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$6,155,668	$9,278,746
Restricted cash, current	1,640,966	148,260
Prepaid expenses and other current assets	2,920,357	934,955
Total current assets	10,716,991	10,361,961
Property and equipment, net	1,146,764	887,368
Right-of-use-asset	7,349,538	—
Restricted cash, noncurrent	617,504	617,504
Other long-term prepaid assets	2,833,512	2,947,721
Total assets	$22,664,309	$14,814,554
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$2,805,186	$1,681,101
Accrued expenses	1,934,662	2,448,273
Convertible notes payable, net of discount and issuance costs	—	11,797,071
Embedded derivative liability	—	2,955,297
Deferred research obligation	1,436,375	—
Operating lease liability, current	692,164	—
Total current liabilities	6,868,387	18,881,742
Operating lease liability, noncurrent	6,789,415	—
Unvested option exercise liability	92,000	29,750
Total liabilities	13,749,802	18,911,492

Commitments and contingencies (Note 14)

Convertible preferred stock:
Series C convertible preferred stock, $0.001 par value: authorized shares of 270,099,378 shares; issued and outstanding shares of 162,329,185 at December 31, 2022 (liquidation value $37,917,402 at December 31, 2022)	40,620,544	—
Series B convertible preferred stock, $0.001 par value: authorized shares of 72,802,898 and 82,512,218; issued and outstanding shares of 72,802,898 at December 31, 2022 and December 31, 2021 (liquidation value $72,802,898 at December 31, 2022 and December 31, 2021)	62,943,920	62,943,920
Series A convertible preferred stock, $0.001 par value: authorized, issued and outstanding 5,000,000 shares at December 31, 2022 and December 31, 2021 (liquidation value $7,645,438 at December 31, 2022 and December 31, 2021)	7,495,438	7,495,438
Total convertible preferred stock	111,059,902	70,439,358
Stockholders’ deficit:
Common stock, $0.01 par value: authorized 520,000,000 and 123,000,000 shares at December 31, 2022 and December 31, 2021; issued shares of 18,099,327 and outstanding of 17,699,327 at December 31, 2022 and issued shares of 17,766,383 and outstanding of 17,142,575 at December 31, 2021	176,993	171,426
Additional paid-in capital	4,685,860	4,092,838
Accumulated deficit	(107,008,248)	(78,800,560)
Total stockholders’ deficit	(102,145,395)	(74,536,296)

Total liabilities, convertible preferred stock, and stockholders' deficit	$22,664,309	$14,814,554
The accompanying notes are an integral part of these consolidated financial statements.

Elicio Therapeutics, Inc. and Subsidiary
Consolidated Statements of Operations
	Years ended December 31,
	2022	2021
Operating expenses:
Research and development	$18,103,106	$17,931,797
General and administrative	5,630,276	7,542,889
Total operating expenses	23,733,382	25,474,686

Loss from operations	(23,733,382)	(25,474,686)
Other income (expense):
Change in the fair value of embedded derivative	(945,355)	(52,962)
Change to gain on extinguishment of convertible notes payable	2,058	—
Interest income	64,829	3,392
Interest expense	(3,595,838)	(876,442)
Total other (expense)	(4,474,306)	(926,012)
Net loss	$(28,207,688)	$(26,400,698)
Net loss per share attributable to common stockholders, basic and diluted	$(1.62)	$(1.73)
Weighted-average common shares outstanding, basic and diluted	17,458,461	15,280,340
The accompanying notes are an integral part of these consolidated financial statements.

Elicio Therapeutics, Inc. and Subsidiary
Consolidated Statements of Convertible Preferred Stock and Stockholders' Deficit
	Convertible Preferred Stock							Stockholders' Deficit
	Series C		Series B		Series A		Total Convertible Preferred Stock	Common Stock		Note Receivable	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Par Value
Balance at December 31, 2020	—	$—	67,802,898	$57,998,623	5,000,000	$7,495,438	$65,494,061	13,061,715	$130,617	$(210,253)	$3,339,980	$(52,399,862)	$(49,139,518)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	617,756	—	617,756
Issuance of common stock upon exercise of warrants	—	—	—	—	—	—	—	2,905,549	29,056	—	12,048	—	41,104
Issuance of common stock upon exercise of options	—	—	—	—	—	—	—	195,947	1,961	—	31,463	—	33,424
Issuance of common stock	—	—	—	—	—	—	—	440,796	4,408	—	96,975	—	101,383
Vesting of shares issued with note receivable and related earned interest	—	—	—	—	—	—	—	538,568	5,384	(351)	(5,384)	—	(351)
Settlement of note receivable from stockholder	—	—	—	—	—	—	—	—	—	210,604	—	—	210,604
Issuance of Series B convertible preferred stock, net of issuance costs of $54,703	—	—	5,000,000	4,945,297	—	—	4,945,297	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(26,400,698)	(26,400,698)
Balance at December 31, 2021	—	—	72,802,898	62,943,920	5,000,000	7,495,438	70,439,358	17,142,575	171,426	—	4,092,838	(78,800,560)	(74,536,296)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	578,607	—	578,607
Issuance of common stock upon exercise of options	—	—	—	—	—	—	—	32,944	329	—	6,903	—	7,232
Vesting of restricted common stock	—	—	—	—	—	—	—	523,808	5,238	—	7,512	—	12,750
Issuance of Series C convertible preferred stock, net of issuance costs of $1,195,457	86,628,306	21,119,998	—	—	—	—	21,119,998	—	—	—	—	—	—
Issuance of Series C convertible preferred stock upon extinguishment of convertible notes payable	75,700,879	19,500,546	—	—	—	—	19,500,546	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(28,207,688)	(28,207,688)
Balance at December 31, 2022	162,329,185	$40,620,544	72,802,898	$62,943,920	5,000,000	$7,495,438	$111,059,902	17,699,327	$176,993	$—	$4,685,860	$(107,008,248)	$(102,145,395)
The accompanying notes are an integral part of these consolidated financial statements.

Elicio Therapeutics, Inc. and Subsidiary
Consolidated Statements of Cash Flows
	Years ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(28,207,688)	$(26,400,698)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation expense	390,316	251,451
Non-cash interest income	—	(351)
Non-cash interest expense	3,595,838	667,400
Non-cash change in fair value of embedded derivative	945,355	52,962
Non-cash gain on extinguishment of convertible notes payable	(2,058)	—
Stock-based compensation	578,607	617,756
Loss on disposal of property and equipment	4,124	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Prepaid expenses and other current assets	(1,985,402)	(597,220)
Right of use asset	667,245	410,911
Other long term prepaid assets	114,209	237,008
Increase (decrease) in:
Accounts payable	1,124,085	30,229
Accrued expenses	(304,568)	1,230,936
Deferred research obligation	1,436,375	—
Operating lease liability	(535,204)	(439,429)
Net cash used in operating activities	(22,178,766)	(23,939,045)
Cash flows from investing activities:
Purchases of property and equipment	(653,836)	(525,359)
Net cash used in investing activities	(653,836)	(525,359)

Cash flows from financing activities:
Proceeds from issuance of Series C convertible preferred stock, net of issuance costs	21,119,998	—
Proceeds from issuance of Series B convertible preferred stock, net of issuance costs	—	4,945,297
Proceeds from issuance of convertible notes payable	—	14,470,000
Payment of issuance costs for convertible notes payable	—	(437,994)
Proceeds from settlement of note receivable	—	210,604
Proceeds from exercise of common stock warrants	—	41,104
Proceeds from issuance of common stock	—	101,383
Proceeds from exercise of common stock options	82,232	63,174
Net cash provided by financing activities	21,202,230	19,393,568
Net (decrease) in cash, cash equivalents, and restricted cash	(1,630,372)	(5,070,836)
Cash, cash equivalents, and restricted cash, beginning of year	10,044,510	15,115,346
Cash, cash equivalents, and restricted cash, end of year	$8,414,138	$10,044,510
Components of cash, cash equivalents, and restricted cash:
Cash and cash equivalents	$6,155,668	$9,278,746
Restricted cash	2,258,470	765,764
Total cash, cash equivalents, and restricted cash	$8,414,138	$10,044,510
Supplemental disclosure of noncash activities:
Loss on disposal of property and equipment	$4,124	$—
Non-cash issuance of Series C convertible preferred stock	$19,500,546	$—
Non-cash interest expense from accretion of convertible note discount from embedded derivative	$2,344,434	$557,902
Non-cash interest expense from accretion of convertible note discount from issuance costs	$328,495	$109,498
Non-cash interest expense from convertible notes payable	$922,909	$209,042
The accompanying notes are an integral part of these consolidated financial statements.

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS
Nature of Business
Elicio Therapeutics, Inc. (“Elicio”) was incorporated in Delaware as Vedantra Pharmaceuticals Inc., in August 2011. Elicio is a clinical-stage biotechnology company pioneering the development of therapeutic cancer vaccines for patients with limited treatment options and poor outcomes. In December 2018, Elicio formed a wholly-owned subsidiary, Elicio Securities Corporation (“ESC”), a Massachusetts corporation. ESC is an investment company. Elicio and ESC are collectively referred to as “Elicio” throughout these consolidated financial statements.
Liquidity
Since its inception, Elicio has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff, and raising capital and has financed its operations through the issuance of convertible debt and convertible preferred stock, warrants, and common stock, par value $0.01 per share (the “Common Stock”) and a research grant. Elicio has incurred losses and negative operating cash flows since inception and has an accumulated deficit of $107,008,248 at December 31, 2022.
Elicio is subject to risks associated with any biotechnology company that has substantial expenditures for research and development. There can be no assurance that Elicio’s research and development program will be successful, that products developed will obtain necessary regulatory approval, and that any approved product will be commercially viable. In addition, Elicio operates in an environment of rapid technological change and is largely dependent on the services of its employees, advisors, and consultants.
Going Concern
Elicio had cash and cash equivalents of $6,155,668 at December 31, 2022, along with the gross proceeds of $5,000,000 from the first of two promissory notes issued with the signed merger agreement with Angion Biomedica Corporation (“Angion”) received in January 2023 (see note 17). Elicio’s losses from operations, negative operating cash flows and accumulated deficit, as well as the additional capital needed to fund operations within one year of the consolidated financial statement issuance date, raise substantial doubt about Elicio’s ability to continue as a going concern. Elicio expects to incur substantial expenditures in the foreseeable future for the development of its product candidates and will require additional financing to continue this development. The accompanying consolidated financial statements have been prepared on a basis that assumes that Elicio will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should Elicio be unable to continue as a going concern.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Preparation
The preparation of consolidated financial statements are in conformity with U.S. generally accepted accounting principles (“GAAP”).
Principles of Consolidation
The consolidated financial statements include the accounts of Elicio. Elicio management has concluded it has a single reporting segment for purposes of reporting financial condition and results of operations.
All intercompany balances and transactions have been eliminated in the consolidated financial statements.
Use of Estimates
Elicio management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates reflected in these consolidated financial statements include but are not limited to, the accrual of research and development expenses, the valuation of embedded derivative on convertible debt, the valuation of Common Stock, stock-based awards, the right of use assets and operating lease liability, and going concern.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of deposits at major financial banking institutions and highly liquid investments with an original maturity of three months or less at the date of purchase.
Restricted Cash
Restricted cash consists of cash securing a collateral letter of credit issued in connection with Elicio’s facility operating lease and a research grant. See notes 3 and 8 for further discussion.
Concentration of Credit Risk
Financial instruments that potentially subject Elicio to concentration of credit risk consist primarily of cash, cash equivalents, and restricted cash. At times, cash balances deposited at major financial banking institutions exceed the federally insured limit. Elicio regularly monitors the financial condition of the institutions in which it has depository accounts and believes the risk of loss is minimal. Elicio has not experienced any losses in such accounts.
On March 10, 2023, Elicio became aware that the Federal Deposit Insurance Corporation (“FDIC”) issued a press release stating the Silicon Valley Bank, Santa Clara, California (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. According to the FDIC press release, the FDIC as receiver will retain all the assets from SVB for later disposition. On March 12, 2023, Elicio became aware that the FDIC will make all company funds available to Elicio. The Company has not incurred or recorded any reserves for any losses. The Company is assessing the current situation and is taking steps to mitigate risks associated with concentrations of cash and cash equivalents, including but not limited to, the utilization of one or more fiscally sound financial institutions.
Property and Equipment
Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of the asset. Upon sale or retirement, the cost and accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is recorded in the consolidated statement of operations. Repair and maintenance expenditures are charged to expense as incurred. Construction in process is not depreciated until the asset is placed into service.
Asset Class	Estimated Useful Lives
Laboratory equipment	5 years
Furniture and fixtures	3 years
Leasehold improvements	Term of the lease
Impairment of Long-lived Assets
Periodically, Elicio evaluates its long-lived assets, which consist primarily of property and equipment, and right of use asset for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During the years ended December 31, 202 and 2021, no impairments have occurred.
Derivative Financial Instruments
The convertible notes include an embedded derivative requiring bifurcation in accordance with Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. The valuation of this instrument is determined using widely accepted valuation technique including the probability weighted expected return model. The fair value was determined using a model with the assumptions for equity value proceeds, probability of occurrence of various liquidation scenarios, timeline to liquidity and risk-free interest rate. The fair value of this derivative instrument is measured at each reporting period with changes in fair value reported in earnings.

Convertible Preferred Stock
Elicio has classified convertible preferred stock, par value $0.001 per share, (the “Preferred Stock”) as temporary equity in the accompanying consolidated balance sheets due to certain changes in control events that are outside of Elicio's control, including sale or transfer of control of Elicio, as holders of the Preferred Stock could cause redemption of the shares in these situations. Elicio does not accrete the carrying values of the Preferred Stock to the redemption values since a liquidation event was not considered probable as of December 31, 2022 and December 31, 2021. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only if it becomes probable that such a liquidation event will occur.
Income Taxes
Elicio provides for income taxes in accordance with ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws in effect in the years in which the differences are expected to reverse. A valuation allowance is provided if, based upon the weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
Elicio provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions when Elicio management determines that it is probable that a loss will be incurred related to these matters and the amount of the loss is reasonably determinable. Elicio has not identified any significant uncertain tax positions as of December 31, 2022.
In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in the existing guidance for income taxes and making other minor improvements. The ASU amendment was adopted by Elicio as of January 1, 2021. There was no material impact upon adoption of this ASU amendment.
Research and Development
Research and development costs are charged to expense as incurred and consist of expenses incurred in performing research and development activities, including salaries and benefits, materials and supplies, preclinical expenses, stock-based compensation expense, depreciation of equipment, contract services, and other outside expenses. Elicio accrues for costs incurred by external service providers, based on estimates of services performed and costs. These estimates include the level of services performed by the third parties, and other indicator of the services completed. Based on the timing of amounts to service providers, Elicio may also record payments to those service providers as prepaid expenses that will be recognized as expenses in future periods as the related services are rendered.
Leases
ASU No. 2016-02, Leases (“ASC 842”) establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and corresponding lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statement of operations as well as the reduction of the right of use asset.
At the inception of an arrangement, Elicio determines whether the arrangement is or contains a lease based on specific facts and circumstances, the existence of an identified asset(s), if any, and Elicio’s control over the use of the identified asset(s), if applicable. Operating lease liabilities and their corresponding ROU assets are recorded based on the present value of future lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, Elicio will utilize the incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.
Elicio has elected to combine lease and non-lease components as a single component. Operating leases are recognized on the consolidated balance sheet as ROU lease assets, current lease liabilities and non-current lease liabilities. Fixed rents are included in the calculation of the lease balances, while variable costs paid for certain operating and pass-through costs are excluded. Lease expense is recognized over the expected term on a straight-line basis.

Research Grant
Elicio analogizes to the guidance provided by International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”) for funds received from grants from entities that are not customers nor government agencies. Elicio recognizes the amount of grant income based on the activity in allowable expenses covered under the grant and has elected to recognize the funds earned as an offset to the related research expenses recorded in operations. Advances from the grant that have yet to be recognized are recorded as restricted cash if the grant requires the funds to be isolated from general cash and cash equivalents.
Stock-based Compensation
Elicio issues stock-based awards to employees and non-employees, generally in the form of stock options. Elicio accounts for stock-based awards in accordance with ASC 718, Compensation—Stock Compensation, which requires all stock-based payments, to be recognized in the consolidated statements of operations based on their fair values. The expense is recognized using straight line over the vesting period. Elicio has elected to account for option forfeitures as they occur.
Elicio uses the Black-Scholes option-pricing model (“Black-Scholes”) to determine the weighted-average fair value of options granted, which uses as inputs the fair value of the Common Stock, assumptions Elicio makes for the volatility of its Common Stock, the expected term of its stock options, the risk-free interest rate for a period that approximates the expected term of its stock options and its expected dividend yield.
Compensation cost of awards that contain a performance condition are recognized when success is considered probable during the performance period.
As there has been no public market for the Common Stock, the estimated fair value of the Common Stock has been determined by Elicio’s Board of Directors as of the date of each option grant, with input from Elicio management, considering Elicio's most recently available third-party valuation of Common Stock and its Board of Directors' assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Common Stock valuations were prepared using the option pricing method. These third-party valuations were performed at various dates, which resulted in valuations of the Common Stock of $0.25 per share as of August 31, 2021 and $0.07 per share as of October 18, 2022.
The assumptions underlying these valuations represent management's best estimates, which involve inherent uncertainties and the application of Elicio management's judgment. As a result, if Elicio had used significantly different assumptions or estimates, the fair value of its Common Stock and its stock-based compensation expense could be materially different.
Fair Value Measurements
Elicio follows the guidance prescribed by ASC Topic 820, Fair Value Measurements, which establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value that focuses on an exit price which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date.
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Level 1- Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date. Elicio’s financial assets which are measured at fair value on a recurring basis were comprised of cash equivalents.

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Level 2 - Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data.

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Level 3 - Pricing inputs include unobservable inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability, which are developed based on the best information available. Elicio identified embedded derivatives within the fair value hierarchy.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by Elicio in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The carrying amounts of financial instruments reflected in the consolidated balance sheets for cash and cash equivalents, current and non-current restricted cash, accounts payable, and accrued expenses, and convertible notes, approximate their respective fair values because of the short-term maturity of those financial instruments.
The following fair value hierarchy table presents information about each category of Elicio’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and December 31, 2021.
	Fair Value Measurement at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)	Total
December 31, 2022
Assets:
Cash equivalents	$5,339,633	$ —	$—	$5,339,633
December 31, 2021
Assets:
Cash equivalents	$6,528,368	$—		$$6,528,368
Liabilities:
Embedded derivative (see note 9)	$ —	$—	$2,955,297	$2,955,297
Cash equivalents at December 31, 2022 and 2021 were held in U.S. Treasury securities.
3.	LEASES
Elicio was party to two operating leases for office and laboratory space. The lease for a Cambridge, Massachusetts facility commenced in July 2016 with the term expiring in November 2021. The lease was later extended expiring on February 12, 2022. Elicio incurred aggregate rent expense of $91,958 for January and February 2022. Elicio incurred aggregate rent expense of $51,812 for November and December 2021. There are no future rent payments under this agreement. Elicio had a letter of credit to secure a deposit on the lease in the amount of $148,260.
In July 2021, Elicio signed an operating lease for office and laboratory space in Boston, Massachusetts. The Boston lease commenced in February 2022 with the term set to expire in January 2030. The lease has rent payments escalating annually which totals $11,059,228. As a result, at the commencement of the lease Elicio recognized a right-of-use lease asset of $8,016,783 with a corresponding lease liability of $8,016,783 based on the present value of the minimum rental payments. In addition, Elicio will make payments for operating expenses and real estate taxes. As of December 31, 2022, Elicio has a letter of credit to secure the deposit on the lease in the amount of $617,504.
As of December 31, 2022, Elicio has a ROU asset balance of $7,349,538 and a related current and noncurrent operating lease liability of $692,164 and $6,789,415, respectively. As of December 31, 2021, there was no right-of-use lease asset nor any current or noncurrent operating lease liabilities.
Lease expense for both leases for the years ended December 31, 2022 and 2021, was $1,330,360 and $482,180, respectively, which are included in operating expenses in the accompanying consolidated statements of operations.

Quantitative information regarding Elicio's leases for the years ended December 31, 2022 and 2021 is as follows:
	2022	2021
Operating lease cost	$1,238,403	$430,368
Operating cash flows paid for amounts included in the measurement of lease liabilities	$1,106,361	$458,887
Operating lease liability arising from obtaining right of use asset	$8,016,783	$—
Weighted average remaining lease term (years)	7.2	—
Weighted average discount rate	8.00%	8.75%
Future lease payments under non-cancelable leases are as follows as of December 31, 2022:
2023	$1,265,883
2024	1,303,828
2025	1,342,959
2026	1,383,298
2027	1,424,734
2028 and thereafter	3,232,164
Total future lease payments	9,952,866
Less: imputed interest	(2,471,287)
Total lease liabilities	7,481,579
Less: operating lease liability, current portion	692,164
Operating lease liability, noncurrent portion	$6,789,415
4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following at:
	December 31, 2022	December 31, 2021
Prepaid research and development contract services	$2,132,535	$633,830
Advanced professional fees	647,824	—
Deposit for Cambridge lease	—	6,839
Prepaid insurance	103,513	88,848
Deposit for property and equipment	—	117,180
Other prepaid expenses and other current assets	36,485	88,258
Total prepaid expenses and other current assets	$2,920,357	$934,955
5.	PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consisted of the following at:
	December 31, 2022	December 31, 2021
Laboratory equipment	$1,786,475	$1,394,541
Furniture and fixtures	359,386	122,708
Leasehold Improvements	123,558	—
Construction in process	—	131,930
Total	2,269,419	1,646,179
Less: accumulated depreciation	(1,122,655)	(758,811)
Property and equipment, net	$1,146,764	$887,368
Depreciation expense was $390,316 and $251,451 for the years ended December 31, 2022 and 2021, respectively.

During 2022, an asset with a cost of $30,596 and accumulated depreciation of $26,472 was disposed of and a loss on disposal totaling $4,124 was recorded in the accompanying consolidated statements of operations.
6.	OTHER LONG-TERM PREPAID ASSETS
Other long-term prepaid assets consisted of the advance payments for clinical trial services, totaling $2,833,512 and $2,947,721 at December 31, 2022 and December 31, 2021, respectively.
7.	ACCRUED EXPENSES
Accrued expenses consisted of the following at:
	December 31, 2022	December 31, 2021
Accrued professional fees	$179,669	$106,214
Accrued compensation and benefits	1,490,651	1,194,717
Accrued research and development	260,429	805,706
Accrued interest	—	209,043
Construction in process	—	131,930
Other accrued expenses	3,913	633
Total accrued expenses	$1,934,662	$2,448,273
8.	RESEARCH GRANT
In September 2022, Elicio entered into a grant agreement with The Gastro-Intestinal Research Foundation (GIRF), a not-for-profit organization focused on supporting research to treat, cure and prevent digestive diseases. The award totals up to $2,756,000 of which $2,301,000 was received in September 2022. The remaining award payment amount of $455,000 is contingent upon the completion by Elicio of certain development efforts to be completed within one year as defined in the agreement. The award was calculated based on specific expenses to be incurred by Elicio and excludes any indirect markup or profit. Elicio has the option to extend the period to complete the development effort by one additional year for no additional consideration.
As of December 31, 2022, Elicio incurred $864,625 in research activities towards this project and recognized grant income of $864,625 as a reduction in the deferred research obligation on the accompanying consolidated balance sheet and research and development expense for the same amount. The balance of the deferred research obligation as of December 31, 2022 is $1,436,375.
9.	CONVERTIBLE NOTES PAYABLE
In October and November 2021, Elicio entered into convertible promissory note agreements for an aggregate amount of $14,470,000 (the “Convertible Notes”). The Convertible Notes accrue interest at 8% per annum and are payable upon demand at any time on or after October 4, 2022 (the “Demand date”). Interest expense for the years ended December 31, 2022 and 2021 was $922,909 and $209,042, respectively. Accrued interest on the Convertible Notes was $209,042 as of December 31, 2021.
There were $437,994 of issuance costs incurred in 2021 and was initially recorded as a discount to the carrying value of the convertible note. Elicio recorded interest expense for the years ended December 31, 2022 and 2021 related to the accretion of the discount to the Convertible Notes due to issuance costs of $328,495 and $109,498, respectively.
The Convertible Notes contain the following conversion features:
Qualified financing: The Convertible Notes contain a provision whereby the notes are automatically convertible upon a qualified financing with gross proceeds in excess of $12,000,000. The conversion rates are either 85% or 80% of the per share price paid by investors in the financing depending on if the financing closed before or after February 1, 2022. The financing did not meet the qualified financing requirement until October 18, 2022 and therefore the conversion rate option of 85% expired in February 2022.

Non-qualified financing: All of the Convertible Notes are convertible at the option of the holders, upon the occurrence of a non-qualified financing. The conversion rates are either 85% or 80% of the per share price paid in the financing depending on if the financing closes before or after February 1, 2022. The qualified financing occurred effectively on October 18, 2022 and therefore the conversion rate option of 85% expired in February 2022.
Liquidation event: Upon the occurrence of a liquidation event, the Convertible Notes are convertible at the option of the holders, into either Series B redeemable convertible preferred stock (“Series B Preferred”) at $1.00 per share, or any other issued share at either 85% or 80% of the original issuance price depending on if this event and election is made before or after February 1, 2022. The qualified financing occurred effectively on October 18, 2022 and therefore the conversion rate option of 85% expired in February 2022.
Initial Public Offering (“IPO”) event: Upon the occurrence of an IPO event, the Convertible Notes are convertible at the option of the holders, into either Series B Preferred at $1.00 per share, or any other issued share at either 85% or 80% of the original issuance price depending on if this event and election is made before or after February 1, 2022. The qualified financing occurred effectively on October 18, 2022 and therefore the conversion rate option of 85% expired in February.
Demand date: At any time on or after the demand date and at the option of the holder, the Convertible Notes are either convertible into Common Stock, Series A Preferred, or Series B Preferred at the holders election at $1.00 per share or the interest may continue until April 2023.
Elicio evaluated all the conversion features included within the Convertible Note agreements, noting that none of the features was considered to be predominant.
Elicio also evaluated all conversion features under FASB ASC Topic 815, Derivatives and Hedging, and determined conversion features associated with the qualified and non-qualified financings met the definition of a derivative and require bifurcation from the Convertible Notes. The bifurcated embedded derivative of $2,902,335 was recorded as a liability at fair value at the date of issuance based on the probability of occurrence of a triggering event taking place during the term of the Convertible Notes and was recorded as a discount to the carrying value of the Convertible Note. Elicio recorded interest expense for the years ended December 31, 2022 and 2021 related to the accretion of the discount to the Convertible Notes due to the bifurcated embedded derivative of $2,344,434 and $557,902, respectively. The derivative balance of $2,955,297 as of December 31, 2021, was classified as a Level 3 liability within the fair value hierarchy.
The following table shows changes to the carrying values of both the Convertible Notes Payable and the associated embedded derivative for the years ended December 31, 2022 and 2021:
	Convertible Notes Payable	Embedded Derivative
Balance as of January 1, 2021	$—	$—
Issuance of convertible notes payable	14,470,000	—
Discount due to bifurcated embedded derivative	(2,902,335)	2,902,335
Discount due to issuance costs	(437,994)	—
Net issuance of convertible notes payable	11,129,671	2,902,335
Accretion of debt discount	667,400	—
Change in fair value	—	52,962
Balance at December 31,2021	11,797,071	2,955,297
Accretion of debt discount	2,672,929	—
Change in fair value	—	945,355
Settlement of convertible notes payable	(14,470,000)	(3,900,652)
Balance at December 31, 2022	$—	$—
During the years ended December 31, 2022 and 2021, the increase in the fair value of the embedded derivative was determined to be $945,355 and $52,962, respectively, and was recorded as interest expense in the accompanying consolidated statements of operations.

On October 18, 2022, in conjunction with the shares of Series C Preferred Stock issued on this same date, the Convertible Notes Payable totaling $14,470,000 and the related accrued interest totaling $1,131,952 automatically converted into 75,700,879 shares of Series C Preferred Stock at an 80% discount to the Series C Preferred Stock issuance price per share of $0.2576, or $0.2061 per share. Just prior to settlement, the fair value of the embedded derivative was marked to market a final time to the aggregate value of $3,900,652. Elicio recorded a gain on extinguishment totaling $2,058 related to the difference in the total of Convertible Notes Payable, total accrued interest and the final fair value of the embedded derivative versus the value of the Series C Preferred Stock shares issued based on the original issuance price of $0.2576.
10.	CONVERTIBLE PREFERRED STOCK
Series A Convertible Preferred Stock (“Series A Preferred”)
In July 2012, Elicio authorized the sale and issuance of up to 5,000,000 shares of $0.001 par value Series A Preferred at an original issuance price of $1.00 per share. Series A Preferred is held by a related party that is the principal owner of Elicio, an owner of more than 10% of the voting interests of Elicio.
Series B Convertible Preferred Stock (“Series B Preferred”)
As of June 2020, Elicio had authorized, as amended, 82,512,218 shares of Series B Preferred at an issuance price of $1.00 per share. This Series B financing was structured to be issued in rolling closings into 2021.
As of January 1, 2021, Elicio has issued 67,802,898 shares of Series B Preferred for gross proceeds of $67,802,897 and incurred aggregate issuance costs of $9,804,274.
In February 2021, Elicio issued 5,000,000 shares of Series B Preferred for gross proceeds of $5,000,000. Of the proceeds, 2,000,000 shares and $2,000,000 in proceeds were issued to the principal owner of Elicio. Elicio incurred issuance costs of $54,703 in conjunction with this closing. The amount was recorded as a reduction to the Series B Preferred stated value on the accompanying consolidated balance sheet.
In October 2022, Elicio amended the authorized shares of Series B Preferred from 82,515,218 shares to 72,802,898 shares.
Series C Convertible Preferred Stock (“Series C Preferred”)
In May 2022, Elicio authorized the sale and issuance of up to 42,000,000 shares of $0.001 par value Series C Preferred at an original issuance price of $1.20 per share and up to 18,000,000 shares of Series C Preferred for the settlement of the Convertible Notes Payable. The Series C Preferred financing was structured to be issued in rolling closes in 2022.
From the period May through September 2022, Elicio issued 9,162,872 shares of Series C Preferred for gross proceeds of $10,995,454. Elicio incurred cash issuance costs of $986,891 in connection with these shares.
In October 2022, Elicio increased the authorized number of Series C Preferred shares to 194,099,378 shares at an issuance price of $0.2576 per share and 76,000,000 shares of Series C Preferred for the settlement of the Convertible Notes Payable.
From the period October through November 2022, Elicio issued 43,944,096 shares of Series C Preferred for gross proceeds of $11,320,000. Elicio incurred additional cash issuance costs of $208,565 in connection with these closings. In addition, Elicio issued 33,521,336 shares of Series C Preferred to the Series C Preferred shareholders that purchased their shares at the original issuance price of $1.20 per share so that their effective price per share is $0.2576.
On October 18, 2022, Elicio exceeded the $12,000,000 threshold for automatic conversion of the Convertible Notes payable and issued 75,700,879 shares of Series C Preferred in conjunction with the conversion of the outstanding amount of the Convertible Notes, including principal and accrued interest totaling $15,601,952, of which 10,507,999 shares were issued to the principal owner of Elicio. Elicio recorded an additional $3,898,594 of intrinsic value related to the discount received by the Noteholders upon the settlement of the Convertible Notes to Series C Preferred.

As of December 31, 2022, the rights and preferences of the Series A Preferred, Series B Preferred and Series C Preferred are as follows:
Conversion
Each share of Series A Preferred, Series B Preferred and Series C Preferred may be converted at any time, at the option of the holder, or automatically upon the closing of a public offering of Elicio’s Common Stock with gross proceeds to Elicio of at least $50,000,000 and a price of at least $0.2576 per share or at the election of the holders of at least a majority of the then outstanding shares of Preferred Stock into shares of Common Stock, subject to the applicable conversion rate as determined by dividing the applicable original issue price by the applicable conversion price. The conversion price for the Series A Preferred and Series B Preferred (as may be adjusted for certain dilutive events) is $0.6836. The conversion price for the Series C Preferred issued for cash (as may be adjusted for certain dilutive events) is $0.2576. The conversion price of the Series C Preferred shares issued upon settlement of the convertible notes payable (as may be adjusted for certain dilutive events) is $0.2061.
Dividends
Prior to August 2018, the Series A Preferred holder was entitled to cumulative dividends of 8% whether or not declared by the Board of Directors. Dividends compounded quarterly. In conjunction with the issuance of Series B Preferred in August 2018, the Series A Preferred future dividend rights were terminated, and dividends accrued until the date of the termination of $2,645,458 were not surrendered. Dividends may be paid on the Preferred Stock if and when declared by the Board of Directors.
Voting Rights
Preferred Stock and Common Stock vote together as one class on an as-converted basis. Common Stock voting rights on certain matters are subject to the powers, preferences, and rights of the Preferred Stock. Holders are entitled to vote on all matters and holders of Preferred Stock shall have the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder are then convertible. Certain actions such as mergers, acquisition, liquidation, dissolution, wind up of business, and deemed liquidation events, must be approved by the holders of at least a majority of the then-outstanding shares of Series A Preferred, Series B Preferred and Series C Preferred, in each case voting separately as a class.
Liquidation Preference
Upon liquidation, dissolution, or winding up of business, Series C Preferred holders are entitled to receive a liquidation preference in priority to the holder of Series A Preferred, Series B Preferred and Common Stock at the original Series C Preferred issue price (plus any dividends declared but unpaid). If assets available for distribution are insufficient to satisfy the liquidation payment to Series C Preferred holders in full, assets available for distribution will be allocated among Series C Preferred holders based on their pro rata shareholdings.
Upon liquidation, dissolution, or winding up of business, after the payment in full of the Series C Preferred liquidation amount, Series B Preferred holders are entitled to receive a liquidation preference in priority to the holder of Series A Preferred and Common Stock at the original Series B Preferred issue price (plus any dividends declared but unpaid). If assets available for distribution are insufficient to satisfy the liquidation payment to Series B Preferred holders in full, assets available for distribution will be allocated among Series B Preferred holders based on their pro rata shareholdings.
Upon liquidation, dissolution, or winding up of business, after the payment in full of the Series B Preferred and Series C liquidation amounts, the Series A Preferred holder are entitled to receive a liquidation preference in priority to holders of Common Stock at the original Series A Preferred issue price plus any accrued but unpaid dividends. If assets available for distribution are insufficient to satisfy the liquidation payment to the Series A Preferred holder in full, assets available for distribution will be allocated among the Series A Preferred holder based on their pro rata shareholdings.
After the payment in full of the Series C Preferred, Series B Preferred and Series A Preferred liquidation amounts, any excess assets available for distribution will be allocated ratably among Common Stock and Preferred Stock holders based on their pro rata shareholdings, treating the Series A Preferred Series B Preferred and Series C Preferred as if they had been converted to Common Stock. Upon a deemed liquidation event, as defined, holders have the option to redeem their shares at the liquidation payment amounts summarized above.

11.	COMMON STOCK
Elicio has authorized 520,000,000 shares of Common Stock at December 31, 2022, as amended, which 18,099,327 are issued and 17,699,327 are outstanding. The holders of shares of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors, subject to the limitations and preferences of the Preferred Stock.
In March 2021, the Chief Executive Officer (“CEO”) purchased 440,796 shares of Common Stock, at $0.23 per share. Elicio received cash of $101,383 for the shares. This was recorded as $4,408 as an increase to Common Stock and $96,975 as an increase to Additional Paid-in Capital.
Recourse Note Receivable and Restricted Stock
In September 2020, the CEO exercised an option to purchase 2,154,276 shares of Common Stock at $0.18 per share that was awarded in 2018. Elicio received cash of $177,728 for the 987,377 shares that had vested and a recourse note receivable for $210,042 for the remaining 1,166,899 unvested shares with an original maturity date of September 8, 2029. Per the terms of the recourse note receivable, the CEO was obligated to pay the entire recourse note receivable whether or not any unvested shares are forfeited.
Interest on the note receivable was earned at a rate of 0.35% per annum, compounded semi-annually. Elicio recorded interest income of $351 for the year ended December 31, 2021. In June 2021, this note receivable was repaid in full.
As of December 31, 2022 all 2,154,276 shares have vested. For the year ended December 31, 2022, 448,808 shares vested and $4,488 was recorded as an increase on Common Stock and a corresponding decrease in Additional Paid-in Capital. For the year ended December 31, 2021, 538,568 shares vested and $5,384 was recorded as an increase in Common Stock and a corresponding decrease in Additional Paid-in Capital.
In March 2021, an employee of Elicio early exercised an option to purchase 300,000 shares of Common Stock at $0.17 per share that was awarded in 2020 and vests through April 1, 2024. Elicio received cash of $51,000 for the shares. This was recorded as an unvested option exercise liability. As of December 31, 2022, there were 200,000 and 100,000 vested and unvested shares, respectively.
For the year ended December 31, 2022, 75,000 shares vested and $750 was recorded as an increase to Common Stock and $12,000 as an increase to Additional Paid-in Capital and a corresponding decrease to unvested option exercise liability in the amount of $12,750. For the year ended December 31,2021, 125,000 shares vested and $1,250 was recorded as an increase to Common Stock and $20,000 as an increase to Additional Paid-in Capital and a corresponding decrease to unvested option exercise liability in the amount of $21,250.
In June 2022, an employee of Elicio early exercised an option to purchase 300,000 shares of Common Stock at $0.25 per share that was awarded in 2022. Elicio received cash of $75,000 for the shares. This amount is recorded as an unvested option exercise liability on the accompanying consolidated balance sheet. As of December 31, 2022, there were 300,000 unvested shares that vest through August 31, 2024.
Common Stock Warrants
In July 2021, Elicio received cash of $41,104, from a consultant that exercised warrants to purchase 2,905,549 shares of Common Stock that were issued in 2020.
In January 2022, Elicio issued warrants to purchase 346,666 shares of Common Stock at an exercise price of $0.25 per share, to a consultant in lieu of a cash payment. Elicio uses Black-Scholes to determine the weighted-average fair value of warrants granted, which uses as inputs the fair value of the Common Stock, and assumptions Elicio makes for the volatility of its Common Stock, the expected term of its warrants, the risk-free interest rate for a period that approximates the expected term of its warrants and its expected dividend yield. The fair value of the warrants, totaling $59,784, was recorded as stock compensation expense in general and administrative expenses, in the accompanying consolidated statements of operations. Elicio performed an evaluation of the terms of these warrants per ASC 815 and determined that equity classification was appropriate.
In December 2022, Elicio issued warrants to purchase 931,000 shares of Common Stock at an exercise price of $0.2576 per share, to a consultant in lieu of a cash payment. Elicio uses Black-Scholes to determine the weighted-average fair value of warrants granted, which uses as inputs the fair value of the Common Stock, and assumptions Elicio makes for the volatility of its Common Stock, the expected term of its warrants, the risk-free interest rate for a period that approximates the expected term of its warrants and its expected dividend yield. The fair value of the warrants, totaling $37,860, was recorded as stock compensation expense in general and administrative expense, in the accompanying consolidated statements of operations. Elicio performed an evaluation of the terms of these warrants per ASC 815 and determined that equity classification was appropriate.
The following table summarizes information regarding Common Stock warrants outstanding at December 31, 2022 and 2021:
	Number of Warrants	Weighted-Average Exercise Price
Outstanding at December 31, 2020	9,629,695	$0.77
Exercised	(2,905,549)	0.01
Outstanding at December 31, 2021	6,724,146	1.10
Granted	1,277,666	0.26
Outstanding at December 31, 2022	8,001,812	$0.97
12.	NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS
Elicio has reported losses since inception and has computed basic net loss per share attributable to common stockholders by dividing net loss attributable to common stockholders by the weighted-average number of shares of Common Stock outstanding for the period, without consideration for potentially dilutive securities. Elicio computes diluted net loss per share of Common Stock after giving consideration to all potentially dilutive shares of Common Stock, including options to purchase Common Stock and Preferred Stock, outstanding during the period determined using the treasury-stock and if-converted methods, except where the effect of including such securities would be antidilutive. Because Elicio has reported net losses since inception, these potential shares of Common Stock and Preferred Stock have been anti-dilutive and basic and diluted loss per share were the same for all periods presented.
Basic and diluted net loss per share attributable to common stockholders was calculated at December 31 as follows:
	2022	2021
Numerator:
Net loss	$(28,207,688)	$(26,400,698)
Denominator – basic and diluted:
Weighted-average shares of Common Stock outstanding, basic and diluted	17,458,461	15,280,340
Net loss per share—basic and diluted	$(1.62)	$(1.73)
The following table sets forth the potentially dilutive securities that have been excluded from the calculation of diluted net loss per share because to include them would be anti-dilutive (in Common Stock equivalent shares) at December 31:
	2022	2021
Series A Preferred	7,314,219	5,000,000
Series B Preferred	106,499,219	72,802,898
Series C Preferred	162,329,185	—
Unvested common stock	400,000	623,808
Warrants to purchase Common Stock	8,001,812	6,724,146
Options to purchase Common Stock	47,186,546	10,013,093
Total shares of Common Stock equivalents	331,730,981	95,163,945
The Series A and B shares changed as of October 18, 2022 into 7,314,219 and 106,499,219 shares due to the antidilutive protection triggers by the Series C shares issued in October at a price below $1.00.

13.	STOCK-BASED COMPENSATION
During 2012, Elicio established the 2012 Stock Incentive Plan (the “2012 Plan”). In accordance with the 2012 Plan, Elicio is authorized to grant to eligible employees, directors, and consultants of Elicio restricted stock and stock options. The amount, terms of grants, and vesting provisions are determined by Elicio’s Board of Directors. In general, the options expire ten years after grant, or earlier if the optionee terminates their business relationship with Elicio. The options generally vest over a four-year period.
On October 18, 2022 Elicio approved the 2022 Stock Incentive Plan (the “2022 Plan”), and authorized 38,967,776 shares available for issuance.
At December 31, 2022, the maximum number of shares available for issuance under the 2022 Plan was 4,314,323.
The following table summarizes the components of the stock-based compensation expense recognized in Elicio’s accompanying consolidated statements of operations as of December 31:
	2022	2021
Research and development	$290,557	$253,556
General and administrative	190,405	364,200
Total stock-based compensation expense	$480,962	$617,756
The fair value of each option is estimated on the date of grant using the Black-Scholes with the assumptions noted in the table below. The fair value of an award with only a service condition is amortized as compensation cost on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Compensation cost of awards that contain a performance condition are recognized when success is considered probable during the performance period. Elicio has elected to account for forfeitures as they occur, rather than estimating the number of awards that are expected to vest. The risk-free interest rate is estimated using the weighted average rate of return on U.S. Treasury notes with a life that approximates the expected life of the option. The expected term of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. Elicio uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term. The contractual life of the option was used for the expected life of options granted to non-employees. Expected volatility is based on the weighted average of the historical volatility of a peer group of publicly traded companies. The assumed dividend yield is based upon Elicio's expectation of not paying dividends in the foreseeable future.
The fair value of options granted during the years ended December 31, 2022 and 2021 were measured using the following assumptions:
	2022	2021
Risk-free interest rate	1.64-3.88%	0.59-1.54%
Expected dividend yield	0%	0%
Volatility	60.3-73.2%	64-66%
Expected life in years	5.5-10	6.08-10

A summary of stock option award activity is as follows:
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020	7,575,086	$0.16	7.41	$502,136
Granted	2,970,308	0.23
Exercised	(370,947)	0.17
Cancelled/Forfeited	(161,354)	0.23
Outstanding at December 31, 2021	10,013,093	0.18	7.47	$679,811
Granted	38,551,352	0.09
Exercised	(332,944)	0.25
Cancelled/Forfeited	(1,044,961)	0.22
Outstanding at December 31, 2022	47,186,546	$0.10	7.72	—
Exercisable at December 31, 2022	8,131,748	$0.16	6.59	—
The weighted-average grant date fair value of the options granted during the years ended December 31, 2022 and 2021, respectively, was estimated at $0.16 and $0.18, respectively.
At December 31, 2022, there was $2,242,618 of unrecognized compensation expense related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.87 years. Included in the unrecognized compensation expense is $70,114 related to the unvested portion of the early exercised options. See note 11.
Elicio received $7,232 and $12,174 in cash for the 32,944 and 70,947, of vested options that were exercised during the years ended December 31, 2022 and 2021, respectively. Elicio received $75,000 and $51,000 in cash for the 300,000 and 300,000, of unvested options that were early exercised during the years ended December 31, 2022 and 2021, respectively.
14.	COMMITMENTS AND CONTINGENCIES
Litigation
Elicio may be exposed to litigation in connection with its products under development and operations. Elicio’s policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. Elicio is not aware of any material legal matters.
Clinical Research Contract
Elicio may enter into contracts in the normal course of business with clinical research organizations for clinical trials, with contract manufacturing organizations for clinical supplies, and with other vendors for preclinical studies, supplies and other services for our operating purposes. These contracts generally provide for termination with a 30 day notice.
COVID-19
In March 2020, the World Health Organization declared the global novel coronavirus disease 2019 (COVID-19) outbreak a pandemic. As of the date of the consolidated financial statements were issued, Elicio’s operations have not been significantly impacted by the COVID-19 outbreak. However, Elicio cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition and operations, including planned clinical trials.
License Agreements
In July 2012 and January 2016, Elicio licensed certain intellectual property from a university. The license term for both licenses extends until terminated by either party under certain provisions. Elicio is required to pay certain contractual maintenance and milestone payments related to clinical trials and royalties on product sales over the term of the contract, with minimum annual royalty payments commencing in the calendar year after commercialization. In January 2019, Elicio licensed additional intellectual property and terminated a license obtained in July 2012 from the university. As of March 31, 2021, Elicio achieved an Investigational New Drug “IND” milestone and recognized an expense of $330,000. No commercialization royalties have been achieved.
Future minimum annual maintenance payments are $130,000 for the year ended December 31, 2022 and for each year thereafter. Future minimum annual maintenance payments are due until the termination of the agreement.
15.	INCOME TAXES
The components of Elicio’s provision for income taxes for the years ended December 31 consist of the following:
	2022	2021
Current:
Federal	$—	$—
State	—	—
Foreign	—	—
Total current provision	—	—
Deferred:
Federal	5,162,235	5,634,734
State	2,101,746	1,758,793
Foreign	—	—
Total deferred benefits	7,263,981	7,393,527
Valuation allowance	(7,263,981)	(7,393,527)
Total deferred provision	—	—
Total provision for income taxes	$—	$—
A reconciliation of the effect of applying the federal statutory rate to the net loss and the effective income tax rate for the years ended December 31 are as follows:
	2022	2021
Statutory federal income tax rate	21.0%	21.0%
State tax, net of federal benefit	5.1%	5.1%
Permanent differences	(4.6%)	(1.3%)
Federal research and development credits	2.6%	2.4%
State research and development credits	0.9%	0.8%
Other differences	0.9%	— %
Change in valuation allowance	(25.8%)	(28.0%)
Effective income tax rate	0.0%	0.0%
The principal components of Elicio's net deferred tax asset consisted of the following at December 31:
	2022	2021
Deferred tax assets (liabilities):
Net operating loss carryforwards	$19,146,060	$17,466,941
Research and development tax carryforwards	3,819,964	2,711,887
Capitalized research and development	4,303,557	—
ROU liability	1,949,400	—
Other	610,622	470,141
ROU asset	(1,914,996)	—
Property and equipment	(37,105)	(35,446)
Total deferred tax assets	27,877,502	20,613,523
Less: Deferred tax asset valuation allowance	(27,877,502)	(20,613,523)
Net deferred tax asset	$—	$—

Net operating losses (“NOL”) generated before December 31, 2017 can be carried forward 20 years and carried back two years under the Internal Revenue Code (“IRC”). NOLs arising in tax years ended after December 31, 2017 are limited to 80% of taxable income, only carried forward and carried forward indefinitely. Elicio has no income tax expense due to operating losses incurred for the years ended December 31, 2022 and 2021. Elicio has provided a valuation allowance for the full amount of the net deferred tax assets as, based on all available evidence, it is considered more likely than not that all the recorded deferred tax assets will not be realized in a future period. At December 31, 2022, Elicio has federal NOLs of $71,709,143, of which $9,500,732 was generated before the tax year ended December 31, 2017, and state NOLs of $64,980,384. If not utilized, certain NOLs for federal and state tax purposes will start to expire beginning in 2032. At December 31, 2022, Elicio has $2,711,236 and $1,403,454 of federal and state research and development credit carryforwards, respectively, that start to expire in 2027.
As Elicio has not yet achieved profitable operations, management believes the tax benefits as of December 31, 2022 did not satisfy the realization criteria set forth in ASC Topic 740, Income Taxes and, therefore, has recorded a full valuation allowance for the entire deferred tax asset. The valuation allowance increased in 2022 by $7,263,981 due to the increase in the deferred tax assets by the same amount, primarily due to NOL carryforwards. Elicio’s effective income tax rate differed from the federal statutory rate primarily due to state taxes and Elicio’s full valuation allowance, the latter of which reduced Elicio’s effective federal income tax rate to zero.
Ownership changes, as defined in the IRC, may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income pursuant to IRC Section 382 or similar provisions. Subsequent ownership changes could further affect the limitation in future years. Elicio has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since Elicio’s formation due to the significant complexity and cost associated with such study and because there could be additional changes in control in the future. As a result, Elicio is not able to estimate the effect of the change in control, if any, on Elicio’s ability to utilize net operating loss and research and development credit carryforwards in the future.
Elicio files tax returns in the United States, California, Florida, New Jersey, Massachusetts, Michigan, Missouri, and Tennessee. All tax years from 2019 to 2022 remain open to examination by the major taxing jurisdictions to which Elicio is subject, as carryforward attributes generated in years past may still be adjusted upon examination by the Internal Revenue Service (“IRS”) or other authorities if they have or will be used in a future period. To its knowledge, Elicio is not currently under examination by the IRS or any other jurisdictions for any tax years.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits NOL carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The enactment of the CARES Act did not result in any material adjustments to Elicio’s income tax provision for the year ended December 31, 2022, or to its deferred taxes and related allowance as of December 31, 2022.
As of December 31, 2022, Elicio had no uncertain tax positions. Elicio has elected to recognize interest and penalties related to income tax matters as a component of income tax expense, of which no interest or penalties were recorded for the years ended December 31, 2022 and 2021.
16.	RELATED PARTIES
Elicio paid $352,413 and $713,322 for the years ended December 31, 2022 and 2021, respectively, for consulting services provided by an entity affiliated with Elicio’s interim chief financial officer and board member.
17.	MERGER AGREEMENT WITH ANGION BIOMEDICA CORPORATION
On January 17, 2023, Elicio entered into a definitive merger agreement (“Merger Agreement”) with Angion Biomedica Corporation (“Angion”), a clinical development corporation. The merger will result in Elicio becoming a publicly traded company. The transaction is expected to close prior to June 30, 2023.

In conjunction with the execution of the Merger Agreement, Elicio entered into an agreement to issue two promissory notes with a 20% discount up to an aggregate principal of $12,500,000 with interest at an annual rate of 1% in exchange for cash in an aggregate of $10,000,000. Upon the signing of the Merger Agreement, Elicio issued the first promissory note with a principal of $6,250,000 and received cash totaling $5,000,000. The second promissory note will be issued upon the completion of the financial audit of Elicio’s 2022 financial statements. Principal paid and accrued interest of any outstanding notes will be credited towards the net cash provided by Angion at the close of the merger or payable by Elicio if the merger is terminated, as further detailed in the Merger Agreement.
18.	SUBSEQUENT EVENTS
Management has evaluated subsequent events through March 21, 2023, the date the consolidated financial statements were issued, and determined that no additional subsequent events had occurred that would require recognition in these consolidated financial statements and that all subsequent events that require disclosure have been disclosed (See Notes 1 and 17).

ANNEX A

AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION

among:

ANGION BIOMEDICA CORP.,
a Delaware corporation;

ARKHAM MERGER SUB, INC.,
a Delaware corporation; and

ELICIO THERAPEUTICS, INC.,
a Delaware corporation

Dated as of January 17, 2023

(continued)

(continued)

(continued)

Exhibits:

Exhibit A	Certain Definitions
Exhibit B-1	Form of Company Stockholder Support Agreement
Exhibit B-2	Form of Parent Stockholder Support Agreement
Exhibit C-1	Form of Company Lock-Up Agreement
Exhibit C-2	Form of Parent Lock-Up Agreement
Exhibit D	Post-Closing Officers and Directors
Exhibit E	Form of Company Stockholder Written Consent
Exhibit F	Form of Parent Note

Schedules:

Schedule I	Exchange Ratio

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of January 17, 2023, by and among ANGION BIOMEDICA CORP., a Delaware corporation (“Parent”), ARKHAM MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and ELICIO THERAPEUTICS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A. Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.
B. The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and by executing this Agreement, the Parties hereby adopt a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).
C. The Parent Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the change of control of Parent and other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters and such other actions as contemplated by this Agreement.
D. The Merger Sub Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.
E. The Company Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters and such other actions as contemplated by this Agreement.
F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, (a) the officers, directors and stockholders of the Company listed in Section A-1 of the Company Disclosure Schedule (the “Company Signatories”) (solely in their capacity as stockholders of the Company), are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit B-1 (the “Company Stockholder Support Agreement”) and (b) the officers, directors and stockholders of the Company listed in Section A-2 of the Company Disclosure Schedule (the “Company Lock-Up Signatories”) (solely in their capacity as stockholders of the Company) are executing lock-up agreements in substantially the form attached hereto as Exhibit C-1 (the “Company Lock-Up Agreement”).
G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, (a) the officers, directors and stockholders of Parent listed in Section A-1 of the Parent Disclosure Schedule (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B-2 (the “Parent Stockholder Support Agreement”) and (b) the officers, directors and stockholders of Parent listed in Section A-2 of the Parent Disclosure Schedule (solely in their capacity as stockholders of Parent) are executing lock-up agreements in substantially the form attached hereto as Exhibit C-2 (the “Parent Lock-Up Agreement”).
H. It is expected that, within three (3) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to approve the Company Stockholder Matters as required under the DGCL and the Company’s Organizational Documents will execute and deliver an action by written consent in substantially the form attached hereto as Exhibit E (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).

I. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has provided certain bridge financing to the Company pursuant to a Note Purchase Agreement between Parent and the Company (each promissory note issued thereunder in substantially the form attached hereto as Exhibit F, a “Parent Note” and collectively, the “Parent Notes”).
AGREEMENT
The Parties, intending to be legally bound, agree as follows:
Section 1. DESCRIPTION OF TRANSACTION
1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.
1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second (2nd) Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).
1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:
(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at or immediately prior to the Effective Time, the Surviving Corporation shall file an amendment to its certificate of incorporation to change the name of the Surviving Corporation to “Elicio Operating Company, Inc.” or such other name as shall be mutually agreed upon by Parent and the Company prior to filing such amendment;
(b) the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at or immediately prior to the Effective Time, Parent shall file an amendment to its certificate of incorporation to (i) change the name of Parent to “Elicio Therapeutics, Inc.” and (ii) as contemplated by Section 5.3(a)(i), effect the Nasdaq Reverse Split (to the extent applicable and necessary) and (iii) make such other changes as shall be mutually agreed upon by Parent and the Company prior to filing such amendment;
(c) the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation in such bylaws shall reflect the name identified in Section 1.4(a)), until thereafter amended as provided by the DGCL and such bylaws;
(d) the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.11 after giving effect to the provisions of Section 5.11, or such other persons as shall be mutually agreed upon by Parent and the Company; and
(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Merger Sub.

1.5 Conversion of Shares.
(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:
(i) any shares of Company Capital Stock held as treasury stock by the Company or held or owned by Parent, Merger Sub or any Subsidiary of Parent or the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii) subject to Section 1.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares), after giving effect to the Preferred Stock Conversion, shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”).
(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock at the Effective Time will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms.
(c) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.7 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent Closing Price.
(d) All Company Options outstanding immediately prior to the Effective Time under the Company Plans shall be treated in accordance with Section 5.5(a).
(e) All Company Warrants outstanding immediately prior to the Effective Time shall be treated in accordance with Section 5.5(c).
(f) Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate or book-entry share of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.
(g) If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not been previously taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Parent Common Stock, Company Options and Company Warrants with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split), combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

1.6 Calculation of Parent Net Cash.
(a) For the purposes of this Agreement, the “Anticipated Closing Date” shall be the date, as agreed upon by Parent and the Company at least fifteen (15) calendar days prior to the Parent Stockholders’ Meeting, to be the anticipated date for Closing. At least ten (10) calendar days prior to the Parent Stockholders’ Meeting, Parent shall deliver to the Company a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Parent Net Cash, including each component thereof (the “Net Cash Calculation”), as of the Anticipated Closing Date prepared and certified by Parent’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer of Parent). Parent shall make available to the Company the work papers and back-up materials used or useful in preparing the Net Cash Schedule and, as reasonably requested by the Company, Parent’s accountants and counsel at reasonable times and upon reasonable notice.
(b) Within three (3) Business Days after delivery of the Net Cash Schedule (the “Response Date”), the Company will have the right to dispute any part of the Net Cash Schedule by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.
(c) If on or prior to the Response Date, the Company (i) notifies Parent in writing that it has no objections to the Net Cash Calculation or (ii) fails to deliver a Dispute Notice as provided in Section 1.6(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash as of the Anticipated Closing Date for purposes of this Agreement.
(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of both Parties shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash as of the Anticipated Closing Date for purposes of this Agreement.
(e) If Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash as of the Anticipated Closing Date pursuant to Section 1.6(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then Parent and the Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used or useful in preparing the Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Parent Net Cash made by the Accounting Firm shall be final and binding upon the Parties and shall be deemed to have been finally determined for purposes of this Agreement and to represent Parent Net Cash as of the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of Parent Net Cash. If this Section 1.6(e) applies as to the determination of Parent Net Cash as of the Anticipated Closing Date described in Section 1.6(a), upon resolution of the matter in accordance with this Section 1.6(e), the Parties shall not be required to determine Parent Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a re-determination of Parent Net Cash if the Closing Date is more than five (5) Business Days after the Anticipated Closing Date.
1.7 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates or book-entry shares representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (including any certificates representing the Company Preferred Stock or Company Warrants that were converted or exercised in connection with the conversion of Company Preferred Stock or exercise of Company Warrants, as applicable) (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.
1.8 Surrender of Certificates.
(a) On or prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent: (i) evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”
(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of any Company Stock Certificates shall be effected, and risk of loss and title to such Company Stock Certificates shall pass, only upon proper delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of any Company Stock Certificates, or uncertificated shares of Company Capital Stock, in exchange for shares of Parent Common Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent (including a properly completed IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable): (A) the holder of such Company Capital Stock shall be entitled to receive in exchange therefor shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.5(c)); and (B) such Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate as Parent may reasonably request. In the event of a transfer of ownership of a Company Stock Certificate that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name such Company Stock Certificate so surrendered is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the satisfaction of Parent that such Taxes have been paid or are not applicable. The Merger Consideration and any dividends or other distributions as are payable pursuant to Section 1.8(c) shall be deemed to have been in full satisfaction of all rights pertaining to Company Capital Stock formerly represented by such Company Stock Certificates.
(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, or provides an affidavit of loss, theft or destruction in lieu thereof in accordance with this Section 1.8 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).
(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Capital Stock as of the date that is one (1) year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.
(e) No Party to this Agreement shall be liable to any holder of any Company Capital Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.
1.9 Appraisal Rights.
(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.8.
(b) The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with Parent’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.
1.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.
1.11 Withholding. The Parties and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock or any other Person such amounts as such Party or the Exchange Agent reasonably determines it is required to deduct and withhold under the Code or any other Law with respect to the making of such payment. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Body, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. To the extent it is determined that any such deduction or withholding is required in respect of payment to a holder of Company Capital Stock (other than by reason of failure of the Company to provide the FIRPTA Certificate in accordance Section 7.9 or such holder to provide an IRS Form W-9 or appropriate IRS Form W-8 with the letter of transmittal in accordance with Section 1.8(b)), the Parties shall use commercially reasonable efforts (including using commercially reasonable efforts to cause the Exchange Agent) (x) to notify the Person in respect of which such deduction or withholding is being made and (y) to the extent permitted by applicable Law, cooperate with such Person to the extent reasonably requested to establish an exemption or reduction of, or otherwise minimize, such deduction and withholding.
Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to Section 10.13(h), except as set forth in the written disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

2.1 Due Organization; Subsidiaries.
(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.
(b) The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.
(c) The Company has no Subsidiaries, except for the Entities identified in Section 2.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 2.1(c) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 2.1(c) of the Company Disclosure Schedule. Each of the Company’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Company Material Adverse Effect.
(d) Neither the Company nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
2.2 Organizational Documents. The Company has made available to Parent accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in breach or violation of its respective Organizational Documents in any material respect.
2.3 Authority; Binding Nature of Agreement. The Company and each of its Subsidiaries have all necessary corporate power and authority to enter into this Agreement and, subject, with respect to the Company, to receipt of the Required Company Stockholder Vote, to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board (at meetings duly called and held or by written consent in lieu of a meeting) has unanimously: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders; (b) authorized, approved and declared advisable this Agreement and the Contemplated Transactions; (c) recommended, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters; and (d) approved the Company Stockholder Support Agreements and the transactions contemplated thereby.
This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.
2.4 Vote Required. The affirmative vote (or written consent) of the holders of (a) a majority of the then outstanding shares of Series A Preferred Stock voting as a separate class, (b) a majority of the then outstanding shares of Series B Preferred Stock voting as a separate class, (c) a majority of the then outstanding shares of Series C Preferred Stock voting as a separate class, and (d) a majority of the then outstanding shares of the capital stock of the Company on an as-converted to Company Common Stock basis (collectively, the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.
2.5 Non-Contravention; Consents. Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (a) the execution, delivery or performance of this Agreement by the Company, nor (b) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of the Company or any of its Subsidiaries;
(ii) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject, except as would not reasonably be expected to constitute, individually or in the aggregate, a Company Material Adverse Effect;
(iii) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries, except as would not reasonably be expected to constitute, individually or in the aggregate, a Company Material Adverse Effect;
(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract; (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (C) accelerate the maturity or performance of any Company Material Contract; or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).
Except for (A) any Consent set forth on Section 2.5 of the Company Disclosure Schedule under any Company Material Contract, (B) the Required Company Stockholder Vote, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (D) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, neither the Company nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Company Stockholder Support Agreements, the Company Lock-Up Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements, the Company Lock-Up Agreements or any of the Contemplated Transactions.

2.6 Capitalization.
(a) The authorized Company Capital Stock as of the date of this Agreement consists of (i) 520,000,000 shares of Company Common Stock, par value $0.01 per share, of which 18,158,643 shares have been issued and 17,764,893 shares are outstanding as of the date of this Agreement, and (ii) 347,902,276 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”), 5,000,000 shares of which have been designated Series A Preferred Stock (the “Series A Preferred Stock”), all of which have been issued and are outstanding as of the date of this Agreement, 72,802,898 shares of which have been designated Series B Preferred Stock (the “Series B Preferred Stock”), all of which have been issued and are outstanding as of the date of this Agreement, 194,099,378 shares of which have been designated Series C-1 Preferred Stock (the “Series C-1 Preferred Stock”), 86,628,306 shares of which have been issued and are outstanding on the date of this Agreement, 76,000,000 shares of which have been designated Series C-2 Preferred Stock (the “Series C-2 Preferred Stock” and, together with the Series C-1 Preferred Stock, the “Series C Preferred Stock”), 75,700,879 of which have been issued and are outstanding as of the date of this Agreement. Section 2.6(a) of the Company Disclosure Schedule lists, as of the date of this Agreement (A) each record holder of issued and outstanding Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder; and (B)(1) each holder of issued and outstanding Company Warrants, (2) the number and type of shares subject to each Company Warrant, (3) the exercise price of each Company Warrant and (4) the termination date of each Company Warrant.
(b) All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in the Investor Agreements or Section 2.6(b) of the Company Disclosure Schedule, none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein and in the Investor Agreements, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each share of Company Preferred Stock is convertible into that number of shares of Company Common Stock set forth on Section 2.6(b) of the Company Disclosure Schedule.
(c) Except for (i) the Company’s 2022 Equity Incentive Plan (the “Company 2022 Plan”), (ii) the Company’s 2012 Equity Incentive Plan (the “Company 2012 Plan” and, together with the Company 2022 Plan, the “Company Plans”), (iii) the Company Warrants, and (iv) the Company Restricted Stock Unit Agreements set forth on Section 2.6(c) of the Company Disclosure Schedule, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 38,967,776 shares of Company Common Stock for issuance under the Company 2022 Plan, of which 34,756,358 shares have been issued and are currently outstanding, 12,513,502 shares have been reserved for issuance upon exercise of Company Options previously granted and currently outstanding under the Company 2012 Plan, and 4,314,323 shares of Company Common Stock remain available for future issuance of awards pursuant to the Company Plan. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option and each Company Restricted Stock Unit Award outstanding as of the date of this Agreement: (i) the name of the optionee or holder of a Company Restricted Stock Unit Award (as applicable); (ii) the number of shares of Company Common Stock subject to such Company Option or Company Restricted Stock Unit Award at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option or Company Restricted Stock Unit Award as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option or Company Restricted Stock Unit Award was granted; (vi) the applicable vesting schedule, including the number of vested and unvested Company Options or Company Restricted Stock Units as of the date of this Agreement; (vii) the date on which such Company Option or Company Restricted Stock Unit Award expires; and (viii) whether such Company Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Parent an accurate and complete copy of the Company Plans and all stock option agreements evidencing outstanding options granted thereunder and all Company Restricted Stock

Unit Agreements evidencing Company Restricted Stock Unit Awards granted thereunder. Section 2.6(c) of the Company Disclosure Schedule sets forth a list of Company Options and Company Restricted Stock Units that have accelerated vesting in connection with the closing of the Contemplated Transactions. As of the closing of the Contemplated Transactions, there are no Company Restricted Stock Units outstanding that have not previously been settled in shares of Company Capital Stock.
(d) Except for (A) Company Warrants and the Company Options set forth in Section 2.6(c) of the Company Disclosure Schedule, and (B) the Company Restricted Stock Units (the “Company Restricted Stock Units”) subject to the Company Restricted Stock Unit Agreements set forth in Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries; or (iii) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.
(e) All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options, Company Warrants and Company Restricted Stock Units and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Laws, and (ii) all requirements set forth in applicable Contracts.
2.7 Financial Statements.
(a) Section 2.7(a) of the Company Disclosure Schedules includes true and complete copies of (i) the Company’s audited consolidated balance sheets at December 31, 2021 and 2020, together with related audited consolidated statements of operations, preferred stock and stockholders’ deficit and cash flows, and notes thereto, of the Company for the fiscal years then ended and (ii) the Company Unaudited Interim Balance Sheet, together with the unaudited consolidated statements of operations, preferred stock and stockholders’ deficit and cash flows of the Company for the period reflected in the Company Unaudited Interim Balance Sheet (collectively, the “Company Financials”). The Company Financials were prepared in accordance with GAAP applied on a consistent basis unless otherwise noted therein throughout the periods covered thereby (except as may be indicated in the notes to such Company Financials and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which are reasonably expected to be material in amount) and fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.
(b) The Company and each of its Subsidiaries maintains accurate books and records reflecting their assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements in conformity with GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets; (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other payables are recorded accurately, and proper and adequate procedures are implemented to effect the collection or payment thereof on a current and timely basis. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
(c) Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as described in Instruction 8 to Item 303(b) of Regulation S-K as promulgated under the Securities Act) effected by the Company or any of its Subsidiaries since January 1, 2020.
(d) Since January 1, 2020, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Except as set forth in Section 2.7(d) of the Company Disclosure Schedule, since January 1, 2020, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.
2.8 Absence of Changes. Except reasonable and good faith actions or omissions taken to comply with applicable Law or guidance by a Governmental Body in connection with the COVID-19 pandemic, between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Contemplated Transactions) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
2.9 Absence of Undisclosed Liabilities. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Material Contracts which have not resulted from a breach of such Company Material Contracts, breach of warranty, tort, infringement or violation of Law; (d) Liabilities incurred in connection with the Contemplated Transactions, including any Parent Note; and (e) Liabilities described in Section 2.9 of the Company Disclosure Schedule.
2.10 Title to Assets. The Company and each of its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other tangible assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or its applicable Subsidiary free and clear of any Encumbrances, other than Permitted Encumbrances.
2.11 Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. Section 2.11 of the Company Disclosure Schedule sets forth an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries, and the Company has made available to Parent copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The Company’s or its applicable Subsidiary’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company or its applicable Subsidiary has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.
2.12 Intellectual Property.
(a) Section 2.12(a) of the Company Disclosure Schedule accurately identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of Registered IP owned in whole or in part by the Company or its Subsidiaries (the “Company Owned Registered IP”). Each of the patents and patent applications included in the Company Owned Registered IP properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. To the Company’s Knowledge, (A) the Company Owned Registered IP is valid, enforceable and subsisting, (B) none of the Company Owned Registered IP has been misused, withdrawn, cancelled or abandoned, and (C) all application, registration, issuance, renewal and maintenance fees due for the Company Owned Registered IP having a due date on or before the date of this Agreement have been paid in full and are current. To the Company’s Knowledge, with respect to each item of Company Owned Registered IP and each patent application from which such Company Owned Registered IP claims priority, all statements made and information presented to the applicable patent office by or on behalf of the Company or its Subsidiaries or any inventor thereof, or their respective patent counsel, during the prosecution thereof are accurate and complete and comply with 37 CFR 1.56. As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to the Company’s Knowledge, threatened in writing, in which the scope, validity, enforceability or ownership of any Company Owned Registered IP is being or has been contested or challenged.
(b) The Company or its Subsidiaries solely owns all right, title and interest in and to all Company IP (other than as disclosed in Section 2.12(a) of the Company Disclosure Schedule and except for any failure to own or have such right to use, or have the right to bring actions that would not reasonably be expected to have a Company Material Adverse Effect), free and clear of all Encumbrances other than Permitted Encumbrances and, to the Company’s Knowledge, has the right, pursuant to a Company In-bound License to use all other material Intellectual Property Rights used by the Company or its Subsidiaries in their respective businesses as currently conducted. The Company IP and the Intellectual Property Rights licensed to the Company or its Subsidiaries pursuant to a Company In-bound License (the “Company In-Licensed IP”) are all the Intellectual Property Rights necessary to operate the business of the Company and its Subsidiaries as currently conducted and as proposed to be conducted as of the date of this Agreement. No Company Associate owns or has any claim, right (whether or not currently exercisable) or interest to or in any Company IP, and each Company Associate involved in the creation or development of any material Company IP, pursuant to such Company Associate’s activities on behalf of the Company or its Subsidiaries, has signed a valid, enforceable written agreement containing a present assignment of all of such Company Associate’s rights in such Company IP to the Company or its Subsidiaries (without further payment being owed to any such Company Associate and without any restrictions or obligations on the Company’s or its Subsidiaries’ ownership or use thereof) and confidentiality provisions protecting the Company IP, which, to the Company’s Knowledge, has not been breached by such Company Associate. Without limiting the foregoing, the Company and its Subsidiaries have taken commercially reasonable steps to protect, maintain and enforce all Company IP and Company In-Licensed IP, including the secrecy, confidentiality and value of trade secrets and other confidential information therein, and to the Company’s Knowledge there have been no authorized disclosures of any Company IP or Company In-Licensed IP. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will conflict with, alter or impair any of the Company’s or its Subsidiaries’ or, following the Closing, Parent’s, rights in or to any Company IP or Company In-Licensed IP or cause any payments of any kind to be due or payable to any Person.
(c) To the Company’s Knowledge, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational or academic institution has been used, in whole or in part, to create any Company IP or any Company In-Licensed IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership or other rights (including any “march in” rights or a right to direct the location of manufacturing of products) to such Company IP or the right to receive royalties or other consideration for the practice of such Company IP.
(d) Section 2.12(d) of the Company Disclosure Schedule sets forth each license agreement pursuant to which the Company or any of its Subsidiaries (i) is granted a license under any Intellectual Property Right owned by any third party (each a “Company In-bound License”) or (ii) grants to any third party a license, option, covenant not to sue or other right under any Company IP or any Company In-Licensed IP (each a “Company Out-bound License”) (provided, that, Company In-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements, in each case entered into in the Ordinary Course of Business on a non-exclusive basis and that do not grant any commercial rights to any products or services of the Company or its Subsidiaries; and Company Out-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, or non-exclusive outbound licenses, in each case entered into in the Ordinary Course of Business on a non-exclusive basis and that do not grant any commercial rights to any products or services of the Company or its Subsidiaries). Neither the Company nor its Subsidiaries nor, to the Company’s Knowledge, any other party to any Company In-bound License or Company Out-bound License has breached or is in breach of any of its obligations under any Company In-bound License or Company Out-bound License.

(e) To the Company’s Knowledge: (i) the operation of the businesses of the Company and its Subsidiaries as currently conducted or as proposed to be conducted as of the date of this Agreement does not infringe or misappropriate or otherwise violate any Intellectual Property Right owned by any other Person; and (ii) no other Person is infringing, misappropriating or otherwise violating any Company IP or any Company In-Licensed IP. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Company’s Knowledge, is threatened in writing) (A) against the Company or its Subsidiaries alleging that the operation of the businesses of the Company or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by the Company or its Subsidiaries alleging that another Person has infringed, misappropriated or otherwise violated any of the Company IP or any Company In-Licensed IP. Since January 1, 2020, neither the Company nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the business of the Company or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.
(f) None of the Company IP or, to the Company’s Knowledge, any Company In-Licensed IP is subject to any pending or outstanding injunction, directive, order, decree, settlement, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by the Company or its Subsidiaries of any such Company IP or Company In-Licensed IP or otherwise would reasonably be expected to adversely affect the validity, scope, use, registrability, or enforceability of any Company IP or Company In-Licensed IP.
(g) To the Company’s Knowledge, the Company, its Subsidiaries and the operation of the Company’s and its Subsidiaries’ business are in substantial compliance with all applicable Laws pertaining to data privacy and data security of any personally identifiable information and sensitive business information (collectively, “Sensitive Data”) except to the extent that such noncompliance has not and would not reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, since January 1, 2020, there have been (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Company or its Subsidiaries, (ii) no violations of any security policy of the Company or its Subsidiaries regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of the Company or its Subsidiaries and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of the Company or its Subsidiaries, or a contractor or agent acting on behalf of the Company or its Subsidiaries, in each case of (i) through (iv), except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.
(h) None of the Company or its Subsidiaries is now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate any of the Company or its Subsidiaries to grant or offer to any other Person any license or right to any Company IP or Company In-Licensed IP.
2.13 Agreements, Contracts and Commitments.
(a) Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (other than any Company Benefit Plans) (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):
(i) each Company Contract that would be a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act (assuming the Company was subject to the public reporting requirements of the Exchange Act);
(ii) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(iii) each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any “most-favored nations” pricing provisions or marketing or distribution rights related to any products or territory, (C) any exclusivity provision, (D) any agreement to purchase minimum quantity of goods or services, or (E) any material non-solicitation provisions applicable to the Company or any of its Subsidiaries;
(iv) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 pursuant to its express terms and not cancelable without penalty;

(v) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;
(vi)  each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $50,000 or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company or any of its Subsidiaries;
(vii) each Company Contract requiring payment by or to the Company or any of its Subsidiaries after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company or any of its Subsidiaries; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, collaboration, development or other agreement currently in force under which the Company or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company or any of its Subsidiaries has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company or any of its Subsidiaries; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of the Company or any of its Subsidiaries, in each case, except for Contracts entered into in the Ordinary Course of Business;
(viii) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;
(ix) each Company Real Estate Lease;
(x) each Company Contract with any Governmental Body;
(xi) each Company Out-bound License and Company In-bound License;
(xii) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any of its Subsidiaries; or
(xiii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and (A) which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $200,000 in the aggregate, or (B) that is material to the business or operations of the Company and its Subsidiaries, taken as a whole.
(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. As of the date of this Agreement, none of the Company, any of its Subsidiaries, nor, to the Company’s Knowledge, any other party to a Company Material Contract, has breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of, or Laws applicable to, any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages or pursue other legal remedies which would reasonably be expected to be material to the Company or its business or operations. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company or any of its Subsidiaries under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.14 Compliance; Permits; Restrictions.
(a) The Company and each of its Subsidiaries are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act (“FDCA”), the U.S. Food and Drug Administration (“FDA”) regulations adopted thereunder, the Public Health Service Act and any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug and biopharmaceutical products (each, a “Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. The Company and its Subsidiaries hold all right, title and interest in and to all Company Permits free and clear of any Encumbrance. The Company and each of its Subsidiaries are in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Company’s Knowledge, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.
(c) There are no proceedings pending or, to the Company’s Knowledge, threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substances Act, the Public Health Service Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.
(d) The Company is not currently conducting or addressing, and to the Company’s Knowledge there is no basis to expect that it will be required to conduct or address, any corrective actions, including, without limitation, product recalls or clinical holds.
(e) All clinical, pre-clinical and other studies and tests conducted by or, to the Knowledge of the Company, on behalf of, or sponsored by, the Company or its Subsidiaries, or in which the Company or its Subsidiaries or their respective current products or product candidates have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2020, neither the Company nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or, to the Company’s Knowledge, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries or their respective current products or product candidates have participated.
(f) Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Company’s Knowledge, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Company’s Knowledge, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, any of its Subsidiaries or any of their respective officers, employees or agents.
2.15 Legal Proceedings; Orders.
(a) As of the date of this Agreement, there is no pending Legal Proceeding and, to the Company’s Knowledge, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any of its Subsidiaries, (C) any director or officer of the Company (in his or her capacity as such) or (D) any of the material assets owned or used by the Company or its Subsidiaries; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since January 1, 2020, no Legal Proceeding has been pending against the Company or any of its Subsidiaries that resulted in material liability to the Company or any of its Subsidiaries.
(c) There is no order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Company’s Knowledge, no officer or other employee of the Company or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.
2.16 Tax Matters.
(a) The Company and each of its Subsidiaries have timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that the Company or such Subsidiary is subject to taxation by that jurisdiction.
(b) All income and other material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the Company Unaudited Interim Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Company Unaudited Interim Balance Sheet. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.
(c) All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, equityholders, lenders, customers or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.
(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.
(e) No deficiencies for income or other material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and, to the Company’s Knowledge, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.
(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.
(h) None of Parent, the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes made on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) entered into on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date; (viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued on or prior to the Closing Date; or (ix) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date. The Company has not made any election under Section 965(h) of the Code.
(i) Neither the Company nor any of its Subsidiaries has ever been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Neither the Company nor any of its Subsidiaries has any Liability for any material Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.
(j) Neither the Company nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (iii) has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized.
(k) Neither the Company nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(l) Neither the Company nor any of its Subsidiaries has taken any action, nor to the Company’s Knowledge is there any fact, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(m) Neither the Company nor any of its Subsidiaries has availed itself of any Tax relief pursuant to any Pandemic Response Laws that could reasonably be expected to materially impact the Tax payment and/or Tax reporting obligations of Parent and its Affiliates (including the Company and its Subsidiaries) after the Closing Date.
For purposes of this Section 2.16, each reference to the Company or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or otherwise a predecessor to, the Company or any of its Subsidiaries.
2.17 Employee and Labor Matters; Benefit Plans.
(a) Section 2.17(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all Company Benefit Plans, including, without limitation, each Company Benefit Plan that provides for retirement, change in control, stay or retention, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Company Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (other than regular salary or wages) (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or Company ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Section 414 of the Code with any other person).
(b) As applicable with respect to each material Company Benefit Plan, the Company has made available to Parent, true and complete copies of (i) each material Company Benefit Plan, including all amendments thereto, and in the case of an unwritten material Company Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the three most recently filed annual reports on Form 5500 and all schedules thereto, (v) the most recent IRS determination, opinion or advisory letter, (vi) the three most recent nondiscrimination testing reports, actuarial reports and financial statements, (vii) all records, notices and filings concerning IRS or United States Department of Labor or other Governmental Body audits or investigations since January 1, 2020, (viii) each written report constituting a valuation of Company Capital Stock for purposes of Sections 409A or 422 of the Code, whether prepared internally by the Company or by an outside, third-party valuation firm, and (ix) all material written materials provided to employees or participants relating to the amendment, termination, establishment, or increase or decrease in benefits under any Company Benefit Plan.
(c) Each Company Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other applicable Laws.
(d) The Company Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and, to the Company’s Knowledge, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Company Benefit Plan or the tax exempt status of the related trust.
(e) None of the Company, any of its Subsidiaries nor any Company ERISA Affiliate sponsors, maintains, contributes to, is required to contribute to, or has any liability with respect to, or has within the past six (6) years sponsored, maintained, contributed to, or been required to contribute to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), and none of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has, within the preceding six (6) years, incurred a complete or partial withdrawal from any “multiemployer plan” or otherwise incurred any liability under Section 4202 of ERISA.
(f) There are no pending audits or investigations by any Governmental Body involving any Company Benefit Plan, and no pending or, to the Company’s Knowledge, threatened claims (except for individual claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings involving any Company Benefit Plan. All contributions and premium payments required to have been made under any of the Company Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made and neither the Company nor any Company ERISA Affiliate has any liability for any unpaid contributions with respect to any Company Benefit Plan (other than contributions which may continue to be accrued in the Ordinary Course of Business).
(g) Neither the Company, any of its Subsidiaries or Company ERISA Affiliates, nor, to the Company’s Knowledge, any fiduciary, trustee or administrator of any Company Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Company Benefit Plan which would subject any such Company Benefit Plan, the Company, any of its Subsidiaries or Company ERISA Affiliates or Parent to a Tax, penalty or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h) No Company Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement, other than (i) coverage mandated by Law or (ii) death or retirement benefits under a Company Benefit Plan qualified under Section 401(a) of the Code, and neither the Company nor any of its Subsidiaries or Company ERISA Affiliates has made a written or oral representation promising the same.
(i) Except as set forth in Section 2.17(i) of the Company Disclosure Schedules, neither the execution of this Agreement, nor the consummation of the Contemplated Transactions will, either alone or in connection with any other event(s), (i) result in any payment becoming due to any current or former employee, director, officer, independent contractor or other service provider of the Company or any Subsidiary thereof, (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, director, officer, independent contractor or other service provider of the Company or any Subsidiary thereof, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Company Benefit Plan or (v) limit the right to merge, amend or terminate any Company Benefit Plan.
(j) Neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to the Company and its Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.
(k) To the Company’s Knowledge, each Company Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder.
(l) No Person has any “gross up” agreements with the Company or any of its Subsidiaries or other assurance of reimbursement or compensation by the Company or any of its Subsidiaries for any Taxes imposed under Section 409A or Section 4999 of the Code.
(m) The Company does not have any Company Benefit Plan that is maintained for service providers located outside of the United States.
(n) Neither the Company nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union or labor organization representing any of its employees, and there is no labor union or labor organization representing or, to the Company’s Knowledge, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries, including through the filing of a petition for representation election.
(o) The Company and each of its Subsidiaries is, and since January 1, 2020 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including, without limitation, worker classification, discrimination, wrongful termination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, with respect to employees of the Company and its Subsidiaries, each of the Company and its Subsidiaries, since January 1, 2020: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, demands, lawsuits, investigations, audits or administrative matters pending or, to the Company’s Knowledge, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any current or former employee, applicant for employment, consultant, employment agreement or Company Benefit Plan (other than routine claims for benefits). All employees of the Company and its Subsidiaries are employed “at-will” and their employment can be terminated without advance notice or payment of severance.
(p) Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, with respect to each individual who currently renders services to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company and each of its Subsidiaries has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.
(q) There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Company’s Knowledge, any union organizing activity, against the Company or any of its Subsidiaries. No event has occurred, and, to the Company’s Knowledge, no condition or circumstance exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute.
2.18 Environmental Matters. The Company and each of its Subsidiaries are in compliance, and since January 1, 2020 have complied, with all applicable Environmental Laws, which compliance includes the possession by the Company and its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received since January 1, 2020, any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to the Company’s Knowledge, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, no current or (during the time a prior property was leased or controlled by the Company or any of its Subsidiaries) prior property leased or controlled by the Company or any of its Subsidiaries has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of the Company or any of its Subsidiaries pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions. Prior to the date of this Agreement, the Company has provided or otherwise made available to Parent true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Company or any of its Subsidiaries with respect to any property leased or controlled by the Company or any of its Subsidiaries or any business operated by them.
2.19 Insurance. The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries, as of the date of this Agreement. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2020, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

2.20 No Financial Advisors. Except as set forth in Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
2.21 Disclosure. The information to be supplied by or on behalf of the Company and each of its Subsidiaries for inclusion or incorporation by reference in the Registration Statement, or to be included or supplied by or on behalf of the Company and each of its Subsidiaries for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), shall not at the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading, or omit to state any material fact necessary to correct any statement therein that has become false or misleading. The information to be supplied by or on behalf of the Company and each of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement, which information shall be deemed to include all information about or related to the Company or any of its Subsidiaries and/or the Company Stockholder Matters, shall not, on the date the Proxy Statement is first mailed to Parent’s stockholders, or at the time of the Parent Stockholders’ Meeting or as of the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders’ Meeting that has become false or misleading.
2.22 Transactions with Affiliates.
(a) Except as set forth in Section 2.22(a) of the Company Disclosure Schedule, there are no material transactions or relationships, since January 1, 2020, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (i) executive officer or director of the Company or, to the Company’s Knowledge, any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (iii) to the Company’s Knowledge, any “related person” (within the meaning of Item 404 of Regulation S-K as promulgated under the Securities Act) of any such executive officer, director or equityholder (other than the Company or its Subsidiaries) in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K as promulgated under the Securities Act (assuming the Company was subject to the public reporting requirements of the Exchange Act).
(b) Section 2.22(b) of the Company Disclosure Schedule lists each stockholders’ agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).
2.23 Anti-Bribery. None of the Company or any of its Subsidiaries or any of their respective directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on their behalf has, directly or indirectly, made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). Neither the Company nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.
2.24 Disclaimer of Other Representations or Warranties. Except as previously set forth in this Section 2 or in any certificate delivered by the Company to Parent and/or Merger Sub pursuant to this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

Section 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Subject to Section 10.13(h), except (a) as set forth in the written disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (b) as disclosed in the Parent SEC Documents filed with, or furnished to, the SEC prior to the date of this Agreement and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (i) without giving effect to any amendment thereof filed with, or furnished to, the SEC on or after the date of this Agreement and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub represent and warrant to the Company as follows:
3.1 Due Organization; Subsidiaries.
(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.
(b) Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.
(c) Parent has no Subsidiaries, except for the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule; and neither Parent nor any of the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule. Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Parent Material Adverse Effect.
(d) Neither Parent nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Parent nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Parent nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2 Organizational Documents. Parent has made available to the Company accurate and complete copies of the Organizational Documents of Parent and each of its Subsidiaries in effect as of the date of this Agreement. Neither Parent nor any of its Subsidiaries is in breach or violation of its respective Organizational Documents in any material respect.
3.3 Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into this Agreement and, subject, with respect to Parent, to receipt of the Required Parent Stockholder Vote and, with respect to Merger Sub, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at meetings duly called and held or by written consent in lieu of a meeting) has unanimously: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (b) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the change of control of Parent and other actions contemplated by this Agreement; (c) recommended, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters; and (d) approved the Parent Stockholder Support Agreements and the transactions contemplated thereby. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder; (y) authorized, approved and declared advisable this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub vote to approve this Agreement and the Contemplated Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.
3.4 Vote Required. The affirmative vote (i) of the holders of a majority of the outstanding Parent Common Stock is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the proposals in Section 5.3(a)(i) and Section 5.3(a)(ii) and (ii) of a majority of the votes cast is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the proposals in Section 5.3(a)(iii) (the “Required Parent Stockholder Vote”).
3.5 Non-Contravention; Consents. Subject to obtaining the Required Parent Stockholder Vote, the adoption of this Agreement (effective immediately following the execution of this Agreement) by Parent as the sole stockholder of Merger Sub and the filing of the Certificate of Merger required by the DGCL, neither (a) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (b) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or any of its Subsidiaries;
(ii) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or any of its Subsidiaries, or any of the assets owned or used by Parent or any of its Subsidiaries, is subject, except as would not reasonably be expected to constitute, individually or in the aggregate, a Parent Material Adverse Effect;
(iii) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or its Subsidiaries, except as would not reasonably be expected to constitute, individually or in the aggregate, a Parent Material Adverse Effect;
(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Parent Material Contract; (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (C) accelerate the maturity or performance of any Parent Material Contract; or (D) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or any of its Subsidiaries (except for Permitted Encumbrances).
Except for (A) any Consent set forth on Section 3.5 of the Parent Disclosure Schedule under any Parent Material Contract, (B) the Required Parent Stockholder Vote, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (D) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, neither Parent nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Parent Stockholder Support Agreements and the Parent Lock-Up Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Parent Stockholder Support Agreements, the Parent Lock-Up Agreements or any of the Contemplated Transactions.
3.6 Capitalization.
(a) The authorized capital stock of Parent as of the date of this Agreement consists of (i) 300,000,000 shares of Parent Common Stock, par value $0.01 per share, of which 30,113,946 shares have been issued and are outstanding as of the close of business on the Reference Date and (ii) 10,000,000 shares of preferred stock of Parent, par value $0.01 per share, of which no shares have been issued and are outstanding as of the date of this Agreement. Parent does not hold any shares of its capital stock in its treasury. Section 3.6(a) of the Parent Disclosure Schedule lists, as of the Reference Date, (A) each holder of issued and outstanding Parent Warrants, (B) the number and type of shares subject to each Parent Warrant, (C) the exercise price of each Parent Warrant and (D) the termination date of each Parent Warrant.
(b) All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein and as set forth in Section 3.6(b)(i) of the Parent Disclosure Schedule, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Except as set forth in Section 3.6(b)(ii) of the Parent Disclosure Schedule, Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities. Section 3.6(b)(iii) of the Parent Disclosure Schedule accurately and completely describes all repurchase rights held by Parent with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(c) Except for the Parent Plans, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the Reference Date, Parent has (i) reserved 7,580,545 shares of Parent Common Stock for issuance under the Parent Equity Incentive Plans, of which 38,895 shares have been issued and are currently outstanding, of which no shares are subject to Parent’s right of repurchase, 3,726,247 shares have been reserved for issuance upon exercise of Parent Options previously granted and currently outstanding under the Parent Equity Incentive Plans, 16,046 shares have been reserved for issuance upon the settlement of Parent RSUs granted under the Parent Equity Incentive Plans that are outstanding as of the close of business on the Reference Date and 3,799,357 shares remain available for future issuance pursuant to the Parent Equity Incentive Plans; and (ii) 689,583 shares have been reserved for purchase under the Parent ESPP, no shares have been issued under the Parent ESPP and 689,583 shares remain available for future purchase under the Parent ESPP. Section 3.6(c) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Option outstanding as of the Reference Date: (i) the name of the optionee; (ii) the number of shares of Parent Common Stock subject to such Parent Option at the time of grant; (iii) the number of shares of Parent Common Stock subject to such Parent Option as of the Reference Date; (iv) the exercise price of such Parent Option; (v) the date on which such Parent Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of Reference Date; (vii) the date on which such Parent Option expires; and (viii) whether such Parent Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Parent has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Parent has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Parent Plans and any amendments thereto.
(d) Except for the Parent Warrants, the Parent Plans, including the Parent Options, the Parent RSUs and purchase rights under the Parent ESPP, and as otherwise set forth in Section 3.6(d) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries.
(e) All outstanding shares of Parent Common Stock, Parent Options, Parent RSUs, Parent Warrants and other securities of Parent have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Laws, and (ii) all requirements set forth in applicable Contracts.
3.7 SEC Filings; Financial Statements.
(a) Other than such documents that can be obtained on the SEC’s website at www.sec.gov, Parent has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since February 4, 2021 (the “Parent SEC Documents”). All material statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by the SEC on Form 10-Q under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date of this Agreement, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.
(c) As of the date of this Agreement, Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable current listing and governance rules and regulations of Nasdaq.
(d) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures designed to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of December 31, 2021, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and the audit committee of the Parent Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or its Subsidiaries’ internal control over financial reporting. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.
(e) Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.
(f) To the Knowledge of Parent, Parent’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) with respect to Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(g) Except as set forth in Section 3.7(g) of the Parent Disclosure Schedule, since February 4, 2021, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq that has not been disclosed in the Parent SEC Documents. Parent has not disclosed any unresolved comments.
(h) Since February 4, 2021, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
3.8 Absence of Changes. Except as set forth in Section 3.8 of the Parent Disclosure Schedule and reasonable and good faith actions or omissions taken to comply with applicable Law or guidance by Governmental Body in connection with the COVID-19 pandemic, between the date of the Parent Balance Sheet and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Contemplated Transactions) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.
3.9  Absence of Undisclosed Liabilities. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any Liability, individually or in the aggregate, of a type required to be recorded or reflected on Parent’s balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Parent or any of its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business and which are not in excess of $100,000 in the aggregate; (c) Liabilities for performance of obligations of Parent or any of its Subsidiaries under Parent Material Contracts which have not resulted from a breach of such Parent Material Contracts, breach of warranty, tort, infringement or violation of Law; (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities described in Section 3.9 of the Parent Disclosure Schedule.
3.10 Title to Assets. Parent and each of its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Parent Balance Sheet; and (b) all other tangible assets reflected in the books and records of Parent or any of its Subsidiaries as being owned by Parent or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Parent or its applicable Subsidiary free and clear of any Encumbrances, other than Permitted Encumbrances.
3.11 Real Property; Leasehold. Neither Parent nor any of its Subsidiaries owns any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. Parent’s or its applicable Subsidiary’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and Parent or its applicable Subsidiary has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.
3.12 Intellectual Property.
(a) Section 3.12(a) of the Parent Disclosure Schedule identifies each item of Registered IP owned in whole or in part by Parent or its Subsidiaries (“Parent Owned Registered IP”). To Parent’s Knowledge, each of the patents and patent applications included in the Parent Owned Registered IP properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to Parent’s Knowledge, threatened in writing, in which the scope, validity, enforceability or ownership of any Parent Owned Registered IP is being or has been contested or challenged, except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.
(b) Parent or its Subsidiaries solely owns all right, title and interest in and to all Parent IP (other than as disclosed in Section 3.12(a) of the Parent Disclosure Schedule), free and clear of all Encumbrances other than Permitted Encumbrances. To Parent’s Knowledge, each Parent Associate involved in the creation or development of any material Parent IP, pursuant to such Parent Associate’s activities on behalf of Parent or its Subsidiaries, has signed a valid, enforceable written agreement containing a present assignment of all such Parent Associate’s rights in such material Parent IP to Parent or its Subsidiaries (without further payment being owed to any such Parent Associate and without any restrictions or obligations on Parent’s or its Subsidiaries’ ownership or use thereof) and confidentiality provisions protecting the Parent IP, which, to Parent’s Knowledge, has not been materially breached by such Parent Associate.
(c) Except as disclosed in Section 3.12(c) of the Parent Disclosure Schedule, to Parent’s Knowledge, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational or academic institution has been used, in whole or in part, to create any Parent IP or any Parent In-Licensed IP , except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership or other rights (including any “march in” rights or a right to direct the location of manufacturing of products) to such Parent In-Licensed IP or the right to receive royalties or other consideration for the practice of such Parent IP, except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.
(d) Section 3.12(d) of Parent Disclosure Schedule sets forth each license agreement pursuant to which Parent or any of its Subsidiaries (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by Parent or any of its Subsidiaries in its business as currently conducted (each a “Parent In-bound License”) or (ii) grants to any third party a license under any material Parent IP or any material Intellectual Property Right licensed to Parent or any of its Subsidiaries under a Parent In-bound License (each a “Parent Out-bound License”) (provided, that, Parent In-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements, in each case, entered into in the Ordinary Course of Business on a non-exclusive basis and that do not grant any commercial rights to any products or services of Parent or any of its Subsidiaries; and Parent Out-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, or non-exclusive outbound licenses entered into in the Ordinary Course of Business on a non-exclusive basis and that do not grant any commercial rights to any products or services of Parent or any of its Subsidiaries). Neither Parent nor its Subsidiaries nor, to Parent’s Knowledge, any other party to any Parent In-bound License or Parent Out-bound License has breached or is in breach of any of its obligations under any Parent In-bound License or Parent Out-bound License.
(e) To Parent’s Knowledge, (i) the operation of the businesses of Parent and its Subsidiaries as currently conducted does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any other Intellectual Property Right owned by any other Person; and (ii) no other Person is infringing, misappropriating or otherwise violating any Parent IP or any material Intellectual Property Rights exclusively licensed to Parent or any of its Subsidiaries (“Parent In-Licensed IP”), except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date of this Agreement, no Legal Proceeding is pending (or, to Parent’s Knowledge, is threatened in writing) (A) against Parent or any of its Subsidiaries alleging that the operation of the businesses of Parent or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by Parent or any of its Subsidiaries alleging that another Person has infringed, misappropriated or otherwise violated any of Parent IP or any Parent In-Licensed IP. Since January 1, 2020, neither Parent nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the businesses of Parent or any of its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person, except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.
(f) None of the Parent IP or, to Parent’s Knowledge, any Parent In-Licensed IP is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by Parent or any of its Subsidiaries of any such Parent IP or Parent In-Licensed IP.
(g) To Parent’s Knowledge, the operation of Parent’s and its Subsidiaries’ business are in substantial compliance with all applicable Laws pertaining to data privacy and data security of Sensitive Data, except to the extent that such noncompliance has not and would not reasonably be expected to have a Parent Material Adverse Effect. To Parent’s Knowledge, since January 1, 2020, there have been (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of Parent or its Subsidiaries, (ii) no violations of any security policy of Parent or its Subsidiaries regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of Parent or its Subsidiaries and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of Parent or its Subsidiaries or a contractor or agent acting on behalf of Parent or its Subsidiaries, in each case of (i) through (iv), except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.
(h) None of Parent or its Subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate Parent or any of its Subsidiaries to grant or offer to any other Person any license or right to any Parent IP.
3.13 Agreements, Contracts and Commitments.
(a) Section 3.13 of the Parent Disclosure Schedule lists the following Parent Contracts in effect as of the date of this Agreement (other than any Parent Benefit Plan) (each, a “Parent Material Contract” and collectively, the “Parent Material Contracts”):
(i) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;
(ii) each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(iii) each Parent Contract containing (A) any covenant limiting the freedom of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person, (B) any “most-favored nations” pricing provisions or marketing or distribution rights related to any products or territory, (C) any exclusivity provision, (D) any agreement to purchase minimum quantity of goods or services, or (E) any material non-solicitation provisions applicable to Parent or any of its Subsidiaries;
(iv) each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 pursuant to its express terms and not cancelable without penalty;

(v) each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;
(vi) each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $50,000 or creating any material Encumbrances with respect to any assets of Parent or any of its Subsidiaries or any loans or debt obligations with officers or directors of Parent or any of its Subsidiaries;
(vii) each Parent Contract requiring payment by or to Parent or any of its Subsidiaries after the date of this Agreement in excess of $300,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent or any of its Subsidiaries; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent or any of its Subsidiaries has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by Parent or any of its Subsidiaries; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Parent or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Parent or any of its Subsidiaries, in each case, except for Contracts entered into in the Ordinary Course of Business;
(viii) each Parent Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions;
(ix) each Parent Real Estate Lease;
(x) each Parent Contract with any Governmental Body;
(xi) each Parent Out-bound License and Parent In-bound License;
(xii) each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent or any of its Subsidiaries;
(xiii) any other Parent Contract that is not terminable at will (with no penalty or payment) by Parent or its Subsidiaries, as applicable, and (A) which involves payment or receipt by Parent or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $300,000 in the aggregate, or (B) that is material to the business or operations of Parent and its Subsidiaries, taken as a whole.
(b) Parent has delivered or made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. As of the date of this Agreement, none of Parent, any of its Subsidiaries or, to Parent’s Knowledge, any other party to a Parent Material Contract, has breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of, or Laws applicable to, any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages or pursue other legal remedies which would reasonably be expected to be material to Parent or its business or operations. As to Parent and its Subsidiaries, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent or any of its Subsidiaries under any Parent Material Contract or any other material term or provision of any Parent Material Contract.
3.14 Compliance; Permits; Restrictions.
(a) Parent and each of its Subsidiaries are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Laws, including the FDCA, the FDA regulations adopted thereunder and any other similar Law administered or promulgated by the FDA or other Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) Parent and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Parent and its Subsidiaries as currently conducted (the “Parent Permits”). Section 3.14(b) of the Parent Disclosure Schedule identifies each Parent Permit. Parent and its Subsidiaries hold all right, title and interest in and to all Parent Permits free and clear of any Encumbrance. Parent and each of its Subsidiaries are in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to Parent’s Knowledge, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit.
(c) To Parent’s Knowledge, there are no proceedings pending or threatened with respect to an alleged material violation by Parent or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substances Act, the Public Health Service Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.
(d) Parent is not currently conducting or addressing, and to Parent’s Knowledge there is no basis to expect that it will be required to conduct or address, any corrective actions, including, without limitation, product recalls or clinical holds.
(e) All clinical, pre-clinical and other studies and tests conducted by or, to Parent’s Knowledge, on behalf of, or sponsored by, Parent or any of its Subsidiaries, or in which Parent or any of its Subsidiaries or their respective current products or product candidates have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 1, 2020, neither Parent nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or, to Parent’s Knowledge, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries or their respective current products or product candidates have participated.
(f) Neither Parent nor any of its Subsidiaries is the subject of any pending or, to Parent’s Knowledge, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To Parent’s Knowledge, neither Parent nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Parent, any of its Subsidiaries or any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To Parent’s Knowledge, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Parent, any of its Subsidiaries or any of their respective officers, employees or agents.
3.15 Legal Proceedings; Orders.
(a) As of the date of this Agreement, except as set forth in Section 3.15(a) of the Parent Disclosure Schedule, there is no pending Legal Proceeding and, to Parent’s Knowledge, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any of its Subsidiaries, (C) any Parent Associate (in his or her capacity as such) or (D) any of the material assets owned or used by Parent or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 3.15(b) of the Parent Disclosure Schedule, since January 1, 2020, no Legal Proceeding has been pending against Parent or any of its Subsidiaries that resulted in material liability to Parent or any of its Subsidiaries.
(c) There is no order, writ, injunction, judgment or decree to which Parent or any of its Subsidiaries, or any of the material assets owned or used by Parent or any of its Subsidiaries, is subject. To Parent’s Knowledge, no officer or other employee of Parent or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or any of its Subsidiaries or to any material assets owned or used by Parent or any of its Subsidiaries.
3.16 Tax Matters.
(a) Parent and each of its Subsidiaries have timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where Parent or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that Parent or such Subsidiary is subject to taxation by that jurisdiction.
(b) All income and other material Taxes due and owing by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of Parent and its Subsidiaries did not, as of the date of the Parent Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Parent Balance Sheet. Since the date of the Parent Balance Sheet, neither Parent nor or any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.
(c) All Taxes that Parent or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.
(d) There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent or any of its Subsidiaries.
(e) No deficiencies for income or other material Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and, to Parent’s Knowledge, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.
(f) Neither Parent nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(g) Neither Parent nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.
(h) Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes made on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) entered into on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date;

(viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued on or prior to the Closing Date; or (ix) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date. Parent has not made any election under Section 965(h) of the Code.
(i) Neither Parent nor any of its Subsidiaries has ever been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Neither Parent nor any of its Subsidiaries has any Liability for any material Taxes of any Person (other than Parent and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.
(j) Neither Parent nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code; (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code; or (iii) has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized.
(k) Neither Parent nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(l) Neither Parent nor any of its Subsidiaries has taken any action, nor to Parent’s Knowledge is there any fact, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(m) Neither Parent nor any of its Subsidiaries has availed itself of any Tax relief pursuant to any Pandemic Response Laws that could reasonably be expected to materially impact the Tax payment and/or Tax reporting obligations of Parent and its Affiliates (including the Company and its Subsidiaries) after the Closing Date.
For purposes of this Section 3.16, each reference to Parent or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent of any of its Subsidiaries.
3.17 Employee and Labor Matters; Benefit Plans.
(a) Section 3.17(a) of the Parent Disclosure Schedule lists, as of the date of this Agreement, all material Parent Benefit Plans, including, without limitation, each Parent Benefit Plan that provides for retirement, change in control, stay or retention, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Parent Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than at-will employment offer letters on Parent’s standard form that may be terminated without notice and with no penalty to Parent or any of its Subsidiaries and other than individual Parent Options, Parent RSUs or other compensatory equity award agreements made pursuant to Parent’s standard forms, in which case only representative standard forms of such agreements shall be scheduled), consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (other than regular salary or wages) (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by Parent, any of its Subsidiaries or Parent ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of Parent or any of its Subsidiaries or under which Parent or any of its Subsidiaries has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Section 414 of the Code with any other person).
(b) As applicable with respect to each material Parent Benefit Plan, Parent has made available to the Company, true and complete copies of (i) each material Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten material Parent Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the three most recently filed annual reports on Form 5500 and all schedules thereto, (v) the most recent IRS determination, opinion or advisory letter, (vi) the three most recent nondiscrimination testing reports, actuarial reports, and financial statements, (vii) all records, notices and filings concerning IRS or United States Department of Labor or other Governmental Body audits or investigations since January 1, 2020,

(viii) each written report constituting a valuation of Parent’s capital stock for purposes of Sections 409A or 422 of the Code, whether prepared internally by Parent or by an outside, third-party valuation firm, and (ix) all material written materials provided to employees or participants relating to the amendment, termination, establishment, or increase or decrease in benefits under any Parent Benefit Plan.
(c) Each Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other applicable Laws.
(d) The Parent Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and, to Parent’s Knowledge, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Parent Benefit Plan or the tax exempt status of the related trust.
(e) None of Parent, any of its Subsidiaries or any Parent ERISA Affiliate sponsors, maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, or has within the past six (6) years sponsored, maintained, contributed to, or been required to contribute to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), and none of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates has, within the preceding six (6) years, incurred a complete or partial withdrawal from any “multiemployer plan” or otherwise incurred any liability under Section 4202 of ERISA.
(f) There are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to Parent’s Knowledge, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan. All contributions and premium payments required to have been made under any of the Parent Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made and neither Parent nor any Parent ERISA Affiliate has any liability for any unpaid contributions with respect to any Parent Benefit Plan (other than contributions which may continue to be accrued in the Ordinary Course of Business).
(g) None of Parent, any of its Subsidiaries or any Parent ERISA Affiliates, nor, to Parent’s Knowledge, any fiduciary, trustee or administrator of any Parent Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Parent Benefit Plan which would subject any such Parent Benefit Plan, Parent, any of its Subsidiaries or Parent ERISA Affiliates or the Company to a Tax, penalty or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.
(h) No Parent Benefit Plan provides (i) death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement, other than coverage mandated by Law or (ii) death or retirement benefits under a Parent Benefit Plan qualified under Section 401(a) of the Code, and none of Parent, any of its Subsidiaries or any Parent ERISA Affiliates has made a written or oral representation promising the same.
(i) Except as set forth in Section 3.17(i) of the Parent Disclosure Schedules, neither the execution of this Agreement, nor the consummation of the Contemplated Transactions will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, independent contractor or other service provider of Parent or any of its Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, director, officer, independent contractor or other service provider of Parent or any of its Subsidiaries, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan.
(j) Neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual”

(within the meaning of Section 280G of the Code) with respect to Parent and its Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.
(k) To Parent’s Knowledge, each Parent Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder.
(l) No Person has any “gross up” agreements with Parent or any of its Subsidiaries or other assurance of reimbursement or compensation by Parent or any of its Subsidiaries for any Taxes imposed under Section 409A or Section 4999 of the Code.
(m) Parent does not have any Parent Benefit Plan that is maintained for service providers located outside of the United States.
(n) Neither Parent nor any of its Subsidiaries is a party to or bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union or labor organization representing any of its employees, and there is no labor union or labor organization representing or, to Parent’s Knowledge, purporting to represent or seeking to represent any employees of Parent or its Subsidiaries, including through the filing of a petition for representation election.
(o) Parent and each of its Subsidiaries is, and since January 1, 2020 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including, without limitation, worker classification, discrimination, wrongful termination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent or any of its Subsidiaries, with respect to employees of Parent or any of its Subsidiaries, each of Parent and its Subsidiaries, since January 1, 2020: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, demands, lawsuits, investigations, audits or administrative matters pending or, to Parent’s Knowledge, threatened or reasonably anticipated against Parent or any of its Subsidiaries relating to any current or former employee, applicant for employment, consultant, employment agreement or Parent Benefit Plan (other than routine claims for benefits). All employees of Parent and its Subsidiaries are employed “at-will” and their employment can be terminated without advance notice or payment of severance.
(p) Except as would not be reasonably likely to result in a material liability to Parent or any of its Subsidiaries, with respect to each individual who currently renders services to Parent or any of its Subsidiaries, Parent and each of its Subsidiaries has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Neither Parent nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.
(q) There is not and has not been since January 1, 2020, nor is there or has there been since January 1, 2020 any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to Parent’s Knowledge, any union organizing activity, against Parent or any of its Subsidiaries. No event has occurred, and, to Parent’s Knowledge, no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute.

3.18 Environmental Matters. Parent and each of its Subsidiaries are in compliance, and since January 1, 2020 have complied, with all applicable Environmental Laws, which compliance includes the possession by Parent and its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received since January 1, 2020, any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that Parent or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to Parent’s Knowledge, there are no circumstances that could reasonably be expected to prevent or interfere with Parent’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Parent Material Adverse Effect. To the Parent’s Knowledge, no current or (during the time a prior property was leased or controlled by Parent or any of its Subsidiaries) prior property leased or controlled by Parent or any of its Subsidiaries has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of Parent or any of its Subsidiaries pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions. Prior to the date of this Agreement, Parent has provided or otherwise made available to the Company true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of Parent or any of its Subsidiaries with respect to any property leased or controlled by Parent or any of its Subsidiaries or any business operated by them.
3.19 Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s proxy statement filed in 2022 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K as promulgated under the Securities Act.
3.20 Insurance. Parent has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and each of its Subsidiaries, as of the date of this Agreement. Each of such insurance policies is in full force and effect and Parent and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2020, neither Parent nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent or any of its Subsidiaries for which Parent or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent or any of its Subsidiaries of its intent to do so.
3.21 No Financial Advisors. Except as set forth in Section 3.21 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
3.22 Disclosure. The information supplied by or on behalf of Parent and each of its Subsidiaries for inclusion or incorporation by reference in the Registration Statement, or to be included or supplied by or on behalf of Parent and each of its Subsidiaries for inclusion in any Regulation M-A Filing, shall not at the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading, or omit to state any material fact necessary to correct any statement therein that has become false or misleading. The information supplied by or on behalf of Parent and each of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement, which information shall be deemed to include all information about or related to Parent and each of its Subsidiaries, the Parent Stockholder Matters and the Parent Stockholder Meeting, shall not, on the date the Proxy Statement is first mailed to Parent’s stockholders, or at the time of the Parent Stockholders’ Meeting or as of the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Parent Stockholders’ Meeting that has become false or misleading.
3.23 Anti-Bribery. None of Parent, any of its Subsidiaries or any of their respective directors, officers, employees or, to Parent’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of Anti-Bribery Laws. Neither Parent nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.
3.24 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
3.25 Opinion of Financial Advisor. The Parent Board has received an opinion of Oppenheimer & Co. Inc. to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications, limitations and such other factors deemed relevant by Oppenheimer & Co. Inc., the Exchange Ratio is fair, from a financial point of view, to Parent. It is agreed and understood that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company.
3.26 Disclaimer of Other Representations or Warranties. Except as previously set forth in this Section 3 or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, neither Parent nor Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.
Section 4. CERTAIN COVENANTS OF THE PARTIES
4.1 Operation of Parent’s Business.
(a) Except (i) as set forth in Section 4.1(a) of the Parent Disclosure Schedule, (ii) as expressly permitted by or required in accordance with this Agreement, including in connection with the Asset Dispositions pursuant to Section 4.7, (iii) as required by applicable Law or (iv) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): each of Parent and its Subsidiaries shall (A) conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Parent Material Contracts and (B) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable.
(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law, (iv) in connection with the Asset Dispositions pursuant to Section 4.7 or the winding down of Parent’s prior research and development activities (including the termination of ongoing contractual obligations related to Parent’s current products or product candidates), or (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases of shares of Parent Common Stock from terminated employees, directors or consultants of Parent or in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under the Parent Plans in accordance with the terms of such award in effect on the date of this Agreement);
(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent or any of its Subsidiaries (except for shares of Parent Common Stock issued upon the valid exercise of outstanding Parent Options or Parent Warrants, upon settlement of purchase rights under the Parent ESPP or upon settlement of Parent RSUs); (B) any option, warrant or right to acquire any capital stock or any other security, other than (i) Parent Options or Parent RSUs granted to directors, employees and service providers or (ii) offerings providing eligible employees with purchase rights under the Parent ESPP, in either case, in the Ordinary Course of Business which are included in the calculation of the Parent Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent or any of its Subsidiaries;
(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v) (A) lend money to any Person (except for the advancement of reasonable and customary expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses, make any capital expenditure in excess of $100,000 of the budgeted capital expenditure amounts set forth in Parent’s operating budget delivered to the Company concurrently with the execution of this Agreement (the “Parent Budget”) or (E) forgive any loans to any Persons, including Parent’s employees, officers, directors or Affiliates;
(vi) other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause or permit any Parent Benefit Plan to be amended; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or bonus or other compensation or remuneration payable to, any of its directors, officers, consultants or employees, other than increases in base salary and annual cash bonus opportunities and payments made, in each case, in the Ordinary Course of Business; (D) hire any officer or employee; or (E) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;
(vii) recognize any labor union or labor organization, except as otherwise required by applicable Law and after prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned);
(viii) enter into any material transaction other than in the Ordinary Course of Business;
(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(x) sell, assign, transfer, license, sublicense or otherwise dispose of any material Parent IP (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(xi) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability or submit any voluntary disclosure application, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven (7) months), or adopt or change any material accounting method in respect of Taxes;
(xii) enter into, materially amend or terminate any Parent Material Contract;
(xiii) except as otherwise set forth in the Parent Budget and the incurrence or payment of any Transaction Expenses, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, in amounts that exceed the aggregate amount of the Parent Budget by $100,000;

(xiv) other than as required by Law or GAAP, take any action to change accounting policies or procedures;
(xv) initiate or settle any Legal Proceeding or other claim or dispute involving or against Parent or any Subsidiary of Parent;
(xvi) enter into or amend a Parent Material Contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;
(xvii) after the Net Cash Calculation is finalized and agreed to by the Parties pursuant to Section 1.6, incur any Liabilities in excess of $25,000 in the aggregate or otherwise take any actions other than, in each case, in the Ordinary Course of Business or in connection with the Contemplated Transactions; or
(xviii) agree, resolve or commit to do any of the foregoing.
(c) Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
4.2 Operation of the Company’s Business.
(a) Except (i) as set forth in Section 4.2(a) of the Company Disclosure Schedule, (ii) as expressly permitted by or required in accordance with this Agreement, (iii) as required by applicable Law, or (iv) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: each of the Company and its Subsidiaries shall (A) conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts and (B) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable.
(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases of shares of Company Common Stock from terminated employees, directors or consultants of Parent or in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under the Company Plans in accordance with the terms of such award in effect on the date of this Agreement);
(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of Company Common Stock issued upon the valid exercise of outstanding Company Options, Company Warrants or the valid settlement of outstanding Company Restricted Stock Units); (B) any option, warrant or right to acquire any capital stock or any other security, other than Company options or restricted stock unit awards granted to directors, employees and service providers in the Ordinary Course of Business which are included in the calculation of the Company Outstanding Shares; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;
(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v) (A) lend money to any Person (except for the advancement of reasonable and customary expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses, make any capital expenditure in excess of $100,000 of the budgeted capital expenditure amounts set forth in the Company operating budget delivered to Parent concurrently with the execution of this Agreement (the “Company Budget”) or (E) forgive any loans to any Persons, including the Company’s employees, officers, directors or Affiliates;
(vi) other than as required by applicable Law or the terms of any Company Benefit Plan as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Company Benefit Plan; (B) cause or permit any Company Benefit Plan to be amended; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or bonus or other compensation or remuneration payable to, any of its directors, officers, consultants or employees, other than increases in base salary and annual cash bonus opportunities and payments made, in each case, in the Ordinary Course of Business; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or (E) terminate or give notice to any officer other than for cause;
(vii) recognize any labor union or labor organization, except as otherwise required by applicable Law and after prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned);
(viii) enter into any material transaction other than in the Ordinary Course of Business;
(ix) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(x) sell, assign, transfer, license, sublicense or otherwise dispose of any Company IP (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(xi) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability or submit any voluntary disclosure application, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven (7) months), or adopt or change any material accounting method in respect of Taxes;
(xii) enter into, materially amend or terminate any Company Material Contract (other than statements of work entered into or amended in the Ordinary Course of Business);
(xiii) except as otherwise set forth in the Company Budget and the incurrence or payment of any Transaction Expenses, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, in amounts that exceed the aggregate amount of the Company Budget by $150,000;
(xiv) other than as required by Law or GAAP, take any action to change accounting policies or procedures;
(xv) initiate or settle any Legal Proceeding or other claim or dispute involving or against the Company or any Subsidiary of the Company; or
(xvi) enter into or amend a Contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions; or
(xvii) agree, resolve or commit to do any of the foregoing.
(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
4.3 Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may reasonably deem necessary or appropriate; and (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.
Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or may redact any of the foregoing documents or reports to the extent necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by the disclosure of such document or report.
4.4 Parent Non-Solicitation.
(a) Parent agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of their respective Representatives to, directly or indirectly, other than relating to communicating, discussing, negotiating or consummating the Asset Dispositions: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.4(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent and its Subsidiaries may furnish non-public information regarding Parent or any of its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide Acquisition Proposal by such Person, which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) none of Parent, any of its Subsidiaries or any of their respective Representatives shall have breached this Section 4.4 in any material respect; (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) substantially contemporaneously with furnishing any such non-public information to such Person, Parent gives the Company notice of Parent’s intention to furnish nonpublic information to, or enter into discussions with, such Person and furnishes such non-public information to the Company (to the extent such information has not been previously furnished by Parent to the Company); and (D) Parent receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire and “standstill” provisions), in the aggregate, at least as favorable to Parent as those contained in the Confidentiality Agreement. Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent or any of its Subsidiaries (whether or not such Representative is purporting to act on behalf of Parent or any of its Subsidiaries) takes any action that, if taken by Parent or any of its Subsidiaries, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

(b) If Parent, any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than one (1) Business Day after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.
(c) Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry (other than any Asset Disposition) that has not already been terminated as of the date of this Agreement and request the destruction or return of any non-public information of Parent or any of its Subsidiaries provided to such Person as soon as practicable after the date of this Agreement.
4.5 Company Non-Solicitation.
(a) The Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of their respective Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing. Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company or any of its Subsidiaries (whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.
(b) If the Company, any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one (1) Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.
(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement and request the destruction or return of any non-public information of the Company or any of its Subsidiaries provided to such Person as soon as practicable after the date of this Agreement.
4.6 Notification of Certain Matters.
(a) During the Pre-Closing Period, the Company shall promptly (and in no event later than one (1) Business Day after the Company becomes aware of the same) notify Parent (and, if in writing, furnish copies of any relevant documents) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company or its Subsidiaries is commenced, or, to the Company’s Knowledge, threatened against the Company or its Subsidiaries or, to the Company’s Knowledge, any director or officer of the Company or its Subsidiaries; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 7, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company or any of its Subsidiaries contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 and 7, as applicable.
(b) During the Pre-Closing Period, Parent shall promptly (and in no event later than one (1) Business Day after Parent becomes aware of the same) notify the Company (and, if in writing, furnish copies of any relevant documents) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent or any of its Subsidiaries is commenced, or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries or, to Parent’s Knowledge, any director or officer of Parent or any of its Subsidiaries; (iii) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Parent to comply with any covenant or obligation of Parent or Merger Sub; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or any of its Subsidiaries contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6 and 8, as applicable.
4.7 Potentially Transferable Assets. Parent shall be entitled, but under no obligation, to sell, transfer, license, assign or otherwise divest the Potentially Transferable Assets to one or more third parties in one or a series of transactions prior to or substantially concurrently with the Closing (each an “Asset Disposition” and collectively, the “Asset Dispositions”); provided, that any such Asset Disposition shall require, to the extent consistent with applicable Laws, the written consent of the Company, not to be unreasonably withheld, conditioned or delayed, if such Asset Disposition would create any post-disposition material Liabilities for Parent following the Closing. Each Party acknowledges that Parent may not be successful in completing, or may determine not to proceed with, any Asset Dispositions. For clarity, if the Asset Dispositions are not completed prior to, concurrently with, or immediately following the Closing, the Potentially Transferable Assets shall be retained by Parent.
Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES
5.1 Registration Statement; Proxy Statement.
(a) As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Parent shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus. Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at the time that the Proxy Statement or any amendments or supplements thereto are filed with the SEC or are first mailed to Parent’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by or on behalf of the Company or its Subsidiaries or their respective Representatives to Parent for inclusion in the Registration Statement (including the Company’s audited consolidated financial statements for the fiscal years ended 2021 and 2020, or the Company Interim Financial Statements, as the case may be) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing. Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by or on behalf of the Company or any of its Representatives for inclusion therein, and the Company makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, other than with respect to the information provided by or on behalf of the Company, any of its Subsidiaries or any of their respective Representatives for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s stockholders. The Company and Parent shall each use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with applicable federal and state securities Laws requirements.
(b) The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Registration Statement and the Proxy Statement or reasonably requested by the other Party to be included in the Registration Statement and the Proxy Statement.
(c) Following the final determination of Parent Net Cash as of the Anticipated Closing Date in accordance with Section 1.6 (either as a result of the mutual agreement of the parties or the determination of the Accounting Firm), Parent and the Company shall mutually agree on the form and substance of a Current Report on Form 8-K setting forth the anticipated Exchange Ratio as of the Anticipated Closing Date, which the Parties shall cause to be filed with the SEC as early as practicable prior to the Parent Stockholders’ Meeting.
(d) If, in connection with the preparation and filing of the Registration Statement or any other filing required by applicable Law or the SEC’s review thereof, the SEC requests or requires that a tax opinion with respect to the U.S. federal income tax consequences of the Merger be prepared and submitted (a “Tax Opinion”), (i) the Company, Parent and Merger Sub shall each use their reasonable best efforts to deliver to Cooley LLP, Mintz, Cohn, Ferris, Glovsky and Popeo, P.C. or such other counsel as is reasonably acceptable to Parent and the Company, respectively, in connection with any Tax Opinion to be rendered by such counsel, customary Tax representation letters satisfactory to such counsel, dated and executed as of the date such relevant filing shall have been declared effective by the SEC and such other date(s) as determined to be reasonably necessary by such counsel in connection with the preparation and filing of such Registration Statement or any other filing required by applicable Law, and (ii) the Company and Parent shall each use its reasonable best efforts to cause Cooley LLP, Mintz, Cohn, Ferris, Glovsky and Popeo, P.C. or such other counsel as is reasonably acceptable to Parent and the Company, respectively, to furnish a Tax Opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Merger. Cooley LLP, Mintz, Cohn, Ferris, Glovsky and Popeo, P.C. or such other counsel as is reasonably acceptable to Parent and the Company shall be entitled to rely on the Tax representation letters in rendering the Tax Opinions. For the avoidance of doubt, in no event shall any such Tax Opinion be a condition to Closing.
5.2 Company Information Statement; Stockholder Written Consent.
(a) Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than three (3) Business Days thereafter, the Company shall prepare, with the cooperation of Parent, and cause to be mailed to its stockholders an information statement, which shall include a copy of the Proxy Statement (the “Information Statement”), to solicit the approval by written consent from the Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares of Company Capital Stock pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares of Company Capital Stock in connection with the Merger and thereby waives any rights to receive payment of the fair value of its shares of Company Capital Stock under the DGCL; and (iv) electing an automatic conversion of each share of Company Preferred Stock into shares of Company Common Stock immediately prior to the Effective Time in accordance with the relevant provisions of the Company’s Organizational Documents (the “Preferred Stock Conversion”) (collectively, the “Company Stockholder Matters”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the

Contemplated Transactions. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(a) shall be subject to Parent’s advance review and reasonable approval. The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Information Statement or reasonably requested by the other Party to be included in the Information Statement.
(b) The Company covenants and agrees that the Information Statement, including any pro forma financial statements included therein (and the letter to stockholders and form of Company Stockholder Written Consent included therewith), will not, at the time that the Information Statement or any amendment or supplement thereto is first mailed, distributed or otherwise made available to the stockholders of the Company, at the time of receipt of the Required Company Stockholder Vote and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no covenant, representation or warranty with respect to statements made in the Information Statement (and the letter to the stockholders and form of Company Stockholder Written Consent included therewith), if any, based on information furnished in writing by Parent, any of its Subsidiaries or any of their respective Representatives for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Information Statement to comply with the applicable rules and regulations promulgated by the SEC and applicable federal and state securities Laws requirements in all material respects.
(c) Promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and authorized, approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Organizational Documents of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(c) shall be subject to Parent’s advance review and reasonable approval.
(d) The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to approve the Company Stockholder Matters and shall use commercially reasonable efforts to solicit such approval from each of the Company Signatories within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve the Company Stockholder Matters being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”).
(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.2(a) and Section 5.2(d) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal.
5.3 Parent Stockholders’ Meeting.
(a) Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock for the purpose of seeking approval of this Agreement and the Contemplated Transactions, including:
(i) the amendment of Parent’s certificate of incorporation to effect the Nasdaq Reverse Split;

(ii) if applicable, the consummation of the Asset Dispositions pursuant to Section 4.7;
(iii) the issuance of Parent Common Stock or other securities of Parent that represent (or are convertible into) more than twenty percent (20%) of the shares of Parent Common Stock outstanding immediately prior to the Merger to the holders of Company Capital Stock, Company Options and Company Warrants in connection with the Contemplated Transactions and the change of control of Parent resulting from the Contemplated Transactions, in each case pursuant to the Nasdaq rules; and
(iv) any other proposals the Parties deem necessary or desirable to consummate the Contemplated Transactions.
(the matters contemplated by Section 5.3(a)(i) through Section 5.3(a)(iv) are referred to as the “Parent Stockholder Matters,” and such meeting, the “Parent Stockholders’ Meeting”).
(b) The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and, in any event, no later than forty-five (45) calendar days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Laws. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present, or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of sixty (60) calendar days in connection with any postponements or adjournments.
(c) Parent agrees that, subject to Section 5.3(d): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(b) above, (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board with respect to the Parent Stockholder Matters being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company, and no resolution by the Parent Board or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).
(d) Notwithstanding anything to the contrary contained in this Agreement, and subject to compliance with Section 4.4 and this Section 5.3(d), if at any time prior to the approval of the Parent Stockholder Matters at the Parent Stockholders’ Meeting by the Required Parent Stockholder Vote:
(i) if Parent has received a bona fide Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.4) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Parent Board may make a Parent Board Adverse Recommendation Change or (y) Parent may terminate this Agreement pursuant to Section 9.1(j) to enter into a Permitted Alternative Agreement with respect to such Superior Offer, if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company prior written notice of its intention to consider making a Parent Board Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(j) at least four (4) Business Days prior to making any such Parent Board Adverse Recommendation Change or termination (a “Determination Notice”; and such period, the “Parent Notice Period”) (which notice shall not constitute a Parent Board Adverse Recommendation Change); and (C)(1) Parent shall have provided to the Company a summary of the material terms and conditions of the Acquisition Proposal in accordance with

Section 4.4(b), (2) Parent shall, and shall have caused its Representatives to, during the Parent Notice Period, negotiate in good faith with the Company (to the extent the Company desires to negotiate) to enable the Company to propose in writing an offer binding on the Company to effect such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (3) after considering the results of such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Parent Board Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(j) would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; provided that (x) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation during the Parent Notice Period, which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer or to terminate this Agreement pursuant to Section 9.1(j) during the Parent Notice Period; (y) during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to enable the Company to propose in writing an offer binding on the Company to effect such adjustments to the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.3(d) and the Parent Board shall not make a Parent Board Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(j) prior to the end of such Parent Notice Period as so extended (it being understood that there may be multiple extensions); and
(ii) other than in connection with an Acquisition Proposal, the Parent Board may make a Parent Board Adverse Recommendation Change in response to a Parent Change in Circumstance, if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company a Determination Notice at least four (4) Business Days prior to making any such Parent Board Adverse Recommendation Change; and (C)(1) Parent shall have specified the Parent Change in Circumstance in reasonable detail, including the material facts and circumstances related to the applicable Parent Change in Circumstance, (2) Parent shall have given the Company the four (4) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that the failure to make the Parent Board Adverse Recommendation Change in response to such Parent Change in Circumstance or terminate this Agreement pursuant to Section 9.1(j) would be inconsistent with its fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d)(ii) shall also apply to any material change to the facts and circumstances relating to such Parent Change in Circumstance and require a new Determination Notice, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.
(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Parent’s stockholders; provided however, that any disclosure made by Parent or the Parent Board pursuant to the foregoing shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make additional disclosure would be inconsistent with its fiduciary duties under applicable Law. Parent shall not withdraw or modify in a manner adverse to the Company the Parent Board Recommendation unless specifically permitted pursuant to the terms of Section 5.3(d). Unless the Parent Board has effected a Parent Board Adverse Recommendation Change in accordance with this Section 5.3 and this Agreement is otherwise terminated pursuant to Section 9.1, Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting in accordance with Section 5.3(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal, or by any Parent Board Adverse Recommendation Change.
5.4 Regulatory Approvals.
Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports, filings and other documents required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, to submit promptly any additional information requested by any such Governmental Body, and to keep the other Party promptly informed of any communication from or to any Governmental Body.
5.5 Company Options and Company Warrants.
(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company Plans and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plans and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as Parent in good faith determines are appropriate to reflect the substitution of the Company Options by Parent to purchase shares of Parent Common Stock). All rights, terms, and restrictions with respect to Company Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of the respective grant agreements governing the Company Options and the applicable Company Plan, Parent may amend the terms of the Company Options and the Company Plans, in accordance with the terms thereof, to reflect Parent’s substitution of the Company Options with options to purchase Parent Common Stock (such as by making any change in control or similar definition relate to Parent and having any provision that provides for the adjustment of Company Options upon the occurrence of certain corporate events relate to corporate events that relate to Parent and/or Parent Common Stock) and such Company Options shall be subject to further adjustment as appropriate and necessary to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time; and (B) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent. Each Company Option so assumed by Parent is intended to qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option prior to the Effective Time, and, further, the assumption of such Company Option pursuant to this Section 5.5(a) shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 5.5(a) will be construed consistent with this intent.
(b) Parent shall file with the SEC, promptly, but no later than thirty (30) calendar days, after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock that are issuable with respect to Company Options assumed by Parent in accordance with Section 5.5(a).

(c) At the Effective Time, each Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time, if any, shall be converted into and become a warrant to purchase Parent Common Stock and Parent shall assume each such Company Warrant in accordance with its terms. All rights with respect to Company Capital Stock under Company Warrants assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Warrant assumed by Parent shall be determined by multiplying (A) the number of shares of Company Common Stock, or the number of shares of Company Preferred Stock issuable upon exercise of the Company Warrant, as applicable, that were subject to such Company Warrant immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Warrant assumed by Parent shall be determined by dividing the per share exercise price of Company Capital Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Company Warrant assumed by Parent shall continue in full force and effect and the term and other provisions of such Company Warrant shall otherwise remain unchanged.
(d) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plans, the Company Warrants and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options and Company Warrants have no rights with respect thereto other than those specifically provided in this Section 5.5.
5.6 Indemnification of Officers and Directors.
(a) From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless each person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Parent or the Company and their respective Subsidiaries, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of Parent or of the Company or their respective Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
(b) The provisions of the Organizational Documents of Parent or any of its Subsidiaries with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent or any of its Subsidiaries that are set forth in the Organizational Documents of Parent or any of its Subsidiaries as of the date of this Agreement shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent or any of its Subsidiaries, unless such modification is required by applicable Law. The Organizational Documents of the Surviving Corporation shall contain, and Parent shall cause the Organizational Documents of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those set forth in the Organizational Documents of Parent as of the date of this Agreement.
(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company or any of its Subsidiaries to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Organizational Documents of the Company or any of its Subsidiaries and pursuant to any indemnification agreements between the Company or any of its Subsidiaries and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent or any of its Subsidiaries to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Organizational Documents of Parent or any of its Subsidiaries and pursuant to any indemnification agreements between Parent or any of its Subsidiaries and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.
(d) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six (6)-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s and any of its Subsidiaries’ existing directors’ and officers’ insurance policies and Parent’s existing fiduciary liability insurance policies (if any), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time. During the term of the “tail” policy, Parent shall not take any action following the Effective Time to cause such “tail” policy to be cancelled or any provision therein to be amended or waived in any manner that would adversely affect in any material respect the rights of its or any of its Subsidiaries’ former and current officers and directors.
(e) From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.6 in connection with their successful enforcement of the rights provided to such persons in this Section 5.6.
(f) All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of Parent or the Company or any of their respective Subsidiaries as provided in their respective Organizational Documents or in any agreement shall survive the Merger and shall continue in full force and effect. The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company and any of their respective Subsidiaries by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.
(g) From and after the Effective Time, in the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.6. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.6. The obligations set forth in this Section 5.6 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnified Party, or any person who is a beneficiary under the policies referred to in this Section 5.6 and their heirs and representatives, without the prior written consent of such affected D&O Indemnified Party or other person
5.7 Additional Agreements. The Parties shall (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Corporation to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract (with respect to Contracts set forth in Section 5.7 of the Company Disclosure Schedule or Section 5.7 of the Parent Disclosure Schedule, as applicable) to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.
5.8 Public Announcement. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Parent

Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to Parent Associates or Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to specific questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Parent SEC Documents, so long as any such statements, announcements or disclosures are consistent with and do not disclose material information not previously disclosed in previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party) in compliance with this Section 5.8; (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party of, and consulting with the other Party regarding, the text of such press release, announcement or statement, issue any such press release or make any such public announcement or statement which Parent shall have determined in good faith, upon the advice of outside legal counsel, is required by any applicable Law; and (c) Parent need not consult with the Company in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Parent Board Adverse Recommendation Change.
5.9 Listing. Parent shall use its commercially reasonable efforts, (a) to maintain its existing listing on Nasdaq until the Closing Date and to obtain approval of the listing of the combined company on Nasdaq; (b) without derogating from the generality of the requirements of the foregoing clause (a) and to the extent required by the rules and regulations of Nasdaq, (i) to prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and (ii) to cause such shares to be approved for listing (subject to official notice of issuance); (c) to effect the Nasdaq Reverse Split and (d) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.9.
5.10 Tax Matters.
(a) For United States federal income Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.
(b) The Parties shall use their respective commercially reasonable efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment. The Parties shall use commercially reasonable efforts to operate the Surviving Corporation so as to meet the “continuity of business enterprise” requirement. The Parties shall not file any U.S. federal, state or local Tax Return in a manner that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required by applicable Law.
5.11 Directors and Officers. The Parties shall use reasonable best efforts and take all necessary action so that (a) effective as of the Effective Time, the Parent Board is comprised of nine (9) members, with three (3) of such members designated by Parent and six (6) of such members designated by the Company, (b) the Persons listed in Exhibit D under the heading “Officers” are elected or appointed, as applicable, to the positions of officers of Parent, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law and (c) the Persons listed in Exhibit D under the heading “Directors” are elected or appointed, as applicable, to the positions of directors of Parent, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law. If any Person listed in Exhibit D is unable or unwilling to serve as an officer of Parent, as set forth therein, as of the Effective Time, the Parties shall mutually agree upon a successor. If any Person listed in Exhibit D is unable or unwilling to serve as a director of Parent, as set forth therein, as of the Effective Time, the

Party appointing such Person (as set forth on Exhibit D) shall designate a successor. The Persons listed in Exhibit D under the heading “Board Designees – Parent” shall be Parent’s designees pursuant to clause (a) of this Section 5.11 (which list may be changed by Parent at any time prior to the Closing by written notice to the Company to include different board designees who are reasonably acceptable to the Company) (the “Parent Designees”). The Persons listed in Exhibit D under the heading “Board Designees – Company” shall be the Company’s designees pursuant to clause (a) of this Section 5.11 (which list may be changed by the Company at any time prior to the Closing by written notice to Parent to include different board designees who are reasonably acceptable to Parent).
5.12 Termination of Certain Agreements and Rights.
(a) The Company shall cause any Investor Agreements (excluding the Company Stockholder Support Agreements) to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.
(b) Parent agrees to use commercially reasonable efforts to (a) terminate, assign or fully perform all Parent Contracts (except (i) Parent Contracts with obligations that do not exceed $75,000 for Parent over a 12-month period, (ii) Parent Contracts set forth on Schedule 5.12 and (iii) any other Parent Contract agreed to by Parent and Company) (the “Specified Parent Contracts”) and (b) fully satisfy, waive or otherwise discharge all obligations of Parent under all Specified Parent Contracts, in each case prior to the Closing.
5.13 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock, restricted stock awards to acquire Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. Promptly following the date of this Agreement and at least ten (10) calendar days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger, and (b) the number of other derivative securities (if any) with respect to Company Capital Stock owned by such individual and expected to be converted into shares of Parent Common Stock, restricted stock awards to acquire Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.
5.14 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.
5.15 Allocation Certificates.
(a) The Company will prepare and deliver to Parent no later than two (2) Business Days following the final determination of Parent Net Cash at the Anticipated Closing Date in accordance with Section 1.6 a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time) (i) each holder of Company Capital Stock, Company Options and Company Warrants, (ii) such holder’s name and address; (iii) the number and type of Company Capital Stock held and/or underlying the Company Options and Company Warrants as of the immediately prior to the Effective Time for each such holder; and (iv) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Option, Parent Warrant or Parent RSU to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock, Company Options or Company Warrants held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).
(b) Parent will prepare and deliver to the Company at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Parent in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time (i) each record holder of Parent Common Stock, Parent Warrants, Parent Options or Parent RSUs, (ii) such record holder’s name and address and (iii) the number of shares of Parent Common Stock held and/or underlying the Parent Warrants, Parent Options or Parent RSUs as of the Effective Time for such holder (the “Parent Outstanding Shares Certificate”).

5.16 Company Financial Statements. As promptly as reasonably practicable following the date of this Agreement: (i) and no later than fifteen (15) calendar days after the date hereof, the Company will furnish to Parent unaudited consolidated financial statements of the Company and its consolidated Subsidiaries for the period ended September 30, 2022 (the “Company Financial Statements”); (ii) and no later than March 15, 2023, the Company will furnish to Parent audited consolidated financial statements for the fiscal year ended 2022 (the “Company Audited Financial Statements”); and (iii) the Company will furnish to Parent unaudited interim consolidated financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Financial Statements, the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company and its consolidated Subsidiaries as of the dates of and for the periods referred to in the Company Financial Statements, the Company Audited Financial Statements and Company Interim Financial Statements, as the case may be.
5.17 Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on the Contemplated Transactions.
5.18 Stockholder Litigation. Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, Parent shall (a) promptly advise the Company in writing of any stockholder litigation or investigation against it or its directors relating to this Agreement, the Merger or the Contemplated Transactions and keep the Company fully informed regarding such stockholder litigation and (b) give the Company the opportunity to participate in the defense or settlement of any stockholder litigation or investigation relating to this Agreement or any of the Contemplated Transactions, and not settle any such litigation or investigation without the Company’s written consent, which will not be unreasonably withheld, conditioned or delayed.
Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY
The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
6.1 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
6.2 Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.
6.3 Listing. (a) The existing shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date and (b) the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.
6.4 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.
6.5 Parent Net Cash Determination. Parent Net Cash shall have been finally determined in accordance with Section 1.6.

Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB
The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:
7.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
7.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
7.3 Documents. Parent shall have received the following documents, each of which shall be in full force and effect:
(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2, 7.5 and 7.6 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.15 is true and accurate in all respects as of the Closing Date; and
(b) the Allocation Certificate.
7.4 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.
7.5 Termination of Investor Agreements. The Investor Agreements shall have been terminated (or will be terminated as of the Closing).
7.6 Company Lock-Up Agreements. Parent shall have received the Company Lock-Up Agreements duly executed by each of the Company Lock-Up Signatories and each executive officer and director of the Company who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Closing, each of which shall be in full force and effect as of immediately following the Effective Time.
7.7 Company Stockholder Written Consent. The Company Stockholder Written Consent executed by each Company Signatory shall be in full force and effect.
7.8 Dissenting Shares. The holders of no more than 5% of shares of Company Capital Stock shall have exercised statutory appraisal rights pursuant to Section 262 of the DGCL with respect to such shares of Company Capital Stock.
7.9 FIRPTA Certificate. Parent shall have received (i) an original signed statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice from the Company to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably acceptable to Parent.
Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY
The obligations of the Company to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:
8.1 Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
8.2 Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.
8.3 Documents.
The Company shall have received the following documents, each of which shall be in full force and effect:
(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent certifying that the conditions set forth in Sections 8.1, 8.2, and 8.4 have been duly satisfied;
(b) the Parent Outstanding Shares Certificate;
(c) a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by each of the directors of Parent who are not to continue as directors of Parent after the Closing pursuant to Section 5.11 hereof; and
(d) the Parent Closing Financial Certificate, a draft of which shall have been provided to the Company at least five (5) Business Days prior to the Closing, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by the Company to verify and determine the information contained therein.
8.4 No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.
8.5 Parent Net Cash. Parent Net Cash determined in accordance with Section 1.6 shall be greater than or equal to $25,000,000 (the “Net Cash Condition”).
8.6 Termination of Contracts. The Company shall have received evidence, in form and substance reasonably satisfactory to it, that the Specified Parent Contracts have been (a) terminated, assigned, or fully performed by Parent and (b) all obligations of Parent thereunder have been fully satisfied, waived or otherwise discharged.
8.7 Parent Lock-Up Agreements. The Parent Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.

Section 9. TERMINATION
9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Company Stockholder Matters by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):
(a) by mutual written consent of Parent and the Company;
(b) by either Parent or the Company if the Contemplated Transactions shall not have been consummated by October 17, 2023 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s (or, in the case of Parent, Merger Sub’s) action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared the Registration Statement effective under the Securities Act by the date which is thirty (30) calendar days prior to the End Date, then Parent shall be entitled to extend the End Date for an additional sixty (60) calendar days by written notice to the Company;
(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;
(d) by Parent if the Company Stockholder Written Consent shall not have been obtained within three (3) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Company Stockholder Written Consent has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);
(e) by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;
(f) by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;
(g) by Parent (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred;
(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a thirty (30) calendar day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);
(i) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a thirty (30) calendar day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);
(j) by Parent, at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote, if (i) Parent has received a Superior Offer, (ii) Parent has complied with its obligations under Section 4.4 and Section 5.3(d), (iii) the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to terminate this Agreement would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (iv) Parent concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (v) Parent concurrently pays to the Company the amount contemplated by Section 9.3(b)(ii);
(k) by the Company if, on the End Date, Parent’s Net Cash has fallen below $25,000,000, such that the Net Cash Condition is not satisfied as of the End Date; or
(l) by Parent, if the Company Financial Statements or Company Audited Financial Statements have not been provided by the Company to Parent in accordance with Section 5.16(i) or Section 5.16(ii), respectively.
The Party desiring to terminate this Agreement pursuant to this Section 9.1, shall give the other Party written notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) Section 5.8, this Section 9.2, Section 9.3, Section 10 and the definitions of the defined terms in such Sections (including the definitions of such defined terms set forth in Exhibit A) shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.
9.3 Expenses; Termination Fees.
(a) Except as set forth in this Section 9.3 and Section 1.6(e) the Transaction Expenses shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.
(b) If:
(i) (A) this Agreement is terminated by the Company pursuant to Section 9.1(b), Section 9.1(e) or Section 9.1(h), (B) an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to Parent or the Parent Board at any time after the date of this Agreement but prior to the termination of this Agreement (which shall not have been withdrawn) and (C) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (B); or
(ii) (A) this Agreement is terminated by the Company pursuant to Section 9.1(f) (or, at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 9.1(f)) or (B) this Agreement is terminated by Parent pursuant to Section 9.1(j), then, in the case of a termination pursuant to Section 9.3(b)(i), Parent shall pay to the Company a nonrefundable fee in an amount equal to $1,000,000, and, in the case of a termination pursuant to Section 9.3(b)(ii), Parent shall pay to the Company a nonrefundable fee in amount equal to $2,000,000 (the “Company Termination Fee”) upon the consummation of such Subsequent Transaction or termination of this Agreement, as applicable, plus any amount payable to the Company pursuant to Section 9.3(f).

(c) If:
(i) (A) this Agreement is terminated by Parent pursuant to Section 9.1(b), Section 9.1(d), or Section 9.1(i), (B) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company or the Company Board at any time after the date of this Agreement but prior to the termination of this Agreement (which shall not have been withdrawn) and (C) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (B); or
(ii) this Agreement is terminated by Parent pursuant to Section 9.1(g) (or, at the time this Agreement is terminated, Parent had the right to terminate this Agreement pursuant to Section 9.1(g)), then the Company shall pay to Parent a nonrefundable fee in an amount equal to $1,000,000 (the “Parent Termination Fee”) upon the consummation of such Subsequent Transaction or termination of this Agreement, as applicable, plus any amount payable to Parent pursuant to Section 9.3(f).
(d) (i) If this Agreement is terminated by the Company pursuant to Section 9.1(e) or 9.1(k) or (ii) in the event of the failure of the Company to consummate the transactions to be contemplated at the Closing solely as a result of a Parent Material Adverse Effect as set forth in Section 8.4 (provided, that at such time all of the other conditions precedent to Parent’s obligation to close set forth in Section 6 and Section 7 have been satisfied by the Company, are capable of being satisfied by the Company or have been waived by Parent), then Parent shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions (such expenses, collectively, the “Third Party Expenses”), up to a maximum of $500,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to the Company except for reasonably documented out-of-pocket expenses otherwise reimbursable by the Company to such financial advisors pursuant to the terms of the Company’s engagement letter or similar arrangement with such financial advisors. For the avoidance of doubt, to the extent any Third Party Expenses are paid, such amounts shall be credited against any Company Termination Fee which becomes payable thereafter.
(e) (i) If this Agreement is terminated by Parent pursuant to Section 9.1(i) or (ii) in the event of the failure of Parent to consummate the transactions to be consummated to the Closing solely as a result of a Company Material Adverse Effect as set forth in Section 7.5 (provided, that at such time all of the other conditions precedent to the Company’s obligation to close set forth in Section 6 and Section 8 have been satisfied by Parent are capable of being satisfied by Parent or have been waived by the Company, the Company shall reimburse Parent for all Third Party Expenses incurred by Parent up to a maximum of $500,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to Parent except for reasonably documented out-of-pocket expenses otherwise reimbursable by Parent to such financial advisors pursuant to the terms of Parent’s engagement letter or similar arrangement with such financial advisors. For the avoidance of doubt, to the extent any Third Party Expenses are paid, such amounts shall be credited against any Parent Termination Fee which becomes payable thereafter.
(f) Any Company Termination Fee or Parent Termination Fee due under this Section 9.3 shall be paid by wire transfer of same day funds. If a Party fails to pay when due any amount payable by it under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent (3%).
(g) The Parties agree that, subject to Section 9.2, (i) payment of the Company Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement under the circumstances described in Section 9.3(b), it being understood that in no event shall Parent be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Company Termination Fee (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(g) shall limit the rights of Parent and Merger Sub under Section 10.11.
(h) The Parties agree that, subject to Section 9.2, (i) payment of the Parent Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Parent following the termination of this Agreement under the circumstances described in Section 9.3(c), it being understood that in no event shall the Company be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Parent Termination Fee (x) the Company shall have no further liability to Parent in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither Parent nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the Company or seek to obtain any recovery, judgment or damages of any kind against the Company (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of the Company) in connection with or arising out of this Agreement or the termination thereof, any breach by the Company giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) Parent and its Affiliates shall be precluded from any other remedy against the Company and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(h) shall limit the rights of the Company under Section 10.11.
(i) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the applicable Party in the circumstances in which such amount is payable.
Section 10.  MISCELLANEOUS PROVISIONS
10.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.
10.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent at any time (whether before or after obtaining the Required Company Stockholder Vote or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.
10.3 Waiver.
(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
10.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
10.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.
10.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
10.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. New York time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:
if to Parent or Merger Sub:

Angion Biomedica Corp.
7-57 Wells Avenue, Newton, Massachusetts 02459
Attention:	Jay Venkatesan, CEO
Email:	[***]

with a copy to (which shall not constitute notice):

Cooley LLP
3 Embarcadero Center, 20th Floor
San Francisco, CA 94111-4004
Attention:	Kenneth Guernsey
Email:	kguernsey@cooley.com

if to the Company:

Elicio Therapeutics, Inc.
451 D Street, 5th Floor, Suite 501
Boston, MA 02210
Attention:	Robert Connelly
Email:	[***]

with a copy to (which shall not constitute notice):

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attention:	William Hicks, Esq. and Daniel Bagliebter, Esq.
Email:	WCHicks@mintz.com and DABagliebter@mintz.com

and

Goulston & Storrs PC
400 Atlantic Avenue
Boston, MA 02110-3333
Attention:	Kristen Ferris, Esq.
Email:	kferris@goulstonstorrs.com
10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with their specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond, surety or other security in connection with any such order or injunction.
10.12 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.13 Construction.
(a) References to “cash,” “dollars” or “$” are to U.S. dollars.
(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.
(f) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.
(g) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
(h) The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
(i) Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (New York time) on the date that is two (2) calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.
(j) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.
(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.
ANGION BIOMEDICA CORP.

By:	/s/ Jay Venkatesan
Name:	Jay R. Venkatesan, M.D.
Title:	Chief Executive Officer

ARKHAM MERGER SUB, INC.

By:	/s/ Jay Venkatesan
Name:	Jay R. Venkatesan, M.D.
Title:	President and Chief Executive Officer

ELICIO THERAPEUTICS, INC.

By:	/s/ Robert Connelly
Name:	Robert Connelly
Title:	Chief Executive Officer
[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A

CERTAIN DEFINITIONS
For purposes of this Agreement (including this Exhibit A):
“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal; provided, however, that the term “Acquisition Inquiry” shall not include the Merger or the other Contemplated Transactions or any transactions related to the Asset Dispositions.
“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party, other than the Asset Dispositions.
“Acquisition Transaction” means any transaction or series of related transactions (other than the Asset Dispositions) involving:
(i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or
(ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control”(including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” shall have the meaning set forth in the Preamble.
“Allocation Certificate” shall have the meaning set forth in Section 5.15(a).
“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Associate” means any current or former employee, independent contractor, officer or director of the Company or any of its Subsidiaries.
“Company Board” means the board of directors of the Company.
“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Common Stock” means the Common Stock, $0.01 par value per share, of the Company.
“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any of its Subsidiaries or any Company IP or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.
“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries.), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), 2.6(a) and (c) (Capitalization) and 2.20 (No Financial Advisors).
“Company IP” means all Intellectual Property Rights that are owned or co-owned or purported to be owned or co-owned by the Company or its Subsidiaries.
“Company Material Adverse Effect” means any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business, political or economic conditions generally affecting the industry in which the Company and its Subsidiaries operate, (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions, (c) changes in financial, banking or securities markets, (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (e) the announcement of this Agreement or the pendency of the Contemplated Transactions, (f) the taking of any action required to be taken by this Agreement, or (g) continued losses from operations or decreases in cash balances of the Company or any of its Subsidiaries or on a consolidated basis among the Company and its Subsidiaries; except, in each case, with respect to clauses (a) through (c), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.
“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.
“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.
“Company Restricted Stock Unit Award” means an award of restricted stock units settleable in shares of Company Capital Stock issued by the Company.
“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries for the period ended September 30, 2022 provided to Parent prior to the date of this Agreement.
“Company Warrant” means the warrants to purchase capital stock of the Company listed on Section 2.6(a) of the Company Disclosure Schedule.
“Company’s Knowledge” means the actual knowledge of Robert Connelly, Michael DiVecchia, Peter DeMuth, Christopher Haqq and Daniel Geffken and such knowledge as such Persons would reasonably be expected to have obtained in the ordinary course of their performance of their employment or consulting duties to the Company or any of its Subsidiaries (after due inquiry).
“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated as of October 10, 2022, between the Company and Parent.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the Merger and the other transactions and actions contemplated by this Agreement, including the Nasdaq Reverse Split, the Asset Dispositions and the Parent Notes.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.
“COVID-19” means the novel coronavirus (SARS-CoV-2) and related variants thereof.
“DGCL” means the General Corporation Law of the State of Delaware.
“Effect” means any effect, change, event, circumstance or development.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means, subject to Section 1.5(g) and consistent with Schedule I, the following ratio: the quotient obtained by dividing (a) (i) the Company Valuation divided by (ii) the Company Outstanding Shares by (b) (i) the Parent Valuation divided by (ii) the Parent Outstanding Shares, in which:
•	“Company Valuation” means $95,000,000.
•
“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time after giving effect to the Preferred Stock Conversion, expressed on a fully-diluted and as-converted to Company Common Stock basis assuming, without limitation or duplication, (i) the exercise of all Company Options, Company Restricted Stock Unit Awards and Company Warrants, in each case outstanding as of immediately prior to the Effective Time and (ii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, restricted stock awards, restricted stock units, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants, restricted stock awards, restricted stock units or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Company Capital Stock reserved for issuance other than with respect to outstanding Company Warrants or Company Options under the Company Plans as of immediately prior to the Effective Time).

•	“Parent Equity Value” means $21,050,000.
•
“Parent Outstanding Shares” means, subject to Section 1.5(g) (that addresses, among other things, the possibility to effect the Nasdaq Reverse Split) and the immediately following sentence, the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Parent Common Stock basis and using the treasury stock method (and shall include, for the avoidance of doubt, all In the Money Parent Options and Parent Warrants), but assuming, without limitation or duplication, the issuance of shares of Parent Common Stock in respect of all Parent Options, Parent RSUs, Parent Warrants and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time (assuming cashless exercise using the Parent Closing Price), whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Parent Common Stock reserved for issuance other than with respect to outstanding Parent Options, Parent RSUs and Parent Warrants as of immediately prior to the Effective Time and as set forth above). No Out of the Money Parent Options or Parent Warrants shall be included in the total number of shares of Parent Common Stock outstanding for purposes of determining the Parent Outstanding Shares.
•
“Parent Valuation” means (i) if Parent Net Cash is greater than $31,500,000, the sum of (w) the Parent Equity Value plus (x) $29,000,000 plus (y) the amount by which Parent Net Cash exceeds $31,500,000 minus (z) the amount of any Outstanding Lease Obligations as of the Anticipated Closing Date, (ii) if Parent Net Cash is greater than or equal to $26,500,000 but less than or equal to $31,500,000, the sum of (x) the Parent Equity Value plus (y) $29,000,000 minus (z) the amount of any Outstanding Lease Obligations as of the Anticipated Closing Date, or (iii) if Parent Net Cash is less than $26,500,000, the sum of (w) the Parent Equity Value plus (x) $29,000,000 minus (y) the amount by which $26,500,000 exceeds Parent Net Cash minus (z) the amount of any Outstanding Lease Obligations as of the Anticipated Closing Date.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.
“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.
“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).
“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.
“Intellectual Property Rights” means and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; and (e) other similar proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, statutory invention registrations, provisionals, continuations, continuations-in-part, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.
“In the Money Parent Options and Parent Warrants” shall mean any Parent Options and Parent Warrants with an exercise price less than or equal to the Parent Closing Price.
“IRS” means the United States Internal Revenue Service.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Merger Sub Board” means the board of directors of Merger Sub.
“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Global Select Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.
“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio mutually agreed to by Parent and the Company that is effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards.
“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its and its Subsidiaries’ normal operations and consistent with its and its Subsidiaries’ past practices; provided, however, that the Ordinary Course of Business of (a) Parent shall also include actions required to effect the Asset Dispositions or effect the winding down of Parent’s prior research and development activities (including the termination of ongoing contractual obligations relating to Parent’s current products or product candidates), and (b) each Party shall also include any actions expressly required or permitted by this Agreement, including the Contemplated Transactions.
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Out of the Money Parent Options or Parent Warrants” shall mean Parent Options and Parent Warrants with an exercise price greater than the Parent Closing Price.
“Outstanding Lease Obligations” means all liabilities and other obligations of Parent or any of its Subsidiaries outstanding at the Closing pursuant to (a) that certain Agreement of Lease, dated as of June 21, 2011, by and between NovaPark LLC, as landlord, and Parent, as tenant, with respect to a portion of 7-57 Wells Avenue, Newton, Massachusetts 02459, (b) that certain Lease Agreement, dated as of January 20, 2021, by and between AG-JCCM Wells Avenue Property Owner, LLC, as landlord, and Parent, as tenant, with respect to that certain space at 7-57 Wells Avenue, Newton, Massachusetts and (c) that certain Master Lease Agreement, dated June 11, 2021 by and between CSC Leasing Co. and Parent.
“Pandemic Response Laws” means the Coronavirus Aid, Relief, and Economic Security Act, the Families First Coronavirus Response Act, the COVID-related Tax Relief Act of 2020, the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster (as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Tax authority (including IRS Notice 2020-65)), and any other similar or additional U.S. federal, state, or local or non-U.S. Law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.
“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent or any of its Subsidiaries.
“Parent Balance Sheet” means the unaudited balance sheet of Parent as of September 30, 2022 included in Parent’s Report on Form 10-Q for the quarterly period ended September 30, 2022, as filed with the SEC.
“Parent Board” means the board of directors of Parent.
“Parent Change in Circumstance” means a material development or change in circumstances (other than any such event, development or change to the extent related to (A) any Acquisition Proposal, Acquisition Inquiry or the

consequences thereof or (B) the fact, in and of itself, that Parent meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations) that affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement.
“Parent Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of Parent, on behalf of Parent and not in his or her personal capacity, certifying Parent Net Cash as of the Anticipated Closing Date.
“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq for the five (5) consecutive trading days ending three (3) trading days immediately prior to the date of the public announcement of this Agreement.
“Parent Common Stock” means the Common Stock, $0.01 par value per share, of Parent.
“Parent Contract” means any Contract: (a) to which Parent or any of its Subsidiaries is a party; (b) by which Parent or any of its Subsidiaries or any Parent IP or any other asset of Parent or its Subsidiaries is or may become bound or under which Parent or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which Parent or any of its Subsidiaries has or may acquire any right or interest.
“Parent Equity Incentive Plans” means (a) Parent’s Second Amended and Restated 2015 Equity Incentive Plan and (b) Parent’s 2021 Incentive Plan.
“Parent ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with Parent or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.
“Parent ESPP” means Parent’s 2021 Employee Stock Purchase Plan.
“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1 (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required), 3.6(a) and (c) (Capitalization) and 3.21 (No Financial Advisors).
“Parent IP” means all Intellectual Property Rights that are owned or co-owned or purported to be owned or co-owned by Parent or its Subsidiaries.
“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business, political or economic conditions generally affecting the industry in which Parent and its Subsidiaries operate, (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions, (c) changes in financial, banking or securities markets, (d) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (e) the failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent, (f) any changes in or affecting clinical trial programs or studies conducted by or on behalf of Parent or its Subsidiaries, including any adverse data, event or outcome arising out of or related to any such programs or studies, (g) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (h) the announcement of this Agreement or the pendency of the Contemplated Transactions, (i) the Asset Dispositions, (j) any reduction in the amount of Parent’s cash and cash equivalents as a result of expenditures made by Parent related to wind down activities of Parent associated with the termination of its research and development activities (including the termination of ongoing contractual obligations relating to Parent current products or product candidates), (k) resulting from the taking of any action required to be taken by this Agreement or (l) as set forth on Section B of the Parent Disclosure Schedule, except in each case, with respect to clauses (a) through (c), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate.

“Parent Net Cash” means, without duplication, (a) the sum of (i) Parent’s cash and cash equivalents, and marketable securities in each case as of the Anticipated Closing Date, (ii) the amount of any security deposits under leases or rental agreements to the extent refundable to Parent, (iii) the pro rata portion of any expenses prepaid by Parent (x) that will benefit Parent after the Closing (subject to the Company’s due diligence reasonably confirming Parent will in fact receive such benefit) or (y) for which the Parties agree that Parent will be contractually entitled to receive upon termination of applicable Contracts that the Parties agree shall be terminated as of or promptly after the Closing (including, without limitation, prepaid expenses with respect to insurance to the extent that the Parties agree that Parent shall terminate such insurance and be contractually entitled to a refund of such prepaid expenses), (iv) any net cash proceeds of the Asset Dispositions which Parent is contractually entitled as of the Closing Date (subject to no conditions other than the passage of time) to receive within ninety (90) days of the Closing Date and (v) 50% of (A) the aggregate costs associated with stockholder litigation brought or threatened in writing against Parent or its directors or officers relating to the Contemplated Transactions and (B) the fees associated with the listing on Nasdaq of the additional shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, minus (b) the sum of (i) Parent’s accounts payable, accrued expenses (other than accrued expenses which are Parent’s Transaction Expenses) and other current liabilities (excluding a recorded liability of approximately $160,000 for potential patient recruitment bonuses from a terminated clinical study that shall not be realized (subject to the Company’s due diligence reasonably confirming such bonuses shall not be realized)) payable in cash, in each case as of the Anticipated Closing Date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Parent’s audited financial statements and the Parent Balance Sheet, (ii) any unpaid Transaction Expenses of Parent, (iii) any unpaid amounts payable by Parent in satisfaction of its obligations under Section 5.6(d) for the period after the Closing, (iv) the Outstanding Lease Obligations, and (v) any declared but unpaid Parent cash dividends, plus (c) the aggregate amount of any outstanding principal and accrued interest under the Parent Notes as of the Anticipated Closing Date (but in no event shall such amount be counted twice in the calculation of Parent Net Cash). Notwithstanding the foregoing, in no case shall Parent Net Cash be reduced for any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any Dissenting Shares.
“Parent Options” means options or other rights to purchase shares of Parent Common Stock issued by Parent.
“Parent Plans” means, (a) the Parent Equity Incentive Plans and (b) the Parent ESPP.
“Parent RSUs” means any restricted stock unit award granted pursuant to the Parent Plans or otherwise.
“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4); or (d) Parent or any director or officer of Parent shall have willfully and intentionally breached the provisions set forth in Section 4.4 or Section 5.3 of this Agreement.
“Parent Warrants” means the warrants to purchase capital stock of Parent listed on Section 3.6(a) of the Parent Disclosure Schedule.
“Parent’s Knowledge” means the actual knowledge of Jay R. Venkatesan, M.D., Gregory S. Curhan, Jennifer J. Rhodes, J.D., and Shakil Aslamand such knowledge as such Persons would reasonably be expected to have obtained in the ordinary course of their performance of their employment duties to Parent or any of its Subsidiaries (after due inquiry).
“Party” or “Parties” means the Company, Merger Sub and Parent.
“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.
“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.
“Person” means any individual, Entity or Governmental Body.
“Potentially Transferable Assets” means the Parent IP and other assets and technology of Parent in existence on the date of this Agreement.
“Proxy Statement” means the definitive proxy statement/prospectus to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.
“Reference Date” means January 12, 2023.
“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.
“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock) to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to some or all holders of Company Capital Stock in the Merger, including all shares of Parent Common Stock to be issued in exchange for all shares of Company Capital Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.
“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).
“Subsidiary” means, an Entity of a Person that such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders than the terms of the Contemplated Transactions and is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party).
“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.
“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Transaction Expenses” means, with respect to each Party, all fees and expenses incurred by such Party at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement, including (a) any fees and expenses of legal counsel and accountants and the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such Party in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Contemplated Transactions (including in connection with any stockholder litigation relating to this Agreement or any of the Contemplated Transactions), including finders’ fees; (b) only with respect to Parent, fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (c) only with respect to Parent, any fees and expenses in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements thereto; (d) 50% of the fees and expenses payable to Nasdaq in connection with the Nasdaq Listing Application; (e) any bonus, severance, change-in-control or retention payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the Closing) that become due or payable to any director, officer, employee or consultant of such Party or any of its Subsidiaries in connection with the consummation of the Contemplated Transactions; (f) only with respect to Parent, any fees and expenses in connection with the D&O tail policy described in Section 5.6(d); (g) only with respect to Parent, any potential cash payments payable pursuant to a “fundamental transaction” provision of any Parent Warrants; (h) only with respect to Parent, any notice payments, change-of-control payments, fines or other payments to be made by Parent in connection with terminating any existing Contract to which Parent is a party or winding down any of Parent’s clinical trial obligations; and (i) only with respect to Parent, any wind-down costs of Parent associated with discontinued lab, research and development and related operations.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

ANNEX B

OPINION OF OPPENHEIMER & CO. INC.

January 13, 2023
The Board of Directors
Angion Biomedica Corp.
51 Charles Lindbergh Boulevard
Uniondale, NY 11553
Dear Board of Directors:
You have asked Oppenheimer & Co. Inc. (“Oppenheimer”) to render a written opinion (“Opinion”) to the Board of Directors (the “Board”) of Angion Biomedica Corp. (“Angion”) as to the fairness, from a financial point of view, to Angion, of the Exchange Ratio (as defined below) provided for in an Agreement and Plan of Merger and Reorganization (the “Agreement”) proposed to be entered into by and among Angion, Arkham Merger Sub, Inc., a wholly owned subsidiary of Angion (“Merger Sub”), and Elicio Therapeutics, Inc. (“Elicio”). The Agreement provides, among other things, that: (i) Merger Sub will be merged with and into Elicio (the “Merger”), with Elicio as the surviving corporation; and (ii) in connection with the Merger (a) each share of Elicio capital stock (collectively, the “Elicio Shares”) issued and outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of the common stock, par value $0.01 per share, of Angion (collectively, the “Angion Shares”) equal to the Exchange Ratio, subject to certain adjustments as provided for in the Agreement (as to which adjustments we express no opinion); and (c) Elicio will become a wholly owned subsidiary of Angion (collectively, the “Transaction”). For purposes of this Opinion and our financial analyses underlying this Opinion, we have relied upon and assumed, at the direction of the management of Angion and with Angion’s consent, without independent verification, that (i) Angion currently has approximately 30,131,275 shares of common stock issued and outstanding on a fully-diluted basis and Elicio currently has approximately 349,036,558 shares of common stock issued and outstanding on a fully-diluted basis, (ii) upon consummation of the Transaction, the current stockholders of Angion will own approximately 34.5% of the combined company and the current stockholders of Elicio will own approximately 65.5% of the combined company, (iii) the exchange ratio is 0.0164 Angion Shares for each Elicio Share (the “Exchange Ratio”), (iv) the value of Angion’s equity is equal to approximately $50.1 million, and (v) any adjustments to the Exchange Ratio pursuant to the Agreement will not be material to our analyses or this Opinion.
In arriving at our Opinion, we:
a) reviewed a draft of the Agreement labeled “Execution Version” sent to us on January 12, 2023;
b) reviewed (1) audited financial statements of Elicio for the fiscal years ended December 31, 2020 and 2021, (2) unaudited financial statements of Elicio for the 11-month period ended November 30, 2022, and (3) unaudited cash balance as of December 31, 2022;
c) reviewed financial forecasts and estimates relating to Elicio prepared by the senior management of Elicio as adjusted by the management of Angion (“Management”) and approved for our use by the Board (the “Elicio Projections”);
d) held discussions with the senior management and advisors of each of Elicio and Angion with respect to the business and prospects of Elicio and Angion, respectively;
e) reviewed and analyzed certain publicly available financial data for companies that we deemed relevant in evaluating Elicio;
f) considered the financial terms of certain initial public offerings that we deemed relevant;
g) reviewed other public information concerning Elicio;
h) reviewed a certificate addressed to us from senior management of Angion which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of Angion; and
i) performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.
In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Angion and its employees, representatives and affiliates or otherwise reviewed by us. With respect to the Elicio Projections, we have assumed, at the direction of Management and with the Board’s consent, without independent verification or investigation, that the Elicio Projections were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of Elicio, as adjusted by Management, as to the future financial condition and operating results of Elicio. At the direction of representatives of Angion, we also assumed that the final terms of the Agreement will not vary materially from those set forth in the draft reviewed by us. We also have assumed, with the consent of Angion, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Transaction, no delay, limitation, restriction or condition will be imposed that would result in the disposition of any assets of Angion or Elicio or otherwise have an adverse effect on Angion, Elicio or the Transaction. We have also assumed, with the consent of the Board, that the Transaction will qualify as a tax-free transaction. We have also assumed that there were no material changes in the assets, liabilities, financial conditions, results of operations, business or prospects of Elicio since the date of the last financial statements of Elicio that were made available to us. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Elicio or Angion.
We are not expressing any opinion as to the underlying valuation, future performance or long term viability of Angion or the price at which Angion Shares will trade at any time. We express no view as to, and our Opinion does not address, any terms or other aspects or implications of the Transaction (other than the Exchange Ratio to the extent expressly specified herein) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, or the fairness of the amount or nature of the compensation resulting from the Transaction to any individual officers, directors or employees of Angion, or class of such persons, relative to the Exchange Ratio or otherwise. In addition, we express no view as to, and our Opinion does not address, the underlying business decision of Angion to proceed with or effect the Transaction nor does our Opinion address the relative merits of the Transaction as compared to any alternative business strategies that might exist for Angion or the effect of any other transaction in which Angion might engage. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm this Opinion. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction or Angion and this Opinion does not purport to address potential developments in any such markets. As you are also aware, there is significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”), and the Pandemic Effects could have a material impact on our analyses and this Opinion.
We are not legal, tax, regulatory or accounting advisors and have relied on the assessments made by Angion and its advisors with respect to such issues. This Opinion does not address any legal, tax, regulatory or accounting matters. In addition, this Opinion does not constitute a solvency opinion or a fair value opinion, and we have not evaluated the solvency or fair value of Elicio or Angion under any federal or state laws relating to bankruptcy, insolvency, similar matters or otherwise.
The issuance of this Opinion was approved by an authorized committee of Oppenheimer & Co. Inc. As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.
We have acted as financial advisor to Angion in connection with the Transaction and will receive a fee for our services, a portion of which will be payable upon delivery of this Opinion and a significant portion of which is contingent upon consummation of the Transaction. Angion has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement. In the ordinary course of business, we and our affiliates may actively trade securities of Angion for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Oppenheimer in the past has provided investment banking, financial advisory and/or other financial services to (i) Elicio, having been engaged as an underwriter to Elicio in its initial public offering in March 2021, for which Oppenheimer did not receive compensation because the offering was subsequently withdrawn, and (ii) Angion, for which Oppenheimer has received compensation, including, among other things, having acted as co-lead manager to Angion in its initial public offering in February 2021. Also, as you are aware, Daniel Geffken, the Chief Financial Officer and a member of the board of directors of Elicio, is also the Chief Financial Officer for OPY Acquisition Corp. I (“OPY1”), and the sponsor of OPY1 is an affiliate of Oppenheimer.
Oppenheimer consents to the inclusion of this Opinion in its entirety and reference to this Opinion in any proxy statement required to be distributed to Angion’s stockholders in connection with the Transaction so long as such inclusion and reference is in form and substance acceptable to Oppenheimer and its counsel.
Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Agreement is fair, from a financial point of view, to Angion. This Opinion is for the use of the Board (in its capacity as such) in its evaluation of the Transaction and does not constitute a recommendation to the Board or any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Transaction, or whether to enter into a support agreement with either Angion or Elicio.
Very truly yours,

OPPENHEIMER & CO.INC.

ANNEX C

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE REGARDING

APPRAISAL RIGHTS, SECTION 262

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE REGARDING

APPRAISAL RIGHTS

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF

DELAWARE
§ 262. Appraisal rights
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:
(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II
INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/
INFORMATION STATEMENT
Item 20—Indemnification of Directors and Officers
As permitted by Section 102 of the DGCL we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or
•	any transaction from which the director derived an improper personal benefit.
These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
As permitted by Section 145 of the DGCL, our amended and restated bylaws provide that:
•	we shall indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions;
•	we may indemnify our employees and agents to the fullest extent permitted by the DGCL, subject to limited exceptions;
•
we shall advance expenses to our directors and officers and may advance expenses of our employees and agents in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.
Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. We have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.
The underwriting agreement that Angion may enter into (Exhibit 1.1) may provide for indemnification by any underwriters of Angion, its directors, its officers who sign the registration statement and Angion’s controlling persons for some liabilities, including liabilities arising under the Securities Act.

Item 21—Exhibits
(a) The following exhibits are filed herewith or incorporated herein by reference:
Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith	To be Filed by Amendment	Previously Filed
		Form	Date	Number
2.1	Agreement and Plan of Merger and Reorganization, dated January 17, 2023, by and among Angion Biomedica Corp., Arkham Merger Sub, Inc. and Elicio Therapeutics, Inc.	8-K	01/17/23	2.1
3.1	Amended and Restated Certificate of Incorporation	8-K	2/9/2021	3.1
3.2	Amended and Restated Bylaws	8-K	2/9/2021	3.2
4.1	Reference is made to exhibits 3.1 through 3.2.
4.2	Form of Common Stock Certificate.	S-1/A	2/1/2021	4.2
4.3	Form of Warrant to Purchase Common Stock.	S-1	1/15/2021	4.3
4.4	Registration Rights Agreement, dated as of March 31, 2020, by and among Angion Biomedica Corp. and the investors party thereto.	S-1	1/15/2021	4.6
5.1	Opinion of Cooley LLP					X
8.1	Opinion of Cooley LLP as to certain tax matters.				X
8.2	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. as to certain tax matters.				X
10.1	Agreement of Lease, dated June 21, 2011, by and between Angion Biomedica Corp. and NovaPark LLC, as amended.	S-1	1/15/2021	10.1
10.2†	Licensing Agreement, dated November 6, 2020, by and between Angion Biomedica Corp. and Vifor (International) Ltd.	S-1	1/15/2021	10.4
10.2(a)†	Amendment - First Amendment dated July 1, 2021 to Licensing Agreement, dated November 6, 2020, by and between Angion Biomedica Corp. and Vifor (International) Ltd.	10-K	3/30/2022	10.2(a)
10.3(a)	Second Amended and Restated 2015 Equity Incentive Plan.	S-1	1/15/2021	10.5(a)
10.3(b)	Form of Incentive Stock Option Grant under 2015 Equity Incentive Plan.	S-1	1/15/2021	10.5(b)
10.3(c)	Form of Non-Qualified Stock Option Grant under 2015 Equity Incentive Plan.	S-1	1/15/2021	10.5(c)
10.3(d)	Form of Stock Option Exercise under 2015 Equity Incentive Plan.	S-1	1/15/2021	10.5(d)

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith	To be Filed by Amendment	Previously Filed
		Form	Date	Number
10.4(a)	2021 Incentive Award Plan.	S-1/A	2/1/2021	10.6(a)
10.4(b)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2021 Incentive Award Plan.	S-1/A	2/1/2021	10.6(b)
10.4(c)	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2021 Incentive Award Plan.	S-1/A	2/1/2021	10.6(c)
10.4(d)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2021 Incentive Award Plan.	S-1/A	2/1/2021	10.6(d)
10.5	2021 Employee Stock Purchase Plan.	S-1/A	2/1/2021	10.7
10.6	Amended and Restated Employment Agreement, dated March 29, 2019, by and between Angion Biomedica Corp. and Jay R. Venkatesan.	S-1	1/15/2021	10.8
10.7	Executive Employment Agreement, dated May 1, 2018, by and between Angion Biomedica Corp. and Itzhak D. Goldberg.	S-1	1/15/2021	10.9
10.7(a)	Separation Agreement, dated February 25, 2022, by and between Angion Biomedica Corp. and Itzhak D. Goldberg	10-K	3/30/2022	10.7(a)
10.8(b)	Separation Agreement, dated March 1, 2022, by and between Angion Biomedica Corp. and Elisha Goldberg	10-K	3/30/2022	10.8(b)
10.9	Executive Employment Agreement, dated December 17, 2018, by and between Angion Biomedica Corp. and John F. Neylan.	S-1	1/15/2021	10.10
10.10	Offer Letter, dated November 27, 2019, as amended, by and between Angion Biomedica Corp. and Jennifer J. Rhodes.	S-1	1/15/2021	10.11
10.11	Consulting Agreement, dated June 3, 2020, as amended, by and between Angion Biomedica Corp. and FLG Partners, LLC, for the services of Gregory S. Curhan.	S-1	1/15/2021	10.12
10.11(a)	First Amendment dated September 9, 2022 to Consulting Agreement, dated June 3, 2020, as amended, by and between Angion Biomedica Corp. and FLG Partners, LLC, for the services of Gregory S. Curhan.	10-K	3/30/2022	10.11(a)

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith	To be Filed by Amendment	Previously Filed
		Form	Date	Number
10.11(b)	Second Amendment dated December 1, 2021 to Consulting Agreement, dated June 3, 2020, as amended, by and between Angion Biomedica Corp. and FLG Partners, LLC, for the services of Gregory S. Curhan.	10-K	3/30/2022	10.11(b)
10.11(c)	Third Amendment dated March 17, 2022 to Consulting Agreement, dated June 3, 2020, as amended, by and between Angion Biomedica Corp. and FLG Partners, LLC, for the services of Gregory S. Curhan.	10-K	3/30/2022	10.11(c)
10.12	Non-employee Director Compensation Plan as of June 9, 2022	10-Q	6/30/22	10.1
10.13	Form of Indemnification Agreement for directors and officers.	S-1	1/15/2021	10.14
10.14	Amended and Restated Executive Separation Benefits Plan dated November 19, 2021.	10-K	3/30/2022	10.14
10.15	Supply Agreement, dated December 10, 2022, by and between Angion Biomedica Corp. and Solara Active Pharma Sciences, Ltd.	10-K	3/30/2022	10.15
10.16	2022 Compensation Decisions with Executive Officers	8-K	3/04/2022	Item 5.02
10.17	At-the-Market Equity Offering Sales Agreement, dated May 16, 2022, among the registrant, Stifel, Nicolaus & Company, Incorporated, and Virtu Americas LLC	S-3	5/16/2022	1.2
10.18	Separation Agreement, dated August 15, 2022, by and between Angion Biomedica Corp. and John F. Neylan	10-Q	11/14/2022	10.2
10.19	Note Purchase Agreement, dated January 17, 2023, by and between Elicio Therapeutics, Inc. and Angion Biomedica Corp., and Form of Promissory Note	8-K	01/17/23	10.1
10.20	Form of Angion Biomedica Corp. Stockholder Support Agreement, dated January 17, 2023	8-K	01/17/23	10.2
10.21	Form of Elicio Therapeutics, Inc. Stockholder Support Agreement, dated January 17, 2023.	8-K	01/17/23	10.3
10.22	Form of Lock-Up Agreement, dated January 17, 2023	8-K	01/17/23	10.4

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith	To be Filed by Amendment	Previously Filed
		Form	Date	Number
10.23	Angion Biomedica Corp. Retention Bonus Plan						X
10.24	Stock Purchase Agreement, dated February 4, 2021, by and among Angion Biomedica Corp. and the purchasers named therein.	8-K	2/09/2021	10.1
10.25†	Exclusive Patent License Agreement, dated January 22, 2016, by and between Elicio Therapeutics, Inc. and the Massachusetts Institute of Technology, as amended				X
10.26†	Supply and Non-Exclusive License Agreement by and between Elicio Therapeutics, Inc. and Regeneron Pharmaceuticals, Inc., dated as of May 11, 2022				X
10.27+	Elicio Therapeutics, Inc. 2012 Equity Incentive Plan, as amended				X
10.28+	Elicio Therapeutics, Inc. 2022 Equity Incentive Plan				X
10.29+	Employment Letter Agreement, by and between Elicio Therapeutics, Inc. and Robert Connelly, dated as of October 10, 2018				X
10.30+	Offer Letter, by and between Elicio Therapeutics, Inc. and Christopher Haqq, M.D., Ph.D. dated as of September 29, 2019				X
10.31+	Offer Letter, by and between Elicio Therapeutics, Inc. and Annette Matthies, Ph.D., dated as of January 12, 2021				X
10.32+	Employment Letter, by and between Elicio Therapeutics, Inc. and Peter DeMuth, dated as of April 13, 2022				X
10.33+	Consulting Agreement, by and between Elicio Therapeutics, Inc. and Danforth Advisors, LLC, dated as of March 13, 2013, as amended				X
10.34	Lease between Elicio Therapeutics, Inc. and RREF II 451D, LLC dated July 21, 2021				X
21.1	Subsidiaries of the registrant	S-1	1/15/2021	21.1
23.1	Consent of Moss Adams LLP, independent registered public accounting firm of Angion Biomedica Corp.				X
23.2	Consent of Baker Tilly US, LLP, independent registered public accounting firm of Elicio Therapeutics, Inc.				X

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith	To be Filed by Amendment	Previously Filed
		Form	Date	Number
23.3	Consent of Cooley LLP (included in Exhibits 5.1)					X
24.1	Power of Attorney (included on the signature page of this Registration Statement on Form S-4)				X
99.1	Consent of Oppenheimer & Co. Inc.				X
99.2	Consent of Robert Connelly to be named as a director				X
99.3	Consent of Assaf Segel to be named as a director				X
99.4	Consent of Daphne Karydas to be named as a director				X
99.5	Consent of Carol Ashe to be named as director				X
99.6	Consent of Julian Adams, Ph.D. to be named as director				X
99.7	Consent of Yekaterina Chudnovsky to be named as director				X
99.8	Proposed Amendment to Amended and Restated Certificate of the Registrant.				X
99.9	Proposed Amendment to Amended and Restated Certificate of the Registrant.				X
99.10	Form of Proxy Card for Special Meeting of Angion Biomedica Corp.					X
101.INS	Inline XBRL Instance Document.				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X
107	Filing Fee Table						X
+	Indicates a management contract or any compensatory plan, contract or arrangement.
†	Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.
(b) Financial Statements
Not Applicable.
(d) Filing Fee
See Exhibit 107

Item 22—Undertakings
(a)	The undersigned registrant hereby undertakes as follows:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(7)
That every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)
To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10)
Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Park City, State of Utah, on this 29 day of March, 2023.
ANGION BIOMEDICA CORP.

By:	/s/ Jay R. Venkatesan
Jay R. Venkatesan, M.D. President and Chief Executive Officer
POWER OF ATTORNEY
Signature	Title	Date

/s/ Jay R. Venkatesan	President and Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 29, 2023
Jay R. Venkatesan, M.D.

/s/ Gregory S. Curhan	Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2023
Gregory S. Curhan

*	Director and Chairman Emeritus	March 29, 2023
Itzhak D. Goldberg, M.D.

*	Lead Independent Director	March 29, 2023
Victor F. Ganzi

*	Director	March 29, 2023
Allen R. Nissenson, M.D.

*	Director	March 29, 2023
Gilbert S. Omenn, M.D., Ph.D.

*	Director	March 29, 2023
Karen J. Wilson
*By:	/s/ Jay R. Venkatesan Jay. R. Vendatesan, M.D. Attorney-in-Fact